



05013388

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME   Trinity Mirror plc

*CURRENT ADDRESS   One Canada Square, Canary Wharf
London E14 5AP

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 04 2006
THOMSON
FINANCIAL

FILE NO. 82- _____   FISCAL YEAR _____

*Complete for initial submissions only** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B   (INITIAL FILING)   ☐   AR/S   (ANNUAL REPORT)   ☐

12G32BR   (REINSTATEMENT)   ☐   SUPPL   (OTHER)   ☒

DEF 14A   (PROXY)   ☐

OICF/BY: MAC

DATE : 12/19/05

Exhibit C(a)
Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 120



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day: 0 2	Month: 0 7	Year: 2 0 0 4	Day:	Month:	Year:

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	22,099	8,961	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	452.5p	544.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



A30   *A8TZIWRF*   0523
COMPANIES HOUSE   13/07/04

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 31,060
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 9.7.2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 121

 ***co*form**

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 9	0 7	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	2,973	4,163	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



A43   *AFSBYHZ2*   0413
COMPANIES HOUSE   21/07/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mrs Glenda Fay Harvey	Class of shares allotted £0.10 Ordinary	Number allotted 129
Address 19 Douglas Drive Broombridge Stirling UK postcode FK7 7RH		
Name Lawrence Keegan	Class of shares allotted £0.10 Ordinary	Number allotted 2,430
Address 44 Tythebarn Lane Dickens Heath Solihull West Midlands UK postcode B90 1RW		
Name Keith O'Donnell	Class of shares allotted £0.10 Ordinary	Number allotted 581
Address 6 Netherleigh Park Belfast UK postcode BT4 3GR		
Name Gary Williams	Class of shares allotted £0.10 Ordinary	Number allotted 1,617
Address 9 Redwood Close The Hollies Sidcup Kent UK postcode DA15 8WP		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____ Date ___ ᵓ|o⟩|o4 ___

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L L Mailey, Trinity Mirror plc,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 2571
	DX number DX exchange

ccform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name John Steven Moore	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,379
Address 43 Towerview Crescent Bangor Co Down		
UK postcode BT19 6BA		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 19/07/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L L Mailey, Trinity Mirror plc,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 2571
	DX number DX exchange



EXHIBIT C-(a) 122



288b

Blueprint 2000
Company Secretary

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	2 6	0 7	2 0 0 4

as director | X | as secretary | ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME
* Style / Title | Mr   * Honours etc |

Please insert details as previously notified to Companies House.

Forename(s) | Stephen Davenport

Surname | Parker

	Day	Month	Year
† Date of Birth	2 9	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed | [signature] | **Date** | 30.7.04

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th
Floor, One Canada Square, Canary Wharf, London,
E14 5AP,   Tel

DX number   DX exchange



A29
COMPANIES HOUSE

0359
04/08/04

...en you have completed and signed the form please send it to the
...gistrar of Companies at:
...mpanies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
...companies registered in England and Wales

...mpanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

EXHIBIT C-(a) 123



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number `82548`

Company Name in full `Trinity Mirror plc`

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 2	0 8	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	819	3,263	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			



A29
COMPANIES HOUSE
0366
04/08/04

When you have completed and signed the form send it to he Registrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33 X24) **Address** Trinity House Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted £0.10 Ordinary	Number allotted 226
Name Mrs Linda Fotheringham **Address** 44 Sandeman Court Hillyland Perth UK postcode PH1 2RD	Class of shares allotted £0.10 Ordinary	Number allotted 550
Name Mrs May Ewens Hamill **Address** 16 Pentland Terrace Edinburgh UK postcode EH10 6HA	Class of shares allotted £0.10 Ordinary	Number allotted 646
Name Mr David Ian Rowland **Address** 42 Fern Avenue Jesmond Newcastle Upon Tyne UK postcode NE2 2QX	Class of shares allotted £0.10 Ordinary	Number allotted 484

Please enter the number of continuation sheets (if any) attached to this form   1

Signed _____   Date 2/08/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7239 3000
	DX number DX exchange

ccform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Bryan Spicer	Class of shares allotted £0.10 Ordinary	Number allotted 560
Address 85 Awsworth Road Ilkeston Derbyshire		
UK postcode DE7 8JP		
Name Mr David Twigg	Class of shares allotted £0.10 Ordinary	Number allotted 1,293
Address 25 Ffordd Cwm Cidi Barry South Glamorgan		
UK postcode CF62 6LH		
Name Mr William Lyon	Class of shares allotted £0.10 Ordinary	Number allotted 323
Address 13 Princes Street Stirling		
UK postcode FK8 1HQ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   Date 02|08|04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7239 3000
	DX number DX exchange



EXHIBIT C-(a) 124

EXHIBIT C-(a) 125



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 9	0 8	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	1,371		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Steven King	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 842
Address 125 Midland Road Cotteridge Birmingham		
UK postcode B30 2EN		
Name Mr Daniel Percy	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 270
Address 8 Gladstone Street Shotton Deeside Clwyd		
UK postcode CH5 1HE		
Name Mrs Diane Carol Warrenger	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 259
Address 1 The Copse Hawarden Deeside Clwyd		
UK postcode CH5 3QS		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 12/08/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 3000
	DX number DX exchange

coform

EXHIBIT C-(a) 126



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 6	0 8	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	1,527		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Atkins **Address** 31 Dolphins Road Folkestone Kent UK postcode CT19 5PL	Class of shares allotted £0.10 Ordinary	Number allotted 849
Name Mr Robert Theodore Calo **Address** 194 Chester Road Watford UK postcode WD18 0LJ	Class of shares allotted £0.10 Ordinary	Number allotted 339
Name Mr Adrian Silkstone **Address** 14 Thornhill Road Rowditch Derby UK postcode DE22 3LX	Class of shares allotted £0.10 Ordinary	Number allotted 339
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _U Ugbly_   Date 17 - 08 - 04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 3000
	DX number DX exchange

ccform

EXHIBIT C-(a) 127

 **88(2)**

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	3 1	0 8	2 0 0 4			

	Ordinary 10p	Ordinary 10p	Ordinary 10p
Class of shares (ordinary or preference etc)			
Number allotted	160,892	67,399	159,116
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	470.5p	544.0p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	3 1	0 8	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	822	407	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 387,407
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name Mrs Susan Elizabeth Dickinson	Class of shares allotted £0.10 Ordinary	Number allotted 357
Address 8 Cottage Road Westminster Park Chester		
UK postcode CH4 7QB		
Name Mr Christopher John Kiernan	Class of shares allotted £0.10 Ordinary	Number allotted 228
Address 12 Howards Avenue Lindley Huddersfield		
UK postcode HD3 3DJ		
Name Mr David P Rose	Class of shares allotted £0.10 Ordinary	Number allotted 237
Address 4 Cromes Wood Banners Brook Tile Hill Coventry		
UK postcode CV4 9SP		

Please enter the number of continuation sheets (if any) attached to this form   **2**

Signed _____   **Date** 3·9·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Daniel H Wilce	Class of shares allotted £0.10 Ordinary	Number allotted 407
Address 25 Pantbach Avenue Cardiff South Glamorgan		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | *2*

Signed _____   Date _3.7.04_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 128



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 7	Month 0 8	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	13,820	11,374	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	544.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



0237
04/09/04

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 25,194
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 3.9.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 129



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 3	0 9	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	3,535	2,715	3,468
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	452.5p	544.0p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   uS81 10/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 9,718
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 9.9.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 130



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 6	0 9	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	1,781	310	409
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 409
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Miss Sheila M Watkins	Class of shares allotted £0.10 Ordinary	Number allotted 1,781
Address 4 West End Court Holt Wrexham Clwyd		
UK postcode LL13 9YJ		
Name Mr Ian Hibbert	Class of shares allotted £0.10 Ordinary	Number allotted 310
Address 9 Abbey Place Darwen Lancashire		
UK postcode BB3 3RH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** 10.9.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 131



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	2 4	0 8	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	6,902	19,872	15,158
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	426.0p	452.5p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



COMPANIES HOUSE   u397
                       15/09/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 2 4	Month 0 8	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	5,317		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 47,249
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 　1

Signed _____ Date 10ᵗ September 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel　020 7293 3000
	DX number　　　　　DX exchange



EXHIBIT C-(a) 132



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	1 0	0 9	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	137,016	64,532	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	452.5p	544.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 201,548
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date _14 . 9 . 04_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



EXHIBIT C-(a) 133



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 1 3	Month: 0 9	Year: 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	1,068	2,905	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   u668   15/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs June Bannon	Class of shares allotted £0.10 Ordinary	Number allotted 712
Address 2 Macfie Place Stewartfield East Kilbride		
UK postcode G74 4TY		
Name Mr Ian Charles Cox	Class of shares allotted £0.10 Ordinary	Number allotted 1,166
Address 5 Granary Lane Sutton Coldfield West Midlands		
UK postcode B76 1SW		
Name Mrs Carol Ann Fikret	Class of shares allotted £0.10 Ordinary	Number allotted 853
Address 9 Homeward Way Binley Coventry		
UK postcode		
Name Mr John Murray Stevenson	Class of shares allotted £0.10 Ordinary	Number allotted 1,242
Address 4 Kenmore Avenue Prestwick Ayrshire		
UK postcode KA9 2DA		

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _____   **Date** 13.9.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

cccform

EXHIBIT C-(a) 134



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 7	Month 0 9	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	5,055		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   22/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 5,055
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _____   Date 21. 9. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

EXHIBIT C-(a) 135



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 0	Month 0 9	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	2,628		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

UU50
COMPANIES HOUSE   22/09/04

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Andrew Paul Croft	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 712
Address 19 Beddoes Close Wootton Fields Northampton		
UK postcode NN4 6BT		
Name Mrs Susan Limbert	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,781
Address 8 Kelsterton Road Connahs Quay Deeside Clwyd		
UK postcode CH5 4BJ		
Name Mr Victor Ernest Pickett	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 135
Address 30 Kirby Close Wootton Park Wootton Northampton		
UK postcode NN4 6AB		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 21.9.04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 136



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 1	Month 1 0	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	10,845		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

AU3
COMPANIES HOUSE   u259
06/10/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 10,845
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date S. 10 · 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange



EXHIBIT C-(a) 137



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To	
	Day Month Year		Day Month Year	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: 0 4 | 1 0 | 2 0 0 4

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	4,456		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Peter Bythell	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,425
Address 15 Hallows Drive Kelsall Tarporley Cheshire UK postcode CW6 0QE		
Name Miss Susan Elizabeth Craggs	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 855
Address 49 The Crescent Abbots Langley Hertfordshire UK postcode WD5 0DR		
Name Mrs Christine Pearce	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 712
Address 4 Normanby Road Middlesbrough Cleveland UK postcode TS7 9NS		
Name Mrs Frances Margaret Reeves	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 534
Address 30 Ffordd Trem Y Foel Parc Bryn Coch Mold Clwyd UK postcode CH7 1NG		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____ **Date** _4.10.04_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Vernon Stratford	Class of shares allotted £0.10 Ordinary	Number allotted 930
Address 18 Hillside Avenue Frinsbury Rochester Kent UK postcode ME2 3DB		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [1]

Signed _____   **Date** 4 · 10 · 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange


ccjorm

EXHIBIT C-(a) 138



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 7 Month 0 9 Year 2 0 0 4	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	142	248	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



COMPANIES HOUSE   05/10/04   J218

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Penelope Davies	Class of shares allotted £0.10 Ordinary	Number allotted 390
Address 18 Langley Park Road Iver Buckinghamshire		
UK postcode SL0 9QN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   Date 4·10·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 139



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 4	Month 0 9	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	21,798	6,807	2,789
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544.0p	470.5p	620.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   15
08/10/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 31,394
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _____ **Date** 1.10.0(

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 140



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares
were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 2	1 0	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	2,729	26,431	26,733
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544.0p	470.5p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted

*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   *DX 33050 Cardiff*
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   *DX 235 Edinburgh*

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 78,521
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	*Class of shares allotted*	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   1

Signed _____   **Date** 27.10.04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day		Month		Year			Day		Month		Year		
	2	2	1	0	2	0	0	4									

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	22,628		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	488.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 141



88(2)

Return of Allotment of Shares

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 5	1 0	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	5,514	4,351	4,350
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	544.0p	470.5p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares
were allotted

*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

COMPANIES HOUSE   ·23
28/10/04

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 14,215
Address 201 Deansgate Manchester		
UK postcode ⌐M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode ⌐		
Name	Class of shares allotted	Number allotted
Address		
UK postcode ⌐		
Name	Class of shares allotted	Number allotted
Address		
UK postcode ⌐		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   **Date** 26.10.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 142



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 8	1 0	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	3,598	39,037	32,030
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544.0p	524.5p	488.6p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to
the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   28/10/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 140,115
Address 201 Deansgate Manchester UK postcode M3 3TD		
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 27·10·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel   020 7293 3281
DX number   DX exchange

coform



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares
were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 8	1 0	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	32,412	33,038	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	452.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted
*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)
Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

Company Number: 82548

THE COMPANIES ACT 1985

AND

THE COMPANIES ACT 1989

SPCIAL RESOLUTIONS

OF

TRINITY MIRROR PLC



At the Annual General Meeting of the Company convened on 5th May 2005, the following resolutions were duly passed as Special Resolutions:-

(1)   "THAT the Directors of the Company be and they are hereby empowered, pursuant to section 95(1) of the Companies Act 1985 (the "Act"), to allot equity securities for cash (within the meaning of section 94(2) of the Act) pursuant to the authority under section 80 of the Act conferred upon the Directors by resolution 7 as if section 89(1) of the Act did not apply to any such allotment, save that this power shall be in substitution for all existing powers conferred on the Directors pursuant to the said section 95(1), and provided that this power shall be limited:

    (a)   to the allotment of equity securities in connection with a rights issue or other issue in favour of holders of ordinary shares in the Company where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but, subject to such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or any other matter whatsoever); and

    (b)   to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal value of £1,483,613, and shall unless renewed, varied or revoked by the Company in general meeting expire at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 5th August 2006), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry.

(2)   THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company on such terms and in such manner as the Directors may from time to time determine and in substitution for all existing powers conferred on the Directors provided that:

    (a)   the maximum number of shares hereby authorised to be purchased is 29,672,275;

(b) the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased (excluding expenses);

(c) the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses; and

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or if earlier, on 5th August 2006) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

(3) THAT the Company's articles of association be amended as follows:

(a) Adding the words "(excluding any shares of that class held as treasury shares)" after the words "not less than three-quarters in nominal value of the issued shares of the class" in Article 49.1;

(b) Adding the words "in question (excluding any shares of that class held as treasury shares)" after the words "The quorum at every such meeting shall be persons holding or representing by proxy three-fourths of the nominal amount paid up on the issued shares of the class" in Article 50.1;

(c) Adding the words "in nominal value of the issued shares" after the words "at least 0.25%." and the words "(excluding any shares of that class held as treasury shares)" after the words "of their class" in Article 80.1(b); and

(d) Adding the words "(calculated exclusive of any shares of that class in that company held as treasury shares)" after the words "1% or more of the issued equity share capital of any class of such body corporate" in Article 129.1(d). "

P A Vickers
Company Secretary

Trinity Mirror plc

§ 25 44

Minutes of a Meeting of the Administration Committee held at
One Canada Square, Canary Wharf, London, E14 5AP, on the 12th August 2005

Executive Share Options – Allotment of Shares

There was produced to the Meeting an exercise schedule, provided by Howells Associates, the administrators to the Company's Executive Share Option Scheme, listing option holders who were wishing to exercise their options. It was noted that options over 20,891 shares are to be exercised at a price of 470.5p It was further noted that the company was in receipt of £148,910.11.

IT WAS RESOLVED:

1.　　THAT forthwith 20,891 shares be issued to TD Waterhouse Nominees (Europe) Limited, Participant ID:277, Member Account CESREG, as nominee for the option holders named in the Schedule in the proportions set out, each ranking pari passu with the existing issued Ordinary Shares of 10p each; and

2.　　THAT the sealing and issue by the Company's Registrars, Lloyds TSB Registrars, of share certificates for 20,891 Ordinary Shares of 10p each, fully paid, drawn in respect of the said allotment, be authorised.

Certified that the above resolution was duly passed and entered into the Minute Book of the Company and duly signed by the Chairman.

....

Assistant Secretary

Trinity Mirror plc

(E004)

Executive Option Schedule

Exercise Date: 12th August 2005

Option Holder	No. Shares	@ Option Price (p)	Exercise Cost (£)
Trinity Mirror plc Unapproved Executive Share Option Scheme 2000			
Mr Dominic Carter	8,671	470.5p	£91,415
Mrs Paula Derry	6,907	470.5p	£32,497.44
Trinity Mirror plc Approved Executive Share Option Scheme 2000			
Mr Andrew Boyd	5,313	470.5p	£24,997.67
Grand Total	**20,891**		**£148,910.11**

This schedule is to be attached to the Administration Committee Minute of the corresponding date as part of the resolution to allot shares.

EXHIBIT C-(a) 207



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From					To				
	Day	Month		Year		Day	Month		Year	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: 0 8 | 0 7 | 2 0 0 5

To: (blank)

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	7,777	4,365	5,704
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	454.5p	426p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE ᄊ 20/07/05 ,357

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 17,846
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 19 . 7 . 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

EXHIBIT C-(a) 208



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To		
	Day	Month	Year		Day	Month	Year

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: 1 5 | 0 7 | 2 0 0 5

	Ordinary 10p	Ordinary 10p	
Class of shares *(ordinary or preference etc)*			
Number allotted	12,241	6,629	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	452.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE ✍ u354 20/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode M3 3TD	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 18,870
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date ___19.7.05___

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 209



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 2	0 7	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	9,351		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

COMPANIES HOUSE   13
25/07/05

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 9,351
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date _22.7.05_

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel   020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 210



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 5	0 7	2 0 0 5			

	From	To
Class of shares (ordinary or preference etc)	Ordinary 10p	
Number allotted	1,045	
Nominal value of each share	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Alexander Nicholson	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 1,045
Address 33 The Stables Wynyard Billingham Cleveland UK postcode TS22 5QQ		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 25.7.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 211



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 1	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,608		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Peter Blackburn	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,613
Address 10 Kistvaen Gardens Meltham Huddersfield UK postcode | HD7 3NQ		
Name Peter Price Harris	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 473
Address 16 Lluest Y Bryn Petros Capel Evan Road Carmarthen Dyfed UK postcode | SA31 1GZ		
Name Paul Manning	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 522
Address 28 Brow Avenue Middleton Manchester UK postcode | M24 1UL		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode |		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 01\08\05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L L Mailey, Trinity Mirror Plc, 20th Floor,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3000
	DX number DX exchange



EXHIBIT C-(a) 212



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 9	Month 0 7	Year 2 0 0 5	Day	Month	Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,376		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	470.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



A35
COMPANIES HOUSE
A8QHI7HN 0119
02/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name T D Waterhouse Nominees (Europe) Limited	Class of shares allotted £0.10 Ordinary	Number allotted 6,376
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____ Date 1/08/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L L Mailey, Trinity Mirror Plc, 20th Floor,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3000
	DX number DX exchange

coform

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(b)

Volume 4 December 2005

Exhibit C (b)

List of RIS notifications issued by Trinity Mirror plc since 1st January 2003 pursuant to the Disclosure Rules and Listing Rules

Exhibit C(b), volume 1: 1 - 45

Exhibit C(b), volume 2: 46 - 98

Exhibit C(b), volume 3: 99 - 157

Exhibit C(b), volume 4: 158 - 213

	Date filed	Information
1	02 Jan 2003	Holding by Standard Life Investments Ltd
2	10 Jan 2003	Holding by Royal Bank Of Canada
3	10 Jan 2003	Board Changes
4	17 Jan 2003	Holding by Royal Bank Of Canada
5	20 Jan 2003	Holding by Substantial Shareholders
6	24 Jan 2003	Holding by Legal And General Investment Management Ltd
7	24 Jan 2003	Holding by Legal And General Investment Management Ltd
8	10 Feb 2003	Holding by Substantial Shareholders
9	21 Feb 2003	Holding by Substantial Shareholders
10	27 Feb 2003	Year End Results to 29/12/2002
11	27 Feb 2003	Holding by Substantial Shareholders
12	28 Feb 2003	Directors Shareholding
13	21 Mar 2003	Director Shareholding
14	10 Apr 2003	Board Change
15	10 Apr 2003	Board Change Amendment

	Date filed	Information
16	14 Apr 2003	Board Change
17	08 May 2003	AGM Statement
18	09 May 2003	Director Shareholding
19	14 May 2003	Holding by Substantial Shareholders
20	12 Jun 2003	Holding by Substantial Shareholders
21	23 Jun 2003	Holding by Substantial Shareholders
22	26 Jun 2003	Trading Statement
23	04 Jul 2003	Holding by Substantial Shareholders
24	31 Jul 2003	Interim Results to 29/06/2003
25	31 Jul 2003	Disposal Plan for Division
26	01 Aug 2003	Director Shareholding
27	07 Aug 2003	Director Shareholding
28	19 Aug 2003	Application for Additional Listing
29	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
30	22 Aug 2003	Holding by Standard Life Investments
31	04 Nov 2003	Holding by Substantial Shareholders
32	07 Nov 2003	Holding by Substantial Shareholders Amendment
33	18 Nov 2003	Blocklisting Review
34	18 Nov 2003	Blocklisting Review

	Date filed	Information
35	19 Nov 2003	Blocklisting Review Amendment
36	27 Nov 2003	Holding by Standard Life Assurance Company
37	01 Dec 2003	Disposal of Irish Titles to 3i Holdings Plc
38	02 Dec 2003	Blocklisting Review
39	02 Dec 2003	Blocklisting Review
40	02 Dec 2003	Blocklisting Review
41	09 Dec 2003	Blocklisting Review
42	09 Dec 2003	Blocklisting Review
43	09 Dec 2003	Blocklisting Review
44	11 Dec 2003	Trading Statement
45	11 Dec 2003	Director Shareholding
46	17 Dec 2003	Director Shareholding
47	28 Dec 2003	Report and Accounts 2003 (For a copy, please see Exhibit C (a) - 124)
48	16 Jan 2004	Completion of disposal of Irish titles to 3i for £46.3m
49	28 Jan 2004	Application for additional listing
50	29 Jan 2004	Holding by substantial shareholders
51	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
52	20 Feb 2004	Holding by Standard Life Assurance Company

	Date filed	Information
53	24 Feb 2004	Board changes
54	26 Feb 2004	Year end results to 28/12/2003
55	10 Mar 2004	Board changes
56	10 Mar 2004	Holding by substantial shareholders
57	10 Mar 2004	Director shareholding
58	15 Mar 2004	Director shareholding
59	22 Mar 2004	Holding by Standard Life Assurance Company
60	16 Apr 2004	Holding by Barclays plc
61	06 May 2004	AGM statement
62	14 May 2004	Holding by Trinity Mirror plc
63	17 May 2004	Statement regarding the Daily Mirror
64	24 May 2004	Holding by Barclays plc
65	27 May 2004	Holding by Barclays plc
66	04 Jun 2004	Director shareholding
67	08 Jun 2004	Holding by Barclays plc
68	10 Jun 2004	Holding by substantial shareholders
69	11 Jun 2004	Director shareholding
70	18 Jun 2004	Board changes
71	18 Jun 2004	Holdings by Capital Group Companies Incorporated

	Date filed	Information
72	24 Jun 2004	Trading statement
73	28 Jun 2004	Holding by substantial shareholders
74	21 Jul 2004	Board changes
75	23 Jul 2004	Blocklisting review
76	27 Jul 2004	Blocklisting review
77	27 Jul 2004	Blocklisting review
78	29 Jul 2004	Interim results to 27/06/2004
79	29 Jul 2004	Interim results to 27/06/2004 amendment
80	30 Jul 2004	Director shareholding
81	03 Aug 2004	Eckoh Technologies plc: New contract win
82	11 Aug 2004	Holding by Barclays plc
83	26 Aug 2004	Director shareholding
84	27 Sep 2004	Director shareholding
85	27 Sep 2004	Holding by Morley Fund Management Ltd
86	22 Oct 2004	Holding by Standard Life Group
87	25 Oct 2004	Director shareholding
88	28 Oct 2004	Holding by Capital Group Companies
89	04 Nov 2004	Holding by substantial shareholders
90	08 Nov 2004	Board changes

	Date filed	Information
91	09 Nov 2004	Holding by Aviva plc
92	10 Nov 2004	Holding by Tweedy Browne Company LLC
93	17 Nov 2004	15 year print deal with Guardian Media Group plc
94	26 Nov 2004	Director shareholding
95	29Nov 2004	Director shareholding
96	30 Nov 2004	Appointment of joint corporate brokers
97	09 Dec 2004	Trading statement
98	17 Dec 2004	Director shareholding
99	02 Jan 2005	Report and Accounts 2004 (For a copy, please see Exhibit C (a) - 213)
100	14 Jan 2005	Holding by substantial shareholders
101	14 Jan 2005	Holding by Capital Group Companies Incorporated
102	19 Jan 2005	Holding by Morley Fund Management Ltd
103	25 Jan 2005	Director shareholding
104	08 Feb 2005	Holding by substantial shareholders
105	23 Feb 2005	Director shareholding
106	28 Feb 2005	Board change
107	03 Mar 2005	Year end results to 02/01/2005
108	14 Mar 2005	Purchase of own shares for cancellation

	Date filed	Information
109	15 Mar 2005	Holding by Barclays plc
110	15 Mar 2005	Purchase of own shares for cancellation
111	18 Mar 2005	Holding by substantial shareholders
112	18 Mar 2005	Holding by Capital Group Companies Incorporated
113	21 Mar 2005	Purchase of own shares for cancellation
114	22 Mar 2005	Purchase of own shares for cancellation
115	23 Mar 2005	Purchase of own shares for cancellation
116	23 Mar 2005	Purchase of own shares for cancellation amendment
117	24 Mar 2005	Holding by Barclays plc
118	24 Mar 2005	Director shareholding
119	05 Apr 2005	Holding by Morley Fund Management Ltd
120	08 Apr 2005	Holding by Capital Group Companies Incorporated
121	11 Apr 2005	Director shareholding
122	11 Apr 2005	Purchase of own shares for cancellation
123	12 Apr 2005	Purchase of own shares for cancellation
124	13 Apr 2005	Purchase of own shares for cancellation
125	15 Apr 2005	Purchase of own shares for cancellation
126	18 Apr 2005	Purchase of own shares for cancellation
127	19 Apr 2005	Purchase of own shares for cancellation

	Date filed	Information
128	20 Apr 2005	Purchase of own shares for cancellation
129	21 Apr 2005	Purchase of own shares for cancellation
130	22 Apr 2005	Purchase of own shares for cancellation
131	26 Apr 2005	Holding by substantial shareholders
132	03 May 2005	Holding by substantial shareholders
133	05 May 2005	AGM statement
134	06 May 2005	Purchase of own shares for cancellation
135	10 May 2005	Purchase of own shares for cancellation
136	11 May 2005	Purchase of own shares
137	12 May 2005	Director shareholding
138	13 May 2005	Purchase of own shares for cancellation
139	19 May 2005	Purchase of own shares for cancellation
140	23 May 2005	Purchase of own shares for cancellation
141	26 May 2005	Director shareholding
142	31 May 2005	Purchase of own shares for cancellation
143	01 Jun 2005	Purchase of own shares for cancellation
144	07 Jun 2005	Purchase of own shares for cancellation
145	08 Jun 2005	Purchase of own shares for cancellation

	Date filed	Information
146	09 Jun 2005	Purchase of own shares for cancellation
147	16 Jun 2005	Purchase of own shares for cancellation
148	20 Jun 2005	Update on IFRS
149	20 Jun 2005	Purchase of own shares for cancellation
150	21 Jun 2005	Purchase of own shares for cancellation
151	22 Jun 2005	Purchase of own shares for cancellation
152	24 Jun 2005	Director shareholding
153	30 Jun 2005	Trading statement
154	08 Jul 2005	Holding by Aviva plc
155	19 Jul 2005	Acquisition of Smart Media Services Ltd
156	22 Jul 2005	Holding by Capital Group Companies Incorporated
157	25 Jul 2005	Director shareholding
158	28 Jul 2005	Interim results to 03/07/2005
159	03 Aug 2005	Purchase of own shares for cancellation
160	04 Aug 2005	Purchase of own shares for cancellation
161	05 Aug 2005	Purchase of own shares for cancellation
162	08 Aug 2005	Purchase of own shares for cancellation
163	09 Aug 2005	Purchase of own shares for cancellation
164	10 Aug 2005	Purchase of own shares for cancellation

	Date filed	Information
165	11 Aug 2005	Purchase of own shares for cancellation
166	12 Aug 2005	Purchase of own shares for cancellation
167	15 Aug 2005	PDMR shareholding
168	15 Aug 2005	Purchase of own shares for cancellation
169	16 Aug 2005	Acquisition of Financial Jobs Online Ltd
170	17 Aug 2005	Purchase of own shares for cancellation
171	18 Aug 2005	Purchase of own shares for cancellation
172	19 Aug 2005	Purchase of own shares for cancellation
173	26 Aug 2005	Director shareholding
174	01 Sep 2005	Recommended cash offer for The hotgroup plc
175	01 Sep 2005	Trinity Mirror to acquire hotgroup plc
176	07 Sep 2005	Holding by Capital Group Companies Incorporated
177	08 Sep 2005	Purchase of own shares for cancellation
178	09 Sep 2005	Purchase of own shares for cancellation
179	12 Sep 2005	Purchase of own shares for cancellation
180	13 Sep 2005	Purchase of own shares for cancellation
181	14 Sep 2005	Posting of offer document
182	14 Sep 2005	Purchase of own shares for cancellation
183	15 Sep 2005	Purchase of own shares for cancellation

	Date filed	Information
184	16 Sep 2005	Purchase of own shares for cancellation
185	19 Sep 2005	Agreement with Trinity Mirror
186	19 Sep 2005	Purchase of own shares for cancellation
187	21 Sep 2005	Purchase of own shares for cancellation
188	21 Sep 2005	Purchase of own shares for cancellation
189	22 Sep 2005	Purchase of own shares for cancellation
190	23 Sep 2005	Director shareholding
191	23 Sep 2005	Purchase of own shares for cancellation
192	26 Sep 2005	Purchase of own shares for cancellation
193	27 Sep 2005	Holding by Legal & General Group plc
194	27 Sep 2005	Purchase of own shares for cancellation
195	29 Sep 2005	Purchase of own shares for cancellation
196	30 Sep 2005	Recommended cash offer for The hotgroup plc
197	3 Oct 2005	Purchase of own shares for cancellation
198	4 Oct 2005	Holding by Capital Group Company, Inc.
199	4 Oct 2005	Purchase of own shares for cancellation
200	4 Oct 2005	Recommended cash offer for The hotgroup plc
201	5 Oct 2005	Purchase of own shares for cancellation
202	12 Oct 2005	Purchase of own shares for cancellation
203	13 Oct 2005	Purchase of own shares for cancellation
204	17 Oct 2005	Purchase of own shares for cancellation

	Date filed	Information
205	19 Oct 2005	Recommended cash offer for The hotgroup plc
206	25 Oct 2005	Recommended cash offer for The hotgroup plc
207	26 Oct 2005	Director shareholding
208	31 Oct 2005	Purchase of own shares
209	14 Nov 2005	Holding by Harris Associates L.P.
210	17 Nov 2005	Application for additional listing
211	23 Nov 2005	Director shareholding
212	28 Nov 2005	Acquisition of Paldonsay Ltd
213	29 Nov 2005	Holding by Harris Associates L.P.

EXHIBIT C-(b) 158

Regulatory Announcement

Go to market news section

RECEIVED

2005 DEC -7 P 2: 55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[Free annual report]

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Interim Results
Released	07:00 28-Jul-05
Number	4036P

RNS Number:4036P
Trinity Mirror PLC
28 July 2005

Trinity Mirror plc
2005 Interim Results
for the 26 weeks ended 3 July 2005

28 July 2005

Trinity Mirror plc announces the Group's Interim Results(3) for the 26 weeks
ended 3 July 2005. The operational and financial highlights reflect the adoption
of International Financial Reporting Standards for the period.

Operational highlights

 • Revenue and operating profit(1) growth of 1.2% and 7.9% respectively in
   a challenging advertising revenue environment

 • Improved Group operating margins(1) by 1.3% to 22.1% with Regionals
   division operating margins(1) increasing by 1.1% to 28.4%

 • Earnings per share growth, before impact of IAS 39(4) on financial
   instruments and before non-recurring items(2), of 13.2%, with the interim
   dividend increased by 8.5% to 6.4 pence per share

 • Incremental cost savings of £4.1 million and on track to achieve at
   least £35 million net annualised savings for the year

 • £32.5 million expended on share buy-back programme during the period and
   on track to achieve a £250 million return of capital over three years

 • £83 million capital investment in printing presses over three years
   enhancing manufacturing efficiency and providing full colour for the Group's
   five National newspapers and a number of Regional newspaper titles by the
   beginning of 2008

 • Strong operating cash flows up 2.0% to £129.9 million and stable net
   debt at £457.4 million excluding the impact of IAS 39(4)

Financial highlights

	2005(2) £m	2004(2) £m	Change %
Revenue	579.3	572.7	+1.2%
Group operating profit pre non-recurring items (1)	128.3	118.9	+7.9%
Group operating profit post non-recurring items	128.3	115.4	+11.2%
Profit before IAS 39(4) impact and pre non-recurring items (2)	112.5	99.5	+13.1%
Profit before tax post non-recurring items	113.2	98.5	+14.9%

Per share	Pence	Pence	Change %
Underlying earnings before IAS 39(4) impact and pre non-recurring items(2)	26.6p	23.5p	+13.2%
Underlying earnings pre non-recurring items (2)	26.7p	23.5p	+13.6%
Basic earnings post non-recurring items	26.7p	23.5p	+13.6%
Dividend per share	6.4p	5.9p	+8.5%

(1)   Excludes operating non-recurring items of £nil (2004: £3.5 million charge)

(2)   Excludes net non-recurring items before tax of £nil (2004: £1.0 million charge)

(3)   Accounting policies used in the preparation of the unaudited financial information for the 26 weeks ended 3 July 2005 reflect changes resulting from the adoption of International Financial Reporting Standards. The accounting policies adopted are detailed in note 2 on page 14. The 2004 interim results have been restated on this basis. (See note 17 on page 27)

(4)   Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39. References to IAS 39 throughout this document shall have the same meaning

Sir Victor Blank, Chairman of Trinity Mirror plc, commented:

"Management continues to deliver value to shareholders by improving the business, delivering against our financial targets and driving the growth strategy forward with even greater vigour."

Sly Bailey, Chief Executive of Trinity Mirror plc, commented:

"We have delivered a satisfactory performance, despite the current trading environment. I believe that this demonstrates that we have stabilised and revitalised the business to achieve sustainable improvements in performance. Having stabilised the core business, we remain fully focused on growth."

Enquiries:
Trinity Mirror plc   020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

Within the following Chief Executive's review and review of operations, all figures are presented on a pre non-recurring items basis, as defined in footnotes (1) and (2) on page 1, unless otherwise stated, and reflect the impact of implementing International Financial Reporting Standards (IFRS) for both 2005 and 2004. A full reconciliation of the performance from IFRS to UK GAAP is shown on pages 35 to 36.

Chief Executive's Statement

During the 26 weeks ended 3 July 2005 Group revenues increased by 1.2% from £572.7 million to £579.3 million, operating profits* increased by 7.9% from £118.9 million to £128.3 million and operating margin* improved by 1.3% from 20.8% to 22.1%. The improved performance has been achieved despite a difficult advertising market and reflects the continued benefits of the Group's "Stabilise

Revitalise Grow" strategy. In particular, the Group operating margin improvement reflects the effectiveness of the strategy in driving continuous improvement across our portfolio of products and publishing processes.

Following a good start to the year in January and February, advertising market conditions deteriorated in March and remained challenging during the second quarter. The UK economy has slowed from the beginning of the year contributing to a weakening retail environment with sluggish consumer spending. This has impacted most advertising categories across our portfolio of newspaper titles. In common with other regional newspaper publishers, we have also seen a reduction in the volume of recruitment advertising across the business. Despite the weak advertising environment, our national titles continue to hold their advertising volume market share. As there remains limited visibility in the advertising market place, we are managing the business on the assumption that the advertising conditions experienced in the first half will continue for the remainder of the year.

Delivery against stated financial objectives

The difficult advertising market conditions have not distracted management from delivery against our stated financial objectives. The short-term financial objectives of the strategy, updated in March 2005, are as follows:

- Annualised net cost savings of £35 million in 2005 with net incremental cost savings of £7 million in 2005

- Intention to return up to £250 million capital to shareholders through a three-year share buy-back programme commencing in 2005

- A policy to progressively increase dividends

- Improvements in operating margins for the Regionals division

The Group has delivered against each of the stated financial objectives as follows:

- Incremental cost savings of £4.1 million have been achieved in the period and the Group is on track to deliver at least £35 million net annualised cost savings this year

- 4.9 million shares have been acquired since March 2005 at a cost of £32.5 million. The Group remains on track to complete the £250 million return of capital over three years to 2007

- The interim dividend has been increased by 8.5%

- Operating margins* for the Regionals division have further increased by 1.1% to 28.4%

In addition to meeting the stated objectives, including the returning of capital to shareholders, the Group has maintained stable net debt, which has only increased marginally by £3.4 million to £457.4 million excluding the impact of IAS 39.

Driving growth

The positive momentum created through our performance-based strategy "Stabilise Revitalise Grow" has continued during the period.

Despite the difficult trading conditions management has continued to focus attention on driving longer-term growth, through investment in both the core business and complementary new products and revenue streams.

In the core business, we have concentrated on the disciplines of portfolio

management through revitalising and relaunching existing titles, *improving*
consumer and advertiser propositions, continuing with the 'little and often'
cover pricing policy, making improvements to the distribution and availability
of our titles, a strong focus on advertising yield management and attention to
cost management.

This focus has strengthened and revitalised our portfolio and is delivering
tangible benefits that are clear to see in our results.

In addition to strengthening and building our portfolio of newspaper titles, we
have continued the process of growing and transforming Trinity Mirror into a
multi-platform publishing business. This has been achieved by focusing on
meeting the broader needs of our market segments, geographies and customer
groups, by deepening and strengthening penetration in our core markets both in
print and on-line and so securing a strong foundation for further development
and growth.

While the Group is still in the early stages of the growth phase of its
strategy, real progress has been made over the last six months:

- Since joining in February, Georgina Harvey, Managing Director for the
  Regionals division, has undertaken a root and branch review of the business
  and has formulated clear action plans to further improve performance. These
  plans have been framed into three clear strategic priorities: to drive top
  and bottom line performance to further improve margins, to drive
  efficiencies in the operating model by fully capturing the benefits of
  scale and to accelerate growth through a stronger focus on growth and
  innovation.

- This month we announced the acquisition of smartnewhomes.com – the UK's
  largest and most successful online business focused exclusively on the new
  homes sector. This is the first acquisition the Group has made since
  announcing the "Stabilise Revitalise Grow" strategy and builds on our
  existing print presence in this core market. The acquisition will be
  immediately cash flow positive with significant growth potential.

- In the Autumn the Racing Post will launch its joint venture with Racing
  UK to provide a broadband service, linking live and archive video of
  horseracing with online betting and form research. This will use Racing
  UK's rights from 31 premier racecourses and the Racing Post's expertise in
  online content and betting to create a new platform for horseracing
  enthusiasts. Five of the UK's leading bookmakers have been selected to
  partner the venture. Each of these partners will have a prime position on
  the site and consumers will also be able to watch the video stream in a
  bookmaker-specific site.

- We have continued to segment and deepen our presence in our core
  recruitment advertising markets with the launch of local recruitment
  websites which build on the successful launches seen in Scotland and Wales
  last year. To date in 2005 we have launched new sites in the South East,
  North East and the North West. During August we will complete coverage of
  our regional markets with the launch of another new site in the Midlands.
  These local sites provide precision targeting for advertisers and job
  seekers, to complement the reach of the national fish4jobs network, the
  UK's most popular online recruitment brand.

- In August, we will strengthen our position in the key public sector
  recruitment area, launching Insidepublic.co.uk, a national website
  providing news, career advice and job opportunities to those seeking work
  in the public sector.

- In June the Group launched a new public sector magazine – Communities
  Today. This new title will be published alongside our market-leading title
  Inside Housing, further strengthening our position in the public sector via

a cluster publishing strategy.

- We are commencing a £83 million capital expenditure programme which secures full colour for the Group's five National newspapers and a number of Regional newspaper titles by early 2008. In addition to securing full colour this investment replaces presses and ancillary equipment which are coming to the end of their useful economic life and provides substantial operating efficiencies from 2007. This investment will be funded through cash flow, with total capital expenditure being maintained at approximately £60 million per annum for 2006 and 2007 before reverting to a more normalised spend, which is expected to be below £30 million per annum.

- We are piloting paid for e-editions of our newspapers, with the launch of The Journal e-edition - an electronic edition of the North East of England's best-selling morning newspaper.

- We continue to develop our directories business. We plan to publish four editions of The One directory across Scotland in the second half of 2005. We expect to publish a further three editions in 2006 bringing the total to seven editions.

In addition to the above initiatives, the Group is considering a range of other organic and acquisition opportunities for growth. We expect some of these to be evident in the second half of this year.

Despite the continued challenges in trading conditions we remain committed to pursuing and accelerating options for growth across the Group's portfolio of businesses. We are confident that our strategy will deliver enhanced returns for shareholders and we will provide a further update on progress at the announcement of our preliminary results for the year in March 2006.

Sly Bailey, Chief Executive
28 July 2005

Review of operations

Group revenue increased by 1.2% from £572.7 million to £579.3 million and Group operating profit* increased by 7.9% from £118.9 million to £128.3 million. Group operating margins* have increased by 1.3% from 20.8% to 22.1%.

The results reflect the impact of difficult advertising market conditions, which contributed to advertising revenues falling by 0.4% from £324.2 million to £323.0 million whilst circulation revenues increased by 3.1% from £194.8 million to £200.9 million.

The operating profit performance incorporates the benefit of net incremental cost savings of £4.1 million and a reduced operating profit pension charge (excluding past service enhancements) under IAS 19 of £1.7 million which have been partially offset by a 7.0% newsprint price increase for the year which increased costs by £5.0 million in the period.

There are no reported non-recurring items for the period.

Earnings per share before non-recurring items increased by 13.6% from 23.5 pence per share to 26.7 pence per share, reflecting the increased operating profit, reduced finance costs and the benefit of the reduced number of shares in issue due to the share buy-back programme.

The interim dividend has been increased by 8.5% to 6.4 pence per share (2004: 5.9 pence per share). It will be paid on 1 November 2005 to shareholders on the register at 7 October 2005. Under International Financial Reporting Standards the dividend has not been recognised in the Interim Balance Sheet as a liability as it was not approved by the Board until 28 July 2005 which was after the

interim period end.

The Group continued to deliver strong operating cash flows which increased by 2.0% to £129.9 million (2004: £127.4 million). These strong cash flows enabled net debt to increase only marginally by £3.4 million from £454.0 million at 2 January 2005 to 457.4 million at 3 July 2005 excluding the impact of IAS 39 despite net capital expenditure of £13.2 million, £32.5 million expenditure for the share buy back and payment of the 2004 final dividend of £41.7 million.

The adoption of IFRS and the consequent adoption of IAS 39 potentially creates significant volatility in both the income statement and reported debt levels. To provide clarity moving forward, all adjustments arising from IAS 39 will be identified and underlying debt levels excluding the impact of IAS 39 will continue to be disclosed. The reported net debt including the adoption of IAS 39 is shown in note 11. Net debt excluding the impact of IAS 39, which reflects the underlying position, is shown in note 16.

Capital expenditure of £60 million is expected for the full year reflecting the continued expenditure in relation to the re-pressing at the Oldham print site and £4 million relating to the £83 million capital expenditure programme announced today.

On 18th July 2005 the Group completed the acquisition of Smart Media Services Ltd., the owner of smartnewhomes.com, the UK's leading internet marketing portal for new-build homes. An initial consideration of £11.3 million (excluding transaction costs) has been settled by £10.6 million in cash and the issue of £0.7 million loan notes.

During the period the IAS 19 operating profit pension charge for current service fell by £1.7 million to £14.1 million with cash contributions (excluding past service enhancements) increasing by £11.9 million to £25.6 million. Pension scheme liabilities, before the provision of deferred taxation increased by £8.9 million to £330.8 million. This reflects an increase in liabilities of £79.0 million and an increase in assets of £70.1 million. The increase in liabilities reflects a fall in the real rate of return applied to discount liabilities. This fell from 2.55% at 2 January 2005 to 2.35% at 3 July 2005.

Net pension scheme liabilities, after the provision of deferred taxation, increased by £6.3 million from £225.3 million to £231.6 million.

Regionals division

The Regionals division achieved revenue growth of 2.6% from £270.4 million to £277.3 million and operating profit* growth of 6.6% from £73.9 million to £78.8 million. Operating margin* increased by 1.1% from 27.3% to 28.4%. The increase in operating profit* incorporates a £3.3 million increase for the Regional newspaper titles excluding Metros, £0.5 million increase in Metros and profits of £0.9 million for Digital Media activities compared to a loss of £0.2 million in 2004.

Advertising revenues increased 1.5% to £214.1 million (2004: £211.0 million) with growth of 0.4% from £203.3 million to £204.1 million for our Regional newspapers titles (excluding Metros), an increase in advertising revenue for the Metro titles of 15.8% from £5.7 million to £6.6 million and Digital Media advertising achieving growth of 70.0% from £2.0 million to £3.4 million.

The division achieved growth in advertising revenues of 4.0% for January to April with a fall in advertising revenues of 3.3% for May and June. Growth of 3.1% for Display, 17.9% for property and 3.4% for other classified categories has been partially offset by declines of 6.7% for recruitment and 2.7% for motors. With the exception of the regional newspaper titles in the South and the Midlands where advertising revenues fell by 1.6% and 0.8% respectively, and the North West, where revenues were flat, all regions achieved year on year advertising revenue growth for the period.

Regional newspapers circulation revenue increased by 5.1% from £39.6 million to £41.6 million, with the continued benefit of the 'little and often' cover price policy. Circulation volumes for the Regional titles declined by 0.9% for daily morning titles, 4.6% for daily evening titles, 5.5% for Sunday titles and 3.6% for the weekly titles. Excluding the Midlands titles, which continue to have weak circulation performance for the daily morning, evening and Sunday titles, there has been a general improvement in circulation volume performance, with an increase of 0.3% for daily morning titles, a fall of 2.5% for the evening titles and a fall of 0.9% for the Sunday titles. A new management team has been appointed in the Midlands to address the weak performance of our titles in this region.

The results of smartnewhomes.com, acquired in July 2005, will be reported within the results of the Regionals division. For 2005, revenues post acquisition are expected to be £1.5 million.

Nationals division

In a difficult advertising market where total national newspapers advertising volumes suffered a substantial reduction, our Nationals divisional revenues fell by 0.9% from £257.9 million to £255.5 million. Despite the fall in revenues, operating profit* increased by 5.9% from £40.5 million to £42.9 million due to the benefits of cost savings partially offset by inflationary price increases and a 7.0% increase in the price of newsprint. Operating margin* improved from 15.7% to 16.8%.

Revenues for the UK Nationals fell by 1.6% from £202.2 million to £198.9 million and those for the Scottish Nationals increased by 1.6% from £55.7 million to £56.6 million. Despite the fall in revenues, operating profit for the UK Nationals increased by 11.8% reflecting continued tight cost management. For the Scottish Nationals operating profit fell by 8.6% or £1.0 million, reflecting costs of £0.6 million for The One Directory, losses of £0.1 million for Scotcareers and additional investment in product and marketing of £0.4 million.

Circulation revenue for the Group's five National titles (and related businesses) increased by 2.0% from £137.4 million to £140.1 million reflecting the benefit of cover price increases implemented during 2004 for the two daily titles and increases in January this year for the three Sunday titles. Circulation revenues for the UK and Scottish Nationals increased by 1.0% and 5.8% respectively.

In a competitive national newspaper marketplace we have seen some improvements in the year-on-year circulation volume performance for the Daily Mirror and Sunday Mirror in recent months.

The Daily Mirror circulation volume, excluding sampling, declined by 7.7% year-on-year during the period. The six-monthly volume market share for the Daily Mirror fell by 0.2% to 19.3% during the period. The year-on-year volume performance has improved in recent months with declines of 3.6% and 5.0% for May and June respectively compared to declines of 9.4% and 8.9% for the first quarter and April respectively. The improved year-on-year performance reflects the benefits of a more consistent publishing mix and the passing of the anniversary of the fake Iraqi prisoner abuse pictures published in May 2004.

The Sunday Mirror and The People circulation volume, excluding sampling, declined year-on-year by 3.4% and 7.1% respectively during the period. The six-monthly volume market share for the Sunday Mirror fell by 0.1% to 15.8% and for the People remained flat at 9.8% during the period.

The circulation volumes for the Daily Record and the Sunday Mail declined by 5.5% and 5.7% respectively for the period.

Advertising revenue for the Nationals division declined by 5.4% from £99.0

million to £93.7 million during the period. Although the market continues to be unpredictable and volatile, our national newspapers continue to maintain volume market share of advertising.

The UK Nationals advertising revenue declined by 7.0% from £73.9 million to £68.7 million and the Scottish Nationals advertising revenue declined by 0.4% from £25.1 million to £25.0 million.

Sports division

The Sports division continues to deliver strong results with revenues increasing by 10.5% from £23.7 million to £26.2 million, and operating profits* increasing by 9.3% from £8.6 million to £9.4 million. Advertising and circulation revenue increased by 14.9% and 9.7% respectively.

The on-line activities of the division continue to deliver positive results with revenues increasing by 34.6% to £1.2 million and operating profits doubling to £0.5 million.

In April the Racing Post announced that it had joined forces with Racing UK, the UK's leading horseracing channel, to provide an innovative broadband service for on-line customers. The service offers consumers a combination of live and archive video coverage from Racing UK's 31 premier racecourses together with comprehensive racing analysis and form supplied by the Racing Post. The service has secured significant commercial support from five of the UK's leading bookmakers and will enable customers to bet and watch live racing.

Magazines and Exhibitions

Despite a difficult trading environment the Magazines and Exhibitions division delivered a strong performance with revenues increasing by 4.6% to £20.3 million and operating profits* increasing by 10.2% to £5.4 million.

June saw the launch of Communities Today, a fortnightly title targeted at the public sector. August sees the launch of InsidePublic, a specialist website serving the needs of the public sector, which builds on the strength of the Group's market leading title, Inside Housing.

Central Costs

Central costs have reduced by 3.4% from £8.8 million to £8.5 million reflecting tight cost control.

Outlook

The advertising market has remained difficult since March and reflects the general slowdown in the UK economy since the beginning of the year. Management are running the business on the assumption that the difficult trading environment will continue for the remainder of the year.

The Board remains confident in the strategy and continues to expect a satisfactory outcome for the year.

* Pre non-recurring items as defined in footnote (1) on page 1

Trinity Mirror plc

Consolidated income statement (unaudited)
for the 26 week period to 3 July 2005

	Notes	26 weeks to 3 July 2005 £m	26 weeks to 27 June 2004 £m	53 weeks to 2 January 2005 (audited) £m
Revenue	3	579.3	572.7	1,141.7
Cost of sales		(277.4)	(272.6)	(533.6)
Gross profit		301.9	300.1	608.1
Distribution costs		(69.0)	(72.6)	(140.5)
Administrative expenses:				
Non-recurring	4	–	(3.5)	(12.2)
Other		(104.9)	(109.0)	(213.4)
Share of results of associates		0.3	0.4	0.8
Operating profit	3	128.3	115.4	242.8
Finance costs (excluding IAS 39 impacts*)	9	(15.8)	(19.4)	(38.2)
IAS 39 impact*	9	0.7	–	–
Profit on disposal of subsidiary undertakings	4	–	2.5	2.5
Profit before tax		113.2	98.5	207.1
Tax	5	(34.7)	(29.3)	(62.0)
Profit for the period		78.5	69.2	145.1
Attributable to:				
Equity holders of the parent		78.5	69.1	145.0
Minority interest		–	0.1	0.1
		78.5	69.2	145.1
Earnings per share (pence)	7	Pence	Pence	Pence
Excluding IAS 39 impact*				
Underlying earning per share		26.6	23.5	51.2
Non-recurring items		–	–	(2.0)
Earnings per share – basic		26.6	23.5	49.2
Earnings per share – diluted		26.3	23.2	48.7
Including IAS 39 impact*				
Underlying earning per share		26.7	23.5	51.2
Non-recurring items		–	–	(2.0)
Earnings per share – basic		26.7	23.5	49.2
Earnings per share – diluted		26.4	23.2	48.7

All revenue and results arose from continuing operations

* Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39. References to IAS 39 throughout this document shall have the same meaning.

Trinity Mirror plc

Consolidated statement of changes in equity (unaudited)
for the 26 week period to 3 July 2005

26 weeks to 3 July 2005	Share capital and capital redemption reserve £m	Share Premium £m	Revaluation reserves £m	Retained earnings and other reserves £m	Tot.
Opening balances	29.7	1,101.7	4.9	(430.7)	705
Profit for the period	-	-	-	78.5	78
Dividends	-	-	-	(41.7)	(41
Actuarial losses on defined benefit pension schemes (net of tax)	-	-	-	(13.9)	(13
Total recognised income and expense	-	-	-	22.9	22
Recognised directly in equity New share capital subscribed	0.1	4.2	-	-	4
Buy-back shares cancelled	(0.5)	-	-	(32.0)	(32
Investment in shares for LTIP	-	-	-	(5.7)	(5
Available-for-sale financial assets fair value movement net of tax	-	-	-	2.0	2
Expense of the cost of the investment in LTIP shares	-	-	-	1.9	1
Net change directly in equity	(0.4)	4.2	-	(33.8)	(30
Total movements	(0.4)	4.2	-	(10.9)	(7
Equity at the end of the period	29.3	1,105.9	4.9	(441.6)	698

	Notes			
Current assets				
Inventories		6.5	6.6	6.7
Available-for-sale financial assets	8	4.1	1.1	1.3
Trade and other receivables		159.3	171.5	147.7
Cash and cash equivalents		29.2	33.7	43.4
		--------	--------	--------
		199.1	212.9	199.1
		--------	--------	--------
Total assets		2,281.7	2,313.6	2,286.8
		--------	--------	--------
Non-current liabilities				
Borrowings		(382.2)	(470.7)	(440.8)
Obligations under finance leases		(16.1)	(24.0)	(17.7)
Retirement benefit obligation	13	(330.8)	(338.3)	(321.9)
Deferred tax liabilities		(538.0)	(543.7)	(540.9)
Long term provisions		(9.9)	(8.6)	(8.1)
Derivative financial instruments	10	(59.0)	-	-
		--------	--------	--------
		(1,336.0)	(1,385.3)	(1,329.4)
		--------	--------	--------
Current liabilities				
Borrowings		(27.2)	(63.5)	(36.4)
Trade and other payables		(173.9)	(188.8)	(175.0)
Current tax liabilities		(39.3)	(33.0)	(33.2)
Obligations under finance leases		(2.3)	(2.8)	(2.5)
Short term provisions		(4.5)	(5.0)	(4.7)
		--------	--------	--------
		(247.2)	(293.1)	(251.8)
		--------	--------	--------
Total liabilities		(1,583.2)	(1,678.4)	(1,581.2)
		--------	--------	--------
Net assets		698.5	635.2	705.6
		========	========	========
Equity				
Share capital		(29.8)	(29.5)	(29.7)
Share premium account		(1,105.9)	(1,096.7)	(1,101.7)
Revaluation reserves		(4.9)	(5.0)	(4.9)
Capital redemption reserve		0.5	-	-
Retained earnings and other reserves		441.6	499.7	430.7
		--------	--------	--------
Equity attributable to equity holders of the parent		(698.5)	(631.5)	(705.6)
Minority interest		-	(3.7)	-
		--------	--------	--------
Total equity		(698.5)	(635.2)	(705.6)
		========	========	========

Trinity Mirror plc

Consolidated cash flow statement (unaudited)
For the 26 week period to 3 July 2005

	Notes	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005 (audited)
		£m	£m	£m

Cash flows from operating activities				
Cash generated from operations	11	129.9	127.4	288.8
Income tax paid		(29.1)	(22.9)	(55.6)
Net cash from operating activities		100.8	104.5	233.2
Investing activities				
Interest received		0.8	0.3	0.8
Dividends received from associated undertakings		0.6	3.2	3.2
Purchase of shares from minority interests		-	-	(4.5)
Net cash balances disposed of with subsidiary undertaking		-	(2.1)	(2.1)
Proceeds from sales of subsidiary undertakings		-	44.7	44.7
Proceeds on disposal of property, plant and equipment		0.9	1.0	1.8
Purchases of property, plant and equipment		(13.2)	(14.8)	(37.3)
Proceeds from sale of motor cycle show business		-	0.2	0.2
Net cash (used in)/from investing activities		(10.9)	32.5	6.8
Financing activities				
Dividends paid		(41.7)	(37.6)	(55.1)
Dividend paid to minority shareholders		-	(0.1)	(0.1)
Interest paid		(16.9)	(17.9)	(33.8)
Interest paid on finance leases		(0.6)	(0.7)	(2.2)
Repayments of borrowings		(13.7)	(84.8)	(138.2)
Principal payments under finance leases		(1.8)	(4.4)	(11.0)
Purchase of shares under share buy-back		(32.5)	-	-
Issue of shares		4.3	7.3	12.5
Purchase of own shares under LTIP		(5.7)	(6.2)	(6.2)
Increase in bank overdrafts		4.5	6.8	3.2
Net cash used in financing activities		(104.1)	(137.6)	(230.9)
Net (decrease)/increase in cash and cash equivalents		(14.2)	(0.6)	9.1
Cash and cash equivalents at the beginning of period		43.4	34.3	34.3
Cash and cash equivalents at the end of period		29.2	33.7	43.4

Trinity Mirror plc

Notes to the interim financial report (unaudited)

1. General information

The financial statements for the 26 weeks to 3 July 2005 do not constitute
statutory accounts for the purposes of Section 240 of the Companies Act 1985 and
have not been audited. No statutory accounts for the period have been delivered

26 weeks to 27 June 2004	Share capital	Share Premium	Revaluation reserves	Retained earnings and other reserves
	£m	£m	£m	£m
Opening balances	29.4	1,089.5	5.0	(537.5)
Profit for the period	-	-	-	69.2
Dividends	-	-	-	(37.6)
Actuarial gains on defined benefit pension schemes (net of tax)	-	-	-	16.3
Total recognised income and expense	-	-	-	47.9
Recognised directly in equity New share capital subscribed	0.1	7.2	-	-
Investment in shares for LTIP	-	-	-	(6.2)
Other movements	-	-	-	(0.2)
Net change directly in equity	0.1	7.2	-	(6.4)
Total movements	0.1	7.2	-	41.5
Equity at the end of the period	29.5	1,096.7	5.0	(496.0)

Trinity Mirror plc

Consolidated statement of changes in equity (unaudited)
for the 26 week period to 3 July 2005

53 weeks to 2 January 2005	Share capital £m	Share Premium £m	Revaluation reserves £m	Retained earnings and other reserves £m	Total £m
Opening balances	29.4	1,089.5	5.0	(537.5)	586.4
Profit for the period	-	-	-	145.1	145.1
Dividends	-	-	-	(55.1)	(55.1)

Actuarial gains on defined benefit pension schemes (net of tax)	–	–	–	24.9	24.9
Total recognised income and expense	–	–	–	114.9	114.9
Recognised directly in equity New share capital subscribed	0.3	12.2	–	–	12.5
Investment in shares for LTIP	–	–	–	(6.2)	(6.2)
Expense of the cost of the investment in LTIP shares	–	–	–	1.8	1.8
Movement on revaluation	–	–	(0.1)	–	(0.1)
Purchase of minority interest	–	–	–	(3.7)	(3.7)
Net change directly in equity	0.3	12.2	(0.1)	(8.1)	4.3
Total movements	0.3	12.2	(0.1)	106.8	119.2
Equity at the end of the period	29.7	1,101.7	4.9	(430.7)	705.6

Trinity Mirror plc

Consolidated balance sheet (unaudited)
at 3 July 2005

	Notes	3 July 2005 £m	27 June 2004 £m	2 January 2005 (audited) £m
Non-current assets				
Goodwill		6.0	6.0	6.0
Other intangible assets		1,579.9	1,579.9	1,579.9
Property, plant and equipment		380.4	394.4	387.8
Investments in associates		7.2	7.2	7.5
Deferred tax asset		109.1	113.2	106.5
		2,082.6	2,100.7	2,087.7

to the Registrar of Companies.

The financial information in respect of the 53 weeks ended 2 January 2005 has
been produced using extracts from the statutory accounts under UK GAAP for this
period and amended by adjustments arising from the implementaion of
International Financial Reporting Standards (IFRS). The statutory accounts for
this period have been filed with the Registrar of Companies. The auditors'
report on these accounts was unqualified and did not contain a statement under
Sections 237 (2) or (3) of the Companies Act 1985 which deal respectively with
the maintaining of proper accounting books and records and the availability of
information to the auditors. The financial information presented on pages 9 to
36 has been prepared based on the adoption of IFRS, including International
Accounting Standards (IAS) and interpretations issued by the International
Accounting Standards Board (IASB) and its committees, as interpreted by any
regulatory bodies relevant to the Group. These are subject to ongoing amendment
by the IASB and subsequent endorsement by the European Commission and are
therefore subject to change. As a result the accounting policies used to prepare
the interim financial report will need to be updated for any subsequent
amendment to IFRS required for first time adoption, or any new standards that
the Group may elect to adopt early.

The auditors have carried out a review of the interim report and their report is
set out on page 37.

The interim report was approved by the directors on 28 July 2005. This
announcement is being sent to shareholders and will be made available at the
company's registered office at One Canada Square, Canary Wharf, London, E14 5AP.

2. Accounting policies

The policies set out below have been consistently applied to all the years
presented except for those relating to the classification and measurement of
financial instruments.

Trinity Mirror plc consolidated financial statements were prepared in accordance
with Generally Accepted Accounting Principles (UK GAAP) until 2 January 2005. UK
GAAP differs in some areas from IFRS. In preparing Trinity Mirror plc 2005
consolidated interim financial statements, management has amended certain
accounting, valuation and consolidation methods applied in the UK GAAP financial
statements to comply with the recognition and measurement criteria of IFRS. The
comparative figures in respect of 2004 were restated to reflect these
adjustments.

The Group has made use of the exemption available under IFRS 1 to only apply
IAS32 "Financial Instruments: Disclosure and Presentation" (IAS 32) and IAS 39
"Financial Instruments: Recognition and Measurement" (IAS 39) from 3 January
2005.

Reconciliations and descriptions of the effect of the transition from UK GAAP to
IFRS on the Group's equity and its net income and cash flows are provided in
note 17.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of
the Company and entities controlled by the Company for the 26 weeks to 3 July
2005.

Associates

Associates are all entities over which the Group has significant influence but
not control and are accounted for by the equity method of accounting, initially

recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

2.Accounting policies (continued)

Revenue recognition

Revenue comprises Group sales, net of applicable discounts and value added tax. Advertising revenue is recognised upon publication and circulation revenue is recognised at the time of sale. Other revenue is recognised at the time of sale or provision of service.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost, other than assets under construction, using the straight-line method over the estimated useful lives detailed below:

Property   15 - 67 years
Plant and equipment   3 - 25 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

Intangibles

Intangibles comprise acquired publishing rights and titles. These have an

indefinite life and are not amortised. The carrying value is based on fair value attributed on acquisition less any subsequent impairment.

Impairment of assets excluding goodwill

The Group reviews, annually, the carrying amounts of its tangible and intangible assets to determine whether those assets have suffered an impairment loss. If any such loss exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication of a loss the asset may be impaired.

Recoverable amount is the higher of fair value less disposal costs and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using the Group's weighted average cost of capital.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are classified as available-for-sale, and are initially measured at cost and subsequently reported at fair value. Available-for-sale investments and gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

2.Accounting policies (continued)

Borrowings

Interest-bearing loans and bank overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest-bearing and are stated at their nominal value.

Derivative financial instruments

The Group uses derivative financial instruments, including cross-currency interest rate swaps, interest rate swaps and other hedging instruments, to minimise exposure to the financial risks of changes in foreign currency exchange rates and interest rates. The Group does not use derivative financial instruments for speculative purposes.

Since 3 January 2005 derivative financial instruments are now separately recognised at fair value in the financial statements. Changes in the fair value of derivative financial instruments are recognised immediately in the income statement.

Derivatives embedded in commercial contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the underlying contracts, with unrealised gains or losses reported in the income statement.

Tax

The tax expense represents the sum of the corporation tax currently payable and deferred tax.

The corporation tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Employee benefits - Retirement benefit costs

The Group operates a number of funded defined benefit (final salary pension) schemes, all of which have been set up under Trusts that hold their financial assets separately from those of the Group. In addition, a number of defined contribution arrangements are currently operated.

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds approximating to the terms of the related pension liability. Unrealised gains and losses are recognised in equity as an item within the statement of changes in equity.

2. Accounting policies (continued)

Share-based payments

The Group has applied the requirements of IFRS 2 Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were invested as of 3 January 2005. The Group issues equity-settled benefits to certain employees. These equity-settled share-based payments are measured at fair value at the date of grant. The fair value is determined at the grant date and is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved.

Application of IFRS 1

The Group's financial statements for the year ended 1 January 2006 will be the first annual financial statements that comply with IFRS. These interim financial statements have been prepared as described in note 1 including the principles set out in IFRS 1.

The Group's transition date is 29 December 2003.

IFRS 1 sets out the procedures to be followed when adopting IFRS for the first time as the basis for preparing the Group's consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 1 January 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at the date of transition. IFRS 1 provides a number of optional exemptions to this general principle. The most significant of these are set out below, together with a description, in each case, of the exemption adopted by the Group.

• Business combinations - IFRS 3, Business Combinations

The Group has elected not to restate business combinations recognised before the date of transition.

• Fair value as 'deemed' cost - IAS 16, Property, Plant and Equipment

The Group has elected, where appropriate, to use fair value as the 'deemed' cost of plant, property and equipment on adoption of IFRS.

• Employee Benefits - IAS 19, Employee Benefits

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. In subsequent periods all actuarial gains and losses will be recognised in full in the period in which they occur in the statement of changes in equity in accordance with the amendment to IAS 19, issued on 16 December 2004.

• Financial Instruments - IAS 32, Financial Instruments:

Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement

The Group has elected to adopt IAS 32 and IAS 39 from 3 January 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

• Share-based Payments - IFRS 2, Share-Based Payments

The Group has elected to apply IFRS 2 to all share-based awards and options granted post 7 November 2002 but not vested at 3 January 2005.

3. Business segments

For management purposes, the Group is currently organised into the following divisions: Regionals, Nationals, Sports, Magazines & Exhibitions and Central costs. These divisions are the basis on which the Group reports its primary segment information. The secondary reporting segment is a geographical and source analysis of turnover.

Principal activities are as follows:

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. The National division comprising the UK and Scottish Nationals, publishes five daily and Sunday newspapers. The Sports division is a supplier of racing and sports betting information, with four sports newspapers and related on-line activities. The Magazines & Exhibitions division operates a range of magazines, consumer and trade shows. Central costs include costs not attributed to specific divisions and TM Interactive, which was reported separately up until 2004.

Segment information about these businesses is presented below.

Primary segments - Business segment analysis

26 weeks to 3 July 2005	Regionals 2005	Nationals 2005	Sports 2005	Magazines & Exhibitions 2005	Central costs 2005	Consolidated 2005
	£m	£m	£m	£m	£m	£m
Revenue						
External sales	277.3	255.5	26.2	20.3	-	579.3
	======	======	=====	=====	=====	======
Result						
Segment result	78.8	42.9	9.4	5.4	(8.5)	128.0
	======	======	=====	=====	=====	
Non-recurring items						-
Share of results of associates						0.3

Operating profit						128.3
						======

26 weeks to 27 June 2004	Regionals 2004	Nationals 2004	Sports 2004	Magazines & Exhibitions 2004	Central costs & TM Interactive 2004	Consolidat 20
	£m	£m	£m	£m	£m	
Revenue						
External sales	270.4	257.9	23.7	19.4	1.3	572
	======	======	=====	=====	=====	====

```
Result
Segment result          73.9      40.5      8.6       4.9      (9.4)        118
                       ======    ======    =====     =====     =====
Non-recurring
items                                                                       (3
Share of results of associates                                               0
                                                                           ----
Operating profit                                                            115
                                                                           ====
```

3.   Business segments (continued)

Primary segments - Business segment analysis (continued)

53 weeks to 2 January 2005 (audited)	Regionals 2004	Nationals 2004	Sports 2004	Magazines & Exhibitions 2004	Central costs & TM Interactive 2004	Consolidat 20
	£m	£m	£m	£m	£m	
Revenue						
External sales	540.1	519.7	48.9	31.8	1.2	1,141
	======	======	=====	=====	=====	====
Result						
Segment result	151.0	95.2	18.0	7.5	(17.5)	254
	======	======	=====	=====	=====	
Non-recurring items						(12
Share of results of associates						0

Operating profit						242
						====

Secondary segments - Geographical and source segment analysis

Revenue analysis	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005 (audited)
	£m	£m	£m
United Kingdom and Republic of Ireland	577.0	568.9	1,135.5
Continental Europe	2.3	3.8	6.1
Rest of world	-	-	0.1
	------	------	-------
Total turnover	579.3	572.7	1,141.7
	======	======	=======
Circulation	200.9	194.8	395.4
Advertising	323.0	324.2	644.4
Other	55.4	53.7	101.9
	------	------	-------
Total revenue	579.3	572.7	1,141.7
	======	======	=======

4. Non-recurring items and profit on sale of subsidiary undertakings

	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005

| | | | (audited) |
Non-recurring items	£m	£m	£m
Restructuring costs (a)	-	(4.3)	(11.0)
Maxwell related recoveries (b)	-	-	1.3
Write down of presses in Chester and Oldham (c)	-	-	(7.0)
Release of old accruals for which no further costs are expected (d)	-	-	3.5
Profit on disposal of land and buildings (e)	-	0.8	1.0
Non-recurring items	-	(3.5)	(12.2)

(a)   Restructuring costs in prior periods relate to cost reduction plans including the costs incurred inrestructuring the TM Interactive division which was reported separately up until 2004.

(b)   In 2004, the Group recovered £1.3 million from the liquidators of Maxwell related companies for claims outstanding since 2002.

(c)   Costs of £7 million were incurred in the write down of press plant from the closure of the Chester print site and the re-pressing project at Oldham as part of the Manufacturing Project which was announced in February 2004.

(d)   In 2004, the Group released old sundry accruals of £3.5 million, for which no further costs were expected.

(e)   In 2004, the Group disposed of surplus land and building realising a profit on disposal of £1.0 million.

4.   Non-recurring items and profit on sale of subsidiary undertakings (continued)

| | 26 weeks to 3 July 2005 | 26 weeks to 27 June 2004 | 53 weeks to 2 January 2005 (audited) |
Profit on sale of subsidiary undertakings	£m	£m	£m
Profit on sale of subsidiary undertakings	-	2.5	2.5
Profit on sale of subsidiary undertakings	-	2.5	2.5

In January 2004, the Group disposed of its Irish subsidiaries for a consideration of £46.1 million, realising a profit of £2.5 million and its Motorcycle Show business for a consideration of £0.2 million, realising a profit of £nil.

| 5. Tax | 26 weeks to 3 July 2005 | 26 weeks to 27 June 2004 | 53 weeks to 2 January 2005 (audited) |
	£m	£m	£m
Corporation tax			
Tax charge for the period	(34.9)	(29.7)	(60.9)
Prior year adjustment	(3.7)	-	(2.0)
Corporation tax charge	(38.6)	(29.7)	(62.9)
Deferred tax			

```
Tax charge for the period                      0.2       0.4      (2.2)
Prior year adjustment                          3.7        -        3.1
                                             -------   ------   ------
Deferred tax charge                            3.9       0.4       0.9
                                             -------   ------   ------
Total tax charge                             (34.7)    (29.3)    (62.0)
                                             =======   ======   ======
Reconciliation of tax charge                     %        %         %
Standard rate of corporation tax              30.0      30.0      30.0
Tax effect of items that are not deductible or 0.8       0.3       0.9
not taxable in determining taxable profit
Tax effect of share of results of associate  (0.1)     (0.1)     (0.1)
Tax effect of rolled over and revaluation gains (0.1)   (0.4)     (0.3)
Prior year adjustment                            -         -      (0.6)
                                             -------   ------   ------
Total tax charge rate                         30.6      29.8      29.9
                                             =======   ======   ======
```

Corporation tax for the interim period is charged at 30.0% (2004: 30.0%), representing the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

6.Dividends

	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005 (audited)
	£m	£m	£m
Amounts recognised as distributions to equity holders in the period:			
Dividend paid (a)	41.7	37.6	55.1
	=======	======	======
	Pence	Pence	Pence
Dividend paid per share	14.3	12.8	18.7
	=======	======	======
	£m	£m	£m
Dividend proposed but not paid nor included in the accounting records (b)	18.7	17.4	42.4
	=======	======	======
	Pence	Pence	Pence
Dividend proposed per share	6.4	5.9	14.3
	=======	======	======

(a) The amount of £41.7 million is in respect of the final dividend for the 53 weeks to 2 January 2005; the amount of £37.6 million is in respect of the final dividend for the 52 weeks to 29 December 2003; the amount of £55.1 million is in respect of the final dividend for the 52 weeks to 29 December 2003 and the interim dividend for the 26 weeks to 27 June 2004;

(b) The amount of £18.7 million represents the proposed interim dividend for the 26 weeks to 3 July 2005, which had not been approved by the Board and as such is not reflected as a liability in this interim financial report; the amount of £17.4 million represents the proposed interim dividend for the 26 weeks to 27 June 2004; the amount of £42.4 million represents the proposed final dividend for the 53 weeks to 2 January 2005.

7. Earnings per share

	26 weeks to 3 July	26 weeks to 27 June	53 weeks to 2 January
Earnings			

	2005 £m	2004 £m	2005 (audited £m
Profit after tax before non-recurring items and IAS 39 impact (underlying)	78.0	69.1	151.0
Non-recurring items (after tax)*	-	-	(6.0
Profit after tax before IAS 39 impact	78.0	69.1	145.0
IAS 39 impact (after tax)	0.5	-	-
Basic EPS earnings (profit attributable to equity holders)	78.5	69.1	145.0
Number of shares	('000)	('000)	('000)
Weighted number of ordinary shares for the purpose of basic EPS	293,793	294,492	294,787
Effect of dilutive potential ordinary shares - share options	3,325	3,313	3,149
Weighted number of ordinary shares for the purpose of diluted EPS	297,118	297,805	297,936
Earnings per share - pence	Pence	Pence	Pence
Excluding IAS 39 impact			
Underlying earnings per share	26.6	23.5	51.2
Non-recurring items*	-	-	(2.0)
Earnings per share - basic	26.6	23.5	49.2
Earnings per share - diluted	26.3	23.2	48.7
Including IAS 39 impact			
Underlying earnings per share	26.7	23.5	51.2
Non-recurring items*	-	-	(2.0
Earnings per share - basic	26.7	23.5	49.2
Earnings per share - diluted	26.4	23.2	48.7

* Non-recurring items includes profit on disposal of subsidiary undertakings

8.   Available for-sale financial assets

Adoption of IAS 32 & 39

As a result of the adoption of IAS 32 & 39 certain assets have been classified

as available-for-sale financialassets and valued at fair value with changes in the fair value being recorded as an equity movement.

	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005 (audited)
	£m	£m	£m
Opening balance	1.3	1.1	1.2
Impact of IAS 32 & 39 adoption	2.4	-	-
Adjusted opening position	3.7	1.1	1.2
Other movements	0.4	-	0.1
Closing balance	4.1	1.1	1.3
Current	4.1	1.1	1.3
Dealt with in Equity:			
Impact of IAS 32 & 39 adoption	2.4	-	-
Movement in period	0.4	-	-
Deferred tax	(0.8)	-	-
	2.0	-	-

9 Finance costs

	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005 (audited)
	£m	£m	£m
Interest on bank overdrafts and loans	(15.3)	(18.7)	(36.0)
Interest on obligations under finance leases	(0.5)	(0.7)	(2.2)
Total finance costs	(15.8)	(19.4)	(38.2)
IAS 39 impact			
Fair value and amortisation cost	0.7	-	-

10. Derivative financial instruments

Adoption of IAS 32 & 39

IAS 32 & 39 were adopted as accounting standards on 3 January 2005. The adjustment separated the foreign exchange component of the cross-currency interest rate swaps from the value of the private placement loans which were previously recorded at the swap contract exchange rate under UK GAAP.

Under exemption permitted within IFRS1 the comparative periods have not been restated. Comparative periods are disclosed and measured based on UK GAAP as at 2 January 2005.

26 weeks to
3 July
2005

£m

Cross-currency interest rate swaps
- fair value Liabilities

	£m
Closing balance at 2 January 2005	-
Impact of IAS 32 & 39	(87.2)
Restated closing balance at 2 January 2005 after the impact of IAS 32 & 39	(87.2)
Movement in fair value during the period including exchange movements	28.2
Closing balance at 3 July 2005	(59.0)
Current	-
Non-current	(59.0)

11. Notes to the cash flow statement

	26 weeks to 3 July 2005 £m	26 weeks to 27 June 2004 £m	53 weeks to 2 January 2005 (audited) £m
Operating profit	128.3	115.4	242.8
Adjustments for:			
Depreciation of property, plant and equipment	19.8	20.4	49.0
Share of result of associate	(0.3)	(0.4)	(0.8)
Cost of LTIP benefits	2.2	0.5	1.9
Profit on disposal of property, plant and equipment	-	(0.8)	(1.0)
IAS 19 pension funding	(10.8)	2.2	(3.1)
Decrease in inventories	0.2	0.2	0.1
(Increase)/decrease in receivables	(14.2)	(13.6)	10.1
Increase/(decrease) in payables	4.7	3.5	(10.2)
Net cash from operating activities	129.9	127.4	288.8

11. Notes to the cash flow statement (continued)

Net Debt

	2 January 2005 IFRS (audited) £m	3 January 2005 adoption of IAS 39* £m	Cash flow £m	IAS39* impact £m	Loans repaid £m	Other non-cash changes £m	3
Debt due after one year							
Loan notes	(440.8)	86.3	-	(27.5)	-	(0.2)	(3

Derivative financial instruments	-	(87.2)	-	28.2	-	-	(
Finance leases	(17.7)	-	-	-	1.6	-	(
	(458.5)	(0.9)	-	0.7	1.6	(0.2)	(4
Debt due within one year						
Bank overdrafts	(22.5)	-	(4.5)	-	-	-	(2
Loan notes	(13.9)	-	-	-	13.7	-	(
Finance Leases	(2.5)	-	-	-	0.2	-	(
	(38.9)	-	(4.5)	-	13.9	-	(2
Cash at bank and in hand	43.4	-	(14.2)	-	-	-	2
Net debt	(454.0)	(0.9)	(18.7)	0.7	15.5	(0.2)	(45

* The US and UK private placement loan notes totalling US$602 million and £32 million were issued in 2001 and 2002. The fixed rate interest and capital repayments on the US$ denominated loan notes have been swapped into floating rate sterling through the use of cross-currency interest rate swaps. As hedge accounting under IAS 39 has not been applied, the loan notes and cross-currency swaps are shown separately under IAS 39. The loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency swaps are disclosed at fair value at the period-end date. These values do not represent the amounts required to repay the loan notes or cancel the related cross-currency interest rate swaps.

Opening position reconciled to UK GAAP as at 2 January 2005

Net Debt

	UK GAAP at 2 January 2005	Adjustment on transition to IFRS	IFRS 2 Janua 20 (audite
	£m		£m
Debt due after one year			
Loan notes	(440.8)	-	(440.
Derivative financial instruments	-	-	
Finance leases	(14.9)	(2.8)	(17.
	(455.7)	(2.8)	(458.
Debt due within one year			
Bank overdrafts	(22.5)	-	(22.
Loan notes	(13.9)	-	(13.
Finance Leases	(1.7)	(0.8)	(2.
	(38.1)	(0.8)	(38.
Cash at bank and in hand	43.4	-	43.
Net debt	(450.4)	(3.6)	(454.

12. Share-based payments

During the 26 weeks to 3 July 2005, share options were granted to senior

managers on a discretionary basis under the 2004 Long Term Incentive Plan
(LTIP). The exercise price of the granted options is £1 for each block of
options granted. The options vest after three years, subject to the continued
employment of the participant and satisfaction of certain earnings per share and
total shareholder return performance conditions.

13. Retirement benefit schemes

Defined benefit schemes

Two of the schemes, namely the Mirror Group Pension Scheme (the "Old Scheme")
and the MGN Past Service Pension Scheme (the "Past Service Scheme") cover the
liabilities in respect of service up to 13 February 1992, the date when the Old
Scheme was closed. The Past Service Scheme was established to meet the
liabilities for service up to 13 February 1992 for employees and former
employees, who worked regularly on the production and distribution of Mirror
Group's newspapers, which are not satisfied by payments from the Old Scheme and
the Maxwell Communications Pension Plan or by the State.

An actuarial valuation of these pension schemes as at 31 December 2002, showed
that they have insufficient assets to meet their liabilities for members'
benefits, therefore contributions of £3.5 million were paid to the Past Service
Scheme in 2003 and £3.5 million paid in 2004. In 2005 agreement has been reached
with the trustees to pay £9.0 million and for actuarial valuations to be carried
out during the year.

In addition to the above schemes, the Group operates a further eight final
salary schemes. Formal valuations of schemes are carried out regularly, the
actuarial methods and assumptions used to calculate each scheme's assets and
liabilities varying according to the actuarial and funding policies adopted by
their respective trustees.

The most significant of the schemes are the Trinity Retirement Benefit Scheme
(the "Trinity Scheme"), the MGN Pension Scheme (the "MGN Scheme") and the
Midland Independent Newspapers Pension Scheme (the " MIN Scheme"), which
together with the Old Scheme and the Past Service Scheme represent over 98% of
the aggregate market value. The last formal valuation of these schemes was
undertaken on 30 June 2003 for the Trinity Scheme, 31 December 2002 for the MGN
Scheme and 31 March 2004 for the MIN Scheme. These valuations showed deficits of
£25.1 million, £25.2 million and £30.8 million respectively. All of the schemes
are being funded in accordance with the recommendations of the respective
actuaries. In 2004, employer's contributions to the MGN Scheme increased by 1.1%
to 11.1%: the employer's contribution to the Trinity Scheme increased by 5% to
14%. The employer's contribution to the MIN Scheme remained at 14% in 2004 but
will increase by 1% to 15% in 2005.

During 2002, the decision was taken to close entry to the three defined benefit
(final salary pension) schemes to new employees with effect from 1 January 2003.
All new employees are entitled to participate in a defined contribution plan,
the Trinity Mirror Pension Plan.

Valuations have been performed in accordance with the requirements of IAS 19
with scheme liabilities calculated using a consistent projected unit valuation
method and compared to the market value of the schemes' assets at 30 June 2005,
the last day prior to the period end for which such values were available.
Based on actuarial advice, the financial assumptions used in calculating the
schemes' liabilities are:

	3 July 2005	27 June 2004	2 Jan
Principal annual actuarial assumptions used as at:			
	%	%	
Discount rate	5.00	5.80	
Inflation rate	2.65	3.00	

Expected rate of salary increases	3.90	4.50	
Pension increases:			
Pre 6 April 1997 pensions	2.65 to 5.0	3.0 to 5.0	2.75 to
Post 6 April 1997 pensions	2.65 to 3.15	3.0 to 3.25	2.75 to
Actual return on plan assets	£69.7m	£9.4m	£91

13. Retirement benefit schemes (continued)

Defined benefit schemes (continued)

Defined benefit schemes	3 July 2005 £m	27 June 2004 £m	2 January 2005 (audited) £m
Net scheme liabilities:			
Present value of funded obligations	(1,450.6)	(1,308.0)	(1,371.6)
Fair value of scheme's assets	1,122.5	969.7	1,049.7
Effect of asset ceiling	(2.7)	-	-
Schemes' deficits	(330.8)	(338.3)	(321.9)
This amount is presented as follows:			
Current liabilities	-	-	-
Non-current liabilities	(330.8)	(338.3)	(321.9)
	(330.8)	(338.3)	(321.9)
Pension plan assets include direct investments in the Company's ordinary shares with a fair value of:	£nil	£nil	£nil

Amounts recognised in the income statement	26 weeks to 3 July 2005 £m	26 weeks to 27 June 2004 £m	53 weeks to 2 January 2005 (audited) £m
Current service cost	(14.1)	(15.8)	(32.6)
Past service cost	(0.8)	(0.4)	(0.6)
Total included in staff costs	(14.9)	(16.2)	(33.2)
Expected return on plan assets	36.0	33.6	67.4
Interest cost on pension schemes' liabilities	(35.8)	(35.2)	(70.3)
Net finance charge	0.2	(1.6)	(2.9)
Total included in the income statement	(14.7)	(17.8)	(36.1)
Movement in deficits during the period:			
Opening deficits	(321.9)	(357.9)	(357.9)

```
Contributions                              25.7      14.1      36.5
Total charge to income statement          (14.7)    (17.8)    (36.1)
Actuarial gains/(losses)                   (19.9)    23.3      35.6
                                          -------   -------   -------
Closing deficits                           (330.8)   (338.3)   (321.9)
                                          =======   ======    ======

Movement not recognised in income
statement:
Actuarial gains/(losses)                   (19.9)    23.3      35.6
                                          -------   -------   -------


Total included in statement of changes
in equity (before tax)                     (19.9)    23.3      35.6
                                          =======   ======    ======
```

Defined contribution schemes	26 weeks to 3 July 2005	26 weeks to 27 June 2004	53 weeks to 2 January 2005 (audited)
	£m	£m	£m
Amounts recognised in the income statement:			
Current service cost	(0.4)	(0.1)	(0.5)
	=======	======	======

14. Events after the balance sheet date

On 19 July 2005 the Group announced the acquisition of Smart Media Services Ltd, the owner of smartnewhomes.com, the UK's leading internet marketing portal for new-build homes. Trinity Mirror acquired Smart Media Services for an initial consideration of £11.3 million and a deferred consideration based on future earnings capped to a maximum of £5.3 million, all of which will be satisfied in cash and loan notes.

The proposed interim dividend was approved by the Board on 26 July 2005 and has not been included as a liability as at 3 July 2005.

15. Long Term Incentive Plan (LTIP) share purchases

Purchases of shares for LTIP are included in retained earnings and other reserves at £11.9 million (27 June 2004 and 2 January 2005: £6.2 million) and under IFRS are now classified as Treasury Shares, and are included in other reserves on the balance sheet.

16. Analysis of net debt (excluding IAS 39)

	3 July 2005	27 June 2004	2 January 2005 (audited)
	£m	£m	£m
Cash at bank in hand	29.2	33.7	43.4
Bank overdrafts	(27.0)	(26.1)	(22.5)
	-----	------	-------
Net cash balances	2.2	7.6	20.9
	-----	------	-------
Debt due within one year	(0.2)	(37.4)	(13.9)
Debt due after one year	(441.0)	(470.7)	(440.8)
Finance leases	(18.4)	(26.8)	(20.2)
	-----	------	-------
Bank loans, bank notes and finance leases	(459.6)	(534.9)	(474.9)
	-----	------	-------

```
Net debt                                      (457.4)   (527.3)    (454.0)
                                              ======    ======    =======
```

This note summarises net debt on an IFRS comparable basis excluding the impact
of IAS 39 fair value, exchange rate and amortisation adjustments, illustrated in
note 11.

17. Explanation of transition to IFRS

Differences between IFRS and UK GAAP

Presentation - IAS 1, Presentation of Financial Statements

The presentation format of IFRS is different from UK GAAP and the illustrative
financial information herein is designed to assist the reader to understand
these changes.

Dividends - IAS 10, Events After the Balance Sheet Date

Dividends proposed will be disclosed as a 'Non-adjusting Event after the Balance
Sheet Date' under IAS 10, Events after the Balance Sheet Date. Under IFRS
dividends are not recognised as liabilities (IAS 37, Provisions, Contingent
Liabilities and Contingent Assets) until they are appropriately approved and are
no longer at the discretion of the directors. Accordingly the 2004 proposed
dividend amount under UK GAAP is removed from the IFRS accounts.

Capitalised Leases - IAS 17, Leases

This standard has a wider scope than UK GAAP and has resulted in a small number
of short leasehold buildings being capitalised on the Balance Sheet.

Employee Option and Performance Share Schemes - IFRS 2, Share-based Payments

All transactions within the scope of IFRS 2 are valued based on the fair value
of the option or award at grant date and expensed to the Income Statement over
the vesting period of the scheme.

Pension costs - IAS 19, Employee Benefits

The main difference between IFRS and UK GAAP is the measurement of scheme
assets. The IFRS valuation is determined at bid rather than mid market price
thus increasing the Group's pension scheme liabilities. In addition, there is a
presentational difference with the pension scheme liability now being shown
gross of its deferred tax asset.

17. Explanation of transition to IFRS (continued)

Differences between IFRS and UK GAAP (continued)

Holiday pay - IAS 19, Employee benefits

IAS 19 requires the recording of a holiday pay accrual. This has been included
in the opening IFRS Balance Sheet at 29 December 2003. Although it is expected
that this adjustment will be relatively stable in magnitude from one year to
another, when comparing the year end and interim periods there is a balance
sheet movement and income statement impact.

Goodwill - IAS 38, Intangible Assets

Under IAS 38 goodwill is not amortised. Instead it is subject to an annual
impairment review. An adjustment has been made to remove the goodwill
amortisation charge.

Associates - IAS 28, Investments in Associates

IFRS requires the share of profit of Associates to be shown post tax (IAS 1).
Under UK GAAP this amount is shown before tax with the tax charge included as
part of the Group tax charge.

Deferred Tax - IAS 12, Income Taxes

IAS 12 requires a deferred tax liability to be recognised on all temporary
timing differences. A potential liability arises from the difference between the
fair value attributed to publishing rights and titles from previous
acquisitions. As the group has elected, under IFRS 1, not to restate prior
acquisitions at transition date to an IFRS 3 basis then recognition is against
equity reserves rather than against goodwill. Also included in this adjustment
is the liability for gains deferred by rollover and held-over relief.

Cash flow

The cash flow differences between UK GAAP and IFRS are all either movements
within a classification (adjustments netting to zero) or presentational. There
is no impact on the final cash position nor the movement in the period. The IFRS
cash flow with comparative information is presented on page 13.

The reconciliations of equity and profit below, together with the explanations
of the changes, are provided to facilitate the understanding of changes arising
from the adoption of IFRS.

17. Explanation of transition to IFRS (continued)

Reconciliation of profit for the 26 weeks ended 27 June 2004

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Revenue	572.7	-	572.7
Cost of sales	(272.6)	-	(272.6)
Gross profit	300.1	-	300.1
Distribution costs	(72.6)	-	(72.6)
Administrative expenses:			
Non-recurring	(3.5)	-	(3.5)
Other	(107.3)	(1.7)	(109.0)
Share of results of associates	0.7	(0.3)	0.4
Operating profit	117.4	(2.0)	115.4
Finance costs	(19.1)	(0.3)	(19.4)
Profit on disposal of subsidiary undertakings	2.5	-	2.5
Profit before tax	100.8	(2.3)	98.5
Tax	(30.6)	1.3	(29.3)
Profit for the period	70.2	(1.0)	69.2
Attributable to:			
Equity holders	70.1	(1.0)	69.1
Non - equity minority interests	0.1	-	0.1
	70.2	(1.0)	69.2

======   =========   ========

17. Explanation of transition to IFRS (continued)

Reconciliation of profit for the 53 weeks ended 2 January 2005

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Revenue	1,141.7	-	1,141.7
Cost of sales	(533.6)	-	(533.6
Gross profit	608.1	-	608.1
Distribution costs	(140.5)	-	(140.5
Administrative expenses:			
Non-recurring	(12.2)	-	(12.2
Other	(214.5)	1.1	(213.4
Share of results of associates	1.3	(0.5)	0.8
Operating profit	242.2	0.6	242.8
Finance costs	(37.6)	(0.6)	(38.2
Profit on disposal of subsidiary undertakings	2.5	-	2.5
Profit before tax	207.1	-	207.1
Tax	(63.0)	1.0	(62.0
Profit for the period	144.1	1.0	145.1
Attributable to:			
Equity holders	144.0	1.0	145.0
Non-equity minority interests	0.1	-	0.1
	144.1	1.0	145.1

=======   ======   ========

17. Explanation of transition to IFRS (continued)

Reconciliation of equity at 29 December 2003 (date of transition to IFRS)

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Goodwill	6.2	-	6.2
Other intangible assets	1,616.2	-	1,616.2
Property, plant and equipment	401.0	2.5	403.5
Investments in associates	9.8	-	9.8
Deferred tax asset	11.4	107.8	119.2
	2,044.6	110.3	2,154.9
Current assets			
Inventories	7.0	-	7.0
Available-for-sale financial assets	1.1	-	1.1
Trade and other receivables	159.8	-	159.8

Cash and cash equivalents	34.3	–	34.3
	202.2	–	202.2
Total assets	2,246.8	110.3	2,357.1
Non-current liabilities			
Borrowings	(554.9)	–	(554.9)
Obligations under finance leases	(22.8)	(3.2)	(26.0)
Retirement benefit obligation	(248.1)	(109.8)	(357.9)
Deferred tax liabilities	(67.5)	(476.6)	(544.1)
Long term provisions	(12.7)	(0.3)	(13.0)
	(906.0)	(589.9)	(1,495.9)
Current liabilities			
Borrowings	(57.3)	–	(57.3)
Trade and other payables	(222.6)	37.1	(185.5)
Current tax liabilities	(26.9)	–	(26.9)
Obligations under finance leases	(4.4)	(0.7)	(5.1)
	(311.2)	36.4	(274.8)
Total liabilities	(1,217.2)	(553.5)	(1,770.7)
Net assets	1,029.6	(443.2)	586.4
Equity			
Share capital	(29.4)	–	(29.4)
Share premium account	(1,089.5)	–	(1,089.5)
Revaluation reserves	(5.0)	–	(5.0)
Retained earnings and other reserves	98.0	443.2	541.2
Equity attributable to equity holders of the parent	(1,025.9)	443.2	(582.7)
Minority interest	(3.7)	–	(3.7)
Total equity	(1,029.6)	443.2	(586.4)

17. Explanation of transition to IFRS (continued)
Reconciliation of equity at 27 June 2004

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Goodwill	5.8	0.2	6.0
Other intangible assets	1,579.9	–	1,579.9
Property, plant and equipment	392.1	2.3	394.4
Investments in associates	7.2	–	7.2
Deferred tax asset	11.4	101.8	113.2
	1,996.4	104.3	2,100.7
Current assets			
Inventories	6.6	–	6.6
Available-for-sale financial assets	1.1	–	1.1
Trade and other receivables	171.5	–	171.5
Cash and cash equivalents	33.7	–	33.7

	212.9	–	212.9
Total assets	2,209.3	104.3	2,313.6

Non-current liabilities

Borrowings	(470.7)	–	(470.7)
Obligations under finance leases	(21.0)	(3.0)	(24.0)
Retirement benefit obligation	(234.4)	(103.9)	(338.3)
Deferred tax liabilities	(67.5)	(476.2)	(543.7)
Long term provisions	(7.8)	(0.8)	(8.6)
	(801.4)	(583.9)	(1,385.3)

Current liabilities

Borrowings	(63.5)	–	(63.5)
Trade and other payables	(202.8)	14.0	(188.8)
Current tax liabilities	(33.9)	0.9	(33.0)
Obligations under finance leases	(2.0)	(0.8)	(2.8)
Short term provisions	(5.0)	–	(5.0)
	(307.2)	14.1	(293.1)
Total Liabilities	(1,108.6)	(569.8)	(1,678.4)
Net assets	1,100.7	(465.5)	635.2

Equity

Share capital	(29.5)	–	(29.5)
Share premium account	(1,096.7)	–	(1,096.7)
Revaluation reserves	(5.0)	–	(5.0)
Retained earnings and other reserves	34.2	465.5	499.7
Equity attributable to equity holders of the parent	(1,097.0)	465.5	(631.5)
Minority interest	(3.7)	–	(3.7)
Total equity	(1,100.7)	465.5	(635.2)

17. Explanation of transition to IFRS (continued)
Reconciliation of equity at 2 January 2005 (date of last UK GAAP financial statements)

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Goodwill	5.6	0.4	6.0
Other intangible assets	1,579.9	–	1579.9
Property, plant and equipment	385.7	2.1	387.8
Investments in associates	7.5	–	7.5
Deferred tax asset	9.6	96.9	106.5
	1,988.3	99.4	2,087.7
Current assets			
Inventories	6.7	–	6.7
Available-for-sale financial assets	1.3	–	1.3
Trade and other receivables	147.7	–	147.7
Cash and cash equivalents	43.4	–	43.4

	199.1	–	199.1
Total assets	2,187.4	99.4	2,286.8
Non-current liabilities			
Borrowings	(440.8)	–	(440.8)
Obligations under finance leases	(14.9)	(2.8)	(17.7)
Retirement benefit obligation	(222.5)	(99.4)	(321.9)
Deferred tax liabilities	(64.9)	(476.0)	(540.9)
Long term provisions	(7.8)	(0.3)	(8.1)
	(750.9)	(578.5)	(1,329.4)
Current liabilities			
Borrowings	(36.4)	–	(36.4)
Trade and other payables	(216.5)	41.5	(175.0)
Current tax liabilities	(33.5)	0.3	(33.2)
Obligations under finance leases	(1.7)	(0.8)	(2.5)
Short term provisions	(4.7)	–	(4.7)
	(292.8)	41.0	(251.8)
Total liabilities	(1,043.7)	(537.5)	(1,581.2)
Net Assets	1,143.7	(438.1)	705.6
Equity			
Share capital	(29.7)	–	(29.7)
Share premium account	(1,101.7)	–	(1,101.7)
Revaluation reserves	(4.9)	–	(4.9)
Retained earnings and other reserves	(7.4)	438.1	430.7
Equity attributable to equity holders of the parent	(1,143.7)	438.1	(705.6)
Minority interest	–	–	–
Total equity	(1,143.7)	438.1	(705.6)

18. Adoption of IAS 32 & 39

Reconciliation of equity at 3 January 2005 from opening position to post
IAS 32 & 39 adoption

The Group adopted IAS 32 & 39 on 3 January 2005 as permitted under the exemptions
of IFRS 1. The impact was limited to the revaluation of available-for-sale
financial assets to fair value from historical cost and accounting for the
Group's private placement loan notes and associated cross-currency interest rate
swaps, which are brought onto the balance sheet at fair value. Under UK GAAP
these were treated as a hedge and the related borrowings were recorded at the
future swaps exchange rate.

IAS 39 has specific accounting rules for the treatment of hedges previously
accounted under UK GAAP, which on adoption of the Standard are not accounted for
using hedge accounting on an ongoing basis under IFRS. The related borrowings
are now recognised at an 'adjusted' amortised cost. This adjustment arises from
the adoption date recognition rules where the opening position is recognised as
an accounting hedge. Subsequent measurements will not be under IAS 39 hedge
accounting rules but instead will amortise the adjusted cost at the effective
interest rate.

	IFRS	IFRS

	before adoption of IAS 32 & 39 £m	Adoption of IAS 32 & 39 £m	after adoption of IAS 32 & 39 £m
Non-current assets			
Goodwill	6.0	–	6.0
Other intangible assets	1579.9	–	1579.9
Property, plant and equipment	387.8	–	387.8
Investments in associates	7.5	–	7.5
Deferred tax asset	106.5	–	106.5
	2,087.7	–	2,087.7
Current assets			
Inventories	6.7	–	6.7
Available-for-sale financial assets	1.3	2.4	3.7
Trade and other receivables	147.7	–	147.7
Cash and cash equivalents	43.4	–	43.4
	199.1	2.4	201.5
Total assets	2,286.8	2.4	2,289.2
Non-current liabilities			
Borrowings	(440.8)	86.3	(354.5)
Obligations under finance leases	(17.7)	–	(17.7)
Retirement benefit obligation	(321.9)	–	(321.9)
Deferred tax liabilities	(540.9)	(0.7)	(541.6)
Long term provisions	(8.1)	–	(8.1)
Derivative financial instruments	–	(87.2)	(87.2)
	(1,329.4)	(1.6)	(1,331.0)
Current liabilities			
Borrowings	(36.4)	–	(36.4)
Trade and other payables	(175.0)	0.9	(174.1)
Current tax liabilities	(33.2)	–	(33.2)
Obligations under finance leases	(2.5)	–	(2.5)
Short term provisions	(4.7)	–	(4.7)
	(251.8)	0.9	(250.9)
Total liabilities	(1,581.2)	(0.7)	(1,581.9)
Net Assets	705.6	1.7	707.3

18. Adoption of IAS 32 & 39 (continued)
Reconciliation of equity at 3 January 2005 from opening position to post IAS 32
& 39 adoption (continued)

Equity	IFRS before adoption of IAS 32 & 39 £m	Adoption of IAS 32 & 39 £m	IFRS after adoption of IAS 32 & 39 £m
Share capital	(29.7)	–	(29.7)
Share premium account	(1,101.7)	–	(1,101.7)
Revaluation reserves	(4.9)	–	(4.9)
Retained earnings and other reserves	430.7	(1.7)	429.0

Equity attributable to equity holders of the parent	(705.6)	(1.7)	(707.3)
Minority interest	–	–	–
Total equity	(705.6)	(1.7)	(707.3)

19. Indicative view of UK GAAP
Reconciliation of profit for the 26 weeks to 3 July 2005 from IFRS to indicative UK GAAP as at2 January 2005

	IFRS £m	Adjust to UK GAAP £m	Indicative UK GAAP £m	26 weeks to 27 June 2004 £m
Revenue	579.3	–	579.3	572.7
Cost of sales	(277.4)	–	(277.4)	(272.6
Gross profit	301.9	–	301.9	300.1
Distribution costs	(69.0)	–	(69.0)	(72.6
Administrative expenses:				
Non-recurring	–	–	–	(3.5
Other	(104.9)	2.1	(102.8)	(107.3
Share of results of associates	0.3	0.2	0.5	0.7
Operating profit	128.3	2.3	130.6	117.4
Finance costs (excluding IAS 39 impact)	(15.8)	0.3	(15.5)	(19.1
IAS 39 impact	0.7	(0.7)	–	–
Profit on disposals of subsidiary undertaking	–	–	–	2.5
Profit before tax	113.2	1.9	115.1	100.8
Tax	(34.7)	(0.8)	(35.5)	(30.6
Profit for the period	78.5	1.1	79.6	70.2

19. Indicative view of UK GAAP (continued)
Reconciliation of equity at 3 July 2005 from IFRS to indicative UK GAAP as at 2 January 2005

	IFRS £m	Adjust to UK GAAP £m	Indicative UK GAAP £m	27 June 2004 £m
Non-current assets				
Goodwill	6.0	(0.6)	5.4	5.8
Other intangible assets	1,579.9	–	1,579.9	1,579.9
Property, plant and equipment	380.4	(2.4)	378.0	392.1
Investments in associates	7.2	–	7.2	7.2
Deferred tax asset	109.1	(99.6)	9.5	11.4
	2,082.6	(102.6)	1,980.0	1,996.4
Current assets				
Inventories	6.5	–	6.5	6.6
Available-for-sale financial assets	4.1	(2.8)	1.3	1.1

Trade and other receivables	159.3	–	159.3	171.5
Cash and cash equivalents	29.2	–	29.2	33.7
	199.1	(2.8)	196.3	212.9
Total assets	2,281.7	(105.4)	2,176.3	2,209.3
Non-current liabilities				
Borrowings	(382.2)	(58.8)	(441.0)	(470.7)
Obligations under finance leases	(16.1)	2.7	(13.4)	(21.0)
Retirement benefit obligations	(330.8)	102.0	(228.8)	(234.4)
Deferred tax liabilities	(538.0)	476.7	(61.3)	(67.5)
Long term provisions	(9.9)	0.4	(9.5)	(7.8)
Derivative financial instruments	(59.0)	59.0	–	–
	(1,336.0)	582.0	(754.0)	(801.4)
Current liabilities				
Borrowings	(27.2)	–	(27.2)	(63.5)
Trade and other payables	(173.9)	(15.2)	(189.1)	(202.8)
Current tax liabilities	(39.3)	(0.6)	(39.9)	(33.9)
Obligations under finance leases	(2.3)	0.6	(1.7)	(2.0)
Short term provisions	(4.5)	–	(4.5)	(5.0)
	(247.2)	(15.2)	(262.4)	(307.2)
Total liabilities	(1,583.2)	566.8	(1,016.4)	(1,108.6)
Net assets	698.5	461.4	1,159.9	1,100.7
Equity				
Share capital	(29.8)	–	(29.8)	(29.5)
Share premium account	(1,105.9)	–	(1,105.9)	(1,096.7)
Revaluation reserves	(4.9)	–	(4.9)	(5.0)
Capital redemption reserve	0.5	–	0.5	–
Retained earnings and other reserves	441.6	(461.4)	(19.8)	34.2
	(698.5)	(461.4)	(1,159.9)	(1,097.0)
Minority interests	–	–	–	(3.7)
Total equity	(698.5)	(461.4)	(1,159.9)	(1,100.7)

INDEPENDENT REVIEW REPORT TO Trinity Mirror PLC

Introduction

We have been instructed by the company to review the financial information for
the 26 weeks ended 3 July 2005 which comprises the income statement, the balance
sheet, the statement of changes in equity, the cash flow statement and related
notes (excluding note 19). We have read the other information contained in the
interim report and considered whether it contains any apparent misstatements or
material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4
issued by the Auditing Practices Board. Our work has been undertaken so that we
might state to the company those matters we are required to state to them in an
independent review report and for no other purpose. To the fullest extent
permitted by law, we do not accept or assume responsibility to anyone other than
the company, for our review work, for this report, or for the conclusions we
have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards (IFRS)

As disclosed in note 2, the next annual financial statements of the Group will be prepared in accordance with IFRS as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 3 July 2005.

Deloitte & Touche LLP
Chartered Accountants
28 July 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 159

Regulatory Announcement

Go to market news section

[♣ Free annual report]

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:30 03-Aug-05
Number	7017P

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 612 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

[Close]

EXHIBIT C-(b) 160

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:05 04-Aug-05
Number	7637P

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation
at a price of 613.6532 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 161

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:38 05-Aug-05
Number	8185P

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 617.0292 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 162

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:36 08-Aug-05
Number	8698P

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 617.70 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 163

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:01 09-Aug-05
Number	9224P

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 617.41 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 164

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:30 10-Aug-05
Number	9728P

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 200,000 of its Ordinary Shares for cancellation at a price of 609.5069 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 165

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:00 11-Aug-05
Number	0269Q

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 135,000 of its Ordinary Shares for cancellation at a price of 607.4574 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 166

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:07 12-Aug-05
Number	0767Q

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 105,000 of its Ordinary Shares for cancellation at a price of 608.2381 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 167

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director/PDMR Shareholding
Released	15:52 15-Aug-05
Number	1147Q

Trinity Mirror plc (the "Company")

1. The independent trustee (the "Trustee") of the Trinity Mirror Employees' Benefit Trust notified the Company on 15th August 2005 that it had on 12th August 2005 granted to Mr Steve Bird, the Group Human Resources Director of the Company (who is deemed by the Company to be a person discharging managerial responsibility), Performance Share Awards in the form of nil-cost options under the LTIP to acquire 10p ordinary shares in the capital of the Company. The awards under the LTIP are normally exercisable from the third anniversary of their date of grant for a period of six months subject to the satisfaction of conditions relating to the performance of the Company over the three financial years to which an award relates and, in certain cases, the retention of Shares purchased and held on their behalf by the Trustee. The total exercise price payable on any exercise of a LTIP award is £1.

Person Discharging Managerial Responsibility	Number of Shares - Performance Share Award
Steve Bird	20,000

END

Close

EXHIBIT C-(b) 168

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:47 15-Aug-05
Number	1206Q

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 70,000 of its Ordinary Shares for cancellation at a price of 609.6975 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Acquisition
Released	07:00 16-Aug-05
Number	0939Q

RNS Number:0939Q
Trinity Mirror PLC
16 August 2005

16th August 2005

ACQUISITION OF FINANCIAL JOBS ONLINE LIMITED

Trinity Mirror plc announces today the acquisition of Financial Jobs Online
Limited, the owner of GAAPweb.com, the UK's leading online recruitment site
serving the accountancy and finance sector.

Trinity Mirror acquired Financial Jobs Online for an initial consideration
of £10.45 million and a deferred consideration based on future earnings capped
to a maximum of £2.6 million, all of which will be satisfied in cash.

Further enquiries:

Trinity Mirror plc
Nick Fullagar   020 7293 3622
Director of Corporate Communications

Finsbury
James Leviton   020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 170

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:01 17-Aug-05
Number	2195Q

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 615.6336 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 171

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:35 18-Aug-05
Number	2669Q

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 616.0091 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 172

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:02 19-Aug-05
Number	3200Q

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 617.3928 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 173

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director/PDMR Shareholding
Released	09:27 26-Aug-05
Number	5215Q

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 324 10p Ordinary shares in the Company at the price of £6.085p each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 5,202 shares in the Company.

END

Close

EXHIBIT C-(b) 174

RECEIVED   ♠ Free annual report

2005 DEC -7 P 2: 16

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Offer for The hotgroup plc
Released	07:00 01-Sep-05
Number	6906Q

For immediate release
1 September 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

Trinity Mirror plc

Recommended Cash Offer for the hotgroup plc

Summary

- The boards of Trinity Mirror plc ("Trinity Mirror") and the hotgroup plc ("hotgroup" or "the Company") are pleased to announce that they have reached agreement on the terms of a recommended cash offer, to be made by UBS Investment Bank on behalf of Trinity Mirror Acquisitions, for the entire issued and to be issued share capital of hotgroup. hotgroup is a technology-driven recruitment company consisting of two distinct businesses: an online recruitment division and a traditional recruitment consultancy division. hotgroup has grown principally through acquisitions over the last five years, as well as organically

- The Offer will be 20.25 pence per hotgroup Share payable in cash which values the issued share capital of hotgroup at approximately £50.5 million

- The Offer represents a premium of:

  - 30.2% over the average Closing Price of 15.55 pence per hotgroup Share for the 12 month period prior to 21 June 2005, the last business day prior to the date hotgroup announced it had received a preliminary expression of interest in relation to an offer;

    - 72.3% over the Closing Price of 11.75 pence per hotgroup Share on 21 June 2005; and

  - 3.8% over the Closing Price of 19.50 pence per hotgroup Share on 31 August 2005, the last business day prior to the date of this announcement

- The Directors of Trinity Mirror believe that the acquisition will be beneficial to its shareholders. It continues Trinity Mirror's recent strategy of pursuing carefully selected acquisitions to deepen and strengthen Trinity Mirror's presence in key classified markets. Furthermore, it will increase revenue diversification across recruitment services, online and print

- Trinity Mirror has received irrevocable undertakings to accept the Offer from the Directors of the Company and from certain institutional shareholders in respect of a total of 72,361,155 hotgroup Shares, representing approximately 29.0% of the Company's issued share capital

Commenting on the Offer, Tony Reeves, Chairman and Chief Executive of hotgroup said today:

"We are delighted that the hotgroup will become a part of Trinity Mirror. The cash offer from Trinity Mirror represents an opportunity for shareholders to benefit from a significant premium to the price prior to the announcement that we had received an approach. Assuming completion of the Offer, the hotgroup will become an integral part of Trinity Mirror and will benefit from the enhanced financial strength to continue developing the business."

Commenting on the Offer, Sly Bailey, Chief Executive of Trinity Mirror said today:

"We are delighted to have reached agreement with the Board of the hotgroup. We see exciting opportunities for the management and continued development of the hotgroup alongside our existing recruitment advertising businesses and the acquisition is consistent with our strategy of growing Trinity Mirror's core classified franchises both on- and off-line."

This summary should be read in conjunction with the full text of the following announcement.

Enquiries:

Trinity Mirror
Sly Bailey   +44 (0) 20 7293 3000
Vijay Vaghela   +44 (0) 20 7293 3000

UBS Investment Bank (financial adviser to Trinity Mirror)
Adam Joy   +44 (0) 20 7567 8000
Simon Warshaw   +44 (0) 20 7567 8000

hotgroup
Tony Reeves   +44 (0) 870 202 0121
Steve Wright   +44 (0) 870 202 0121

Strand Partners Limited (financial adviser to hotgroup)
Simon Raggett   +44 (0) 20 7409 3494

The following announcement contains definitions of certain expressions used in this summary.

other than that relating to hotgroup, the hotgroup Group, the hotgroup Directors and members of their immediate families, related trusts and persons connected with them (within the meaning of Section 346 of the Companies Act) and information relating to the recommendation of the Offer. To the best of the knowledge and belief of the Trinity Mirror Directors and the Trinity Mirror Acquisitions Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The hotgroup Directors accept responsibility for the information contained in this announcement relating to hotgroup, the hotgroup Group, the hotgroup Directors and members of their immediate families, related trusts and persons connected with them (within the meaning of Section 346 of the Companies Act) and information relating to the recommendation of the Offer. To the best of the knowledge and belief of the hotgroup Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement may contain "forward-looking statements" concerning the hotgroup Group and the Trinity Mirror Group. Generally, the words "anticipate", "believe", "estimate", "expect", "forecast", "intend", "may", "plan", "project", "should" and "will" or similar expressions identify forward-looking statements. Such statements reflect the relevant company's current views with respect to future events and are subject to risks and uncertainties that could cause the actual results to differ materially from those expressed in the forward -looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as changes in general economic and business conditions, changes in currency exchange rates and interest rates, lack of acceptance of new exchange rates and interest rates, introduction of competing products or services, lack of acceptance of new products or services, changes in business strategy and the behaviour of other market participants and therefore undue reliance should not be placed on such statements. Neither hotgroup nor Trinity Mirror intends or assumes any obligation to update these forward -looking statements.

Under the provisions of Rule 8.3 of the City Code, any person, who alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of hotgroup, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of hotgroup is required to notify a Regulatory Information Service and the Panel, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, of dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of hotgroup by Trinity Mirror or hotgroup, or by any of their respective "associates" (within the meaning of the City Code), must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

For immediate release
1 September 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

Trinity Mirror plc

Recommended Cash Offer for the hotgroup plc

Introduction

The boards of Trinity Mirror plc ("Trinity Mirror") and the hotgroup plc ("hotgroup" or "the Company") are pleased to announce that they have reached agreement on the terms of a recommended cash offer, to be made by UBS Investment Bank on behalf of Trinity Mirror Acquisitions, for the entire issued and to be issued share capital of hotgroup.

The Offer

On behalf of Trinity Mirror Acquisitions, UBS Investment Bank will offer to acquire, on the terms and subject to the conditions set out in Appendix I to this announcement and to be set out or referred to in the Offer Document and the Form of Acceptance, the entire issued and to be issued share capital of hotgroup, on the following basis:

for each hotgroup Share	**20.25 pence in cash**

The Offer values the issued share capital of the Company at approximately £50.5 million and represents a premium of:

- 30.2% over the average Closing Price of 15.55 pence per hotgroup Share for the 12 month period prior to 21 June 2005, the last business day prior to the date hotgroup announced it had received a preliminary expression of interest in relation to an offer;

- 72.3% over the Closing Price of 11.75 pence per hotgroup Share on 21 June 2005; and

- 3.8% over the Closing Price of 19.50 pence per hotgroup Share on 31 August 2005, the last business day prior to the date of this announcement

The sources and bases of certain financial information contained in this announcement are set out in Appendix III.

The hotgroup Shares will be acquired by Trinity Mirror Acquisitions free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto including the right to receive in full all dividends and other distributions declared, paid or made after the date of this announcement.

Background to and reasons for the Offer

Background to the Offer

Trinity Mirror is the UK's largest newspaper publisher, with a portfolio of over 250 newspaper titles and over 100 online, magazine and other media brands.

Trinity Mirror's stated strategy is to 'stabilise, revitalise and grow' business performance. Trinity Mirror continues to focus on improving business efficiency, through a combination of tighter cost management and a more focussed publishing approach across the Group. This ongoing process has delivered improved performance from individual brands and businesses, while increasing the value of the Group by capturing the full benefits of scale, sharing best practice and ensuring that the right levels of focus, performance measures and incentives are in place.

In addition, Trinity Mirror is seeking new opportunities for growth within and beyond its existing operations, maintaining the key objective of enhancing shareholder value. This pursuit of growth has been implemented through a combination of investment in core businesses, launches of new newspaper titles, websites and other publications, and more recently through carefully selected acquisitions. A particular focus of this activity has been to deepen and strengthen Trinity Mirror's presence in key classified markets in general and in recruitment in particular. The Directors of Trinity Mirror believe that the acquisition of hotgroup is a logical step in continuing this strategy.

Reasons for the Offer

The Directors of Trinity Mirror believe that the acquisition will be beneficial to its shareholders, customers and employees.

In particular, shareholders in Trinity Mirror will benefit from the value intended to be created by:

- Deepening penetration in existing markets and accelerating Trinity Mirror's growth in new markets and channels for classified advertising and services

hotgroup represents an opportunity for Trinity Mirror to further enhance the scale and scope of its recruitment classified advertising offering. The combination of hotgroup's market leading online recruitment network and the scale and scope of the Trinity Mirror newspaper portfolio, will strengthen Trinity Mirror's position in the online recruiting market place. Furthermore, the acquisition of hotgroup, with its combination of both online and 'traditional' recruitment assets, will offer Trinity Mirror the opportunity to selectively broaden and deepen the services it offers to both recruitment advertisers and job seekers alike.

The Directors of Trinity Mirror also believe that with hotgroup as a part of its portfolio of operations, Trinity Mirror will be better placed to exploit the opportunities in classified advertising being driven by the increasing use of technology in general and the growth of the internet in particular.

- Increasing revenue diversification across online and print

According to the Advertising Association, the UK's online recruitment advertising market continues to experience strong growth. It is currently worth £119m (in 2004) and is forecast to grow by over 100% to c. £269m by 2006. Online recruitment advertising revenues grew by 53% in 2004 over 2003. Trinity Mirror's management believes that online advertising now accounts for approximately 9% of the total recruitment advertising market in the UK.

As one of the largest online recruitment businesses in the UK, hotgroup represents a significant opportunity for Trinity Mirror to accelerate the growth of its online recruitment advertising activities. The combination of a strong portfolio of online properties within hotgroup and Trinity Mirror's local

newspaper expertise and national newspaper portfolio will deliver a more diverse mix of revenues than is currently the case. This diversification is further enhanced by the opportunity to consider where and how to develop hotgroup's specialist traditional recruitment businesses.

- Further development of Trinity Mirror's stated strategy

Trinity Mirror has stated that it intends to seek growth opportunities beyond its traditional print businesses, and hotgroup represents a good opportunity to achieve a further step forward in the development of Trinity Mirror's strategy to serve the recruitment market.

In combination with the development of Trinity Mirror's directories businesses, its continued involvement in the fish4 consortium, its launch so far in 2005 of 17 new magazines, newspapers and online services, and its development of the online aspects of its existing brands, the proposed acquisition demonstrates the Trinity Mirror Group's commitment to developing a diversified portfolio of classified businesses with a focus on developing the significant online potential within these sectors.

Undertakings to accept the Offer

Irrevocable undertakings to accept (or procure the acceptance of) the Offer have been received from hotgroup Directors in respect of an aggregate of 23,807,340 hotgroup Shares (being their entire beneficial holdings and those of certain connected persons) as set out in the table below. These undertakings remain binding unless the Offer lapses or is withdrawn.

	Number of hotgroup Shares	Percentage of issued share capital %
i) Directors of hotgroup		
Anthony Reeves	8,557,468	3.43
Harvey Sinclair	3,025,633	1.21
Steve Wright	403,162	0.16
Don Hanson	11,505,680	4.61
John Sanderson	315,397	0.13
Total	**23,807,340**	**9.54**

Certain other hotgroup Shareholders have given irrevocable undertakings to accept (or procure acceptance of) the Offer in respect of the hotgroup Shares set out in the table below. These undertakings will cease to be binding if a third party announces a firm intention to make an offer under Rule 2.5 of the City Code for the whole of the issued share capital of hotgroup (other than any such shares which at the date of the relevant offer are already held by the third party offeror) under which the amount or value of the consideration offered for each ordinary share in hotgroup is in the reasonable opinion of such shareholders not less than 10% greater than the value per share offered pursuant to the Offer, and Trinity Mirror Acquisitions has not within 7 days of the date of posting of such competing offer announced a revised offer which exceeds the value of such competing offer.

The obligations in such undertakings will also lapse and cease to have effect: (a) if the Offer Document has not been posted within 28 days of the date of this announcement or within such longer period as Trinity Mirror Acquisitions and hotgroup may, with the consent of the Panel, determine; or (b) if the Offer lapses or is withdrawn without becoming unconditional in all respects; or (c) on the

expiry of 14 days from the date on which the Offer becomes unconditional or such longer period, up to a maximum of 2 months, specified in the Offer Document, over which the Offer remains open for acceptance; or (d) if such shareholders are required to withdraw such undertakings by any court or competent regulator; or (e) if there is a material change in the information relating to the Offer upon which the decision to provide such undertaking was based and such shareholder deems it necessary to revoke the undertaking as a result thereof.

ii) Name

Morley Fund Management	24,327,796	9.75
New Star Asset Management	24,226,019	9.71
Sub-total	**48,553,815**	**19.46**
Total	**72,361,155**	**29.00**

In total therefore, irrevocable undertakings to accept (or procure the acceptance of) the Offer have been received in respect of an aggregate of 72,361,155 hotgroup Shares, representing approximately 29.0% of the Company's issued share capital.

In addition, each of the hotgroup Directors has granted Trinity Mirror Acquisitions an option to acquire, at the Offer Price, the number of hotgroup Shares set out opposite his name above. Each option is exercisable by Trinity Mirror Acquisitions until the earlier of (i) the date on which the Offer becomes or is declared wholly unconditional and (ii) assuming the Offer is made, 3 business days after the date of withdrawal or lapsing of the Offer.

Information on Trinity Mirror

Trinity Mirror was created in 1999 following the merger of Trinity PLC and Mirror Group PLC. It is the UK's largest newspaper publisher, with a portfolio of over 250 newspaper titles and over 100 online, magazine and other media brands. It operates across four principal divisions:

The Nationals division publishes five major daily and Sunday newspapers: across the UK the Daily Mirror, the Sunday Mirror and the People; in Scotland the Daily Record and the Sunday Mail. Over the course of a week, nearly a quarter of the UK adult population reads at least one of Trinity Mirror's national newspapers.

The Regionals division, comprising nine operating companies in six regions, publishes morning, evening and Sunday newspapers, plus a host of free and paid-for weekly titles. These newspapers are strong, often market leading brands which sit at the heart of the communities they serve. The portfolio includes three of the top ten regional evening papers and three of the top ten Sundays.

The Sports division comprises four brand-leading sports newspaper titles, led by the Racing Post, and complemented by leading websites such as Racingpost.co.uk. These titles are the leading suppliers of comprehensive sports betting information, statistics and impartial advice, particularly in the field of horseracing, to an expanding audience of sports betting enthusiasts.

The Magazines and Exhibitions division comprises a diverse portfolio of specialist business-to-consumer and business-to-business magazines and exhibitions. These provide readers, advertisers, exhibitors and attendees with information on and insight into their respective markets.

Embedded in the above divisions, Trinity Mirror publishes a growing portfolio of online brands

generating increasingly healthy revenue streams. This portfolio includes recently relaunched websites for the national newspapers, the icNetwork (a network of regional websites which provide local information on current affairs, entertainment, business, property, weather and sport) and the company's investment in fish4. And over the last year Trinity Mirror has launched several regional classified recruitment advertising sites to complement both its print brands and fish4. Trinity Mirror has also recently acquired Smartnewhomes.com, the UK's leading website serving new home builders, and GAAPweb.com, the leading online recruitment site for financial jobs.

Trinity Mirror is listed on the London Stock Exchange (symbol TNI) and is headquartered at Canary Wharf in London. The Group employs approximately 11,000 people in centres across the UK.

In the 53 weeks to 2nd January 2005, Trinity Mirror generated turnover of £1,141.7m (up 4.3% on 2003) (2003: £1,095.1m) and Group operating profit before exceptional items of £253.1m (up 19.1% on 2003) (2003: £212.5m). Earnings per share before exceptional items was 50.9p (up 23.8% on 2003) (2003: 41.1p). At 2nd January 2005 the Group had net assets of £1,143.7m (2003: £1,025.9m).

Information on hotgroup

hotgroup is a technology-driven recruitment company consisting of two distinct businesses: an online recruitment division and a traditional recruitment consultancy division. The group has grown principally through acquisitions over the last five years, as well as organically.

Since February 2003, hotgroup has completed 7 acquisitions to enhance its online business and 6 in the traditional recruitment sector, enabling it to expand the existing business franchises in high growth markets and allowing further exploitation of synergies between the two divisions.

The group's online division is now believed to be the second largest online recruitment business in the UK in terms of traffic. The audit completed by ABCe in May 2005 indicated traffic across the whole network in excess of 1.14 million monthly unique users. Management data suggests that monthly traffic averages over one million unique users a month and that in excess of 250,000 applications are served to employers every month. In addition, the online network currently has 2.23 million registered users in its database, in excess of 1 million searchable candidate CVs and advertises typically 30,000-40,000 jobs. Its client base includes T-Mobile, McDonald's, Natwest, Pizza Hut, B&Q, Adecco and Blue Arrow. The division is split into two separate propositions, workthing.com and hotonline.com. Workthing is the only jobsite in the UK to advertise jobs exclusively for employers direct, whilst hotonline focuses on serving the recruitment consultancy market with the UK's leading network of specialist jobsites.

The group's traditional division comprises six traditional recruitment consultancy businesses, each of which operates under its own brand: Parkside Recruitment, ITN Teachers, The Buzz, Mark Education and ASA. They operate in the Finance, Legal, Education, Pharmaceutical, Retail, Leisure, Commercial and Sales sectors.

hotgroup is listed on London's Alternative Investment Market (AIM) under the symbol HOT. It is headquartered in London and employs approximately 266 people.

In the 16 months to 31st December 2004, hotgroup generated £43.1m of revenues, of which 45.2% came from continuing operations, and 54.8% from acquisitions and £2.7m of profit before goodwill amortisation, interest, exceptionals and tax. Adjusted earnings per share before goodwill amortisation and exceptional items was 1.27p.

Financing

The consideration payable under the Offer will be financed through Trinity Mirror's existing cash resources.

Management and employees of hotgroup

Trinity Mirror attaches great importance to the skills and experience of the existing management and employees of hotgroup.

Trinity Mirror has confirmed that the existing employment rights, including pension rights, of all management and employees of hotgroup will be safeguarded in the event that the Offer becomes or is declared unconditional in all respects.

The non-executive directors of hotgroup intend to resign from the hotgroup board when the Offer becomes or is declared unconditional in all respects.

On 17 March 2005 the Remuneration Committee of hotgroup approved a new executive incentive scheme comprised of a new long term incentive plan (the "New LTIP") and a realisation top up pool (the "Realisation Top Up Pool"). The New LTIP provides for awards of shares to the executive directors of hotgroup based on earnings per share growth targets. No awards have been granted under the New LTIP.

The Realisation Top Up Pool provides for an additional incentive that, in the event of a change of control, shall be payable to the executive directors to the extent that the value of options granted under hotgroup's long term incentive scheme and existing options which would vest on a change of control are less than certain specified amounts. The aggregate amount payable under these arrangements varies on a sliding scale with the price achieved on a change of control with higher amounts payable at higher achieved prices and subject to a minimum of 18p per hotgroup Share. At the offer price of 20.25p and subject to the Offer becoming wholly unconditional, an aggregate of £1,423,034 is payable in cash to the executive directors under the Realisation Top Up Pool: Tony Reeves - £457,844; Harvey Sinclair - £343,845; Steve Wright - £343,845; and Chris Herrmannsen - £277,500. A further £70,000 which has yet to be allocated may also become payable to the executive directors at the discretion of the hotgroup Remuneration Committee.

Inducement fee

hotgroup has entered into an inducement fee agreement with Trinity Mirror Acquisitions under which hotgroup has agreed to pay Trinity Mirror Acquisitions a fee of £514,275 in any of the following circumstances:

(i) any person announces an intention (whether or not subject to a pre-condition) to implement or make an Alternative Proposal which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented; or

(ii) the unanimous recommendation of the board of hotgroup in respect of the Offer is withdrawn or detrimentally modified and consequently subsequently the Offer lapses or is withdrawn in accordance with its terms.

The Company has undertaken to notify Trinity Mirror Acquisitions if it receives any approach.

If a third party announces any offer (as defined in the City Code) for the Company, and the value of the consideration under such third party offer exceeds (in the reasonable opinion of UBS) the value of the Offer, the Company has undertaken that, if Trinity Mirror Acquisitions announces, within 48 hours of the announcement of such third party offer, a revised cash offer at a price equal to or exceeding (in the reasonable opinion of the hotgroup Directors, having been so advised by Strand Partners) that of such third party offer, the hotgroup Directors will continue to recommend the Offer (as revised) if the terms of such revised Offer are more favourable.

hotgroup Share Option Schemes, hotgroup Warrants and hotgroup Convertible Notes

The Offer will extend to any hotgroup Shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date as Trinity Mirror Acquisitions may, subject to the City Code, determine) including any such shares allotted or issued pursuant to the exercise of options under the hotgroup Share Option Schemes or the exercise of subscription rights under hotgroup Warrants. If the Offer becomes or is declared unconditional in all respects, Trinity Mirror Acquisitions intends to make appropriate proposals to holders of options granted under the hotgroup Share Option Schemes to the extent that such options have not been exercised and to the holders of subscription rights under the hotgroup Warrants to the extent such subscription rights have not been exercised.

Trinity Mirror Acquisitions has entered into an agreement with the holder of the £4,000,000 hotgroup Convertible Notes (being an entity connected with Mr J.D. Hanson, one of the hotgroup Directors) under which Trinity Mirror Acquisitions has agreed to procure repayment of the hotgroup Convertible Notes in cash at par (together with accrued interest) within five days of the Offer becoming or being declared wholly unconditional. The Noteholder has agreed that it will not, prior to the closing or lapsing of the Offer or its withdrawal, sell, transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with (directly or indirectly and whether beneficially, legally or otherwise) any of the hotgroup Convertible Notes, or enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or otherwise) to do any of such acts.

De-listing and compulsory acquisition

Subject to the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the London Stock Exchange, Trinity Mirror Acquisitions intends to procure that hotgroup applies to the London Stock Exchange for the cancellation of the admission to trading of hotgroup Shares on AIM and that hotgroup re-registers as a private company under the Act. The AIM Rules state that, unless the London Stock Exchange agrees otherwise, the cancellation is conditional upon the consent of not less than 75% of votes cast by hotgroup Shareholders given in a general meeting. Trinity Mirror Acquisitions intends to procure that hotgroup requests that the London Stock Exchange waives the requirement to seek the consent of the hotgroup Shareholders. The guidance notes to the AIM Rules state that the London Stock Exchange might agree that shareholder consent is not required where an offeror has received valid acceptances in excess of 75% of each class of shares admitted to trading on AIM. Any such cancellation is anticipated to take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. Any such cancellation is likely to reduce significantly the liquidity and marketability of any hotgroup Shares not assented to the Offer.

Upon Trinity Mirror Acquisitions receiving acceptances under the Offer in respect of 90% or more of the hotgroup Shares to which the Offer relates, Trinity Mirror Acquisitions intends to exercise its right pursuant to the provisions of sections 428 to 430(F) of CA 1985 to acquire compulsorily any

outstanding hotgroup Shares not acquired or agreed to be acquired by Trinity Mirror Acquisitions pursuant to the Offer.

General

The conditions of the Offer are set out in Appendix I to this announcement. The terms of the Offer will be set out in the formal Offer Document and the Form of Acceptance.

The Offer Document, together with a Form of Acceptance, will be despatched to hotgroup Shareholders (other than to hotgroup Shareholders with addresses in the United States of America, Canada, Australia or Japan) and, for information only, to hotgroup Share Option Holders and holders of outstanding hotgroup Warrants and hotgroup Convertible Notes as soon as practicable.

Save as summarised under "Undertakings to accept the Offer" above and the agreement relating to the hotgroup Convertible Notes summarised under "hotgroup Share Option Schemes, hotgroup Warrants and hotgroup Convertible Notes" above, neither any member of the Trinity Mirror Group nor, so far as Trinity Mirror is aware, any person deemed to be acting in concert with any member of the Trinity Mirror Group for the purposes of the Offer owns or controls any hotgroup Shares or any securities convertible or exchangeable into hotgroup Shares or any rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to securities of hotgroup ("relevant hotgroup securities") nor does any such person have any arrangement in relation to relevant hotgroup securities. For these purposes, "arrangement" includes an indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to hotgroup Shares which may be an inducement to deal or refrain from dealing in such shares. In the interests of secrecy prior to this announcement, Trinity Mirror has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purposes of the Offer. Enquiries of such parties will be made as soon as practicable following the date of this announcement and any material disclosure in respect of such parties will be included in the Offer Document.

Recommendation

The hotgroup Directors, who have been so advised by Strand Partners, consider the terms of the Offer to be fair and reasonable and in the best interests of hotgroup Shareholders. In providing its advice Strand Partners has taken into account the commercial assessments of the hotgroup Directors.

Accordingly, the hotgroup Directors unanimously recommend that hotgroup Shareholders accept the Offer, as they have irrevocably undertaken to do in respect of their entire beneficial shareholdings amounting, in aggregate, to 23,807,340 hotgroup Shares, representing approximately 9.54% of hotgroup's existing issued share capital.

As at 7.00am (London time) on 1 September 2005, hotgroup had 249,510,509 ordinary shares of 10 pence in issue (ISIN Number GB0007281537).

Enquiries:

Trinity Mirror

Sly Bailey	+44 (0) 20 7293 3000
Vijay Vaghela	+44 (0) 20 7293 3000

UBS Investment Bank (financial adviser to Trinity Mirror)

Adam Joy	+44 (0) 20 7567 8000
Simon Warshaw	+44 (0) 20 7567 8000

hotgroup

Tony Reeves	+44 (0) 870 202 0121
Steve Wright	+44 (0) 870 202 0121

Strand Partners Limited (financial adviser to hotgroup)

Simon Raggett	+44 (0) 20 7409 3494

APPENDIX I

Conditions and Further Terms of the Offer

1   The Offer will be subject to the following conditions:

(a)   valid acceptances of the Offer being received (and not, where permitted, withdrawn) by 3.00 p.m. on the First Closing Date (or such later time(s) and/or date(s) as Trinity Mirror Acquisitions may, subject to the rules of the Code, decide) in respect of not less than 90% (or such lesser percentage as Trinity Mirror Acquisitions may decide) of the hotgroup Shares to which the Offer relates, provided that this condition shall not be satisfied unless Trinity Mirror Acquisitions and/or its wholly-owned subsidiaries shall have acquired or agreed to acquire, pursuant to the Offer or otherwise, hotgroup Shares carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of hotgroup including for this purpose (to the extent, if any, required by the Panel) any such voting rights attached to any hotgroup Shares unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise and for the purposes of this condition:

(i)   the expression "hotgroup Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of CA 1985;

(ii)   hotgroup Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry on issue; and

(iii)   valid acceptances shall be deemed to have been received in respect of hotgroup Shares which are treated for the purposes of section 429(8) of CA 1985 as having been acquired or contracted to be acquired by Trinity Mirror Acquisitions by virtue of acceptances of the Offer;

(b)   it being indicated, in terms reasonably satisfactory to Trinity Mirror Acquisitions, that neither the proposed acquisition of hotgroup by Trinity Mirror Acquisitions nor any matter arising therefrom will be referred to the UK Competition Commission;

(c)   no Third Party having intervened or having made, proposed or enacted any statute, regulation, order or decision or taken any other step which would or might reasonably be expected to:

(i)   make the Offer or its implementation or the acquisition or proposed acquisition by Trinity Mirror Acquisitions of all or any hotgroup Shares, or the acquisition or proposed acquisition of control of hotgroup, by any member of the Wider Trinity Mirror Group, void, illegal or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, challenge, delay, hinder or otherwise materially interfere with the same, or impose additional material adverse conditions or obligations with respect thereto, or otherwise require material amendment to the terms of the Offer or any such acquisition;

(ii)   require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by any member of the Wider Trinity Mirror Group or by any member of the Wider hotgroup Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of

them to conduct their respective businesses or to own their respective assets or properties;

(iii)   impose any limitation on, or result in a delay in, the ability of any member of the Wider Trinity Mirror Group, directly or indirectly, to acquire or to hold or exercise effectively all or any rights of ownership in respect of shares or securities convertible into shares in any member of the Wider hotgroup Group or to exercise management control over any such member in each case to an extent which is material in the context of the Wider hotgroup Group taken as a whole;

(iv)   otherwise adversely affect any or all of the businesses, assets, profits or prospects of any member of the Wider Trinity Mirror Group or any member of the Wider hotgroup Group (including any action which would or might reasonably be expected to adversely affect or prejudice any of the licences, authorisations, exemptions or consents of any member of the Wider Trinity Mirror Group or of the Wider hotgroup Group) in each case to an extent which is material in the context of the Wider hotgroup Group taken as a whole;

(v)   save pursuant to the Offer or Part XIIIA of CA 1985, require any member of the Wider Trinity Mirror Group or the Wider hotgroup Group to acquire, or offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider hotgroup Group or the Wider Trinity Mirror Group, such acquisition being material in the context of the Wider hotgroup Group taken as a whole;

(vi)   require, prevent or delay a divestiture by any member of the Wider Trinity Mirror Group of any shares or other securities (or the equivalent) in hotgroup;

(vii)   materially limit the ability of any member of the Wider Trinity Mirror Group or the Wider hotgroup Group to co-ordinate or integrate its business, or any part of it, with the business or any part of the business of any other member of the Wider Trinity Mirror Group or of the Wider hotgroup Group; or

(viii)   result in any member of the Wider hotgroup Group or the Wider Trinity Mirror Group ceasing to be able to carry on business under any name which it presently does so,

and all applicable waiting and other time periods during which any such Third Party is reasonably likely to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference under the laws of any relevant jurisdiction or enact any such statute, regulation, order or decision or take any step having expired, lapsed or been terminated;

(d)   all Authorisations which are deemed reasonably necessary or appropriate by Trinity Mirror Acquisitions for or in respect of the Offer or the proposed acquisition of all or any hotgroup Shares or other securities in, or control of, hotgroup by any member of the Wider Trinity Mirror Group having been obtained on terms and in a form reasonably satisfactory to Trinity Mirror Acquisitions from all appropriate Third Parties or persons with whom any member of the Wider hotgroup Group has entered into contractual arrangements where the absence of such Authorisations would have a materially adverse effect on the Wider Trinity Mirror Group taken as a whole or the Wider hotgroup Group taken as a whole, as the case may be, and all such Authorisations, together with all Authorisations necessary or appropriate to carry on the business of any member of the Wider hotgroup Group where such business is material in the context of the Wider hotgroup Group taken as a whole remaining in full force and effect and there being no indication of any intention to revoke, withdraw, suspend, restrict, withhold or modify or

not to grant any of the same where the absence of such Authorisation would have a material adverse effect on the hotgroup Group or the Wider Trinity Mirror Group taken as a whole;

(e) all necessary filings or applications having been made in connection with the Offer, and all appropriate waiting periods (including extensions thereof) in respect of the Offer or its implementation under any applicable legislation or regulations in any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the Wider Trinity Mirror Group of any shares or other securities in, or control of, hotgroup;

(f) save as (i) fairly disclosed in writing to Trinity Mirror or its advisers prior to 1 September 2005; or (ii) as otherwise publicly announced to a Regulatory Information Service by hotgroup prior to 1 September 2005, there being no provision of any agreement, authorisation, arrangement, licence, permit or other instrument to which any member of the Wider hotgroup Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any hotgroup Shares or because of a change in the control or management of hotgroup or any member of the Wider hotgroup Group, would or might reasonably be likely to result, in a manner which would be material in the context of the Wider hotgroup Group taken as a whole, in:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to, any member of the Wider hotgroup Group, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn, prohibited or inhibited or becoming capable of being withdrawn, prohibited or inhibited;

(ii) any such agreement, authorisation, arrangement, licence, permit or other instrument or the rights, liabilities, obligations or interests of any member of the Wider hotgroup Group thereunder being terminated or materially adversely modified or affected or any onerous obligation or liability arising or any material adverse action being taken or arising thereunder;

(iii) any assets or interests of any member of the Wider hotgroup Group being or falling to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than, in any such case, in the ordinary course of business;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider hotgroup Group, or any such security (whether arising or having arisen) becoming enforceable or being enforced;

(v) the interest or business of any such member of the Wider hotgroup Group with any person, company, firm or body (or any agreements relating to any such interest or business) being terminated, or materially adversely modified or affected;

(vi) the value of any member of the Wider hotgroup Group or its financial or trading position or prospects being materially prejudiced or adversely affected;

(vii) any member of the Wider hotgroup Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation or assumption of any material liability, actual or contingent, by any member of the Wider hotgroup Group,

and no event having occurred which, under any provision of any agreement, authorisation, arrangement, licence, permit or other instrument to which any member of the Wider hotgroup Group is a party or by or to which any such member or any of its assets is bound, entitled or subject, would be reasonably likely to result in any of the events referred to in sub-paragraph (i) to (viii) of this paragraph (h);

(g)   save as (i) fairly disclosed in writing to Trinity Mirror or its advisers prior to 1 September 2005; or (ii) as otherwise publicly announced to a Regulatory Information Service by hotgroup prior to 1 September 2005 no member of the Wider hotgroup Group having, since 31 December 2004:

(i)   (save as between hotgroup and wholly-owned subsidiaries of hotgroup, or for hotgroup Shares issued pursuant to the exercise of options granted under the hotgroup Share Option Schemes or the exercise of subscription or conversion rights under hotgroup Warrants or hotgroup Convertible Notes prior to 1 September 2005), issued or agreed to issue additional shares of any class or securities convertible into or exchangeable for, shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(ii)   (save for hotgroup Shares held in treasury and sold or transferred pursuant to the exercise of options granted under the hotgroup Share Option Schemes prior to 1 September 2005) sold or transferred or agreed to sell or transfer any hotgroup Shares held in treasury;

(iii)   recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus in respect of shares, dividend or other distribution whether payable in cash or otherwise (other than to hotgroup or wholly-owned subsidiaries of hotgroup);

(iv)   save for transactions between members of the Wider hotgroup Group, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments) or announced any intention to propose any merger, demerger, acquisition, disposal, transfer, mortgage, charge or the creation of any security interest over the same which is material in the context of the Wider hotgroup Group taken as a whole;

(v)   save as between hotgroup and its wholly-owned subsidiaries, made or announced an intention to propose any change in its loan capital;

(vi)   issued or announced any intention to propose the issue of or made any change in or to the terms of any debentures or become subject to any material contingent liability or incurred or increased any material indebtedness other than in the ordinary course of business;

(vii)   save for transactions between members of the hotgroup Group, purchased, redeemed or repaid, or announced any proposal to purchase, redeem or repay, any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(viii)   entered into, implemented, effected, varied or announced its intention to enter into, any material reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business;

(ix)   entered into or varied or terminated or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be materially restrictive on the business of any member of the Wider hotgroup Group or the Wider Trinity Mirror Group or which involves or is likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business;

(x)   entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, service agreement or arrangement with any director or senior executive of any member of the Wider hotgroup Group;

(xi)   proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed in the Wider hotgroup Group which is material in the context of the Wider hotgroup Group taken as a whole;

(xii)   made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees, including the appointment of a trust corporation, which is, in any such case, material in the context of the Wider hotgroup Group taken as a whole;

(xiii)   been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease to carry on all or a substantial part of its business;

(xiv)   taken or proposed any corporate action or had any legal proceedings threatened or instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any relevant jurisdiction having been taken or had any such person appointed;

(xv)   waived or compromised any material claim otherwise than in the ordinary course of business;

(xvi)   made any material alteration to its memorandum or articles of association or other constitutional documents; or

(xvii)   entered into any contract, agreement, commitment or legally binding arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(h)   save as (i) fairly disclosed in writing to Trinity Mirror or its advisers prior to 1

September 2005; or (ii) as otherwise publicly announced to a Regulatory Information Service by hotgroup prior to 1 September 2005, since 31 December 2004:

(i)   no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider hotgroup Group which is material in the context of the Wider hotgroup Group taken as a whole;

(ii)   no litigation, arbitration proceedings, prosecution or other legal proceedings or investigations having been threatened in writing, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider hotgroup Group or to which any member of the Wider hotgroup Group is or may become a party (whether as a claimant, defendant or otherwise) and no enquiry or investigation by any Third Party against or in respect of any member of the Wider hotgroup Group having been commenced, announced or threatened in writing or remaining outstanding in respect of any member of the Wider hotgroup Group in each case which is material in the context of the Wider hotgroup Group taken as a whole;

(iii)   no contingent or other liability having arisen which would or would reasonably be expected to adversely affect any member of the Wider hotgroup Group to an extent which is material in the context of the Wider hotgroup Group taken as a whole; and

(iv)   no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider hotgroup Group, which is necessary or appropriate for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is likely to adversely affect the Wider hotgroup Group taken as a whole;

(i)   save as (i) fairly disclosed in writing to Trinity Mirror or its advisers prior to 1 September 2005; or (ii) as otherwise publicly announced to a Regulatory Information Service by hotgroup prior to 1 September 2005, Trinity Mirror not having discovered after 1 September 2005:

(i)   that any financial, business or other information concerning the Wider hotgroup Group publicly disclosed or disclosed at any time by or on behalf of any member of the Wider hotgroup Group to any member of the Wider Trinity Mirror Group, is misleading, contains a misrepresentation of any /fact or omits to state a fact necessary to make that information not misleading, to an extent (in each case) that is material in the context of the Offer;

(ii)   that any present member of the Wider hotgroup Group is subject to any material liability, contingent or otherwise, which is not disclosed in the annual report and accounts for hotgroup for the year ended 31 December 2004 and which is material in the context of the Wider hotgroup Group taken as a whole;

(j)   save as fairly disclosed in writing to Trinity Mirror or its advisers prior to 1 September 2005, Trinity Mirror not having discovered:

(i)   that any past or present member of the Wider hotgroup Group has not complied in all material respects with all applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or that there has otherwise been a material emission,

discharge, disposal, spillage or leak of waste or hazardous substance or any substance likely to impair the environment or harm human health (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) on or from any land or property of any description or other asset now or previously owned, occupied or made use of by any past or present member of the Wider hotgroup Group or in which any such member may now or previously have had an interest which would, in any case, be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider hotgroup Group which is material in the context of the Wider hotgroup Group taken as a whole;

(ii)   .that there is or is likely to be any material liability (whether actual or contingent) on the part of any member of the Wider hotgroup Group to make good, repair, reinstate or clean up any property of any description or other asset now or previously owned, occupied or made use of by any past or present member of the Wider hotgroup Group, or in which any such member may now or previously have had an interest, under any environmental legislation, regulation, notice, circular or order of any Third Party which is material in the context of the Wider hotgroup Group taken as a whole; or

(iii)   that circumstances exist (whether as a result of the making of the Offer or otherwise) which would be likely to lead to any Third Party instituting, (or whereby any member of the Wider hotgroup Group would be likely to be required to institute), an environmental audit or take any steps which would in any such case be likely to result in any actual or contingent liability to improve or install new plant or equipment or to make good, repair, reinstate or clean up any property of any description or other asset now or previously owned, occupied or made use of by any member of the Wider hotgroup Group, or in which any such member may now or previously have had an interest which in any such case is material in the context of the Wider hotgroup Group taken as a whole.

2.   For the purposes of these conditions the definitions in Appendix II shall apply and in addition:

(a)   **"First Closing Date"** means the date 21 days after the posting of the Offer Document;

(b)   **"Third Party"** means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(c)   a Third Party shall be regarded as having '**intervened**' if it has given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and '**intervene**' shall be construed accordingly;

(d)   **"Authorisations"** means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;

(e)   the **"Wider hotgroup Group"** means hotgroup and its subsidiary undertakings, associated undertakings and any other undertaking in which hotgroup and/or

	such undertakings (aggregating their interests) have a significant interest;
(f)	the "**Wider Trinity Mirror Group**" means Trinity Mirror and its subsidiary undertakings, associated undertakings and any other undertaking in which Trinity Mirror and/or such undertakings (aggregating their interests) have a significant interest;
(g)	for these purposes "**subsidiary undertaking**", "**associated undertaking**" and "**undertaking**" have the meanings given by CA 1985, other than paragraph 20 (1)(b) of Schedule 4A to that Act which shall be excluded for this purpose; and
(h)	"**significant interest**" means a direct or indirect interest in more than 20% of the equity share capital (as defined in CA 1985) of an undertaking.

Trinity Mirror Acquisitions reserves the right to waive, in whole or in part, all or any of conditions (b) to (j) inclusive. Conditions (b) to (j) must be satisfied as at, or waived on or before the twenty first day after the later of the First Closing Date and the date on which condition (a) is fulfilled (or in each case such later date as the Panel may agree).

Trinity Mirror Acquisitions shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (j) inclusive by a date earlier than the latest date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may be incapable of fulfilment.

If Trinity Mirror Acquisitions is required by the Panel to make an offer for hotgroup Shares under the provisions of Rule 9 of the Code, Trinity Mirror Acquisitions may make such alterations to the above conditions of the Offer, including condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will comply with all applicable rules and regulations of the City Code, the UK Listing Authority and the London Stock Exchange, will be governed by English Law and will be subject to the jurisdiction of the Courts of England.

The Offer will lapse if it is referred to the Competition Commission before 3.00 p.m. (London time) on the First Closing Date or the time and date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. In such circumstances, the Offer will cease to be capable of further acceptance and persons accepting the Offer and Trinity Mirror Acquisitions shall thereupon cease to be bound by Forms of Acceptance delivered on or before the date on which the Offer so lapses.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Act" or "CA 1985"	the Companies Act 1985, as amended
"AIM"	AIM, a market operated by the London Stock Exchange
"Alternative Proposal"	any proposal or offer (as defined in the Code) for all the ordinary shares of hotgroup not owned by the offeror or any of its associates or any business combination including the acquisition of control (as defined in the Code) of hotgroup or of all or a material part of the assets of hotgroup and/or its subsidiary undertakings in each case by a party which is not acting in concert (as defined in the Code) with Trinity Mirror Acquisitions
"AIM Rules"	the rules of AIM as published by the London Stock Exchange from time to time
"Australia"	the Commonwealth of Australia, its states, possessions and territories and all other areas subject to its jurisdiction and any political sub-division thereof
"Canada"	Canada, its possessions, provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof
"City Code" or "Code"	The City Code on Takeovers and Mergers
"Closing Price"	the closing middle market price of a hotgroup Share as derived from the Official List or the AIM Supplement to the Daily Official List (as sourced from Datastream)
"Form of Acceptance"	the form of acceptance, authority and election for use in connection with the Offer
"hotgroup" or "the Company"	the hotgroup plc
"hotgroup Convertible Notes"	the £4,000,000 nominal amount unsecured convertible loan notes 2009 of hotgroup constituted by the loan note instrument dated 18 September 2004
"hotgroup Directors" or "Directors of hotgroup"	the directors of hotgroup
"hotgroup Group"	hotgroup and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which hotgroup or such subsidiaries or undertakings have a significant interest and for these purposes "significant interest" means a direct or indirect interest in 20% or more of the equity capital (as defined in CA 1985) of an undertaking
"hotgroup Share Option Holders"	holders of hotgroup Share Options under the hotgroup Share Option Schemes

"hotgroup Share Options"	options granted under any of the hotgroup Share Option Schemes
"hotgroup Share Option Schemes"	hotgroup's share option schemes including: the hotgroup Unapproved Share Option Plan 2001, the hotgroup Enterprise Management Scheme 2001, the hotgroup Approved Share Option Scheme 2003 and the hotgroup Performance Share Plan 2004
"hotgroup Shareholders" or "Shareholders"	holders of any hotgroup Shares
"hotgroup Shares" or "Shares"	the existing issued or unconditionally allotted and fully paid ordinary shares of 10 pence each in the capital of hotgroup and any further such shares which are unconditionally allotted and/or issued fully paid (including pursuant to the exercise of options granted under the hotgroup Share Option Schemes or the exercise of subscription or conversion rights under hotgroup Warrants or hotgroup Convertible Notes) after the date of this announcement and before the Offer closes (or before such other time as Trinity Mirror Acquisitions may, subject to the City Code, decide in accordance with the terms and conditions of the Offer)
"hotgroup Warrants"	warrants to subscribe for hotgroup Shares issued by hotgroup and the option to subscribe for 1,333,161 hotgroup Shares at 12 pence per share granted by hotgroup to Numis Securities Limited on 28 July 2003
"Japan"	Japan, its cities, prefectures, territories and possessions and all other areas subject to its jurisdiction and political sub-divisions
"London Stock Exchange"	London Stock Exchange plc
"Offer"	the recommended cash offer to be made by UBS Investment Bank on behalf of Trinity Mirror Acquisitions to acquire the entire issued and to be issued share capital of hotgroup on the terms and subject to the conditions to be set out in the Offer Document and the Form of Acceptance (including, where the context so requires, any subsequent revision, variation, renewal or extension thereof)
"Offer Document"	the formal offer document to contain and set out the terms and conditions of the Offer
"Offer Price"	20.25 pence per hotgroup Share
"Official List"	the Daily Official List maintained by the London Stock Exchange
"OFT"	the Office of Fair Trading
"Panel" or "Takeover Panel"	the Panel on Takeovers and Mergers
"Regulatory Information Service"	as defined in the AIM Rules
"Securities Act"	the United States Securities Act of 1933 as amended and

	the rules and regulations promulgated thereunder
"Strand Partners"	Strand Partners Limited
"Trinity Mirror"	Trinity Mirror plc
"Trinity Mirror Acquisitions"	Trinity Mirror Acquisitions Limited
"Trinity Mirror Acquisitions Directors"	the directors of Trinity Mirror Acquisitions
"Trinity Mirror Directors" or "Directors of Trinity Mirror"	the directors of Trinity Mirror
"Trinity Mirror Group" or "Group"	Trinity Mirror and its subsidiary undertakings
"UBS" or "UBS Investment Bank"	UBS Limited
"UKLA" or "UK Listing Authority"	the UK Listing Authority, a division of the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States of America", "USA" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof
"US Person(s)"	as defined in Regulation S under the Securities Act

Throughout this announcement and where the context so requires the masculine gender shall include the feminine and neuter and the singular shall include the plural and vice versa. The term, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act).

APPENDIX III

Sources and Bases of Information

1. Unless otherwise stated, all financial information concerning hotgroup has been extracted from the annual report and accounts for the 16 month period ended 31 December 2004.

2. Unless otherwise stated, all financial information on Trinity Mirror has been extracted from the annual report and accounts for the financial period ended 2 January 2005.

3. The source for the historic Closing Prices of hotgroup Shares is Datastream.

4. The value of the existing issued share capital of hotgroup of £50.5 million is based on 249,510,509 hotgroup Shares being in issue as at 1 September 2005 and an Offer Price of 20.25 pence for each hotgroup Share.

5. The calculation regarding the percentage of the issued share capital of hotgroup in respect of which Trinity Mirror has received irrevocable undertakings to accept the Offer is based on 72,361,155 hotgroup Shares subject to such undertakings expressed as a proportion of 249,510,509 hotgroup Shares in issue as at 1 September 2005.

6. The source for the data given on the size of the online advertising market in the UK is the Advertising Association's Advertising Statistics Yearbook 2005 published in July 2005.

END

Close

EXHIBIT C-(b) 175


Company	hotgroup (The) PLC
TIDM	HOT
Headline	Trinity Mirror to acquire
Released	07:17 01-Sep-05
Number	6928Q

RNS Number:6928Q
hotgroup (The) PLC
01 September 2005

PRESS RELEASE

1 September 2005

HOTGROUP TO BE ACQUIRED BY TRINITY MIRROR

CREATING A POWERFUL NEW FORCE IN UK RECRUITMENT

The hotgroup plc ("the hotgroup" or "the Company") is delighted to announce that
subject to certain conditions, Trinity Mirror plc has agreed terms on which it
will offer to acquire the entire issued share capital of recruitment specialist
the hotgroup in a cash deal. The offer price is 20.25 pence per share, valuing
the hotgroup at approximately £50.5 million. The deal will bring together one of
the UK's leading recruitment groups and one the UK's largest media organisations
to create a powerful new force in recruitment.

The hotgroup's strategy of combining an online and traditional recruitment model
has proved successful since its launch in 1999. The Company achieved its
position of strength through making fourteen acquisitions since launch,
including ten in the last 16 months and notably Workthing.com from the Guardian
Media Group in September 2004, driving profits growth. Online profitability was
up over 80% in the last six months of 2004 and group profits overall at the last
set of interim results were up steeply to £2.728m (before goodwill amortisation,
exceptional items, interest and taxation), compared to a loss of £0.398m in the
year ended 31 August 2003.

The hotgroup's position of strength has clearly made it an attractive target to
major players in the industry and media players such as Trinity Mirror, as it
remained the only significant online player outside of media group ownership.

The offer price of 20.25 pence is highly beneficial to shareholders,
representing a significant premium to the price prior to announcing an approach
had been received. This represents a premium of 72.3% over the closing price of
the Company on 21 June 2005 of 11.75 pence.

The hotgroup founder Harvey Sinclair, Managing Director Online and Chris
Herrmannsen, Managing Director Recruitment Consultancy, will remain with the
hotgroup as it will be run as a separate company within Trinity Mirror. Tony
Reeves will remain as Chairman while the company is integrated into the Trinity
Mirror Group.

Commenting, Tony Reeves, Chairman of the hotgroup said:

"Today's acquisition of the hotgroup by Trinity Mirror is the culmination of
years of building the Company into a leading UK recruitment firm. The hotgroup

will now benefit from the enhanced financial strength of Trinity Mirror, and employees from their drive and vision for bringing new technology and media solutions to the recruitment industry. Shareholders will benefit from this highly favourable cash offer.

"I feel very proud of what everyone at the hotgroup has achieved together over the last few years and I am excited about what the hotgroup will offer in the future."

Press Enquiries:

Tony Reeves   (020) 7000 9994
the hotgroup PLC

James Hogan / Rachel Quigley   (020) 7404 5959
Brunswick Group LLP

Notes to editors:

About the hotgroup plc

 • Listed on AIM (HOT.L), the hotgroup plc is a unique technology-led
   recruitment company combining online and traditional recruitment solutions

 • The company is led by Tony Reeves, formerly CEO of the Delphi Group &
   co- founder of Office Angels. Harvey Sinclair is Managing Director of the
   online business, Chris Herrmannsen, Managing Director of the recruitment
   consultancy business, and Steve Wright, Chief Financial Officer

 • Company head office is based at Kensington Village, London, W14 8TS

                      This information is provided by RNS
             The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 176

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:58 07-Sep-05
Number	9621Q

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 27,045,400 (previously 23,828,184) Trinity Mirror plc Ordinary Shares, representing 9.2473% (previously 8.145%) of the issued share capital.

END

Close

EXHIBIT C-(b) 177

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:01 08-Sep-05
Number	0437R

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 610.475 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 178

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:41 09-Sep-05
Number	1060R

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 150,000 of its Ordinary Shares for cancellation at a price of 609.1545 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 179

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:16 12-Sep-05
Number	1686R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 135,000 of its Ordinary Shares for cancellation at a price of 614.6259 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

[Close]

EXHIBIT C-(b) 180

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:11 13-Sep-05
Number	2287R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 612.9000 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 181

Regulatory Announcement

Go to market news section



Company	Trinity Mirror PLC
TIDM	TNI
Headline	Offer Document Posted
Released	10:07 14-Sep-05
Number	2431R

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN


TRINITY MIRROR PLC
RECOMMENDED OFFER FOR THE HOTGROUP PLC

Posting of Offer Document


Trinity Mirror plc ("Trinity Mirror") announces that the offer document for the recommended offer by UBS Investment Bank on behalf of Trinity Mirror Acquisitions Limited, a wholly owned subsidiary of Trinity Mirror, for the hotgroup plc ("hotgroup"), which was announced on 1 September 2005 (the "Offer"), was posted yesterday. The first closing date of the offer is 4 October 2005.

Enquiries

Trinity Mirror	Telephone: 020 7293 3000
Sly Bailey / Vijay Vaghela	
UBS Investment Bank	Telephone: 020 7567 8000
Adam Joy / Jonathan Evans	

Copies of the offer document and a form of acceptance are available, free of charge, at the offices of Trinity Mirror, One Canada Square, Canary Wharf, London E14 5AP and at UBS Investment Bank's offices, 1 Finsbury Avenue, London EC2M 2PP. This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities and is not a prospectus but an advertisement. The holders of ordinary shares in hotgroup should not accept the Offer except on the basis set out in the offer document and the form of acceptance.

UBS Limited ("UBS" or "UBS Investment Bank") is acting exclusively for Trinity Mirror and no one else in connection with the Offer and will not be responsible to anyone other than Trinity Mirror for providing the protections afforded to customers of UBS nor for providing advice in relation to the Offer or any other matter referred to herein.

END

Close

EXHIBIT C-(b) 182

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:54 14-Sep-05
Number	2892R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 42,000 of its Ordinary Shares for cancellation at a price of 611.8708 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 183

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:49 15-Sep-05
Number	3517R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 65,000 of its Ordinary Shares for cancellation at a price of 609.4000 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 184

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:35 16-Sep-05
Number	4079R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 160,000 of its Ordinary Shares for cancellation at a price of 608.2000 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 185

Company	Felix Group PLC
TIDM	FLX
Headline	Re Agreement
Released	11:01 19-Sep-05
Number	4263R

19th September 2005

Felix Group plc signs promotional agreement with Trinity Mirror

Felix Group plc ("Felix") the company behind 'Everyone's A Winner' ("EAW") has today entered into a marketing agreement with Trinity Mirror, under which the newspaper publisher will promote EAW across selected titles within its portfolio.

Under the agreement Trinity Mirror will provide the media advertising and promotional space for Felix's EAW proposition across a range of their regional and national print titles. The agreement is for an initial trial period of eight weeks which if successful, will extend to a further twelve months.

Felix will provide its sales promotion infrastructure (which encompasses telecommunications provisions across both Interactive Voice Recognition and SMS services) as well as the prizebank products for Trinity Mirror readers. The net revenues arising from the promotions in the Trinity Mirror titles, less certain costs relating to prizes and fulfilment, will be shared equally by Felix and Trinity Mirror.

Commenting, Andy Egan, Chief Executive Officer, Felix Group plc said:

"We are delighted to be involved with Trinity Mirror. The agreement will enable us to promote our proposition to a broad audience and will provide the readers of Trinity Mirror's newspapers with real value."

Enquiries:

For Felix Group plc – Mike Wallwork (o) 01565 831100 (m) 077956 13844
(email) **mike@felixcorp.com**

PR for Felix Group plc – Holborn PR, David Bick (o) 020 7929 5599
(email) **info@holbornpr.co.uk**

For Trinity Mirror – Chris Wade, 020 7510 6609
Notes to Editors:

Felix Group plc (Reuters FLX.L; Bloomberg FLX LN)

www.felixgroupplc.com

Felix Group's ordinary shares were admitted to trading on AIM on 8 March 2004. Felix Group has developed a new form of sales promotion through a direct consumer interactive medium called Everyone's A Winner. Everyone's A Winner is a sales promotion channel for the retail and leisure industry with data collection capacity.

Everyone's A Winner is presented as a "game" where the participant is asked to stop a clock in a given time frame to obtain a prize, failing which the prize will be selected for them. By utilising retailers' advertising and sales promotion budgets, Everyone's A Winner enables participants to be allocated a non-cash prize guaranteed to have a retail value of at least twice the cost of participating.

Trinity Mirror
www.trinitymirror.com

Trinity Mirror is the UK's largest newspaper publisher. Its portfolio of over 500 media brands includes some 240 regional newspapers, five nationals, four sports titles and more than 60 websites.

Over the course of a week 20m people read at least one Trinity Mirror newspaper (42% of the UK adult population).

END

Close

EXHIBIT C-(b) 186

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:14 19-Sep-05
Number	4646R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 170,000 of its Ordinary Shares for cancellation at a price of 607.0890 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 187

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	09:31 21-Sep-05
Number	5448R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that on the 20 September 2005 it purchased 150,000 of its Ordinary Shares for cancellation at a price of 607.6749 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 188

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:03 21-Sep-05
Number	5912R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 200,000 of its Ordinary Shares for cancellation at a price of 606.0100 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 189

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:16 22-Sep-05
Number	6535R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 175,000 of its Ordinary Shares for cancellation at a price of 599.9000 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 190

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director/PDMR Shareholding
Released	14:52 23-Sep-05
Number	6981R

Trinity Mirror Plc (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 325 10p Ordinary shares in the Company at the price of £5.995 each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 5,527 shares in the Company,

END

Close

EXHIBIT C-(b) 191

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:57 23-Sep-05
Number	7184R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 30,000 of its Ordinary Shares for cancellation at a price of 598.6000 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jon Bathard-Smith
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 192

Regulatory Announcement

Go to market news section

[♣ Free annual report] ☷ 🖶

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:25 26-Sep-05
Number	7778R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 30,500 of its Ordinary Shares for cancellation at a price of 600.0000 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jon Bathard-Smith
Morgan Stanley & Co. International Limited
020 7425 8000

END

[Close]

EXHIBIT C-(b) 193

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	14:37 27-Sep-05
Number	8248R

The Company has today received notification from Legal & General Group plc that they have non-beneficial interests in 13,933,161 (previously 11,764,638) Trinity Mirror plc Ordinary Shares, representing 4.77% (previously 3.99%) of the issued share capital.

END)

Close

EXHIBIT C-(b) 194

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:29 27-Sep-05
Number	8429R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 395,000 of its Ordinary Shares for cancellation at a price of 600.9873 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jon Bathard-Smith
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 195

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:58 29-Sep-05
Number	9892R

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 27,000 of its Ordinary Shares for cancellation at a price of 600.6667 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jon Bathard-Smith
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 196

Trinity Mirror PLC hotgroup (The) PLC - Irrevocable Undertakings

590 words
30 September 2005
16:08
Regulatory News Service
English
(c) 2005

RNS Number:0480S Trinity Mirror PLC 30 September 2005

For immediate release 30 September 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

Trinity Mirror plc Recommended Cash Offer for the hotgroup plc Update on Irrevocable Undertakings

It was announced on 1 September 2005 that an undertaking to accept (or procure the acceptance of) the Offer had been received from New Star Asset Management in respect of 24,226,019 hotgroup Shares, representing 9.66% of the issued share capital of hotgroup. Trinity Mirror has been informed by New Star Asset Management that its holding of hotgroup Shares is 20,496,799 representing 8.17% of the issued share capital of hotgroup, and that its irrevocable undertaking should have been given in respect of this lower figure. New Star Asset Management has confirmed that in all other respects its irrevocable undertaking remains correct and legally binding.

On such revised basis, irrevocable undertakings to accept (or procure the acceptance of) the Offer have been received in respect of an aggregate of 68,631,935 hotgroup Shares, representing approximately 27.36% of the Company's issued share capital.

Enquiries:

UBS Investment Bank (financial adviser to Trinity Mirror) Adam Joy +44 (0) 20 7567 8000 Jonathan Evans +44 (0) 20 7567 8000

UBS Investment Bank is acting exclusively for Trinity Mirror and for no one else in relation to the Offer and will not be responsible to anyone other than Trinity Mirror for providing the protections afforded to clients of

UBS Investment Bank or for giving advice in relation to the Offer or any other matter referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Offer is not being made, and will not be made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce or by any facilities of a national securities exchange of, the United States of America, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from the United States of America, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in, into or from the United States of America, Canada, Australia or Japan.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050930e19u002v2

EXHIBIT C-(b) 197

Trinity Mirror PLC - Transaction in Own Shares

84 words

3 October 2005

16:57

Regulatory News Service

English

(c) 2005

RNS Number:1331S Trinity Mirror PLC 03 October 2005

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 600.5100 pence per share.

Enquiries

Nick Fullagar Trinity Mirror plc 020 7293 3000

Jon Bathard-Smith Morgan Stanley & Co. International Limited 020 7425 8000

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051003e1a30033d

EXHIBIT C-(b) 198

RIS *from* Perfect Information Ltd

Application Copyright 1995 Perfect Information Ltd

Number :	1621S	Date :	04/10/2005
Company :	TRINITY MIRROR PLC	Time :	11:22:59

Holding(s) in Company

RNS Number:1621S
Trinity Mirror PLC
04 October 2005

The Company has today received notification from The Capital Group Companies,
Inc. on behalf of its affiliates Capital International, Inc., Capital
International S.A., Capital International Limited and Capital Guardian Trust
Company that they have non-beneficial interests in 29,615,484 (previously
27,045,400) Trinity Mirror plc Ordinary Shares, representing 10.189% (previously
9.247%) of the issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange
END

HOLEAFELEAASFFE

RIS item disseminated by London Stock Exchange

Trinity Mirror PLC - Transaction in Own Shares

84 words

4 October 2005

17:45

Regulatory News Service

English

(c) 2005

RNS Number:2139S Trinity Mirror PLC 04 October 2005

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 10,000 of its Ordinary Shares for cancellation at a price of 601.0000 pence per share.

Enquiries

Nick Fullagar Trinity Mirror plc 020 7293 3000

Jon Bathard-Smith Morgan Stanley & Co. International Limited 020 7425 8000

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051004e1a4003e9

EXHIBIT C-(b) 200

Trinity Mirror PLC hotgroup (The) PLC - Offer Update

1,347 words
4 October 2005
18:30
Regulatory News Service
English
(c) 2005

RNS Number:2156S Trinity Mirror PLC 04 October 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO

THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

RECOMMENDED CASH OFFER OF 20.25 PENCE PER SHARE

BY

UBS INVESTMENT BANK

ON BEHALF OF

TRINITY MIRROR ACQUISITIONS LIMITED

(A WHOLLY-OWNED SUBSIDIARY OF TRINITY MIRROR PLC)

FOR

THE HOTGROUP PLC

FIRST CLOSING DATE - OFFER EXTENDED TO 18 OCTOBER 2005

1. Level of acceptances

On 13 September 2005, UBS Investment Bank made a recommended cash offer (the "Offer") on behalf of
Trinity Mirror Acquisitions, a wholly owned subsidiary of Trinity Mirror, to acquire the entire issued and to be

issued ordinary share capital of hotgroup for 20.25 pence per hotgroup Share in cash.

The Directors of Trinity Mirror are pleased to announce that, as at 3.00 p.m. on 4 October 2005, being the First Closing Date of the Offer, valid acceptances of the Offer had been received in respect of a total of 185,368,845 hotgroup Shares, representing approximately 73.90 per cent. of the existing issued share capital of hotgroup.

Prior to the announcement of the Offer on 1 September 2005, Trinity Mirror Acquisitions had received irrevocable undertakings to accept the Offer from the hotgroup Directors in respect of a total of 23,807,340 hotgroup Shares representing approximately 9.49 per cent. of the existing issued share capital of hotgroup (9.54 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). Valid acceptances have been received in respect of all these hotgroup Shares as shown below:

Directors of hotgroup Number of hotgroup Shares

Directors of hotgroup	Irrevocably Committed
Anthony Reeves	8,557,468
Harvey Sinclair	3,025,633
Steve Wright	403,162
Don Hanson	11,505,680
John Sanderson	315,397

Prior to the announcement of the Offer on 1 September 2005, Trinity Mirror Acquisitions had also received an irrevocable undertaking to accept the Offer from Morley Fund Management in respect of a total of 24,327,796 hotgroup Shares representing approximately 9.70 per cent. of the existing issued share capital of hotgroup (9.75 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). In addition, it was announced on 1 September 2005 that an undertaking to accept (or procure the acceptance of) the Offer had been received from New Star Asset Management in respect of 24,226,019 hotgroup Shares, representing 9.66 per cent. of the existing issued share capital of hotgroup (9.71 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). As announced on 30 September 2005, Trinity Mirror has been informed by New Star Asset Management that its holding of hotgroup Shares is 20,496,799 representing 8.17% of the existing issued share capital of hotgroup, and that its irrevocable undertaking should have been given in respect of this lower figure. New Star Asset Management has confirmed that in all other respects its irrevocable undertaking remains correct and legally binding. Valid acceptances have been received in respect of all these hotgroup Shares as shown below:

Morley Fund Management 24,327,796 New Star Asset Management 20,496,799

On such revised basis, Trinity Mirror Acquisitions had received irrevocable undertakings to accept (or procure the acceptance of) the Offer in respect of an aggregate of 68,631,935 hotgroup Shares, representing approximately 27.36% of the Company's existing issued share capital.

Save as disclosed in this announcement and in the Offer Document, neither Trinity Mirror nor Trinity Mirror

Acquisitions nor any person acting in concert with Trinity Mirror or Trinity Mirror Acquisitions for the purposes of the Offer held any hotgroup Shares (or rights over such shares) before 22 June 2005, the first day of the Offer Period, nor has any such person acquired or agreed to acquire any such shares (or rights over such shares) since the commencement of the Offer Period.

2. Extension of the Offer

The Offer, which remains subject to the terms and conditions set out in the Offer Document, is being extended for 14 days and will remain open for acceptance until the next closing date which will be 3.00 p.m. on 18 October 2005. (Any further extensions of the Offer will be publicly announced by 8.00 a.m. on the business day following the day on which the Offer was otherwise due to expire, or such later time or date as the Panel may agree).

hotgroup Shareholders who have not yet accepted the Offer and who hold hotgroup Shares in certificated form are urged to complete, sign and return the Form of Acceptance as soon as possible and, in any event, so as to be received by post or by hand by Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R no later than 3.00 p.m. (London time) on 18 October 2005. If you hold your hotgroup Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE instructions as soon as possible and, in any event, so as to be settled not later than 3.00 p.m. on 18 October 2005.

All terms defined in the Offer Document have the same meaning in this announcement, unless the context requires otherwise.

ENQUIRIES

Trinity Mirror

Sly Bailey +44 (0) 20 7293 3000 Vijay Vaghela +44 (0) 20 7293 3000

UBS Investment Bank (financial adviser to Trinity Mirror) Adam Joy +44 (0) 20 7567 8000

Jonathan Evans +44 (0) 20 7567 8000

UBS Investment Bank is acting exclusively for Trinity Mirror and for no one else in relation to the Offer and will not be responsible to anyone other than Trinity Mirror for providing the protections afforded to clients of UBS Investment Bank or for giving advice in relation to the Offer or any other matter referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and

therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Offer is not being made, and will not be made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce or by any facilities of a national securities exchange of, the United States of America, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from the United States of America, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in, into or from the United States of America, Canada, Australia or Japan.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Offer is made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document (both dated and despatched on 13 September 2005), which contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS00000200510004e1a4003ml

EXHIBIT C-(b) 201

Trinity Mirror PLC - Transaction in Own Shares

84 words

5 October 2005

17:28

Regulatory News Service

English

(c) 2005

RNS Number:2804S Trinity Mirror PLC 05 October 2005

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 593.1958 pence per share.

Enquiries

Nick Fullagar Trinity Mirror plc 020 7293 3000

Jon Bathard-Smith Morgan Stanley & Co. International Limited 020 7425 8000

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051005e1a500396

EXHIBIT C-(b) 202



Trinity Mirror PLC - Transaction in Own Shares

84 words
12 October 2005
16:50
Regulatory News Service
English
(c) 2005

RNS Number:5939S Trinity Mirror PLC 12 October 2005

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 573.7000 pence per share.

Enquiries

Nick Fullagar Trinity Mirror plc 020 7293 3000

Jon Bathard-Smith Morgan Stanley & Co. International Limited 020 7425 8000

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051012e1ac0030f

EXHIBIT C-(b) 203

Trinity Mirror PLC - Transaction in Own Shares

84 words
13 October 2005
17:53
Regulatory News Service
English
(c) 2005

RNS Number:6611S Trinity Mirror PLC 13 October 2005

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 562.8500 pence per share.

Enquiries

Nick Fullagar Trinity Mirror plc 020 7293 3000

Jon Bathard-Smith Morgan Stanley & Co. International Limited 020 7425 8000

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051013e1ad00339

EXHIBIT C-(b) 204

Trinity Mirror PLC - Transaction in Own Shares

84 words
17 October 2005
17:03
Regulatory News Service
English
(c) 2005

RNS Number:7873S Trinity Mirror PLC 17 October 2005

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 569.5500 pence per share.

Enquiries

Nick Fullagar Trinity Mirror plc 020 7293 3000

Jon Bathard-Smith Morgan Stanley & Co. International Limited 020 7425 8000

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051017e1ah002xp

EXHIBIT C-(b) 205

Trinity Mirror PLC hotgroup (The) PLC - Offer Update

1,349 words
19 October 2005
07:37
Regulatory News Service
English
(c) 2005

RNS Number:8603S Trinity Mirror PLC 19 October 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

RECOMMENDED CASH OFFER OF 20.25 PENCE PER SHARE

BY

UBS INVESTMENT BANK

ON BEHALF OF

TRINITY MIRROR ACQUISITIONS LIMITED

(A WHOLLY-OWNED SUBSIDIARY OF TRINITY MIRROR PLC)

FOR

THE HOTGROUP PLC

OFFER EXTENDED TO 25 OCTOBER 2005

1. Level of acceptances

On 13 September 2005, UBS Investment Bank made a recommended cash offer (the "Offer") on behalf of Trinity Mirror Acquisitions, a wholly owned subsidiary of Trinity Mirror, to acquire the entire issued and to be issued ordinary share capital of hotgroup for 20.25 pence per hotgroup Share in cash.

The Directors of Trinity Mirror are pleased to announce that, as at 3.00 p.m. on 18 October 2005, being the closing date of the Offer as announced on 4 October 2005, valid acceptances of the Offer had been received in respect of a total of 220,908,736 hotgroup Shares, representing approximately 88.07 per cent. of the existing issued share capital of hotgroup.

Prior to the announcement of the Offer on 1 September 2005, Trinity Mirror Acquisitions had received irrevocable undertakings to accept the Offer from the hotgroup Directors in respect of a total of 23,807,340 hotgroup Shares representing approximately 9.49 per cent. of the existing issued share capital of hotgroup (9.54 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). Valid acceptances have been received in respect of all these hotgroup Shares as shown below:

Directors of hotgroup	Number of hotgroup Shares Irrevocably Committed
Anthony Reeves	8,557,468
Harvey Sinclair	3,025,633
Steve Wright	403,162
Don Hanson	11,505,680
John Sanderson	315,397

Prior to the announcement of the Offer on 1 September 2005, Trinity Mirror Acquisitions had also received an irrevocable undertaking to accept the Offer from Morley Fund Management in respect of a total of 24,327,796 hotgroup Shares representing approximately 9.70 per cent. of the existing issued share capital of hotgroup (9.75 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). In addition, it was announced on 1 September 2005 that an undertaking to accept (or procure the acceptance of) the Offer had been received from New Star Asset Management in respect of 24,226,019 hotgroup Shares, representing 9.66 per cent. of the existing issued share capital of hotgroup (9.71 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). As announced on 30 September 2005, Trinity Mirror has been informed by New Star Asset Management that its holding of hotgroup Shares is 20,496,799 representing 8.17% of the existing issued share capital of hotgroup, and that its irrevocable undertaking should have been given in respect of this lower figure. New Star Asset Management has confirmed that in all other respects its irrevocable undertaking remains correct and legally binding. Valid acceptances have been received in respect of all these hotgroup Shares as shown below:

Morley Fund Management 24,327,796 New Star Asset Management 20,496,799

On such revised basis, Trinity Mirror Acquisitions had received irrevocable undertakings to accept (or procure the acceptance of) the Offer in respect of an aggregate of 68,631,935 hotgroup Shares, representing approximately 27.36% of the Company's existing issued share capital.

Save as disclosed in this announcement and in the Offer Document, neither Trinity Mirror nor Trinity Mirror Acquisitions nor any person acting in concert with Trinity Mirror or Trinity Mirror Acquisitions for the

purposes of the Offer held any hotgroup Shares (or rights over such shares) before 22 June 2005, the first day of the Offer Period, nor has any such person acquired or agreed to acquire any such shares (or rights over such shares) since the commencement of the Offer Period.

2. Extension of the Offer

The Offer, which remains subject to the terms and conditions set out in the Offer Document, is being extended for 7 days and will remain open for acceptance until the next closing date which will be 3.00 p.m. on 25 October 2005. (Any further extensions of the Offer will be publicly announced by 8.00 a.m. on the business day following the day on which the Offer was otherwise due to expire, or such later time or date as the Panel may agree).

hotgroup Shareholders who have not yet accepted the Offer and who hold hotgroup Shares in certificated form are urged to complete, sign and return the Form of Acceptance as soon as possible and, in any event, so as to be received by post or by hand by Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R no later than 3.00 p.m. (London time) on 25 October 2005. If you hold your hotgroup Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE instructions as soon as possible and, in any event, so as to be settled not later than 3.00 p.m. on 25 October 2005.

All terms defined in the Offer Document have the same meaning in this announcement, unless the context requires otherwise.

ENQUIRIES

Trinity Mirror

Sly Bailey +44 (0) 20 7293 3000 Vijay Vaghela +44 (0) 20 7293 3000

UBS Investment Bank (financial adviser to Trinity Mirror) Adam Joy +44 (0) 20 7567 8000

Jonathan Evans +44 (0) 20 7567 8000

UBS Investment Bank is acting exclusively for Trinity Mirror and for no one else in relation to the Offer and will not be responsible to anyone other than Trinity Mirror for providing the protections afforded to clients of UBS Investment Bank or for giving advice in relation to the Offer or any other matter referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform

themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Offer is not being made, and will not be made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce or by any facilities of a national securities exchange of, the United States of America, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from the United States of America, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in, into or from the United States of America, Canada, Australia or Japan.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Offer is made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document (both dated and despatched on 13 September 2005), which contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051019e1aj0008i

EXHIBIT C-(b) 206

Trinity Mirror PLC hotgroup (The) PLC - Offer Wholly Unconditional

1,449 words

25 October 2005

18:30

Regulatory News Service

English

(c) 2005

RNS Number:1653T Trinity Mirror PLC 25 October 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

RECOMMENDED CASH OFFER OF 20.25 PENCE PER SHARE

BY

UBS INVESTMENT BANK

ON BEHALF OF

TRINITY MIRROR ACQUISITIONS LIMITED

(A WHOLLY-OWNED SUBSIDIARY OF TRINITY MIRROR PLC)

FOR

THE HOTGROUP PLC

Offer Unconditional in all Respects and Compulsory Acquisition of Outstanding hotgroup Shares

1. Offer unconditional in all respects

On 13 September 2005, UBS Investment Bank made a recommended cash offer (the "Offer") on behalf of Trinity Mirror Acquisitions, a wholly owned subsidiary of Trinity Mirror, to acquire the entire issued and to be

issued ordinary share capital of hotgroup for 20.25 pence per hotgroup Share in cash. Trinity Mirror announces that, valid acceptances having been received in respect of hotgroup Shares representing more than 90 per cent. of the issued share capital of hotgroup, the acceptance condition has been satisfied. As such, all the conditions of the Offer have now been satisfied and/or waived. Accordingly, the Offer has been declared unconditional in all respects and will remain open for acceptance until further notice.

2. Detailed level of acceptance

The Directors of Trinity Mirror are pleased to announce that, as at 3.00 p.m. on 25 October 2005, being the closing date of the Offer as announced on 19 October 2005, valid acceptances of the Offer had been received in respect of a total of 235,349,084 hotgroup Shares, representing approximately 93.82 per cent. of the existing issued share capital of hotgroup.

Prior to the announcement of the Offer on 1 September 2005, Trinity Mirror Acquisitions had received irrevocable undertakings to accept the Offer from the hotgroup Directors in respect of a total of 23,807,340 hotgroup Shares representing approximately 9.49 per cent. of the existing issued share capital of hotgroup (9.54 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). Valid acceptances have been received in respect of all these hotgroup Shares as shown below:

Directors of hotgroup	Number of hotgroup Shares Irrevocably Committed
Anthony Reeves	8,557,468
Harvey Sinclair	3,025,633
Steve Wright	403,162
Don Hanson	11,505,680
John Sanderson	315,397

Prior to the announcement of the Offer on 1 September 2005, Trinity Mirror Acquisitions had also received an irrevocable undertaking to accept the Offer from Morley Fund Management in respect of a total of 24,327,796 hotgroup Shares representing approximately 9.70 per cent. of the existing issued share capital of hotgroup (9.75 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). In addition, it was announced on 1 September 2005 that an undertaking to accept (or procure the acceptance of) the Offer had been received from New Star Asset Management in respect of 24,226,019 hotgroup Shares, representing 9.66 per cent. of the existing issued share capital of hotgroup (9.71 per cent. of the issued share capital of hotgroup immediately prior to announcement of the Offer). As announced on 30 September 2005, Trinity Mirror has been informed by New Star Asset Management that its holding of hotgroup Shares is 20,496,799 representing 8.17% of the existing issued share capital of hotgroup, and that its irrevocable undertaking should have been given in respect of this lower figure. New Star Asset Management has confirmed that in all other respects its irrevocable undertaking remains correct and legally binding. Valid acceptances have been received in respect of all these hotgroup Shares as shown below:

Morley Fund Management 24,327,796 New Star Asset Management 20,496,799

On such revised basis, Trinity Mirror Acquisitions had received irrevocable undertakings to accept (or procure the acceptance of) the Offer in respect of an aggregate of 68,631,935 hotgroup Shares, representing approximately 27.36% of the Company's existing issued share capital.

Save as disclosed in this announcement and in the Offer Document, neither Trinity Mirror nor Trinity Mirror Acquisitions nor any person acting in concert with Trinity Mirror or Trinity Mirror Acquisitions for the purposes of the Offer held any hotgroup Shares (or rights over such shares) before 22 June 2005, the first day of the Offer Period, nor has any such person acquired or agreed to acquire any such shares (or rights over such shares) since the commencement of the Offer Period.

3. Consideration

Settlement of the consideration to which any Shareholder is entitled will be effected (i) in the case of acceptances received (complete in all respects) on or before 25 October 2005, by 8 November; or (ii) in the case of acceptances received (complete in all respects) after 8 November 2005 but while the Offer remains open, within 14 days of such receipt.

4. Compulsory Acquisition and cancellation of listing

Application will be made to the London Stock Exchange for the cancellation of the admission to trading of hotgroup Shares on AIM. It is expected that such cancellation will take effect from 22 November 2005, being 20 business days following the date of this announcement.

In addition, Trinity Mirror Acquisitions intends in due course to implement the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding hotgroup Shares to which the Offer relates.

hotgroup Shareholders who have not yet accepted the Offer and who hold hotgroup Shares in certificated form are urged to complete, sign and return the Form of Acceptance as soon as possible to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R. If you hold your hotgroup Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE instructions as soon as possible.

Terms defined in the offer document dated 13 September2005 (the "Offer Document") shall, unless the context requires otherwise, have the same meanings in this announcement.

ENQUIRIES

Trinity Mirror Sly Bailey +44 (0) 20 7293 3000 Vijay Vaghela +44 (0) 20 7293 3000

UBS Investment Bank (financial adviser to Trinity Mirror) Adam Joy +44 (0) 20 7567 8000 Jonathan Evans +44 (0) 20 7567 8000

UBS Investment Bank is acting exclusively for Trinity Mirror and for no one else in relation to the Offer and will not be responsible to anyone other than Trinity Mirror for providing the protections afforded to clients of UBS Investment Bank or for giving advice in relation to the Offer or any other matter referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Offer is not being made, and will not be made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce or by any facilities of a national securities exchange of, the United States of America, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from the United States of America, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in, into or from the United States of America, Canada, Australia or Japan.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Offer is made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document (both dated and despatched on 13 September 2005), which contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051025e1ap003jt

Takeover Panel - Disclosure Table

787 words

26 October 2005

08:01

Regulatory News Service

English

(c) 2005

RNS Number:1710T Takeover Panel 26 October 2005

TAKEOVER PANEL DISCLOSURE TABLE

Enquiries on contents of list to:

Lee Mann or Craig Andrews: Telephone Number: 020 7638 0129

Dealings should be disclosed to a Regulatory Information Service. A copy should also be faxed or emailed to the Panel's Market Surveillance Unit on 020 7236 7013 or monitoring@disclosure.org.uk

Regulatory Information Services:

```
 Business Wire Regulatory Disclosure           020 7626 1982
Hugin Announce                                 0870 730 0046
News Release Express                           020 7562 6550
PR Newswire Disclosure                         020 7490 8111
RNS                                            020 7797 4400
Romeike                                        0870 736 0010
    • = Disclosure of dealings in the securities of this company is NOT required
        under Rule 8.1, Rule 8.2, Rule 8.3 or Rule 38.5.
```

The following are today's amendments to the Disclosure Table:

ADDITIONS

OFFEREE: Deltron Electronics Plc OFFEROR: Abacus Group Plc

OFFEREE: Dartmoor Investment Trust Plc OFFEROR: Mrs Marion Stainer Phillips*

OFFEREE: Egg Plc OFFEROR: Prudential Plc

DELETIONS

OFFEROR: Gnome Acquisitions Limited* (potential offeror for Wyevale Garden Centres Plc)

OFFEREE: Hotgroup Plc (The) OFFEROR: Trinity Mirror Plc *

DISCLOSURE TABLE

OFFEREE: Aegis Group Plc OFFEROR: WPP Group Plc & Private Equity Partner*

OFFEREE: Alliance Unichem Plc OFFEROR: Boots Group Plc

OFFEREE: Aston Villa Plc OFFEROR:

OFFEREE: Basepoint Plc OFFEROR: ACG Rented Properties Plc*

OFFEREE: BPB Plc OFFEROR: Saint-Gobain Aldwych Limited (a wholly owned subsidiary of Compagnie de Saint-Gobain S.A.)*

OFFEREE: Collins Stewart Tullett Plc OFFEROR:

OFFEREE: Dartmoor Investment Trust Plc OFFEROR: Mrs Marion Stainer Phillips*

OFFEREE: Deltron Electronics Plc OFFEROR: Abacus Group Plc

OFFEREE: Easynet Group Plc OFFEROR: Sky Broadband Services Limited (a wholly-owned subsidiary of British Sky Broadcasting Group Plc)*

OFFEREE: Egg Plc OFFEROR: Prudential Plc

OFFEREE: Exel Plc OFFEROR: Deutsche Post AG

OFFEREE: Faupel Plc OFFEROR: Max Money Resources Limited*

OFFEREE: Fayrewood Plc OFFEROR:

OFFEREE: Fitness First Limited OFFEROR: Moray Limited (an entity which will be ultimately beneficially owned by BC European Capital Funds)

OFFEREE: Hawtin Plc OFFEROR: Panther Securities Plc

OFFEREE: Heart Of Midlothian Plc OFFEROR: Heart of Midlothian 2005 Limited (a company formed at the direction of UAB Ukio Banko Investicine Grupe)*

OFFEREE: Intelligent Energy Holdings Plc OFFEROR: Clerkenwell Ventures Plc

OFFEREE: Inventive Leisure Plc OFFEROR:

OFFEREE: Legend Communications Plc OFFEROR:

OFFEREE: LFR Plc OFFEROR: Premium Casual Dining Limited*

OFFEREE: Linton Park Plc OFFEROR: Camellia Plc

OFFEREE: Lloyds British Testing Plc OFFEROR: Management team*

OFFEREE: London Stock Exchange Plc OFFEROR: The Macquarie Group and its specialist listed and unlisted funds*

OFFEREE: Luxury Family Hotels Plc OFFEROR: Von Essen Hotels 4 Limited*

OFFEREE: Luxury Family Hotels Five Plc OFFEROR: Von Essen Hotels Limited

OFFEREE: Monsoon Plc OFFEROR: Peter Simon, Chairman and his family interests

OFFEREE: Murray VCT Plc OFFEROR: Murray VCT 2 Plc OFFEROR: Murray VCT 3 Plc

OFFEREE: Murray VCT 2 Plc OFFEROR: Murray VCT Plc OFFEROR: Murray VCT 3 Plc

OFFEREE: Murray VCT 3 Plc OFFEROR: Murray VCT Plc OFFEROR: Murray VCT 2 PLC

OFFEREE: Music Copyright Solutions Plc OFFEROR:

OFFEREE: NMT Group Plc OFFEROR: Zi Medical Plc

OFFEREE: Orbis Plc OFFEROR:

OFFEREE: Ottakar's Plc OFFEROR: HMV Group Plc*

OFFEREE: Paladin Resources Plc OFFEROR: Talisman Energy Resources Limited (a wholly owned subsidiary of Talisman Energy Inc)*

OFFEREE: Park Group Plc OFFEROR: MBO

OFFEREE: Parkdean Holidays Plc OFFEROR:

OFFEREE: Partridge Fine Arts Plc OFFEROR:

OFFEREE: PD Ports Plc OFFEROR:

OFFEREE: Peacock Group Plc (The) OFFEROR The Executive Directors of Peacocks comprising Richard Kirk, Keith Bryant and Neil Burns *

OFFEREE: Raft International Plc OFFEROR:

OFFEREE: Real Affinity Plc OFFEROR: Langbar International Limited

OFFEREE: Rensburg VCT Plc OFFEROR: Rensburg Aim VCT Plc

OFFEREE: Rensburg Aim VCT Plc OFFEROR: Rensburg VCT Plc

OFFEREE: SCi Entertainment Group Plc OFFEROR:

OFFEREE: Scottish Power Plc OFFEROR: E.ON AG *

OFFEREE: Singer & Friedlander AIM VCT Plc OFFEROR: Singer & Friedlander AIM 3 VCT PLC

OFFEREE: Singer & Friedlander AIM 2 VCT PLC OFFEROR: Singer & Friedlander AIM 3 VCT PLC

```
 OFFEREE:              Somerfield Plc
OFFEROR:               Violet Acquisitions Limited (a company backed by the
Management Team, PIA
                       Investments No.1 Ltd (a wholly owned sub of Barclays Bank
Plc), Tazamia Ltd
                       and Brigetta Investments Ltd (companies controlled by the
Tchenguiz Family
                       Trust), funds advised by Apax Partners and Kaupthing
Bank)*
OFFEREE:               Superscape Group Plc
OFFEROR
OFFEREE:               Sygen International Plc
OFFEROR:
OFFEREE                Teesland Plc
OFFEROR:
```

```
OFFEREE:              Television Corporation Plc (The)
OFFEROR:              Tinopolis Plc
OFFEREE:              Thorntons Plc
OFFEROR;              Christopher Burnett, Executive Chairman of Thorntons*
OFFEREE:              UK Coal Plc
OFFEROR:              Alchemy Partners LLP, Morston Assets Ltd & the Buccleuch
Group*
OFFEREE:              United Clearing Plc
OFFEROR:
OFFEREE:              West Ham United Plc
OFFEROR:              Kia Joorabchian and his consortium
OFFEREE:              WILink Plc
OFFEROR:
OFFEREE:              Wyevale Garden Centres Plc
OFFEROR:
OFFEREE:              Zotefoams Plc
OFFEROR:
```

This information is provided by RNS

The company news service from the London Stock Exchange

Document RNS00000020051026e1aq000bk

EXHIBIT C-(b) 207

Trinity Mirror PLC - Director/PDMR Shareholding

112 words
26 October 2005
12:39
Regulatory News Service
English
(c) 2005

RNS Number:1934T Trinity Mirror PLC 26 October 2005

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 315 10p Ordinary shares in the Company at the price of £5.84p each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 5,842 shares in the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051026e1aq001pm

EXHIBIT C-(b) 208

Trinity Mirror PLC - Transaction in Own Shares

162 words
31 October 2005
14:31
Regulatory News Service
English
(c) 2005

RNS Number:3948T Trinity Mirror PLC 31 October 2005

RNS Announcement

Update on share buy-back programme

As part of its three-year share buy-back programme, Trinity Mirror has this year acquired 8.2 million shares for a total consideration of £52.7 million. In light of the cash now spent on acquiring shares and expenditure on acquisitions so far this year, the Company does not intend to acquire any further shares for the remainder of the year.

A further update on the share buy-back programme will be provided with the 2005 Preliminary Results on 2 March 2006.

The Board expects a satisfactory outcome for the year. A pre-close trading update will be provided on 15th December.

Further enquiries:

Trinity Mirror plc Nick Fullagar 020 7293 3622 Director of Corporate Communications

Finsbury James Leviton 020 7251 3801

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS00000020051031e1av002gy

EXHIBIT C-(b) 209

Trinity Mirror PLC - Holding(s) in Company

65 words
14 November 2005
15:25
Regulatory News Service
English
(c) 2005

RNS Number:1010U Trinity Mirror PLC 14 November 2005

The Company has today received notification from Harris Associates L.P. that they have a notifiable interest in 9,081,300 Trinity Mirror plc Ordinary Shares, representing 3.125% of the issued share capital.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051114e1be002mo

EXHIBIT C-(b) 210

Trinity Mirror PLC - Additional Listing

118 words
17 November 2005
14:42
Regulatory News Service
English
(c) 2005

RNS Number:3044U Trinity Mirror PLC 17 November 2005

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 6,500,000 Ordinary shares of 10p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 3,500,000 shares to be issued under the Executive Share Option Scheme and 3,000,000 shares to be issued under the SAYE Share Option Scheme.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051117e1bh002eh

EXHIBIT C-(b) 211

Trinity Mirror PLC - Director/PDMR Shareholding

112 words
23 November 2005
14:46
Regulatory News Service
English
(c) 2005

RNS Number:5734U Trinity Mirror PLC 23 November 2005

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 330 10p Ordinary shares in the Company at the price of £5.925p each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 6,172 shares in the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS00000020051123e1bn002bh

EXHIBIT C-(b) 212

Trinity Mirror PLC - Acquisition of Paldonsay Ltd

122 words
28 November 2005
12:00
Regulatory News Service
English
(c) 2005

RNS Number:7561U Trinity Mirror PLC 28 November 2005

ACQUISITION OF PALDONSAY LTD

Trinity Mirror plc announces today the acquisition of Paldonsay Ltd, the parent company of High Street Direct Ltd, owner of SecsintheCity.com, a leading internet recruitment site for secretarial and administrative jobs.

Trinity Mirror acquired Paldonsay for an initial consideration of £3.3 million and a deferred consideration based on future revenues capped to a maximum of £200,000, all of which will be satisfied in cash.

Further enquiries:

Trinity Mirror plc Nick Fullagar 020 7293 3622 Director of Corporate Communications

Finsbury James Leviton 020 7251 3801

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051128e1bs001mf

EXHIBIT C-(b) 213

Trinity Mirror PLC - Holding(s) in Company

72 words
29 November 2005
15:46
Regulatory News Service
English
(c) 2005

RNS Number:8525U Trinity Mirror PLC 29 November 2005

The Company has today received notification from Harris Associates L.P. that they have a notifiable interest in 11,893,499 Trinity Mirror plc Ordinary Shares (previously 9,081,300), representing 4.09% of the issued share capital (previously 3.125%).

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020051129e1bt002s3

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(b)

Exhibit C (b)

List of RIS notifications issued by Trinity Mirror plc since 1st January 2003 pursuant to the Disclosure Rules and Listing Rules



Exhibit C(b), volume 1: 1 - 45

Exhibit C(b), volume 2: 46 - 98

Exhibit C(b), volume 3: 99 - 157

Exhibit C(b), volume 4: 158 - 213

	Date filed	Information
1	02 Jan 2003	Holding by Standard Life Investments Ltd
2	10 Jan 2003	Holding by Royal Bank Of Canada
3	10 Jan 2003	Board Changes
4	17 Jan 2003	Holding by Royal Bank Of Canada
5	20 Jan 2003	Holding by Substantial Shareholders
6	24 Jan 2003	Holding by Legal And General Investment Management Ltd
7	24 Jan 2003	Holding by Legal And General Investment Management Ltd
8	10 Feb 2003	Holding by Substantial Shareholders
9	21 Feb 2003	Holding by Substantial Shareholders
10	27 Feb 2003	Year End Results to 29/12/2002
11	27 Feb 2003	Holding by Substantial Shareholders
12	28 Feb 2003	Directors Shareholding
13	21 Mar 2003	Director Shareholding
14	10 Apr 2003	Board Change
15	10 Apr 2003	Board Change Amendment

	Date filed	Information
16	14 Apr 2003	Board Change
17	08 May 2003	AGM Statement
18	09 May 2003	Director Shareholding
19	14 May 2003	Holding by Substantial Shareholders
20	12 Jun 2003	Holding by Substantial Shareholders
21	23 Jun 2003	Holding by Substantial Shareholders
22	26 Jun 2003	Trading Statement
23	04 Jul 2003	Holding by Substantial Shareholders
24	31 Jul 2003	Interim Results to 29/06/2003
25	31 Jul 2003	Disposal Plan for Division
26	01 Aug 2003	Director Shareholding
27	07 Aug 2003	Director Shareholding
28	19 Aug 2003	Application for Additional Listing
29	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
30	22 Aug 2003	Holding by Standard Life Investments
31	04 Nov 2003	Holding by Substantial Shareholders
32	07 Nov 2003	Holding by Substantial Shareholders Amendment
33	18 Nov 2003	Blocklisting Review
34	18 Nov 2003	Blocklisting Review

	Date filed	Information
35	19 Nov 2003	Blocklisting Review Amendment
36	27 Nov 2003	Holding by Standard Life Assurance Company
37	01 Dec 2003	Disposal of Irish Titles to 3i Holdings Plc
38	02 Dec 2003	Blocklisting Review
39	02 Dec 2003	Blocklisting Review
40	02 Dec 2003	Blocklisting Review
41	09 Dec 2003	Blocklisting Review
42	09 Dec 2003	Blocklisting Review
43	09 Dec 2003	Blocklisting Review
44	11 Dec 2003	Trading Statement
45	11 Dec 2003	Director Shareholding
46	17 Dec 2003	Director Shareholding
47	28 Dec 2003	Report and Accounts 2003 (For a copy, please see Exhibit C (a) - 124)
48	16 Jan 2004	Completion of disposal of Irish titles to 3i for £46.3m
49	28 Jan 2004	Application for additional listing
50	29 Jan 2004	Holding by substantial shareholders
51	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
52	20 Feb 2004	Holding by Standard Life Assurance Company

	Date filed	Information
53	24 Feb 2004	Board changes
54	26 Feb 2004	Year end results to 28/12/2003
55	10 Mar 2004	Board changes
56	10 Mar 2004	Holding by substantial shareholders
57	10 Mar 2004	Director shareholding
58	15 Mar 2004	Director shareholding
59	22 Mar 2004	Holding by Standard Life Assurance Company
60	16 Apr 2004	Holding by Barclays plc
61	06 May 2004	AGM statement
62	14 May 2004	Holding by Trinity Mirror plc
63	17 May 2004	Statement regarding the Daily Mirror
64	24 May 2004	Holding by Barclays plc
65	27 May 2004	Holding by Barclays plc
66	04 Jun 2004	Director shareholding
67	08 Jun 2004	Holding by Barclays plc
68	10 Jun 2004	Holding by substantial shareholders
69	11 Jun 2004	Director shareholding
70	18 Jun 2004	Board changes
71	18 Jun 2004	Holdings by Capital Group Companies Incorporated

	Date filed	Information
72	24 Jun 2004	Trading statement
73	28 Jun 2004	Holding by substantial shareholders
74	21 Jul 2004	Board changes
75	23 Jul 2004	Blocklisting review
76	27 Jul 2004	Blocklisting review
77	27 Jul 2004	Blocklisting review
78	29 Jul 2004	Interim results to 27/06/2004
79	29 Jul 2004	Interim results to 27/06/2004 amendment
80	30 Jul 2004	Director shareholding
81	03 Aug 2004	Eckoh Technologies plc: New contract win
82	11 Aug 2004	Holding by Barclays plc
83	26 Aug 2004	Director shareholding
84	27 Sep 2004	Director shareholding
85	27 Sep 2004	Holding by Morley Fund Management Ltd
86	22 Oct 2004	Holding by Standard Life Group
87	25 Oct 2004	Director shareholding
88	28 Oct 2004	Holding by Capital Group Companies
89	04 Nov 2004	Holding by substantial shareholders
90	08 Nov 2004	Board changes

	Date filed	Information
91	09 Nov 2004	Holding by Aviva plc
92	10 Nov 2004	Holding by Tweedy Browne Company LLC
93	17 Nov 2004	15 year print deal with Guardian Media Group plc
94	26 Nov 2004	Director shareholding
95	29Nov 2004	Director shareholding
96	30 Nov 2004	Appointment of joint corporate brokers
97	09 Dec 2004	Trading statement
98	17 Dec 2004	Director shareholding
99	02 Jan 2005	Report and Accounts 2004 (For a copy, please see Exhibit C (a) - 213)
100	14 Jan 2005	Holding by substantial shareholders
101	14 Jan 2005	Holding by Capital Group Companies Incorporated
102	19 Jan 2005	Holding by Morley Fund Management Ltd
103	25 Jan 2005	Director shareholding
104	08 Feb 2005	Holding by substantial shareholders
105	23 Feb 2005	Director shareholding
106	28 Feb 2005	Board change
107	03 Mar 2005	Year end results to 02/01/2005
108	14 Mar 2005	Purchase of own shares for cancellation

	Date filed	Information
109	15 Mar 2005	Holding by Barclays plc
110	15 Mar 2005	Purchase of own shares for cancellation
111	18 Mar 2005	Holding by substantial shareholders
112	18 Mar 2005	Holding by Capital Group Companies Incorporated
113	21 Mar 2005	Purchase of own shares for cancellation
114	22 Mar 2005	Purchase of own shares for cancellation
115	23 Mar 2005	Purchase of own shares for cancellation
116	23 Mar 2005	Purchase of own shares for cancellation amendment
117	24 Mar 2005	Holding by Barclays plc
118	24 Mar 2005	Director shareholding
119	05 Apr 2005	Holding by Morley Fund Management Ltd
120	08 Apr 2005	Holding by Capital Group Companies Incorporated
121	11 Apr 2005	Director shareholding
122	11 Apr 2005	Purchase of own shares for cancellation
123	12 Apr 2005	Purchase of own shares for cancellation
124	13 Apr 2005	Purchase of own shares for cancellation
125	15 Apr 2005	Purchase of own shares for cancellation
126	18 Apr 2005	Purchase of own shares for cancellation
127	19 Apr 2005	Purchase of own shares for cancellation

	Date filed	Information
128	20 Apr 2005	Purchase of own shares for cancellation
129	21 Apr 2005	Purchase of own shares for cancellation
130	22 Apr 2005	Purchase of own shares for cancellation
131	26 Apr 2005	Holding by substantial shareholders
132	03 May 2005	Holding by substantial shareholders
133	05 May 2005	AGM statement
134	06 May 2005	Purchase of own shares for cancellation
135	10 May 2005	Purchase of own shares for cancellation
136	11 May 2005	Purchase of own shares
137	12 May 2005	Director shareholding
138	13 May 2005	Purchase of own shares for cancellation
139	19 May 2005	Purchase of own shares for cancellation
140	23 May 2005	Purchase of own shares for cancellation
141	26 May 2005	Director shareholding
142	31 May 2005	Purchase of own shares for cancellation
143	01 Jun 2005	Purchase of own shares for cancellation
144	07 Jun 2005	Purchase of own shares for cancellation
145	08 Jun 2005	Purchase of own shares for cancellation

	Date filed	Information
146	09 Jun 2005	Purchase of own shares for cancellation
147	16 Jun 2005	Purchase of own shares for cancellation
148	20 Jun 2005	Update on IFRS
149	20 Jun 2005	Purchase of own shares for cancellation
150	21 Jun 2005	Purchase of own shares for cancellation
151	22 Jun 2005	Purchase of own shares for cancellation
152	24 Jun 2005	Director shareholding
153	30 Jun 2005	Trading statement
154	08 Jul 2005	Holding by Aviva plc
155	19 Jul 2005	Acquisition of Smart Media Services Ltd
156	22 Jul 2005	Holding by Capital Group Companies Incorporated
157	25 Jul 2005	Director shareholding
158	28 Jul 2005	Interim results to 03/07/2005
159	03 Aug 2005	Purchase of own shares for cancellation
160	04 Aug 2005	Purchase of own shares for cancellation
161	05 Aug 2005	Purchase of own shares for cancellation
162	08 Aug 2005	Purchase of own shares for cancellation
163	09 Aug 2005	Purchase of own shares for cancellation
164	10 Aug 2005	Purchase of own shares for cancellation

	Date filed	Information
165	11 Aug 2005	Purchase of own shares for cancellation
166	12 Aug 2005	Purchase of own shares for cancellation
167	15 Aug 2005	PDMR shareholding
168	15 Aug 2005	Purchase of own shares for cancellation
169	16 Aug 2005	Acquisition of Financial Jobs Online Ltd
170	17 Aug 2005	Purchase of own shares for cancellation
171	18 Aug 2005	Purchase of own shares for cancellation
172	19 Aug 2005	Purchase of own shares for cancellation
173	26 Aug 2005	Director shareholding
174	01 Sep 2005	Recommended cash offer for The hotgroup plc
175	01 Sep 2005	Trinity Mirror to acquire hotgroup plc
176	07 Sep 2005	Holding by Capital Group Companies Incorporated
177	08 Sep 2005	Purchase of own shares for cancellation
178	09 Sep 2005	Purchase of own shares for cancellation
179	12 Sep 2005	Purchase of own shares for cancellation
180	13 Sep 2005	Purchase of own shares for cancellation
181	14 Sep 2005	Posting of offer document
182	14 Sep 2005	Purchase of own shares for cancellation
183	15 Sep 2005	Purchase of own shares for cancellation

	Date filed	Information
184	16 Sep 2005	Purchase of own shares for cancellation
185	19 Sep 2005	Agreement with Trinity Mirror
186	19 Sep 2005	Purchase of own shares for cancellation
187	21 Sep 2005	Purchase of own shares for cancellation
188	21 Sep 2005	Purchase of own shares for cancellation
189	22 Sep 2005	Purchase of own shares for cancellation
190	23 Sep 2005	Director shareholding
191	23 Sep 2005	Purchase of own shares for cancellation
192	26 Sep 2005	Purchase of own shares for cancellation
193	27 Sep 2005	Holding by Legal & General Group plc
194	27 Sep 2005	Purchase of own shares for cancellation
195	29 Sep 2005	Purchase of own shares for cancellation
196	30 Sep 2005	Recommended cash offer for The hotgroup plc
197	3 Oct 2005	Purchase of own shares for cancellation
198	4 Oct 2005	Holding by Capital Group Company, Inc.
199	4 Oct 2005	Purchase of own shares for cancellation
200	4 Oct 2005	Recommended cash offer for The hotgroup plc
201	5 Oct 2005	Purchase of own shares for cancellation
202	12 Oct 2005	Purchase of own shares for cancellation
203	13 Oct 2005	Purchase of own shares for cancellation
204	17 Oct 2005	Purchase of own shares for cancellation

	Date filed	Information
205	19 Oct 2005	Recommended cash offer for The hotgroup plc
206	25 Oct 2005	Recommended cash offer for The hotgroup plc
207	26 Oct 2005	Director shareholding
208	31 Oct 2005	Purchase of own shares
209	14 Nov 2005	Holding by Harris Associates L.P.
210	17 Nov 2005	Application for additional listing
211	23 Nov 2005	Director shareholding
212	28 Nov 2005	Acquisition of Paldonsay Ltd
213	29 Nov 2005	Holding by Harris Associates L.P.

EXHIBIT C-(b) 99

EXHIBIT C-(b) 100

 **London STOCK EXCHANGE**

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

 RNS Statement   RNS Alert   RNS Insight

Review Announcement

①——**②**——**③**——④
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.



Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   *AVS No: 240271*

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 29,875,938 (previously 30,017,958) Trinity Mirror plc Ordinary Shares, representing 9.739% (previously 10.125%) of the issued share capital.

---

previous    cancel ⊗   confirm ⊙

EXHIBIT C-(b) 101

 

Help | London Stock Exchange Home

Review Announcement

1 — 2 — 3 — 4
details   text   review   subm

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provic you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.



Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

AvS No: 400157

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, have non-beneficial interests in 20,520,317 (previously 23,390,725) Trinity Mirr plc Ordinary Shares, representing 6.92% (previously 7.917%) of the issued share capital.

EXHIBIT C-(b) 102



RNS | The company news service from
the London Stock Exchange

Last Refreshed At
14:51 Wed, Jan 19 2005
UK Time

Help | London Stock Exchange Home

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. **If you are satisfied with the** announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

• XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Malley
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

NS : 717375

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, that they are interested in 15,161,017 (previously 12,536,839) Trinity Mirror plc Ordinary Shares, representing 5.113% (previously 4.22%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 103



London STOCK EXCHANGE

RNS The company news service from the London Stock Exchange

Last Refreshe
14:50 Tue, Jan 25 2
UK T

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

① details ② text ③ review ④ submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

AVS: 310266

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 270 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 3,143 shares in the Company.

previous ⊙   cancel ⊗   confirm ⊙

EXHIBIT C-(b) 104



Review Announcement

1 —— 2 —— 3 —— (4)
details   text   review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   ANS: 679955



The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, have non-beneficial interests in 17,650,322 (previously 20,520,317) Trinity Mirr plc Ordinary Shares, representing 5.949% (previously 6.92%) of the issued share capital.

EXHIBIT C-(b) 105

 

RNS | The company news service from
the London Stock Exchange

Last Refreshe
10:54 Wed, Feb 23 2
UK T

Help | London Stock Exchange Home



Review Announcement

1 — 2 — 3 — 4
details text review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 020465

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 285 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 3,428 shares in the Company.

previous    cancel   confirm

23/02/2005

EXHIBIT C-(b) 106

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Directorate Change
Released	07:00 28-Feb-05
Number	0816J

RNS Number:0816J
Trinity Mirror PLC
28 February 2005

28th February 2005

Trinity Mirror: Appointment of Director

Trinity Mirror is pleased to announce that Gary Hoffman will join the Board as a non-executive director on 3rd March 2005.

Gary, 44, is Chief Executive of Barclaycard and a Director of Barclays.

Trinity Mirror also announces that two non-executive directors, David Marlow and Penny Hughes, have announced their intention to retire from the Board at the conclusion of the company's Annual General Meeting on 5th May 2005.

Sir Victor Blank, Chairman, commented:

"We are delighted that Gary is joining the Trinity Mirror Board. He has a passion for business and is very customer focused. He will bring some highly relevant experience and wisdom.

"I would like to pay special thanks to David Marlow and Penny Hughes.

"David has given immense service to the Board over more than 12 years and in particular as a spectacular Chairman of our Audit Committee. His enquiring mind and breadth of experience will be missed by us all.

"Likewise Penny Hughes, who is retiring after nine years with Mirror Group and the company, has also given enormous energy and guidance to the Group, particularly in her role as Chairman of the Remuneration Committee."

No further details required under chapter 6F2(b)-(g) of the FSA Listing Rules remain to be disclosed.

Enquiries:

Trinity Mirror
Nick Fullagar, Director of Corporate Communications   Tel: 020 7293 3622

Finsbury Group
James Leviton   Tel: 020 7251 3801

Notes to Editors

Barclaycard is Europe's leading credit card operation with more than 11 million customers and generating profits of some £800 million.

Gary was appointed to Barclays Main Board in January 2004.

He joined Barclays in 1982 and held various positions until he was appointed Managing Director, Marketing and Distribution in 1998. He was appointed Chief Executive of Barclaycard in 2001.

Under his leadership Barclaycard has diversified its earnings and now operates under a large number of different brands providing credit cards and loans. He has also driven its international expansion through a series of acquisitions including the £160 million acquisition of US credit card issuer Juniper Financial Corporation from CIBC bank last year and the recent joint venture announcement with Swedbank in Sweden.

Before joining Barclaycard, Gary was responsible for the launch of internet banking as well as setting up Barclaycall, the telephone banking service.

He is a member of the International and European Board of Visa and is Chair of the Visa Europe Remuneration Committee.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 107

RECEIVED

[🞄 Free annual report] 📈 🖨

2005 DEC -7 P 2 53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Final Results
Released	07:00 03-Mar-05
Number	2806J

RNS Number:2806J
Trinity Mirror PLC
03 March 2005

Trinity Mirror plc
2004 Preliminary Results
for 53 weeks ended 2 January 2005

3 March 2005

Trinity Mirror plc announces the Group's Preliminary Results for the 53 weeks
ended 2 January 2005.

Operational highlights

- "Stabilise Revitalise Grow" strategy delivering ahead of expectations
- Robust revenue and profit performance Revenues(1) up 5.8% with operating
  profit(1,2) up 20.9%. Excluding the benefit of an additional week's
  trading, revenues(1) are up 4.5% and operating profit(1,2) is up 16.6%
- Continued improvement in Group margin(1,2) Increased from 19.4% to
  22.2%. Excluding the additional week's trading margin(1,2) improved to
  21.7%
- Incremental cost savings of £23.0 million Delivered net annualised
  savings of £28 million in 2004 and on target for at least £35 million net
  annualised savings for 2005
- Continued strength of cash flow contributing to £154.7 million fall in
  net debt to £450.4 million
- Final dividend increased by 11.7% Annual dividend increased by 10.4% to
  20.2 pence per share
- Intention to return up to £250 million capital to shareholders through a
  three-year share buy-back programme commencing in 2005

Financial highlights

	Like-for-like(1,2) (pre exceptional items)				Actual	
	2004 53 weeks £m	2004 52 weeks £m	2003 52 weeks £m	% Change 2004 53 weeks	% Change 2004 52 weeks	
Turnover	1,141.7	1,127.5	1,078.9	5.8%	4.5%	1,
Operating profit	253.1	244.2	209.4	20.9%	16.6%	
Profit before tax	216.8	208.5	172.5	25.7%	20.9%	
Earnings per share	50.9p	49.0p	41.1p	23.8%	19.2%	
Dividend per						

share

Net debt

Footnotes

(1)   Turnover and operating profit adjusted to exclude the results of Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 53 weeks ended 2 January 2005 these businesses achieved turnover of £nil million (2003: £16.2 million) and operating profit of £nil million (2003: £3.1million). Further narrative on the statutory financial information is provided in the financial summary on pages 11 and 12.

(2)   Group operating exceptional items of £12.2 million (2003: £112.0 million) include a £nil million (2003: £100.0 million) impairment charge against the carrying value of the publishing rights and titles of our Regional titles in the South. Total exceptional items before tax of £9.7 million (2003: £111.9 million), and after tax of £6.0 million (2003: £106.7 million), also include the net profit on the disposal of subsidiary undertakings and properties. Further narrative on the statutory financial information is provided in the financial summary on pages 11 and 12.

Sir Victor Blank, Chairman of Trinity Mirror plc, commented:

"We are in good shape both operationally and financially. The management team is focused on growth, both organically from within our existing businesses, and by reviewing the opportunities for acquisition. We have both the talent and resources to achieve this and in returning capital to shareholders, we will not be inhibiting our plans for growth"

Sly Bailey, Chief Executive of Trinity Mirror plc, commented:

"The results represent the effect of the first full year of our performance based strategy Stabilise Revitalise Grow. They are also a testament to the highly motivated and talented people who make up Trinity Mirror and have refocused and reprioritised their efforts. This is absolutely a team effort and together we have delivered all of the financial targets we promised."

Enquiries:

Trinity Mirror plc   020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

Chief Executive's Statement

The 2004 results have benefited from the first full year of our performance-based strategy 'Stabilise Revitalise Grow'. The Group has delivered significantly improved results with a 5.8% increase in turnover* from £1,078.9 million to £1,141.7 million, and a 20.9% improvement in operating profit* from £209.4 million to £253.1 million. Group operating margins* increased by 2.8% from 19.4% to 22.2%. Excluding the impact of the additional week's trading in 2004, turnover* increased by 4.5% to £1,127.5 million, operating profits* increased by 16.6% to £244.2 million and operating margins* increased by 2.3% to 21.7%.

Furthermore, we achieved all of our stated financial targets as follows:

- Incremental net cost savings of £23 million representing annualised savings of £28 million in 2004. The Group is on track to deliver a minimum of £7 million incremental net cost savings in 2005, contributing to net annualised cost savings of at least £35 million in 2005
- The final dividend has been increased by 11.7% which coupled with the increased interim dividend of 7.3% represents an increase in the total dividend of 10.4%
- Net debt reduced by £154.7 million to £450.4 million
- Operating margins* for the Regionals division further improved by 4.2% to 27.9%. Excluding the additional week's trading, operating margins* have increased by 3.9% to 27.6%
- Digital media activities achieved a profit of £0.7 million, an improvement of £4.5 million from a loss of £3.8 million in 2003

While the Group surpassed all of its financial targets, the six-monthly market share performance of the Daily Mirror was disappointing. Although market share stabilised at around 19.5% by the end of the year, it fell by 0.8% during 2004. This was principally as a result of an estimated 3% loss of circulation following the publication in May of the fake Iraq prisoners abuse pictures.

In the highly competitive Sunday tabloid market, which is driven by substantial promotional activity, the Sunday Mirror improved its six-monthly average market share from 15.6% to 15.9% while The People lost 0.7% market share from 10.5% to 9.8%.
Looking forward, the maintenance of market share for the Group's National titles will remain a key focus. However, the emphasis will be on building profitability and enhancing shareholder value rather than maintaining market share at any cost in a marketplace characterised by significant price cutting and marketing activity.

Building a platform for growth

2004 was a year of substantial change and progress for the Group as we continued to strengthen our financial position while building a robust platform for growth. The key areas of progress during the year were as follows:

- Strengthened management and operational structures within the core business. In the Regionals division a new Managing Director has been appointed who will manage the division through a newly created Regionals Executive Board. The Executive Board consists of senior management drawn from within the division and the centre. A new senior post of Newspaper Sales Director has been created in the Regionals division to focus on driving and improving circulation performance. The Nationals division (UK and Scottish) is now managed by a single Managing Director with responsibility for all aspects of the division's operations.

- An increased focus on driving top-line revenues, both in the core business and from developing new activities. Examples can be seen across the Group and include the creation of new standard advertising platforms for the Regional titles, significant growth in digital revenues, increased revenues from the Metro titles, and the launch of The One Directory in Scotland. The Nationals division achieved growth in advertising revenues for the first time since 2000.

- Establishment of a Group-wide Advertising Board to assist in the drive for higher performance and best practice across the advertising function, to co-ordinate sales activity with key clients and to oversee the installation of a common Group-wide Advertising system. The introduction of more efficient processes, the development of specialist sector knowledge and cross-selling between our Regional and National titles have already begun to drive incremental revenues.

- Circulation revenue benefits seen from the 'little and often' cover pricing policy implemented across the Group.

- Creation of an efficient Manufacturing network. The number of print sites across the Group has been reduced from 12 to 9 contributing to better operational efficiencies and significantly reducing capital requirements. This network of printing assets has enabled the Group to drive new printing revenues and to secure a new 15-year contract with Guardian Media Group to print their regional titles in the North of England. The same contract also halved the £45 million capital expenditure requirement for four new full-colour presses in Oldham. The Group has also saved a further £30 million of future capital expenditure through the closure of two plants in Huddersfield and Chester. The newspapers previously printed at these sites are now using print facilities in Oldham, Liverpool, Birmingham and Scotland and have benefited from a switch to a tabloid format with increased colour, making them more attractive to readers and advertisers alike.

- A drive for greater efficiencies in the supply chain, covering all newstrade activities from distribution and trade marketing through to retail and home delivery. Progress to date has included the re-negotiation of long-term contracts with wholesale partners, for the first time across the entire Group. Presently the Group is evaluating the potential benefits of moving some of its internal regional distribution network to its external wholesale partners.

- Increased operational efficiencies through completion of the centralisation of our Finance, Human Resources and IT functions. This has the dual benefit of allowing local management to focus on driving publishing initiatives in their markets while being supported by improved Group management of these functions.

- A continued focus on cost management which is now embedded in the corporate culture of the Group. This is demonstrated by the higher than targeted cost savings achieved in the year.

In addition to the improvements seen as a result of implementing the Group's performance-based strategy, the business benefited from a general improvement in the advertising market, in particular for the Regionals division. However, the Group faces the industry-wide challenge of improving overall circulation volume performance.

Growth initiatives

As the performance of the business has stabilised and improved, management has focused attention on driving growth initiatives, seeking to grow revenues both from the core business and from new products and revenue streams, building on its competencies, market positions and customer relationships.

Ongoing initiatives to revitalise and grow the business include the following:

- A number of the Group's Regional titles have been relaunched in tabloid format with benefits to both advertising and circulation revenues, including a positive impact on circulation volumes. 2005 will see a continued focus on the management of the portfolio, both through improvements to existing titles and new launches, such as the successful launch of a new free newspaper in Maidenhead in October 2004.

- Our digital activities have been refined and developed across the Group during 2004 and will form a key pillar of the strategy going forwards. In our Regionals division management has focused on becoming a true multi-platform local publishing and advertising business. Performance of digital media activities in the Regionals division has been significantly improved, with strong revenue growth of 60.5% and profits seen for the first time in 2004. The Group's commitment to fish4 is beginning to pay real dividends with the recent NORAS survey rating fish4 as the UK's most popular website for job seekers. The online activities of the Group's Sports

division also continue to show marked improvements with profits* of £0.6 million in 2004, an increase of 100%. New digital launches have included the launch of ScotCareers, a new recruitment website in Scotland, and a public sector recruitment website in Wales.

• Building on our core competencies and strong market positions, the Group is also exploring new activities. Utilising existing infrastructure, The One Directory has been successfully launched in Edinburgh and Glasgow. This unique combination of editorial and classified directory content has secured new revenue and delivered profit in its first year. Building on this success the Group is considering further roll-out of The One Directory in 2005, initially in Scotland.

Our focus on continuing to improve the core businesses while seeking out opportunities in new but related markets is part of our strategy of growing the business. While initiatives to date derive from our existing core businesses, the Group will also consider external opportunities to grow the business. Any opportunities must satisfy our key objective of enhancing shareholder value.

A firm foundation to grow shareholder value

As a direct result of the continually improving profitability of the core business, the Group has exceeded its financial targets. Given the highly cash-generative nature of the Group's businesses coupled with continued confidence in improving performance, the Board believes it appropriate to commence a substantial return of capital to shareholders in order to maintain an efficient yet prudent capital structure. While we will continue to review all opportunities for enhancing returns to shareholders it is our current intention to return up to £250 million through a share buy-back programme over the next three years.

In addition to returning capital to shareholders through a share buy-back programme, the Group is committed to progressively increasing dividends.

The combination of increased dividends and a share buy-back programme represents the most significant return of capital to shareholders in the history of the Group.

Board changes

Penny Hughes and David Marlow, non-executive directors, will retire at the conclusion of the Annual General Meeting on 5 May 2005 and will stand down from the Board.

Gary Hoffman, Chief Executive of Barclaycard, has been appointed as non-executive director with effect from 3 March 2005.

Outlook

The strong results delivered in 2004 and the continuing benefits of our performance-based strategy lead the Board to look forward to another year of progress during 2005.

Review of operations

Regionals division

The turnover* and operating profit* of the Group's Regionals division, incorporating Metros and Digital Media, are as follows:

	53 weeks 2004 £m	52 weeks 2004 £m	52 weeks 2003 £m	Change 53 weeks %	Change 52 weeks %
Turnover*					

Regional newspaper titles	522.1	517.7	494.8	5.5%	4.6%
Metros	11.9	11.9	10.5	13.3%	13.3%
Digital media activities	6.1	6.1	3.8	60.5%	60.5%
Regionals division	540.1	535.7	509.1	6.1%	5.2%
Operating profit*					
Regional newspaper titles	148.6	145.7	124.4	19.5%	17.1%
Metros	1.3	1.3	0.2	550.0%	550.0%
Digital media activities	0.7	0.7	(3.8)	n/a	n/a
Regionals division	150.6	147.7	120.8	24.7%	22.3%
Operating margin*	27.9%	27.6%	23.7%	4.2%	3.9%

The combination of numerous revenue initiatives and the continued tight management of costs has driven robust operating profit* and margin* progression for the Regionals division.

Revenue* increased by 6.1% and operating profit* increased by 24.7%. Excluding the benefit of the additional week's trading, revenues* increased by 5.2% and operating profit* increased by 22.3%. A strong performance for core Regional newspaper titles was supported by significant improvements from Metros and Digital Media activities. The Group's three Metros achieved a £1.1 million improvement in operating profits* to £1.3 million while Digital Media activities achieved a profit* of £0.7 million, representing an improvement of £4.5 million compared to a loss of £3.8 million in 2003.

Operating margin*, a key area of management focus, improved by 4.2% to 27.9%. Excluding the benefit of the additional week's trading, operating margin* improved by 3.9% to 27.6%.

Advertising revenue* for the Regionals division increased by 6.0% from £394.0 million to £417.8 million. This includes advertising revenue* growth of 5.2% for the Regional newspaper titles excluding Metros, 13.5% for Metros and 100.0% for Digital Media activities. Excluding the additional week's trading, advertising revenues* increased by 5.3% with Regional newspaper titles, excluding Metros, achieving growth of 4.5%. The division achieved year-on-year growth for all categories (excluding the additional week's trading) with Display up 3.9%, Recruitment up 6.8%, Property up 12.5%, Motors up 0.3% and other classified categories up 2.8%.

Advertising revenues for the Regional newspaper titles in London and the South East have continued to improve with growth of 4.5% (3.8% excluding the additional week's trading) reflecting 3.7% in the first half and 5.2% (4.0% excluding the additional week's trading) in the second half compared to a decline of 2.5% in 2003.

Metros achieved strong advertising revenue growth of £1.4 million (13.5%) driven by an 11.7% (excluding the additional week's trading) increase in Display and a 43.6% (excluding the additional week's trading) increase in Recruitment.

Digital Media activities delivered a robust performance with total revenues up 60.5% with advertising revenues increasing by 100.0% with all categories achieving strong year-on-year growth.

Circulation revenue* increased by 6.0% from £76.1 million to £80.7 million. Excluding the benefit of the additional week's trading, circulation revenues increased by 4.3% to £79.4 million. The performance reflects the benefit of cover price increases partially offset by circulation volume declines. During the year the Regionals division experienced circulation declines of 5.6% for Evening titles, 3.0% for Morning titles, 2.0% for Weekly titles and 8.7% for

Sunday titles. Improving this circulation performance remains a key area of focus for management. Some improvement in performance was achieved for a number of titles in the second half of the year with the daily Morning titles declining by 2.3% in the second half compared to 3.7% in the first.

Nationals division

The turnover and operating profit* of the Group's Nationals division is as follows:

	53 weeks 2004 £m	52 weeks 2004 £m	52 weeks 2003 £m	Change 53 weeks %	Change 52 weeks %
Turnover					
UK Nationals	407.2	400.1	386.2	5.4%	3.6%
Scottish Nationals	112.5	110.7	106.0	6.1%	4.4%
Nationals division	519.7	510.8	492.2	5.6%	3.8%
Operating profit*					
UK Nationals	70.4	66.3	60.8	15.8%	9.0%
Scottish Nationals	24.7	23.5	25.0	(1.2)%	(6.0)%
Nationals division	95.1	89.8	85.8	10.8%	4.7%
Operating margin*	18.3%	17.6%	17.4%	0.9%	0.2%

The Nationals division has delivered a robust performance in an extremely challenging and competitive marketplace. Revenues were up 5.6% with operating profits* up 10.8%. Excluding the benefit of the additional week's trading, revenues increased by 3.8% and operating profit* increased by 4.7%. A strong performance for the UK Nationals was partially offset by a weaker performance in the Scottish Nationals. The reduced operating profit* in the Scottish Nationals reflects additional investment in product and marketing, a net investment of £0.4 million in ScotCareers, a substantially increased FRS17 pension charge and there being no increase in the cover price for the Monday to Friday editions of the Daily Record until November 2004.

Operating margins* improved slightly by 0.9% from 17.4% to 18.3%. Excluding the benefit of the additional week's trading, operating margins* increased by 0.2% to 17.6% with the UK Nationals improving by 0.9% to 16.6% and the Scottish Nationals falling by 2.4% to 21.2%.

Circulation revenue increased by 6.5% from £261.9 million to £279.0 million, reflecting a 7.4% increase for the UK Nationals and a 3.3% increase for the Scottish Nationals. Excluding the benefit of the additional week's trading, c irculation revenue increased by 4.7% to £274.2 million, reflecting a 5.5% increase for the UK Nationals and a 1.7% increase for the Scottish Nationals. The increase in circulation revenues reflects the benefit of increased cover prices partially offset by reduced circulation volumes.

The Daily Mirror average circulation volume over the 12-month period fell by 6.9% (6.8% fall in 2003). The disappointing performance reflects the impact of reduced volumes following the publication of the fake Iraq prisoner abuse pictures in May. Average circulation volumes were down 5.3% in the first half compared to 8.4% in the second half. Six-monthly market share (excluding sampling) for the Daily Mirror fell by 0.8% from 20.3% to 19.5% during the year. The market share was maintained at 20.3% for the first 5 months but fell following the publication of the fake Iraq abuse pictures in May.

The Sunday Mirror and The People continue to operate in a highly competitive Sunday market driven by marketing and promotional activity. Despite the increased level of competitive activity in the marketplace, the Sunday Mirror limited average circulation volume decline over the 12-month period to 1.8%. The 2004 performance compares to declines of 6.9% in 2003. Average circulation

volumes were down 3.0% in the first half compared to 0.6% in the second half. In the final quarter of 2004 the Sunday Mirror achieved year-on-year growth of 0.4% with every month achieving growth. The significantly improved circulation performance enabled the Sunday Mirror to increase six-monthly market share (excluding sampling) by 0.3% from 15.6% to 15.9%.

The People had a disappointing circulation volume performance with circulation falling by 8.6% during the 12-month period. However, the title improved its rate of decline compared to the 13.8% fall in 2003. The circulation performance of The People contributed to a fall in six-monthly market share of 0.7% to 9.8%. For the first 10 months The People maintained market share in excess of 10.0%.

The Scottish National newspaper market continues to be challenging with price discounting and substantial marketing investment by rival UK tabloid newspapers. However, despite the intense competition, the Daily Record improved its year-on-year circulation trend. This improved trend reflects the benefit of additional product and marketing investment and the first full year of the new editor appointed in September 2003. The Daily Record and Sunday Mail average circulation volume (Scottish sales only) declined over the 12-month period by 4.3% (6.4% for 2003) and 5.1% (4.6% for 2003) respectively.

An improved advertising environment during 2004 enabled advertising revenues for the Nationals division to increase by 3.9% with the UK Nationals increasing by 3.6% and the Scottish Nationals increasing by 4.8%. Excluding the benefit of the additional week's trading, advertising revenues for the Nationals division increased by 2.1% with the UK Nationals increasing by 1.7% and the Scottish Nationals increasing by 3.1%. This represents the first year of increased advertising revenues for the Nationals division since 2000.

For the three UK titles advertising revenue growth of 2.6% in the first half was partially reduced by growth of 0.7% (excluding the additional week's trading) in the second half. Advertising revenues in December, excluding the additional week's trading, fell by 2.5%, reflecting the stronger comparative for 2003 when advertising revenue grew by 8.7%.

In Scotland, advertising revenue growth of 2.9% in the first half was supported by growth of 3.6% in the second half. The better performance for the Scottish titles includes the benefit of the newly launched The One Directory in Glasgow and Edinburgh. Excluding The One Directory, advertising revenues in the Scottish Nationals increased by 1.1% for the year (excluding the additional week's trading) with the second half growing by 0.3%.

Sports division

The Sports division continued to deliver strong performance with revenues increasing by 12.7% to £48.9 million and operating profits* increasing by 26.8% to £18.0 million (2003: £14.2 million). Excluding the benefit of the additional week's trading, revenues increased by 10.8% to £48.1 million and operating profits* increased by 21.8% to £17.3 million.

Circulation revenues grew by 10.2% from £28.3 million to £31.2 million. Excluding the benefit of the additional week's trading, circulation revenues grew by 8.1% to £30.6 million. The circulation revenue performance reflects the benefit of increased cover prices for all titles and additional Sunday publishing days. This was partially offset by reduced volumes for the Monday to Saturday editions of the Racing Post, which fell by 2.5% in part due to a hiatus in satellite TV coverage of UK racing between March and June 2004 .

The division achieved strong advertising revenue growth of 18.0% from £12.2 million to £14.4 million. Excluding the additional week's trading, advertising revenues increased by 16.4% to £14.2 million.

The division's online operations continued to make further improvements with revenues increasing by 20.0% to £1.8 million and operating profits* increasing

by 100.0% to £0.6 million. Racingpost.co.uk, which was merged with Smartbet.co.uk during the year, had average monthly page impressions of 44.3 million in 2004.

Operating margin* for the Sports division improved by 4.1% from 32.7% to 36.8%. Excluding the benefit of the additional week's trading, operating margins* improved by 3.3% from 32.7% to 36.0%.

Magazines and Exhibitions

The division achieved revenue growth of 4.3% from £30.5 million to £31.8 million and operating profit* growth of 47.9% from £4.8 million to £7.1 million. The 2004 results demonstrate the benefits of portfolio restructuring during 2003 and 2004.

Circulation revenue increased by 4.7% to £4.5 million driven by cover price increases partially offset by reduced volumes.

Advertising revenue increased by 2.8% to £14.7 million. Other revenue, which is principally stand and ticket sales for exhibitions, increased by 5.9% to £12.6 million. The Wedding and Bridal shows in particular achieved strong stand space revenue and visitor numbers.

Operating margin* for the Magazines and Exhibitions division improved by 6.6% from 15.7% to 22.3% reflecting the full-year benefits of the cost savings generated by the comprehensive restructuring programme.

Arrow Interactive

Arrow Interactive reported losses* of £1.3 million, an increase of £1.0 million from £0.3 million losses in 2003. The division has now been refocused on driving revenues for the Group only and will not be separately reported for 2005.

Central Costs

During the year central costs* increased by £0.5 million, from £15.9 million to £16.4 million. The increase in central costs reflects the benefit of cost savings offset by additional costs associated with the newly launched Long Term Incentive Plan (LTIP), increased bonus payments to central areas driven by improved performance and an increase in the size of the central development team to focus on revitalising our products and processes and to develop growth opportunities.

Progress on key projects

The Group continues to make significant progress on the three key projects: Manufacturing, Supply Chain and Procurement.

Manufacturing

Manufacturing includes the Group's print facilities across the country and accounts for approximately £124 million of annual costs excluding the costs associated with external print contracts. These costs are to some extent dependent on volumes. Prior to July 2003, all print sites, with the exception of the three Nationals print sites in Watford, Oldham and Cardonald, were managed independently. During 2003 the Group set a number of key objectives in this area as follows:

* Improve the quality of products to better serve the needs of readers and advertisers
* Improve operating efficiencies
* Reduce printing costs
* Significantly reduce, over time, the level of capital expenditure required for the Group's printing assets

The Group has made good progress during 2004 in achieving these objectives through a transformation of the operational structure of printing through the creation of a Manufacturing network. From 12 print sites and 41 printing presses in 2003, the Group has now consolidated into 9 print sites and reduced the number of printing presses to 37. The reduction in the number of print sites and printing presses has reduced the potential future re-pressing costs for the Group of some £30 million and will contribute to annualised costs savings of £5 million during 2005.

While the obvious benefits of consolidation in terms of operating efficiencies and cost savings are being achieved there have also been additional benefits in terms of product enhancements and additional contract print revenues.

The availability of colour for our newspapers has been significantly improved during the year. Three of our sites have full-colour printing presses and additional colour units have been installed in the Newcastle print plant. In addition the Group has announced a joint investment with Guardian Media Group Regional newspaper division (GMG Regionals) of £45 million in 4 new colour presses in Oldham, which will provide full colour for the Daily Mirror and a number of our Regional titles in the North West in 2006. Whilst providing improved colour facilities the GMG Regionals contract demonstrates the Group's approach to reducing the level of capital investment in print sites whilst improving quality of our products. In addition to the benefits of sharing capital investment, the Group has secured a 15-year contract to print the GMG Regionals titles in the North which will benefit the Group in reducing overall net costs of printing.

The Group's largest 12-press print site at Watford, the 4-press site in Cardonald, Scotland and the 3-press site in Liverpool may require additional investment in the short to medium term. While no commitments have been made to date, we envisage the costs associated with repressing the Watford print plant to be approximately £55 million and we will consider our options in relation to Cardonald and Liverpool over the next couple of years. As the Group now operates all its printing assets through the Manufacturing network, the capital costs for these sites will be significantly lower than that under the previous structure where printing assets were managed through the local publishing businesses.
Supply Chain

The Supply Chain review covers all newstrade activities from distribution and trade marketing through to retail and direct to home delivery. For the first time this review is being undertaken across the entire Group with the specific aim of:

- Improving circulation volumes and thus revenues
- Capturing the benefits of scale
- Reducing costs
- Increasing flexibility and responsiveness

The project will help drive better overall performance across the business through shared learning, improved copy management and more targeted analysis of market opportunity.

Progress during 2004 has included the following:

- Conclusion of new 5-year wholesaler supply chain contracts on mutually beneficial terms
- Commencement of a detailed review of our current in-house distribution network in some regions with our wholesale partners. The review will seek to evaluate the most efficient method of distribution (i.e. external or internal) with a view to finalising plans by the second half of 2005
- Commencement of the establishment of a centrally-led network (CLN) for circulation management for the Regional newspaper titles. A new Newspaper Sales Director for the Regionals division has been recruited and joined the

Group in February 2005 and will lead the CLN. The CLN will better drive circulation performance through the establishment of common systems and procedures, thereby reducing overall operating costs, optimising investment and improving copy allocation and availability to drive circulation volume performance
- Improved copy allocation and availability across all National titles

The benefits of some of this work will become evident in the 2005 performance.

Procurement

In prior periods, with the exception of newsprint, the Group was not extracting the full benefits of leveraging its scale in procurement. The establishment of a procurement committee has enabled significant benefits to be extracted in all areas where common services and materials are acquired across the Group. Areas reviewed have included utilities, security, property services, insurance, travel, print materials and other consumables. The benefits of these new contracts are included in the reported cost savings targets.

Financial Summary

Accounting policies used in the preparation of the financial information for the 53 weeks ending 2 January 2005 are consistent with those set out in the Group's financial statements for 2003.

Profit and loss account

On a statutory basis Group revenues increased 4.3% from £1,095.1 million to £1,141.7 million and operating profit before exceptional items increased by 19.1% from £212.5 million to £253.1 million. On a like-for-like basis, excluding the results of disposed activities from the 2003 results as defined in footnotes (1) and (2) on page 1, Group revenues* increased by 5.8% from £1,078.9 million to £1,141.7 million and Group operating profit before exceptional items increased by £43.7 million, representing an increase of 20.9% from £209.4 million to £253.1 million.

The 2004 results cover a 53-week compared to a 52-week period for 2004. The 2004 period ended 2 January 2005, which was the closest Sunday to 31 December 2004. During the additional week, the final week of the period, revenue and operating profit was £14.2 million and £8.9 million respectively. Excluding the benefit of the additional week's trading, Group revenue* increased by 4.5% to £1,127.5 million and operating profit* increased by 16.6% to £244.2 million.

The 2004 results incorporate the benefits of £23 million incremental net cost savings partially offset by an increased FRS 17 operating profit current service pension charge of £8.1 million. Further net incremental cost savings of at least £7.0 million are targeted for 2005 with annualised net cost savings of at least £35.0 million. The FRS 17 operating profit current service pension charge for 2005 is expected to be £28.6 million, representing a decrease of £4.0 million.

Contribution from associates was £1.3 million (2003: £1.2 million), reflecting the Group's share of profits from its associate, The Press Association. Dividends totalling £3.2 million have been received from The Press Association during 2004 (2003: £0.9 million).

Net interest payable (excluding the FRS 17 finance charge) fell by £3.4 million to £34.9 million, reflecting the benefit of lower debt levels, which have been partially offset by increased interest rates. Excluding the additional week's interest charge, net interest payable fell by £4.0 million to £34.3 million. Group operating profit before exceptional items covers the net interest cost 7.3 times.

Other finance charges/income, reflecting the FRS 17 interest charge, fell by £0.2 million from £2.9 million in 2003 to £2.7 million. For 2005 an FRS 17

finance credit of £1.8 million is expected.

Exceptional costs, before tax, of £9.7 million (2003: £111.9 million) were incurred during the year. These include net operating exceptional costs of £18.0 million offset by profits on disposal of properties of £1.0 million, Maxwell-related receipts of £1.3 million, release of old accruals for which no further costs are expected of £3.5 million and non-operational profits of £2.5 million. Note 4 to the summary financial information attached to this preliminary results statement details the nature of the exceptional items. A continuing focus on driving through cost savings may result in additional exceptional items in 2005, but will be supported by incremental cost benefits.

Profit before tax and exceptional items was £216.8 million (2003: £172.5 million). Excluding the benefit of the additional week's trading profit before tax and exceptional items was £208.5 million.

The tax charge for 2004 of £63.0 million incorporates a charge of £66.7 million on profit before tax and exceptional items of £216.8 million, representing an underlying rate of 30.8% (2003: 30.2%).

Underlying earnings per share, before exceptional items, were 50.9 pence per share (2003: 41.1 pence per share) an increase of 23.8%. Excluding the benefit of the additional week's trading in 2004, underlying earnings per share, before exceptional items, were 49.0 pence, representing an increase of 19.2%.

Subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 14.3p per share to be paid on 10 June 2005 to shareholders on the register at 6 May 2005. This will bring the full-year dividend to 20.2p per share, an increase of 10.4%. The dividend is covered 2.5 times by pre exceptional earnings and will be fully funded from operating cash flow.

FRS 17

During the year the FRS 17 pension deficit has decreased from £248.1 million to £222.5 million (net of deferred tax). Total contributions to defined benefit pension schemes to fund ongoing accrual of benefits and past service deficits increased by £11.3 million from £25.2 million to £36.5 million. Contributions to defined contribution pension schemes increased from £0.2 million to £0.5 million. For 2005, we currently expect defined benefit funding to increase by a further estimated £10 million. The FRS 17 defined benefit operating profit charge, before past service costs (£0.6 million) was £32.6 million in 2004 and is expected to be £28.6 million in 2005. The FRS 17 finance charge is expected to decrease by £4.5 million from a £2.7 million charge in 2004 to a credit of £1.8 million in 2005.

Cash flow and net debt

The Group continued to generate strong cash flows, with net operating cash flow increasing by £41.6 million from £246.2 million to £287.8 million. The strong operating cash flows, coupled with the net proceeds of £42.6 million from the disposal of the regional newspaper titles in Ireland and £12.5 million proceeds from the issues of additional shares following the exercise of share options, contributed to a reduction in net debt of £154.7 million, from £605.1 million to £450.4 million. The reduction in net debt has been achieved despite the payment of increased dividends of £55.1 million, capital expenditure of £35.5 million, the buy-out of the minority interest in The Adscene Group Limited at a cost of £4.5 million and the purchase of shares for £6.2 million to provide for the possible awards under the new Long Term Incentive Plan launched in 2004.

Capital expenditure in 2004 was £35.5 million (net) (2003: £55.2 million) against a depreciation charge of £41.0 million (2003: £43.3 million). The capital expenditure included a further £23.7 million in respect of the regional press replacement project. Planned capital expenditure for 2005 is approximately

£65.0 million, including £22.0 million for completing the installation of the inserting equipment in Birmingham and the Oldham re-pressing. All capital expenditure is expected to be financed from operating cash flows.

At 2 January 2005 committed facilities of £742.0 million were available to the Group, of which £259.5 million were undrawn. The committed facilities include a £269.0 million syndicated bank facility, US$602.0 million and £26.0 million unsecured fixed rate loan notes and £6.0 million floating rate loan notes (representing the total obligations under a series of private placement US dollar and sterling loan notes respectively), obligations under finance leases of £16.6 million and £13.9 million of acquisition loan notes.

Net assets

At 2 January 2005 net assets were £1,143.7 million, an increase of £117.8 million. This includes the total carrying value of the Group's acquired publishing and newspaper titles of £1,579.9 million, goodwill of £5.6 million, tangible fixed assets of £385.7 million, net debt of £450.4 million and the FRS 17 pension deficit of £222.5 million. The FRS 17 pension deficit decreased from £248.1 million to £222.5 million during the year, reflecting general market conditions.

International Accounting Standards

The Group has completed its review in advance of adopting International Accounting Standards in 2005. The key differences between the 2004 reported results and those that would have been reported under International Accounting Standards are explained in Note 10 on pages 21 to 25.

*On a like-for-like basis, pre exceptional items basis as defined in footnotes (1) and (2) on page 1.

Consolidated profit and loss account
for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	notes	Before Exceptional items £m	Exceptional items (note 4) £m	Total 2004 £m	Before exceptional items £m	Exc
Turnover	2	1,141.7	–	1,141.7	1,095.1	
Group operating profit	3	253.1	(12.2)	240.9	212.5	
Share of results of associated undertakings		1.3	–	1.3	1.2	
Total operating profit		254.4	(12.2)	242.2	213.7	
Profit on disposal of subsidiary undertakings/ motorcycle show business	4	–	2.5	2.5	–	
Profit on ordinary activities before interest		254.4	(9.7)	244.7	213.7	
Net interest payable		(34.9)	–	(34.9)	(38.3)	
Other finance (charges)/income		(2.7)	–	(2.7)	(2.9)	

	Note				
----------------- -----		--------	--------	------	-------
Profit on ordinary activities before taxation		216.8	(9.7)	207.1	172.5
Tax on profit on ordinary activities	5	(66.7)	3.7	(63.0)	(52.1)
----------------- -----		--------	--------	------	-------
Profit on ordinary activities after taxation		150.1	(6.0)	144.1	120.4
Non-equity minority interest		(0.1)	–	(0.1)	(0.3)
----------------- ---		--------	--------	------	-------
Profit for the financial year		150.0	(6.0)	144.0	120.1
Ordinary dividends on equity shares				(59.8)	
----------------- -----		--------	--------	------	-------
Retained profit/(loss) for the financial year				84.2	
----------------- -----		--------	--------	------	-------
Earnings per share (pence)	6				
Underlying earnings per share				50.9	
Exceptional items				(2.0)	
----------------- -----		--------	--------	------	-------
Earnings per share - basic				48.9	
----------------- -----		--------	--------	------	-------
Earnings per share - diluted				48.3	
----------------- -----		--------	--------	------	-------

Turnover and operating profit include the results of Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 53 weeks ended 2 January 2005 these businesses achieved turnover of £nil million (2003: £16.2 million) and operating profit of £nil million (2003: £3.1million).

All turnover and results arose from continuing operations.

Consolidated statement of total recognised gains and losses
for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	2004 £m	2003 £m
---	-------	------
Profit for the financial year	144.0	13.4
Difference between actual and expected return on pension schemes' assets	24.7	55.1
Experience gains/(losses) arising on pension schemes' liabilities	5.0	(18.0)
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	6.4	(154.7)
Deferred tax (liability)/asset associated		

		(10.8)	35.3
with movement on pension schemes' deficits			
Total recognised gains and losses in the year		169.3	(68.9)

Consolidated balance sheet

at 2 January 2005 (28 December 2003)

	notes	2004 £m	2003 £m
Fixed assets			
Intangible assets		1,585.5	1,622.4
Tangible assets		385.7	401.0
Investments		7.7	9.9
		1,978.9	2,033.3
Current assets			
Stocks		6.7	7.0
Debtors		148.8	160.8
Cash at bank and in hand		43.4	34.3
		198.9	202.1
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts		(36.4)	(57.3)
Obligations under finance leases		(1.7)	(4.4)
Other creditors		(250.0)	(249.5)
		(288.1)	(311.2)
Net current liabilities		(89.2)	(109.1)
Total assets less current liabilities		1,889.7	1,924.2
Creditors: amounts falling due after more than one year			
Bank loans and loan notes		(440.8)	(554.9)
Obligations under finance leases		(14.9)	(22.8)
		(455.7)	(577.7)
Provisions for liabilities and charges		(67.8)	(68.8)
Non equity minority interest		-	(3.7)
Net assets excluding pension schemes' liabilities		1,366.2	1,274.0
Pension schemes' liabilities	7	(222.5)	(248.1)
Net assets including pension schemes' liabilities		1,143.7	1,025.9
Equity capital and reserves			
Called up share capital		29.7	29.4
Share premium account		1,101.7	1,089.5
Revaluation reserve		4.9	5.0
Profit and loss account		7.4	(98.0)
Equity shareholders' funds		1,143.7	1,025.9

Consolidated cash flow statement
for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	2004 £m	2003 £m
Net cash inflow from operating activities	287.8	246.2
Dividends received from associated undertakings	3.2	0.9
Net cash outflow from returns on investments and servicing of finance	(34.7)	(42.4)
Taxation paid	(55.6)	(44.9)
Net cash outflow from capital expenditure and financial investment	(35.5)	(55.2)
Net cash inflow/(outflow) from acquisitions and disposals	38.3	(0.3)
Dividends paid	(55.1)	(52.0)
Net cash inflow before financing	148.4	52.3
Net cash outflow from financing	(142.5)	(53.5)
Increase/(decrease) in cash	5.9	(1.2)

Reconciliation of net cash flow to movement in net debt
for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	2004 £m	2003 £m
Increase/(decrease) in cash in the year	5.9	(1.2)
Cash outflow from movement in debt and leasing finance	148.8	62.2
Change in net debt resulting from cash flows	154.7	61.0
Movement in net debt in the year	154.7	61.0
Net debt at 28 December 2003	(605.1)	(666.1)
Net debt at 2 January 2005	(450.4)	(605.1)

Analysis of net debt
for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	At 28 December 2003 £m	Cash flow £m	Loans repaid £m	At 2 January 2005 £m
Cash at bank and in hand	34.3	9.1	–	43.4
Bank overdrafts	(19.3)	(3.2)	–	(22.5)
Net cash balances	15.0	5.9	–	20.9
Debt due within one year	(38.0)	–	24.1	(13.9)
Debt due after one year	(554.9)	–	114.1	(440.8)
Finance leases	(27.2)	10.6	–	(16.6)
Bank loans, loan notes and finance leases	(620.1)	10.6	138.2	(471.3)
Net debt	(605.1)	16.5	138.2	(450.4)

Notes to the 2004 preliminary statement

1. Change in accounting policies

There were no changes to the Group's accounting policies during the 53 weeks to 2 January 2005.

2. Turnover

The analysis of the Group's turnover is as follows:

	2004 £m	2003 £m
Regionals division*	540.1	525.3
Nationals division	519.7	492.2
Sports division	48.9	43.4
Magazines and exhibitions	31.8	30.5
Arrow Interactive	1.2	3.7
Group turnover by division	1,141.7	1,095.1

* Regionals division includes turnover relating to Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 53 weeks ended 2 January 2005 these businesses achieved turnover of £nil million (2003: £16.2 million)

3. Group operating profit before exceptional items

The analysis of the Group's operating profit before exceptional items is as follows:

	2004 £m	2003 £m
Regionals division*	150.6	123.9
Nationals division	95.1	85.8
Sports division	18.0	14.2
Magazines and exhibitions	7.1	4.8
Arrow Interactive	(1.3)	(0.3)
Central costs	(16.4)	(15.9)
Group operating profit before exceptional items by division	253.1	212.5

* Regionals division includes operating profit relating to Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 53 weeks ended 2 January 2005 these businesses achieved operating profit of £nil million (2003: £3.1 million)

Details of operating exceptional items totalling £12.2 million (2003: £112.0 million) are set out in note 4, with the resultant Group operating profit after exceptional items being £240.9 million (2003: £100.5 million).

Group operating profit by geographical destination has not been presented as the element of Group operating profit arising outside of the United Kingdom and Republic of Ireland is immaterial.

Notes to the 2004 preliminary statement (continued)

4. Exceptional items

	2004 £m	2003 £m
Operating exceptional items		
Impairment of carrying value of publishing rights and titles (a)	-	100.0
Write off of carrying value of goodwill (b)	-	1.6
Restructuring costs (c)	11.0	14.6
Maxwell related recoveries (d)	(1.3)	(3.1)
Write down of presses in Chester and Oldham (e)	7.0	-
Profit on disposal of land and buildings (f)	(1.0)	(1.1)
Release of old accruals for which no further costs are expected (g)	(3.5)	-
Total exceptional items charged against operating profit	12.2	112.0
Profit on sale of subsidiary undertakings (h)	(2.5)	(0.1)
Profit on sale of motorcycle show business (h)	-	-
Net exceptional items before taxation	9.7	111.9

a) The impairment charge of £100.0 million in 2003, undertaken in accordance with FRS10, related to a reduction in the carrying value of publishing rights and titles for our Regionals newspaper titles in London and the South East to the net present value of future cash flows to be derived from those assets discounted at 8.0%.

b) Goodwill of £1.6 million was written off in 2003 in relation to a number of motorcycle shows disposed of on 8 January 2004.

c) Restructuring costs of £11.0 million (2003: £14.6 million) relate to costs of £10.1 million primarily incurred for cost reduction measures and to the restructure of the Arrow Interactive division (£0.9 million) which has been refocused on driving revenues for the Group and will not be reported separately in 2005.

d) In 2004 the Group recovered £1.3 million (2003: £3.1 million) from the liquidators of Maxwell related companies for claims outstanding since 1992.

e) Costs of £7.0 million have been incurred in the write down of press fixed assets from the closure of the Chester print site and the repressing project at Oldham as part of the Manufacturing Project which was announced in February 2004.

f) In 2004 the Group disposed of surplus land and buildings realising a profit on disposal of £1.0 million (2003: £1.1 million).

g) In 2004 the Group released old sundry accruals of £3.5 million, for which no further costs are expected.

h) In January 2004, the Group disposed of its Irish subsidiaries for a consideration of £46.1 million, realising a profit of £2.5 million and its Motorcycle Show business for a consideration of £0.2 million, realising a profit of £nil million. In February 2003, the Group disposed of Wheatley Dyson & Son Limited for a consideration of £0.1 million, realising a profit of £0.1 million.

Notes to the 2004 preliminary statement (continued)

5. Tax on profit on ordinary activities before exceptional items

	2004 £m	2003 £m
Profit before tax on ordinary activities before exceptional items	216.8	172.5
Corporation Tax		
Corporation tax charge for the year	64.1	52.1
Prior year adjustment	2.0	(1.2)
Total current tax charge	66.1	50.9
Deferred Tax		
Deferred tax charge for the year	3.7	3.8
Prior year adjustment	(3.1)	(2.6)
Total deferred tax	0.6	1.2
Total tax on profit on ordinary activities before exceptional items	66.7	52.1
Exceptional:		
UK corporation tax on exceptional items	(2.7)	(5.2)
UK deferred tax on exceptional items	(1.0)	-
Tax on profit on ordinary activities	63.0	46.9

Included within the deferred tax charge for the year is an FRS 17 charge of £0.2 million (2003: credit of £1.1 million).

6. Earnings per ordinary share

Earnings per share are based on the profit or loss on ordinary activities after taxation. They are calculated using the weighted average number of shares in issue (basic) increased by the number of share options in issue (diluted) as shown below:

	2004 No. of shares	2003 No. of shares
Basic (millions)	294.8	292.4
Diluted (millions)	297.9	293.8
	pence	pence
Underlying earnings per share	50.9	41.1
Exceptional items	(2.0)	(36.5)
Earnings per share - basic	48.9	4.6
Earnings per share - diluted	48.3	4.6

The earnings per share for each category of exceptional items disclosed in Note 4 is as follows:

	2004 pence	2003 pence
Impairment of carrying values of publishing rights and titles	-	(34.2)
Write-off carrying value of goodwill	-	(0.5)
Restructuring costs	(2.5)	(3.2)
Maxwell related recoveries	0.4	1.0

Write down of presses in Chester and Oldham	(1.9)	-
Profit on disposal of land and buildings	0.2	0.4
Release of old accruals for which no further costs are expected	1.0	-
Profit on sale of subsidiary undertakings	0.8	-
Earnings per share - exceptional items	(2.0)	(36.5)

Notes to the 2004 preliminary statement (continued)

7. Pensions

The Group operates a number of funded final salary pension schemes including two executive arrangements, all of which have been set up under Trusts that hold their financial assets separately from those of the Group.

Valuations have been performed in accordance with the requirements of FRS 17 as at 31 December 2004.

Scheme liabilities have been calculated using a consistent projected unit valuation method and compared to the schemes' assets at the 2 January 2005 market value as below:

	Total as at 2 January 2005 £m	Total as at 28 December 2003 £m	Total as at 29 December 2002 £m
Fair value of schemes' assets	1,053.8	970.7	872.8
Actuarial value of schemes' liabilities	(1,371.6)	(1,325.2)	(1,105.8)
Schemes' deficits	(317.8)	(354.5)	(233.0)
Deferred tax asset	95.3	106.4	69.9
Net schemes' liabilities	(222.5)	(248.1)	(163.1)

8. Sale of subsidiary undertakings

The Group disposed of its Motorcycle Show business and Irish subsidiaries on 8 and 15 of January 2004 respectively.

The results of the companies up to the date of disposal have been included in continuing operations.

	Sale of Irish newspaper titles £m	Sale of Motorcycle Show business £m	Total £m
Net assets disposed of:			
Intangible fixed assets	36.3	0.2	36.5
Tangible fixed			

assets	3.0	–	3.0
Current assets	4.2	–	4.2
Creditors falling due within one year	(1.3)	–	(1.3)
	42.2	0.2	42.4
Costs of disposal	1.4	–	1.4
Profit on disposal	2.5	–	2.5
	46.1	0.2	46.3
Satisfied by:			
Cash consideration	46.1	0.2	46.3

Analysis of the net cash inflow in respect of the disposals of subsidiary undertakings and motorcycle show business

Cash consideration	46.1	0.2	46.3
Costs of disposal	(1.4)	–	(1.4)
Net cash balance transferred on disposal	(2.1)	–	(2.1)
	42.6	0.2	42.8

Notes to the 2004 preliminary statement (continued)

9. Issue of Annual Report and Accounts

The 2004 Annual Report and Accounts will be posted to shareholders on 4 April 2005. Copies may be obtained after 4 April 2005 from the Company Secretary, Trinity Mirror plc at One Canada Square, Canary Wharf, London E14 5AP.

The financial information set out above does not constitute the Company's statutory accounts for the periods ended 2 January 2005 or 28 December 2003, but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for the period ended 2 January 2005 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Notes to the 2004 preliminary statement (continued)

10. Implication of Adopting International Financial Reporting Standards

A.   Presentation of IFRS pro forma financial information for 53 weeks ended 2 January 2005

Trinity Mirror plc is preparing for the adoption of International Financial Reporting Standards ("IFRS") as its primary accounting basis, following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002.

IFRS will apply for the first time in the Group's Annual Report for the 52 weeks ending 1 January 2006. The first financial report prepared under IFRS will be for the 26 weeks ended 3 July 2005.

To facilitate the understanding of the change from UK GAAP to IFRS, certain pro forma financial information in relation to the 53 weeks ended 2 January 2005 and the balance sheet as at 2 January 2005 has been included in this analysis for illustrative purposes only. As set out in the Basis of Preparation below, this information does not reflect the full adoption of IFRS but has been presented to provide an indication of how the adoption of IFRS would have affected the Group's consolidated income statement and balance sheet at the date and for the period stated above.

Reconciliations between UK GAAP and IFRS are presented to give further clarity to the potential changes.

B.   First-time Adoption of International Financial Reporting and Accounting Standards

For the 53 weeks to 2 January 2005 the Group has applied the principles set out in "IFRS 1, First-time Adoption of International Financial Reporting Standards" (IFRS 1), which has been applied in preparing this pro forma financial information.

IFRS 1 sets out the procedures that must be followed when adopting IFRS for the first time as the basis for preparing the Group's consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 1 January 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at the date of transition, 29 December 2003. IFRS 1 provides a number of optional exemptions to this general principle.

C.   Basis of Preparation

The financial information presented has been prepared based on the adoption of International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees, as interpreted by any regulatory bodies relevant to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to change. As a result, information contained herein will need to be updated for any subsequent amendment to IFRS required for first time adoption, or any new standards that the Group may elect to adopt early.
Under the accounting statement on First-time Adoption, IFRS 1, the Group has elected by way of an exemption to apply financial instrument accounting under IAS 32 and IAS 39 from 3 January 2005. In preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19, "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures" (IAS 19).

Notes to the 2004 preliminary statement (continued)

10. Implication of Adopting International Financial Reporting Standards (continued)

D.   Summary of differences between IFRS and UK GAAP

The key changes for the Group in adopting IFRS in 2005 are as follows:

(i)   Presentation - IAS 1, Presentation of Financial Statements
The presentation format of IFRS is different from UK GAAP and the illustrative

financial information herein is designed to assist the reader to understand these changes.

(ii)   Dividends - IAS 10, Events After the Balance Sheet Date
Dividends proposed will be disclosed as a "Non-adjusting Event after the Balance Sheet Date" under IAS 10, Events after the Balance Sheet Date. Under IFRS dividends are not recognised as liabilities (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) until they are appropriately approved and are no longer at the discretion of the directors. Accordingly the 2004 proposed dividend amount under UK GAAP is removed from the IFRS accounts.

(iii)   Capitalised Leases - IAS 17, Leases
This standard has a wider scope than UK GAAP and has resulted in a small number of short leasehold buildings being capitalised on the Balance Sheet.

(iv)   Employee Option and Performance Share Schemes - IFRS 2, Share-based Payments
All transactions within the scope of IFRS 2 are valued based on the fair value of the option or award at grant date and expensed to the Income Statement over the vesting period of the scheme.

(v)   Pension costs - IAS 19, Employee Benefits
The main difference between IFRS and UK GAAP is the measurement of scheme assets. The IFRS valuation is determined at bid rather than mid market price thus increasing the Group's pension scheme liabilities. In addition, there is a presentational difference with the pension scheme liability now being shown gross of its' deferred tax asset.

(vi)   Holiday pay - IAS 19, Employee Benefits
IAS 19 requires the recording of a holiday pay accrual. This has been included in the opening IFRS balance sheet at 29 December 2003. As it is expected that this adjustment will be relatively stable in magnitude from one year to another, the position at 2 January 2005 is unchanged with no Income Statement impact for 2004.

(vii)   Goodwill - IAS 38, Intangible Assets
Under IAS 38 goodwill is not amortised. Instead it is subject to an annual impairment review. An adjustment has been made to remove the goodwill amortisation charge.

(viii)   Associates - IAS 28, Investments in Associates
IFRS requires the Share of Profit of Associate to be shown post tax (IAS 1). Under UK GAAP this amount is shown before tax with the tax charge included as part of the Group tax charge.

(ix)   Presentation of Financial information
The primary statements within the financial information have been presented substantially in accordance with IAS 1. However, this format has been adapted to assist the reader and will, where necessary, be modified to take into account future guidance and practice in the development of IFRS reporting.

Notes to the 2004 preliminary statement (continued)

10. Implication of Adopting International Financial Reporting Standards (continued)

E.   IFRS Financial information

Summary Consolidated IFRS Income Statement
for the 53 weeks ended 2 January 2005

	UK GAAP Total 2004 £m	Accounting Adjustments £m	IFRS Total 2004 £m	Notes
Revenue	1,141.7	-	1,141.7	
Group operating profit	240.9	1.1	242.0	a)
Share of profit of associate	1.3	(0.5)	0.8	b)
Profit on disposal of subsidiary undertakings	2.5	-	2.5	
Net finance costs	(37.6)	(0.6)	(38.2)	c)
Profit before tax	207.1	-	207.1	
Tax	(63.0)	0.4	(62.6)	d)
Profit for the year	144.1	0.4	144.5	

Notes

a)   Operating profit movements
i.   Certain leasehold properties are treated as finance leases which results in a net credit of £0.5 million. Rental payments have been credited to Group operating profit and are replaced by depreciation on the capitalised lease cost.
ii.   Goodwill of £0.4 million charged against income under UK GAAP has been credited as goodwill is not amortised under IFRS but subject to impairment review.
iii.   The adoption of IFRS2 "Share-based payments" results in a net credit of £0.2 million. Under UK GAAP £2.0 million is charged against profit for the LTIP launched in 2004. Under IFRS the LTIP is valued on a different basis and prior period share option schemes are also charged against profit, the combined impact of which is a charge of £1.8 million.

b)   Share of profit of associate
i.   IFRS requires the Group's share of associate's profit to be shown net of tax of £0.5 million.

c)   Net finance costs movement
i.   £0.4 million interest cost on leasehold properties capitalised as explained in a) i. above.
ii.   £0.2 million pension finance cost on additional deficit to FRS 17 arising from valuing assets at bid and not mid market price.

d)   Taxation
i.   £0.1 million charge in respect of share based payments.
ii.   £0.5 million credit in respect of the reduction arising from the change in presentation of the associate.

Notes to the 2004 preliminary statement (continued)

10. Implication of Adopting International Financial Reporting Standards (continued)

E.   IFRS Financial information (continued)

Summary IFRS Consolidated Balance Sheet at 2 January 2005

	UK GAAP Total	Accounting Adjustments £m	IFRS Total	Notes e)

	2004 £m		2004 £m	
Fixed assets				
Non-current assets				
Intangible assets	1,585.5	0.4	1,585.9	f)
Property, plant and equipment	385.7	2.1	387.8	g)
Investments in associates	7.7	-	7.7	
Deferred tax asset	9.6	96.9	106.5	h)
	1,988.5	99.4	2,087.9	
Current assets				
Inventories	6.7	-	6.7	
Trade and other receivables	148.8	-	148.8	
Cash and cash equivalents	43.4	-	43.4	
	198.9	-	198.9	
Total assets	2,187.4	99.4	2,286.8	
Equity				
Capital and reserves attributable to equity holders of the parent				
Share capital	29.7	-	29.7	
Share premium account	1,101.7	-	1,101.7	
Revaluation reserve	4.9	-	4.9	
Retained earnings and other reserves	7.4	37.9	45.3	i)
Total equity	1,143.7	37.9	1,181.6	
Liabilities				
Non-current liabilities				
Borrowings	440.8	-	440.8	
Obligations under finance leases	14.9	2.8	17.7	j)
Deferred tax liabilities	64.9	-	64.9	
Provisions for liabilities and charges	7.8	0.3	8.1	k)
Retirement benefit obligations	222.5	99.6	322.1	l)
	750.9	102.7	853.6	
Current liabilities				
Borrowings	36.4	-	36.4	
Obligations under finance leases	1.7	0.8	2.5	j)
Trade and other payables	250.0	(42.0)	208.0	m)
Provisions for liabilities and charges	4.7	-	4.7	
	292.8	(41.2)	251.6	
Total liabilities	1,043.7	61.5	1,105.2	

Total equity and

```
liabilities                    2,187.4              99.4    2,286.8
------------------------       --------         --------   --------
```

Notes

e)   UK GAAP numbers include presentational reclassifications.

f)   Intangible assets - £0.4 million increase due to UK GAAP amortised goodwill being written back under IFRS.

g)   Plant, property and equipment - £2.1 million increase due to short leasehold buildings being capitalised under IAS 17.

h)   Deferred tax asset - arising from 'grossing-up' the pension scheme liabilities (£96.6 million), a change in accounting treatment of certain short leasehold properties (£0.4 million) and a decrease of £0.1 million arising from share-based payments.

i)   Retained earnings and reserves increase by a total of £37.9 million which is the combined effect of all the IFRS adjustments, with the most significant being the reversal of the 2004 proposed final dividend (£42.4 million), partially offset by the effects of IAS 19 for pensions and holiday pay accrual adjustments (£3.5 million).

Notes to the 2004 preliminary statement (continued)

10. Implication of Adopting International Financial Reporting Standards (continued)

E.   IFRS Financial information (continued)

Notes (continued)

j)   Obligations under finance leases
            i.   £2.8 million non-current, increase due to short leasehold
                 buildings being capitalised under IAS 17.
            ii. £0.8 million current, increase due to short leasehold
                 buildings being capitalised under IAS 17.

k)   Provisions for other liabilities and charges - £0.3 million relates
        to share-based payments and the NIC liability on the cumulative
        expense to date.

l)   Retirement benefit obligations - £99.6 million
            i.   £96.6 million is the 'grossing-up' effect of disclosing
                 separately the deferred tax asset that is included in the
                 pension schemes' liabilities under UK GAAP.
            ii. £0.2 million financing costs.
            iii. £0.4 million actuarial movement, the other side of the
                 adjustment being taken to the Statement of Recognised
                 Income and Expense ("SORIE").
            iv. £2.4 million is the opening Balance Sheet adjustment
                 relating to the differences between mid and bid market
                 pricing net of deferred tax.

m)   Trade and other payables - £42.0 million reduction
            i.   £0.1 million leasehold properties - decrease in opening
                 Balance Sheet corporation tax liability.
            ii. £42.4 million reversal of 2004 proposed dividend.
            iii. £0.5 million holiday pay accrual established in the
                 opening Balance Sheet.

EXHIBIT C-(b) 108

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:56 14-Mar-05
Number	7422J

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 252,505 of its Ordinary Shares for cancellation at a price of 693.1075 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 109

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:44 15-Mar-05
Number	7854J

The Company has today received notification from Barclays PLC that they have a notifiable interest in 42,507,742 (previously 37,828,778) Trinity Mirror plc Ordinary Shares, representing 14.323% of the issued share capital (previously 12.76%).

END

Close

EXHIBIT C-(b) 110

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:19 15-Mar-05
Number	7956J

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 1,023,136 of its Ordinary Shares for cancellation at a price of 699.9751 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 111

  RNS | The company news service from the London Stock Exchange

Last Refreshe(
12:49 Fri, Mar 18 2
UK T

Help | London Stock Exchange Home | RNS Statement | RNS Alert | RNS Insight | RNS

Review Announcement

1 ── **2** ── **3** ── (4)
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   A/S : 772755

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, have non-beneficial interests in 14,462,522 (previously 17,650,322) Trinity Mirr plc Ordinary Shares, representing 4.894% (previously 5.949%) of the issued share capital.

EXHIBIT C-(b) 112

 RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Logoff

Review Announcement

●——●——●——④
details   text   review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text $A\sqrt{S}$: 763476

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 26,170,465 (previously 27,939,397) Trinity Mirror plc Ordinary Shares, representing 8.856% (previously 5.949%) of the issued share capital.

previous    cancel    confirm

18/02/2005

EXHIBIT C-(b) 113

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:23 21-Mar-05
Number	0359K

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 66,754 of its Ordinary Shares for cancellation at a price of 697.0915 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 114

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:38 22-Mar-05
Number	0975K

RECEIVED ♣Free annual report ⌧ ⎙

2005 DEC -7 P 2: 55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 694.0971 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 115

Regulatory Announcement

Go to market news section

[Free annual report]

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:33 23-Mar-05
Number	1620K

The following replaces the Transaction in Own Shares announcement released today at 17:07 under RNS 1594K.

The actual number of shares purchased was 96,385 and not 93,037, as previously stated. All other details remain unchanged. The full amended text appears below.

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 96,385 of its Ordinary Shares for cancellation at a price of 686.0372 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

[Close]

EXHIBIT C-(b) 116

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:33 23-Mar-05
Number	1620K

The following replaces the Transaction in Own Shares announcement released today at 17:07 under RNS 1594K.

The actual number of shares purchased was 96,385 and not 93,037, as previously stated. All other details remain unchanged. The full amended text appears below.

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 96,385 of its Ordinary Shares for cancellation at a price of 686.0372 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 117

 **RNS** The company news service from the London Stock Exchange

Help | London Stock Exchange Home

Review Announcement

```
●——————●——————●——————(4)
details    text    review    submi
```

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   *AVS: 103986*

The Company has today received notification from Barclays PLC that they have a notifiable interest in 37,610,183 (previously 42,507,742) Trinity Mirror plc Ordinary Shares, representing 12.738% of the issued share capital (previously 14.323%).

---

previous    cancel ⊗   confirm ⊙

EXHIBIT C-(b) 118



RNS | The company news service from the London Stock Exchange

Last Refreshed
16:11 Thu, Mar 24 2
UK T

Help | London Stock Exchange Home

RNS Statement   RNS Alert   RNS Insight

Review Announcement

①—②—③—④
details text review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   ANS: 197272

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 250 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 3,678 shares in the Company.

previous ⬭   cancel ⊗   confirm ⬭

EXHIBIT C-(b) 119

 

Help | London Stock Exchange Home



Review Announcement

details   text   review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 488416

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, tha they are interested in 20,648,580 Trinity Mirror plc Ordinary Shares (previously 15,161,017), representing 6.99% of the issued share capital (previously 5.113%).

previous    cancel    confirm

EXHIBIT C-(b) 120



London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refresher
12:07 Fri, Apr 8 2
UK T

Help | London Stock Exchange Home

RNS Statement   RNS Alert   RNS Insight   Log Off

Review Announcement

①—②—③—④
details text review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.



Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 842148



The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 23,513,571 (previously 26,170,465) Trinity Mirror plc Ordinary Shares, representing 7.96% (previou: 8.826%) of the issued share capital.

previous ⊕   cancel ⊗   confirm ⊕

EXHIBIT C-(b) 121





RNS | The company news service from
the London Stock Exchange

Last Refreshed At
16:47 Mon, Apr 11 2005
UK Time

Help | London Stock Exchange Home

Review Announcement

1 details **2** text **3** review **4** submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

ANS: 104113

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

Trinity Mirror plc (the "Company")

1. The independent trustee (the "Trustee") of the Trinity Mirror Employees' Benefit Trust (the "Trust") notified the Company on 11th April 2005, that it had on 8th April 2005 purchased and now holds as bare trustee in accordance with the rules of the Trinity Mirror Long Term Incentive Plan (the "LTIP") the following ordinary shares in the capital of Trinity Mirror plc for the following directors at a price of 702.69p* per share.

Director	Number of Shares
Vijay Vaghela	7,066
Paul Vickers	4,664

The revised shareholding for each director following these transactions is as follows:

Director	Beneficial Holding
Vijay Vaghela	22,105
Paul Vickers	38,550

2. The Trustee also notified the Company on 11th April 2005 that it had on 8th April 2005 purchased a total of 861,004 ordinary shares in the capital of Trinity Mirror plc at a price of 702.69p* per share to be distributed to eligible employees in accordance with the LTIP.

3. The Trustee also notified the Company on 11th April 2005 that it had on 11th April 2005 granted Matching Share Awards (in connection with the acquisition of ordinary shares on behalf of the directors referred to above) and Performance Share Awards, both in the form of nil-cost options to the directors of Trinity Mirror plc listed below under the LTIP to acquire ordinary shares in the capital of Trinity Mirror plc. The awards under the LTIP are normally exercisable from the third anniversary of their date of grant for a period of six months subject to the satisfaction of conditions relating to the performance of the Company over the three financial years to which an award relates and, in certain cases, the retention of Shares purchased and held on their behalf by the Trustee. The total exercise price payable on any exercise of a LTIP award is £1.

Director	Number of Shares – Matching Share Award
Vijay Vaghela	23,953
Paul Vickers	15,810

Director	Number of Shares - Performance Share Award
Sly Bailey	87,622

Review Announcement

Vijay Vaghela
Paul Vickers

42,9__
39,0__

Following these transactions, the trustees of the Trinity Mirror Group employees' benefit trusts hold a total of 2,030,945 ordinary shares in Trinity Mirror plc. Sly Bailey, Vijay Vaghela and Paul Vickers, as directors and employees of Trinity Mirror plc are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Trinity Mirror plc ordinary shares held in them.

*Excluding transaction costs

previous    cancel   confirm

EXHIBIT C-(b) 122

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:29 11-Apr-05
Number	9187K

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 701.9237 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 123

Regulatory Announcement

Go to market news section

🌲 Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:13 12-Apr-05
Number	9715K

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 31,842 of its Ordinary Shares for cancellation at a price of 699.9780 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 124

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:14 13-Apr-05
Number	0294L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 17,200 of its Ordinary Shares for cancellation at a price of 699.9400 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 125

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:30 15-Apr-05
Number	1485L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 200,000 of its Ordinary Shares for cancellation at a price of 699.5211 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 126

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:06 18-Apr-05
Number	2092L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 684.4181 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 127

Regulatory Announcement

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:02 19-Apr-05
Number	2626L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 694.5065 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 128

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:31 20-Apr-05
Number	3251L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 125,000 of its Ordinary Shares for cancellation at a price of 693.8102 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 129

Regulatory Announcement

Go to market news section

 ♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:07 21-Apr-05
Number	3830L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 189,204 of its Ordinary Shares for cancellation at a price of 688.6170 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 130

RECEIVED

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:17 22-Apr-05
Number	4383L

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 194,659 of its Ordinary Shares for cancellation at a price of 689.0986 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 131



RNS | The company news service from the London Stock Exchange

Last Refreshed
17:04 Tue, Apr 26 2
UK T

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight |

Review Announcement

①———②———❸———④
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

A/S: 686206

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, have non-beneficial interests in 10,255,979 (previously 14,462,522) Trinity Mirr plc Ordinary Shares, representing 3.479% (previously 4.894%) of the issued share capital.

EXHIBIT C-(b) 132

EXHIBIT C-(b) 132



Help | London Stock Exchange Home

RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

1 — **2** — **3** — **4**
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

RNS: 662915



The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, have non-beneficial interests in 8,461,337 (previously 10,255,979) Trinity Mirror plc Ordinary Shares, representing 2.871% (previously 3.479%) of the issued share capital.

previous   cancel   confirm

EXHIBIT C-(b) 133

Regulatory Announcement

Go to market news section

♠ Free annual report ⟆ 🖨

Company	Trinity Mirror PLC
TIDM	TNI
Headline	AGM Statement
Released	07:00 05-May-05
Number	9027L

RNS Number:9027L
Trinity Mirror PLC
05 May 2005

TRINITY MIRROR plc
AGM Statement

The following statement will be provided to shareholders by the Chairman of
Trinity Mirror plc, Sir Victor Blank, at today's Annual General Meeting:

Group advertising revenue for the first four months increased by 2.3%. This
represents an increase of 6.5% for January and February, partially offset by a
decline of 1.4% for March and April. For our Regionals division advertising
revenues increased by 4.0% with growth in most categories being offset by a 2.7%
decline in recruitment advertising and a 0.8% fall in Motors. The Nationals
division advertising revenues fell by 2.4% with a 3.9% decline for the UK
Nationals partially offset by an increase of 2.0% for our Scottish Nationals. In
a difficult marketplace our National titles continue to maintain advertising
volume market share.

Group circulation revenues for the first four months increased by 3.1%.
Circulation revenues for our Regional titles and National titles increased by
4.8% and 1.6% respectively.

At the Group's preliminary results announcement on 3 March 2005, we indicated
that revenue growth for 2005 is expected to be lower than 2004 due to the impact
of tougher comparatives for 2005. Whilst trading was ahead of expectations for
the first two months the advertising market softened during March and April. It
is too early to determine the implications of recent trends in advertising
revenues partly due to the timing of Easter relative to 2004 and uncertainties
created by the General Election.

The Board continues to have confidence in its performance-based strategy and
anticipates a satisfactory outcome for the year.

Enquiries:

Trinity Mirror plc

Vijay Vaghela   020 7293 3622
Group Finance Director

Nick Fullagar
Director of Corporate Communications

Finsbury

EXHIBIT C-(b) 134

♠ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:57 06-May-05
Number	0136M

Trinity Mirror plc

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 400,000 of its Ordinary Shares for cancellation at a price of 619.9600 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Robin Tennent
Morgan Stanley & Co. International Limited
020 7425 8000

END

Close

EXHIBIT C-(b) 135

Regulatory Announcement

Go to market news section

 Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:35 10-May-05
Number	1415M

Trinity Mirror plc
10 May, 2005

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 250,000 of its Ordinary Shares for cancellation at a price of 623.9585 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 136

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:51 11-May-05
Number	1962M

Trinity Mirror plc
11 May, 2005

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 600,000 of its Ordinary Shares for cancellation at a price of 616.8737 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 137



London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshe
14:22 Thu, May 12 2
UK 1

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Log off

Review Announcement

① — ② — ③ — ④
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS : 011008

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 265 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 3,943 shares in the Company.

previous ⊙   cancel ⊗   confirm ⊙

EXHIBIT C-(b) 138

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:23 13-May-05
Number	3158M

Trinity Mirror plc
13 May, 2005

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 608.60 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:57 19-May-05
Number	5438M

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 616.675 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 140

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:20 23-May-05
Number	6541M

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 18,500 of its Ordinary Shares for cancellation at a price of 618.7164 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 141



RNS | The company news service from
the London Stock Exchange

Last Refreshed At
11:18 Thu, May 26 2005
UK Time

Help | London Stock Exchange Home

1 details — 2 text — 3 review — 4 submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

AVS : 151545

Full Announcement Text



The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 310-10p Ordinary shares in the Company at the price of £6.335 each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 4,253 in the Company,

 confirm

cancel

previous

EXHIBIT C-(b) 142

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:35 31-May-05
Number	9602M

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 620.525 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 143

Regulatory Announcement

Go to market news section

[♠ Free annual report] 🔊 🖨

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:14 01-Jun-05
Number	0262N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 120,000 of its Ordinary Shares for cancellation at a price of 619.1629 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

[Close]

EXHIBIT C-(b) 144

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:06 07-Jun-05
Number	2713N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 175,000 of its Ordinary Shares for cancellation at a price of 618.4521 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 145

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:35 08-Jun-05
Number	3265N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 150,000 of its Ordinary Shares for cancellation at a price of 617.164 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 146

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:35 09-Jun-05
Number	3870N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 75,000 of its Ordinary Shares for cancellation at a price of 615.5334 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:40 16-Jun-05
Number	6846N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 50,000 of its Ordinary Shares for cancellation at a price of 609.6506 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 148

 Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Update on IFRS
Released	11:00 20-Jun-05
Number	7662N

RNS Number:7662N
Trinity Mirror PLC
20 June 2005

TRINITY MIRROR PLC

UPDATE TO IMPACT OF IFRS ON TRINITY MIRROR

Trinity Mirror plc ('the Group') announces an update on its transition to IFRS ("International Financial Reporting Standards"). As part of its 2004 Annual Report, the Group published a preliminary IFRS Consolidated Balance Sheet and Income Statement for 2004. This was published for illustrative purposes on the basis of IFRS, and interpretations thereof, in existence at that time.

Deferred tax on intangible assets

Following further interpretation of IAS 12 "Income Taxes", the Group will amend its accounting for deferred tax on identified intangible assets on its opening balance sheet. The current interpretation of IAS 12 requires that a deferred tax liability is recognised in respect of intangible assets arising on past business combinations of £474 million. Such deferred tax liability was not included in the Preliminary Consolidated balance sheet published as part of the 2004 Annual Report for the period ended 2 January 2005.

This accounting adjustment has no impact on either the Group's cash flows or on available distributable reserves, and, therefore, has no impact on the Group's ability to pay dividends.

The Group has grown over the past ten years through the acquisition of a number of newspaper publishing companies. These acquisitions were mainly structured as the purchase of shares, and, as a result, for UK GAAP purposes, publishing rights acquired of £1,580 million have been recognised in the Group consolidated balance sheet as separately identified intangible assets described as 'publishing rights and titles'.

For IFRS purposes a deferred tax liability is recognised in a business combination in respect of any identified intangible asset representing the difference between the fair value of the acquired asset and its tax base. Recognition of a deferred tax liability in respect of such a difference gives rise to a corresponding increase in goodwill accounted for in the consolidated balance sheet. However, the Group has taken the exemption under IFRS 1 'First Time adoption of International Financial Reporting Standards' whereby past business combinations need not be restated, and therefore cannot retrospectively adjust the carrying value of goodwill accounted for in respect of business combinations entered into prior to the transition date. As the carrying value of goodwill cannot be adjusted, recognition of the deferred tax liability results in a corresponding reduction in the Group's consolidated reserves.

Financial Instruments

The Group continues to make progress with respect to accounting for financial instruments under IAS 39 "Financial Instruments: Recognition and Measurement" and the revision issued on 16 June 2005 by the IASB (International Accounting Standards Board). The Group has elected not to apply IAS 39 for the 53 weeks ended 2 January 2005, and will adopt these standards prospectively from 3 January 2005 onwards.

The key items that will be impacted by IAS 39 are the $602m fixed rate private placement loan notes, and the cross-currency interest rate swaps related to these borrowings. The cross currency interest rate swaps ensure that all interest and principal payments in respect of the loan notes are fully hedged up until maturity. As these swaps were taken out to hedge the fair value exposure to the private placement loans, after having assessed the cost implications of applying hedge accounting, the Group has chosen not to apply hedge accounting under IAS 39.

Under UK GAAP the Group is required to adopt FRS 26 'Financial Instruments Measurement' this year which contains the same provisions as IAS 39. The adoption of IAS 39 under IFRS and FRS 26 under UK GAAP are likely to impact distributable reserves, which at this stage, is not considered to be material.

The profit impact of adopting IAS 39, on the results for the 26-weeks ended 3 July 2005 will be determined by interest rates and exchange rates prevailing at the Balance Sheet date. Deferred tax will have to be provided on adjustments arising from the adoption of IAS 39.

Enquiries

Vijay Vaghela   020 7293 3000
Group Finance Director

Nick Fullagar   020 7293 3622
Director of Corporate Communications

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 149

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	17:21 20-Jun-05
Number	8094N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 610.3314 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 150

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:40 21-Jun-05
Number	8621N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 100,000 of its Ordinary Shares for cancellation at a price of 607.6275 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 151

Regulatory Announcement

Go to market news section

 Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Transaction in Own Shares
Released	16:57 22-Jun-05
Number	9219N

Transaction in Own Shares

Trinity Mirror announces that it has today purchased 25,000 of its Ordinary Shares for cancellation at a price of 610 pence per share.

Enquiries

Nick Fullagar
Trinity Mirror plc
020 7293 3000

Jonathan Wilcox
JPMorgan Cazenove Limited
020 7588 2828

END

Close

EXHIBIT C-(b) 152

London **STOCK EXCHANGE**

RNS | The company news service from the London Stock Exchange

Last Refreshed
17:04 Fri, Jun 24 20
UK T

Help | London Stock Exchange Home

Review Announcement

2005 DEC -7 P 2: 55

OFFICE OF INTERNATIONAL

● ● ● ④
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 871023

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 300 10p Ordinary shares in the Company at £6.175p per share. The purchase was made pursuant to an irrevocable mandate given by Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 4,553 shares in the Company.

previous    cancel    confirm

EXHIBIT C-(b) 153

♣ Free annual report ▦ 📇

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Trading Statement
Released	07:00 30-Jun-05
Number	2485O

RNS Number:2485O
Trinity Mirror PLC
30 June 2005

Thursday 30th June 2005

TRINITY MIRROR PLC
PRE CLOSE TRADING UPDATE
26 week period ending 3rd July 2005

Trinity Mirror plc is today issuing a trading update for the 26 weeks ending 3rd
July 2005 - ahead of entering its close period. The company will announce its
interim results on 28th July.

Advertising

Since our AGM statement on 5th May, the advertising market has remained
challenging. Group advertising revenues for the 26 week period are expected to
fall by 0.4% year on year.

The Regionals division is expected to achieve advertising revenue growth of 1.4%
year on year for the period. Growth in display, other classified categories and
particularly in property has been partially offset by declines in recruitment
and motors.

Advertising revenues for the Nationals division are expected to fall by 5.3%
year on year reflecting a 7.0% decline in the UK National titles and a 0.3%
decline in the Scottish National titles. The National newspapers continue to
hold volume market share of advertising.

The Sports division is expected to achieve advertising revenue growth of 14.5%
year on year and the Magazines and Exhibitions advertising revenues are expected
to increase marginally by 0.5%.

Circulation

Group circulation revenues for the 26 week period are expected to increase by
3.1% year on year. All newspaper divisions are expected to achieve growth in
circulation revenues with expected increases of 5.2% for Regional newspapers,
1.9% for National newspapers and 9.6% for Sports newspapers. Magazines and
Exhibitions circulation revenues are expected to be 1.1% lower.

Outlook

In an uncertain economic climate the Board's strategy "Stabilise Revitalise
Grow" continues to drive improvements in performance. Whilst we anticipate the
advertising market will remain extremely challenging the Board expects a
satisfactory outcome for the year.

Enquiries:

```
Trinity Mirror plc                                    020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury                                              020 7251 3801
Rupert Younger
James Leviton


                    This information is provided by RNS
            The company news service from the London Stock Exchange

END
```

EXHIBIT C-(b) 154

AVS : 871752

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, that they are interested in 20,999,539 (previously 19,993,171) Trinity Mirror plc Ordinary Shares, representing 7.179% (previously 6.824%) of the issued share capital.

previous

cancel

confirm

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Acquisition
Released	10:30 19-Jul-05
Number	0252P

RNS Number:0252P
Trinity Mirror PLC
19 July 2005

19 July 2005

TRINITY MIRROR PLC

ACQUISITION OF SMART MEDIA SERVICES LIMITED

Trinity Mirror plc announces today the acquisition of Smart Media Services Ltd,
the owner of smartnewhomes.com, the UK's leading internet marketing portal for
new-build homes.

Trinity Mirror acquired Smart Media Services for an initial consideration of
£11.3 million and a deferred consideration based on future earnings capped to a
maximum of £5.3 million, all of which will be satisfied in cash and loan notes.

Enquiries:

Trinity Mirror plc
Nick Fullagar   020 7293 3622
Director of Corporate Communications

Finsbury
James Leviton   020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

EN

EXHIBIT C-(b) 156

 **RNS** | The company news service from the London Stock Exchange

 Last Refresh
11:02 Fri. Jul 22
UK

Help | London Stock Exchange Home

Review Announcement

details   text   review   subn

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provic you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

''ck on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to .icel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

AVS : 046008

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 23,828,184 (previously 22,987,148) Trinity Mirror plc Ordinary Shares, representing 8.145% (previously 7.778%) of the issued share capital.

previous   cancel    confirm



EXHIBIT C-(b) 157

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director/PDMR Shareholding
Released	16:06 25-Jul-05
Number	2791P

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 325 10p Ordinary shares in the Company at the price of £6.04 each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 4,878 shares in the Company.

END

Close

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(c)

Exhibit C(c)

Circulars distributed by Trinity Mirror plc to its shareholders pursuant to the requirements of the Companies Act 1985, Listing Rules, Disclosure Rules and its Articles of Association

	Date filed	Information
1	18 March 2003	Notice of AGM
2	22 March 2004	Letter to Shareholders and Notice of AGM
3	3 March 2005	Letter to Shareholders and Notice of AGM
4	13 September 2005	Recommended Cash Offer on behalf of Trinity Mirror Acquisitions Ltd (a wholly owned subsidiary of Trinity Mirror Plc) for the hotgroup plc (For a copy, please see Exhibit C (b) - 174

EXHIBIT C-(c) 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares in Trinity Mirror plc please forward this document, together with the accompanying documents to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Trinity Mirror plc

(Registered in England and Wales No 82548)

Notice of the 2003 Annual General Meeting
and explanatory notes

THE 2003 ANNUAL GENERAL MEETING IS TO BE HELD ON THURSDAY 8TH MAY 2003 AT 11.30 AM AT THE GREAT EASTERN HOTEL, LIVERPOOL STREET, LONDON EC2M 7QN.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 98th Annual General Meeting of Trinity Mirror plc will be held at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN on Thursday 8th May 2003 at 11.30 am to consider and, if thought fit, (and subject in the case of resolution 11 to the passing of resolution 10) pass the following resolutions which will be proposed as ordinary resolutions (in the case of resolutions 1-10 inclusive) and as special resolutions (in the case of resolutions 11-12 inclusive).

Ordinary Resolutions

1 To receive the Directors' Report, Financial Statements and Auditors' Report for the year ended 29th December 2002.

2 To receive and adopt the Remuneration Report including the Remuneration Committee's remuneration policy for executive directors as set out in the Annual Report and Accounts for the year ended 29th December 2002.

3 To declare a final dividend in respect of the year ended 29th December 2002.

4 To re-appoint as a Director Mrs Sly Bailey.

5 To re-appoint as a Director Sir Victor Blank.

6 To re-appoint as a Director Sir Angus Grossart.

7 To re-appoint as a Director Mrs Penny Hughes.

8 To re-appoint as a Director Mr Paul Vickers.

9 To re-appoint Deloitte & Touche as Auditors and to authorise the Directors to fix the Auditors' remuneration.

10 That the Directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities under the said section 80) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to a maximum aggregate nominal amount of £9,723,405 to such persons at such times and upon such conditions as the Directors may determine (subject to the Articles of Association of the Company) during the period commencing on the date of passing of this resolution and expiring at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 7th August 2004), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry.

Special Resolutions

11 That the Directors of the Company be and they are hereby empowered, pursuant to section 95(1) of the Companies Act 1985 (the "Act"), to allot equity securities for cash (within the meaning of section 94(2) of the Act) pursuant to the authority under section 80 of the Act conferred upon the Directors by resolution 8 as if section 89(1) of the Act did not apply to any such allotment, save that this power shall be in substitution for all existing powers conferred on the Directors pursuant to the said section 95(1), and provided that this power shall be limited:

   (a) to the allotment of equity securities in connection with a rights issue or other issue in favour of holders of ordinary shares in the Company where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but, subject to such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional

entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or any other matter whatsoever); and

(b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal value of £1,458,656,

and shall unless renewed, varied or revoked by the Company in general meeting expire at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 7th August 2004), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry.

12 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company on such terms and in such manner as the Directors may from time to time determine and in substitution for all existing powers conferred on the Directors provided that:

(a) the maximum number of shares hereby authorised to be purchased is 29,173,134;

(b) the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased (excluding expenses);

(c) the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses; and

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or if earlier, on 7th August 2004) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

By Order of the Board
P A Vickers
Secretary
18th March 2003

Notes

1 A holder of ordinary shares entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and, on a poll, vote in his/her place. A proxy need not be a member of the Company. A form of proxy is enclosed with this document, and members who wish to use it should see that it is deposited, duly completed, with the Company's Registrar not less than 48 hours before the time fixed for the meeting. Completing and posting of the form of proxy will not preclude shareholders from attending and voting in person at the AGM should they wish to do so.

2   Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6 pm on 6th May 2003 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on 6th May 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3   This notice is sent to holders of options under the Trinity Mirror plc Option Schemes for information purposes only.

4   Copies of the register of Directors' interests in Shares and of all Directors' service agreements will be available for inspection at any time during normal business hours on each business day at the Company's registered office. Such documents will also be available for inspection at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN from 10.30 am on 8th May 2003 until the conclusion of the Annual General Meeting.

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

In addition to the ordinary business to be dealt with at the AGM there are items of special business contained in Resolutions 2, 10, 11 and 12. An explanation of the Resolutions is set out below.

Report and accounts: Resolution 1

The Directors present to shareholders at the AGM the accounts for the previous financial year, on this occasion for the year ended 29th December 2002, and the Directors' and Auditors' reports on those accounts.

Remuneration Policy: Resolution 2

Resolution 2 presents to shareholders at the AGM the Board's Remuneration Report which includes the Company's remuneration policy. For several years the Board's Remuneration Report has contained a detailed explanation of the role of the Remuneration Committee and the policy it adopts for determining the remuneration for executive Directors.

Section 241A of the Companies Act 1985 ("the Act") provides that listed companies must move a resolution to approve the directors' remuneration report at the general meeting at which the annual accounts are laid. Although this provision only applies to listed companies with a financial year end on or after 31st December 2002 the Directors consider that it is appropriate not only to produce a directors' remuneration report but also to give shareholders the opportunity to consider and approve its contents.

The Remuneration Report explains the different elements which comprise executive remuneration, including how base salaries and annual and long term incentive remuneration are determined for executive Directors. In addition, the utilisation of the executive share option schemes and the provision of other benefits are explained.

Declaration of a final dividend due and payable on 4th June 2003: Resolution 3

Final dividends need to be approved by the shareholders. However, the final dividend cannot be more than the amount recommended by the Directors. The Directors are recommending a final dividend for the year ended 29th December 2002 of 12.3 pence per Ordinary Share due and payable on 4th June 2003 to shareholders on the register at the close of business on 9th May 2003.

Re-appointment of Sly Bailey, Sir Victor Blank, Sir Angus Grossart, Penny Hughes and Paul Vickers: Resolutions 4, 5, 6, 7 and 8

Sly Bailey commenced service as a Director of the Company since the last annual general meeting and in accordance with the Articles of Association offers herself for, and is recommended by the Board for, re-appointment as a Director.

The Articles of Association require that Directors will retire at the third annual general meeting following their last appointment by shareholders at an annual general meeting. Accordingly Sir Victor Blank, Sir Angus Grossart, Penny Hughes and Paul Vickers are offering themselves for, and are recommended by the Board for, re-appointment as Directors.

Sly Bailey and Paul Vickers are both executive Directors and Sir Victor Blank, Sir Angus Grossart and Mrs Hughes are non-executive Directors. Biographical details of each of them are included in the Annual Report and Accounts 2002.

Re-appointment and remuneration of auditors: Resolution 9

Deloitte & Touche's period of office as auditors of the Company expires at the conclusion of the AGM. This resolution proposes their re-appointment as auditors. It is normal practice for the Company's Directors to be authorised to fix the auditors' remuneration, which is also dealt with in this resolution.

Authority to allot shares: Resolution 10

Section 80 of the Act provides in relation to all companies that the Directors may not allot relevant securities (as defined in that section) unless authorised to do so by the company in general meeting or by its articles of association. Accordingly, the ordinary resolution set out as Resolution 10 in the notice of AGM seeks to renew for a further period, expiring at the close of the 2004 Annual General Meeting or, if earlier 7th August 2004 the authority previously granted to the Directors under section 80 of the Act to take advantage of business opportunities as they arise. This authority will relate to a total of 97,234,057 Ordinary Shares of 10p each, representing approximately 33.33% of the issued ordinary share capital of the Company as at 25th February 2003. This is within the maximum limit permitted by the Institutional Investor Committee guidelines. The Directors have no present intention of allotting, or agreeing to allot, any shares pursuant to this authority.

Disapplication of pre-emption rights: Resolution 11

Section 89 of the Act gives holders of equity securities (within the meaning of the Act), with limited but important exceptions, certain rights of pre-emption on the issue for cash of new equity securities. The Directors believe that it is in the best interests of the Company that, as in previous years, the Board should have limited authority to allot some part of the Company's authorised but unissued equity share capital for cash without first having to offer such shares to existing shareholders to empower them to make allotments of equity securities to take advantage of business opportunities as they arise. The Directors' current authority expires at the close of the forthcoming Annual General Meeting and, accordingly, the special resolution set out at Resolution 11 in the notice of AGM seeks to renew this authority on similar terms for a further period, expiring at the close of the 2004 Annual General Meeting or, if earlier, 7th August 2004. The authority, if granted, will relate to allotments in respect of rights issues and similar offerings (where difficulties arise in offering shares to certain overseas shareholders and in relation to fractional entitlements) and generally to allotments (other than in respect of rights issues) of equity securities having an aggregate nominal value not exceeding £1,458,656 being approximately 5% of the issued ordinary share capital of the Company as at 25th February 2003. This figure is within the Institutional Investor Committee guidelines.

Purchase of Own Shares: Resolution 12

The resolution is to authorise the Company to make market purchases of its own shares. The authority should not be taken to imply that shares will be purchased at any particular price or indeed at all, and the Board has no present intention of exercising this power but would wish to retain the flexibility to do so in the future.

The authority would expire at the conclusion of the 2004 Annual General Meeting or, if earlier, on 7th August 2004. The Board intends to seek renewal of this power at subsequent annual general meetings.

The resolution specifies the maximum number of shares which may be purchased (representing 10% of the Company's issued ordinary share capital as at 25th February 2003) and the maximum and minimum prices at which they may be bought, reflecting the requirements of the Act and the Listing Rules.

Purchases would only be made on the London Stock Exchange. Any shares purchased would be cancelled and the number of shares in issue would be reduced. Accordingly, the Board would only exercise the power to make purchase of shares after consideration of the effect on earnings per share and the benefits for longer term shareholders.

EXHIBIT C-(c) 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares in Trinity Mirror plc please forward this document, together with the accompanying documents to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Trinity Mirror plc

(Registered in England and Wales No 82548)

NOTICE OF THE 2004 ANNUAL GENERAL MEETING AND A LETTER FROM YOUR CHAIRMAN INCLUDING AN EXPLANATION OF THE SPECIAL BUSINESS TO BE CONDUCTED AT THAT MEETING WHICH IS TO BE HELD ON THURSDAY 6TH MAY 2004 AT 11.30 AM AT THE GREAT EASTERN HOTEL, LIVERPOOL STREET, LONDON EC2M 7QN.

GLOSSARY

"Company"   means Trinity Mirror plc.

"EBT"   means the Trinity Mirror Employees' Benefit Trust.

"Employees' Share Schemes"   means the EBT, the LTIP and the SIP.

"LTIP"   means the Trinity Mirror Long Term Incentive Plan 2004.

"Share"   means an ordinary share in the capital of the Company.

"SIP"   means the Trinity Mirror Share Incentive Plan.

Trinity Mirror plc

(Registered in England and Wales No 82548)

Registered Office
One Canada Square
Canary Wharf
London
E14 5AP

22 March 2004

To the holders of Ordinary Shares

Dear Shareholder

The 99th Annual General Meeting of the Company is to be held at 11.30 am on Thursday 6th May 2004 at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN.

You will see from the notice of AGM, on page 15 of this document that, in addition to the ordinary business to be dealt with at the AGM there are items of special business contained in Resolutions 7 to 9 and 11 to 18 inclusive. An explanation of the Resolutions is set out below.

Report and accounts: Resolution 1

The Directors present to shareholders at the AGM the accounts for the previous financial year, on this occasion for the year ended 28th December 2003, and the Directors' and Auditors' reports on those accounts.

Remuneration Policy: Resolution 2

Resolution 2 presents to shareholders at the AGM the Board's Remuneration Report which includes the Company's remuneration policy. The Board's Remuneration Report contains a detailed explanation of the role of the Remuneration Committee and the policy it adopts for determining the remuneration for executive Directors.

The Remuneration Report explains the different elements which comprise executive remuneration, including how base salaries and annual and long term incentive remuneration are determined for executive Directors. In addition, the utilisation of the executive share option schemes and the provision of other benefits are explained.

Declaration of a final dividend due and payable on 7th June 2004: Resolution 3

Final dividends need to be approved by the shareholders. However, the final dividend cannot be more than the amount recommended by the Directors. The Directors are recommending a final dividend for the year ended 28th December 2003 of 12.8 pence per Ordinary Share due and payable on 7th June 2004 to shareholders on the register at the close of business on 7th May 2004.

Re-appointment of Peter Birch, David Ross and Vijay Vaghela: Resolutions 4, 5 and 6

The Articles of Association require that Directors will retire at the third annual general meeting following their last appointment by shareholders at an annual general meeting. Accordingly Peter Birch is offering himself for, and is recommended by the Board for, re-appointment as a Director.

Peter Birch CBE (66) who is the Senior Independent Director, joined the Board in March 1998 and was Chairman of Trinity until September 1999. He started his commercial career at Nestle and then moved to Gillette, eventually becoming Managing Director, Gillette UK. He then joined the Abbey National where he served as Chief Executive between 1984 and 1998. He is currently Chairman of Land Securities Plc and Kensington Group Plc. He is also a director of NM Rothschild & Son, Travelex Plc, Sainsbury's Bank plc and Dah Sing Financial Holdings Limited. He is a member of the Audit, Remuneration and Nominations committees.

The Nominations Committee has reviewed Peter Birch's performance as a non-executive director and I can confirm that we believe that he continues to be effective, is committed to the role and should be re-elected.

David Ross and Vijay Vaghela commenced service as Directors of the Company since the last annual general meeting and in accordance with the Articles of Association offer themselves for, and are recommended by the Board for, re-appointment as Directors.

David Ross (38) joined the Board in February 2004. He qualified as a chartered accountant with Arthur Andersen & Co. He co-founded and is currently Deputy Chairman of The Carphone Warehouse, Europe's leading mobile communication retailer. He took a lead role with The Carphone Warehouse IPO in July 2000 and has been responsible for developing that company in Europe through the organisation and restructuring of a series of major acquisitions including the acquisition of Tandy in the UK. He holds non-executive directorships at National Express Group Plc, Wembley National Stadium Limited and Big Yellow Self Storage Plc and is a council member of Sports England. He is a member of the Audit, Remuneration and Nominations Committees.

Vijay Vaghela (37) qualified as a chartered accountant and worked in private practice with Deloitte & Touche. He joined Mirror Group in 1994 as Internal Auditor. He was subsequently Group Treasurer and then director of Accounting and Treasury. He was appointed Group Finance Director in May 2003.

Political donations: Resolutions 7, 8 and 9

The Political Parties, Elections and Referendums Act 2000 came into effect on 16th February 2001 and made changes to the Companies Act 1985 (the Act). Amongst other things, the Act now prohibits the Company or its subsidiaries from making donations to EU political organisations (in excess of an aggregate of £5,000 in the 12 month period following the Company's AGM in 2001 or in any succeeding 12 month period) or incurring EU political expenditure unless such donations or expenditure have been authorised by the Company's shareholders in general meeting.

The Act defines EU political organisations very widely and, as a result, it is possible that EU political organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it is in the shareholders' interest for the Company to support.

The Company has never made any direct cash donation to any political party but in the past Mirror Group Plc supported the work of a research assistant to the then Shadow Secretary of State for Northern Ireland and more recently a member of staff was allowed to take paid leave to work within the Labour Party General Election headquarters during 2001.

The Act also regards commercial sponsorship of EU political organisations as a "donation". The Directors believe that it is in the commercial best interests of certain of our subsidiary companies if, on

4

occasion, some titles are associated to a limited extent with a political party. To that end The Daily Mirror has, through MGN Limited, sponsored the Labour Party Gala Dinner and The Daily Record has sponsored the Scottish Labour Party Gala Dinner. The last occasion on which The Daily Mirror sponsored the Labour Party Gala Dinner was 2001. The Daily Record sponsored the Scottish Labour Party Gala Dinner in 2003 at a cost of £10,000.

The definitions of "donation" and "EU political expenditure" in the Act are widely drafted and could cover some activities in the normal course of a company's business which would not be thought of as political donations in the everyday sense. These could include for example taking a table at a Conservative Businessman's dinner in the Midlands, hosting a seminar to which politicians are invited or even paying for a journalist to travel on a party leader's election "battle bus".

Shareholders will remember that their approval was sought for members of the Group to make donations to EU political organisations and to incur EU political expenditure to a limited extent at the AGM in 2001 during the period expiring at the end of this year's AGM. A renewal of this authority is now being sought. The Directors ask for the enabling resolutions to remain in force for three years. The authority will enable relevant companies to sponsor political parties from time to time (as the Directors believe is in the best interests of the companies) and will enable the Company to be sure that it does not otherwise unintentionally commit a technical breach of the Act.

The resolutions are expressed in general terms, rather than referring to specific donations or expenditure because that is what the Act requires; however, in accordance with the Act the Company will make disclosure in its next Annual Report of any donation made by it or its subsidiaries to an EU political organisation or any EU political expenditure incurred which is in excess of £200. The sponsorship of the Scottish Labour Party Gala Dinner in 2003 referred to above is disclosed in the 2003 Report and Accounts and was the only donation made last year. The Company seeks authority for three subsidiaries, being MGN Limited, Scottish Daily Record and Sunday Mail Limited and Trinity Mirror Regionals plc, to make donations to EU political organisations and incur EU political expenditure, all within specified limits. Three separate resolutions are proposed because the Act requires a different one in relation to each relevant subsidiary and requires each resolution to specify the upper level of permitted expenditure. The Directors consider it appropriate to spend up to £75,000 in any period of twelve months across the Group on activities in this area, but with no more than £50,000 being spent by any one member of the Group. Each of the resolutions seeks authority to spend up to £150,000 in respect of donations to EU political organisations and on EU political expenditure over the 3 year period to provide flexibility but the Board considers that such donations and expenditure should not exceed £75,000 in aggregate across the Group in any period of twelve months. These enabling resolutions will allow the Company to act as it has in the recent past and we do not anticipate any change in policy or the giving of any direct donations to political parties.

Re-appointment and remuneration of auditors: Resolution 10

Deloitte & Touche's period of office as auditors of the Company expires at the conclusion of the AGM. This resolution proposes their re-appointment as auditors. It is normal practice for the Company's Directors to be authorised to fix the auditors' remuneration, which is also dealt with in this resolution.

Employees' Share Schemes: Resolutions 11, 12, 13 and 14

The Trinity Mirror Long Term Incentive Plan 2004

In early 2003, the Chief Executive reviewed all aspects of the business and outlined the results of that review to shareholders at the announcement of the Interim Results in July. Our new strategy can be summarised as "Stabilise Revitalise Grow", whilst working to make the Group as a whole worth considerably more than the sum of its parts. We believe that we are well on the way to achieving the "Stabilise" element of the strategy and are now focusing on the revitalisation and growth elements. To move into these phases we believe that it is vital that we move to even more of a performance culture within the Group and in particular amongst the senior management group who will lead the Company.

In the light of this the Remuneration Committee reviewed the Company's long-term incentive programme. It has received independent advice from New Bridge Street Consultants LLP and given regard to current best practice, and how best to retain and motivate key employees to deliver long-term performance. In formulating the proposals the Company consulted with the Association of British Insurers, the National Association of Pension Funds and its major investors. Following the review and the consultation process the Remuneration Committee has decided that it wishes to change the Company's long-term incentive arrangements to:

- Provide a better link between management performance and reward;

- Use the equity in the Company more efficiently for reward purposes;

- Encourage key executives to build and maintain a significant shareholding;

- Bring those arrangements more in line with best practice and the evolving views of investors.

This will be achieved by:

- Replacing the existing Executive Share Option Scheme for senior executives with a long-term incentive plan, which will reward senior executives for delivering progressively better Total Shareholder Return ("TSR") and Earnings per Share ("EPS") performance;

- Linking a substantial part of these rewards to investment by senior executives in Company shares;

- Introducing a share ownership guideline for Executive Directors and the rest of the Executive Committee linked to the vesting of awards over shares under the proposed long-term incentive plan. In particular, the Remuneration Committee has decided that the Executive Directors and Executive Committee Members will be expected to hold 50% of the shares which vest under the new LTIP (after allowing for sales of shares to pay the tax on vesting) until they hold shares worth 150% of base salary in the case of the Chief Executive, 100% of base salary for other Executive Directors and between 30% and 50% of base salary for Executive Committee Members. In any event the Remuneration Committee expects the Executive Directors and Executive Committee Members to achieve the target level of shareholding within 5 years.

The main terms of the proposed Trinity Mirror Long-Term Incentive Plan 2004 (the "LTIP") and the initial performance conditions are summarised in Part 1 of the Appendix.

Subject to the approval and adoption of the LTIP by the shareholders of the Company at general meeting, it is proposed that the first awards will be made in May 2004 following the Annual General Meeting. In subsequent years they will normally be made following the announcement of the Company's results in or around February of each year.

Share Incentive Plan

The Company is also proposing to establish a new Inland Revenue approved all-employee share plan called the "Trinity Mirror Share Incentive Plan" the main terms of which are set out in Part 3 of the Appendix.

The Board will decide over the course of the year how the SIP should be operated.

Extension of the Employees' Share Schemes Overseas

The Company may extend any or all of the Employees' Share Schemes to employees of the Company or any of its subsidiaries who are resident or working overseas by establishing such supplements or appendices to the Employees' Share Schemes as they consider appropriate to take advantage of or comply with local laws and regulations. Overall limits on the availability of Shares and on individual participation in the Employees' Share Schemes will apply to any such supplements or appendices.

Authority to allot shares: Resolution 15

Section 80 of the Act provides in relation to all companies that the Directors may not allot relevant securities (as defined in that section) unless authorised to do so by the company in general meeting or by its articles of association. Accordingly, the ordinary resolution set out as Resolution 15 in the notice of AGM seeks to renew for a further period, expiring at the close of the 2005 Annual General Meeting or, if earlier, 5th August 2005, the authority previously granted to the Directors under section 80 of the Act to take advantage of business opportunities as they arise. This authority will relate to a total of 98,200,000 Shares of 10p each, representing approximately 33.33% of the issued ordinary share capital of the Company as at 22nd March 2004. This is within the maximum limit permitted by the Institutional Investor Committee guidelines. The Directors have no present intention of allotting, or agreeing to allot, any Shares pursuant to this authority.

Disapplication of pre-emption rights: Resolution 16

Section 89 of the Act gives holders of equity securities (within the meaning of the Act), with limited but important exceptions, certain rights of pre-emption on the issue for cash of new equity securities. The Directors believe that it is in the best interests of the Company that, as in previous years, the Board should have limited authority to allot some part of the Company's authorised but unissued equity share capital for cash without first having to offer such Shares to existing shareholders to empower them to make allotments of equity securities to take advantage of business opportunities as they arise. The Directors' current authority expires at the close of the forthcoming Annual General Meeting and, accordingly, the special resolution set out at Resolution 16 in the notice of AGM seeks to renew this authority on similar terms for a further period, expiring at the close of the 2005 Annual General Meeting or, if earlier, 5th August 2005. The authority, if granted, will relate to allotments in respect of rights issues and similar offerings (where difficulties arise in offering shares to certain overseas shareholders and in relation to fractional entitlements) and generally to allotments (other than in respect of rights issues) of equity securities having an aggregate nominal value not exceeding £1,472,500 being approximately 5% of the issued ordinary share capital of the Company as at 22nd March 2004. This figure is within the Institutional Investor Committee guidelines.

Purchase of Own Shares: Resolution 17

The resolution is to authorise the Company to make market purchases of its own Shares. The authority should not be taken to imply that Shares will be purchased at any particular price or indeed at all, and the Board has no present intention of exercising this power but would wish to retain the flexibility to do so in the future.

The authority would expire at the conclusion of the 2005 Annual General Meeting or, if earlier, on 5th August 2005. The Board intends to seek renewal of this power at subsequent annual general meetings.

The resolution specifies the maximum number of Shares which may be purchased (representing 10% of the Company's issued ordinary share capital as at 22nd March 2004) and the maximum and minimum prices at which they may be bought, reflecting the requirements of the Act and the Listing Rules.

Purchases would only be made on the London Stock Exchange. Any Shares purchased would be cancelled and the number of Shares in issue would be reduced. Accordingly, the Board would only exercise the power to make purchase of Shares after consideration of the effect on earnings per share and the benefits for longer term shareholders.

Amendment to Articles of Association: Resolution 18

The Company's Articles of Association limit the amount that can be paid to Directors as basic Directors' fees. The fees paid to non-executive directors have not been reviewed for a number of years. The Board has resolved that the base fee for non-executive directors should be raised from £32,500 to £40,000. Following the Cadbury, Greenbury, Hampel and Higgs reports the responsibilities of non-executive directors have increased markedly. As set out in the Directors' Report, it has been agreed that all non-executive directors now serve as members of the Audit, Remuneration and Nominations Committees and the increase in fee is intended to reflect the increased workload. In addition it is proposed that the Chairman of the Audit Committee should receive a fee of £15,000 per annum and that the Chairman of the Remuneration Committee should receive a fee of £10,000 per annum. These increases will be effective from 1st July 2004. It is therefore proposed that the limit in the Articles of Association be raised from £200,000 to £500,000.

The Board has decided to place a shareholding requirement on non-executive Directors who will now be expected to acquire Shares equal in value to one times their total annual remuneration from the Company. Non-executive Directors will be expected to acquire those Shares within 3 years from the AGM in 2004 or 3 years from first appointment.

Recommendation

Your Directors believe that the resolutions referred to in this letter which are to be proposed at the AGM are in the best interests of the Company and of shareholders as a whole and recommend shareholders to vote in favour of them, as each of your Directors intends to in respect of his own beneficial holding.

Yours sincerely,

Sir Victor Blank
Chairman

APPENDIX

SUMMARY OF THE PRINCIPAL FEATURES OF THE EMPLOYEES' SHARE SCHEMES

Part 1. Summary of the principal features of the Trinity Mirror Long-Term Incentive Plan 2004 (the "LTIP")

(a) *Administration* – The operation of the LTIP will be the responsibility of the Company's Remuneration Committee. The LTIP described in this Part 1 will be operated in conjunction with the EBT described in Part 2 of the Appendix. The LTIP will, if adopted, be operated over Shares and may be operated over new issue, market purchased and treasury Shares.

(b) *Eligible Employees* – All employees of the Company and of its subsidiaries (including Executive Directors) who are not within six months of their normal or anticipated retirement date will be eligible to participate in the LTIP at the discretion of the Remuneration Committee. Eligible employees shall not be entitled as of right to participate in the LTIP.

(c) *Grant of Awards* – An award will comprise either an option to acquire Shares on payment at exercise of £1 or nominal consideration, or an option to subscribe for Shares on payment at exercise of the aggregate nominal value of the Shares under an award. The Remuneration Committee will select whichever form of award is most appropriate at the date of grant.

The Remuneration Committee may, in its discretion, grant awards comprising one, or a combination of, the following:

(i) *Performance Shares* – In any financial year, an eligible employee may be granted an award over Performance Shares the vesting of which will be subject to the continued employment of the participant within the Group and the satisfaction of a performance condition.

(ii) *Matching Shares* – In any financial year, an eligible employee may be granted an award over Matching Shares which will be linked to the employee investing all or a portion of his or her annual post tax bonus (subject to a maximum to be determined by the Remuneration Committee from time to time) in Shares ("Deposited Shares"). The Remuneration Committee may allow a newly recruited employee (who would not have received a bonus) to invest in Deposited Shares using their own money. The level at which the new recruit will be permitted to invest will be calculated using his nominal bonus potential benchmarked against the mean percentage bonus achieved by Executives of a similar grade in the previous year. An award over Matching Shares will vest subject to the continued employment of the participant within the Group, the satisfaction of a performance condition and the participant's retention of Deposited Shares.

Awards of Performance Shares and Matching Shares may only be granted within three months of the LTIP's approval by shareholders, within 42 days following the announcement by the Company of its results for any period, or the expiry or removal of any restrictions imposed on the Company which have previously prevented an award from being granted, or at any other times considered by the Remuneration Committee to be exceptional.

Initially, the Matching Shares element of the LTIP will only apply to Executive Directors, members of the Executive Committee and a group of other executives (approximately 65 people in total). The Performance Shares element of the LTIP will apply to those executives who have been receiving share options under the existing executive share option scheme (approximately 165 people in total).

The Remuneration Committee will formally review the operation of the LTIP after no more than five years.

No awards may be granted more than 10 years after the approval of the LTIP by shareholders.

No payment will be required for the grant of an award over Performance Shares or Matching Shares.

(d) *Individual limits* – The maximum value or number of Shares over which awards may be granted under the LTIP is as follows:

(i) *Performance Shares* – No person shall be granted an award of Performance Shares in any financial year if the grant of such award would result in the aggregate market value of all Shares over which Performance Share awards have been granted to that person in that financial year exceeding 100% of that person's base salary (excluding benefits in kind). However to facilitate the recruitment of a particular eligible employee and where the Remuneration Committee determines that exceptional circumstances exist, the aggregate market value of all Performance Shares over which an award may be granted may not exceed 200% of the current rate of the relevant eligible employee's base salary.

Initially, the Remuneration Committee does not intend to grant awards to Executive Directors in excess of 80% of base salary with other managers receiving lower awards.

The market value of the Shares over which an award is made shall be taken to be an amount equal to the average of the closing middle-market quotations of such Shares on the London Stock Exchange on the three dealing days immediately preceding the date of grant of an award as obtained from the London Stock Exchange Daily Official List.

(ii) *Matching Shares* – For the purposes of determining the number of Matching Shares to Deposited Shares, the number of Deposited Shares shall be regarded as the number of Shares an eligible employee could have acquired if he had invested his bonus or, for a new recruit, other monies, before tax (income tax and employee's National Insurance) in Deposited Shares (the "Gross Deposited Shares"). The Remuneration Committee shall determine the number of Matching Shares over which an award may be granted to an eligible employee in any financial year, subject to a maximum match equal to two times the number of Gross Deposited Shares acquired by such eligible employee.

(e) *Limits on numbers of Shares* – The number of new Shares that may be issued in satisfaction of awards granted under the LTIP or any other employees' share scheme will be restricted to 10% of the issued ordinary share capital of the Company over any ten year period. The number of new Shares that may be issued in satisfaction of awards granted under the LTIP or any other executive share scheme will be restricted to 5% of the issued ordinary share capital of the Company over any ten year period. The Company intends to comply with the institutional investor guidelines as amended from time to time, regarding the inclusion of treasury Shares when calculating these units.

(f) *Vesting and exercise of awards* – An award will normally vest and become exercisable on the third anniversary of its date of grant (the "Vesting Date") if and to the extent that the applicable performance condition (see paragraph (h) below) has been satisfied and if the participant is still employed by the Group. In addition, in the case of an award over Matching Shares only, an award will only vest to the extent that the Deposited Shares are retained by the participant until the Vesting Date. If a participant withdraws any Deposited Shares before the Vesting Date, the award of Matching Shares shall lapse pro rata to the number of Deposited Shares withdrawn. Once vested, an award will remain capable of exercise for a period of six months (or such longer period as the Remuneration Committee may determine at any time when dealing in the Company's shares is prohibited).

(g) *Leaving employment* – An award will lapse on the date that a participant ceases to hold an office or employment with a member of the Group (the "Cessation Date") unless they leave as a "Good Leaver" i.e. cessation by reason of death, injury, ill health, retirement at normal or anticipated retirement age, redundancy, or the sale or transfer of the employee's employing company or undertaking or part undertaking out of the Group or any other reason (excluding summary dismissal or a participant leaving the Group to join a competitor) if the Remuneration Committee in its discretion so permits. If a participant leaves as a Good Leaver the Remuneration Committee may, in its discretion, determine that an award shall be capable of exercise during the period of six months (12 months on death) commencing on the Vesting Date or, in exceptional circumstances, the Cessation Date to the extent that the performance conditions have been satisfied on the Vesting Date or the Cessation Date (as determined by the Remuneration Committee taking account of the performance of the Company up to the Cessation Date) respectively. Awards that become capable of exercise before the Vesting Date shall be pro-rated for time, unless the Remuneration Committee determines otherwise. The Remuneration Committee may also determine that Awards, which are exercisable by a Good Leaver on or from the Vesting Date, shall be pro rated for time where the Cessation Date falls before the Vesting Date.

In the event of a takeover, scheme of arrangement or winding up of the Company (a "Corporate Event"), all subsisting awards will become exercisable for a limited period to the extent permitted by the performance conditions taking account of the performance of the Company up to the relevant Corporate Event. In addition, on a Corporate Event the number of Shares over which an award may be exercised shall be pro rated for time, unless the Remuneration Committee determines otherwise. If the Company is affected by a demerger which will adversely affect the current or future value of an award, the Remuneration Committee may allow awards to be exercised conditionally on such event happening, to the extent permitted on application of the performance conditions and pro-rated for time.

(h) *Performance conditions* – All awards over Performance Shares and Matching Shares will be subject to a performance condition as set by the Remuneration Committee before the grant of each award.

For initial awards, the vesting of an award over Performance Shares will be conditional on the achievement of two distinct performance conditions. 50% of an award will be based on EPS growth (defined as the underlying earnings per share of the Company pre exceptional items as disclosed in the Company's report and accounts) exceeding a range of targets above inflation and the remaining 50% will be based on a condition measuring the Company's total shareholder return ("TSR") against a comparator group of media companies. The comparator group for the initial awards in 2004 will comprise:

Aegis	BSkyB
Capital Radio	Chrysalis
Daily Mail and General Trust	EMAP
EMI	HIT Entertainment
ITV	Informa
Johnston Press	Pearson
Reed Elsevier	Reuters
SMG	Taylor Nelson Sofres
United Business Media	WPP

For awards made in 2004, the percentage of Performance Shares over which an award will vest is as follows:

50% of an Award of Performance Shares		50% of an Award of Performance Shares	
Company's EPS Growth over the performance period	Percentage of Shares Vesting	Rank of the Company's Total Shareholder Return (TSR) against comparator companies	Percentage of Shares Vesting
Below RPI + 4% p.a.	0%	11th to 19th (below median)	0%
RPI + 4% p.a.	30%	10th median	30%
RPI + 5% p.a.	50%	9th	45%
RPI + 6% p.a.	70%	8th	60%
RPI + 7% p.a.	80%	7th	70%
RPI + 8% p.a.	90%	6th	80%
RPI + 9% p.a.	100%	5th	90%
Performance between the various steps	Pro rata	1st to 4th (upper quintile and above)	100%

The number of Matching Shares over which an award will vest will be a multiple of the number of Gross Deposited Shares. Matching Share awards made in 2004 will vest as follows:

Company's EPS Growth	Matching Ratio (Matching Shares: Gross Deposited Shares)
Below RPI + 4% p.a.	0
RPI + 4% p.a.	0.6:1
RPI + 5% p.a.	1:1
RPI + 6% p.a.	1.4:1
RPI + 7% p.a.	1.6:1
RPI + 8% p.a.	1.8:1
RPI + 9% p.a.	2:1
Performance between the various steps	Pro rata

The performance period for awards over both Performance Shares and Matching Shares will be a single three year period, beginning on the first day of the financial year in which the award is granted and ending three years later. Awards will lapse at the end of the performance period to the extent that the performance condition has not been satisfied.

TSR calculations for all companies will be averaged over the three month period before the beginning of a performance period and the three month period to the end of a performance period.

For future awards the Remuneration Committee may set different performance targets from those described above as long as the new conditions are in the opinion of the Remuneration Committee no less challenging in the circumstances than the initial performance conditions. Similarly, the Remuneration Committee can vary the performance conditions for existing awards to take account of technical changes, for example, changes in accounting standards or the takeover of a company in the comparator group and the impact of corporate events, including acquisitions by the Company, as long as the amended performance condition is in the opinion of the Remuneration Committee no less challenging.

(i) *Voting and Dividend Rights attaching to Shares* – Shares allotted when an award vests will rank pari passu with existing Shares of the Company (except for rights attached to such Shares by reference to a record date prior to their allotment).

Awards of Performance Shares and Matching Shares shall not confer any shareholder rights, for example, the right to vote or receive any dividends, until the awards have vested and the participant has acquired the Shares.

(j) *Variation of capital* – In the event of any variation of share capital including:

    (i) a capitalisation issue, a rights issue, a sub-division or consolidation of shares, or a reduction of capital; or

    (ii) a demerger, payment of a capital dividend or similar event involving the Company, which in the opinion of the Remuneration Committee would affect the Share price to a material extent;

the Remuneration Committee may make such adjustments as it considers appropriate to adjust the number of Shares subject to an award and/or the price payable to acquire the Shares subject to the award.

(k) *Amendments to the LTIP* – The Remuneration Committee may, at any time, alter or add to the rules of the LTIP in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Shares, terms of vesting and the adjustment of awards in the event of a variation of capital except that the Remuneration Committee may without prior shareholder approval make any alteration which:

    (i) is a minor alteration made to benefit or facilitate the administration of the LTIP; or

    (ii) is necessary to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Company and its subsidiaries.

(l) *Benefits neither transferable nor pensionable* – Awards are neither transferable (except on death) nor pensionable.

(m) *Termination of the LTIP* – The LTIP may be terminated at any time by resolution of the Board or of the Company in general meeting and shall in any event terminate on the tenth anniversary of the date on which the LTIP is approved by the Company in general meeting. Termination will not affect the outstanding rights of participants.

Part 2. Summary of the principal features of The Trinity Mirror Employees' Benefit Trust (the "EBT")

(a) *The EBT* – The Company will establish the EBT. The trustee of the EBT (the "Trustee") will normally be financed by contributions from the Company or any participating subsidiaries. The Trustee may purchase Shares in the market or by subscribing Shares from the Company. Although the Trustee may provide Shares to be distributed to employees under other employees' share schemes established by the Company or operated by the Trustees, it is intended that it will be used initially for distributing Shares to executives pursuant to the LTIP.

(b) *Terms of the trust deed* – The trust deed provides that the Trustee shall hold all EBT assets and income received from time to time (including any permitted accumulations of income) upon trust for all or any one or more of the permitted beneficiaries (with power to appoint such assets or income in favour of such beneficiaries as the Trustee may in its absolute discretion determine). The beneficiaries are all employees and former employees of Group companies and their spouses, widows, and children and step-children under the age of 18 years (excluding anyone who at the absolute discretion of the Trustee is precluded from benefiting). At the expiry of 80 years or such earlier date as the Trustee may in its absolute discretion determine, the remaining trust assets will vest in any one or more of the permitted beneficiaries as the Trustee may select. No member of the Group may benefit under the terms of the EBT.

(c) *Trustee's powers* – The Trustee has wide powers of investment in securities, deposits or other property, including the power to change investments, insure, maintain and protect assets of the EBT and to leave such assets uninvested. The Trustee also has wide powers to borrow monies on the security of such assets. In practice, the Trustee will only invest in Shares or debentures in the Company (or in shares or debentures of any company which acquires the Company) for allocation to beneficiaries.

(d) *Trustee's powers to vote in respect of Shares held as investments* – The Trustee can exercise any voting rights in respect of Shares held as investments in such manner as it sees fit. The Trustee must have regard to the best interests of beneficiaries.

(e) *Takeovers* – The Trustee will have a discretion whether to accept any general offer made for the Company in respect of any Shares which it holds.

(f) *Trustee protection and indemnities* – The Trustee is indemnified against any actions, claims, costs, demands, expenses and other liabilities arising from any lawful action in connection with the EBT insofar as such liability cannot be discharged from the capital or income of the Trust Fund. The Trustee will not be liable for any loss to assets of the EBT arising out of any investments made in good faith and will not be liable for any negligence or fraud of any agent appointed by the Trustee except in the event of fraud or wilful wrong-doing on the part of the Trustee or its agent. There is no general liability on the Company to indemnify the Trustee against loss.

(g) *Appointment and removal of the Trustee* – The Company will be able to appoint new or additional trustees and remove any trustees. Normal powers are included to permit any person who is a banker, solicitor or other professional person who acts as Trustee to charge fees in the normal course of business.

Part 3. Summary of the principal features of The Trinity Mirror Share Incentive Plan (the "SIP")

(a) *Status* – It is intended that the SIP will be submitted for approval by the Inland Revenue under Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP will enable eligible employees to buy or be given Shares which if held by the trustee of the SIP (the "Trustee") on their behalf for the requisite period will be free of income tax and National Insurance contributions.

(b) *Administration* – The SIP will be constituted by a trust deed. The Trustee may be a subsidiary of the Company or an independent trustee. The SIP will be administered by the Trustee in accordance with the trust deed and the rules of the SIP. The Board (or a duly appointed committee thereof) may appoint and remove the Trustee.

(c) *Eligible employees* – All United Kingdom resident employees of participating Group companies who have been continuously employed for a period of one year (or such lesser period as determined by the Board), will be eligible to participate in the SIP. Other employees of participating Group companies may be invited to participate in the SIP at the Board's discretion.

(d) *Awards and acquisitions* – If the Board decides to operate the SIP, all eligible employees will be entitled to participate in the SIP on similar terms. The SIP has four discrete elements: Free Shares; Partnership Shares; Matching Shares and Dividend Shares. The Board has discretion to decide which elements are to be offered under the SIP at any time, as appropriate. Employees will only be eligible to participate in the SIP if they enter into a contract with the Company and the Trustee in each case.

   (i) *Free Shares* – Eligible employees may be awarded Free Shares up to a fixed limit in each tax year. Such award may be linked to objective performance criteria determined by the Board and notified to the Inland Revenue. Free Shares must be held by the Trustee for between three and five years and may be forfeited up to three years from the date of award if a participant ceases to be employed by the Group in certain circumstances.

   (ii) *Partnership Shares* – Partnership Shares may be purchased on behalf of eligible employees in any tax year using money deducted from their pre-tax salary. Partnership Shares may be withdrawn from the SIP at any time and cannot be subject to forfeiture.

   (iii) *Matching Shares* – The Board may permit the award by the Trustee of Matching Shares to eligible employees who elect to purchase Partnership Shares. Up to two Matching Shares may be awarded for each Partnership Share purchased. Matching Shares must be held by the Trustee for between three and five years and may be forfeited up to three years from their award if a participant ceases to be employed by the Group in certain circumstances or if the corresponding Partnership Shares are transferred out of the SIP within three years from the date of their acquisition.

   (iv) *Dividend Shares* – The Board may permit dividends received on Shares held in the SIP to be reinvested in additional Shares called Dividend Shares up to set limits. Dividend Shares cannot be subject to forfeiture.

(e) *Operation* – In any year that the Board decides to operate the SIP in respect of Free and/or Matching Shares participating Group companies will provide the Trustee with funds to enable the Trustee to purchase Shares in the market or from the Company by subscription or out of Treasury for award to eligible employees. The funds made available, and the amount available for each individual employee, may be determined by reference to any objective performance criteria adopted by the Board. If the SIP is operated in any year, funds will be allocated to the Trustee, and Free Shares and/or Matching Shares will be awarded to eligible employees, subject to the limits referred to below.

The Board may offer participants the opportunity of buying Partnership Shares in two ways. Eligible Employees may be able to instruct the Trustee to buy Partnership Shares with deductions from their pre-tax salary accumulated for up to a 12 month period (an accumulation period) or to buy Partnership Shares either monthly with regular monthly contributions from their pre-tax salary, or at any time in the year by lump sum payments out of their pre-tax salary in any month up to the annual limit.

If Partnership Shares are purchased following an accumulation period the price per Share which the Trustee will pay will be the lower of the market value of a Share at the beginning or end of the accumulation period.

(f) *Individual limits* – The maximum value or number of Shares which may be received by employees under the SIP is as follows:

  (i) Free Shares: £3,000 per tax year;

  (ii) Partnership Shares: £1,500 per annum (up to a maximum of 10% of salary) with a minimum contribution of between £5 and £10;

  (iii) Matching Shares: two shares for each Partnership Share acquired;

  (iv) Dividend Shares: £1,500 per tax year,

  or, in each case, such other amount as may be permitted by law from time to time.

(g) *Limits* – The total number of Shares which may be subscribed by the Trustee under the SIP when aggregated with Shares issued and issuable under any other employees' share plan adopted by the Company must not exceed in any period of ten years 10% of the issued share capital of the Company from time to time.

(h) *Retention of shares* – Free and Matching Shares will be held by the Trustee on behalf of participants for a period of between three and five years specified by the Board during which the Shares may not be disposed of except if a participant dies, retires on or after reaching age 50 or ceases to be employed by reason of injury, redundancy or disability. In these circumstances any Plan Shares held by the Trustee on a participant's behalf leave the SIP free of income tax and National Insurance contributions. Partnership Shares acquired on behalf of participants and held by the Trustee may be withdrawn from the SIP at any time. If a participant's Free, Matching or Partnership Shares are kept in trust until the fifth anniversary of their award or acquisition, the participant will not be liable to income tax or National Insurance contributions on their value. Where relevant, if a participant directs the Trustee either to transfer his Free, Matching or Partnership Shares to him or to dispose of his Shares before the fifth anniversary of their award or acquisition, the participant may be liable to income tax and National Insurance contributions in respect of the lower of their aggregate initial market value (or in the case of Partnership Shares, the amount of Partnership Share Money used to buy the Shares) and their market value at the date of such transfer or disposal. (If such Shares are transferred or disposed of before the third anniversary of their award or acquisition the participant may be liable to income tax and National Insurance contributions in respect of the market value of the Shares at the date of such transfer or disposal.) Dividend Shares are subject to a three year holding period. If Dividend Shares are withdrawn from the SIP before the third anniversary of their acquisition, the participant may be liable to income tax in respect of the cash value of the original dividend.

(i) *Dividends and voting rights* – Participants will be the beneficial owners of the Shares held by the Trustee for them. All dividends and other distributions received in respect of their Shares will be passed on to participants by the Trustee as soon as practicable after receipt (unless it is decided to permit their reinvestment in Dividend Shares). The Trustee will vote in accordance with the wishes of participants if they have previously given the Trustee voting directions in writing.

(j) *Takeovers and variations of the Company's share capital* – In the event of a general offer being made to shareholders of the Company or a rights or capitalisation issue or other variation of the Company's share capital, participants will be able to instruct the Trustee how to act or vote on their behalf.

(k) *Amendments to the SIP* – The Board and the Trustee may amend the SIP at any time in any respect provided that no amendment to a key feature of the SIP shall be effective until it is approved by the Inland Revenue. The provisions of the trust deed, and rules of the SIP relating to eligibility, limits on the overall number of new Shares available under the SIP, the basis for determining an eligible employee's participation and for the adjustment thereof in the event of a variation of capital and to amendment of the SIP may not, however, be amended to the advantage of existing or future participants without the prior approval of the Company in general meeting except that the Trustee and the Board may make any amendment which:

  (i) is necessary to secure and maintain approval by the Inland Revenue or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any participant; or

  (ii) is a minor amendment which is necessary to benefit or facilitate the administration of the SIP.

  No amendment may be made to the SIP which would affect the beneficial interests of participants in Shares held by the Trustee on their behalf.

(l) *Benefits not pensionable* – Benefits under the SIP will not be pensionable.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 99th Annual General Meeting of Trinity Mirror plc will be held at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN on Thursday 6th May 2004 at 11.30 am to consider and, if thought fit, (and subject in the case of resolution 16 to the passing of resolution 15) pass the following resolutions which will be proposed as ordinary resolutions (in the case of resolutions 1-15 inclusive) and as special resolutions (in the case of resolutions 16-18 inclusive).

Ordinary Resolutions

1   To receive the Directors' Report, Financial Statements and Auditors' Report for the year ended 28th December 2003.

2   To receive and adopt the Remuneration Report including the Remuneration Committee's remuneration policy for executive directors as set out in the Annual Report and Accounts for the year ended 28th December 2003.

3   To declare a final dividend in respect of the year ended 28th December 2003.

4   To re-appoint as a Director Mr Peter Birch.

5   To re-appoint as a Director Mr David Ross.

6   To re-appoint as a Director Mr Vijay Vaghela.

7   THAT the Company's wholly-owned subsidiary MGN Limited be authorised for the purposes of section 347D of the Companies Act 1985 ("the Act") to:

(i)   make donations to EU political organisations (as such terms are defined in section 347A of the Act) not exceeding in total £150,000; and

(ii)   incur EU political expenditure (as defined in section 347A of the Act) not exceeding in total £150,000,

during the period beginning with the date of the passing of this resolution and ending on 5th May 2007 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2007.

8   THAT the Company's wholly-owned subsidiary Scottish Daily Record and Sunday Mail Limited be authorised for the purposes of section 347D of the Companies Act 1985 ("the Act") to:

(i)   make donations to EU political organisations (as such terms are defined in section 347A of the Act) not exceeding in total £150,000; and

(ii)   incur EU political expenditure (as defined in section 347A of the Act) not exceeding in total £150,000,

during the period beginning with the date of the passing of this resolution and ending on 5th May 2007 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2007.

9   THAT the Company's wholly-owned subsidiary Trinity Mirror Regionals plc be authorised for the purposes of section 347D of the Companies Act 1985 ("the Act") to:

(i)   make donations to EU political organisations (as such terms are defined in section 347A of the Act) not exceeding in total £150,000; and

(ii)   incur EU political expenditure (as defined in section 347A of the Act) not exceeding in total £150,000,

during the period beginning with the date of the passing of this resolution and ending on 5th May 2007 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2007.

10 To re-appoint Deloitte & Touche as Auditors and to authorise the Directors to fix the Auditors' remuneration.

11 THAT:

(a) the Trinity Mirror Long Term Incentive Plan 2004 (the "LTIP"), the principal features of which are summarised in Part 1 of the Appendix and the draft rules of which have been produced to the Meeting and for the purposes of identification only initialled by the Chairman, be adopted; and

(b) the Directors be authorised to do all acts and things necessary or expedient to implement the LTIP including making such changes to the draft rules of the LTIP as the Directors consider necessary or desirable to obtain any approvals or to take account of any statutory, fiscal, exchange control or securities regulations either generally or in relation to any potential participants provided that overall limits contained in the LTIP continue to apply.

12 THAT:

(a) the Trinity Mirror Employees' Benefit Trust (the "EBT"), the principal features of which are summarised in Part 2 of the Appendix and the draft trust deed of which has been produced to the Meeting and for the purposes of identification only initialled by the Chairman, be adopted; and

(b) the Directors be authorised to do all acts and things necessary or expedient to implement the EBT including making such changes to the draft trust deed establishing the EBT as the Directors consider necessary or desirable to obtain any approvals or to take account of any statutory, fiscal, exchange control or securities regulations either generally or in relation to any potential participants.

13 THAT:

(a) subject to the approval of the Board of Inland Revenue, the Trinity Mirror Share Incentive Plan ("SIP"), the principal features of which are summarised in Part 3 of the Appendix and the draft trust deed and rules of which have been produced to the Meeting and for the purposes of identification only initialled by the Chairman, be adopted; and

(b) the Directors be authorised to do all acts and things necessary or expedient to implement the SIP including making such changes to the draft trust deed and rules of the SIP as the Directors consider necessary or desirable to obtain any approvals or to take account of any statutory, fiscal, exchange control or securities regulations either generally or in relation to any potential participants provided that overall limits contained in the SIP continue to apply.

14 THAT:

the Directors be authorised to establish such number of supplements or appendices to the LTIP and the SIP and the EBT (together referred to as the "Schemes") or such other employees' share schemes based on the Schemes in relation to the ordinary shares in the capital of the Company (the "Shares") as they consider necessary or desirable to take advantage of, or comply with, local laws and regulations, for the benefit of employees of the Company or any of its subsidiaries who are resident or working overseas and for whom participation in the Schemes is otherwise undesirable or impractical and from time to time make or permit the making of such alterations to such supplements, appendices or other employees' share schemes as they consider necessary or desirable provided that:

(a) having regard to the benefits which may be conferred on an employee participating in the Schemes, all such supplements, appendices or other employees' share schemes shall confer benefits and contain limitations so as to ensure, so far as the directors consider practicable, substantial equality of treatment between UK employees and employees resident overseas; and

(b)   the overall limits on the number of Shares in the Company which may be issued under all the Company's employees' share schemes shall not be increased thereby and that Shares which may be subscribed under such supplements, appendices or other employees' share schemes shall count towards such limits.

15   That the Directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities under the said section 80) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to a maximum aggregate nominal amount of £9,820,000 to such persons at such times and upon such conditions as the Directors may determine (subject to the Articles of Association of the Company) during the period commencing on the date of passing of this resolution and expiring at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 5th August 2005), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry.

Special Resolutions

16   That the Directors of the Company be and they are hereby empowered, pursuant to section 95(1) of the Companies Act 1985 (the "Act"), to allot equity securities for cash (within the meaning of section 94(2) of the Act) pursuant to the authority under section 80 of the Act conferred upon the Directors by resolution 15 as if section 89(1) of the Act did not apply to any such allotment, save that this power shall be in substitution for all existing powers conferred on the Directors pursuant to the said section 95(1), and provided that this power shall be limited:

(a)   to the allotment of equity securities in connection with a rights issue or other issue in favour of holders of ordinary shares in the Company where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but, subject to such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or any other matter whatsoever); and

(b)   to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal value of £1,472,500,

and shall unless renewed, varied or revoked by the Company in general meeting expire at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 5th August 2005), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry.

17   That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company on such terms and in such manner as the Directors may from time to time determine and in substitution for all existing powers conferred on the Directors provided that:

(a)   the maximum number of shares hereby authorised to be purchased is 29,450,000;

(b)   the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased (excluding expenses);

(c)   the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses; and

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or, if earlier, on 5th August 2005) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

18 That Article 101.1 of the Articles of Association of the Company be and is amended by the deletion of the figure £200,000 and substitution therefor of £500,000.

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

By Order of the Board
P A Vickers
Secretary
22nd March 2004

Notes

1 A holder of ordinary shares entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and, on a poll, vote in his/her place. A proxy need not be a member of the Company. A form of proxy is enclosed with this document, and members who wish to use it should see that it is deposited, duly completed, with the Company's Registrar not less than 48 hours before the time fixed for the Meeting. Completing and posting of the form of proxy will not preclude shareholders from attending and voting in person at the AGM should they wish to do so.

2 Shareholders who prefer to register the appointment of their proxy electronically via the Internet can do so through the Lloyds TSB Registrar's website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Lloyds TSB Registrars' on line portfolio service, Shareview, can appoint their proxy electronically be logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 11.30 am on Tuesday 4th May 2004. Please note that any electronic communication found to contain a computer virus will not be accepted.

3 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6 pm on 4th May 2004 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on 4th May 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4 Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

18

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5   Copies of the register of Directors' interests in Shares and of all Directors' service agreements will be available for inspection at any time during normal business hours on each business day at the Company's registered office. Copies of the Company's current Articles of Association and the Articles of Association as proposed to be amended and the draft rules of the LTIP, draft trust deed for the EBT and the draft trust deed and rules of the SIP will also be available during the period at the Company's registered office. All such documents will also be available for inspection at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN from 10.30 am on 6th May 2004 until the conclusion of the Annual General Meeting.

6   New Bridge Street Consultants LLP has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which it appears.

EXHIBIT C-(c) 3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Trinity Mirror plc please forward this document, together with the accompanying documents, to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Trinity Mirror plc
(Registered in England and Wales No 82548)

Notice of the 2005 Annual General Meeting and a letter from your Chairman including an explanation of the special business to be conducted at that meeting which is to be held on Thursday 5 May 2005 at 11.30am at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN.

Glossary

The following definitions apply throughout this document unless the context otherwise requires:

"Act"   the Companies Act 1985 (as amended from time to time)

"AGM" or "Annual General Meeting"   the Annual General Meeting of the Company to be held on 5 May 2005, notice of which
                                               is set out on page 6 of this document, or any adjournment of that meeting

"Directors" or "Board"   the directors of the Company

"Trinity Mirror" or "Company"   Trinity Mirror plc

"Ordinary Shares"   ordinary shares of 10p each in the capital of the Company

"Shareholders"   holders of Ordinary Shares

Trinity Mirror plc

(Registered in England and Wales No 82548)

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

3 March 2005

To the holders of Ordinary Shares

Dear Shareholder

Introduction

The 100th Annual General Meeting of the Company is to be held at 11.30 am on Thursday 5 May 2005 at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN.

You will see from the notice of AGM, on page 6 of this document, that in addition to the ordinary business to be dealt with at the AGM there are items of special business contained in Resolutions 2 and 7 to 10 inclusive. An explanation of the Resolutions is set out below.

Report and accounts: Resolution 1

The directors present to shareholders at the AGM the accounts for the previous financial year, on this occasion for the 53 weeks ended 2 January 2005, and the directors' and auditors' reports on those accounts.

Remuneration policy: Resolution 2

Resolution 2 presents to shareholders at the AGM the Board's Remuneration Report which includes the Company's remuneration policy. The Board's Remuneration Report contains a detailed explanation of the role of the Remuneration Committee and the policy it adopts for determining the remuneration for executive directors and senior managers.

The Remuneration Report explains the different elements which comprise executive remuneration, including how base salaries and annual and long-term incentive remuneration are determined for executive directors. In addition, the utilisation of the executive share-based incentive schemes and the provision of other benefits are explained.

Declaration of a final dividend due and payable on 10 June 2005: Resolution 3

Final dividends need to be approved by the shareholders. However, the final dividend cannot be more than the amount recommended by the directors. The directors are recommending a final dividend for the 53 ended 2 January 2005 of 14.3 pence per Ordinary Share due and payable on 10 June 2005 to shareholders on the register at the close of business on 6 May 2005.

Re-appointment of Paul Vickers and Gary Hoffman: Resolutions 4 and 5

The Articles of Association require that directors will retire at the third Annual General Meeting following their last appointment by shareholders at an Annual General Meeting. Although he was last elected in 2003, Paul Vickers is voluntarily retiring early and is offering himself for, and is recommended by the Board, for re-appointment as a director.

Paul Vickers (45) Secretary and Group Legal Director joined the Board in September 1999 having been a director of Mirror Group since 1994. He originally qualified as a barrister and was in private practice at the bar. He was legal manager of the London Daily News which he left to join the breakfast television company TV-am where he subsequently became assistant managing director. He was previously a non-executive director of Virgin Radio.

Gary Hoffman commenced service as a director of the Company since the last Annual General Meeting and in accordance with the Articles of Association offers himself for, and is recommended by the Board for, re-appointment as a director. As Mr Hoffman was first appointed a director on 3rd March 2005 the Nominations Committee have not yet been able to assess his performance.

Gary Hoffman (44) non-executive director joined the Board in March 2005. He was appointed Chief Executive of Barclaycard in 2001 and joined Barclays Main Board in January 2004. Gary began his career in Barclays in 1982 and held various positions until he was appointed managing director, marketing and distribution in 1998. Before joining Barclaycard, Gary was responsible for the launch of internet banking as well as setting up Barclaycall, the telephone banking service. He is a member of the International and European Board of Visa.

Re-appointment and remuneration of auditors: Resolution 6

Deloitte & Touche's period of office as auditors of the Company expires at the conclusion of the AGM. This resolution proposes their re-appointment as auditors. It is normal practice for the Company's directors to be authorised to fix the auditors' remuneration, which is also dealt with in this resolution.

Authority to allot shares: Resolution 7

Section 80 of the Act provides in relation to all companies that the directors may not allot relevant securities (as defined in that section) unless authorised to do so by the company in general meeting or by its articles of association. Accordingly, the ordinary resolution set out as Resolution 5 in the notice of AGM seeks to renew for a further period, expiring at the close of the 2006 Annual General Meeting or, if earlier, 5 August 2006, the authority previously granted to the directors under section 80 of the Act to take advantage of business opportunities as they arise. This authority will relate to a total of 98,897,694 Shares of 10p each, representing approximately 33.33% of the issued ordinary share capital of the Company as at 3 March 2005. This is within the maximum limit permitted by the Institutional Investor Committee guidelines. The directors have no present intention of allotting, or agreeing to allot, any Shares pursuant to this authority.

Disapplication of pre-emption rights: Resolution 8

Section 89 of the Act gives holders of equity securities (within the meaning of the Act), with limited but important exceptions, certain rights of pre-emption on the issue for cash of new equity securities. The directors believe that it is in the best interests of the Company that, as in previous years, the Board should have limited authority to allot some part of the Company's authorised but unissued equity share capital for cash without first having to offer such Shares to existing shareholders to empower them to make allotments of equity securities to take advantage of business opportunities as they arise. The directors' current authority expires at the close of the forthcoming Annual General Meeting and, accordingly, the special resolution set out at Resolution 6 in the notice of AGM seeks to renew this authority on similar terms for a further period, expiring at the close of the 2006 Annual General Meeting or, if earlier, 5 August 2006. The authority, if granted, will relate to allotments in respect of rights issues and similar offerings (where difficulties arise in offering shares to certain overseas shareholders and in relation to fractional entitlements) and generally to allotments (other than in respect of rights issues) of equity securities having an aggregate nominal value not exceeding £1,483,613 being approximately 5% of the issued ordinary share capital of the Company as at 3 March 2005. This figures is within the Institutional Investor Committee guidelines.

Purchase of own shares: Resolution 9

The resolution is to authorise the Company to buy back up to 29,672,275 Shares. The authority would expire at the conclusion of the 2006 Annual General Meeting or, if earlier, on 5 August 2006. The Board intends to seek renewal of this power at subsequent Annual General Meetings.

The resolution specifies the maximum number of Shares which may be purchased (representing 10% of the Company's issued ordinary share capital as at 3 March 2005) and the maximum and minimum prices at which they may be bought, reflecting the requirements of the Act and the Listing Rules. Any buy back would only be made on the London Stock Exchange.

If the Resolution is approved, the Board currently expects to utilise a proportion of the share repurchase authority during the remainder of the current financial year, subject to market conditions. No purchase of Shares will be made unless it is expected that the effect will be to increase earnings per share and the Board considers it to be in the best interests of all shareholders. The directors would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the effect on earnings per share and the overall financial position of the Group.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, the Company is allowed to hold up to 10% of its own shares in treasury following a buy back, instead of cancelling them as previously required. This will give the Company the ability to re-issue treasury shares quickly and cost-effectively and will provide the Company with additional flexibility in the management of its capital base. Such shares may be resold for cash but all rights attaching to them, including voting rights and any right to receive dividends are suspended whilst they are held in treasury. If the Board exercises the authority conferred by Resolution 9 and subject to the passing of Resolution 10, the Company will have the option of either holding in treasury or of cancelling any of its own shares purchased pursuant to this authority.

The total number of options to subscribe for shares outstanding at 3 March 2005 was 9,553.414. This represents 3.2% of the issued capital at that date. If the Company was to buy back the maximum number of shares permitted pursuant to this resolution, then the total number of options to subscribe for shares outstanding at 3 March 2005 would represent 3.6% of the reduced share capital.

Amendment to Articles of Association: Resolution 10

It is proposed that the Company's articles of association be amended to bring them into line with the legislation relating to treasury shares (as detailed in the explanatory notes in relation to Resolution 9). Articles 49.1, 50.1, 80.1(b) and 129.1(d) have been amended as a consequence of these developments. These changes ensure that the Company's articles of association are consistent with the updated legislation and that, as a consequence of these legislative changes, the meaning of any article that refers to issued share capital and proportions of share and voting capital will remain clear if shares are at any stage held in treasury.

Recommendation

Your directors believe the resolutions referred to in this letter which are to be proposed at the AGM to be in the best interests of the Company and its Shareholders as a whole and recommend Shareholders to vote in favour of them as each of your directors intend to do in respect of his own beneficial holding.

Yours sincerely,

Sir Victor Blank
Chairman

Notice of Annual General Meeting

Notice is hereby given that the 100th Annual General Meeting of Trinity Mirror plc will be held at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN on 5 May 2005 at 11:30 am to consider and, if thought fit, (and subject in the case of resolution 8 to the passing of resolution 7) pass the following resolutions which will be proposed as ordinary resolutions (in the case of resolutions 1-7 inclusive) and as special resolutions (in the case of resolutions 8-10 inclusive).

Ordinary resolutions

1 To receive the Directors' Report, Financial Statements and Auditors' Report for the 53 weeks ended 2 January 2005.

2 To receive and adopt the Remuneration Report including the Remuneration Committee's remuneration policy for executive directors as set out in the Annual Report and Accounts for the 53 weeks ended 5 January 2005.

3 To declare a final dividend in respect of the 53 weeks ended 2 January 2005.

4 To re-appoint as a director Mr Paul Vickers.

5 To re-appoint as a director Mr Gary Hoffman.

6 To re-appoint Deloitte & Touche as auditors and to authorise the directors to fix the auditors' remuneration.

7 That the directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities under the said section 80) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to a maximum aggregate nominal amount of £9,889,769 to such persons at such times and upon such conditions as the directors may determine (subject to the Articles of Association of the Company) during the period commencing on the date of passing of this resolution and expiring at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 5 August 2006), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry.

Special resolutions

8 That the directors of the Company be and they are hereby empowered, pursuant to section 95(1) of the Companies Act 1985 (the "Act"), to allot equity securities for cash (within the meaning of section 94(2) of the Act) pursuant to the authority under section 80 of the Act conferred upon the directors by resolution 7 as it section 89(1) of the Act did not apply to any such allotment, save that this power shall be in substitution for all existing powers conferred on the directors pursuant to the said section 95(1), and provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue or other issue in favour of holders of ordinary shares in the Company where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but, subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or any other matter whatsoever); and

(b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal value of £1,483,613,and shall unless renewed, varied or revoked by the Company in general meeting expire at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 5 August 2006), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry.

9 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company on such terms and in such manner as the directors may from time to time determine and in substitution for all existing powers conferred on the directors provided that:

(a) the maximum number of shares hereby authorised to be purchased is 29,672,275;

(b) the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is contracted to be purchased (excluding expenses);

(c) the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses; and

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or, if earlier, on 5 August 2006) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contact.

10 That the Company's articles of association be amended as follows:

(a) Adding the words "(excluding any shares of that class held as treasury shares)" after the words "not less than three-quarters in nominal value of the issued shares of the class" in Article 49.1;

(b) Adding the words "in question (excluding any shares of that class held as treasury shares)" after the words "The quorum at every such meeting shall be persons holding or representing by proxy three-fourths of the nominal amount paid up on the issued shares of the class" in Article 50.1;

(c) Adding the words "in nominal value of the issued shares" after the words "at least 0.25%." and the words "(excluding any shares of that class held as treasury shares)" after the words "of their class" in Article 80.1(b); and

(d) Adding the words "(calculated exclusive of any shares of that class in that company held as treasury shares)" after the words "1% or more of the issued equity share capital of any class of such body corporate" in Article 129.1(d).

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

By Order of the Board
P A Vickers
Secretary
3 March 2005

Notes:
1. A holder of ordinary shares entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and, on a poll, vote in his/her place. A proxy need not be a member of the Company. A form of proxy is enclosed with this document, and members who wish to use it should see that it is deposited, duly completed, with the Company's registrar not less than 48 hours before the time fixed for the Meeting. Completion and posting of the form of proxy will not preclude shareholders from attending and voting in person at the AGM should they wish to do so.
2. Shareholders who prefer to register the appointment of their proxy electronically via the Internet can do so through the Lloyds TSB Registrar's website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Lloyds TSB Registrars' online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 11.30am on Tuesday 3 May 2005. Please note that any electronic communication found to contain a computer virus will not be accepted.
3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6 pm on 3 May 2005 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on 3 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
4. Electronic proxy appointment through CREST
   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members of other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
   CREST members and, where applicable, their CREST sponsors or voting services providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
5. Copies of the register of directors' interests in Shares and of all directors' services agreements will be available for inspection at any time during normal business hours on each business day at the Company's registered office. Copies of the Company's current Articles of Association and the Articles of Association as proposed to be amended will also be available during the period at the Company's registered office. All such documents will also be available for inspection at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN from 10.30 am on 5 May 2005 until the conclusion of the Annual General Meeting.

Trinity Mirror plc
Registered Office: One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Company number: 82548

EXHIBIT C-(c) 4

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(b)

Exhibit C (b)

List of RIS notifications issued by Trinity Mirror plc since 1st January 2003 pursuant to the Disclosure Rules and Listing Rules

Exhibit C(b), volume 1: 1 - 45

Exhibit C(b), volume 2: 46 - 98

Exhibit C(b), volume 3: 99 - 157

Exhibit C(b), volume 4: 158 - 213

	Date filed	Information
1	02 Jan 2003	Holding by Standard Life Investments Ltd
2	10 Jan 2003	Holding by Royal Bank Of Canada
3	10 Jan 2003	Board Changes
4	17 Jan 2003	Holding by Royal Bank Of Canada
5	20 Jan 2003	Holding by Substantial Shareholders
6	24 Jan 2003	Holding by Legal And General Investment Management Ltd
7	24 Jan 2003	Holding by Legal And General Investment Management Ltd
8	10 Feb 2003	Holding by Substantial Shareholders
9	21 Feb 2003	Holding by Substantial Shareholders
10	27 Feb 2003	Year End Results to 29/12/2002
11	27 Feb 2003	Holding by Substantial Shareholders
12	28 Feb 2003	Directors Shareholding
13	21 Mar 2003	Director Shareholding
14	10 Apr 2003	Board Change
15	10 Apr 2003	Board Change Amendment

	Date filed	Information
16	14 Apr 2003	Board Change
17	08 May 2003	AGM Statement
18	09 May 2003	Director Shareholding
19	14 May 2003	Holding by Substantial Shareholders
20	12 Jun 2003	Holding by Substantial Shareholders
21	23 Jun 2003	Holding by Substantial Shareholders
22	26 Jun 2003	Trading Statement
23	04 Jul 2003	Holding by Substantial Shareholders
24	31 Jul 2003	Interim Results to 29/06/2003
25	31 Jul 2003	Disposal Plan for Division
26	01 Aug 2003	Director Shareholding
27	07 Aug 2003	Director Shareholding
28	19 Aug 2003	Application for Additional Listing
29	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
30	22 Aug 2003	Holding by Standard Life Investments
31	04 Nov 2003	Holding by Substantial Shareholders
32	07 Nov 2003	Holding by Substantial Shareholders Amendment
33	18 Nov 2003	Blocklisting Review
34	18 Nov 2003	Blocklisting Review

	Date filed	Information
35	19 Nov 2003	Blocklisting Review Amendment
36	27 Nov 2003	Holding by Standard Life Assurance Company
37	01 Dec 2003	Disposal of Irish Titles to 3i Holdings Plc
38	02 Dec 2003	Blocklisting Review
39	02 Dec 2003	Blocklisting Review
40	02 Dec 2003	Blocklisting Review
41	09 Dec 2003	Blocklisting Review
42	09 Dec 2003	Blocklisting Review
43	09 Dec 2003	Blocklisting Review
44	11 Dec 2003	Trading Statement
45	11 Dec 2003	Director Shareholding
46	17 Dec 2003	Director Shareholding
47	28 Dec 2003	Report and Accounts 2003 (For a copy, please see Exhibit C (a) - 124)
48	16 Jan 2004	Completion of disposal of Irish titles to 3i for £46.3m
49	28 Jan 2004	Application for additional listing
50	29 Jan 2004	Holding by substantial shareholders
51	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
52	20 Feb 2004	Holding by Standard Life Assurance Company

	Date filed	Information
53	24 Feb 2004	Board changes
54	26 Feb 2004	Year end results to 28/12/2003
55	10 Mar 2004	Board changes
56	10 Mar 2004	Holding by substantial shareholders
57	10 Mar 2004	Director shareholding
58	15 Mar 2004	Director shareholding
59	22 Mar 2004	Holding by Standard Life Assurance Company
60	16 Apr 2004	Holding by Barclays plc
61	06 May 2004	AGM statement
62	14 May 2004	Holding by Trinity Mirror plc
63	17 May 2004	Statement regarding the Daily Mirror
64	24 May 2004	Holding by Barclays plc
65	27 May 2004	Holding by Barclays plc
66	04 Jun 2004	Director shareholding
67	08 Jun 2004	Holding by Barclays plc
68	10 Jun 2004	Holding by substantial shareholders
69	11 Jun 2004	Director shareholding
70	18 Jun 2004	Board changes
71	18 Jun 2004	Holdings by Capital Group Companies Incorporated

	Date filed	Information
72	24 Jun 2004	Trading statement
73	28 Jun 2004	Holding by substantial shareholders
74	21 Jul 2004	Board changes
75	23 Jul 2004	Blocklisting review
76	27 Jul 2004	Blocklisting review
77	27 Jul 2004	Blocklisting review
78	29 Jul 2004	Interim results to 27/06/2004
79	29 Jul 2004	Interim results to 27/06/2004 amendment
80	30 Jul 2004	Director shareholding
81	03 Aug 2004	Eckoh Technologies plc: New contract win
82	11 Aug 2004	Holding by Barclays plc
83	26 Aug 2004	Director shareholding
84	27 Sep 2004	Director shareholding
85	27 Sep 2004	Holding by Morley Fund Management Ltd
86	22 Oct 2004	Holding by Standard Life Group
87	25 Oct 2004	Director shareholding
88	28 Oct 2004	Holding by Capital Group Companies
89	04 Nov 2004	Holding by substantial shareholders
90	08 Nov 2004	Board changes

	Date filed	Information
91	09 Nov 2004	Holding by Aviva plc
92	10 Nov 2004	Holding by Tweedy Browne Company LLC
93	17 Nov 2004	15 year print deal with Guardian Media Group plc
94	26 Nov 2004	Director shareholding
95	29Nov 2004	Director shareholding
96	30 Nov 2004	Appointment of joint corporate brokers
97	09 Dec 2004	Trading statement
98	17 Dec 2004	Director shareholding
99	02 Jan 2005	Report and Accounts 2004 (For a copy, please see Exhibit C (a) - 213)
100	14 Jan 2005	Holding by substantial shareholders
101	14 Jan 2005	Holding by Capital Group Companies Incorporated
102	19 Jan 2005	Holding by Morley Fund Management Ltd
103	25 Jan 2005	Director shareholding
104	08 Feb 2005	Holding by substantial shareholders
105	23 Feb 2005	Director shareholding
106	28 Feb 2005	Board change
107	03 Mar 2005	Year end results to 02/01/2005
108	14 Mar 2005	Purchase of own shares for cancellation

	Date filed	Information
109	15 Mar 2005	Holding by Barclays plc
110	15 Mar 2005	Purchase of own shares for cancellation
111	18 Mar 2005	Holding by substantial shareholders
112	18 Mar 2005	Holding by Capital Group Companies Incorporated
113	21 Mar 2005	Purchase of own shares for cancellation
114	22 Mar 2005	Purchase of own shares for cancellation
115	23 Mar 2005	Purchase of own shares for cancellation
116	23 Mar 2005	Purchase of own shares for cancellation amendment
117	24 Mar 2005	Holding by Barclays plc
118	24 Mar 2005	Director shareholding
119	05 Apr 2005	Holding by Morley Fund Management Ltd
120	08 Apr 2005	Holding by Capital Group Companies Incorporated
121	11 Apr 2005	Director shareholding
122	11 Apr 2005	Purchase of own shares for cancellation
123	12 Apr 2005	Purchase of own shares for cancellation
124	13 Apr 2005	Purchase of own shares for cancellation
125	15 Apr 2005	Purchase of own shares for cancellation
126	18 Apr 2005	Purchase of own shares for cancellation
127	19 Apr 2005	Purchase of own shares for cancellation

	Date filed	Information
128	20 Apr 2005	Purchase of own shares for cancellation
129	21 Apr 2005	Purchase of own shares for cancellation
130	22 Apr 2005	Purchase of own shares for cancellation
131	26 Apr 2005	Holding by substantial shareholders
132	03 May 2005	Holding by substantial shareholders
133	05 May 2005	AGM statement
134	06 May 2005	Purchase of own shares for cancellation
135	10 May 2005	Purchase of own shares for cancellation
136	11 May 2005	Purchase of own shares
137	12 May 2005	Director shareholding
138	13 May 2005	Purchase of own shares for cancellation
139	19 May 2005	Purchase of own shares for cancellation
140	23 May 2005	Purchase of own shares for cancellation
141	26 May 2005	Director shareholding
142	31 May 2005	Purchase of own shares for cancellation
143	01 Jun 2005	Purchase of own shares for cancellation
144	07 Jun 2005	Purchase of own shares for cancellation
145	08 Jun 2005	Purchase of own shares for cancellation

	Date filed	Information
146	09 Jun 2005	Purchase of own shares for cancellation
147	16 Jun 2005	Purchase of own shares for cancellation
148	20 Jun 2005	Update on IFRS
149	20 Jun 2005	Purchase of own shares for cancellation
150	21 Jun 2005	Purchase of own shares for cancellation
151	22 Jun 2005	Purchase of own shares for cancellation
152	24 Jun 2005	Director shareholding
153	30 Jun 2005	Trading statement
154	08 Jul 2005	Holding by Aviva plc
155	19 Jul 2005	Acquisition of Smart Media Services Ltd
156	22 Jul 2005	Holding by Capital Group Companies Incorporated
157	25 Jul 2005	Director shareholding
158	28 Jul 2005	Interim results to 03/07/2005
159	03 Aug 2005	Purchase of own shares for cancellation
160	04 Aug 2005	Purchase of own shares for cancellation
161	05 Aug 2005	Purchase of own shares for cancellation
162	08 Aug 2005	Purchase of own shares for cancellation
163	09 Aug 2005	Purchase of own shares for cancellation
164	10 Aug 2005	Purchase of own shares for cancellation

	Date filed	Information
165	11 Aug 2005	Purchase of own shares for cancellation
166	12 Aug 2005	Purchase of own shares for cancellation
167	15 Aug 2005	PDMR shareholding
168	15 Aug 2005	Purchase of own shares for cancellation
169	16 Aug 2005	Acquisition of Financial Jobs Online Ltd
170	17 Aug 2005	Purchase of own shares for cancellation
171	18 Aug 2005	Purchase of own shares for cancellation
172	19 Aug 2005	Purchase of own shares for cancellation
173	26 Aug 2005	Director shareholding
174	01 Sep 2005	Recommended cash offer for The hotgroup plc
175	01 Sep 2005	Trinity Mirror to acquire hotgroup plc
176	07 Sep 2005	Holding by Capital Group Companies Incorporated
177	08 Sep 2005	Purchase of own shares for cancellation
178	09 Sep 2005	Purchase of own shares for cancellation
179	12 Sep 2005	Purchase of own shares for cancellation
180	13 Sep 2005	Purchase of own shares for cancellation
181	14 Sep 2005	Posting of offer document
182	14 Sep 2005	Purchase of own shares for cancellation
183	15 Sep 2005	Purchase of own shares for cancellation

	Date filed	Information
184	16 Sep 2005	Purchase of own shares for cancellation
185	19 Sep 2005	Agreement with Trinity Mirror
186	19 Sep 2005	Purchase of own shares for cancellation
187	21 Sep 2005	Purchase of own shares for cancellation
188	21 Sep 2005	Purchase of own shares for cancellation
189	22 Sep 2005	Purchase of own shares for cancellation
190	23 Sep 2005	Director shareholding
191	23 Sep 2005	Purchase of own shares for cancellation
192	26 Sep 2005	Purchase of own shares for cancellation
193	27 Sep 2005	Holding by Legal & General Group plc
194	27 Sep 2005	Purchase of own shares for cancellation
195	29 Sep 2005	Purchase of own shares for cancellation
196	30 Sep 2005	Recommended cash offer for The hotgroup plc
197	3 Oct 2005	Purchase of own shares for cancellation
198	4 Oct 2005	Holding by Capital Group Company, Inc.
199	4 Oct 2005	Purchase of own shares for cancellation
200	4 Oct 2005	Recommended cash offer for The hotgroup plc
201	5 Oct 2005	Purchase of own shares for cancellation
202	12 Oct 2005	Purchase of own shares for cancellation
203	13 Oct 2005	Purchase of own shares for cancellation
204	17 Oct 2005	Purchase of own shares for cancellation

	Date filed	Information
205	19 Oct 2005	Recommended cash offer for The hotgroup plc
206	25 Oct 2005	Recommended cash offer for The hotgroup plc
207	26 Oct 2005	Director shareholding
208	31 Oct 2005	Purchase of own shares
209	14 Nov 2005	Holding by Harris Associates L.P.
210	17 Nov 2005	Application for additional listing
211	23 Nov 2005	Director shareholding
212	28 Nov 2005	Acquisition of Paldonsay Ltd
213	29 Nov 2005	Holding by Harris Associates L.P.

EXHIBIT C-(b) 1

 

Help | London Stock Exchange Home

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

The Company has today received notification from Standard Life Investments Limited on behalf of Standard Life Group that have non-beneficial interests in 11,685,060 Trinity Mirror plc Ordinary Shares, representing 4.005% of the issued share capi

previous   cancel   confirm

EXHIBIT C-(b) 2



RNS The company news service from the London Stock Exchange

Last Refres
12:18 Fri, Jan 1(
UI

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Logon

1 — 2 — 3 — (
details   text   review sub

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

The Company has today received notification from Royal Bank of Canada that Royal Bank of Canada group companies hav non-beneficial interests in 11,640,000 Trinity Mirror plc Ordinary Shares, representing 3.990% of the issued share capital.

previous (←)   cancel (✕)   confirm (→)

A/C . 304366

EXHIBIT C-(b) 3

RNS | The company news service from
the London Stock Exchange



Full Text Announcement

‹ Back Next ›

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Directorate Change
Released	17:59 10 Jan 2003
Number	0591G

Friday 10th January 2003

Trinity Mirror plc: Board change

Trinity Mirror plc, the UK's largest newspaper publisher, announces that Joe Sinyor, Chief Executive Newspapers, has resigned as a Director and is to leave the company by mutual consent today.

The position of Chief Executive Newspapers became redundant following the appointment of Sly Bailey as Chief Executive, Trinity Mirror. Sly takes up her role on 3rd February 2003.

Philip Graf, Chief Executive, commented: " I thank Joe very much for his considerable contribution over the past two years during which time the company has made significant progress in a tough market. We wish him every success for the future."

Enquiries:

Trinity Mirror plc
Nick Fullagar   Director of Corporate Communications   020 7293 3622

Finsbury
Rupert Younger   020 7251 3801
James Leviton

END

Company website

  

‹ Back Next ›

EXHIBIT C-(b) 4



Help | London Stock Exchange Home

RNS Statement   RNS Alert   RNS Submit   Log out

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

nouncement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

Trinity Mirror plc has today received a notice from the Royal Bank of Canada group of companies saying that an earlier notic "he Company, dated 7th January 2003, was sent in error and that contrary to what was said in that earlier notice the Royal B { Canada group has no disclosable interest in the ordinary share capital of Trinity Mirror plc.

previous   cancel   confirm

AVS: 328082

EXHIBIT C-(b) 5



Help | London Stock Exchange Home | RNS Statement | | RNS Alert | | RNS Insert | | Log off |

Review Announcement

①——②——③——④
details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved..

nouncement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity Internation: Limited and its direct and indirect subsidiaries, have non-beneficial interests in 34,807,970 (previously 36,104,048) Trinity M plc Ordinary Shares, representing 11.93% (previously 12.376%) of the issued share capital.

previous (←)   cancel (✕)   confirm (→)

AVS 863178

EXHIBIT C-(b) 6



RNS | The company news service from the London Stock Exchange

Last Refres
11:45 Fri, Jan 2
UI

Help | London Stock Exchange Home

Review Announcement

①———②———③———(
details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

...nouncement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

The Company has today received notification from Legal & General Investment Management Limited that they have non-beneficial interests in 8,630,955 (previously 8,755,473) Trinity Mirror plc Ordinary Shares, representing 2.95% (previously 3.00%) of the issued share capital.

previous ⟵   cancel ⊗   confirm ⟶

N./C 577497

EXHIBIT C-(b) 7

 **London STOCK EXCHANGE** RNS | The company news service from the London Stock Exchange

Last Refres
12:40 Fri, Jan 2.
UK

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS   Logout

Review Announcement

① ━━ ② ━━ ③ ━━ (
details   text   review   sub.

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

Following a previous announcement made earlier today, the Company has just received notification from Legal & General Investment Management Limited that they have non-beneficial interests in 8,980,955 (previously 8,630,955) Trinity Mirror pl Ordinary Shares, representing 3.07% (previously 2.95%) of the issued share capital.

previous (←)   cancel (✕)   confirm (→)

ANS: 857843

EXHIBIT C-(b) 8



| | RNS | The company news service from the London Stock Exchange | | Last Refres 12:46 Mon, Feb 1(U |

Help | London Stock Exchange Home

Review Announcement

details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity Internation; Limited and its direct and indirect subsidiaries, have non-beneficial interests in 31,501,187 (previously 34,807,970) Trinity M plc Ordinary Shares, representing 10.80% (previously 11.93%) of the issued share capital.

previous    cancel    confirm

A\/C : 659 080

EXHIBIT C-(b) 9



London STOCK EXCHANGE   RNS | The company news service from the London Stock Exchange

Last Refres
10:39 Fri, Feb 2
U

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

1 details — **2** text — **3** review sul

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

.ıs Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 28,944,835 (previously 31,501,187) Trinity Mirror plc Ordinary Shares, representing 9.921% (previously 10.798%) of the is share capital.

previous ⟨⋯⟩   cancel ⊗   confirm ⟨⋯⟩

7788/1

EXHIBIT C-(b) 10


Full Text Announcement



Company	Trinity Mirror PLC
TIDM	TNI
Headline	Final Results
Released	07:01 27 Feb 2003
Number	0449I

2005 DEC -7 P 2: 56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 February 2003

Trinity Mirror plc
2002 Preliminary Results

Trinity Mirror plc, the UK's largest newspaper publisher, announces the Group's preliminary results for the 52 weeks ended 29 December 2002.

Operational highlights

- **Robust performance despite an extremely difficult and uncertain advertising environment:** Group operating profit and earnings per share, before exceptional items, up 0.3% and 1.6% respectively

- **Regional newspapers *from Biggest to Best* strategy progressing well:** the division has delivered incremental revenue enhancements of £9.4 million and cost savings of £10.6 million during the year

- **Repositioning of the Mirror brand:** improved and refined brand proposition, well received by readers

- **Delivered £32.8 million savings in 2002 from cost reduction plans and strategy implementation:** on track to deliver at least £42.0 million in 2003

Financial highlights

	Like-for-like[2] (pre exceptional items)			Actual (post exceptional items [3,4])		
	2002 £m	2001[1] £m	% change	2002 £m	2001[1] £m	% change
Turnover	1,087.4	1,120.2	(2.9%)	1,092.2	1,131.1	(3.4%)
Group operating profit	190.6	189.9	0.3%	59.8	22.5	166.7%
Profit before tax	155.5	152.6	1.9%	26.2	(14.2)	285.1%
Earnings/(loss) per share	37.1p	36.5p	1.6%	(6.6)p	(19.1)p	65.4%
Dividend per share				17.6p	17.6p	-
Net debt				666.1	735.0	

1) *the results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly*
2) *adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002*
3) *Group operating exceptional items of £131.2 million (2001: £168.0 million) include a £125.0 million (2001: £150.0 million) impairment charge against the carrying value of the publishing rights and titles of the Regional titles in the Midlands. In 2001 the impairment charge of £100.0 million related to the National titles and £50.0 million to the Regional titles in the Midlands*
4) *total exceptional items before tax of £129.3 million (2001: £166.8 million), and after tax of £127.5 million (2001: £161.6 million), reflect the operating items in note 3 above, together with the net profit on the disposal of subsidiary undertakings and three magazine titles, and the Group's share of associate's non operating exceptional items*

Sir Victor Blank, Chairman of Trinity Mirror plc, commented:

"Our 2002 result has been good against a difficult external environment. We continue to invest in our businesses to improve performance and to enhance value for shareholders.

Sly Bailey joined us in early February and has already made an impact with her vigour, drive and fresh thinking, which has been warmly welcomed within the Group."

Sly Bailey, Chief Executive, Trinity Mirror plc commented:

"The Trinity Mirror businesses have tremendous potential. My job is to unlock this potential and position the business to deliver enhanced shareholder value. I will be reporting back on my plans in due course."

Enquiries:

Trinity Mirror plc   **020 7293 3000**
Sly Bailey, Chief Executive
Nick Fullagar, Director of Corporate Communications

Finsbury   **020 7251 3801**
Rupert Younger
James Leviton

Trinity Mirror plc
2002 Preliminary Results

Financial highlights

	2002 £m	2001 [1] £m	% change
Turnover			
- actual	1,092.2	1,131.1	(3.4%)
- like-for-like [2]	1,087.4	1,120.2	(2.9%)
Group operating profit pre exceptional items			
- actual	191.0	190.5	0.3%
- like-for-like [2]	190.6	189.9	0.3%
Group operating profit post exceptional items [3]			
- actual	59.8	22.5	166.7%
- like-for-like [2]	59.4	21.9	171.7%
Profit before tax pre exceptional items	155.5	152.6	1.9%
Profit/(loss) before tax post exceptional items [4]	26.2	(14.2)	285.1%
	Pence	Pence	
Underlying earnings pre exceptional items	37.1p	36.5p	1.6%
Basic loss post exceptional items [4]	(6.6)p	(19.1)p	65.4%
Dividend	17.6p	17.6p	-

1) the results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly
2) adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002
3) Group operating exceptional items of £131.2 million (2001: £168.0 million) include a £125.0 million (2001: £150.0 million) impairment charge against the carrying value of the publishing rights and titles of the Regional titles in the Midlands. In 2001 the impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands
4) total exceptional items before tax of £129.3 million (2001: £166.8 million), and after tax of £127.5 million (2001: £161.6 million), reflect the operating items in note 3 above, together with the net profit on the disposal of subsidiary undertakings and three magazine titles and the Group's share of associate's non operating exceptional items

Within the following review of operations, all figures are presented on a like-for-like[1],[2] pre exceptional items basis unless otherwise specified. For 2002, central costs are being separately disclosed within the segmental analysis of operating profit and therefore the comparatives for 2001 have been restated to reflect the change. This change in presentation has no impact on the Group or total operating profit in 2001 and 2002.

Review of operations

The Group has delivered a robust performance in 2002 with Group operating profit before exceptionals of £190.6 million, marginally ahead of 2001 (2001: £189.9 million), despite a £32.8 million (2.9%) decline in revenues. The results demonstrate the significant benefits being derived from the strategies which were outlined during 2001 and in February 2002.

The *from Biggest to Best* regional newspaper strategy continues to deliver results above initial expectations. In 2002 we realised incremental revenue enhancements of £9.4 million and achieved cost savings of £7.2 million. In addition, the cost reduction plans initiated in 2001 delivered further savings of £3.4 million.

An integrated marketing strategy for the Daily Mirror was implemented during the year. The brand is now more clearly defined and research shows there has been encouraging acceptance by the readership. An incremental £17.8 million has been invested during the year in the Mirrors.

In 2002 total annualised cost savings of £32.8 million have been realised with incremental savings in the year of £21.7 million. These savings are in addition to savings arising from the merger (£13.7 million) and Southnews integration (£6.1 million). In addition, newsprint price reductions delivered savings of £18.8 million during the year.

Our strategies have enabled us to maintain profitability whilst investing for the future. During the year we invested an incremental £22.7 million (above the level of investment in 2001) in products, editorial and marketing and a further £12.7 million exceptional costs in the implementation of the Group's strategies and plans.

The Group continued to generate strong net cash flows during the year of £67.2 million (2001: £31.7 million) including disposal proceeds of £17.5 million and dividends from associates of £9.5 million, with net debt falling to £666.1 million (2001: £735.0 million) after making dividend payments of £51.3 million, interest payments and dividends due to minority shareholders of £45.1 million, tax payments of £39.2 million and net capital expenditure of £43.2 million (including a further £22.5 million of a total of £90.0 million in replacing four regional press facilities).

The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £125.0 million (2001: £150.0 million) was required. The impairment charge reduces the carrying value of the Regional titles in the Midlands. In 2001 an impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands.

During the year, given the substantial fall in equity markets and reduced rates of return, the FRS 17 pension deficit has increased from £25.9 million to £163.1 million (net of deferred tax). There are no immediate funding implications for our defined benefit schemes, which are funded in accordance with MFR (Minimum Funding Requirements). The FRS 17 operating profit charge, before past service costs (£0.8 million) was £24.6 million in 2002 and is expected to be £24.7 million in 2003. The FRS 17 finance income was £6.1 million in 2002 and is expected to be a finance charge of £2.9 million in 2003.

Regional newspapers and digital media

The *from Biggest to Best* strategy for the regional newspaper division has been successfully progressed during the year. Instead of 13 autonomous business units the division now operates with common aims, objectives, policies and controls. The success of the strategy is demonstrated by a strong financial performance despite a difficult advertising market which severely impacted the division's largest business in London and the South East and to a lesser extent the Midlands.

The turnover and operating profit of the Group's regional newspapers and Metros, excluding Digital Media, is as follows:

	2002	2001	Change	Margin	Margin

	£m	(restated) £m	%	2002	(restated) 2001
Turnover					
Regionals excluding Metros	506.8	511.5	(0.9%)		
Metros	9.1	8.3	10.1%		
Regionals including Metros	515.9	519.8	(0.7%)		
Operating profit					
Regionals excluding Metros	121.6	119.6	1.7%	24.0%	23.4%
Metros	(1.5)	(4.5)	66.3%	(16.5%)	(54.2%)
Regionals including Metros	120.1	115.1	4.4%	23.3%	22.1%

Operating profit The regional newspaper operations achieved operating growth of 4.4% to £120.1 million despite turnover falling by 0.7% to £515.9 million. Excluding Metros, the division achieved an increase in operating profit of 1.7% to £121.6 million despite a fall in revenue of 0.9% to £506.8 million. The impact of a difficult and uncertain economic and advertising environment has been partially mitigated by the strategies and cost reduction plans which commenced in 2001. In addition, the division benefited from a 10.2% reduction in newsprint prices. Within Metros, losses have been reduced by 66.3% to £1.5 million, due to improving advertising revenues and cost reductions.

Advertising revenue within the regional newspaper operations declined by 1.4% to £394.5 million (2001: £400.2 million). Excluding Metros, advertising revenues declined by 1.6% to £385.5 million (2001: £392.0 million). Differing advertising trends have been experienced in local market places, and a clear North/South divide has emerged throughout the year. Whilst advertising revenues in London and the South East fell by 9.9%, the rest of the division (excluding Metros) achieved growth of 1.7%. Although there is still limited visibility, an improving trend emerged in the second half of the year, with the division (excluding Metros) achieving growth of 1.1% in the fourth quarter compared to declines of 2.5% in the first half and 2.4% in the third quarter.

Some regions achieved recruitment advertising revenue growth in excess of 10% (Liverpool 14.1%, Chester 12.7% and Cardiff 11.3%). Recruitment advertising in London and the South East fell by 19.4% and in the Midlands fell by 5.0%. This resulted in recruitment advertising for the division (excluding Metros) falling by 2.8%. Property advertising in some regions has been weak all year, declining by 3.0% in total (excluding Metros) with significant declines in Teesside (18.7%) and Scotland (14.5%). However, Coventry, Newcastle and Cardiff achieved good growth in property advertising of 11.7%, 8.5% and 6.9% respectively. Display advertising has deteriorated in the second half with a decline of 3.0% (excluding Metros) compared to a decline of 1.5% in the first half.

Circulation revenue for the regional newspapers declined by 0.9% to £81.1 million (2001: £81.8 million). Modest declines in circulation were partially offset by limited cover price increases.

Strategic direction

We have put into place initiatives arising from the *from Biggest to Best* strategy which drive the pursuit of industry leading operational and financial performance through:

-       *driving continuous performance improvement;*
-       *capturing the benefits of scale;*
-       *investing in quality and excellence; and*
-       *sustaining long term growth.*

The full integration of the Digital Media operations within the business units has provided real focus to drive this business towards profitability. During 2002, cost control measures and initiatives to drive revenues have enabled a substantial reduction in losses from our target of £10.0 million to £7.6 million. These losses include £2.2 million (2001: £3.2 million) investment in Fish 4, a joint venture with other leading newspaper publishers to provide a platform for classified advertising on the internet. Fish 4 made significant progress during the year with expectations for further reductions in funding for the future.

To deliver the Group's strategy for its regional newspaper division, exceptional costs of £8.1 million (2001: £4.4 million) were incurred for implementation and severance costs. We expect further exceptional costs of £4.6 million to support the implementation team and costs of implementing new initiatives during 2003.

The turnover and operating profit of the Group's national newspapers is as follows:

	2002	2001 (restated)	Change	Margin	Margin (restated)
	£m	£m	%	2002	2001
Turnover	494.0	519.7	(4.9%)		
Operating profit	77.6	95.2	(18.6%)	15.7%	18.3%

Operating profit The decline in operating profit of £17.6 million to £77.6 million arose as a consequence of a decline in advertising revenue of £6.7 million and significant investment in the UK National titles. Margins fell from 18.3% to 15.7%.

Circulation revenue declined by 7.6% to £260.7 million (2001: £282.1 million). The decline is primarily due to price cutting at a cost of £23.5 million (2001: £4.0 million), including £21.8 million (2001: £3.6 million) for the Daily Mirror.

The Daily Mirror circulation over the 12 month period fell by 3.4%. Excluding sampling, which was discontinued from May, circulation fell by 2.0% (2.4% in 2001). The Daily Mirror brand was more clearly defined in April 2002 to improve its appeal to younger readers. Research has indicated that the brand proposition has been well received by the readership.

The Sunday Mirror and The People continued to operate in a competitive and difficult market with additional pressure on circulation following the launch of the Daily Star Sunday in September.

The Sunday Mirror limited the decline in circulation for the 12 month period to 4.8%, representing a decline of 3.2% (4.2% in 2001) when sampling, discontinued from May 2002, is excluded. The Sunday Mirror was aligned to the Daily Mirror from April 2002 with a new magazine, M Celebs, which extends the success of the M brand, and a new supplement, The Prem (launched in September 2002). This required additional investment of £3.1 million.

The People circulation fell by 7.8% during the 12 month period, representing a fall of 6.5% (8.2% in 2001) excluding sampling. The title was relaunched in August 2002 with major changes to the product, including a new Sports supplement, supported by a marketing campaign. Whilst competitor activity limited the impact of the changes, circulation has stabilised after an initial loss of 100,000 copies following the launch of the Daily Star Sunday.

Circulation revenue for the UK Nationals fell by 7.6% from £222.9 million to £205.9 million. £18.2 million of incremental price cutting on the Daily Mirror was partially offset by cover price increases on Saturday and the Sunday titles limiting the net fall in revenues to £17.0 million.

The Scottish market has proved extremely difficult during the year with 12 month declines in circulation (Scottish sales only) for the Daily Record and Sunday Mail of 5.8% and 3.8% respectively. The poor performance of the Daily Record has been attributable to price competition in Scotland with very limited price discounting by the Daily Record.

Circulation revenue for the Scottish titles fell by 7.5% to £54.8 million with revenue lost through circulation declines and price cutting offset by an increased cover price on the Sunday Mail.

Advertising revenue Despite a significant improvement in advertising revenues in the second half (with growth of 2.3%) advertising revenues in the national newspapers operations declined by 3.3% over the full year.

The three UK titles increased advertising revenues in the second half by 2.4%, which partially offset a 10.3% decline in the first half, limiting the annual decline to 4.4% from £150.6 million to £144.0 million. The uncertainty and volatility of advertising noted in the first half has continued in the second half although an improving trend, driven by Retail and to a lesser extent Holidays and Classified, had emerged.

In Scotland, further improvements in performance in the second half, have limited the annual decline in advertising revenues to 0.1%. Although National advertising in the second half fell by 2.5%, a 4.6% increase in local advertising enabled overall second half growth of 1.8% compared to a decline of 2.3% in the first

half.

UK Nationals – improving long term profitability

During the year improvements have been made in refining the brand and editorial proposition of the three UK national newspapers. The improvements were supported by one-off and ongoing investment to drive frequency of purchase amongst Mirror readers.

The efficient management of the Nationals' cost base achieved savings of £8.3 million. These savings include labour, newsprint, external printing, sampling and other overheads.

For 2003, the UK national newspaper operations will strive to improve profitability.

Scottish Nationals – asserting leadership

Initiatives to drive advertising revenues have delivered positive results. During 2003 the Scottish nationals will capitalise on these achievements.

During 2002, the Scottish nationals achieved cost savings of £2.3 million across all cost categories and further initiatives in 2003 are expected to deliver incremental cost savings in 2003.

Other businesses and central costs

Sports newspapers and websites

The Sports division achieved a record performance in 2002 with operating profit increasing by 44.9% to £11.8 million (2001: £8.2 million).

The Racing Post increased its cover price and its circulation (13.5% 12 monthly increase), consequently circulation revenue grew by 11.2% from £23.5 million to £26.1 million.

The advertising revenue increase in the Sports newspapers of 12.2% was driven by a recovery from the foot and mouth epidemic in 2001 and additional one-off revenues from the World Cup which contributed to first half advertising revenue growth of 25.8% followed by steady growth of 0.5% and 2.0% in quarters three and four respectively.

Racing Post Online, the division's web site, achieved breakeven operating profit during the year following efficient cost control and a revenue increase of £0.6 million from online betting. This represents a significant improvement from losses of £0.6 million in 2001. Racingpost.co.uk and Smartbet.co.uk had average monthly page impressions of 19.8 million and 5.4 million respectively during the year.

Magazines and Exhibitions

The Magazines and Exhibitions division has undergone a major restructuring during the year by the management team appointed in December 2001. The changes involved lower staffing levels, disposals, renegotiations of all supplier contracts and investment in marketing and product quality.

In December, the division sold three specialist motorbike magazines for a consideration of £1.8 million realising a profit of £1.7 million. These titles contributed £0.9 million to revenues (2001: £0.9 million) and £0.2 million to operating profits during the year (2001 : £0.1 million).

The division successfully renegotiated a new 11 year contract with the Chartered Institute of Housing for the endorsement of Inside Housing and expanded The National Boat, Caravan and Leisure Show following the successful 2002 show and exhibitor demand for more space. Two new shows for motorcycles and weddings are being launched in 2003.

The division achieved operating profit of £5.3 million representing a fall of only 2.4% (£0.1 million) despite revenue falling by £1.5 million from £32.5 million to £31.0 million.

Voice Media

Voice Media is a provider of interactive telephone response services to both internal newspaper operations and external media and advertisers. Following the loss of a major contract in 2001, coupled with disappointing results in the second half of the year, the division saw revenues fall by 48.3% to £6.4 million (2001: £12.4 million) with a consequential reduction in operating profit of £3.7 million to £0.2 million (2001:

£3.9 million).

Central Costs

Following a thorough review of the Group cost base, central costs which are not directly identifiable to operating divisions, are being separately disclosed to provide a clearer presentation of underlying divisional performance. During the year central costs increased by £2.4 million, from £14.4 million to £16.8 million. The increase in costs is primarily due to consultancy costs and the provision of payments in lieu of notice to senior management.

Investment

The £90.0 million investment plan in new regional press facilities for Cardiff, the Midlands and the North East is progressing on plan with the new Cardiff Press facility on line in March this year, with the North East site due for completion later this year and Midlands to be completed in 2004.

Disposals

During the year the Group disposed of non-core investments in Post Publications Limited (the Sunday Business Post), Ethnic Media Group Limited and three biker magazine titles.

Post Publications Limited and Ethnic Media Group Limited were disposed of in June 2002 for considerations of £6.5 million and £10.2 million (including £1.0 million deferred consideration, receivable in June 2004) respectively. During the 52 weeks ended 29 December 2002, the Sunday Business Post contributed £2.6 million revenue (2001: £6.9 million) and a net loss of £0.1 million (2001: loss £0.2 million) and Ethnic Media Group contributed £2.2 million revenue (2001: £4.0 million) and an operating profit of £0.5 million (2001: £0.8 million) to the results of the regional newspaper division.

The three biker magazines were disposed of in December 2002 for a cash consideration of £1.8 million realising a profit of £1.7 million. During the 52 week period ended 29 December 2002 these magazines contributed £0.9 million revenue (2001 : £0.9 million) and an operating profit of £0.2 million (2001 : £0.1 million).

Outlook

The uncertain and volatile advertising conditions experienced throughout 2002 have continued into the first two months of this year. Whilst there is still limited visibility, the Board is anticipating a satisfactory performance during 2003, due to the benefits of revenue enhancement and cost reduction measures implemented by the Group.

Board Changes

The Board welcomes Sly Bailey, who joined as Chief Executive on 3 February 2003. Sly was Chief Executive of IPC Media Limited from December 1999. She successfully led discussions with AOL Time Warner that resulted in the sale of IPC Media Limited to Time Inc, the publishing division of AOL Time Warner, in July 2001.

Financial summary

Accounting policies used in the preparation of the financial information for the 52 weeks ending 29 December 2002 are consistent with those set out in the Group's financial statements for 2001, as amended by the adoption, in 2002, of FRS 17 Retirement Benefits. The adoption of FRS 17 has required the restatement of the 2001 consolidated profit and loss account, consolidated statement of total recognised gains and losses, balance sheets and reconciliation of movements in shareholders' funds. Note 9 to the summarised financial information attached to this preliminary results statement details the effects of the restatement. The commentary below reflects the 2001 restated financial information.

Revenue of the Group fell by 3.4% to £1,092.2 million (2001: £1,131.1 million). Advertising revenue fell by 2.5% to £618.2 million and revenue from newspaper and magazine sales fell by 5.2% to £373.3 million. Contract print and other revenues declined by 2.6% (£2.6 million) to £100.7 million.

Group operating profit before exceptional items, increased by £0.5 million (0.3%) to £191.0 million. In 2002, Group operating profit before exceptional items was adversely impacted by incremental investment in the Group's core businesses of £22.7 million and a £15.9 million fall in advertising revenue but has benefited

from reduced newsprint prices (£18.8 million), incremental cost savings (£21.7 million) and reduced losses in digital media (£15.9 million). The pre exceptional items operating margin (including the net cost of digital media activities) increased from 16.8% to 17.5%.

Contribution from associates was £1.5 million (2001: £0.3 million), reflecting the Group's share of profits from its associate, The Press Association.

Net interest payable fell by £6.2 million, to £43.0 million. Group operating profit before exceptional items covers the net interest cost 4.4 times.

Other finance income, reflecting the FRS 17 interest credit, fell by £4.9 million, to £6.1 million and is expected to be a charge of £2.9 million in 2003.

Exceptional costs, before tax, of £129.3 million (2001: £166.8 million) were incurred during the year. Note 4 to the summary financial information attached to this preliminary results statement details the nature of the exceptional items. These items include an impairment charge of £125.0 million (2001: £150.0 million) in relation to the carrying value of the publishing rights and titles; £0.5 million finance function restructuring costs; £12.7 million of costs associated with the implementation of the Group's strategic and cost reduction plans, including £6.2 million of severance costs which have been partially offset by Maxwell related receipts of £5.6 million and £1.4 million settlement relating to circulation issues in Birmingham. The ongoing implementation of the strategic and cost saving plans are anticipated to result in a further £10.0 million of related implementation costs during this current year.

The strategic and cost reduction plans gave rise to an estimated £32.8 million of gross savings in 2002, estimated to rise to at least £42.0 million in 2003. These savings are stated before the £22.7 million incremental reinvestment in product, editorial and marketing activity to ensure the Group's newspapers retain their competitive position and brand strength and the implementation of the various strategies of the Group's businesses. These savings are in addition to the increase in benefits arising from the merger of Trinity plc and Mirror Group plc in September 1999 (£13.7 million), the synergy savings arising from the acquisition of Southnews (£6.1 million) and the reduced level of gross investment in digital media activities (£15.9 million).

Profit before tax and exceptional items, was £155.5 million (2001: £152.6 million).

Tax charge for 2002 of £45.2 million incorporates a charge of £47.0 million on profit before tax and exceptional items of £155.5 million representing an underlying rate of 30.2%.

Underlying earnings per share, before exceptional items, were 37.1p (2001: 36.5p) an increase of 1.6%.

Dividends – subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 12.3p per share to be paid on 4 June 2003 to shareholders on the register at 9 May 2003. This will bring the full year dividend to 17.6p per share, retaining the dividend at the 2001 level. The dividend is covered 2.1 times by pre exceptional earnings and will be fully funded from operating cash flow. The Group's dividend strategy takes into account the Group's operating results, the investment required for delivering its corporate strategy, its financing requirements and the policy to retain the dividend at a level where it is covered more than twice by earnings.

Net assets of the Group at 29 December 2002 were £1,140.2 million. This includes the total carrying value of the Group's acquired publishing and newspaper titles of £1,716.2 million, goodwill of £8.3 million, tangible fixed assets of £389.9 million, net debt of £666.1 million and the FRS 17 pension deficit of £163.1 million. The FRS 17 pension deficit has increased from £25.9 million to £163.1 million during the year, reflecting general market conditions and in particular the fall in equities during the year.

Cash flow from operating activities during 2002 (after exceptional items) increased by £14.1 million to £219.0 million. This primarily reflects the improved operating cash flows and improved working capital. Other principal cash outflows in 2002 related to £45.1 million interest and dividends to minority shareholders (2001: £50.2 million), lower than 2001 due to lower interest rates and debt levels, tax paid of £39.2 million (2001: £40.1 million), net capital expenditure of £43.2 million (2002: £28.0 million) and the £51.3 million payment of equity dividends (2001: £51.1 million). With the exception of £17.5 million cash inflow from disposals and £9.5 million received from associates, there were no material cash inflows other than from operating activities.

Net debt at 29 December 2002 was £666.1 million (net of £40.0 million of cash and £23.8 million of bank overdrafts) compared to £735.0 million at 30 December 2001.

Capital expenditure in 2002 was £43.2 million (net) (2001: £28.0 million) against a depreciation charge of

£43.1 million (2001: £43.4 million). The capital expenditure included a further £22.5 million in respect of the regional press replacement project (total expenditure between 2002 and 2004 is estimated to be approximately £90.0 million). Planned capital expenditure for 2003 is approximately £84.0 million, including £54.0 million in respect of the press replacement project. All capital expenditure is to be financed from operating cash flows.

Funding and liquidity – at 29 December 2002 committed facilities of £909.6 million were available to the Group, of which £204.4 million were undrawn. The committed facilities include a £369.0 million syndicated bank facility, US$ 647.7 million and £32.0 million unsecured loan notes (representing the total obligations under a series of fixed rate, differing maturity private placement US dollar and sterling loan notes respectively and £6 million floating rate private placement loan notes), obligations under finance leases of £40.3 million and £28.0 million of acquisition loan notes.

Consolidated profit and loss account
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	Before exceptional items	Exceptional Items	Total 2002	Before exceptional items (restated)	Exceptional items	Total 2001 (restated)
	£m	£m	£m	£m	£m	£m
Turnover	1,092.2	-	1,092.2	1,131.1	-	1,131.1
Group operating profit	191.0	(131.2)	59.8	190.5	(168.0)	22.5
Share of results of associated undertakings	1.4	0.1	1.5	0.3	-	0.3
Total operating profit	192.4	(131.1)	61.3	190.8	(168.0)	22.8
Profit on disposal of magazine titles	-	1.7	1.7	-	-	-
Profit on disposal of subsidiary/associated undertakings	-	0.1	0.1	-	1.2	1.2
Profit on ordinary activities before interest	192.4	(129.3)	63.1	190.8	(166.8)	24.0
Net interest payable	(43.0)	-	(43.0)	(49.2)	-	(49.2)
Other finance income	6.1	-	6.1	11.0	-	11.0
Profit/(loss) on ordinary activities before taxation	155.5	(129.3)	26.2	152.6	(166.8)	(14.2)
Tax on profit/(loss) on ordinary activities	(47.0)	1.8	(45.2)	(46.3)	5.2	(41.1)
Profit/(loss) on ordinary activities after taxation	108.5	(127.5)	(19.0)	106.3	(161.6)	(55.3)
Non equity minority interest	(0.3)	-	(0.3)	(0.3)	-	(0.3)
Profit/(loss) for the financial year	108.2	(127.5)	(19.3)	106.0	(161.6)	(55.6)
Ordinary dividends on equity shares			(51.4)			(51.2)
Retained loss for the financial year			(70.7)			(106.8)
Earnings per share (pence)						
Before digital media activities			38.9			42.1
Digital media activities			(1.8)			(5.6)
Underlying earnings per share			37.1			36.5
Exceptional items			(43.7)			(55.6)
Loss per share – basic			(6.6)			(19.1)
Loss per share – diluted			(6.6)			(19.1)

All turnover and results arose from continuing operations.

The consolidated profit and loss account for the 52 weeks to 30 December 2001 has been restated for the adoption of FRS 17 (see note 9).

Consolidated statement of total recognised gains and losses
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	2002	2001 (restated)
	£m	£m
Loss for the financial year	(19.3)	(55.6)
Difference between actual and expected return on pension schemes' assets	(170.6)	(145.1)
Experience (losses)/gains arising on pension schemes' liabilities	(11.1)	20.6

Effects of changes in assumptions underlying the present value of pension schemes' liabilities	(12.4)	(22.8)
Deferred tax asset associated with movement on pension schemes' deficits	58.3	44.2
Total recognised gains and losses in the year	**(155.1)**	**(158.7)**
Total recognised gains and losses related to the year above	(155.1)	
Prior period adjustments (note 9)	(17.1)	
Total gains and losses recognised since the last annual report	**(172.2)**	

The consolidated statement of total recognised gains and losses for the 52 weeks to 30 December 2001 has been restated for the adoption of FRS 17 (see note 9).

Consolidated balance sheet
at 29 December 2002 (30 December 2001)

	2002	2001 (restated)
	£m	£m
Fixed assets		
Intangible assets	1,724.5	1,866.9
Tangible assets	389.9	389.7
Investments	10.1	17.9
	2,124.5	2,274.5
Current assets		
Stocks	7.3	8.7
Debtors	152.6	153.9
Cash at bank and in hand	40.0	43.5
	199.9	206.1
Creditors: amounts falling due within one year		
Bank loans, loan notes and overdrafts	(66.7)	(119.3)
Obligations under finance leases	(4.9)	(6.3)
Other creditors	(243.8)	(257.8)
	(315.4)	(383.4)
Net current liabilities	(115.5)	(177.3)
Total assets less current liabilities	2,009.0	2,097.2
Creditors: amounts falling due after more than one year		
Bank loans and loan notes	(599.1)	(613.7)
Obligations under finance leases	(35.4)	(39.2)
	(634.5)	(652.9)
Provisions for liabilities and charges	(67.5)	(69.7)
Non equity minority interest	(3.7)	(3.7)
Net assets excluding pension schemes' (liabilities)/assets	1,303.3	1,370.9
Pension schemes' assets	-	28.8
Pension schemes' liabilities	(163.1)	(54.7)
Net assets including pension schemes' (liabilities)/assets	1,140.2	1,345.0
Equity capital and reserves		
Called up share capital	29.2	29.1
Share premium account	1,080.6	1,078.7
Revaluation reserve	5.0	5.0
Profit and loss account	25.4	232.2
Equity shareholders' funds	1,140.2	1,345.0

The consolidated balance sheet as at 30 December 2001 has been restated for the adoption of FRS 17 (see note 9).

Consolidated cash flow statement
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	2002	2001 (restated)
	£m	£m
Net cash inflow from operating activities	219.0	204.9
Dividends received from associated undertakings	9.5	2.6
Interest received from associated undertakings	-	0.4
Net cash outflow from returns on investments and servicing of finance	(45.1)	(50.2)
Taxation paid	(39.2)	(40.1)
Net cash outflow from capital expenditure and financial investment	(43.2)	(28.0)
Net cash inflow/(outflow) from acquisitions and disposals	17.5	(6.8)

Dividends paid	(51.3)	(51.1)
Net cash inflow before financing	67.2	31.7
Net cash outflow from financing	(85.3)	(30.6)
(Decrease)/increase in cash	(18.1)	1.1

The comparative figures for the 52 weeks to 30 December 2001 have been restated to reclassify the dividend paid to non-equity minority interest shareholders (£0.3 million) within returns on investments and servicing of finance. This was previously reported within dividends paid.

Reconciliation of net cash flow to movement in net debt
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	2002 £m	2001 £m
(Decrease)/increase in cash in the year	(18.1)	1.1
Cash outflow from movement in debt and leasing finance	87.0	34.5
Change in net debt resulting from cash flows	68.9	35.6
New finance leases	-	(2.4)
Movement in net debt in the year	68.9	33.2
Net debt at 31 December 2001	(735.0)	(768.2)
Net debt at 29 December 2002	(666.1)	(735.0)

Analysis of net debt
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	At 31 December 2001 £m	Cash flow £m	Loans repaid £m	Loans and loan notes issued £m	Other non-cash changes £m	At 29 December 2002 £m
Cash at bank and in hand	43.5	(3.5)	-	-	-	40.0
Bank overdrafts	(9.2)	(14.6)	-	-	-	(23.8)
Net cash balances	34.3	(18.1)	-	-	-	16.2
Debt due within one year	(110.1)	82.1	-	-	(14.9)	(42.9)
Debt due after one year	(613.7)	(0.3)	325.1	(325.1)	14.9	(599.1)
Finance leases	(45.5)	5.2	-	-	-	(40.3)
Bank loans, loan notes and finance leases	(769.3)	87.0	325.1	(325.1)	-	(682.3)
Net debt	(735.0)	68.9	325.1	(325.1)	-	(666.1)

Non cash movements
During the year, the Group entered into finance lease arrangements with a total capital value at the inception of the leases of £nil million (2001: £2.4 million).

Notes to the 2002 preliminary statement

1. Change in accounting policies

The only change to the Group's accounting policies during the 52 weeks to 29 December 2002 was in respect of the full adoption of financial reporting standard FRS 17, Retirement Benefits.

The consolidated profit and loss account, consolidated statement of total recognised gains and losses, balance sheets and reconciliation of movements in consolidated shareholders' funds have been amended to reflect the adoption of FRS 17. The prior period figures have been restated to reflect the removal of the pension costs, prepayment and provisions under SSAP 24 and to include the cost, liability and asset position under FRS 17. There is no impact on the cash flow due to the adoption of FRS 17.

Under FRS 17, pension schemes are measured using fair values. Pension scheme liabilities are measured using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term to the liability. Each pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full, net of deferred tax, and presented on the face of the balance sheet. The movement in the scheme surplus/deficit is split between operating and financing items in the consolidated profit and loss account and the consolidated statement of total recognised gains and losses.

2. Turnover

	2002 £m	2001 £m
Regional newspapers*	520.7	530.7
National newspapers	494.0	519.7
Sports newspapers	39.4	34.9
Magazines and exhibitions	31.0	32.5
Digital media	0.7	0.9
Other	6.4	12.4

Group turnover by division	1,092.2	1,131.1

* Regional newspapers includes turnover relating to Post Publications Limited of £2.6 million (52 weeks to 30 December 2001 £6.9 million) and Ethnic Media Group Limited of £2.2 million (52 weeks to 30 December 2001 £4.0 million), which were sold in June 2002. Regional newspapers also includes turnover relating to the three Metro titles of £9.1 million (52 weeks to 30 December 2001 £8.3 million).

3. Group operating profit

The analysis of the Group's operating profit (before exceptional items) is as follows:

	2002 £m	2001 (restated) £m
Regional newspapers*	120.5	115.7
National newspapers	77.6	95.2
Sports newspapers	11.8	8.2
Magazines and exhibitions	5.3	5.4
Digital media	(7.6)	(23.5)
Other	0.2	3.9
Central costs	(16.8)	(14.4)
Group operating profit by division	191.0	190.5

* Regional newspapers includes losses relating to Post Publications Limited of £0.1 million (52 weeks to 30 December 2001 £0.2 million) and profits relating to Ethnic Media Group Limited of £0.5 million (52 weeks to 30 December 2001 £0.8 million), which were sold in June 2002. Regional newspapers also includes losses relating to the three Metro titles of £1.5 million (52 weeks to 30 December 2001 £4.5 million).

The comparatives for the 52 weeks to 30 December 2001 have been restated to reflect the separate disclosure of Central costs. This change in presentation has no impact on Group operating profit in 2001 or 2002.

The prior period figures have been restated to reflect the adoption of FRS 17 (see note 9).

4. Exceptional items

	2002 £m	2001 £m
Operating exceptional items		
Impairment of carrying value of publishing rights and titles (a)	125.0	150.0
Restructuring costs (b)	13.2	20.0
Maxwell related recoveries (c)	(5.6)	-
Recovery from Maxwell Works Pensions Scheme (d)	-	(2.0)
Birmingham circulation issue receipt (e)	(1.4)	-
Group exceptional items charged against Group operating profit	131.2	168.0
Share of exceptional items of associated undertakings (f)	(0.1)	-
Total exceptional items charged against operating profit	131.1	168.0
Profit on sale of magazine titles (g)	(1.7)	-
Profit on sale of subsidiary undertakings (h)	(0.1)	-
Profit on sale of investment in associated undertakings (i)	-	(1.2)
Net exceptional items before taxation	129.3	166.8

a) The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £125.0 million (2001: £150.0 million) was required. The impairment charge reduces the carrying value of the publishing rights and titles of the Regional titles in the Midlands, to the net present value of future cash flows to be derived from these assets, discounted at 7.5% (2001: 7.3%). In 2001 the impairment charge of £100 million related to the National titles and £50.0 million related to the Regional titles.

b) Restructuring costs of £13.2 million (2001: £20.0 million) relate primarily to costs incurred in the formulation and implementation of strategic and profit improvement plans, including cost reduction measures, amounting to £12.7 million (2001: £12.3 million) and ongoing restructuring of the Group's finance systems of £0.5 million (2001: £3.1 million).

c) In 2002, the Group recovered £5.6 million from the liquidators of Maxwell related companies for claims outstanding since 1992.

d) In 1992, Mirror Group loaned the Trustees of the Maxwell Works Pension Scheme sufficient money to pay the benefits due under that scheme. Mirror Group was the principal company under the scheme's trust. The terms of the loan specified that it would only be repaid when the scheme had settled all of its debts, including monies owed to the government. Mirror Group wrote off the loan in 1992. In December 2001, a repayment of £2.0 million was made by the scheme.

e) During the year, the Group received compensation of £1.4 million (net of costs) in relation to outstanding issues following the identification of errors in the circulation for the Birmingham titles in 1999.

f) During the year, Press Association, an associated undertaking, disposed of a property, the Group share of the profit being £0.1 million.

g) In December 2002, the Group disposed of three biker magazines for a cash consideration of £1.8 million realising a profit of £1.7 million. The results of the magazines to the date of disposal have been included in continuing operations. Tax has been charged in respect of this disposal of £0.2 million based on a chargeable gain of £0.8 million.

h) In June 2002, the Group disposed of Post Publications Limited for cash consideration of £6.5 million, realising a loss of £0.3 million

and Ethnic Media Group Limited for total consideration of £10.2 million, of which £9.2 million was paid in cash and £1.0 million is deferred for two years, realising a profit of £0.4 million. The results of the companies to the date of disposal have been included in continuing operations. No tax liability arises on these disposals.

i) In August 2001, the Group sold its investment in Reed Aviation, realising a profit on disposal of £0.5 million. In October 2001, the Group disposed of its investment in PA Sporting Life, realising a profit for the Group of £0.7 million. No material tax liability arose on these disposals.

5. Tax on profit on ordinary activities

	2002 £m	2001 (restated) £m
Profit before tax on ordinary activities before exceptional items	155.5	152.6
Corporation Tax		
Corporation tax charge for the year	45.5	40.5
Prior year adjustment	0.6	(1.8)
Total current tax charge	46.1	38.7
Deferred Tax		
Deferred tax charge for the year	2.9	3.3
Prior year adjustment	(2.0)	4.3
Total deferred tax	0.9	7.6
Total tax on profit on ordinary activities before exceptional items	47.0	46.3
Exceptional:		
UK corporation tax on exceptional items	(1.8)	(5.2)
Tax on profit/(loss) on ordinary activities	45.2	41.1

Included within the deferred tax charge for the year is an FRS 17 credit of £0.6 million. Within the prior year deferred tax adjustment in 2002 is a credit of £0.5 million in relation to the Press Association's restatement of comparative years due to the adoption of FRS 19.

The prior period figures have been restated for the adoption of FRS 17(see note 9).

6. Earnings per share

Earnings per share are based on the profit or loss on ordinary activities after taxation. They are calculated using the weighted average number of shares in issue (basic) increased by the number of share options in issue (diluted) as shown below.

	2002 No. of shares	2001 No. of shares
Basic (millions)	291.6	290.6
Diluted (millions)	291.9	291.0

7. Sale of operations and magazine titles

The Group disposed of its subsidiary undertakings, Post Publications Limited and Ethnic Media Group Limited in June 2002 and three biker magazines in December 2002. The results of the companies and the biker magazines up to the date of disposal have been included within continuing operations.

	Post Publications Limited £m	Ethnic Media Group Limited £m	Sale of Magazine titles £m	Total 2002 £m
Net assets disposed of:				
Intangible fixed assets	5.0	9.1	-	14.1
Tangible fixed assets	0.4	0.2	-	0.6
Current assets	2.7	0.8	-	3.5
Creditors falling due within one year	(1.4)	(0.6)	-	(2.0)
	6.7	9.5	-	16.2
Costs of disposal	0.1	0.3	0.1	0.5
(Loss)/profit on disposal	(0.3)	0.4	1.7	1.8
	6.5	10.2	1.8	18.5
Satisfied by:				
Cash	6.5	9.2	1.8	17.5
Deferred consideration	-	1.0	-	1.0
	6.5	10.2	1.8	18.5
Analysis of the net cash inflow in respect of the disposals of subsidiary undertakings and magazine titles:				
Cash consideration	6.5	9.2	1.8	17.5

8. Pensions

The Group operates a number of funded final salary pension schemes including two executive arrangements, all of which have been set up under Trusts that hold their financial assets separately from those of the Group.

Valuations have been performed in accordance with the requirements of FRS 17 as at 29 December 2002.

Scheme liabilities have been calculated using a consistent projected unit valuation method and compared to the schemes' assets at the 29 December 2002 market value as below:

	Total as at 29 December 2002 £m	Total as at 30 December 2001 £m	Total as at 31 December 2000 £m
Fair value of schemes' assets	872.8	999.9	1,089.8
Actuarial value of schemes' liabilities	(1,105.8)	(1,036.9)	(982.6)
Schemes' (deficits)/surpluses	(233.0)	(37.0)	107.2
Deferred tax	69.9	11.1	(32.2)
Net schemes' (liabilities)/assets	(163.1)	(25.9)	75.0

9. Restatement of comparatives

The adoption of FRS 17, Retirement Benefits, has required full disclosure of the fair value of assets and liabilities arising from retirement benefit obligations and any related funding. Operating costs relating to salaries are recognised in the accounting period in which they are incurred and, in addition, the gains, losses, assets and liabilities arising from the provisions discussed above are disclosed.

As a result of these changes in accounting policy, the comparatives have been restated as follows:

a)   Consolidated balance sheet

30 December 2001	Debtors and prepayments £m	Provisions for liabilities and charges £m	Pension scheme assets £m	Pension scheme liabilities £m	Shareholders' funds £m
As previously reported	172.9	(97.5)	-	-	1,362.1
Reversal of SSAP 24 (i)	(19.0)	32.8	-	-	13.8
Adoption of FRS17 (ii)	-	-	28.8	(54.7)	(25.9)
Taxation	-	(5.0)	-	-	(5.0)
As restated	153.9	(69.7)	28.8	(54.7)	1,345.0

i)   Under SSAP 24 any surplus or liability in a pension scheme was amortised over the remaining service lives of the employees.
ii)   The net fall in opening shareholders' funds at 30 December 2001 of £17.1 million reflects the impact of changing to FRS 17 from SSAP 24 at that date.

b)   Consolidated profit and loss account

52 weeks ended 30 December 2001	Other finance income £m	Net operating expenses after exceptional items £m	Taxation £m
As previously reported	-	(1,094.7)	(41.4)
Adoption of FRS 17 (i)	11.0	(13.9)	0.3
As restated	11.0	(1,108.6)	(41.1)

i)   The net decrease in profit attributable to shareholders for the 52 weeks to 30 December 2001 of £2.6 million relates to the full service cost of the pension provision to be charged to operating profit and the net impact of the unwinding of the discount rate on scheme liabilities and the expected return of the scheme assets to be charged/credited to other finance costs, in comparison to the amortisation over the remaining service lives of the employees of any SSAP 24 surpluses or deficits.

The impact of the adoption of FRS 17 on the 2002 results (profit after tax) amounted to a charge of £5.4 million (2001: £2.6 million).

c) Earnings per share

	Earnings per share (pence)
Underlying earnings per share before digital media activities - as previously reported	43.0
Effect of implementation of FRS17	(0.9)
Underlying earnings per share before digital media activities - as restated	42.1
Digital media activities	(5.6)
Underlying earnings per share - as restated	36.5
Exceptional items	(55.6)
Basic loss per share - as restated	(19.1)
Diluted loss per share - as previously reported	(18.2)
Effect of implementation of FRS 17	(0.9)
Diluted loss per share - as restated	(19.1)

10. Issue of Annual Report and Accounts

The 2002 Annual Report and Accounts will be posted to shareholders on 18 March 2003. Copies may be obtained after 18 March 2003

from the Company Secretary, Trinity Mirror plc at One Canada Square, Canary Wharf, London, E14 5AP.

The financial information set out above does not constitute the Company's statutory accounts for the periods ended 29 December 2002 or 30 December 2001, but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for the period ended 29 December 2002 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

END

Company website



  

EXHIBIT C-(b) 11



London STOCK EXCHANGE   **RNS** | The company news service from the London Stock Exchange

Last Refres
14:54 Thu, Feb 2
U

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

1 — 2 — 3 — (
details   text   review   sul

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

_ms Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (<u>details</u>)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 25,945,160 (previously 28,944,835) Trinity Mirror plc Ordinary Shares, representing 8.893% (previously 9.921%) of the issu share capital.

previous   cancel   •   confirm

AUS 637853

EXHIBIT C-(b) 12

 RNS | The company news service from the London Stock Exchange



Last Refres
15:08 Fri, Feb 2:
Ul

Help | London Stock Exchange Home

RNS Statement   RNS alert   RNS Insight

Enter Announcement Details

1 — 2 — 3 — (
details text review sub

Please enter your announcement details below. Identify <u>related companies</u> if appropriate and confirm your choice using the **confirm companies** button. Click on **attach text** to move to the next step.

Company Name	Trinity Mirror PLC
Category	Miscellaneous (add headline)
Headline	Grant of Executive Options
◉ **Immediate Release**	○ **Embargo** _
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Your Mediastream URL	Select your Mediastream URL
Suffix:	[ ] Test URL

International Filing and Disclosure

☐ EDGAR Filing   ☐ German Ad Hoc Disclosure
☐ US Disclosure   ☐ Swiss Ad Hoc Disclosure

Media Distribution

☐ UK Media   ☐ Key Financial Media Europe
☐ US Media   ☐ Other - RNS will call you to discuss

RNS can provide additional distribution circuits to meet your investor relations and corporate communication needs. For further information, please click on the link below or call our Customer Services Team on 020 7797 4400.

◉ **No Related Companies**   ○ **Related Companies**

cancel (✕)   attach text (⋯→)



RNS | The company news service from the London Stock Exchange

Last Refres
15:19 Fri, Feb 2i
Uh

Help | London Stock Exchange Home

RNS Statement   RNS Alert   RNS Insight   Logout

Review Announcement

1 — 2 — 3 — 4
details text review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Miscellaneous (add headline)
Headline	Grant of Executive Options
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

AVS: 875797

Trinity Mirror Plc ("the Company") announces that it has today granted options over 505,689 10p ordina shares in the company to its Chief Executive, Sly Bailey. The options may be exercised at a price of 39: between 28th February 2006 and 28th February 2013 subject to the satisfaction of TSR and real EPS growth targets. The options were due to be awarded to Mrs Bailey on her appointment but were delaye the Company was in its pre results close period which ended yesterday. Mrs Bailey has no other intere: in the shares of the Company.

Trinity Mirror Plc ("the Company") announces that it has today granted options over 505,689 10p ordinary shares in the company to its Chief Executive, Sly Bailey. The options may be exercised at a price of 395.5p between 28th February 2006 and 28th February 2013 subject to the satisfaction of TSR and real EPS growth targets. The options were due to be awarded to Mrs Bailey on her appointment but were delayed as the Company was in its pre results-close period which ended yesterday. Mrs Bailey has no other interests in the shares of the Company.

EXHIBIT C-(b) 13



RNS | The company news service from the London Stock Exchange

Last Refres
15:08 Fri, Mar 2
U

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Logoff

Review Announcement

①———②———③———④
details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

Following the maturity of a five year savings contract under the Trinity Mirror Savings Related Share Option Scheme (SAYE tephen Parker has today exercised an option over 1032 shares at an option price of 401p per share. He has retained thes(hares and his total holding following this notification is 10,186 shares which represents 0.003% of the issued share class.

previous    cancel    confirm

ANS 861669

EXHIBIT C-(b) 14

 **RNS** | The company news service from the London Stock Exchange

Full Text Announcement



Company	Trinity Mirror PLC
TIDM	TNI
Headline	Directorate Change
Released	12:19 10 Apr 2003
Number	8875J

RNS Number:8875J
Trinity Mirror PLC
10 April 2003

Thursday 10th April 2003

Trinity Mirror plc: Board and Management changes

Trinity Mirror plc today announces the following changes to its Board and senior management team.

Vijay Vaghela is appointed Group Finance Director. He succeeds Margaret Ewing who left the group at the end of June 2002 to join BAA.

Vijay, 36, qualified as a chartered accountant with Touche Ross before joining Mirror Group as head of internal audit in August 1994. He was subsequently promoted to group treasurer and is currently Director of Accounting and Treasury. Vijay has been acting finance director since 1st July 2002.

Vijay will take up his appointment with immediate effect and will be appointed as an executive director of the company immediately after the Annual General Meeting on Thursday 8th May 2003.

Mark Haysom, 49, Managing Director, National Newspapers is to leave to the company, and has resigned as a director with immediate effect. For the foreseeable future the Nationals' management team will report directly to Sly Bailey, Chief Executive.

Mark joined the Board in January 1999. He was appointed to his current position in September 1999. He has worked for the Company nearly 11 years, first in its regional business and more recently as managing Director of the national titles.

Richard Wyatt, Director of Corporate Development, will also leave the company by the end of April.

Sly Bailey said: "Vijay has a deep knowledge of the company and newspaper publishing. He is the principal architect of our current debt financing strategy and is well known to our main shareholders and bankers. I am delighted by the appointment and look forward to working closely with him in his new role.

"I would like to thank Mark and Richard for their contribution to the company

EXHIBIT C-(b) 15

 The company news service from
the London Stock Exchange



Full Text Announcement

 

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Directorate Change - Replace
Released	13:00 10 Apr 2003
Number	8911J

RNS Number:8911J
Trinity Mirror PLC
10 April 2003

"The following replaces the Directorate Change announcement released today 10
April 2003 @ 12:19, under RNS Number 8875J.

In paragraph 6 it was stated that Mark Haysom joined the Board in January 1999.
He actually joined in January 1998.

All other details remain unchanged, and the full amended text appears below."

Thursday 10th April 2003

Trinity Mirror plc: Board and Management changes

Trinity Mirror plc today announces the following changes to its Board and senior
management team.

Vijay Vaghela is appointed Group Finance Director. He succeeds Margaret Ewing
who left the group at the end of June 2002 to join BAA.

Vijay, 36, qualified as a chartered accountant with Touche Ross before joining
Mirror Group as head of internal audit in August 1994. He was subsequently
promoted to group treasurer and is currently Director of Accounting and
Treasury. Vijay has been acting finance director since 1st July 2002.

Vijay will take up his appointment with immediate effect and will be appointed
as an executive director of the company immediately after the Annual General
Meeting on Thursday 8th May 2003.

Mark Haysom, 49, Managing Director, National Newspapers is to leave the company,
and has resigned as a director with immediate effect. For the foreseeable future
the Nationals' management team will report directly to Sly Bailey, Chief
Executive.

Mark joined the Board in January 1998. He was appointed to his current position
in September 1999. He has worked for the Company nearly 11 years, first in its
regional business and more recently as managing Director of the national titles.

Richard Wyatt, Director of Corporate Development, will also leave the company by
the end of April.

EXHIBIT C-(b) 16

RNS | The company news service from the London Stock Exchange



Full Text Announcement

   

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Directorate Change
Released	12:00 14 Apr 2003
Number	0006K

RNS Number:0006K
Trinity Mirror PLC
14 April 2003

14th April 2003

Trinity Mirror plc: Board change

Trinity Mirror plc announces today that Roger Harrison, non-executive director, having reached his 70th birthday has decided to retire at the Annual General Meeting on 8th May 2003.

Roger joined the Board in 1991. He is a director of Sterling Publishing plc and was previously Deputy Chairman of Capital Radio plc, a director of LWT and Chief Executive of the Observer.

Chairman Sir Victor Blank said: "Roger has given enormous service to the company which has benefited from his extensive knowledge of media and, in particular, newspaper publishing. We fully understand his desire to step down from the Board but will miss his incisive thoughts and commitment."

Enquiries

Trinity Mirror plc
Nick Fullagar   020 7293 3622
Director of Corporate Communications

Finsbury
James Leviton   020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

EXHIBIT C-(b) 17

RNS | The company news service from
the London Stock Exchange



Full Text Announcement

 

Company	Trinity Mirror PLC
TIDM	TNI
Headline	AGM Statement
Released	11:29 8 May 2003
Number	8447K

RNS Number:8447K
Trinity Mirror PLC
08 May 2003

8th May 2003

AGM Statement

The following statement was provided to shareholders by the Chairman of Trinity
Mirror plc, Sir Victor Blank, at today's Annual General Meeting:

"At the Group's preliminary results announcement on 27th February 2003, we
stated that advertising conditions remained volatile and uncertain. The war in
Iraq has accentuated these conditions impacting on both our advertising and
circulation revenues.

"Group advertising revenue for the first four months was marginally ahead of
2002. An increase of 1.4% for our national titles was offset by a fall of 1.0%
for our regional titles (excluding Metro's). Advertising conditions for our
regional titles in London and the South East continue to be challenging (in
particular recruitment advertising) with year on year declines of 5.4% for the
first four months of the year. Excluding London and the South East, the regional
titles achieved advertising growth of 0.5% for the first four months of the
year.

"Group circulation revenues for the first four months of the year have fallen by
6.5% year on year reflecting the impact of price cutting for the Daily Mirror in
the first quarter coupled with a reduced circulation performance. The cost of
price cutting in the period was £5.7 million, representing an increase of £4.4
million over the same period in 2002.

"Following the appointment of Sly Bailey as Chief Executive in February, further
senior appointments have been made to the management team. Vijay Vaghela has
been appointed Group Finance Director, Humphrey Cobbold as Director of Strategic
Development and Phil Hall as Editorial Development Director, National titles.
These appointments, coupled with a streamlining of the reporting functions in
the national newspapers division, will strengthen the Group. The review of the
businesses is progressing well and we will report back to shareholders at our
interim results announcement on 31st July.

"The directors believe the uncertain external trading environment will continue
for the remainder of the year. Nevertheless, subject to there being no further
adverse changes to the trading environment the Board anticipates a satisfactory

outcome for the year."

Enquiries:

Trinity Mirror plc
Sly Bailey   020 7293 3622
Chief Executive

Vijay Vaghela
Group Finance Director

Nick Fullagar
Director of Corporate Communications

Finsbury
James Leviton   020 7251 3801

                        This information is provided by RNS
          The company news service from the London Stock Exchange

END

                            Company website



EXHIBIT C-(b) 18



Help | London Stock Exchange Home

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

AVS: 099613

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

Trinity Mirror plc ("the Company") announces that on his appointment as a director Mr Vijay Vaghela gave notice of his inter the 10p ordinary shares of the Company in the following amounts:

1. Direct beneficial holding:

1,155 shares

2. Options:

SAYE Scheme

No of Shares Exercisable From To Option Price

2,365 1 Aug 2005 1 Feb 2006 £4.28

1,203 1 Dec 2005 1 Jun 2006 £3.14

Executive Share Options:

No of Shares Disposable From To Option Price

10,951 19 May 2003 19 May 2010 £5.44

14,751 20 Apr 2004 20 Apr 2011 £4.525

16,737 11 Apr 2005 10 Apr 2012 £4.705

previous ⊕   cancel ⊗   confirm ⊕

EXHIBIT C-(b) 19



Last Refres
15:33 Wed, May 1
U

Help | London Stock Exchange Home | RNS Statement | RNS Alert | RNS Insight | Log off

Review Announcement

1 — 2 — 3 — (
details   text   review sul

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

AVS , 140 800

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

he Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 23,114,952 (previously 25,945,160) Trinity Mirror plc Ordinary Shares, representing 7.922% (previously 8.893%) of the issu share capital.

previous    cancel ⊗   confirm ⋯

EXHIBIT C-(b) 20

 **London**
STOCK EXCHANGE

RNS The company news service from
the London Stock Exchange

Help | London Stock Exchange Home  RNS Statement | RNS Alert | RNS Insight | Log off

Review Announcement

①——②——③——(
details   text   review   sul

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

ims Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)   AnS   084270

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 35,630,343 (previously 40,489,979) Trinity Mirror plc Ordin Shares, representing 12.210% (previously 13.878%) of the issued share capital.

---

previous    cancel    confirm (...→)

London
STOCK EXCHANGE

Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
12:02 Thu, Jun 12 2003
UK Time

View Announcement

Announcement Details

status list

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		12:00 12 Jun 03		

Full Announcement Text

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 35,630,343 (previously 40,489,979) Trinity Mirror plc Ordinary Shares, representing 12.210% (previously 13.878%) of the issued share capital.

END

status list

EXHIBIT C-(b) 21

RNS | The company news service from the London Stock Exchange

 

Full Text Announcement

  

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	12:34 23 Jun 2003
Number	6419M

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 34,987,237 (previously 35,630,343) Trinity Mirror plc Ordinary Shares, representing 11.986% (previously 12.210%) of the issued share capital.

END

Company website

  

EXHIBIT C-(b) 22

RNS | The company news service from the London Stock Exchange



Full Text Announcement

Other Announcements from this Company ▾   Send to a Friend



Company	Trinity Mirror PLC
TIDM	TNI
Headline	Trading Statement
Released	07:01 26 Jun 2003
Number	7962M

RNS Number:7962M
Trinity Mirror plc
26 June 2003

Thursday, 26th June 2003

TRINITY MIRROR PLC
PRE CLOSE TRADING UPDATE
26 week period ending 29th June 2003

Trinity Mirror plc is today issuing a trading update ahead of the company's interim results announcement on 31st July.

Advertising revenues

Advertising conditions have remained volatile during the last six months. Group advertising revenues for the 26 week period are expected to be flat year on year, with a 0.6% increase in the first quarter offset by a 0.4% decline in the second quarter. The weaker performance in the second quarter reflects the impact of the war in Iraq and incremental World Cup revenues in June 2002.

The Regionals division (incorporating Digital Media and Metros) is expected to achieve advertising revenue growth of 0.6% year on year for the 26 week period. Excluding Digital Media and Metros, advertising revenues for the Regional newspaper titles are expected to fall by 0.3%. This reflects a 0.8% decline in the first quarter partially offset by an expected 0.3% increase in the second quarter.

The Regional newspaper titles (excluding Metros and our titles in London and the South East) are expected to achieve advertising revenue growth of 1.2% year on year. London and the South East advertising revenues are expected to fall by 4.4% year on year. Recruitment revenues in the Regional newspaper titles are expected to fall by 1.0% year on year, a 12.9% fall in London and the South East substantially offset by an increase of 3.0% in the rest of the Regional newspaper titles.

Advertising revenues for the 26 week period for the Nationals division are expected to fall by 0.8% year on year, with an expected 0.1% increase in the UK National titles offset by an expected 3.4% decline for the Scottish National titles. A strong first quarter saw advertising revenue grow by 1.4%. The second quarter was weaker with advertising revenue expected to fall by 3.1%.

Circulation

Group circulation revenues for the 26 week period are expected to fall by 2.8% year on year with a 7.5% decline in Q1 offset by an expected 2.1% increase in Q2.

Circulation revenues for the Regional newspaper titles are expected to fall by

1.0% for the period, with cover price increases partially offsetting revenue
declines from volume decreases.

Circulation revenues for the Nationals division are expected to fall by 4.4%,
representing falls of 5.0% and 2.1% for the UK and Scottish National titles
respectively. Restoring the normal cover price of the Daily Mirror has impacted
circulation, which fell year on year by 5.2% (excluding sampling) for the first
5 months. However, circulation of the Daily Mirror rose 1.9% month on month in
May following a 3.4% month on month fall in April.

Outlook

As noted at the AGM the directors believe the uncertain external trading
environment will continue for the remainder of the year. Nevertheless, subject
to there being no further adverse changes to the trading environment the Board
anticipates a satisfactory outcome for the year.

• all results are shown on a like for like basis, excluding the results
of Post Publications Limited and Ethnic Media Group Limited which were disposed
of in June 2002, Channel One which ceased trading in November 2002 and Wheatley
Dyson & Son Limited which was disposed of in February 2003.

Enquiries:

Trinity Mirror plc   020 7293 3000
Sly Bailey, Chief Executive
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
Don Hunter

<center>This information is provided by RNS
The company news service from the London Stock Exchange</center>

END

<center>Company website</center>

 

EXHIBIT C-(b) 23

RNS | The company news service from
the London Stock Exchange

Help | London Stock Exchange Home

Last Refreshed At
13:35 Fri, Jul 4 2003
UK Time

1 details 2 text 3 review 4 submit

238998

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

AVS

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

04/07/2003

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 35,559,143 (previously 34,987,237) Trinity Mirror plc Ordinary Shares, representing 12.182% (previously 11.986%) of the issued share capital.

previous   cancel   confirm

EXHIBIT C-(b) 24

RNS

communicate **RNS**



Full Text Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Interim Results
Released	07:01 31 Jul 2003
Number	16980

RNS Number:16980
Trinity Mirror PLC
31 July 2003

31 July 2003

Interim Results

for the 26 weeks ended 29 June 2003

Trinity Mirror plc announces the Group's interim results for the 26 weeks ended
29 June 2003.

Chief Executive's review

• Committed to effectively driving Group assets to unlock value

• Performance based strategy to stabilise, revitalise and grow

• £25 million net of re-investment annualised cost savings in 2005. £4
  million in 2003 and an incremental £16 million in 2004

• Disposal of titles in Northern Ireland

• Increase in interim dividend of 3.8%, the first increase since 2000
  and a policy to progressively increase dividends

• Commitment to reduce net debt

Operational highlights

• Group operating profit(1) (2) up 5.8%.

• Operating margins(1) (2) increased from 17.3% to 18.4% with regional
  newspaper titles (excluding Metros) improving operating margin(1) from 24.3%
  to 25.2% and National titles improving operating margin from 15.0% to 15.6%

• Strong operating cash flow with net debt falling £16.9 million to
  £649.2 million

• Incremental cost savings of £5.6m. This is in addition to savings of
  £32.8 million achieved in 2002. On target to achieve £42.0 million of cost
  savings by end of 2003

Financial highlights

| | Like-for-like(1) (pre exceptional items(2) (3)) | | | Actual (post exceptional items) | | |
	2003 £m	2002 £m	% Change	2003 £m	2002 £m	% Change
Turnover	551.5	553.6	-0.4%	551.6	559.6	-1.4%
Group operating profit	101.4	95.8	+5.8%	100.3	89.9	+11.6%
Profit before tax	80.4	78.4	+2.6%	79.4	72.1	+10.1%
Earnings per share	19.0p	18.4p	+3.3%	18.9p	16.9p	+11.8%
Dividend per share				5.5p	5.3p	+3.8%
Net debt				649.2	666.1	

(1) Adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002, Channel One which ceased trading in November 2002 and Wheatley Dyson & Son Limited which was disposed of in February 2003. During the 26 weeks ended 29 June 2003 these businesses achieved operating profit of £nil (2002: £0.5 million).

(2) Excludes operating exceptional items of £1.1 million pre tax (2002: £6.4 million).

(3) Excludes net exceptional items of £1.0 million pre tax (2002: £6.3 million).

Sir Victor Blank, Chairman of Trinity Mirror plc, commented:

"The Group has performed well against a difficult external environment. Our priority in February was to improve the earnings growth in 2003 and we are on track to achieve this.

Sly Bailey has made a very important contribution in the last six months and has breathed new life into the business. Today, Sly has provided a clear plan highlighting what this business needs to improve its performance and returns to our shareholders.

The Board is enthusiastic about the plans and the progress being made."

Sly Bailey, Chief Executive of Trinity Mirror plc, commented:

"My vision for Trinity Mirror is to unlock its hidden potential for growth. The actions I am putting in place will transform our business so that its value as a whole is undeniably more than the sum of the parts. I am confident that we will achieve our objective of creating a fundamentally stronger and better performing company."

Enquiries:

Trinity Mirror plc   020 7293 3000
Sly Bailey, Chief Executive

Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

31 July 2003

Interim Results for the 26 weeks ended 29 June 2003

Chairman's Statement

Financial highlights

	2003 £m	2002 £m	change %
Turnover			
- actual	551.6	559.6	-1.4%
- like-for-like (1)	551.5	553.6	-0.4%
Group operating profit pre exceptional items (2)			
- actual	101.4	96.3	+5.3%
- like-for-like (1)	101.4	95.8	+5.8%
Group operating profit post exceptional items			
- actual	100.3	89.9	11.6%
- like-for-like (1)	100.3	89.4	+12.2%
Profit before tax pre exceptional items (3)	80.4	78.4	+2.6%
Profit before tax post exceptional items	79.4	72.1	+10.1%
Per share	Pence	Pence	
Underlying earnings pre exceptional items	19.0p	18.4p	+3.3%
Basic earnings post exceptional items	18.9p	16.9p	+11.8%
Dividend per share	5.5p	5.3p	+3.8%

(1) Adjusted to exclude the results of Post Publications Limited and Ethnic
Media Group Limited which were disposed of in June 2002, Channel One which
ceased trading in November 2002 and Wheatley Dyson & Son Limited which was
disposed of in February 2003. During the 26 weeks ended 29 June 2003 these
businesses achieved operating profit of £nil (2002: £0.5 million).

(2) Excludes operating exceptional items of £1.1 million pre tax (2002: £6.4
million).

(3) Excludes net exceptional items of £1.0 million pre tax (2002: £6.3
million).

(4) Accounting policies used in the preparation of the unaudited financial
information for the 26 weeks ended 29 June 2003 are consistent with those set
out in the Group's financial statements for the 52 weeks ended 29 December 2002.

Within the following Chief Executive's review and review of operations, all
figures are presented on a like-for-like(1) pre exceptional items(2),(3) basis
unless otherwise specified. For 2003, and for the 52 weeks ended 29 December
2002 central costs have been separately disclosed within the segmental analysis
of operating profit and therefore the comparatives for the 26 weeks ended 30
June 2002 have been restated to reflect this change. This change in presentation
has no impact on the Group or total operating profit in 2003 or 2002.

Chief Executive's review

Shortly after her appointment as Chief Executive, Sly Bailey undertook a review
of the performance, organisation and management of the Group. The objective of
the Chief Executive's review was to identify the actions required to deliver
significantly enhanced shareholder value. The review considered all options open
to the Group and was conducted under the direct control of the Chief Executive
and her executive team without external consultants.

Overview of Key Findings

The review highlighted the potential for improving performance and creating
shareholder value by running Trinity Mirror more effectively as a Group of
publishing businesses. As a first step, the Chief Executive identified the need
to lay a firm foundation in terms of this year's performance principally through
a combination of tighter cost management disciplines and a more focused
publishing approach. The impact of this first step can already be seen in the
interim results and the outlook for the full year.

Looking forward, the review clarified the direction the business needs to take
to drive stronger growth and margin performance. The Regional businesses will
remain true to the key planks of 'from Biggest to Best' but will increase the
rate of performance improvement, seeking to take full advantage of their
positions of local leadership and the scale of the portfolio as a whole. The
National titles will dramatically increase their focus on the basics of
publishing to deliver improved profitability and cash flows through better
portfolio management and sharper positioning of individual titles.

The review has confirmed that with changes to the organisation, management and
focus of corporate activities, the value of the Group as a whole is undeniably
greater than the sum of its constituent parts. To deliver the required
transformation, Sly Bailey has articulated a 3 phase programme - stabilise,
revitalise and grow - that will be implemented by management to secure the
transformation of the Group's performance. Active portfolio management rather
than passive administration will be a core part of management's agenda. As a
result of the review, Sly Bailey and the management team are already prepared to
make specific commitments to improve profitability, generate cash and increase
dividends.

The Recent History

Although the merger of Trinity and Mirror Group took place nearly four years
ago, the Chief Executive's review revealed that the degree of integration,
sharing of best practice and capture of obvious economies of scale between the
businesses remains limited. There was some effort to address these issues in
2000 but the barriers to change were not overcome. Once the merger process was
formally completed, the two main businesses moved in different directions. The
Regionals focused on disciplined delivery of improved performance through 'from
Biggest to Best', while the Nationals suffered from a lack of firm management
focus and market understanding.

The Regionals Division

The review confirmed that Trinity Mirror's regional businesses are strong and
have benefited from the 'from Biggest to Best' initiative and have robust,

market leading positions in many of the UK's most important metropolitan
markets.

However, the review also highlighted that the division has significant scope for
further improvement. Circulation, cover pricing, new product development and
further cost reduction through delayering management structures and
regionalisation are all potential drivers of top and bottom line growth. These
will be pursued with more vigour and focus than has been the case to date in
order that the Division will achieve its full potential. The Chief Executive has
already restructured the management team and will be accelerating the change
programme to deliver this vision.

The Nationals Division

The National titles remain very large consumer franchises. The review confirmed
the obvious fact that the National titles need to be far more robust than they
are. Having identified this early in the review, the Chief Executive has taken
direct personal control for their publishing, removed existing management,
introduced new talent, and set about the task of improving performance.

At the heart of this challenge lies the need for the organisation to get much
better at the core job of publishing. The titles need a much deeper
understanding of readers, the role that the newspaper plays in readers' lives
and what needs to be in place to trigger the decision to purchase. There is also
a need to strengthen the focus, skills and discipline of advertising sales
within the National titles. The change in advertising sales management announced
recently reflects this priority.

During the last quarter, the editorial tone of the Daily Mirror has evolved with
the clear pursuit of seriously good popular journalism rather than just 'serious
news'. The title must be about what matters to readers alone - and must see the
world through their eyes. Research conducted as part of the review confirmed
that readers want a blend of what they define as news which includes both
serious and fun elements. The decision to close 'M' magazine was taken as it was
not sufficiently valued by readers and advertisers.

The review also identified a pressing need to manage the interactions between
titles more effectively, for example the Group is committed to eliminating the
unproductive competition between the Group's titles in Scotland and on Sundays.
Editorial changes, new product propositions and closer links between the
management of the titles will shortly be in place to help this.

The strategic vision for the National titles is clear. Management's overriding
approach to publishing is customer focused, editorially driven and marketing
led. This will ensure that the titles are actively managed as a portfolio
delivering strong cashflows through a relentless focus on innovation to meet the
evolving needs of readers and advertisers and a sustained focus on reducing
costs.

Sale of Irish titles

As part of the renewed focus, it has been decided to sell our regional titles in
Belfast, Derry and Donegal.

Other business activities

The Group's other major business activities (the Sports Division, Magazines & Exhibitions and Arrow Interactive (formerly Voice Media)) were not a major focus of the review at this stage. However, it is clear that they all present important although different opportunities for the Group. They will be the subject of more formal reviews through this year's strategic planning and budgeting activities.

The Corporate Centre

The Chief Executive's review revealed that there is a pressing need for the corporate centre to increase its focus on adding value to the businesses. This will be achieved firstly by adopting a much more interventionist stance in the setting of strategies and budgets for business units. Secondly by becoming proactive in the process of innovation to ensure that the best revenue growth opportunities are receiving appropriate funding and management focus. Thirdly by ensuring that the full value of Trinity Mirror's scale is captured in manufacturing, supply chain, procurement, content creation/sharing, advertising sales and the management of 'expert' functions such as Finance, HR and IT. And finally by identifying and pursuing opportunities from corporate development.

The Transformation Programme and Benefits

The Chief Executive has implemented a three phase programme to transform the Company's performance.

Phase 1: Stabilise

The first phase of the programme will stabilise current performance and ensure a robust platform for the future. Costs will be reduced significantly in most business areas and across most functions through actions such as the centralisation of Finance, HR and IT. The Regionals Division has this month delayered its management structure, accelerated its approach to regionalisation and will pursue further immediate revenue enhancing and cost reducing activities. Plans to stabilise the National titles and slow the pace of circulation decline are also being implemented.

The programme will deliver £25 million annualised cost savings in 2005 of which £4 million will be achieved in 2003 and an incremental £16 million in 2004. This will involve reduction in staff numbers in the region of 550. Strong cashflows will enable debt to be reduced (even allowing for the ongoing investment needs of the businesses) and the Group will adopt a policy of progressive dividend increases linked to earnings.

Phase 2: Revitalise

This critical phase is well underway in parallel with the continued development and implementation of phase 1. Within the main businesses, better procedures for innovation, regular consumer research to drive new insights and ongoing strengthening of advertising sales capability are already in hand. Trinity Mirror will redesign its internal processes and ways of working to become a more agile and efficient Group. For example, a project aiming to improve manufacturing, reduce newsprint costs and optimise capital expenditure is already underway. All other group areas will be subject to a similar level of scrutiny over the coming months.

Phase 3: Grow

Pursuing the opportunities identified in phases 1 and 2 will create the momentum, financial headroom and the organisational capability to access and drive value through longer term growth opportunities. We have already assembled a small strategic development team that is beginning to explore the options and routes that may lie open.

Benefits

This performance based strategy will deliver enhanced earnings and margins. It will deliver both better performance from individual businesses and increase the value of the Group as a whole by capturing the full benefits of scale, sharing of best practice and ensuring that the right performance pressures and incentives are in place.

Beyond these immediate commitments, the Chief Executive will indicate further benefits as and when these become clear.

Review of operations

The initial actions arising from the Chief Executive's review have delivered a good performance during the first 26 weeks of the year with Group operating profit before exceptional items increasing 5.8% from £95.8 million to £101.4 million. These results are stated after severance of £1.9 million in relation to management.

Group revenue fell by 0.4% to £551.5 million (2002: £553.6 million), reflecting a 2.7% fall in circulation revenue from £191.1 million to £185.9 million partially offset by a 0.2% increase in advertising revenue from £312.9 million to £313.4 million and a 5.2% increase in other revenue from £49.6 million to £52.2 million.

Profit before tax (including disposed businesses) and before exceptional items increased by 2.6% to £80.4 million. The increase reflects the 5.3% increase in operating profit which has been partially offset by an increase in financing costs (net interest payable and other finance income). The increase in financing costs is primarily a result of the FRS 17 (accounting for pension costs) finance adjustment which was a credit of £2.7 million in 2002 and is a charge of £1.7 million in 2003 resulting in a net adverse movement of £4.4 million.

Operating exceptional items of £1.1 million have been incurred during the 26 week period, primarily in respect of the cost reduction plans stemming from the "from Biggest to Best" initiatives offset by profits on the disposal of certain fixed assets. It is anticipated that a further £15 million of exceptional items will be incurred during the second half of the year for these initiatives and the actions arising from the Chief Executive's review.

Earnings per share (including disposed businesses) before exceptional items increased by 3.3% from 18.4p to 19.0p, reflecting the increased operating profit which has been partially offset by increased FRS 17 finance costs.

The interim dividend has been increased by 3.8% to 5.5p (2002: 5.3p). It will be paid on 31 October 2003 to shareholders on the register at 3 October 2003.

Strong operating cash flow of £116.7 million (2002: £101.0 million) contributed to net debt falling by £16.9 million from £666.1 million at 29 December 2002 to £649.2 million at 29 June 2003. Net debt is expected to rise marginally over the remainder of the year due to the continued capital expenditure in relation to the regional press investment.

Net assets at 29 June 2003 were £1,130.4 million (Dec 2002: £1,140.2 million), supported by intangible fixed assets of £1,724.6 million (Dec 2002: 1,724.5 million). Included within net assets is a net pension fund deficit of £215.1 million, an increase of £52.0 million from 29 December 2002 when the deficit stood at £163.1 million. The increase in the net pension fund deficit has been offset against the accumulated profit and loss reserve. The increase in the deficit has been driven by a reduction in the AA corporate bond rate used to discount liabilities and is not related to an underlying reduction in asset values which increased by £22.1million (net of tax) during the period.

Regionals division

The Regionals division now incorporates the Group's regional Digital Media activities. The turnover and operating profit of the division were as follows:

	2003 £m	2002 £m	Change %	Margin 2003	Margin 2002
Turnover					
Regionals Newspaper titles excluding Metros	257.6	256.9	0.3%		
Metros	5.0	4.4	13.6%		
Digital Media activities	1.8	0.3	500.0%		
Regionals division	264.4	261.6	1.1%		
Operating profit					
Regionals Newspaper titles excluding Metros	64.8	62.4	3.8%	25.2%	24.3%
Metros	(0.2)	(1.1)	81.8%		
Digital media activities	(2.6)	(4.4)	40.9%		
Regionals division	62.0	56.9	9.0%	23.4%	21.8%

Overview

The Regionals division (incorporating our Metro titles and Digital Media) continued to improve performance during the past 6 months with operating profit increasing by 9.0% to £62.0 million and operating margin improving from 21.8% to 23.4%. The regional newspaper titles (excluding Metros and Digital Media) increased operating profit by 3.8% from £62.4 million to £64.8 million. The "from Biggest to Best" initiative continues to deliver revenue and cost benefits enabling the division to improve profitability in the face of difficult trading conditions. Incremental cost savings of £3.5 million were achieved during the period.

A number of our businesses achieved positive year on year performance. In particular, our businesses in the North East and Scotland achieved double digit growth in operating profit. Midlands and London and the South East has experienced more volatile trading. Difficult trading in the Midlands has been driven by the local re-generation programme in Birmingham, resulting in substantial short term disruption to the local retail trade, and disappointing trading in Coventry. In London and the South East advertising conditions continue to prove difficult, in particular in recruitment.

Advertising

Advertising revenues within the Regionals division increased 0.6% to £204.1 million (2002: £202.9 million). This reflects a fall in advertising revenues for our regional newspapers titles (excluding Metros) of 0.3%, an increase in advertising revenue for our Metro titles of 11.4% and our Digital Media activities achieving advertising revenue of £1.2 million (2002: £nil).

The regional newspaper titles (excluding Metros) achieved growth in advertising revenues of 0.4% in the second quarter compared to a decline of 0.8% in the first quarter. Our titles outside London and the South East achieved second quarter advertising revenues growth of 1.8% compared to 0.7% in the first quarter.

During the period, outside London and the South East (where advertising revenue fell by 4.4%) the regional newspaper titles (excluding Metros) achieved growth of 1.3%. Strong growth in recruitment and property classified, which increased by 3.0% and 6.3% respectively, has been partially offset by declines in display and motors classified which fell by 1.6% and 4.7% respectively. Other classified categories increased by 1.9%. In London and the South East with the exception of property and other classified advertising which delivered growth of 9.8% and 1.4% respectively, all advertising categories showed declines with falls of 12.8% in recruitment, 7.3% in display and 6.8% in motors.

Our three Metro titles achieved growth in advertising revenue of 11.4% to £4.9 million (2002 : £4.4 million).

The Regional Digital Media activities are now fully embedded within our regional titles and achieved advertising revenue of £1.2 million following the introduction of charges for the upload of recruitment advertising to the internet.

Circulation

Regional newspapers circulation revenue declined marginally by 1.0% to £40.8 million (2002: £41.2 million), with limited cover price increases partially offsetting volume declines. With the exception of some weekly titles which increased circulation volumes all titles showed declines in line with the market.

Disposals

During the period the Group disposed of Wheatley Dyson & Son Limited (suppliers of stationery) for a consideration of £0.1 million. During the 26 week period to 29 June 2003, Wheatley Dyson & Son Limited contributed £0.1 million revenue (2002: £0.8 million) and a net profit of £nil million (2002: profit £0.1 million).

Nationals division

The turnover and operating profit of the Group's Nationals division is as follows:-

	2003	2002	Change	Margin	Margin

	£m	£m	%	2003	2002
Turnover	244.3	249.7	-2.2%		
Operating profit	38.2	37.5	1.9%	15.6%	15.0%

Overview

Despite a revenue decline of 2.2% from £249.7 million to £244.3 million the Nationals division increased operating profit by 1.9% from £37.5 million to £38.2 million and operating margin from 15.0% to 15.6%.

To stabilise the national titles in terms of market position and circulation performance, the senior management team of the UK Nationals business has been restructured. In addition to the new role of General Manager, MGN, changes have been made in both marketing and advertising.

Circulation

Circulation revenue of the Group's five national titles (and related businesses) declined by 4.3% from £134.6 million to £128.8 million. This reflects a fall in volumes being only partially offset by the reinstatement of the Daily Mirror Monday to Friday cover price to 32 pence in the southern regions of England, a 5 pence cover price increase on the Saturday edition of the Daily Record and a 5 pence cover price increase for all Sunday titles. The cost of price cutting across the 5 titles was estimated to be £6.5 million (2002 : £8.0 million).

During the period the Daily Mirror circulation volume declined by 6.5% year-on-year. Adjusted to exclude bulk sales (discontinued from 30 April 2002), the decline was 5.7%. The disappointing circulation performance during the period reflects the impact of reduced volumes following the reinstatement of the Monday to Friday cover price to 32 pence in the southern regions of England.

The Sunday Mirror and The People circulation volume declined, year-on-year, by 7.5% and 16.2% respectively during the period. Adjusted to eliminate bulk sales the declines were 6.5% and 15.0% respectively.

The Daily Record's and the Sunday Mail's circulation volume in Scotland declined by 7.3% and 5.0% respectively. The Daily Record circulation continues to be impacted by the discounting activity in the Scottish marketplace.

Advertising

The Group's national titles managed to limit declines in advertising revenues to only 0.7% from £97.1 million to £96.4 million during the period despite continued uncertainty and volatility in the advertising market. The war in Iraq during the period and the strong advertising performance in June 2002 due to the football World Cup contributed to a 2.9% decline in the second quarter compared to a 1.3% increase in the first quarter.

The UK National titles achieved flat, year-on-year, advertising revenues of £72.0 million for the period. A 3.0% increase in the first quarter has been offset by a 2.9% decline in the second quarter. Retail advertising continues to

be extremely volatile with no underlying trend emerging due to distortions created by the war in Iraq, the timing of Easter and the benefits of increased advertising in June 2002 due to the football World Cup. Despite these factors, the UK National titles achieved a year on year improvement of 0.7% in retail advertising. Double digit growth in Motors, Finance and Holidays has been offset by weaker performance in Mail Order and FMCG.

For our Scottish National titles, advertising revenue fell by 2.8% from £25.1 million to £24.4 million, with strong year-on-year performances in local retail advertising up 9.5%, travel up 7.5% and entertainment up 20.0% offset by the volatile recruitment sector which saw declines of 11.3%. National advertising whilst still marginally below last year has shown greater stability in the second quarter.

Sports Division

The Sports division achieved strong performance during the period with operating profit increasing by 20.3% to £7.1 million (2002: £5.9 million). Advertising and circulation revenue increased by 3.4% and 8.9% respectively. Circulation revenues benefited from strong circulation performance of the Racing Post which achieved a year-on-year circulation sale increase of 1.5% for the period and the benefit of cover price increases.

The development of the division's websites, racingpost.co.uk and smartbet.co.uk, has progressed encouragingly with revenue increasing by 12.0%.

Magazines and exhibitions

Operating profits in the Magazines and Exhibitions division declined by £0.4 million (down 11.1%) from £3.6 million to £3.2 million. However, part of this decline was due to lost contribution from titles sold in 2002 and additional licence costs that secured the long term future of two key businesses (Inside Housing and the National Boat, Caravan and Outdoor Leisure Show). Whilst our magazines are performing satisfactorily in difficult advertising conditions, exhibitions show a one off decline due to a combination of tough markets and the cancellation of two shows. However, bookings for major shows next year are already well ahead of the equivalent time last year.

Arrow Interactive

During the period, Voice Media, which specialises in the provision of interactive telephone services, changed its name to Arrow Interactive. This followed the acquisition of the business and assets of Quartez, a company specialising in the provision of mobile data services such as SMS, for £0.3 million. A delay in the transmission of anticipated TV programmes and investment in expanding the services offered by Arrow Interactive contributed to an operating loss of £0.2 million (2002 : profit £0.8 million).

Board changes

During the period Philip Graf, Chief Executive, Joe Sinyor, Chief Executive Newspapers, Mark Haysom, Managing Director National Newspapers and Roger Harrison, non-executive Director, left the company. Sly Bailey was appointed as Chief Executive in February 2003 and Vijay Vaghela was appointed as Group Finance Director in April 2003.

Outlook

The Group continues to deliver a good performance despite an uncertain economic
and advertising environment. The Board believes these uncertain conditions will
continue for the remainder of the year. Management's immediate actions on costs
and focus on the implementation of the Group's strategy underpin the Board's
expectation of a satisfactory outcome for the year.

Sir Victor Blank, Chairman

31 July 2003

Consolidated profit and loss account (unaudited)

for 26 week period to 29 June 2003

| | | 26 weeks to 29 June 2003 | | | 26 weeks to |
| | | Before exceptional items | Exceptional items (note 4) | After exceptional items | 30 June 2002 |
	notes	£m	£m	£m	£m
Turnover	2	551.6	-	551.6	559.6
Group operating profit	3	101.4	(1.1)	100.3	89.9
Share of results of associated undertakings		0.6	-	0.6	0.8
Total operating profit		102.0	(1.1)	100.9	90.7
Profit on disposals of subsidiary undertakings	4	-	0.1	0.1	0.1
Profit on disposal of magazine titles	4	-	-	-	-
Profit on ordinary activities before interest		102.0	(1.0)	101.0	90.8
Net interest payable		(19.9)	-	(19.9)	(21.4)
Other finance (charge)/ income		(1.7)	-	(1.7)	2.7
Profit on ordinary activities before taxation		80.4	(1.0)	79.4	72.1
Tax on profit on ordinary activities	5	(24.9)	0.7	(24.2)	(22.6)
Profit/(loss) on ordinary activities after taxation		55.5	(0.3)	55.2	49.5
Non-equity minority interest		(0.1)	-	(0.1)	(0.1)

Profit/(loss) for the financial period		55.4	(0.3)	55.1	49.4
Ordinary dividends on equity shares	6			(16.1)	(15.5)
Retained profit/(loss) for the financial period				39.0	33.9
Earnings per share (pence)	7				
Underlying earnings per share				19.0	18.4
Exceptional items				(0.1)	(1.5)
Earnings/(loss) per share - basic				18.9	16.9
Earnings/(loss) per share - diluted				18.8	16.9

All turnover and results arose from continuing operations.

Consolidated statement of total recognised gains and losses (unaudited)

for 26 week period to 29 June 2003

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Profit/(loss) for the financial period	55.1	49.4	(19.3)
Difference between actual and expected return on pension schemes' assets	12.0	(81.0)	(170.6)
Experience losses arising on pension schemes' liabilities	-	-	(11.1)
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	(82.6)	-	(12.4)
Deferred tax asset associated with movement on pension schemes' deficits	21.2	24.3	58.3
Total recognised gains and losses in the period	5.7	(7.3)	(155.1)

Consolidated balance sheet (unaudited)

at 29 June 2003

	notes	29 June 2003 £m	30 June 2002 £m	29 December 2002 £m
Fixed assets				
Intangible assets		1,724.6	1,849.8	1,724.5
Tangible assets		391.0	383.9	389.9
Investments		10.6	14.2	10.1
		2,126.2	2,247.9	2,124.5
Current assets				
Stocks		7.0	7.2	7.3
Debtors		157.6	167.3	152.6
Cash at bank and in hand		39.2	49.4	40.0
		203.8	223.9	199.9
Creditors: amounts falling due within one year				
Bank loans, loan notes and overdrafts		(58.2)	(243.5)	(66.7)
Obligations under finance leases		(4.7)	(4.2)	(4.9)
Other creditors		(227.2)	(238.4)	(243.8)
		(290.1)	(486.1)	(315.4)
Net current liabilities		(86.3)	(262.2)	(115.5)
Total assets less current liabilities		2,039.9	1,985.7	2,009.0
Creditors: amounts falling due after more than one year				
Bank loans and loan notes		(594.4)	(470.1)	(599.1)
Obligations under finance leases		(31.1)	(35.5)	(35.4)
		(625.5)	(505.6)	(634.5)
Provisions for liabilities and charges		(65.2)	(68.5)	(67.5)
Non-equity minority interest		(3.7)	(3.7)	(3.7)
Net assets excluding pension schemes' assets and liabilities		1,345.5	1,407.9	1,303.3
Pension schemes' assets	8	-	16.7	-
Pension schemes' liabilities	8	(215.1)	(100.8)	(163.1)
Net assets including pension schemes' assets and liabilities		1,130.4	1,323.8	1,140.2

Equity capital and reserves

Called-up share capital		29.2	29.2	29.2
Share premium account		1,081.3	1,080.5	1,080.6
Revaluation reserve		4.9	5.0	5.0
Profit and loss account		15.0	209.1	25.4
Equity shareholders' funds	11	1,130.4	1,323.8	1,140.2

Consolidated cash flow statement (unaudited)
for 26 week period to 29 June 2003

	notes	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 (restated) £m	52 we Dece
Net cash inflow from operating activities	9	116.7	101.0	
Dividends received from associated undertakings		-	4.3	
Cash inflow from associated undertakings		-	4.3	
Returns on investments and servicing of finance				
Interest received		0.3	0.5	
Interest paid		(20.0)	(25.9)	
Interest element of finance lease rental payments		(0.8)	(1.0)	
Dividends paid to minority shareholders		(0.1)	(0.1)	
Net cash outflow from returns on investments and servicing of finance		(20.6)	(26.5)	
Taxation paid		(21.2)	(13.3)	
Net cash inflow before investing activities		74.9	65.5	
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(26.9)	(16.6)	
Sale of tangible fixed assets		4.3	0.8	
Net cash outflow from capital expenditure and financial investment		(22.6)	(15.8)	
Net cash inflow before acquisitions and disposals		52.3	49.7	
Acquisitions and disposals				
Acquisition of business		(0.3)	-	

Disposals of subsidiary undertakings		0.1	15.7
Disposal of magazine titles		-	-
Net cash (outflow)/inflow from acquisitions and disposals		(0.2)	15.7
Dividends paid		(35.9)	(35.9)
Net cash inflow before financing		16.2	29.5
Financing			
Issue of shares		0.7	1.6
New unsecured loans		-	181.3
Repayment of unsecured loans		(6.2)	(211.3)
Principal payments under finance leases		(4.5)	(5.8)
Net cash outflow from financing		(10.0)	(34.2)
Increase/(decrease) in cash		6.2	(4.7)
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash in the period		6.2	(4.7)
Cash outflow from movement in debt and lease financing		10.7	35.8
Change in net debt resulting from cash flows		16.9	31.1
Movement in net debt in the period		16.9	31.1
Opening net debt		(666.1)	(735.0)
Closing net debt	10	(649.2)	(703.9)

The comparative figures for the 26 weeks to 30 June 2002 have been restated to reclassify the dividend paid to non-equity minority interest shareholders (£0.1 million) within returns on investments and servicing of finance. This was previously reported within dividends paid.

Notes to the financial statements (unaudited)

1. Basis of preparation

The accounting policies used in the preparation of the interim financial statements for the 26 weeks to 29 June 2003 are as set out in the Group's financial statements for the 52 weeks to 29 December 2002.

2. Turnover

The analysis of the Group's turnover is as follows:

	26 weeks to 29 June	26 weeks to 30 June	52 weeks to 29 December

	2003 £m	2002 (restated) £m	2002 (restated) £m
By geographical destination:			
United Kingdom and Republic of Ireland	549.1	556.9	1,085.5
Continental Europe	2.4	2.4	6.2
Rest of the World	0.1	0.3	0.5
	551.6	559.6	1,092.2
By type:			
Circulation	185.9	192.0	373.3
Advertising	313.4	316.6	618.2
Other	52.3	51.0	100.7
	551.6	559.6	1,092.2
By division:			
Regionals division*	264.5	267.6	521.4
Nationals division	244.3	249.7	494.0
Sports division	21.2	19.7	39.4
Magazines and exhibitions	18.5	18.8	31.0
Arrow Interactive (formerly Voice Media)	3.1	3.8	6.4
	551.6	559.6	1,092.2

*Regionals division includes turnover relating to Post Publications Limited of £nil (26 weeks to 30 June 2002 £2.6 million; 52 weeks to 29 December 2002 £2.6 million) and Ethnic Media Group Limited of £nil (26 weeks to 30 June 2002 £2.2 million; 52 weeks to 29 December 2002 £2.2 million), which were sold in June 2002, Channel One of £nil (26 weeks to 30 June 2002 £0.4 million; 52 weeks to 29 December 2002 £0.6 million) which ceased trading in November 2002 and Wheatley Dyson & Son Limited of £0.1million (26 weeks to 30 June 2002 £0.8 million; 52 weeks to 29 December 2002 £1.6 million) which was disposed of in February 2003.

The comparatives for the 26 weeks to 30 June 2002 and for the 52 weeks to 29 December 2002 have been restated to reclassify Digital Media within Regionals division. This was previously reported separately.

Notes to the financial statements (unaudited)

continued

3. Group operating profit

The analysis of the Group's operating profit (before exceptional items) is as follows:

By division:	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 (restated) £m	52 weeks to 29 December 2002 (restated) £m
Regionals division*	62.0	57.4	112.9
Nationals division	38.2	37.5	77.6
Sports division	7.1	5.9	11.8
Magazines and exhibitions	3.2	3.6	5.3
Arrow Interactive (formerly Voice Media)	(0.2)	0.8	0.2
Central costs	(8.9)	(8.9)	(16.8)
	101.4	96.3	191.0

* Regionals division includes the loss of Post Publications Limited of £nil (26 weeks to 30 June 2002 loss of £0.1 million; 52 weeks to 29 December 2002 loss of £0.1 million) and profits relating to Ethnic Media Group Limited of £nil (26 weeks to 30 June 2002 £0.5 million; 52 weeks to 29 December 2002 £0.5 million), which were sold in June 2002, Channel One of £nil (26 weeks to 30 June 2002 £nil million; 52 weeks to 29 December 2002 £nil million) which ceased trading in November 2002 and Wheatley Dyson & Son Limited of £nil million (26 weeks to 30 June 2002 £0.1 million; 52 weeks to 29 December 2002 £0.1 million) which was disposed of in February 2003.

The comparatives for the 26 weeks to 30 June 2002 and for the 52 weeks to 29 December 2002 have been restated to reclassify Digital Media within Regionals division. This was previously reported separately.

The comparatives for the 26 weeks to 30 June 2002 have been restated to reflect the separate disclosure of central costs. This change in presentation has no impact on Group operating profit in 2002 or 2003.

4. Exceptional items

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Operating exceptional items			
Impairment of carrying value of publishing rights and titles (a)	–	–	125.0
Restructuring costs (b)	2.2	6.4	13.2
Maxwell related recoveries (c)	–	–	(5.6)
Birmingham circulation issue receipt (d)	–	–	(1.4)
Profit on disposal of land and buildings (e)	(1.1)	–	–
Group exceptional items charged against Group operating profit	1.1	6.4	131.2
Share of exceptional items of associated undertakings (f)	–	–	(0.1)
Total exceptional items charged against operating profit	1.1	6.4	131.1

Profit on disposals of subsidiary undertakings (g)	(0.1)	(0.1)	(0.1)
Profit on disposal of magazine titles (h)	-	-	(1.7)
Net exceptional items before taxation	1.0	6.3	129.3

a) The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, indicated that an impairment charge of £125.0 million was required in 2002. The impairment charge reduced the carrying value of the Regional titles in the Midlands, to the net present value of future cashflows to be derived from these assets, discounted at 7.5%.

b) Restructuring costs relate to ongoing cost reduction plans.

c)   In 2002, the Group recovered £5.6 million from the liquidators of Maxwell related companies for claims outstanding since 1992.

d)   In 2002, the Group received compensation of £1.4 million (net of costs) in relation to outstanding issues following the identification of errors in the circulation of the Birmingham titles in 1999.

e)   During the period the Group disposed of surplus land and buildings in the Midlands and Scotland, realising a profit on disposal of £1.1 million.

f)   In 2002, Press Association, an associated undertaking, disposed of a property, the Group share of profit being £0.1 million.

g)   In February 2003, the Group disposed of Wheatley Dyson & Son Limited for a consideration of £0.1 million, realising a profit of £0.1 million. In 2002, the Group disposed of Post Publications Limited for a cash consideration of £6.5 million, realising a loss of £0.3 million, and Ethnic Media Group Limited for a total consideration of £10.2 million, of which £9.2 million was paid in cash and £1.0 million was deferred for two years, realising a profit of £0.4 million.

h)   In 2002, the Group disposed of three biker magazines for a cash consideration of £1.8 million realising a profit of £1.7 million.

Notes to the financial statements (unaudited)

continued

5. Tax on profit on ordinary activities

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Profit before tax on ordinary activities before exceptional	80.4	78.4	155.5

items

Corporation Tax			
Corporation tax charge for the period	26.9	25.7	45.5
Prior period adjustment	-	-	0.6
Total current tax charge	26.9	25.7	46.1
Deferred Tax			
Deferred tax charge for the period	(2.0)	(1.1)	2.9
Prior period adjustment	-	-	(2.0)
Total deferred tax	(2.0)	(1.1)	0.9
Tax on profit on ordinary activities before exceptional items	24.9	24.6	47.0
Exceptional:			
UK corporation tax on exceptional items	(0.7)	(2.0)	(1.8)
Tax on profit on ordinary activities	24.2	22.6	45.2

Included within the deferred tax credit for the period is a FRS 17 credit of £1.1 million (2002: £0.6 million)

Reconciliation of current tax charge

The current tax rate for the period is more than the statutory rate of 30% (2002: statutory rate 30%) for the reasons set out in the following reconciliation:

	26 weeks to 29 June 2003 %	26 weeks to 30 June 2002 %	52 weeks to 29 December 2002 %
Standard rate of corporation tax	30.0	30.0	30.0
Permanent items	1.0	1.4	1.1
Depreciation in excess of capital allowances for the period	1.1	0.6	0.7
Deferred tax on short-term and other timing differences	1.4	0.8	(2.6)
Prior period adjustment corporation tax	-	-	0.4
Total current tax charge rate	33.5	32.8	29.6
Deferred tax (credit)/charge rate	(2.5)	(1.4)	0.6
Effective rate before exceptional items	31.0	31.4	30.2

6. Dividends

The Directors have declared the payment of an interim dividend of 5.5p (2002: 5.3p) per 10p ordinary share to be paid on 31 October 2003 to shareholders on the register on 3 October 2003. The total dividend in 2002 was 17.6p per 10p ordinary share.

7. Earnings per ordinary share

The calculation of earnings per share is based on the profit for the financial period, using the weighted average number of shares in issue (basic) adjusted for the effect of all dilutive potential ordinary shares (diluted) as shown below:

	26 weeks to 29 June 2003 No. of shares	26 weeks to 30 June 2002 No. of shares	52 weeks to 29 December 2002 No. of shares
Basic (millions)	291.8	291.6	291.6
Diluted (millions)	292.7	292.3	291.9

Notes to the financial statements (unaudited)

continued

8. Pensions

The Group operates a number of funded final salary pension schemes, all of which have been set up under Trusts that hold their financial assets separately from those of the Group. In addition, a number of defined contribution arrangements are currently operated, however, the cost of these is immaterial and is not separately disclosed within the pension costs for the Group.

Two of the schemes, namely the Mirror Group Pension Scheme (the "Old Scheme") and the MGN Past Service Pension Scheme (the "Past Service Scheme") cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme or by Guaranteed Minimum Pensions provided by the State.

In addition to the above schemes, the Group operates a further eight final salary schemes. Formal valuations of the schemes are carried out every three years, the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees. Actuarial valuations are being undertaken in 2003 for the four significant schemes, the Trinity Retirement Benefit Scheme, the MGN Pension Scheme, the Old Scheme and the Past Service Scheme. Early indications are that, from 2004, additional funding of £3m per annum will be required for the MGN Pension Scheme to reduce the historic deficit, and future

service contribution rates for the MGN Pension Scheme and Trinity Retirement
Benefit Scheme are likely to increase. These increases in funding are in
addition to contribution increases of £6.0m during 2003 (including £3.0m to the
Past Service Scheme).

During 2002, the decision was taken to close entry to the final salary pension
schemes to new employees with effect from 1 January 2003. Existing staff who
were eligible to join a final salary scheme had until 28 February 2003 to apply.
All new employees, after 1 January 2003, are entitled to participate in a new
Group defined contribution plan.

Valuations have been performed in accordance with the requirements of FRS 17 as
at 29 June 2003. Scheme liabilities have been calculated using a consistent
projected unit valuation method and compared to the schemes' assets at the 29
June 2003 market value.

Based on actuarial advice, the financial assumptions used in calculating the
schemes' liabilities are:

	Assumptions as at 29 June 2003 (%)	Assumptions as at 30 June 2002 (%)	Assumptions as at 29 December 2002 (%)
Discount rate	5.25	5.75	5.60
Inflation rate	2.50	2.50	2.30
Pension increases:			
Pre 6 April 1997 pensions	2.50 to 5.00	2.50 to 5.00	2.30 to 5.00
Post 6 April 1997 pensions	2.50 to 3.00	2.50 to 3.00	2.30 to 3.00
Salary progression	4.25	4.25	4.05

Notes to the financial statements (unaudited)

continued

8. Pensions (continued)

The overall net deficit between the assets of the Group's defined benefit
pension schemes and the actuarial liabilities of those schemes included in the
accounts at 29 June 2003, under FRS17, is as follows:

	Defined benefit net deficit £m	Total as at 29 June 2003 £m	Total as at 30 June 2002 £m	Total as at 29 December 2002 £m
Fair value of schemes' assets	904.4	904.4	945.4	872.8
Actuarial value of schemes' liabilities	(1,211.7)	(1,211.7)	(1,065.5)	(1,105.8)
Schemes' deficits	(307.3)	(307.3)	(120.1)	(233.0)

Deferred tax	92.2	92.2	36.0	69.9
Net schemes' liabilities	(215.1)	(215.1)	(84.1)	(163.1)

The contributions made during the period totalled £10.4 million (26 weeks to 30 June 2002 £8.0 million; 52 weeks to 29 December 2002 £17.4 million).

The amounts included within operating profit for the period under FRS 17 are as follows:

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Current service cost	11.9	12.0	24.6
Past service cost	0.5	0.8	0.8
Total included within operating profit	12.4	12.8	25.4

The amounts included as other finance charge/(income) for the period under FRS 17 are as follows:

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Expected return on pension schemes' assets	(28.9)	(32.3)	(64.6)
Interest cost on pension schemes' liabilities	30.6	29.6	58.5
Net finance charge/(income)	1.7	(2.7)	(6.1)

The movement in the deficit during the period is analysed below:

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Opening deficit in the schemes	(233.0)	(37.0)	(37.0)
Current service cost	(11.9)	(12.0)	(24.6)
Contributions	10.4	8.0	17.4
Past service cost	(0.5)	(0.8)	(0.8)
Finance (charge)/income	(1.7)	2.7	6.1
Actuarial losses	(70.6)	(81.0)	(194.1)
Closing deficit in the schemes	(307.3)	(120.1)	(233.0)

The profit and loss reserve is analysed below:

	As at 29 June 2003 £m	As at 30 June 2002 £m	As at 29 December 2002 £m
Profit and loss reserve excluding pension reserve	230.1	293.2	188.5
Pension reserve	(215.1)	(84.1)	(163.1)
Profit and loss reserve	15.0	209.1	25.4

Notes to the financial statements (unaudited)

continued

9. Reconciliation of operating profit to net cash inflow from operating activites

The following information is supplementary to the consolidated cash flow statement:

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Operating profit	100.3	89.9	59.8
Depreciation	21.4	21.7	43.1
Amortisation/impairment of goodwill and publishing rights and titles	0.3	3.0	128.3
Profit on disposal of fixed assets	(1.2)	(0.7)	(1.1)
Decrease in stocks	0.3	1.5	1.4
Increase in trade and other debtors and prepayments	(3.4)	(14.6)	(1.0)
Decrease in trade and other creditors and accruals	(3.0)	(4.6)	(19.5)
Adjustment for FRS 17 pension funding	2.0	4.8	8.0
Net cash inflow from operating activities	116.7	101.0	219.0

10. Analysis of net debt

	At 29 December 2002 £m	Cash flow £m	Other non-cash changes £m	At 29 June 2003 £m
Cash at bank and in hand	40.0	(0.8)	–	39.2
Bank overdrafts	(23.8)	7.0	–	(16.8)

Net cash balances	16.2	6.2	–	22.4
Debt due within one year	(42.9)	1.2	0.3	(41.4)
Debt due after one year	(599.1)	5.0	(0.3)	(594.4)
Finance leases	(40.3)	4.5	–	(35.8)
Bank loans, loan notes and finance leases	(682.3)	10.7	–	(671.6)
Net debt	(666.1)	16.9	–	(649.2)

11. Reconciliation of movements in consolidated shareholders' funds

	26 weeks to 29 June 2003 £m	26 weeks to 30 June 2002 £m	52 weeks to 29 December 2002 £m
Profit/(loss) for the financial period attributable to shareholders	55.1	49.4	(19.3)
Dividends	(16.1)	(15.5)	(51.4)
Retained profit/(loss)	39.0	33.9	(70.7)
Other net recognised gains and losses in the period in respect of FRS 17	(49.4)	(56.7)	(135.8)
New share capital subscribed	0.7	1.9	2.0
Movement on revaluation reserve	(0.1)	–	–
Effect of share options expensed by parent company	–	(0.3)	(0.3)
Net decrease in shareholders' funds	(9.8)	(21.2)	(204.8)
Opening shareholders' funds	1,140.2	1,345.0	1,345.0
Closing shareholders' funds	1,130.4	1,323.8	1,140.2

12. Statutory information

The financial statements for the 26 weeks to 29 June 2003 do not constitute statutory accounts for the purposes of Section 240 of the Companies Act 1985 and have not been audited. No statutory accounts for the period have been delivered to the Registrar of Companies.

The financial information in respect of the 52 weeks ended 29 December 2002 has been extracted from the statutory accounts for this period which have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The auditors have carried out a review of the interim report and their report is set out on page 19.

The interim report was approved by the Directors on 31 July 2003. This announcement is being sent to shareholders and will be made available at the Company's registered office at One Canada Square, Canary Wharf, London, E14 5AP.

Independent review report to Trinity Mirror plc

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 29 June 2003, which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and related notes 1 to 12, together with the reconciliation of net cash flow to movement in net debt. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusion we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 week period ended 29 June 2003.

Deloitte & Touche

Chartered Accountants

London

31 July 2003

) END

Company website

  

EXHIBIT C-(b) 25

Regulatory Announcement

Go to market news section

🔊 Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Disposal
Released	07:02 31-Jul-03
Number	16960

RNS Number:16960
Trinity Mirror PLC
31 July 2003

ANNOUNCEMENT - DISPOSAL PLAN FOR DIVISION

Trinity Mirror announces disposal plan for its newspaper division located in
Northern Ireland

Trinity Mirror plc ("Trinity Mirror") today announces that it is planning to
dispose of its newspaper division located in Northern Ireland.

The division comprises the Derry Journal ("Derry") and Century Press &
Publishing ("Century") businesses which publish 6 titles in Northern Ireland and
3 titles in the north of the Republic of Ireland. Century publishes The News
Letter in Belfast, the Belfast News and Farming Life. Derry publishes the Derry
Journal, the Donegal Democrat, the Donegal People's Press, the Letterkenny
Listener, the Foyle News and the City News.

The titles are amongst the longest established newspapers in the country and
have made an important contribution to Trinity Mirror's performance over the
last few years. However, following a review of Trinity Mirror's newspaper
operations the Board has concluded that although performing strongly, the
Northern Ireland newspaper division is non-core to the Group's business
operations.

For further information:

Nick Fullagar,
Director of Corporate Communications
+ 44 20 7293 3622
Humphrey Cobbold,
Director of Strategic Development
+44 20 7293 3468

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 26

Help | London Stock Exchange Home

RNS
The company news service from
the London Stock Exchange

Last Refreshed At
13:17 Fri, Aug 1 2003
UK Time

① details ② text ③ review ④ submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

 ANS : 617786

Full Announcement Text

Review Announcement

Trinity Mirror plc (the "Company") has today received notification that two of its executive directors have today purchased shares in the Company.

Mrs Sly Bailey, Chief Executive, has purchased 10,000 ordinary 10p shares at a consideration of 481p per share. As a result of this transaction her total beneficial holding in the Company is 10,000 shares representing less than .01% of the issued share capital of the Company. In addition she holds an option over 505,689 shares.

Mr Vijay Vaghela, Group Finance Director, has purchased 5,000 ordinary 10p shares at a consideration of 481p per share representing less than .01% of the issued share capital of the Company. As a result of this transaction his total beneficial holding in the Company is 6,155 shares representing less than .01% of the issued share capital of the Company. In addition he holds options over 46,007 shares.

previous   cancel   confirm

EXHIBIT C-(b) 27



Help | London Stock Exchange Home

RNS The company news service from the London Stock Exchange

Last Refreshed At
15:55 Thu, Aug 7 2003
UK Time

① details ② text ③ review ④ submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

AVS: 591523

Full Announcement Text

07/08/2003

Trinity Mirror Plc ("the Company") announces that it has today granted share options to three of its Executive Directors. The options may be exercised at a price of 488.6p between 7th August 2006 and 7th August 2013 subject to the satisfaction of TSR and real EPS growth targets.

The options were granted over 10p Ordinary shares in the Company in the following amounts:

Stephen Parker, Managing Director, Regional Newspapers: 130,065. Before the grant of this option Mr Parker held options over 434,647 shares and had a direct beneficial interest in 10,186 shares.

Vijay Vaghela, Group Finance Director: 102,333. Before the grant of this option Mr Vaghela held options over 46,007 shares and had a direct beneficial interest in 6,155 shares.

Paul Vickers, Secretary and Group Legal Director: 133,319. Before the grant of this option Mr Vickers held options over 442,383 shares and had a direct beneficial interest in 27,863 shares.

previous   cancel   confirm

EXHIBIT C-(b) 28

RNS   Trinity Mirror PLC   TNI   Additional Listing
           Aug 19 2003   13:41

RNS Number:82550
Trinity Mirror PLC
19 August 2003

Brochure

Application has been made to the UK Listing Authority for the block listing of,
and to the London Stock Exchange for the admission of 1,500,000 Ordinary Shares
of 10p each fully paid, ranking pari passu with the existing ordinary shares, to
the Official List.

These shares will be issued pursuant to the Companies SAYE share option scheme.

Copies of this brochure are available for inspection from

                          HOARE GOVETT LIMITED

up to and including 14 days from date thereof.

Issued by Hoare Govett Limited

                    This information is provided by RNS
             The company news service from the London Stock Exchange

END

LISBDGDIBXBGGXC

-0- Aug/19/2003 12:41 GMT

EXHIBIT C-(b) 29

EXHIBIT C-(b) 30

One Canada Square
Canary Wharf
London, E14 5AP

Trinity Mirror Plc

Phone: (020) 7293 3281
Fax: (020) 7293 3373
Email: l.harris@mgn.co.uk

Fax

To: Stock Exchange Announcements   **From:** Paul Vickers – Company Secretary

Fax: 020 7588 6057	**Date:** 22 August 2003
Phone:	**Pages:** 2 (including cover sheet)
Re:	**CC:**

☑ **Urgent**   ☐ **For Review**   ☐ **Please Comment**   ☐ **Please Reply**   ☐ **Please Recycle**

•Comments:

TRINITY MIRROR PLC – HOLDINGS IN COMPANY
FOR IMMEDIATE RELEASE   -   AVS NUMBER 787375

We are unable to send the attached announcement electronically due to a fault on the system, but would be grateful if you would accept this fax instead.

Regards

TRINITY MIRROR PLC (the "COMPANY")

The Company has today received notification from Standard Life Investments Limited on behalf of Standard Life Group that they have non-beneficial interests in 14,701,825 Trinity Mirror plc Ordinary Shares, representing 5.021% of the issued share capital.

AVS: 787375

22 August 2003

EXHIBIT C-(b) 31

 RNS

Full Text Announcement

 

| | | Other Announcements from this Company | Send to a Friend | | |

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:31 4 Nov 2003
Number	6549R

Correction

The announcement released by Trinity Mirror plc on 4th November 2003 should have read as follows:

"The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, have non-beneficial interests in 20,229,316 (previously 2,885,636) Trinity Mirror plc Ordinary Shares, representing 6.889% (previously 7.92%) of the issued share capital.

~~20,229,316~~

END   *23,114,952*

Company website



23114952

AVS 827543

CORRECTION

The announcement released by Trinity Mirror plc on 4th November 2003 should have read as follows:

"The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 20,229,316 (previously 23,114,952) Trinity Mirror plc Ordinary Shares, representing 6.889% (previously 7.92%) of the issued share capital."

 RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

Review Announcement

1 — 2 — 3 — (
details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity Internation; Limited and its direct and indirect subsidiaries, have non-beneficial interests in 20,229,316 (previously 2,885,636) Trinity Mir plc Ordinary Shares, representing 6.889% (previously 7.92%) of the issued share capital.

previous    cancel    confirm

ANS: 137179

EXHIBIT C-(b) 32

The following replaces the Holding(s) in Company announcement released 4/11/03 at 13.24 under RNS number 137179:

Non-beneficial interests (previously 23,114,952).   All other details remain unchanged, and the full amended text appears below.

"The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 20,229,316 (previously 23,114,952) Trinity Mirror plc Ordinary Shares, representing 6.889% (previously 7.92%) of the issued share capital."

AVS 164 830

EXHIBIT C-(b) 33




The company news service from the London Stock Exchange

Last Refres
16:37 Tue, Nov 1:
U:

Help | London Stock Exchange Home

Review Announcement

details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

ms Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

AVS
128324

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Savings Related Share Option Scheme

3. Period of return:

From   1st August 2002   To   31st January 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

268,648

5. Number of shares issued / allotted under scheme during period:

38,375

6. Balance under scheme not yet issued / allotted at end of period

30,273

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

350,000 Ordinary Shares of 10 pence – 21.02.02

Please confirm total number of shares in issue at the end of the period in order for us to update our rec‹

291,728,230

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

EXHIBIT C-(b) 34

Help | London Stock Exchange Home

Review Announcement

1 details — 2 text — 3 review — sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

●ems Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information ₃etails of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Avs
163 871

●Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Savings Related Share Option Scheme

3. Period of return:

From   1st February 2003   To   31st July 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

230,273

5. Number of shares issued / allotted under scheme during period:

44,812

6. Balance under scheme not yet issued / allotted at end of period

185,461

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

350,000 Ordinary Shares of 10 pence – 21.02.02

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,881,162

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

EXHIBIT C-(b) 35

 **London** STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

Review Announcement



details text review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

...ns Removed From File

Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

AVS 769985

Full Announcement Text

"The following replaces the Blocklisting Interim Review announcement released today at 16:59 under RNS number 2181S.

Section 5, Number of shares issued / allotted under scheme during period, is 45,586, and not 44,812 as previously stated.

Section 6, Balance under scheme not yet issued / allotted at end of period, is 184,687, and not 185,461 as previousl; stated.

All other details remain unchanged, and the full amended text appears below."

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

18/11/2003

.nnouncement

ɪo: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Savings Related Share Option Scheme

3. Period of return:

From   1st February 2003   To   31st July 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

230,273

5. Number of shares issued / allotted under scheme during period:

45,586

6. Balance under scheme not yet issued / allotted at end of period

184,687

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of mission;

350,000 Ordinary Shares of 10 pence – 21.02.02

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,881,162

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

18/11/2003

EXHIBIT C-(b) 36

 

Help | London Stock Exchange Home

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous.*

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

TRINITY MIRROR PLC (the "COMPANY")

The Company has today received notification from Standard Life Investments Limited on behalf of Standard Life Group that have non-beneficial interests in 14,615,276 Trinity Mirror plc Ordinary Shares, representing 4.9751% of the issued share ca|

ANS. 247089

EXHIBIT C-(b) 37

Regulatory Announcement

Go to market news section

 ♠ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Disposal
Released	07:01 01-Dec-03
Number	6651S

RNS Number:6651S
Trinity Mirror PLC
01 December 2003

1st December 2003

TRINITY MIRROR AGREES TO SELL IRISH TITLES TO 3i

Trinity Mirror plc, the UK's largest newspaper publisher, announces today that
it has agreed terms to sell its regional newspaper businesses in Ireland to
Europe's leading venture capital group 3i for £46.3m. The consideration for the
sale is payable in cash and in addition, £0.6m of debt will be repaid to Trinity
Mirror companies.

The transaction is structured as a sale of Trinity Mirror group's shares in
Century Press and Publishing Limited and the acceptance by Trinity Mirror plc of
an offer by a newly formed company, Local Press Limited, for its shares in The
Derry Journal, Limited.

The businesses, Century Press and Publishing Limited and The Derry Journal,
Limited together publish a total of seven newspapers in Northern Ireland and the
Republic of Ireland. These include the world's oldest continuously published
English language newspaper - The News Letter in Belfast - first published in
1737; The Derry Journal and the Donegal Democrat.

The transaction is subject to approval by the Irish Competition Authority and it
is expected the disposal will be completed by early 2004. The sale proceeds will
be exempt for corporation tax purposes and will be used to pay down debt.

Sly Bailey, Chief Executive Trinity Mirror plc said: "These are tremendous
assets to own but for Trinity Mirror there was limited strategic fit. We were
pleased with the high level of interest in these titles, and believe we have
achieved a good price and realised value for our shareholders by their disposal.
We wish all staff who move with the titles, and their new owners every future
success."

Robin Marshall, 3i Director said: "3i is delighted to be able to back existing
management to grow these titles. They are a talented and dynamic team who have a
significant track record of success. The economy in the North of Ireland is
experiencing strong growth, and successfully run local newspapers will
undoubtedly benefit. In addition there are many exciting opportunities to
consolidate across the Irish market, replicating what we have seen in the UK
mainland over the last ten years."

For further information contact:-

Trinity Mirror
Vijay Vaghela   020 7293 3000
Group Finance Director

```
Nick Fullagar                               020 7293 3622
Director of Corporate Communications


Finsbury
James Leviton                               020 7251 3801


3i
Ingrid Tighe                                020 7975 3020
Press Officer
Ingrid_Tighe@3i.com
```

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 38

 



Help | London Stock Exchange Home

Review Announcement

details text review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

AVS: 648072

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Restricted Share Plan

3. Period of return:

From   1st February 2002   To   31st July 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

104,326

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

104,326

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

210,000 Ordinary 10p shares   A/2377 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,673,455

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

EXHIBIT C-(b) 39



RNS | The company news service from the London Stock Exchange

Last Refres
13:04 Tue, Dec :
UI

Help | London Stock Exchange Home

Review Announcement

①——②——③——④
details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS: 9c4397

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Restricted Share Plan

3. Period of return:

From   1st August 2002   To   31st January 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

104,326

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

104,326

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

210,000 Ordinary 10p shares   A/2377 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,728,230

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

previous   cancel    confirm

EXHIBIT C-(b) 40

 

Review Announcement



details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

ms Removed From File
.ne invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

| Announcement Text $ANS: 4o3712$

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
. UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Restricted Share Plan

3. Period of return:

From   1st February 2003   To   31st July 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

104,326

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

−104,326

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

210,000 Ordinary 10p Shares A/2377 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our reco

291,881,162

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

previous   cancel ⊗   confirm ⊙

EXHIBIT C-(b) 41

  | RNS | The company news service from the London Stock Exchange

Last Refres
12:34 Tue, Dec !
UI

Help | London Stock Exchange Home

Review Announcement

details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS 630378

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

09/12/2003

2. Name of scheme

Trinity Mirror plc Executive Share Option Scheme

3. Period of return:

From   1 February 2002   To   31 July 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

415,491

5. Number of shares issued / allotted under scheme during period:

74,171

6. Balance under scheme not yet issued / allotted at end of period

341,320

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

RA/Trinity/Mirror – 500,000

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,673,455

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

previous   cancel   confirm

EXHIBIT C-(b) 42

 

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home



Review Announcement

① ② ③
details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS 160372

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Executive Share Option Scheme

3. Period of return:

From   1st August 2002   To   31st January 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

341,320

5. Number of shares issued / allotted under scheme during period:

16,400

6. Balance under scheme not yet issued / allotted at end of period

324,920

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

RA/Trinity/Mirror – 500,000

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,728,230

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

previous   cancel ⊗   confirm

EXHIBIT C-(b) 43

 

Help | London Stock Exchange Home

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

$AVS\ 629102$

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Executive Share Option Scheme

3. Period of return:

From   1st February 2003   To   31 July 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

324,920

5. Number of shares issued / allotted under scheme during period:

107,346

6. Balance under scheme not yet issued / allotted at end of period

217,574

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

RA/Trinity/Mirror – 500,000

Please confirm total number of shares in issue at the end of the period in order for us to update our rec

291,881,162

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

previous   cancel ⊗   confirm

EXHIBIT C-(b) 44

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Trading Statement
Released	07:00 11-Dec-03
Number	1276T

RNS Number:1276T
Trinity Mirror PLC
11 December 2003

Thursday 11th December 2003

TRINITY MIRROR PLC
PRE CLOSE TRADING UPDATE
52 week period ending 28 December 2003

Trinity Mirror plc is today issuing a trading update in respect of the second
half of the 52 week financial period ending 28th December 2003. This statement
is being issued ahead of the Company's preliminary results on 26th February
2004.

Overall the Group continues to trade in line with the Board's expectations for
the year with improved advertising revenues for our Regionals division
offsetting a weaker advertising performance from our Nationals division in the
second half.

Advertising revenues

Whilst advertising conditions for our Regional newspaper titles have shown signs
of stabilisation during the past five months, conditions for our National titles
continue to be difficult and volatile. Group advertising revenues for the 5
months to November 2003 increased by 1.0% year on year.

The Regionals division (incorporating Digital Media and Metros) achieved
advertising revenue growth of 3.9% year on year for the period. Excluding
Digital Media and Metros, advertising revenues for the Regional newspaper titles
increased by 3.0% year on year. This was despite advertising revenue falling by
0.7 % year on year in the same period for our Regional newspaper titles in
London and the South East. Our Regional Newspaper titles excluding Metro's and
our titles in London and South East increased advertising revenues by 4.3%.

For our Regional newspaper titles all categories achieved year on year growth
with the exception of Motors which declined by 2.2% for the period. Recruitment
revenues increased by 1.4% year on year for the period representing an increase
of 5.5% for our regional newspaper titles outside London and the South East
which was offset by an 11.3% fall in London and the South East. Whilst the South
continues to experience year on year declines in recruitment advertising, an
improving trend has emerged in the last three months with year on year declines
of 15.6% for September, 8.7% for October and 6.7% for November.

Advertising revenues for the Group's Nationals division fell by 5.7% year on
year for the period, with declines of 5.7% and 5.5% for our UK national titles
and Scottish national titles respectively.

Circulation

Group circulation revenues for the period July to November 2003 increased by

4.7% year on year for the 5 months to November 2003.

Circulation revenues for the Regional newspaper titles increased by 2.1% year on year for the period, with cover price increases offsetting volume declines.

Circulation revenues for the Nationals division increased by 5.2% year on year for the period. This reflects the benefits of restoring the cover price of the Daily Mirror to 32p outside Scotland partially offset by reduced circulation volumes. Circulation revenues for the UK national titles increased by 6.6% and for the Scottish national titles by 0.1% during the period.

Outlook

Our strategy "Stabilise Revitalise Grow" is on course and the Board is confident that, despite the adverse effects of continued volatility in the advertising market for our National titles, performance for the year will be at least in line with expectations.

- all advertising and circulation results of the regional newspaper titles are shown on a like for like basis excluding the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002, Channel One which was closed down in November 2002 and Wheatley Dyson which was sold in February 2003.

Enquiries:

Trinity Mirror plc   020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

EXHIBIT C-(b) 45

Regulatory Announcement

Go to market news section

♣ Free annual report⠀ 📠 🖨

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director Shareholding
Released	10:10 11-Dec-03
Number	1349T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO	

All relevant boxes should be completed in block capital letters.

1.	Name of company TRINITY MIRROR PLC			2.	Name of director SLY BAILEY		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non -beneficial interest AS 2 ABOVE			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) AS 2 ABOVE		
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) AS 2 ABOVE			6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary ACQUISITION OF ORDINARY 10P SHARES		
7.	Number of shares/amount of stock acquired 9,381	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) LESS THAN 0.01%	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

11.	Class of security ORDINARY 10P SHARES	12.	Price per share 529P	13.		Date of transaction 11 DECEMBER 2003	14.	Date company informed 11 DECEMBER 2003
15.		Total holding following this notification		16.			Total percentage holding of issued class following this	

	19,381 ORDINARY 10P SHARES		notification (any treasury shares held by company should not be taken into account when calculating percentage) LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes.			
17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
23.	Any additional information	24.	Name of contact and telephone number for queries PAUL VICKERS 0207 293 3000
25.	Name and signature of authorised company official responsible for making this notification		

Date of notification __11 DECEMBER 2003_____

This page is left intentionally blank

END

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(b)

Exhibit C (b)

List of RIS notifications issued by Trinity Mirror plc since 1st January 2003 pursuant to the Disclosure Rules and Listing Rules

Exhibit C(b), volume 1: 1 - 45

Exhibit C(b), volume 2: 46 - 98

Exhibit C(b), volume 3: 99 - 157

Exhibit C(b), volume 4: 158 - 213

	Date filed	Information
1	02 Jan 2003	Holding by Standard Life Investments Ltd
2	10 Jan 2003	Holding by Royal Bank Of Canada
3	10 Jan 2003	Board Changes
4	17 Jan 2003	Holding by Royal Bank Of Canada
5	20 Jan 2003	Holding by Substantial Shareholders
6	24 Jan 2003	Holding by Legal And General Investment Management Ltd
7	24 Jan 2003	Holding by Legal And General Investment Management Ltd
8	10 Feb 2003	Holding by Substantial Shareholders
9	21 Feb 2003	Holding by Substantial Shareholders
10	27 Feb 2003	Year End Results to 29/12/2002
11	27 Feb 2003	Holding by Substantial Shareholders
12	28 Feb 2003	Directors Shareholding
13	21 Mar 2003	Director Shareholding
14	10 Apr 2003	Board Change
15	10 Apr 2003	Board Change Amendment

	Date filed	Information
16	14 Apr 2003	Board Change
17	08 May 2003	AGM Statement
18	09 May 2003	Director Shareholding
19	14 May 2003	Holding by Substantial Shareholders
20	12 Jun 2003	Holding by Substantial Shareholders
21	23 Jun 2003	Holding by Substantial Shareholders
22	26 Jun 2003	Trading Statement
23	04 Jul 2003	Holding by Substantial Shareholders
24	31 Jul 2003	Interim Results to 29/06/2003
25	31 Jul 2003	Disposal Plan for Division
26	01 Aug 2003	Director Shareholding
27	07 Aug 2003	Director Shareholding
28	19 Aug 2003	Application for Additional Listing
29	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
30	22 Aug 2003	Holding by Standard Life Investments
31	04 Nov 2003	Holding by Substantial Shareholders
32	07 Nov 2003	Holding by Substantial Shareholders Amendment
33	18 Nov 2003	Blocklisting Review
34	18 Nov 2003	Blocklisting Review

	Date filed	Information
35	19 Nov 2003	Blocklisting Review Amendment
36	27 Nov 2003	Holding by Standard Life Assurance Company
37	01 Dec 2003	Disposal of Irish Titles to 3i Holdings Plc
38	02 Dec 2003	Blocklisting Review
39	02 Dec 2003	Blocklisting Review
40	02 Dec 2003	Blocklisting Review
41	09 Dec 2003	Blocklisting Review
42	09 Dec 2003	Blocklisting Review
43	09 Dec 2003	Blocklisting Review
44	11 Dec 2003	Trading Statement
45	11 Dec 2003	Director Shareholding
46	17 Dec 2003	Director Shareholding
47	28 Dec 2003	Report and Accounts 2003 (For a copy, please see Exhibit C (a) - 124)
48	16 Jan 2004	Completion of disposal of Irish titles to 3i for £46.3m
49	28 Jan 2004	Application for additional listing
50	29 Jan 2004	Holding by substantial shareholders
51	INTENTIONALLY LEFT BLANK	INTENTIONALLY LEFT BLANK
52	20 Feb 2004	Holding by Standard Life Assurance Company

	Date filed	Information
53	24 Feb 2004	Board changes
54	26 Feb 2004	Year end results to 28/12/2003
55	10 Mar 2004	Board changes
56	10 Mar 2004	Holding by substantial shareholders
57	10 Mar 2004	Director shareholding
58	15 Mar 2004	Director shareholding
59	22 Mar 2004	Holding by Standard Life Assurance Company
60	16 Apr 2004	Holding by Barclays plc
61	06 May 2004	AGM statement
62	14 May 2004	Holding by Trinity Mirror plc
63	17 May 2004	Statement regarding the Daily Mirror
64	24 May 2004	Holding by Barclays plc
65	27 May 2004	Holding by Barclays plc
66	04 Jun 2004	Director shareholding
67	08 Jun 2004	Holding by Barclays plc
68	10 Jun 2004	Holding by substantial shareholders
69	11 Jun 2004	Director shareholding
70	18 Jun 2004	Board changes
71	18 Jun 2004	Holdings by Capital Group Companies Incorporated

	Date filed	Information
72	24 Jun 2004	Trading statement
73	28 Jun 2004	Holding by substantial shareholders
74	21 Jul 2004	Board changes
75	23 Jul 2004	Blocklisting review
76	27 Jul 2004	Blocklisting review
77	27 Jul 2004	Blocklisting review
78	29 Jul 2004	Interim results to 27/06/2004
79	29 Jul 2004	Interim results to 27/06/2004 amendment
80	30 Jul 2004	Director shareholding
81	03 Aug 2004	Eckoh Technologies plc: New contract win
82	11 Aug 2004	Holding by Barclays plc
83	26 Aug 2004	Director shareholding
84	27 Sep 2004	Director shareholding
85	27 Sep 2004	Holding by Morley Fund Management Ltd
86	22 Oct 2004	Holding by Standard Life Group
87	25 Oct 2004	Director shareholding
88	28 Oct 2004	Holding by Capital Group Companies
89	04 Nov 2004	Holding by substantial shareholders
90	08 Nov 2004	Board changes

	Date filed	Information
91	09 Nov 2004	Holding by Aviva plc
92	10 Nov 2004	Holding by Tweedy Browne Company LLC
93	17 Nov 2004	15 year print deal with Guardian Media Group plc
94	26 Nov 2004	Director shareholding
95	29Nov 2004	Director shareholding
96	30 Nov 2004	Appointment of joint corporate brokers
97	09 Dec 2004	Trading statement
98	17 Dec 2004	Director shareholding
99	02 Jan 2005	Report and Accounts 2004 (For a copy, please see Exhibit C (a) - 213)
100	14 Jan 2005	Holding by substantial shareholders
101	14 Jan 2005	Holding by Capital Group Companies Incorporated
102	19 Jan 2005	Holding by Morley Fund Management Ltd
103	25 Jan 2005	Director shareholding
104	08 Feb 2005	Holding by substantial shareholders
105	23 Feb 2005	Director shareholding
106	28 Feb 2005	Board change
107	03 Mar 2005	Year end results to 02/01/2005
108	14 Mar 2005	Purchase of own shares for cancellation

	Date filed	Information
109	15 Mar 2005	Holding by Barclays plc
110	15 Mar 2005	Purchase of own shares for cancellation
111	18 Mar 2005	Holding by substantial shareholders
112	18 Mar 2005	Holding by Capital Group Companies Incorporated
113	21 Mar 2005	Purchase of own shares for cancellation
114	22 Mar 2005	Purchase of own shares for cancellation
115	23 Mar 2005	Purchase of own shares for cancellation
116	23 Mar 2005	Purchase of own shares for cancellation amendment
117	24 Mar 2005	Holding by Barclays plc
118	24 Mar 2005	Director shareholding
119	05 Apr 2005	Holding by Morley Fund Management Ltd
120	08 Apr 2005	Holding by Capital Group Companies Incorporated
121	11 Apr 2005	Director shareholding
122	11 Apr 2005	Purchase of own shares for cancellation
123	12 Apr 2005	Purchase of own shares for cancellation
124	13 Apr 2005	Purchase of own shares for cancellation
125	15 Apr 2005	Purchase of own shares for cancellation
126	18 Apr 2005	Purchase of own shares for cancellation
127	19 Apr 2005	Purchase of own shares for cancellation

	Date filed	Information
128	20 Apr 2005	Purchase of own shares for cancellation
129	21 Apr 2005	Purchase of own shares for cancellation
130	22 Apr 2005	Purchase of own shares for cancellation
131	26 Apr 2005	Holding by substantial shareholders
132	03 May 2005	Holding by substantial shareholders
133	05 May 2005	AGM statement
134	06 May 2005	Purchase of own shares for cancellation
135	10 May 2005	Purchase of own shares for cancellation
136	11 May 2005	Purchase of own shares
137	12 May 2005	Director shareholding
138	13 May 2005	Purchase of own shares for cancellation
139	19 May 2005	Purchase of own shares for cancellation
140	23 May 2005	Purchase of own shares for cancellation
141	26 May 2005	Director shareholding
142	31 May 2005	Purchase of own shares for cancellation
143	01 Jun 2005	Purchase of own shares for cancellation
144	07 Jun 2005	Purchase of own shares for cancellation
145	08 Jun 2005	Purchase of own shares for cancellation

	Date filed	Information
146	09 Jun 2005	Purchase of own shares for cancellation
147	16 Jun 2005	Purchase of own shares for cancellation
148	20 Jun 2005	Update on IFRS
149	20 Jun 2005	Purchase of own shares for cancellation
150	21 Jun 2005	Purchase of own shares for cancellation
151	22 Jun 2005	Purchase of own shares for cancellation
152	24 Jun 2005	Director shareholding
153	30 Jun 2005	Trading statement
154	08 Jul 2005	Holding by Aviva plc
155	19 Jul 2005	Acquisition of Smart Media Services Ltd
156	22 Jul 2005	Holding by Capital Group Companies Incorporated
157	25 Jul 2005	Director shareholding
158	28 Jul 2005	Interim results to 03/07/2005
159	03 Aug 2005	Purchase of own shares for cancellation
160	04 Aug 2005	Purchase of own shares for cancellation
161	05 Aug 2005	Purchase of own shares for cancellation
162	08 Aug 2005	Purchase of own shares for cancellation
163	09 Aug 2005	Purchase of own shares for cancellation
164	10 Aug 2005	Purchase of own shares for cancellation

	Date filed	Information
165	11 Aug 2005	Purchase of own shares for cancellation
166	12 Aug 2005	Purchase of own shares for cancellation
167	15 Aug 2005	PDMR shareholding
168	15 Aug 2005	Purchase of own shares for cancellation
169	16 Aug 2005	Acquisition of Financial Jobs Online Ltd
170	17 Aug 2005	Purchase of own shares for cancellation
171	18 Aug 2005	Purchase of own shares for cancellation
172	19 Aug 2005	Purchase of own shares for cancellation
173	26 Aug 2005	Director shareholding
174	01 Sep 2005	Recommended cash offer for The hotgroup plc
175	01 Sep 2005	Trinity Mirror to acquire hotgroup plc
176	07 Sep 2005	Holding by Capital Group Companies Incorporated
177	08 Sep 2005	Purchase of own shares for cancellation
178	09 Sep 2005	Purchase of own shares for cancellation
179	12 Sep 2005	Purchase of own shares for cancellation
180	13 Sep 2005	Purchase of own shares for cancellation
181	14 Sep 2005	Posting of offer document
182	14 Sep 2005	Purchase of own shares for cancellation
183	15 Sep 2005	Purchase of own shares for cancellation

	Date filed	Information
184	16 Sep 2005	Purchase of own shares for cancellation
185	19 Sep 2005	Agreement with Trinity Mirror
186	19 Sep 2005	Purchase of own shares for cancellation
187	21 Sep 2005	Purchase of own shares for cancellation
188	21 Sep 2005	Purchase of own shares for cancellation
189	22 Sep 2005	Purchase of own shares for cancellation
190	23 Sep 2005	Director shareholding
191	23 Sep 2005	Purchase of own shares for cancellation
192	26 Sep 2005	Purchase of own shares for cancellation
193	27 Sep 2005	Holding by Legal & General Group plc
194	27 Sep 2005	Purchase of own shares for cancellation
195	29 Sep 2005	Purchase of own shares for cancellation
196	30 Sep 2005	Recommended cash offer for The hotgroup plc
197	3 Oct 2005	Purchase of own shares for cancellation
198	4 Oct 2005	Holding by Capital Group Company, Inc.
199	4 Oct 2005	Purchase of own shares for cancellation
200	4 Oct 2005	Recommended cash offer for The hotgroup plc
201	5 Oct 2005	Purchase of own shares for cancellation
202	12 Oct 2005	Purchase of own shares for cancellation
203	13 Oct 2005	Purchase of own shares for cancellation
204	17 Oct 2005	Purchase of own shares for cancellation

	Date filed	Information
205	19 Oct 2005	Recommended cash offer for The hotgroup plc
206	25 Oct 2005	Recommended cash offer for The hotgroup plc
207	26 Oct 2005	Director shareholding
208	31 Oct 2005	Purchase of own shares
209	14 Nov 2005	Holding by Harris Associates L.P.
210	17 Nov 2005	Application for additional listing
211	23 Nov 2005	Director shareholding
212	28 Nov 2005	Acquisition of Paldonsay Ltd
213	29 Nov 2005	Holding by Harris Associates L.P.

EXHIBIT C-(b) 46



Help | London Stock Exchange Home

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

nouncement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS: 671923

e Company has today received notice that Mr Stephen Parker, MD Regional Newspapers Division, has today exercised options over 36,852 shares. These options were exercised at a price of 372.6p for 17,148 shares and 294.3p for 19,704 sha Mr Parker gave 28,438 shares to his wife and they together sold 25,340 shares for the purpose of financing the exercise pri option. As a result of these transactions Mr Parker's holding increases by 3,394 shares to 13,580 shares and Mrs Parke now holds 8,118 shares.

previous   cancel   confirm

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO [   ]

All relevant boxes should be completed in block capital letters.

1. Name of company TRINITY MIRROR PLC	2. Name of director SLY BAILEY
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest AS 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) AS 2 ABOVE
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) AS 2 ABOVE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary ACQUISITION OF ORDINARY 10P SHARES

7. Number of shares/amount of stock acquired 9,381	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) LESS THAN 0.01%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

11. Class of security ORDINARY 10P SHARES	12. Price per share 529P	13. Date of transaction 11 DECEMBER 2003	14. Date company informed 11 DECEMBER 2003

15. Total holding following this notification 19,381 ORDINARY 10P SHARES	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries PAUL VICKERS 0207 293 3000

25. Name and signature of authorised company official responsible for making this notification   Date of notification __11 DECEMBER 2003_____

Regulatory Announcement

Go to market news section

 Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director Shareholding
Released	17:26 17-Dec-03
Number	3992T

The Company has today received notice that Mr Stephen Parker, MD Regional Newspapers Division, has today exercised options over 36,852 shares. These options were exercised at a price of 372.6p for 17,148 shares and 294.3p for 19,704 shares. Mr Parker gave 28,438 shares to his wife and they together sold 25,340 shares for the purpose of financing the exercise price of the option. As a result of these transactions Mr Parker's holding increases by 3,394 shares to 13,580 shares and Mrs Parker's now holds 8,118 shares.

END

Close

EXHIBIT C-(b) 47

EXHIBIT C-(b) 48

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Completion of Disposal
Released	13:58 16-Jan-04
Number	3317U

Friday 16th January 2004

Trinity Mirror completes sale of Irish titles to 3i

Trinity Mirror plc, the UK's largest newspaper publisher, announces today the completion of the sale of its regional newspaper businesses in Ireland to Europe's leading venture capital group 3i for £46.3m.

The sale of the businesses Century Press and Publishing Limited and the Derry Journal, Limited was completed following clearance by the Irish Competition Authority. The businesses publish a total of seven newspapers in Northern Ireland and the Republic of Ireland.

Enquiries:

Trinity Mirror

Nick Fullagar   020 7293 3000
Director of Corporate Communications

END

Close

EXHIBIT C-(b) 49

Regulatory Announcement

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Additional Listing
Released	09:42 28-Jan-04
Number	7174U

RNS Number:7174U
Trinity Mirror PLC
28 January 2004

Brochure

Trinity Mirror Plc

Application has been made to the UK Listing Authority for the block listing of, and to the London Stock Exchange for the Admission of 2,000,000 Ordinary Shares of 10p each fully paid, ranking pari passu with the existing ordinary shares, to the Official List.

These shares will be issued pursuant to the exercise of options under the Executive Share Option Scheme.

Copies of this brochure are available for inspection from

Hoare Govett Limited

up to and including 14 days from date thereof.

Issued by Hoare Govett Limited

28 January 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 50



RNS | The company news service from
the London Stock Exchange

Last Refreshed At
15:06 Thu, Jan 29 2004
UK Time

elp | London Stock Exchange Home

Review Announcement

details — text — review — submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

AvS : 52041

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 33,727,298 (previously 35,559,143) Trinity Mirror plc Ordinary Shares, representing 11.463% (previously 12.182%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 51

EXHIBIT C-(b) 52

  RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

Review Announcement

1—**2**—**3**
details text review

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS: 8 37210

TRINITY MIRROR PLC (the "COMPANY")

The Company has today received notification from Standard Life Investments Limited on behalf of Standard Life Group that have non-beneficial interests in 14,747,253 Trinity Mirror plc Ordinary Shares (previously 14,615,276), representing 5.007% the issued share capital (previously 4.975%).

EXHIBIT C-(b) 53

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Board Appointment
Released	14:00 24-Feb-04
Number	7641V

RNS Number:7641V
Trinity Mirror PLC
24 February 2004

24th February 2004

Board Appointment

Trinity Mirror plc is pleased to announce that David Ross has joined the Board
as a non-executive director with immediate effect. He will also sit on the
Audit, Remuneration and Nomination committees.

David, 38, co-founded and is currently Deputy Chairman of The Carphone
Warehouse, Europe's leading mobile communication retailer.

David took a lead role with The Carphone Warehouse IPO in July 2000 and has been
responsible for developing that company in Europe through the organisation and
restructure of a series of major acquisitions including the acquisition of Tandy
in the UK.

He holds non-executive directorships at National Express Group Plc, Wembley
National Stadium Limited, Big Yellow Self Storage Plc and is a council member of
Sports England. David qualified as a Chartered Accountant with Arthur Andersen &
Co.

Sir Victor Blank, Chairman, commented:

"We are very pleased David Ross is joining the Trinity Mirror Board. He brings a
depth of independent knowledge to the Board and his extensive consumer
experience and wider corporate perspective will help us to continue with the
implementation of our growth strategy."

Enquiries:

Trinity Mirror plc
Nick Fullagar, Director of Corporate Communications   tel: 020 7293 3622

Finsbury Group
James Leviton   tel: 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 54

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Final Results
Released	07:00 26-Feb-04
Number	8467V

RNS Number:8467V
Trinity Mirror PLC
26 February 2004

26 February 2004

Trinity Mirror plc
2003 Preliminary Results

Trinity Mirror plc announces the Group's preliminary results for the 52 weeks
ended 28 December 2003.

Operational highlights

• 'Stabilise Revitalise Grow' strategy to improve performance and enhance
  shareholder value delivering ahead of expectations
• Strong performance in uncertain and challenging market conditions: Group
  operating profit(1) and earnings per share, before exceptional items, up
  11.5% and 10.8% respectively
• Operating margin(1) before exceptional items increased from 17.6% to
  19.4% with Regionals division including Digital Media improving
  operating margin from 21.9% to 23.6% and Nationals division improving
  operating margin from 15.7% to 17.4%
• Cost savings of £5.0 million achieved in 2003 from Chief Executive's
  review, incremental savings of £18.0 million targeted in 2004 (increased
  from £16.0m) with annualised savings target for 2005 increased to £30.0
  million (from £25m). These are in addition to gross incremental cost
  savings of £9.2 million from previous cost reduction plans
• Disposal of titles in Ireland completed on 15 January 2004
• Dividends increased by 4.0% to 18.3p per share
• Net debt reduced by £61.0 million from £666.1 million to £605.1 million

Financial highlights

	Like-for-like(1) (pre exceptional items(2))			Actual (post exceptional items(	
	2003 £m	2002(3) £m	% Change	2003 £m	2002(3) £m
Turnover	1,095.0	1,082.3	1.2%	1,095.1	1,089.3
Group operating profit	212.5	190.5	11.5%	100.5	59.8
Profit before tax	172.5	155.5	10.9%	60.6	26.2
Earnings/ (loss)	41.1p	37.1p	10.8%	4.6p	(6.6)p

per share		
Proposed final dividend per share	12.8p	12.3p
Total dividends per share	18.3p	17.6p
Net debt	605.1	666.1

(1)   Turnover and operating profit adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002, Channel One which ceased trading in November 2002 and Wheatley Dyson & Son Limited which was disposed of in February 2003. During the 52 weeks ended 28 December 2003 these businesses achieved turnover of £0.1 million (2002: £7.0 million) and operating profit of £nil (2003 : £0.5 million)

(2)   Group operating exceptional items of £112.0 million (2002: £131.2 million) include a £100.0 million (2002: £125.0 million) impairment charge against the carrying value of the publishing rights and titles of the Regional titles in London and the South East (2002 : Midlands). Total exceptional items before tax of £111.9 million (2002: £129.3 million), and after tax of £106.7 million (2002: £127.5 million), also include the net profit on the disposal of subsidiary undertakings and, in 2002, the Group's share of associate's non operating exceptional items

(3)   Turnover has been restated to reflect Arrow Interactive revenues net of commissions payable to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002

Sir Victor Blank, Chairman of Trinity Mirror plc, commented:

"Our 2003 figures represent the results of less than a full year's efforts by our new management team. They mark the first tangible signs of achievement in businesses that have drive, fresh thinking and renewed commitment. We are very pleased to have been able to achieve this transformation while simultaneously driving improved performance and delivery."

Sly Bailey, Chief Executive, Trinity Mirror plc commented:

"The changes made during this year have delivered a performance ahead of expectations. 2003 represents the best year on year profit improvement for the Group since the merger in 1999 and sets the benchmark for further value creating performance for enhancing shareholder value.

While there is still much work to be done, we are now significantly progressed on the first phase of our three phase transformation programme 'Stabilise Revitalise Grow' and the team is focused on continuing the pace of change which has been apparent in 2003."

Enquiries:

Trinity Mirror plc	020 7293 3000

Sly Bailey, Chief Executive
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury	020 7251 3801

Rupert Younger
James Leviton

Trinity Mirror plc
2003 Preliminary Results

Financial highlights

	2003 £m	2002 (3) £m	% change
Turnover			
- actual	1,095.1	1,089.3	0.5%
- like-for-like (1)	1,095.0	1,082.3	1.2%
Group operating profit pre exceptional items(2)			
- actual	212.5	191.0	11.3%
- like-for-like(1)	212.5	190.5	11.5%
Group operating profit post exceptional items (2)			
- actual	100.5	59.8	68.1%
- like-for-like(1)	100.5	59.3	69.5%
Profit before tax pre exceptional items (2)	172.5	155.5	10.9%
Profit before tax post exceptional items (2)	60.6	26.2	131.3%
	%	%	
Operating margin pre exceptional items(1) (2)	19.4	17.6	1.8%
Per share	Pence	Pence	
Underlying earnings pre exceptional items	41.1p	37.1p	10.8%
Exceptional items (2)	(36.5)p	(43.7)p	16.5%
Basic earnings/(loss)post exceptional items	4.6p	(6.6)p	169.7%
Proposed final dividend	12.8p	12.3p	4.1%
Total dividend	18.3p	17.6p	4.0%

Footnotes
(1)   Turnover and operating profit adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002, Channel One which ceased trading in November 2002 and Wheatley Dyson & Son Limited which was disposed of in February 2003. During the 52 weeks ended 28 December 2003 these businesses achieved turnover of £0.1 million (2002: £7.0 million) and operating profit of £nil (2002 : £0.5 million)
(2)   Group operating exceptional items of £112.0 million (2002: £131.2 million) include a £100.0 million (2002: £125.0 million) impairment charge against the carrying value of the publishing rights and titles of the Regional titles in London and the South East (2002: Midlands). Total exceptional items before tax of £111.9 million (2002: £129.3 million), and after tax of £106.7 million (2002: £127.5 million), also include the net profit on the disposal of subsidiary undertakings, and, in 2002, the Group's share of associate's non operating exceptional items
(3)   Turnover has been restated to reflect Arrow Interactive revenues net of commissions payable to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002

Within the following review of operations, all figures are presented on a like-for-like(1) pre exceptional items(2) basis unless otherwise specified. Turnover has been restated to reflect Arrow Interactive revenues net of commissions payable to third parties. This change in accounting policy has no impact on the Group or total operating profit in 2002 and 2003.

Chief Executive's Review

In February 2003 a review of the Group's businesses was undertaken. The objective of the review was to identify the actions required to deliver significantly improved performance and enhanced shareholder value. The review considered all options open to the Group.

The preliminary findings of the review were announced in July 2003. The review highlighted the potential for improving performance and creating shareholder value by running Trinity Mirror more effectively as a group of publishing businesses. As a first step it was identified that there was a need to lay a firm foundation in terms of this year's performance, principally through a combination of tighter cost management and a more focused publishing approach. The impact of this first step can be seen in the 2003 results which delivered an 11.5% improvement in operating profits* with operating margins* increasing by 1.8% from 17.6% to 19.4% despite challenging market conditions.

To deliver the required transformation, an overlapping three-phase performance based strategy: 'Stabilise Revitalise Grow' was implemented throughout the Group.

For the two key divisions the review highlighted that:

- the Regionals businesses are strong with robust, market leading positions in many of the UK's most important metropolitan markets.The 'from Biggest to Best' initiative has delivered an improved performance. However, the division has significant scope for further improvement in revenue, profit and margin, to be achieved through tighter and more focused management and an acceleration in the pace of change
- the National titles remain very large consumer franchises. However, it was clear that the division needs to focus on strengthening its core publishing skills, and developing a greater understanding of its customers, both readers and advertisers. Clarity of publishing strategy across the Nationals portfolio, coupled with improvements to product content and quality, marketing, availability through the supply chain and advertising sales were each identified as key levers to an improved performance of both the top and bottom line

The Transformation Programme and Benefits

Phase 1: Stabilise

The first phase of the programme is designed to stabilise performance and ensure a robust platform for the future. Clear strategies are now in place across all of the Group's businesses. Structures have been reviewed and changed where necessary to ensure delivery of objectives. Management changes have ensured we have the right people, with the right skills, in the right jobs, doing the right things. A sharp focus on costs is delivering savings in most business areas and across most functions, through actions such as the centralisation of Finance, HR and IT. A greater focus on core publishing skills has improved our ability to drive better quality and value for our customers.

Phase 2: Revitalise

In this second and overlapping phase we are focused on revitalising our products and services to drive top line revenues, and on redesigning internal processes and ways of working to become a more agile and efficient Group. A greater focus on creativity and innovation, coupled with regular consumer research will drive:

- new insights and inform changes to brands and content
- better targeted marketing
- the strengthening of advertising sales capability

Major Group wide areas underpinning overall performance such as Manufacturing, Supply Chain and Procurement are also being reviewed.

Phase 3: Grow

Pursuing the opportunities identified in phases 1 and 2 will create the momentum, financial headroom and organisational capability to access and drive value through longer-term growth opportunities. We have already assembled a small strategic development team that is beginning to explore the longer term growth options and routes that may lie open to the Group.

Benefits

This performance-based strategy will deliver enhanced earnings and margins. It will deliver better performance from individual brands and businesses whilst increasing the value of the Group as a whole by capturing the full benefits of scale, sharing of best practice and ensuring that the right level of focus, performance measures and incentives are in place.

Progress to date

Delivery against specific benefits announced in July 2003

The key specific benefits of the transformation plan announced in July 2003 were:

- £25 million annualised cost savings in 2005. £4 million in 2003 and an incremental £16 million in 2004
- Disposal of our regional newspaper titles in Ireland
- A policy to increase dividends progressively
- Commitment to reduce debt

Delivery against these are detailed below:

- £5.0 million net savings have been achieved in 2003. In addition, the incremental savings targeted in 2004 are being increased to £18.0 million with annualised net savings in 2005 increased to a target of £30.0 million. Staff numbers were reduced by 314 in 2003 in delivery of these savings
- The disposal of our regional newspaper titles in Ireland was completed on 15 January 2004 achieving gross sale proceeds of £46.3 million including net cash disposed of £2.0 million
- The final dividend has been increased by 4.1% bringing the total dividend for the year to 18.3 pence per share
- Net debt has been reduced by £61.0 million to £605.1 million. This excludes the proceeds from the disposal of our titles in Ireland

As well as meeting the specific targets announced in July the Group has delivered the best year on year operating performance since the merger of Trinity plc and Mirror Group plc in 1999 with operating profits* and earnings per share* increasing by 11.5% and 10.8% respectively.

Corporate Centre

The role of the Corporate Centre has been clearly defined with improved communication across the Group to ensure that the goals and objectives of the businesses are aligned. Significant progress has been made during the year in this area:

- the Corporate Centre, operating through the Executive Committee, is playing a greater role in the setting of strategies and budgets for business units with unified processes now in place across all businesses
- a central fund has been established to finance innovation across the Group. This will ensure that businesses are focused on improving underlying performance without having to re-direct financial resource to fund

innovation. Guidance and support from the centre will ensure that the best revenue growth opportunities are receiving appropriate funding and management focus. The fund has been created through cost savings

- a Capex Committee, chaired by the Chief Executive, has been established to co-ordinate and manage centrally the Group's capital investment programme to maximise return on all investment
- to ensure that the full value of Trinity Mirror's scale is captured a number of centrally co-ordinated projects have commenced. These include the review of manufacturing, supply chain, procurement, content creation/ sharing, advertising sales and the management of 'expert' functions such as Finance, HR and IT
- the reporting structures for the expert functions have been centralised to ensure clear and unambiguous leadership from the centre, allowing the businesses to focus fully on driving publishing activities. Further work is ongoing, in particular for IT, to standardise systems and processes across the Group to gain efficiencies through the sharing of best practice and support the businesses to improve performance
- the first Group wide senior management conference was held in November attended by our top 55 senior managers. The agenda focused on the practical application of our strategy and the management action required to drive momentum and improve performance
- during the year, attention has been focused on developing a remuneration policy which is fully aligned to performance objectives.

Key Projects

During 2003 management focused on three key projects, Manufacturing, Supply Chain and Procurement.

The Manufacturing Project is being driven by the Group Operating Forum (GOF), a small group of senior operations management drawn from across the Group. The objective of the project is four-fold:

- to improve operating efficiencies
- to reduce printing costs
- to reduce, over time, the level of capital expenditure required for the Group's printing assets thereby improving the return on capital invested
- to improve the quality of products to serve the needs of readers and advertisers better

The Group has in excess of 40 printing presses operating across 12 print sites with press utilisation varying from as low as 25% up to over 90% at peak times. With the exception of the three National print sites, all sites have been managed independently under the direct control of local management. Whilst the Manufacturing project is likely to run for some time, a number of changes which will drive improvements in 2004 are already being implemented:

- a Group manufacturing division is being structured with the objective of creating a world class newspaper manufacturing operation
- control of all print sites will move from the publishing businesses and into the manufacturing division
- press investment is now centrally co-ordinated through the Group Operating Forum and approved by the Capex Committee
- a system of common KPI's is being established for all print sites across the business

The consolidation of print sites and improving the average utilisation rate is of paramount focus at this stage whilst ensuring that all our products continue to reach customers in an efficient and timely manner.

The two Midlands print sites are already being consolidated in a single print site in Birmingham. The new site will provide full colour capabilities for the Midlands titles and will have the capacity to print other Group titles.

We are currently reviewing our options in relation to Scotland where we operate two print sites. There are likely to be greater opportunities for collaboration and integration here, although at this stage it is too early in the project to make firm commitments. In the North West we currently operate 4 print sites, however we announced to our staff this week that Huddersfield will cease operation by the end of April 2004. The Huddersfield Examiner will be enhanced by a tabloid format with more colour by moving into our plant at Oldham. This will provide both revenue and cost benefits. Future capital requirements for the Group will also be reduced.

The Supply Chain Project is, for the first time, looking at the supply chain across our National and Regional titles together, with a view to capturing the benefits of Group scale, reducing costs and improving circulation volume and revenue performance. Analysis of efficiencies and performance measures used to drive newspaper sales across Regional and National titles suggests there may be room for improving the overall economics of our supply chain. We shall be looking to our wholesale partners to work closely with us - particularly during the forthcoming round of contract negotiations - to drive out benefits in service, cost and quality standards.

The Procurement project is well under way. We are already buying more efficiently and at lower cost across a range of areas with benefits achieved in 2003.

Regionals

By applying a more focused management approach to these businesses, operating margins* have been improved from 21.9% to 23.6% with operating profit* increasing from £112.4 million to £123.9 million. Whilst previous initiatives have delivered an improving performance, there is a renewed emphasis to accelerate the pace of change to significantly drive performance. Key activities of note are:

- the continued delayering of the central management team
- the regionalisation programme for the division has been accelerated with the North West and North East regionalisation programmes at very advanced stages and the Midlands regionalisation already underway - six months ahead of schedule
- a more aggressive approach to increasing cover prices for the Regional newspaper titles was implemented in the second half of the year and this has delivered improved circulation revenues
- Digital Media activities were restructured with further reductions in the cost base and numerous revenue driving initiatives to accelerate the path to profitability and move the business to break even by the end of 2004
- The Daily Post in Liverpool re-launched with separate Welsh and English editions
- a new Managing Director has been appointed to the business in the South. Supported by the Corporate Centre, he is currently reviewing all aspects of the business with the objective of improving performance

Nationals

The senior management team of the division has been substantially restructured with a number of key management changes made:

- a change in reporting lines of the editors of the UK National titles who now report directly to the Chief Executive
- the appointment of a new General Manager with profit responsibility for the division, directly overseeing the commercial areas of the business - circulation, advertising and marketing
- the appointment of a new Advertising Sales Director at UK Nationals reporting to the General Manager
- new editors for The People and the Daily Record

Numerous changes have been made to improve performance through better publishing of core products and tighter management of the cost base:

- the development of a Nationals portfolio strategy with clear consumer propositions and market positionings for each title, reflected in content, tone, marketing and pricing
- the regular and disciplined use of consumer research to inform publishing and editorial decisions and refine reader appeal
- circulation volumes of the titles are beginning to show signs of stability. Although still reporting year on year volume declines, the titles have enjoyed stable month on month volumes since April 2003
- the Saturday package of the Daily Mirror has been substantially enhanced by discontinuing the publication of 'Look' (an improved newsprint product) and the expensive glossy 'M' magazine. These have been replaced by 'We Love Telly' a new glossy TV listings magazine and a new football focused section 'FC'
- the Scottish edition of the Daily Mirror increased its Monday to Friday cover price to 30p on 29th December 2003, the third cover price increase during 2003, with the Saturday price increased by 5p to 40p, reflecting our portfolio strategy in Scotland
- 'We Love Telly' content re-branded as 'TV Record' and incorporated into the Daily Record Saturday package. The benefits of closer cooperation between the Group's businesses is already becoming apparent
- a new midweek regionalised Sports section has been launched in the Daily Record after research identified a growing appetite for sports in the Scottish market place

Initiatives already underway in 2004 include:

- a new 'Homes and Holidays supplement for the Sunday Mirror, and a new glossy supplement for The People 'Take it Easy', both launched in January. With distinct editorial content, both supplements are designed to improve reader value and advertiser appeal. Cover prices were increased by 5p to 75p for The People and10p to 80p for the Sunday Mirror in January
- the cover price of the Sunday Mail was increased by 10p to 80p in January
- on January 17 the Daily Mirror replaced its Saturday racing pullout 'The Winner' with the 'Racing Post Extra' pullout, drawing upon the best in class 'Racing Post' brand and expertise
- the first quarter of 2004 will see the creation of an MGN magazines unit. The unit, under Editorial Director Magazines, Phil Hall, will focus on improving the quality of our magazine supplements to better serve readers and drive advertising revenue. No additional costs will be incurred in setting up the unit
- effective March 1 the Monday to Friday cover price of the Daily Mirror will increase by 3p to 35p
- Wednesday March 3 sees the launch of '3am' a new female targeted celebrity magazine which builds on one of the Daily Mirror's most successful in-paper brands

Sports

The Group's Sports titles have sustained and strengthened their market leading positions in the growing market for horseracing and sports betting. These titles have achieved exceptional improvements in performance over a number of years and over the last three years have demonstrated their resilience to difficult economic and advertising market conditions.

The Sports division provides numerous opportunities to drive performance further by continuous improvements to the core newspaper titles and sharing of content and best practice with the rest of the Group. Initiatives ongoing during 2003 and early 2004 include:

- a change in working practices to 7 day publishing to accommodate more

Sunday racing without creating a separate team to publish the Sunday title
- provision of content for the new Racing Post Extra newsprint pull-out in the Daily Mirror on Saturdays
- creation of new revenue opportunities for online content

Magazines and Exhibitions

The Magazines and Exhibitions division includes a range of niche publications and shows which have been added to the portfolio over a number of years. Whilst it continues to have a number of strong titles and shows, an unstructured approach to growing the division in the past has resulted in a wide ranging portfolio of unrelated products and services, some of which are loss making. Since 2001 the management has been focused on restructuring the portfolio to improve overall performance of the core products whilst looking to divest or close non core loss making activities.

Whilst the restructuring is ongoing, progress in 2003 has included a number of disposals and the discontinuation of non-core or loss making magazines and exhibitions.

Arrow Interactive (formerly Voice Media)

The Arrow Interactive business, which specialises in the provision of interactive telephone services, increased the range of its products and services during the year with the acquisition of the business and assets of Quartez, a company specialising in the provision of mobile data services such as SMS.

Increasing competition in the market place for its services has resulted in a significant reduction in operating margins for its services to third parties. Given these challenging market conditions the division is increasingly seen as a vehicle for servicing the needs of the Group's core businesses.

The way forward

Having restructured the senior management team and reinvigorated the focus and direction of the Group through the performance based strategy 'Stabilise Revitalise Grow', in 2004 we will build on the achievements of 2003 and continue the drive to further improve performance. Our commitment to reduce costs by an annualised £30.0m in 2005, reduce debt and progressively increase dividends will be maintained.

Review of operations

Revenues* increased by only 1.2% reflecting challenging market conditions. Group operating profit* before exceptional items* increased by £22.0 million representing an increase of 11.5% from £190.5 million to £212.5 million.

The 2003 performance has benefited from cost savings of £5.0 million from initiatives arising from the Chief Executive's Review, incremental cost savings of £9.2 million from previous cost reduction programmes which have contributed to annualised costs savings of £42.0 million since 2001 and a reduction in newsprint prices which contributed a £10.7 million benefit in 2003.

The Group continued to generate strong net operating cash flows during the year of £246.2 million (2002: £219.0 million) with net debt falling by £61.0 million to £605.1 million (2002: £666.1 million).

The annual review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £100.0 million (2002: £125.0 million) was required. The impairment charge reduces the carrying value of the Regional titles in London and the South East. In 2002 an impairment charge of £125.0 million related to the Regional titles in the Midlands.

During the year the FRS 17 pension deficit has increased from £163.1 million to £248.1 million (net of deferred tax). Total contributions to defined benefit pension schemes to fund ongoing accrual of benefits and past service deficits increased by £7.8 million to £25.2 million in 2003 and are expected to increase by £8.4 million in 2004. The FRS 17 operating profit charge, before past service costs (£1.7 million) was £24.5 million in 2003 and is expected to be £32.6 million in 2004. The FRS 17 finance charge of £2.9 million is expected to remain the same for 2004.

For 2004, the Group results will cover a 53 week period to 2 January 2005 representing the closest Sunday to 31 December 2004. The additional week will benefit operating performance in 2004.

Regionals Division

The turnover* and operating profit* of the Group's Regionals division, incorporating Metros and Digital Media, is as follows:

	2003 £m	2002 £m	Change %	Margin* 2003	Margin* 2002
Turnover*					
Regional newspaper titles	510.9	504.6	1.2%		
Metros	10.5	9.1	15.4%		
Digital media activities	3.8	0.7	442.9%		
Regionals division	525.2	514.4	2.1%		
Operating profit*					
Regional newspaper titles	127.5	121.5	4.9%	25.0%	24.1%
Metros	0.2	(1.5)	113.3%	1.9%	(16.5%)
Digital media activities	(3.8)	(7.6)	50.0%		
Regionals division	123.9	112.4	10.2%	23.6%	21.9%

Operating profit* The Regionals division achieved operating profit* growth of 10.2% to £123.9 million with turnover* increasing by 2.1% to £525.2 million and operating margin* increasing by 1.7% to 23.6%. The Regional newspaper titles achieved 4.9% growth in operating profits* despite continued difficult trading conditions in London and the South East. A strong advertising performance, coupled with tight cost control enabled the Group's Metro titles to move into profit* ahead of expectations. Digital media activities also performed strongly with a four fold increase in revenues contributing to a reduction in operating losses* of £3.8 million from £7.6 million to £3.8 million.

Advertising revenue* for the Regionals division increased by 2.4% from £394.5 million to £404.0 million. The improved performance has been driven by advertising revenue* growth of 1.5% for the Regional newspaper titles excluding Metros, 15.6% growth for Metros and Digital advertising revenues of £2.4 million (2002: £nil).

For the Regional newspaper titles, London and the South East continues to prove difficult with advertising revenue* declining by 2.5% for the year. However, an improving trend has emerged in the fourth quarter of the year in London and the South East with advertising revenue* growth of 1.0% which represents the first period of year on year growth since the first quarter of 2001. With the exception of London and the South East, all regions achieved year on year advertising revenue* growth. Excluding London and the South East, all categories, with the exception of Motors, achieved year on year revenue growth with Display up 0.6%, Recruitment up 4.1%, Property up 8.4% and Other classified categories up 3.5%. Motors was down 2.8%.
Metros achieved strong advertising revenue growth of £1.4 million (15.6%) driven primarily by a 14.1% increase in National Display.

Circulation revenue* for the Regional newspaper titles increased by 0.5% from

£81.1 million to £81.5 million. An improved performance in the second half with revenues* growing by 1.9% offset declines of 1.0% in the first half. The improvement in the second half reflects a more aggressive approach to cover price increases.

Exceptional costs of £6.2 million (2002: £7.9 million) were incurred for severance and other costs to achieve the cost savings from the Chief Executive initiatives and the ongoing cost reduction plans 'from Biggest to Best'. The Regionals division delivered incremental cost savings of £8.2 million in the year, which includes £2.6 million for Chief Executive initiatives.

Nationals Division

The turnover* and operating profit* of the Group's Nationals division is as follows:

	2003 £m	2002 £m	Change %	Margin* 2003	Margin* 2002
Turnover*	492.2	494.0	(0.4%)		
Operating profit*	85.8	77.6	10.6%	17.4%	15.7%

Operating profit* The Nationals division achieved operating profit* growth of £8.2 million from £77.6 million to £85.8 million despite difficult market conditions which contributed to revenues falling £1.8 million with advertising revenue falling by £4.1 million.

Tight management of the cost base and a reduction in newsprint prices contributed to the division improving operating margins* by 1.7% from 15.7% to 17.4%. Operating margins* for the UK Nationals improved by 2.2% to 15.7% and for the Scottish Nationals by 0.2% to 23.6%.

Circulation revenue increased by 0.5% from £260.7 million to £261.9 million. The increase is after price cutting activity at a cost of £8.0 million (2002 : £23.5 million), including £6.9 million (2001: £21.8 million) for the Daily Mirror.

The Daily Mirror circulation volume over the 12 month period fell by 7.2% (3.4% fall in 2002). Excluding sampling, which was discontinued from May 2002, circulation fell by 6.8% (2.0% fall in 2002). The year on year declines have been adversely impacted by the cessation of price discounting in March 2003 which contributed to a reduced sale in April 2003 to 1.9 million. Since April 2003, the circulation has remained at or above 1.9 million copies. Circulation revenues for the Daily Mirror increased by 11.8% in the second half compared to a decrease of 2.7% in the first half.

The Sunday Mirror and The People continued to operate in an intensely competitive market with the continuing impact on year on year circulation volumes from the launch of the Daily Star Sunday in September 2002.

The Sunday Mirror limited the decline in circulation for the 12 month period to 7.4%, representing a decline of 6.9% (3.2% in 2002) when sampling, discontinued from May 2002, is excluded. The circulation of the Sunday Mirror has remained an average of 1.6 million since April 2003.

The People circulation fell by 14.4% during the 12 month period, representing a fall of 13.8% (6.5% in 2002) excluding sampling. The sale of The People has remained at approximately 1.1 million since April 2003.

The Scottish market has been testing during the year with 12 month declines in circulation (Scottish sales only) for the Daily Record and Sunday Mail of 6.4% (5.8% for 2002) and 4.6% (3.8% for 2002) respectively. The appointment of a new editor in September coincided with the launch of the TV Record glossy listings supplement and has resulted in a series of changes throughout the final quarter

of 2003 which are expected to have a positive impact on the underlying trend from January 2004.

Advertising revenue. Volatile advertising conditions in the National newspaper market coupled with strong growth in the third quarter of 2002 and the closure of the Daily Mirror's 'M' magazine published on Saturday (in August 2003) contributed to advertising revenues falling by 2.1% for the Nationals division. Advertising revenues for the UK and Scottish Nationals fell by 1.5% and 3.8% respectively.

For the three UK titles flat advertising revenues for the first half have been offset by declines of 3.1% in the second half. The uncertainty and volatility of advertising noted in the first half continued in the second half with advertising revenue declines of 7.2% in the third quarter offset by increases of 0.7% in the fourth quarter. Despite the improvement that emerged in the last quarter, with strong growth in retail, it is too early to determine a longer term trend given the volatility experienced during 2003.

In Scotland, a significant fall in advertising revenues in the third quarter of 9.8% contributed to full year revenues falling by 3.8%. In line with the UK Nationals, an improving performance emerged in the fourth quarter with advertising revenues increasing by 1.0 %.

Exceptional costs of £6.9 million were incurred during 2003 by UK and Scottish Nationals for severance costs to achieve incremental cost savings of £4.6 million and £1.1 million respectively. This includes cost savings as part of Chief Executive initiatives of £2.2 million and £0.2 million respectively.

Sports Division

The Sports division continues to deliver strong performance with operating profits* increasing by 20.3% to £14.2 million (2002: £11.8 million).

Circulation revenues grew by 8.4% reflecting cover price increases for all titles and strong circulation performance for the Racing Post with volumes increasing by 1.0% year on year (excluding Sunday sales).

The division achieved strong advertising revenue growth of 11.9% driven by growth in the second half of 20.0% reflecting continued strength in the core advertising markets.

Racing Post Online, the division's web site achieved an operating profit* of £0.3 million (2002: £0.1 million) following advertising growth of 22.2%. Racingpost.co.uk and Smartbet.co.uk had average monthly page impressions of 27.9 million and 6.8 million respectively.

Magazines and Exhibitions

The division achieved operating profit* of £4.8 million representing a fall of 9.4% (£0.5 million). Turnover fell by 1.6% (£0.5 million) primarily from a reduction in advertising revenue of 4.0% (£0.6 million).

A new wedding show was successfully launched in 2003 generating revenues of £0.4 million.

The motorbike shows were sold in January 2004. In 2003 they made a small operating loss* on a turnover of £0.5 million.

Arrow Interactive (formerly Voice Media)

Arrow Interactive is a provider of interactive telephone response services to both internal newspaper operations and external media and advertisers. Due to significant pressure during the year on margins for telephony and in particular TV contracts, the division reported an operating loss* for the year of £0.3

million (2002: £0.2 million operating profit*).

Central Costs

During the year central costs* fell by £0.9 million, from £16.8 million to £15.9 million. The fall in costs is primarily due to reduced consultancy and severance costs.

Disposals

In February 2003, the Group disposed of Wheatley Dyson & Son Limited for a consideration of £0.1 million, realising a profit of £0.1 million. During the 52 week period ended 28 December 2003, Wheatley Dyson & Son Limited contributed £0.1 million revenue (2002: £1.6 million) and operating profit* of £nil million (2002: operating profit* £0.1 million).

On 31 July 2003, the Group announced its intention to dispose of the Irish regional newspaper titles in Belfast, Derry and Donegal. Following a tender process, the Group announced the disposal of these titles to 3i for £46.3 million on 1 December 2003. The transaction was completed on 15 January 2004. During the 52 week period ended 28 December 2003, these titles contributed £16.1 million revenue (2002: £15.7million) and operating profit* of £3.1 million (2002: operating profit* £2.8 million).

Outlook

The improving trend in advertising seen in the final quarter of 2003 has continued into the first two months of 2004. Given this outlook for the key divisions, coupled with the benefits of the 'Stabilise Revitalise Grow' transformation programme, the Board is anticipating continued improvement in performance during 2004.

Financial summary

Accounting policies used in the preparation of the financial information for the 52 weeks ending 28 December 2003 are consistent with those set out in the Group's financial statements for 2002, as amended by the adoption of UITF 38 'Accounting for ESOP trusts' and the restatement of revenues for Arrow Interactive. Previously, third party revenues for Arrow Interactive were accounted for gross of amounts payable to external customers. A review of the contractual obligations for Arrow has highlighted that the Group's revenue entitlement is only the commission on these sales and therefore revenues have been restated for 2002 to reflect this change. The restatement of revenue for Arrow Interactive has no impact on the operating profit for 2003 or 2002 and further details are provided in Note 8.

Revenue of the Group increased by 0.5% to £1,095.1 million (2002: £1,089.3 million). Advertising revenues increased by 0.4% to £620.6 million and revenue from newspaper and magazine sales increased by 0.7% to £376.0 million. Contract print and other revenues increased by 0.7% to £98.5 million.

Group operating profit before exceptional items increased by £21.5 million (11.3%) to £212.5 million. The pre exceptional items operating margin increased from 17.5% to 19.4%.

Contribution from associates was £1.2 million (2002: £1.4* million), reflecting the Group's share of profits from its associate, The Press Association.

Net interest payable (excluding the FRS 17 finance charge) fell by £4.7 million, to £38.3 million reflecting the benefit of lower debt levels and reduced interest rates. Group operating profit before exceptional items covers the net interest cost 5.5 times.

Other finance charges/income, reflecting the FRS 17 interest charge/credit, fell

from a £6.1 million credit to a charge of £2.9 million. For 2004 a charge of £2.9 million is expected.

Exceptional costs, before tax, of £111.9 million (2002: £129.3 million) were incurred during the year. Note 4 to the summary financial information attached to this preliminary results statement details the nature of the exceptional items. These items include an impairment charge of £100.0 million (2002: £125.0 million) in relation to the carrying value of the publishing rights and titles; £14.6 million of costs associated with the cost saving measures arising from the Chief Executive's Review and ongoing cost reduction programmes, including £6.2 million of severance costs which have been partially offset by Maxwell related receipts of £3.1 million. The ongoing implementation of the strategic and cost saving plans are anticipated to result in a further £15.0 million of related implementation costs during 2004.

The cost saving initiatives delivered incremental cost savings of £5.0 million from initiatives arising from the Chief Executive's Review and further cost savings of £9.2 million from ongoing cost reductions. The previously targeted cost savings of £42.0 million have now been achieved and the Group is on track to at least deliver £30.0 million net cost savings in 2005. This represents an increase of £5.0 million on the target of £25.0 million announced in July 2003.

Profit before tax and exceptional items was £172.5 million (2002: £155.5 million).

Tax charge for 2003 of £46.9 million incorporates a charge of £52.1 million on profit before tax and exceptional items of £172.5 million representing an underlying rate of 30.2% (2002 : 30.2%).

Underlying earnings per share, before exceptional items, were 41.1p (2002: 37.1p) an increase of 10.8%.

Dividends - subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 12.8p per share to be paid on 7 June 2004 to shareholders on the register at 7 May 2004. This will bring the full year dividend to 18.3p per share, an increase of 4.0%. The dividend is covered 2.2 times by pre exceptional earnings and will be fully funded from operating cash flow.

Net assets of the Group at 28 December 2003 were £1,025.9 million. This includes the total carrying value of the Group's acquired publishing and newspaper titles of £1,616.2 million, goodwill of £6.2 million, tangible fixed assets of £401.0 million, net debt of £605.1 million and the FRS 17 pension deficit of £248.1 million. The FRS 17 pension deficit has increased from £163.1 million to £248.1 million during the year, reflecting general market conditions.

Cash flow from operating activities during 2003 (after exceptional items) increased by £27.2 million to £246.2 million. This primarily reflects the improved operating cash flows and improved working capital. Other principal cash outflows in 2003 related to £42.4 million interest and dividends to minority shareholders (2002: £45.1 million), lower than 2002 due to lower interest rates and debt levels, tax paid of £44.9 million (2002: £39.2 million), net capital expenditure of £55.2 million (2002: £43.2 million) and the £52.0 million payment of equity dividends (2002: £51.3 million). With the exception of £0.1 million cash inflow from disposals, £0.4 million cash outflow for acquisitions and £0.9 million received from associates, there were no material cash inflows other than from operating activities.

Net debt at 28 December 2003 was £605.1million (net of £34.3 million of cash and £19.3 million of bank overdrafts) compared to £666.1 million at 29 December 2002.

Capital expenditure in 2003 was £55.2 million (net) (2002: £43.2 million) against a depreciation charge of £43.3million (2002: £43.1 million). The capital

expenditure included a further £44.8 million in respect of the regional press replacement project (total expenditure between 2002 and 2004 is estimated to be approximately £94.9 million). Planned capital expenditure for 2004 is approximately £62.0 million, including £27.0 million in respect of the press replacement project. All capital expenditure is to be financed from operating cash flows.

Funding and liquidity - at 28 December 2003 committed facilities of £876.7 million were available to the Group, of which £240.1 million were undrawn. The committed facilities include a £369.0 million syndicated bank facility, US$ 624.8 million and £26.0 million unsecured loan fixed rate and £6 million floating rate notes (representing the total obligations under a series of fixed rate, differing maturity private placement US dollar and sterling loan notes respectively), obligations under finance leases of £27.2 million and £23.1 million of acquisition loan notes.

Consolidated profit and loss account
for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	Before Exceptional items	Exceptional Items	Total 2003	Before exceptional items (restated)	Exceptional items	(r
	£m	£m	£m	£m	£m	
Turnover	1,095.1	-	1,095.1	1,089.3	-	
Group operating profit	212.5	(112.0)	100.5	191.0	(131.2)	
Share of results of associated undertakings	1.2	-	1.2	1.4	0.1	
Total operating profit	213.7	(112.0)	101.7	192.4	(131.1)	
Profit on disposal of magazine titles	-	-	-	-	1.7	
Profit on disposal of subsidiary/ associated undertakings	-	0.1	0.1	-	0.1	
Profit on ordinary activities before interest	213.7	(111.9)	101.8	192.4	(129.3)	
Net interest payable	(38.3)	-	(38.3)	(43.0)	-	
Other finance (charges) /income	(2.9)	-	(2.9)	6.1	-	

Profit on
ordinary
activities

before taxation	172.5	(111.9)	60.6	155.5	(129.3)
Tax on profit on ordinary activities	(52.1)	5.2	(46.9)	(47.0)	1.8
Profit/(loss) on ordinary activities after taxation	120.4	(106.7)	13.7	108.5	(127.5)
Non-equity minority interest	(0.3)	–	(0.3)	(0.3)	–
Profit/(loss) for the financial year	120.1	(106.7)	13.4	108.2	(127.5)
Ordinary dividends on equity shares			(53.7)		
Retained loss for the financial year			(40.3)		
Earnings per share (pence)					
Underlying earnings per share			41.1		
Exceptional items			(36.5)		
Earnings/(loss) per share - basic			4.6		
Earnings/(loss) per share - diluted			4.6		

All turnover and results arose from continuing operations.

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002 (see note 8).

Consolidated statement of total recognised gains and losses
for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	2003	2002
	£m	£m

	2003	2002
Profit/(loss) for the financial year	13.4	(19.3)
Difference between actual and expected return on pension schemes' assets	55.1	(170.6)
Experience losses arising on pension schemes' liabilities	(18.0)	(11.1)
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	(154.7)	(12.4)
Deferred tax asset associated with movement on pension schemes' deficits	35.3	58.3
Total recognised gains and losses in the year	(68.9)	(155.1)

Consolidated balance sheet
at 28 December 2003 (29 December 2002)

	2003 £m	2002 (restated) £m
Fixed assets		
Intangible assets	1,622.4	1,724.5
Tangible assets	401.0	389.9
Investments	9.9	9.7
	2,033.3	2,124.1
Current assets		
Stocks	7.0	7.3
Debtors	160.8	152.6
Cash at bank and in hand	34.3	40.0
	202.1	199.9
Creditors: amounts falling due within one year		
Bank loans, loan notes and overdrafts	(57.3)	(66.7)
Obligations under finance leases	(4.4)	(4.9)
Other creditors	(249.5)	(243.8)
	(311.2)	(315.4)
Net current liabilities	(109.1)	(115.5)
Total assets less current liabilities	1,924.2	2,008.6
Creditors: amounts falling due after more than one year		
Bank loans and loan notes	(554.9)	(599.1)
Obligations under finance leases	(22.8)	(35.4)
	(577.7)	(634.5)
Provisions for liabilities and charges	(68.8)	(67.5)
Non equity minority interest	(3.7)	(3.7)
Net assets excluding pension schemes' (liabilities)/ assets	1,274.0	1,302.9
Pension schemes' liabilities	(248.1)	(163.1)

	1,025.9	1,139.8
Net assets including pension schemes' (liabilities)/ assets		

Equity capital and reserves		
Called up share capital	29.4	29.2
Share premium account	1,089.5	1,080.6
Revaluation reserve	5.0	5.0
Profit and loss account	(98.0)	25.0

Equity shareholders' funds	1,025.9	1,139.8

The consolidated balance sheet as at 29 December 2002 has been restated in accordance with UITF 38 Accounting for ESOP Trusts (see note 8).

Consolidated cash flow statement
for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	2003 £m	2002 £m
Net cash inflow from operating activities	246.2	219.0
Dividends received from associated undertakings	0.9	9.5
Net cash outflow from returns on investments and servicing of finance	(42.4)	(45.1)
Taxation paid	(44.9)	(39.2)
Net cash outflow from capital expenditure and financial investment	(55.2)	(43.2)
Net cash (outflow)/ inflow from acquisitions and disposals	(0.3)	17.5
Dividends paid	(52.0)	(51.3)

	2003	2002
Net cash inflow before financing	52.3	67.2
Net cash outflow from financing	(53.5)	(85.3)

	2003	2002
Decrease in cash	(1.2)	(18.1)

Reconciliation of net cash flow to movement in net debt
for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	2003 £m	2002 £m
Decrease in cash in the year	(1.2)	(18.1)
Cash outflow from movement in debt and leasing finance	62.2	87.0

	2003	2002
Change in net debt resulting from cash flows	61.0	68.9

	2003	2002
Movement in net debt in the year	61.0	68.9
Net debt at 30 December 2002	(666.1)	(735.0)

	2003	2002
Net debt at 28 December 2003	(605.1)	(666.1)

Analysis of net debt
for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	At 30 December 2002 £m	Cash flow £m	Loans repaid £m	Other non-cash changes £m	At 28 December 2003 £m
Cash at bank and in hand	40.0	(5.7)	–	–	34.3

Bank overdrafts	(23.8)	4.5	–	–	(19.3)
Net cash balances	16.2	(1.2)	–	–	15.0
Debt due within one year	(42.9)	–	19.8	(14.9)	(38.0)
Debt due after one year	(599.1)	–	29.3	14.9	(554.9)
Finance leases	(40.3)	13.1	–	–	(27.2)
Bank loans, loan notes and finance leases	(682.3)	13.1	49.1	–	(620.1)
Net debt	(666.1)	11.9	49.1	–	(605.1)

Notes to the 2003 preliminary statement

1. Change in accounting policies

The only changes to the Group's accounting policies during the 52 weeks to 28 December 2003 were in respect of the full adoption of UITF 38 Accounting for ESOP Trusts and the restatement of turnover and net operating expenses to reflect Arrow Interactive revenues net of commission payable to third parties. These changes in accounting policy have no impact on the Group or total operating profit in 2002 and 2003.

UITF 38 provides that shares held within Employee Share Option Schemes are dealt with in the balance sheet as a deduction from shareholder funds.

2. Turnover

	2003 £m	2002 (restated) £m
Regionals division*	525.3	521.4
Nationals division	492.2	494.0
Sports division	43.4	39.4
Magazines and exhibitions	30.5	31.0
Arrow Interactive (formerly Voice Media)	3.7	3.5
Group turnover by division	1,095.1	1,089.3

* Regionals division includes turnover relating to Post Publications Limited of £nil (52 weeks to 29 December 2002: £2.6 million) and Ethnic Media Group Limited of £nil (52 weeks to 29 December 2002: £2.2 million), which were sold in June 2002, Channel One which ceased trading in November 2002 of £nil (52 weeks to 29 December 2002: £0.6 million) and Wheatley Dyson & Son Limited of £0.1million (52 weeks to 29 December 2002: £1.6 million) which was disposed of in February 2003.

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002 (see note 8).

3. Group operating profit
The analysis of the Group's operating profit (before exceptional items) is as follows:

	2003 £m	2002 £m

Regionals division*	123.9	112.9
Nationals division	85.8	77.6
Sports division	14.2	11.8
Magazines and exhibitions	4.8	5.3
Arrow Interactive (formerly Voice Media)	(0.3)	0.2
Central costs	(15.9)	(16.8)
Group operating profit by division	212.5	191.0

* Regionals division includes losses relating to Post Publications Limited of £ nil (52 weeks to 29 December 2002: £0.1 million) and profits relating to Ethnic Media Group Limited of £nil (52 weeks to 29 December 2002: £0.5 million), which were sold in June 2002, Channel One of £nil (52 weeks to 29 December 2002: £nil million) which ceased trading in November 2002 and Wheatley Dyson & Son Limited of £nil million (52 weeks to 29 December 2002: £0.1million) which was disposed of in February 2003.

Group operating profit by geographical destination has not been presented as the element of Group operating profit arising outside of the United Kingdom and Republic of Ireland is immaterial.

Notes to the 2003 preliminary statement (continued)

4. Exceptional items

	2003 £m	2002 £m
Operating exceptional items		
Impairment of carrying value of publishing rights and titles (a)	100.0	125.0
Write off of carrying value of goodwill (b)	1.6	–
Restructuring costs (c)	14.6	13.2
Maxwell related recoveries (d)	(3.1)	(5.6)
Birmingham circulation issue receipt (e)	–	(1.4)
Profit on disposal of land and buildings (f)	(1.1)	–
Group exceptional items charged against Group operating profit	112.0	131.2
Share of exceptional items of associated undertakings (g)	–	(0.1)
Total exceptional items charged against operating profit	112.0	131.1
Profit on sale of magazine titles (h)	–	(1.7)
Profit on sale of subsidiary undertakings (i)	(0.1)	(0.1)
Net exceptional items before taxation	111.9	129.3

a) The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, indicated that an impairment charge was required. The impairment reduces the carrying value of the Regional titles in the South by £100.0 million (2002: Regional titles in the Midlands by £125.0 million), to the net present value of future cash flows to be derived from those assets discounted at 8.0% (2002: 7.5%).

b) Following a review of a number of motorcycle shows during the year, in advance of their subsequent disposal in January 2004, goodwill of £1.6 million

has been written off.

c) Restructuring costs of £14.6 million (2002: £13.2 million) relate primarily to costs incurred for cost reduction measures.

d)   In 2003, the Group recovered £3.1 million (2002: £5.6 million) from the liquidators of Maxwell related companies for claims outstanding since 1992.

e) In 2002, the Group received compensation of £1.4 million (net of costs) in relation to outstanding issues following the identification of errors in the circulation of the Birmingham titles in 1999.

f)   In 2003 the Group disposed of the Colmore Circus office tower in the Midlands for consideration of £4.7 million and an element of the land of the former Anderston Quay building for the Scottish Daily Record for a cash consideration of £1.0 million realising a profit of £0.4 million and £0.7m respectively.

g) In 2002, Press Association, an associated undertaking, disposed of a property, the Group share of the profit being £0.1 million.

h) In December 2002, the Group disposed of three biker magazines for a cash consideration of £1.8 million realising a profit of £1.7 million. The results of the magazines to the date of disposal were included in continuing operations. Tax was charged in respect of this disposal of £0.2 million based on a chargeable gain of £0.8 million.

i) In February 2003 the Group disposed of Wheatley Dyson & Son Limited for cash consideration of £0.1 million realising a profit on disposal of £0.1 million. In June 2002, the Group disposed of Post Publications Limited for cash consideration of £6.5 million, realising a loss of £0.3 million and Ethnic Media Group Limited for total consideration of £10.2 million, of which £9.2 million was paid in cash and £1.0 million is deferred for two years, realising a profit of £0.4 million. The results of the companies to the date of disposal were included in continuing operations. No tax liability arose on these disposals.

Notes to the 2003 preliminary statement (continued)

5. Tax on profit on ordinary activities

	2003 £m	2002 £m
Profit before tax on ordinary activities before exceptional items	172.5	155.5
Corporation Tax		
Corporation tax charge for the year	52.1	45.5
Prior year adjustment	(1.2)	0.6
Total current tax charge	50.9	46.1
Deferred Tax		
Deferred tax charge for the year	3.8	2.9
Prior year adjustment	(2.6)	(2.0)
Total deferred tax	1.2	0.9
Total tax on profit on ordinary activities before exceptional items	52.1	47.0
Exceptional:		
UK corporation tax on exceptional items	(5.2)	(1.8)
Tax on profit on ordinary activities	46.9	45.2

Included within the deferred tax charge for the year is an FRS 17 credit of £1.1 million (2002: £0.6 million).

6. Earnings per share

Earnings per share are based on the profit or loss on ordinary activities after taxation. They are calculated using the weighted average number of shares in issue (basic) increased by the number of share options in issue (diluted) as shown below.

	2003 No. of shares	2002 No. of shares
Basic (millions)	292.4	291.6
Diluted (millions)	293.8	291.9

7. Pensions

The Group operates a number of funded final salary pension schemes including two executive arrangements, all of which have been set up under Trusts that hold their financial assets separately from those of the Group.

Valuations have been performed in accordance with the requirements of FRS 17 as at 31 December 2003.

Scheme liabilities have been calculated using a consistent projected unit valuation method and compared to the schemes' assets at the 28 December 2003 market value as below:

	Total as at 28 December 2003 £m	Total as at 29 December 2002 £m	Total as at 30 December 2001 £m
Fair value of schemes' assets	970.7	872.8	999.9
Actuarial value of schemes' liabilities	(1,325.2)	(1,105.8)	(1,036.9)
Schemes' deficits	(354.5)	(233.0)	(37.0)
Deferred tax	106.4	69.9	11.1
Net schemes' liabilities	(248.1)	(163.1)	(25.9)

Notes to the 2003 preliminary statement (continued)

8. Restatement of comparatives

a)   Arrow Interactive

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002.

As a result of this change in accounting policy, the comparatives have been restated as follows:

	Turnover	Net operating

Consolidated Profit and Loss Account	£ m	£ m
Year to 29 December 2002 reported	1,092.2	1,032.4
Change in revenue recognition policy	(2.9)	(2.9)
2002 restated	1,089.3	1,029.5

The change in revenue recognition policy reduces turnover and net operating expenses by £4.1 million for 2003.

b)   UITF 38 Accounting for ESOP Trusts

UITF 38 requires that shares held by employee share schemes should be presented in the balance sheet as a deduction from shareholder funds and the acquisition of shares should be presented in the financial statements as a change in shareholder funds.

As a result of this change in accounting policy, the comparatives have been restated as follows:

Consolidated Balance Sheet	Fixed asset investments £ m	Shareholders' Funds £ m
At 29 December 2002 reported	0.5	1,140.2
Reclassification of ESOP shares to shareholders' funds	(0.4)	(0.4)
2002 restated	0.1	1,139.8

9. Post balance sheet events

On 15 January 2004, the Group disposed of its Irish subsidiaries for cash consideration of £46.3 million, realising an estimated profit of £1.4 million.

On 8 January 2004, the Group disposed of its Motorcycle Show business at book value for cash consideration of £0.2 million.

10. Issue of Annual Report and Accounts

The 2003 Annual Report and Accounts will be posted to shareholders on 30 March 2004. Copies may be obtained after 30 March 2004 from the Company Secretary, Trinity Mirror plc at One Canada Square, Canary Wharf, London E14 5AP.

The financial information set out above does not constitute the Company's statutory accounts for the periods ended 28 December 2003 or 29 December 2002, but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for the period ended 28 December 2003 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

EXHIBIT C-(b) 55

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Further re Directorate Change
Released	09:29 10-Mar-04
Number	3499W

```
RNS Number:3499W
Trinity Mirror PLC
10 March 2004
```

March 10, 2004

Trinity Mirror plc

Further to the announcement on February 24, 2004 of the appointment of David Ross as a non-executive director no further details required under chapter 6F2 (b) - (g) of the FSA Listing Rules remain to be disclosed.

Enquiries
Trinity Mirror   020 7293 3622
Nick Fullagar
Director of Corporate Communications

Finsbury   020 7251 3801
James Leviton

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 56

AVS 454122



London STOCK EXCHANGE

Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
12:00 Wed, Mar 10 2004
UK Time

Review Announcement

1 details — 2 text — 3 review — 4 submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Malley
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 21,910,558 (previously 20,229,316) Trinity Mirror plc Ordinary Shares, representing 7.438% (previously 6.889%) of the issued share capital.

previous   cancel   confirm

EXHIBIT C-(b) 57

)

AVS 330689



London STOCK EXCHANGE

London | Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
14:44 Wed, Mar 10 2004
UK Time

Help | London Stock Exchange Home

Review Announcement

1 — 2 — 3 — 4
details   text   review   submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help.for further explanation):

• XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	None

Full Announcement Text

10/03/2004

The Company has today received notice that Mr Paul Vickers, Secretary and Group Legal Director, has today exercised options over 49,894 shares. These options were exercised at a price of 436p. Mr Vickers today sold 49,894 shares at 600p. Following these transactions Mr Vickers's holding is 27,863 shares.

previous

cancel

confirm

EXHIBIT C-(b) 58

 **RNS** | The company news service from the London Stock Exchange

Last Refres
16:00 Mon, Mar 1!
UI

Help | London Stock Exchange Home

Review Announcement


① ── ② ── ③
details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text   *NS: 87 3905*

Following the maturity of a five year savings contract under the Trinity Mirror Savings Related Share Option Scheme (SAYE Stephen Parker, MD Regional Newspapers Division, has today exercised an option over 1,534 shares at an option price of : er share. He has retained these shares and his total beneficial holding following this notification is 23,232 shares which represents 0.007% of the issued share class.

previous    cancel ⊗   confirm ⊙

Following the maturity of a five year savings contract under the Trinity Mirror Savings Related Share Option Scheme (SAYE), Stephen Parker, MD Regional Newspapers Division, has today exercised an option over 1,534 shares at an option price of 330p per share. He has retained these shares and his total beneficial holding following this notification is 23,232 shares which represents 0.007% of the issued share class.

23,232 includes 8,118 in wife's name.

issued share class: 294,601,236

AVS: 873905

EXHIBIT C-(b) 59



RNS | The company news service from the London Stock Exchange

Last Refres
15:18 Mon, Mar 2:
UI

Help | London Stock Exchange Home

RNS Statement

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS: 051686

TRINITY MIRROR PLC (the "COMPANY")

The Company has today received notification from Standard Life Investments Limited on behalf of Standard Life Group that have non-beneficial interests in 14,539,174 Trinity Mirror plc Ordinary Shares (previously 14,747,253), representing 4.935% the issued share capital (previously 5.007%).

EXHIBIT C-(b) 60

 **London** STOCK EXCHANGE **RNS** The company news service from the London Stock Exchange

Last Refres
12:06 Fri, Apr 1!
U

Help | London Stock Exchange Home

Review Announcement

①——②——③——④
details text review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	None

Full Announcement Text

ANS : 836486

The Company has today received notification from Barclays PLC that they have a notifiable interest in 8,897,769 Trinity Mirr plc Ordinary Shares, representing 3.091% of the issued share capital.

previous    cancel ⊗   confirm

EXHIBIT C-(b) 61

Regulatory Announcement

Go to market news section

♣Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	AGM Statement
Released	07:00 06-May-04
Number	3522Y

RNS Number:3522Y
Trinity Mirror PLC
06 May 2004

6th May 2004

AGM Statement

The following statement will be provided to shareholders by the Chairman of
Trinity Mirror plc, Sir Victor Blank, at today's Annual General Meeting:

"At the Group's preliminary results announcement on 26th February 2004, we
stated that the improving trend in advertising seen in the final quarter of 2003
had continued into the first two months of 2004. We are pleased to report that
this improvement has continued to date.

"Group advertising revenue for the first four months, on a like for like basis
excluding the regional titles in Ireland which were disposed in January,
increased by 4.9% year on year with advertising revenues for our Regionals
division increasing by 5.8% and for our Nationals division by 2.7%. Advertising
conditions for our Regional titles in London and the South East have shown an
encouraging trend with year on year increases of 3.1% for the first four months
of the year.

"Group circulation revenues for the first four months, on a like for like basis
excluding the regional titles in Ireland which were disposed in January,
increased by 7.7% year on year with circulation revenues for our Regional titles
increasing by 3.7% and our National titles by 8.6%. These increased revenues
reflect the benefit of cover price increases and the cessation of the price
cutting strategy for the Daily Mirror on 31st March 2003 partially offset by
reduced circulation volumes.

"Our performance improving strategy is progressing well and is reflected in the
revenue improvements we have seen during the year so far. On 19th April we
further strengthened the senior management team with the appointment of Rupert
Middleton as Director of Manufacturing. We have continued to make progress on
our key Manufacturing and Supply Chain projects and we will be in a position to
provide you with a further update on these at our Interim results announcement
on 29th July.

"The directors are confident of another year of progress."

Enquiries:

Trinity Mirror plc
Nick Fullagar
Director of Corporate Communications 020 7293 3000

Finsbury
James Leviton 020 7251 3801

EXHIBIT C-(b) 62

  

RNS | The company news service from the London Stock Exchange

Last Refres 15:00 Fri, May 1. U⊦

Help | London Stock Exchange Home

Review Announcement

details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

A/S: 152975

The Company has today received notification from Barclays PLC that they have a notifiable interest in 15,060,363 Trinity Mi plc Ordinary Shares, representing 5.11% of the issued share capital.

previous    cancel    confirm

EXHIBIT C-(b) 63

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	The Daily Mirror
Released	07:00 17-May-04
Number	7266Y

RNS Number:7266Y
Trinity Mirror PLC
14 May 2004

14th May 2004

The Daily Mirror

The Daily Mirror published in good faith photographs which it absolutely believed were genuine images of British soldiers abusing an Iraqi prisoner.

However there is now sufficient evidence to suggest that these pictures are fakes and that the Daily Mirror has been the subject of a calculated and malicious hoax.

The Daily Mirror therefore apologises unreservedly for publishing the pictures and deeply regrets the reputational damage done to the QLR and the Army in Iraq.

The paper will continue to cooperate fully with the investigation.

The Board of Trinity Mirror has decided that it would be inappropriate for Piers Morgan to continue in his role as Editor of the Daily Mirror and he will therefore be stepping down with immediate effect.

Des Kelly, Deputy Editor, will assume the role of acting Editor.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 64

 **London STOCK EXCHANGE** | RNS | The company news service from the London Stock Exchange | Last Refres 16:02 Mon, May 2 Ul

Help | London Stock Exchange Home

Review Announcement

①——②——③——④
details text review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

)nouncement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 227400

The Company has today received notification from Barclays PLC that they have a notifiable interest in 17,885,957 (previous 15,060,363) Trinity Mirror plc Ordinary Shares, representing 6.06% of the issued share capital (previously 5.11%).

previous    cancel    confirm

EXHIBIT C-(b) 65

AUS NO: 381160

27/05/2004

London STOCK EXCHANGE

Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
15:03 Thu, May 27 2004
UK Time

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

The RNS number for the announcement is 1650Z.

Announcement 1650Z will now appear in your Status List.

log off

status list

RNS Alert

RNS | The company news service from the London Stock Exchange

Last Refreshed At
15:03 Thu, May 27 2004
UK Time

Help | London Stock Exchange Home

View Announcement

Announcement Details

status list

Company
Trinity Mirror PLC

Headline
Holding(s) in Company

Embargo

Last Update
15:03 27 May 04

Add Dist Replaces

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 29,404,925 (previously 17,885,957) Trinity Mirror plc Ordinary Shares, representing 9.9688% (previously 6.06%) of the issued share capital.

END

status list

EXHIBIT C-(b) 66

 caroline.griffiths@uk.abnamro.com on 04/06/2004 17:29:19

To: l.harris@mirror.co.uk
cc:
Subject: Re: Announcement

(See attached file: TNI announcement.htm)
Please see attached the announcement as released at 5.20 this afternoon.

Kind regards

Caroline

Caroline Griffiths
Hoare Govett Limited
250 Bishopsgate
London   EC2M 4AA
Direct Line: +44 (0) 20 7678 7879
Direct Fax: +44 (0) 20 7678 1811
Mobile: +44 (0) 7703 190705
Email: caroline.griffiths@uk.abnamro.com

 - TNI announcement.htm

RIS *from* Perfect Information Ltd
Application Copyright 1995 Perfect Information Ltd

Number :	4540Z	Date :	04/06/2004
Company :	TRINITY MIRROR PLC	Time :	17:20:14

Director Shareholding

RNS Number:4540Z
Trinity Mirror PLC
04 June 2004

Trinity Mirror plc (the "Company")

1. The independent trustee (the "Trustee") of the Trinity Mirror Employees'
   Benefit Trust (the "Trust") notified the Company on 3rd June 2004, that it
   had on 1st June 2004 purchased and now holds as bare trustee in accordance
   with the rules of the Trinity Mirror Long Term Incentive Plan (the "LTIP")
   the following ordinary shares in the capital of Trinity Mirror plc for the
   following directors at a price of 618.25p* per share.

Director	Number of Shares
Sly Bailey	32,124
Stephen Parker	4,015
Vijay Vaghela	8,884
Paul Vickers	6,023

The revised shareholding for each director following these transactions is
as follows:

Director	Beneficial Holding
Sly Bailey	51,505
Stephen Parker	27,247
Vijay Vaghela	15,039
Paul Vickers	33,886

2. The Trustee also notified the Company on 3rd June 2004 that it had on 1st
   June 2004 purchased a total of 977,145 ordinary shares in the capital of
   Trinity Mirror plc at a price of 618.25p* per share to be distributed to
   eligible employees in accordance with the LTIP.

3. The Trustee also notified the Company on 3rd June 2004 that it had on 3rd
   June 2004 granted Matching Share Awards (in connection with the acquisition
   of ordinary shares on behalf of the directors referred to above) and
   Performance Share Awards, both in the form of nil-cost options to the
   directors of Trinity Mirror plc listed below under the LTIP to acquire
   ordinary shares in the capital of Trinity Mirror plc. The awards under the
   LTIP are normally exercisable from the third anniversary of their date of
   grant for a period of six months subject to the satisfaction of conditions
   relating to the performance of the Company over the three financial years to
   which an award relates and, in certain cases, the retention of Shares
   purchased and held on their behalf by the Trustee. The total exercise price
   payable on any exercise of a LTIP award is £1.

Director	Number of Shares - Matching Share Award	Number of Shares - Performance Share Award
Sly Bailey	108,896	70,673
Stephen Parker	13,612	41,954
Vijay Vaghela	30,116	41,761
Paul Vickers	20,419	43,002

EXHIBIT C-(b) 67

AVS No. 210476

London STOCK EXCHANGE

Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
11:27 Tue, Jun 8 2004
UK Time

① ———— ② ———— ③ ———— ④
details   text   review   submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 33,846,518 (previously 29,404,925) Trinity Mirror plc Ordinary Shares, representing 11.4738% (previously 9.9688%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 68

AOS: 117013



London STOCK EXCHANGE

Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
13:43 Thu, Jun 10 2004
UK Time

Review Announcement

① ② ③ ④
details text review submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 23,640,615 (previously 21,910,558) Trinity Mirror plc Ordinary Shares, representing 8.014% (previously 7.438%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 69

 

Review Announcement



details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notice that Mr Stephen Parker, MD Regional Newspapers Division, has today exercised executive options over 28,300 shares. These options were exercised at a price of 352.7 per share. Mr Parker then sold all 28,300 shares at 655.5p per share. As a result of these transactions Mr Parker's shareholding is 23,232 ordinary shares of which includes 8,118 shares held by Mrs Parker.

previous    cancel   confirm

EXHIBIT C-(b) 70

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Appointment
Released	07:00 18-Jun-04
Number	8981Z

RNS Number:8981Z
Trinity Mirror PLC
17 June 2004

Appointment of Daily Mirror Editor

Richard Wallace appointed Editor of the Daily Mirror

Trinity Mirror plc announces today the appointment of Richard Wallace as Editor of the Daily Mirror with immediate effect.

Richard, 43, is currently Deputy Editor of the Sunday Mirror and has been Acting Editor for the last four months while the Editor has been on maternity leave.

Previously he was the Daily Mirror's US Editor based in New York. He has also held the positions of Showbusiness Editor and Head of News. Prior to that he held reporting roles at the Daily Mail and The Sun.

It is also announced that Ellis Watson, General Manager, National Newspapers, has been promoted to Managing Director, National Newspapers with immediate effect.

In his new role, the editors of the UK National titles - the Daily Mirror, Sunday Mirror and The People - will all now report to Ellis, having previously reported directly to the Chief Executive, Sly Bailey.

Ellis continues to have full responsibility for the Scottish National titles, the Daily Record and Sunday Mail.

Richard Wallace said: "I'm absolutely delighted to be given the opportunity to lead this great newspaper, especially as I'm going to be working with the most talented team in Fleet Street.

"The greatest challenge for national newspapers is circulation. I'm confident that we have the team, the talent and the will to tackle this challenge and I look forward to even greater success for the Daily Mirror."

Ellis Watson said: "Richard has bags of ability and huge experience in tabloid newspapers. The Daily Mirror has a fabulous heritage and Richard's job will be to build on that as we go forward.

"With his talents, and those of the fantastic Mirror team, we have a very bright future ahead of us."

Des Kelly, who has been acting editor in the interim period, has decided to leave the company.

Enquiries:

Nick Fullagar
Trinity Mirror   020 7293 3622

  

RNS | The company news service from the London Stock Exchange

Last Refres
14:50 Fri, Jun 1
UI

Help | London Stock Exchange Home

Review Announcement

① details ② text ③ review ④ sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.



Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 529213

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they ha non-beneficial interests in 32,078,398 (previously 33,727,298) Trinity Mirror plc Ordinary Shares, representing 10.86% (previously 11.46%) of the issued share capital.

previous    cancel    confirm

EXHIBIT C-(b) 72

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Trading Statement
Released	07:00 24-Jun-04
Number	0878A

```
RNS Number:0878A
Trinity Mirror PLC
24 June 2004
```

Thursday 24th June

TRINITY MIRROR PLC
PRE CLOSE TRADING UPDATE
26 week period ending 27th June 2004

Trinity Mirror plc is today issuing a trading update ahead of meetings with analysts. The company will announce its interim results on 29th July.

Advertising

Group advertising revenues for the 26 week period, on a like for like basis excluding the regional titles in Ireland disposed in January 2004, are expected to increase by 5.1% year on year.

The Regionals division is expected to achieve advertising revenue growth of 6.0% year on year for the period. Advertising revenues for the Regional newspaper titles (excluding Digital Media) are expected to increase by 5.5%. All categories have shown good growth with particularly strong performance from recruitment.

The Nationals division is expected to achieve advertising revenue growth of 2.7% year on year reflecting a 2.6% increase in the UK National titles and a 3.0% increase for the Scottish National titles.

The Sports division and the Magazines and Exhibitions division are expected to achieve advertising revenue growth of 19.0% and 3.1% respectively.

Circulation

Group circulation revenues for the 26 week period, on a like for like basis excluding the regional titles in Ireland disposed in January 2004, are expected to increase by 6.2% year on year. All divisions are expected to achieve growth in circulation revenues with expected increases of 3.9% for Regional newspapers, 6.6% for the National newspapers, 9.2% for Sports newspapers and 7.8% for Magazines and exhibitions. Whilst circulation revenues have increased, circulation volumes during May for the Daily Mirror have been disappointing.

The expected increases reflect the benefit of increased cover prices partially offset by circulation declines.

The Board remains confident of the outcome for the year.

Enquiries:

Trinity Mirror plc   020 7293 3000
Vijay Vaghela, Group Finance Director

Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 73



Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At
15:37 Mon, Jun 28 2004
UK Time

Review Announcement

① ② ③ ④
details text review submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, have non-beneficial interests in 23,390,725 (previously 23,640,615) Trinity Mirror plc Ordinary Shares, representing 7.917% (previously 8.014%) of the issued share capital.

previous ⊙   cancel ⊗   confirm ⊙

EXHIBIT C-(b) 74

Regulatory Announcement

Go to market news section

♣ Free annual report 📉 🖨

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Directorate Change
Released	10:30 21-Jul-04
Number	0550B

RNS Number:0550B
Trinity Mirror PLC
21 July 2004

21 July 2004

Trinity Mirror plc: Board change

Trinity Mirror plc today announces that Stephen Parker will resign as a director on 26th July and leave the Company at the end of July by mutual agreement. He has been an Executive Director since January 1993 and is currently Managing Director of the Regional Newspaper Division.

Sly Bailey, Chief Executive said: "I would like to thank Stephen for his tremendous dedication, application and achievement in his time with the Company. He has been involved in leading the business over the last twenty years, as it has grown from being a small provincial publisher into the UK's largest newspaper publisher."

Stephen Parker said: "I have really enjoyed my time at Trinity Mirror and am proud of what I, and the businesses I have led, have achieved. From overseeing the integration of the Scottish and Universal Newspaper's acquisition in the early nineties through the building of Trinity Mirror plc via acquisition and merger, it has been a challenging, exciting, demanding and personally very rewarding experience."

For the immediate future Sly Bailey will assume direct responsibility for the Regionals division.

For further information contact

Trinity Mirror plc
Nick Fullagar   020 7293 3622
Director of Corporate Communications

Finsbury
James Leviton   020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 75



Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

① details **②** text **③** review **④** sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

(...ms Removed From File
...Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 712572

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Restricted Share Plan

3. Period of return:

From   1st August 2003   To   31st January 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

104,326

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

104,326

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

210,000 Ordinary 10p shares   A/2377   1997

Please confirm total number of shares in issue at the end of the period in order for us to update our rec(

294,305,977

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

EXHIBIT C-(b) 76

 

Review Announcement

1 — **2** — **3** — (4
details   text   review sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Savings Related Share Option Scheme

3. Period of return:

From   1st August 2003   To   31st January 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

184,687

Number of shares issued / allotted under scheme during period:

1,138,163

6. Balance under scheme not yet issued / allotted at end of period

546,524

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

350,000 Ordinary Shares of 10 pence – 21.02.02

1,500,000 Ordinary Shares of 10 pence – 22.08.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records

294,305,977

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone   020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable
damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any
contained in it, or from any action or decision taken as a result of using this document or any such material.

previous    cancel    confirm

EXHIBIT C-(b) 77

 **London** STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange



Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

1——**2**——**3**——(4
details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Blocklisting Interim Review
Headline	Blocklisting Interim Review
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Trinity Mirror plc

2. Name of scheme

Trinity Mirror plc Executive Share Option Scheme

3. Period of return:

From   1st August 2003   To   31st January 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

217,574

5. Number of shares issued / allotted under scheme during period:

1,286,652

6. Balance under scheme not yet issued / allotted at end of period

-1,069,078

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

RA/Trinity/Mirror - 500,000 (Feb 2001)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

294,305,977

Contact for queries

Name   Lorraine Harris

Address   One Canada Square, Canary Wharf, London, E14 5AP

Telephone 020 7293 3281

Person making the return

Name   Lorraine Harris

Position   Assistant Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable
damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any
contained in it, or from any action or decision taken as a result of using this document or any such material.

previous    cancel    confirm

EXHIBIT C-(b) 78

Regulatory Announcement

Go to market news section

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Interim Results
Released	07:00 29-Jul-04
Number	3446B

RECEIVED

2005 DEC -7 P 2: 57

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:3446B
Trinity Mirror PLC
29 July 2004

29 July 2004

Interim Results
for the 26 weeks ended 27 June 2004

Trinity Mirror plc announces the Group's interim results for the 26 weeks ended
27 June 2004.

Operational highlights

• "Stabilise Revitalise Grow" on track, delivering improved performance
  and enhanced shareholder value.

• Strong performance for the first half Group operating profit(1)(2) up 20.6% to
  £120.2 million and earnings per share up 25.3% to 23.8(2) pence per share.

• Improving revenues(1) Total revenues up 5.6% with circulation revenues
  up 6.3% and advertising revenues up 5.1%.

• Continued improvement in operating margins(1)(2) Increased from 18.4%
  to 21.0%.

• Incremental net cost savings of £11.0 million This is in addition to
  savings of £5.0 million achieved in 2003. Target for net annualised savings in
  2005 increased by £5.0 million from £30.0 million to £35.0 million.

• Strong operating cash flow with net debt falling £81.6 million to
  £523.5 million.

Financial
highlights

	Like-for-like(1) (pre exceptional items(2) (3))			Statutory (post exceptional items)		
	2004 £m	2003(4) £m	% Change	2004 £m	2003(4) £m	% Change
Turnover	572.7	542.1	+5.6%	572.7	550.2	+4.1 %
Group operating profit	120.2	99.7	+20.6%	116.7	100.3	+16.4 %
Profit before tax	101.8	80.4	+26.6%	100.8	79.4	+27.0 %
Earnings per share	23.8p	19.0p	+25.3%	23.8p	18.9p	+25.9%
Dividend per share				5.9p	5.5p	+7.3 %

Net debt   523.5   649.2

(1) Turnover and operating profit adjusted to exclude the results of Wheatley
     Dyson & Son Limited which was disposed of in February 2003 and the Irish
     regional newspaper titles in Belfast, Derry and Donegal which were disposed
     of in January 2004. During the 26 weeks ended 27 June 2004 these businesses
     achieved turnover of £nil (2003: £8.1 million) and operating profit of
     £nil (2003: £1.7 million).

(2) Excludes operating exceptional items of £3.5 million pre tax (2003: £1.1
     million).

(3) Excludes net exceptional items of £1.0 million pre tax (2003: £1.0 million).

(4) Accounting policies used in the preparation of the unaudited financial
     information for the 26 weeks ended 27 June 2004 are consistent with those
     set out in the Group's financial statements for the 52 weeks ended
     28 December 2003. The 2003 interim results have been restated on this
     basis.

Sir Victor Blank, Chairman of Trinity Mirror plc, commented:

"Today's figures demonstrate that the Group's drive to improve performance is
continuing to bear fruit. We are now a stronger Group both financially and
managerially, and we look positively to our future prospects."

Sly Bailey, Chief Executive of Trinity Mirror plc, commented:

"Our performance-based strategy Stabilise Revitalise Grow is delivering. This
phase of the Group's development has been about improving our performance and
today's results demonstrate our ability to meet objectives and show we are
creating a fundamentally stronger and better-performing Group."

Enquiries:

Trinity Mirror plc   020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

Interim Results for the 26 weeks ended 27 June 2004

Financial highlights

	2004 £m	2003 £m	Change %
Turnover			
- statutory	572.7	550.2	+4.1%

- like-for-like (1)	572.7	542.1	+5.6%
Group operating profit pre exceptional items (2)			
- statutory	120.2	101.4	+18.5%
- like-for-like (1)	120.2	99.7	+20.6%
Group operating profit post exceptional items			
- statutory	116.7	100.3	+16.4%
- like-for-like (1)	116.7	98.6	+18.4%
Profit before tax pre exceptional items (3)	101.8	80.4	+26.6%
Profit before tax post exceptional items	100.8	79.4	+27.0%
Per share	Pence	Pence	
Underlying earnings pre exceptional items	23.8p	19.0p	+25.3%
Basic earnings post exceptional items	23.8p	18.9p	+25.9%
Dividend per share	5.9p	5.5p	+7.3%

(1) Turnover and operating profit adjusted to exclude the results of Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 26 weeks ended 27 June 2004 these businesses achieved turnover of £nil (2003: £8.1 million) and operating profit of £nil (2003: £1.7 million).

(2) Excludes operating exceptional items of £3.5 million pre tax (2003: £1.1 million).

(3) Excludes net exceptional items of £1.0 million pre tax (2003: £1.0 million).

(4) Accounting policies used in the preparation of the unaudited financial information for the 26 weeks ended 27 June 2004 are consistent with those set out in the Group's financial statements for the 52 weeks ended 28 December 2003. The 2003 interim results have been restated on this basis. (See note 13(a) on page 20.)

Within the following Chief Executive's review and review of operations, all figures are presented on a like-for-like(1) pre exceptional items(2)(3) basis unless otherwise specified.

Chief Executive's review

The benefits of the 'Stabilise Revitalise Grow' strategy are already evident in the Group's strong performance for the 26 weeks ended 27th July 2004, with revenues(1) increasing by 5.6% from £542.1 million to £572.7 million, operating profits(1)(2) increasing by 20.6% from £99.7 million to £120.2 million and operating margin(1)(2) improving by 2.6% from 18.4% to 21.0%.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Delivery against announced objectives

The short-term objectives of the strategy, updated in February 2004, were as follows:

• £30 million annualised net cost savings in 2005.
• A policy to increase dividends progressively.
• A commitment to reduce debt.
• Higher operating margins for Regionals division.
• Maintain market share for UK National titles.

Success in achieving these objectives is detailed below:

- Incremental net cost savings of £11.0 million have been achieved and the Group is on track to deliver at least £20.0 million this year. Accordingly, the target for savings in 2005 has been raised to £35.0 million in 2005, an increase of £5.0 million.

- The interim dividend has been increased by 7.3%.

- Net debt has fallen by £81.6 million to £523.5 million.

- Operating margins* for the Group's Regionals division have risen by 4.2% from 23.5% to 27.7%.

- Across the UK National titles good progress was made until May. The rolling six-monthly market share for the Daily Mirror was maintained at 20.3% for the first five months. Following the publication of the fake photographs of abuse of Iraqi prisoners this slipped to 20.1% in June.

- In a highly competitive marketing-driven environment the Sunday Mirror maintained its market share at 15.7% whilst The People lost share, falling from 10.5% to 10.2%.

Regionals

The Regionals division has delivered strong performance for the period with revenue* increasing by 5.5% and operating profits* growing by 24.4%. The strong performance reflects the implementation of the 'Stabilise Revitalise Grow' strategy with:

- Improved advertising performance from the national advertising sales operation through AMRA.

- Better yield management through sharing of best practice and improved packages for advertisers.

- Incremental revenues and reduced costs for digital media to achieve at least break even in 2004 with profit forecast in 2005.

- Circulation revenue improvements from the 'little and often' cover pricing policy initiated last year.

- Cost-saving initiatives coupled with tighter cost control in general.

Whilst the benefits of the strategy are already apparent, in particular the improvement in operating margins* to 27.7%, there is still scope to improve performance in the division and numerous initiatives are under way to stabilise and revitalise the Group's titles and products.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Nationals

The Nationals division delivered an improved performance for the period with revenues increasing by 5.6% and operating profits* increasing by 7.6%. A strong performance from the UK Nationals with operating profits* rising by 11.4% has been partially offset by a 0.8% fall in operating profits* for the Scottish Nationals.

The improved UK Nationals performance has been driven by a marginal improvement in advertising revenues and significantly higher circulation revenues following cover price increases on all three titles. There has been no discernible impact

on circulation volumes as a result of the cover price increases.

The returns on investment in new supplements such as 3am in the Daily Mirror on Wednesdays, Homes and Holidays in the Sunday Mirror and the revamped People magazine Take it Easy, have been encouraging. However, circulation volumes, for the Daily Mirror, were disappointing in May and June following the publication of the fake Iraq pictures.

Effective from 17th June 2004 the following management changes have been made:

• Ellis Watson appointed to the new role of Managing Director, National Newspapers. Editors of the UK National titles now report to him, having previously reported directly to the Chief Executive. The wider remit, encompassing all aspects of the Nationals business, will enable Ellis to better co-ordinate and manage the commercial and editorial functions of the business to drive performance.

• Richard Wallace appointed as the new Editor of the Daily Mirror. He was previously Deputy Editor of the Sunday Mirror. Prior to that he was Head of News, US Editor and Showbusiness Editor of the Daily Mirror.

Circulation performance, whilst growing profits, remains the focus of attention on the National titles. Management has set the key metric of maintaining volume market share whilst recognising that absolute volumes in the market will continue to decline.

The Daily Record continues to operate in a highly competitive marketplace. The title is regaining ground against the competition and is improving its circulation performance, with a year-on-year decline of 3.5% for the first half compared to a decline of 5.7% in the second half of 2003. This follows the appointment of a new Editor and the review of the publishing mix supported by additional marketing.

Sports

The Sports division has delivered another strong set of results with revenues increasing by 11.8% to £23.7 million and operating profits* increasing by 21.1% to £8.6 million. The revenue performance of the titles has benefited from publishing more or less every Sunday. Excluding the impact of these additional Sundays, revenues would have increased by 8.9%. The division continues to explore opportunities to improve performance through initiatives such as provision of content to other Group titles, focus on increasing internet revenues and revitalising our existing newspapers and book interests.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Magazines and Exhibitions

The Magazines and Exhibitions division has delivered a robust performance. The Group is now reaping the full benefits of a comprehensive programme of restructuring of the division's business activities. The division has achieved operating profit* growth of 46.9% to £4.7 million.

Arrow Interactive

A review of the business highlighted that it did not have the scale to compete effectively for third party revenues in what has become a highly competitive marketplace experiencing significant pressure on margins. In the light of this conclusion the business has been significantly restructured to focus on generating revenues internally for the Group's own titles.

Key projects

Management has focused on three key Group-wide projects - Manufacturing, Supply Chain and Procurement - to drive performance by capitalising on the benefits of scale.

Manufacturing

Following closure of the Huddersfield site the majority of the Group's newspaper titles are printed (in-house) on 40 printing presses in 11 print sites across the country. The operating costs of these sites, excluding costs directly related to external printing, is approximately £124 million per annum. These costs are to some extent dependent on volumes. Apart from the three Nationals printing sites (located in Watford, Oldham and Glasgow) which operate under a single management structure, print sites historically have been managed by local management and predominantly served the needs of the local titles. This structure contributed to a wide range in operating efficiencies with some utilisation levels as low as 25%.

The aim of the manufacturing project is to:

• Improve the quality of products to better serve the needs of readers and advertisers.

• Improve operating efficiencies.

• Reduce printing costs.

• Significantly reduce, over time, the level of capital expenditure required for the Group's printing assets.

As a first step the Group has consolidated all its printing operations into a Manufacturing Network which is headed by Rupert Middleton, Director of Manufacturing, who joined the company in April.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Specific progress to date has included:

• Single-press site in Huddersfield was closed in May 2004.

• The two-press site in Chester is to be downscaled in October 2004 and closed in January 2005.

• The new full-colour four-press site in Birmingham is due to begin operating in the fourth quarter of 2004, resulting in the closure of the old three-press site in Birmingham and a two-press site in Coventry.

• The press sites in Scotland, located at Cardonald and Blantyre, consisting of four presses and a single press respectively, now operate under a single management structure.

• The new full-colour press site at Teesside will be on stream in Autumn of 2004 when the old Teesside site closes.

These changes will contribute to a reduction in the number of print sites from 11 to 9 and a reduction in the number of press lines from 40 to 37. The benefits of these initiatives will be as follows:

• A reduction in the future capital expenditure requirements for re-pressing the Huddersfield and Chester print sites.

- Improved products for Huddersfield, Chester and Teesside with better colour availability and formats to improve reader appeal and drive advertising revenues.

- More flexibility for the Scottish National titles and the Regional titles in Scotland through a virtual print operation.

- Full-colour availability for the Group's Regional titles in the Midlands

- A capital investment of £7.5 million in the Midlands for inserting equipment. This will enable the printing of the National titles, thereby reducing future capital costs for the Nationals print sites and improving time to market.

The plan to establish a Group-wide printing network is progressing well and benefits in terms of enhanced products, reduced unit costs, greater efficiencies and increased contract print and publishing revenues are beginning to be realised.

The Group will be in a position to finalise the short to medium-term capital requirements for the Network by the end of 2004 and will provide an update with the 2004 preliminary results announcement.

Supply Chain

Good progress has been made in reviewing the newspaper supply chain - for the first time across the entire Group - with the specific aim of:

- Capturing the benefits of scale.

- Reducing costs.

- Improving circulation volumes.

- Driving revenue benefits.

The project will help drive better overall performance throughout the business through shared learning, improved copy management and market analysis. An integral part of the project involves the re-negotiation of supply chain contracts with wholesale partners.

An update on the benefits arising from the review will be provided with our 2004 preliminary results announcement.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Procurement

The review of procurement is also progressing well. A number of areas have been reviewed including utilities, security and other property services. The benefits of these are included in the revised cost saving targets.

Board Change

On 26 July 2004, Stephen Parker, Managing Director, Regional Newspapers, resigned as Director of Trinity Mirror plc and will leave the company on 30 July 2004. We thank Stephen for his contribution and commitment to the company over the past 20 years and wish him well for the future.

Next Steps

Within the framework of the 'Stabilise Revitalise Grow' strategy, management is

focused on building on the progress to date and extracting the benefits of scale. The Group is committed to deliver net annualised cost savings of £35.0 million in 2005, an increase of £5 million on the previously reported target and will maintain ongoing commitments to reduce debt, progressively increase dividends, improve operating margins for the Regionals division and maintain volume market share for the UK National titles.

The strategy has created a substantially more robust platform from which we can look to future growth.

Sly Bailey, Chief Executive
29th July 2004

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Review of operations

Group revenue* increased by 5.6% from £542.1 million to £572.7 million and Group operating profit* before exceptional items increased by 20.6% from £99.7 million to £120.2 million. Group operating margins* have increased by 2.6% from 18.4% to 21.0%. On a statutory basis, Group revenues increased by 4.1% from £550.2 million to £572.7 million and Group operating profit before exceptional items increased by 18.5% from £101.4 million to £120.2 million.

The results reflect the benefits of an improvement in advertising market conditions, the benefits of initiatives driving revenue performance and incremental net cost savings of £11.0 million. These improvements have been partially offset by incremental FRS 17 pensions costs of £3.9 million.

Operating exceptional items of £3.5 million have been incurred during the 26 week period. These relate primarily to the costs associated with delivery of the cost savings, including £0.8 million associated with closure of the Huddersfield print plant and £0.7 million from the restructuring of Arrow Interactive offset by profits of £0.8 million from the disposal of certain properties. It is anticipated that a further £16.0 million of exceptional costs will be incurred during the second half of the year. This will include £4.0 million of accelerated depreciation for printing assets in Chester due to the closure of the print site.

Earnings per share before exceptional items increased by 25.3% from 19.0 pence per share to 23.8 pence per share, reflecting the increased operating profit and reduced finance costs, partially reduced by a higher effective tax rate.

The interim dividend has been increased by 7.3% to 5.9 pence per share (2003: 5.5 pence per share). It will be paid on 1 November 2004 to shareholders on the register at 3 October 2004.

The Group continued to deliver strong operating cash flows which increased by 8.7% to £126.9 million (2003: £116.7 million). The strong cash flows, coupled with the £44.7 million net disposal proceeds for the sale of the Regional newspaper titles in Ireland, contributed to net debt falling by £81.6 million from £605.1 million at 28 December 2003 to £523.5 million at 27 June 2004. Net debt is expected to fall marginally over the remainder of the year with continued strong cash flows being partially offset by estimated capital expenditure of £30.0 million.

During the period the FRS 17 operating profit pension charge for current service

increased by £3.9 million to £15.8 million with cash contributions (excluding past service enhancements) increasing by £3.8 million to £13.7 million. Net pension scheme liabilities, after the provision of deferred taxation, fell by £13.7 million to £234.4 million. This reflects, before the provision of deferred taxation, an increase in assets of £2.4 million and a fall in liabilities of £17.2 million. The reduction in liabilities reflects an increase in the real rate of return applied to discount liabilities. This increased from 2.65% at 28 December 2003 to 2.80% at 27 June 2004.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Regionals division

The Regionals division achieved growth in revenue* of 5.5% from £256.4 million to £270.4 million and operating profit* of 24.4% from £60.3 million to £75.0 million. Operating margin* increased by 4.2% from 23.5% to 27.7%. The strong operating profit* performance reflects the benefit of strong performance from the Metros where profits* of £0.5 million have been achieved (2003: £0.2 million loss) and a £2.4 million reduction in Digital Media losses* to £0.2 million (2003: £2.6 million loss).

Advertising revenues* increased 6.0% to £211.0 million (2003: £199.1 million). This reflects the benefits of an improvement in advertising conditions and a partial recovery in the South, contributing to growth of 5.3% from £193.0 million to £203.3 million for our Regional newspapers titles (excluding Metros), an increase in advertising revenue for the Metro titles of 16.3% from £4.9 million to £5.7 million and Digital Media advertising* achieving growth of 66.7% from £1.2 million to £2.0 million.

The Regional newspaper titles (excluding Metros) achieved growth in advertising revenues* of 5.4% in the second quarter, compared to growth of 5.2% in the first quarter.

Growth* was achieved in all advertising categories with display growing by 5.1%, recruitment growing by 6.9%, property growing by 6.3%, motors growing by 2.8% and other classified categories growing by 2.7%. Titles in London and the South East achieved growth of 3.9% with all categories, with the exception of recruitment, achieving year-on-year growth. Recruitment revenues in the South fell marginally by 1.5%.

Regional newspapers circulation revenue* increased by 3.9% from £38.1 million to £39.6 million, with the benefits of the 'little and often' cover price policy partially offset by volume declines. Circulation volumes* for the Regional titles have continued to decline with volume declines of 3.7% for daily morning titles, 5.6% for daily evening titles and 1.8% for the weekly titles. Initiatives to improve circulation volume performance have commenced.

On the 15 January 2004, the Group disposed of its Irish regional newspapers for a consideration of £46.1 million. No revenue or costs have been included in the results for the period for these titles.

Nationals division

The Nationals division achieved growth in revenue of 5.6% from £244.3 million to £257.9 million and operating profit* of 7.6% from £38.2 million to £41.1 million. Operating margin* improved from 15.6% to 15.9%. The operating profit* performance for the division reflects a marginal improvement in the advertising market, increased circulation revenues from cover price increases for four of the five National titles and the benefit of incremental cost savings partially offset by increases in the FRS17 operating pension charge and additional investment in products and marketing.

Circulation revenue for the Group's five National titles (and related businesses) increased by 6.7% from £128.8 million to £137.4 million. This reflects the benefit of cover price increases partially offset by volume declines.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

During the period the Daily Mirror circulation volume, excluding sampling, declined by 5.3% year-on-year. The disappointing circulation performance during the period reflects the impact of reduced volumes following the publication of the fake Iraq prisoner abuse pictures in May.

The Sunday Mirror and The People circulation volume, excluding sampling, declined year-on-year by 3.0% and 8.1% respectively during the period.

The rolling six-monthly market share performance (excluding sampling) to June 2004 and Dec 2003 for the 3 National titles is as follows:

	June 2004	December 2003
Daily Mirror	20.1%	20.3%
Sunday Mirror	15.7%	15.6%
The People	10.2%	10.5%

The rolling six-monthly market share for the Daily Mirror was held flat at 20.3% from January to May and the drop-off in sales experienced in May and continuing into June has contributed to the fall in market share to 20.1%.

The market share for the Sunday Mirror has remained stable at 15.7% during January to June, representing an improvement of 0.1% from December 2003.

Whilst the market share of The People has fallen from 10.5% to 10.2% the average year-on-year volume decline for the period has improved from 12.7% for the six months to December 2003 to 8.1%.

The Daily Record and the Sunday Mail have both improved their year-on-year circulation performance during the period. For the Daily Record, the average year-on-year decline during the period was 3.5% compared to 5.7% for the six months to December 2003. For the Sunday Mail, the average year-on-year decline during the period was 4.0% compared to 4.3% for the six months to December 2003. The improvement in the Sunday Mail circulation performance was achieved despite a cover price increase.

Advertising

The Group's National titles achieved advertising revenue growth of 2.7% from £96.4 million to £99.0 million during the period in a marketplace which saw marginal improvement. However, the market remains volatile. The results also include the benefit of improved advertising performance in June which saw growth of 7.8%, helped by the European football championship.

The UK National titles achieved advertising revenue growth of 2.6% from £72.0 million to £73.9 million for the period, reflecting a 0.6% increase in the first quarter and 4.7% increase in the second quarter. Strong core display advertising growth of 9.4% has been offset by weaker performance in classified and magazines. The weaker magazines performance reflects the impact of closing the M magazine in the second half of 2003, partially offset by additional advertising revenues for the newly launched 3am magazine.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

For the Scottish National titles, advertising revenue increased by 2.9% from £24.4 million to £25.1 million, with strong year-on-year performances in recruitment (up 26.4%), travel (up 10.5%) and national display (up 5.9%) offset by weaker performances from local retail (down 2.8%), motors (down 6.7%) and property (down 9.2%).

Sports division

The Sports division achieved strong performance during the period with operating profit* increasing by 21.1% to £8.6 million (2003: £7.1 million). Advertising and circulation revenue increased by 19.6% and 9.2% respectively. Circulation revenues benefited from cover price increases and additional Sunday publishing.

The development of the division's website, racingpost.co.uk, has progressed encouragingly with revenue increasing by 19.9%.

Magazines and Exhibitions

The Magazines and Exhibitions division delivered a robust performance with operating profit* increasing by 46.9% from £3.2 million to £4.7 million. Revenues increased by 4.9% for the period with particularly strong exhibitions revenues, which grew by 7.0% during the period.

Arrow Interactive

During the period Arrow Interactive reported deteriorating performance with operating losses* of £0.6 million, an increase in losses* of £0.4 million compared to the same period in 2003.

The division has now been refocused on driving revenues for the Group. The results of the division will not be separately reported from 2005.

Restructuring costs totalling £0.7 million, including £0.4 million for severance, have been separately disclosed as exceptional items.

Outlook

The 'Stabilise Revitalise Grow' strategy continues to deliver improved performance. For the remainder of the year comparatives, both in terms of revenue and profit, are more challenging. Despite this, the Board is confident that the business will continue to perform in line with expectations.

* On a like-for-like, pre-exceptional items basis as defined in footnotes (1) and (2) on page 1

Consolidated profit and loss account (unaudited)
for 26 week period to 27 June 2004

		26 weeks to 27 June 2004			
		Before exceptional items	Exceptional items (note 4)	After exceptional items	26 weeks Ju: 20 (restate
	notes	£m	£m	£m	
Turnover	2	572.7	-	572.7	550.
Group operating profit	3	120.2	(3.5)	116.7	100.

	Note				
Share of results of associated undertakings		0.7	-	0.7	0.
Total operating profit		120.9	(3.5)	117.4	100.
Profit on disposals of subsidiary undertakings	4	-	2.5	2.5	0.
Profit on disposal of motorcycle show business	4	-	-	-	
Profit on ordinary activities before interest		120.9	(1.0)	119.9	101.
Net interest payable		(17.5)	-	(17.5)	(19.
Other finance charge		(1.6)	-	(1.6)	(1.
Profit on ordinary activities before taxation		101.8	(1.0)	100.8	79.
Tax on profit on ordinary activities	5	(31.6)	1.0	(30.6)	(24.
Profit on ordinary activities after taxation		70.2	-	70.2	55.
Non-equity minority interest		(0.1)	-	(0.1)	(0.
Profit for the financial period		70.1	-	70.1	55.
Ordinary dividends on equity shares	6			(17.4)	(16.
Retained profit/(loss) for the financial period				52.7	39.
Earnings per share (pence)	7				
Underlying earnings per share				23.8	19.
Exceptional items				-	(0.
Earnings per share - basic				23.8	18.
Earnings per share - diluted				23.6	18.

Turnover and net operating expenses comparative figures for the 26 weeks to 29 June 2003 have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 and is consistent with the accounting policies set out in the

Group financial statements for the 52 weeks ended 28 December 2003. The effect of this change in accounting policy was a reduction in turnover of £1.4 million and a reduction in net operating expenses of £1.4 million in the 26 weeks to 29 June 2003.

All turnover and results arose from continuing operations.

Consolidated statement of total recognised gains and losses (unaudited) for 26 week period to 27 June 2004

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks 28 Decem 2
Profit for the financial period	70.1	55.1	1
Difference between actual and expected return on pension schemes' assets	(24.2)	12.0	5
Experience losses arising on pension schemes' liabilities	–	–	(1
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	47.5	(82.6)	(15
Deferred tax asset associated with movement on pension schemes' deficits	(7.0)	21.2	3
Total recognised gains and losses in the period	86.4	5.7	(6

Consolidated balance sheet (unaudited)

at 27 June 2004

	notes	27 June 2004 £m	29 June 2003 (restated) £m	28 December 2003 £m
Fixed assets				
Intangible assets		1,585.6	1,724.6	1,622.4
Tangible assets		392.1	391.0	401.0
Investments		7.3	10.2	9.9
		1,985.0	2,125.8	2,033.3
Current assets				
Stocks		6.6	7.0	7.0
Debtors		172.5	157.6	160.8
Cash at bank and in hand		33.7	39.2	34.3

		212.8	203.8	202.1
Creditors: amounts falling due within one year				
Bank loans, loan notes and overdrafts		(63.5)	(58.2)	(57.3)
Obligations under finance leases		(2.0)	(4.7)	(4.4)
Other creditors		(236.6)	(227.2)	(249.5)
		(302.1)	(290.1)	(311.2)
Net current liabilities		(89.3)	(86.3)	(109.1)
Total assets less current liabilities		1,895.7	2,039.5	1,924.2
Creditors: amounts falling due after more than one year				
Bank loans and loan notes		(470.7)	(594.4)	(554.9)
Obligations under finance leases		(21.0)	(31.1)	(22.8)
		(491.7)	(625.5)	(577.7)
Provisions for liabilities and charges		(68.9)	(65.2)	(68.8)
Non-equity minority interest		(3.7)	(3.7)	(3.7)
Net assets excluding pension schemes' assets and liabilities		1,331.4	1,345.1	1,274.0
Pension schemes' assets	8	–	–	–
Pension schemes' liabilities	8	(234.4)	(215.1)	(248.1)
Net assets including pension schemes' assets and liabilities		1,097.0	1,130.0	1,025.9
Equity capital and reserves				
Called-up share capital		29.5	29.2	29.4
Share premium account		1,096.7	1,081.3	1,089.5
Revaluation reserve		5.0	4.9	5.0
Profit and loss account		(34.2)	14.6	(98.0)
Equity shareholders' funds	11	1,097.0	1,130.0	1,025.9

The Consolidated balance sheet at 29th June 2003 has been restated in accordance with UITF 38 Accounting for ESOP Trusts. Shares held within Employee Share Option Schemes are dealt with in the balance sheet as a deduction from shareholders' funds. The effect of this change in accounting policy was a reduction in fixed asset investments of £0.4 million and a reduction in shareholders' funds of £0.4 million.

Consolidated cash flow statement (unaudited) for 26 week period to 27 June 2004

	notes	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 wee 28 Dec
Net cash inflow from operating activities	9	126.9	116.7	--
Dividends received from associated undertakings		3.2	-	
Cash inflow from associated undertakings		3.2	-	--
Returns on investments and servicing of finance				
Interest received		0.3	0.3	
Interest paid		(17.8)	(20.0)	
Interest element of finance lease rental payments		(0.5)	(0.8)	
Dividends paid to minority shareholders		(0.1)	(0.1)	
Net cash outflow from returns on investments and servicing of finance		(18.1)	(20.6)	--
Taxation paid		(22.9)	(21.2)	--
Net cash inflow before investing activities		89.1	74.9	--
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(14.8)	(26.9)	
Sale of tangible fixed assets		1.0	4.3	
Net cash outflow from capital expenditure and financial investment		(13.8)	(22.6)	--
Net cash inflow before acquisitions and disposals		75.3	52.3	--
Acquisitions and disposals				
Acquisition of business		-	(0.3)	
Net cash balances disposed of with subsidiary undertaking		(2.1)	-	
Sale of subsidiary undertakings		44.7	0.1	
Sale of motorcycle show business		0.2	-	
Net cash inflow/(outflow) from acquisitions and disposals		42.8	(0.2)	--

		(37.6)	(35.9)	
Dividends paid				
Net cash inflow before financing		80.5	16.2	

Financing
Issue of shares		7.3	0.7	
Purchase of own shares under LTIP		(6.2)	-	
Repayment of unsecured loans		(84.8)	(6.2)	
Principal payments under finance leases		(4.2)	(4.5)	
Net cash outflow from financing		(87.9)	(10.0)	

(Decrease)/increase in cash		(7.4)	6.2	

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period		(7.4)	6.2	
Cash outflow from movement in debt and lease financing		89.0	10.7	
Change in net debt resulting from cash flows		81.6	16.9	
Movement in net debt in the period		81.6	16.9	
Opening net debt		(605.1)	(666.1)	(
Closing net debt	10	(523.5)	(649.2)	(

Notes to the financial statements (unaudited)

1.   Basis of preparation

The accounting policies used in the preparation of the interim financial statements for the 26 weeks to 27 June 2004 are as set out in the Group's financial statements for the 52 weeks to 28 December 2003.

2.   Turnover

The analysis of the Group's turnover is as follows:

	26 weeks to 27 June 2004	26 weeks to 29 June 2003 (restated)	52 weeks to 28 December 2003
	£m	£m	£m
By geographical destination:			
United Kingdom and Republic of	568.9	547.7	1,088.9

Ireland			
Continental Europe	3.8	2.4	6.1
Rest of the World	0.0	0.1	0.1
	---------	---------	---------
	572.7	550.2	1,095.1
	---------	---------	---------
By type:			
	---------	---------	---------
Circulation	194.8	185.9	376.0
Advertising	324.2	313.4	620.6
Other	53.7	50.9	98.5
	---------	---------	---------
	572.7	550.2	1,095.1
	---------	---------	---------
By division:			
	---------	---------	---------
Regionals division*	270.4	264.5	525.3
Nationals division	257.9	244.3	492.2
Sports division	23.7	21.2	43.4
Magazines and exhibitions	19.4	18.5	30.5
Arrow Interactive	1.3	1.7	3.7
	---------	---------	---------
	572.7	550.2	1,095.1
	---------	---------	---------

*Regionals division includes turnover relating to Wheatley Dyson & Son Limited of £nil (26 weeks to 29 June 2003 £0.1 million; 52 weeks to 28 December 2003 £0.1 million) which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal of £nil (26 weeks to 29 June 2003 £8.0 million; 52 weeks to 28 December 2003 £16.1 million) which were disposed of in January 2004.

Turnover and net operating expenses for the 26 weeks to 29 June 2003 have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 and is consistent with the accounting policies set out in the Group financial statements for the 52 weeks ended 28 December 2003.

3.   Group operating profit

The analysis of the Group's operating profit (before exceptional items) is as follows:

	26 weeks to 27 June 2004	26 weeks to 29 June 2003	52 weeks to 28 December 2003
By division:			
	£m	£m	£m
	---------	---------	---------
Regionals division*	75.0	62.0	123.9
Nationals division	41.1	38.2	85.8
Sports division	8.6	7.1	14.2
Magazines and exhibitions	4.7	3.2	4.8
Arrow Interactive	(0.6)	(0.2)	(0.3)
Central costs	(8.6)	(8.9)	(15.9)
	---------	---------	---------
	120.2	101.4	212.5
	---------	---------	---------

* Regionals division includes profit relating to Wheatley Dyson & Son Limited of £nil (26 weeks to 29 June 2003 £nil ; 52 weeks to 28 December 2003 £nil) which

was disposed of in February 2003 and profits relating to the Irish regional
newspaper titles in Belfast, Derry and Donegal of £nil (26 weeks to 29 June 2003
£1.7 million; 52 weeks to 28 December 2003 £3.1 million), which were disposed of
in January 2004

Notes to the financial statements (unaudited)
continued

4.   Exceptional items

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Operating exceptional items			
Impairment of carrying value of publishing rights and titles (a)	-	-	100.0
Write-off carrying value of goodwill (b)	-	-	1.6
Restructuring costs (c)	4.3	2.2	14.6
Maxwell related recoveries (d)	-	-	(3.1)
Profit on disposal of land and buildings (e)	(0.8)	(1.1)	(1.1)
Group exceptional items charged against Group operating profit	3.5	1.1	112.0
Profit on sale of subsidiary undertakings (f)	(2.5)	(0.1)	(0.1)
Profit on sale of motorcycle show business (f)	-	-	-
Net exceptional items before taxation	1.0	1.0	111.9

a) The annual impairment review of the carrying value of the Group's publishing
   rights and titles, undertaken in accordance with FRS 10, indicated that an
   impairment charge was required in 2003. The impairment charge reduced the
   carrying value of the Regional titles in the South by £100.0 million, to the
   net present value of future cashflows to be derived from these assets,
   discounted at 8.0%.

b) In 2003, following a review of a number of motorcycle shows during the year,
   in advance of their subsequent disposal in January 2004, goodwill of £1.6
   million was written off.

c) Restructuring costs relate to ongoing cost reduction plans and include
   costs of £0.7 million incurred in restructuring Arrow Interactive.

d) In 2003, the Group recovered £3.1 million from the liquidators of
   Maxwell related companies for claims outstanding since 1992.

e) In 2003 the Group disposed of surplus land and buildings realising a profit
   on disposal of £1.1 million. In the 26 week period to 27 June 2004 the group
   disposed of surplus land and buildings realising a profit of £0.8 million.

f) In January 2004, the Group disposed of its Irish subsidiaries for a
   consideration of £46.1 million, realising a profit of £2.5 million and its
   Motorcycle Show business for a consideration of £0.2 million, realising a

profit of £nil. In February 2003, the Group disposed of Wheatley Dyson & Son Limited for a consideration of £0.1 million, realising a profit of £0.1 million.

5.   Tax on profit on ordinary activities

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Profit before tax on ordinary activities before exceptional items	101.8	80.4	172.5
Corporation Tax			
Corporation tax charge for the period	31.6	26.9	52.1
Prior period adjustment	-	-	(1.2)
Total current tax charge	31.6	26.9	50.9
Deferred Tax			
Deferred tax (credit)/charge for the period	-	(2.0)	3.8
Prior period adjustment	-	-	(2.6)
Total deferred tax	-	(2.0)	1.2
Tax on profit on ordinary activities before exceptional items	31.6	24.9	52.1
Exceptional:			
UK corporation tax on exceptional items	(1.0)	(0.7)	(5.2)
Tax on profit on ordinary activities	30.6	24.2	46.9

The deferred tax (credit)/charge for the period is after a FRS 17 credit of £1.1 million (2003: £1.1 million).

Notes to the financial statements (unaudited)

continued

5.   Tax on profit on ordinary activities

                continued

Reconciliation of current tax charge

The current tax rate for the period is more than the statutory rate of 30% (2003: statutory rate 30%) for the reasons set out in the following reconciliation:

	26 weeks to 27 June 2004 %	26 weeks to 29 June 2003 %	52 weeks to 28 December 2003 %
Standard rate of corporation tax	30.0	30.0	30.0
Permanent items	1.0	1.0	2.3
Depreciation in excess of/(below) capital allowances for the period	0.8	1.1	(2.5)
Deferred tax on short-term and other timing differences	(0.8)	1.4	0.4
Prior period adjustment corporation tax	-	-	(0.7)
Total current tax charge rate	31.0	33.5	29.5
Deferred tax (credit)/charge rate	-	(2.5)	0.7
Effective rate before exceptional items	31.0	31.0	30.2

6.   Dividends

The Directors have declared the payment of an interim dividend of 5.9p (2003: 5.5p) per 10p ordinary share to be paid on 1 November 2004 to shareholders on the register on 3 October 2004. The total dividend in 2003 was 18.3p per 10p ordinary share.

7.   Earnings per ordinary share

The calculation of earnings per share is based on the profit for the financial period, using the weighted average number of shares in issue (basic) adjusted for the effect of all dilutive potential ordinary shares (diluted) as shown below:

	26 weeks to 27 June 2004 No. of shares	26 weeks to 29 June 2003 No. of shares	52 weeks to 28 December 2003 No. of shares
Basic (millions)	294.5	291.8	292.4
Diluted (millions)	297.8	292.7	293.8

	26 weeks to 27 June 2004 pence	26 weeks to 29 June 2003 pence	52 weeks to 28 December 2003 pence
Underlying earnings per share	23.8	19.0	41.1
Exceptional items	-	(0.1)	(36.5)
Earnings per share - basic	23.8	18.9	4.6

	23.6	18.8	4.6
Earnings per share - diluted	23.6	18.8	4.6

The earnings per share for each category of exceptional items disclosed in Note 4 is as follows:

	26 weeks to 27 June 2004 pence	26 weeks to 29 June 2003 pence	52 weeks to 28 December 2003 pence
Impairment of carrying values of publishing rights and titles	-	-	(34.2)
Write-off carrying value of goodwill	-	-	(0.5)
Restructuring costs	(1.1)	(0.1)	(3.2)
Maxwell related recoveries	-	-	1.0
Profit on disposal of land and buildings	0.3	-	0.4
Profit on sale of subsidiary undertakings	0.8	-	-
Earnings per share - exceptional items	-	(0.1)	(36.5)

Notes to the financial statements (unaudited)
continued

8.   Pensions

The Group operates a number of funded final salary pension schemes, all of which have been set up under Trusts that hold their financial assets separately from those of the Group. In addition, a number of defined contribution arrangements are also operated. However the cost of these is immaterial and is not separately disclosed within the pension costs for the Group.

Two of the defined benefit schemes, namely the Mirror Group Pension Scheme (the "Old Scheme") and the MGN Past Service Pension Scheme (the "Past Service Scheme") cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme or by Guaranteed Minimum Pensions provided by the State.

An actuarial valuation of these pension schemes as at 31 December 2002, showed that they have insufficient assets to meet their liabilities for members' benefits, therefore contributions of £3.5 million were paid to the Past Service Scheme in 2003 with £3.5 million due to be paid in 2004.

In addition to the above schemes, the Group operates a further eight final salary schemes. Actuarial valuations of schemes are carried out regularly, the

actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees.

Actuarial valuations were undertaken during 2003 for a further five of the final salary schemes, the most significant being the Trinity Retirement Benefit Scheme and the MGN Pension Scheme. All the valuations showed that, on the basis of the assumptions used by their respective scheme actuary, there were insufficient assets to meet the liabilities, resulting in increased contributions of £5.0 million during 2004. Further actuarial valuations will be undertaken in 2004, including the Old Scheme, the Past Service Scheme, the MGN Pension Scheme and the Midland Independent Newspapers Pension Scheme.

During 2002, the decision was taken to close entry to the three final salary pension schemes to new employees with effect from 1 January 2003. Existing staff who were eligible to join a final salary scheme had until 28 February 2003 to apply. All new employees, after 1 January 2003, are entitled to participate in a new Group defined contribution plan known as the Trinity Mirror Pension Plan which was introduced on 1 July 2003.

Valuations have been performed in accordance with the requirements of FRS 17 with scheme liabilities calculated using a consistent projected unit valuation method and compared to the market value of the schemes' assets at 25 June 2004, the last day prior to the period end for which such values were available.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities are:

	Assumptions as at 27 June 2004 (%)	Assumptions as at 29 June 2003 (%)	Assumptions as at 28 December 2003 (%)
Discount rate	5.80	5.25	5.40
Inflation rate	3.00	2.50	2.75
Pension increases:			
Pre 6 April 1997 pensions	3.00 to 5.00	2.50 to 5.00	2.75 to 5.00
Post 6 April 1997 pensions	3.00 to 3.25	2.50 to 3.00	2.75 to 3.25
Salary progression	4.50	4.25	4.30

Notes to the financial statements (unaudited)
continued

8.   Pensions
      continued

The overall net deficit between the assets of the Group's defined benefit pension schemes and the actuarial liabilities of those schemes included in the accounts at 27 June 2004, under FRS17, is as follows:

	Defined benefit assets £m	Defined benefit liabilities £m	Total as at 27 June 2004 £m	Total as 29 Ju 20

Fair value of schemes' assets	973.1		973.1	904
Actuarial value of schemes' liabilities	---------	(1,308.0)	(1,308.0)	(1,211
	----------	---------	---------	-----
Schemes' deficits			(334.9)	(307
Deferred tax asset			100.5	92
	---------	---------	---------	-----
Net schemes' liabilities	---------	---------	(234.4)	(215
	---------		---------	-----

The contributions made during the period were £14.1 million (26 weeks to 29 June 2003 £10.4 million; 52 weeks to 28 December 2003 £25.2 million).

The amounts included within operating profit for the period under FRS 17 are as follows:

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Current service cost	15.8	11.9	24.5
Past service cost	0.4	0.5	1.7
Total included within operating profit	16.2	12.4	26.2

The amounts included as other finance charge for the period under FRS 17 are as follows:

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Expected return on pension schemes' assets	(33.6)	(28.9)	(57.7)
Interest cost on pension schemes' liabilities	35.2	30.6	60.6
Net finance charge	1.6	1.7	2.9

The movement in the deficit during the period is analysed below:

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Opening deficit in the schemes	(354.5)	(233.0)	(233.0)
Current service cost	(15.8)	(11.9)	(24.5)
Contributions	14.1	10.4	25.2

Past service cost	(0.4)	(0.5)	(1.7)
Finance charge	(1.6)	(1.7)	(2.9)
Actuarial gains/(losses)	23.3	(70.6)	(117.6)
Closing deficit in the schemes	(334.9)	(307.3)	(354.5)

The profit and loss reserve is analysed below:

	As at 27 June 2004 £m	As at 29 June 2003 (restated) £m	As at 28 December 2003 £m
Profit and loss reserve excluding pension reserve	200.2	229.7	150.1
Pension reserve	(234.4)	(215.1)	(248.1)
Profit and loss reserve	(34.2)	14.6	(98.0)

Notes to the financial statements (unaudited)

continued

9.   Reconciliation of operating profit to net cash inflow from operating activities

The following information is supplementary to the consolidated cash flow statement:

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Operating profit	116.7	100.3	100.5
Depreciation	20.3	21.4	43.3
Amortisation/impairment of goodwill and publishing rights and titles	0.2	0.3	102.5
Profit on disposal of fixed assets	(0.8)	(1.2)	(0.7)
Decrease in stocks	0.2	0.3	0.3
Increase in trade and other debtors and prepayments	(13.6)	(3.4)	(6.3)
Increase/(decrease) in trade and other creditors and accruals	0.8	(3.0)	5.6
Cost of Long Term Incentive Plan benefits (LTIP)	1.0	-	-
Adjustment for FRS 17 pension funding	2.1	2.0	1.0
Net cash inflow from operating activities	126.9	116.7	246.2

10.   Analysis of net debt

	At 28 December 2003 £m	Cash flow £m	Loans repaid £m	Other non-cash changes £m	At 27 Ju 20
Cash at bank and in hand	34.3	(0.6)	–	–	33
Bank overdrafts	(19.3)	(6.8)	–	–	(26
Net cash balances	15.0	(7.4)	–	–	7
Debt due within one year	(38.0)	–	0.6	–	(37
Debt due after one year	(554.9)	–	84.2	–	(470
Finance leases	(27.2)	4.2	–	–	(23
Bank loans, loan notes and finance leases	(620.1)	4.2	84.8	–	(531
Net debt	(605.1)	(3.2)	84.8	–	(523

11.   Reconciliation of movements in consolidated shareholders' funds

	26 weeks to 27 June 2004 £m	26 weeks to 29 June 2003 £m	52 weeks to 28 December 2003 £m
Profit for the financial period attributable to shareholders	70.1	55.1	13.4
Dividends	(17.4)	(16.1)	(53.7)
Retained profit/(loss)	52.7	39.0	(40.3)
Other net recognised gains and losses in the period in respect of FRS 17	16.3	(49.4)	(82.3)
New share capital subscribed	7.3	0.7	9.1
Movement on revaluation reserve	–	(0.1)	–
Effect of share options expensed by parent company	–	–	(0.4)
Effect of investment in LTIP shares	(6.2)	–	–
Expense of the cost of the investment in LTIP shares	1.0	–	–
Net decrease in shareholders' funds	71.1	(9.8)	(113.9)
Opening shareholders' funds	1,025.9	1,139.8	1,139.8
Closing shareholders' funds	1,097.0	1,130.0	1,025.9

977,124 shares were acquired during the year for management remuneration purposes and held in an ESOP Trust. These will not vest in the employees until 2007 and accordingly are included as a reduction from shareholders' funds.

Notes to the financial statements (unaudited)
continued

12.   Sale of subsidiary undertakings

The Group disposed of its Motorcycle Show business and Irish subsidiaries on 8 and 15 of January 2004 respectively. The results of the companies up to the date of disposal have been included in continuing operations.

	Sale of Irish newspaper titles £m	Sale of Motorcycle Show business £m	Total £m
Net assets disposed of:			
Intangible fixed assets	36.3	0.2	36.5
Tangible fixed assets	3.0	-	3.0
Current assets	4.2	-	4.2
Creditors falling due within one year	(1.3)	-	(1.3)
	42.2	0.2	42.4
Costs of disposal	1.4	-	1.4
Profit on disposal	2.5	-	2.5
	46.1	0.2	46.3
Satisfied by:			
Cash consideration	46.1	0.2	46.3
Analysis of the net cash inflow in respect of the disposals of subsidiary undertakings and motorcycle show business			
Cash consideration	46.1	0.2	46.3
Costs of disposal	(1.4)	-	(1.4)
Net cash balance transferred on disposal	(2.1)	-	(2.1)
	42.6	0.2	42.8

13.   Restatement of comparatives

a) Arrow Interactive

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003.

As a result of this change in accounting policy, the comparatives have been restated as follows:

	Turnover	Net operating expenses
	£m	£m
Consolidated Profit and Loss Account		
26 weeks to 29 June 2003 reported	551.6	451.3
Change in revenue recognition policy	(1.4)	(1.4)
26 weeks to 29 June 2003 restated	550.2	449.9

b) UITF 38 Accounting for ESOP Trusts

Shares held within Employee Share Option Schemes are dealt with in the balance sheet as a deduction from shareholders' funds.

As a result of this change in accounting policy, the comparatives have been restated as follows:

	Investments	Shareholders' funds
Consolidated Balance Sheet	£m	£m
26 weeks to 29 June 2003 reported	10.6	1,130.4
Reclassification of ESOP shares to shareholders' funds	(0.4)	(0.4)
26 weeks to 29 June 2003 restated	10.2	1,130.0

Notes to the financial statements (unaudited)

continued

14.   Statutory information

The financial statements for the 26 weeks to 27 June 2004 do not constitute statutory accounts for the purposes of Section 240 of the Companies Act 1985 and have not been audited. No statutory accounts for the period have been delivered to the Registrar of Companies.

The financial information in respect of the 52 weeks ended 28 December 2003 has been extracted from the statutory accounts for this period which have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The auditors have carried out a review of the interim report and their report is set out overleaf.

The interim report was approved by the Directors on 29 July 2004. This announcement is being sent to shareholders and will be made available at the Company's registered office at One Canada Square, Canary Wharf, London, E14 5AP.

Independent review report to Trinity Mirror plc

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 27 June 2004, which comprises the consolidated profit and loss account, consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement, the reconciliation of net cash flow to movement in net debt and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusion we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 week period ended 27 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London

29 July 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 79



Review Announcement

1 — **2** — **3** — (
details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Interim Results
Headline	Interim Results - Correction
• **Release Instructions**	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

CORRECTION

With reference to the announcement of its interim results this morning, Trinity Mirror plc wishes to correct the record date for payment of its interim dividend. The dividend will be paid on 1st November 2004 to those shareholders on the register on 8th October 2004 rather than on 3rd October as stated in the announcement.

---

previous    cancel    confirm

DRAFT.

CORRECTION

With reference to the announcement of its interim results this morning, Trinity Mirror plc wishes to correct the record date for the payment of its interim dividend. The dividend will be paid on 1st November 2004 to those shareholders on the register on 8th October 2004 rather than on 3rd October as stated in the announcement.

EXHIBIT C-(b) 80

 **London** STOCK EXCHANGE

 **RNS** The company news service from the London Stock Exchange

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement


details   text   review   sub

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide prov you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 540016

TRINITY MIRROR PLC (the "Company")

The Company has today been notified that its non-executive director, Mr David Ross, has purchased 1 10p Ordinary shares in the Company. This purchase is in accordance with an irrevocable mandate g by Mr Ross to his brokers to use the total net proceeds of his non-executive directorship fees to purch shares in the Company.

This first purchase was held until after the announcement of the Company's interim results yesterday therefore includes an element of "back pay" from 10th March 2004. In future a purchase will be made e month of shares equal in value to 1/12th of his annual fee of £40,000 less tax and national insurance.

Before this purchase Mr Ross held no shares in the Company and therefore has a resulting holdin

1,350 shares.

previous    cancel    confirm

Draft.

TRINITY MIRROR PLC (the "Company")

10p Ord.

The Company has today been notified that its non-executive director, Mr David Ross, has purchased 1350 shares in the Company. This purchase is in accordance with an irrevocable mandate given by Mr Ross to his brokers to use the total net proceeds of his non-executive directorship fees to purchase shares in the Company.

This first purchase was held until after the announcement of the Company's interim results yesterday and therefore includes an element of "back pay" from 10th March 2004. In future a purchase will be made each month of shares equal in value to 1/12th of his annual fee of £40,000 less tax and national insurance.

 **Lorraine Harris**
30/07/2004 16:33

To: Linda Mailey/Dir/CW/MG_CW@MG_CW
cc:
Subject: RE: David Ross

Linda

I believe that a stock exchange announcement has been male

---------------------- Forwarded by Lorraine Harris/Mir/CW/MG_CW on 30/07/2004 16:39 ----------------------

 Paul Vickers
30/07/2004 15:09

To: Lorraine Harris/Mir/CW/MG_CW@MG_CW
cc:
Subject: RE: David Ross

---------------------- Forwarded by Paul Vickers/MG_CW on 30/07/2004 15:23 ----------------------

 Jane.Luck@ubs.com on 30/07/2004 15:06:03

To: <sarah.burke@trinitymirror.com>
cc: <Paul.Vickers@trinitymirror.com>, <:RossD@cpw.co.uk>, <Blake.Shorthouse@ubs.com>
Subject: RE: David Ross

Dear Sarah and Paul

I confirm that we have today purchased 1350 Trinity Mirror Sahres at 6.19.
These shares have been purchased in our Nominee name, Vidacoss Nominees
Limited on behalf of David Ross.

Kind Regards

Jane Luck
Associate Director
0207 568 4183

Regulatory Announcement

Go to market news section

♠ Free annual report 🔊 🖨

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Interim Results - Correction
Released	14:33 29-Jul-04
Number	3783B

CORRECTION

With reference to the announcement of its interim results this morning, Trinity Mirror plc wishes to correct the record date for the payment of its interim dividend. The dividend will be paid on 1st November 2004 to those shareholders on the register on 8th October 2004 rather than on 3rd October as stated in the announcement.

END

Close

EXHIBIT C-(b) 81

Regulatory Announcement

<u>Go to market news section</u>

Company	Eckoh Technologies PLC
TIDM	ECK
Headline	New Contract Win
Released	07:00 03-Aug-04
Number	5342B



eckoh
technologies

For Immediate Release   Tuesday 3 August 2004

Eckoh Technologies selected as primary partner to supply interactive services to Trinity Mirror

Eckoh Technologies plc ("Eckoh"), one of Europe's leading speech application service providers, today announced it has been appointed, with immediate effect, by Trinity Mirror, the UK's biggest newspaper publisher, as the primary partner to supply its interactive services in the UK.

As well as national newspapers such as the Daily Mirror, the Sunday Mirror and The People, Trinity Mirror also publishes some 240 regional and local titles.

Eckoh will provide a range of services to Trinity Mirror including competitions, votelines, games, dating and astrology using IVR, SMS, MMS and the Web. The services were previously operated by Arrow Interactive, Trinity Mirror's in-house operation.

Martin Turner, Chief Executive Officer for Eckoh, commented:

"UK newspapers are now increasingly using interactive services as a means of developing a deeper relationship with their customers and Trinity Mirror has been, and remains, one of the leaders in this fast developing technology.

"We will be working closely with Trinity Mirror to continue developing services which engage readers and grow revenues for the Group's titles."

Matt Brittin, Commercial Development Director for Trinity Mirror, said:

"We have been reviewing the future of our interactive services for some time and saw an opportunity to enjoy improved services, more innovation and better returns by working with a small number of market-leading players.

"Eckoh are leaders in the field of interactive service development and have the capacity to handle the volume of traffic that a group like Trinity Mirror generates."

For further enquiries, please contact

Eckoh Technologies plc   Tel: 08701 100 700
Martin Turner, Chief Executive
Nik Philpot, Chief Operating Officer

Buchanan Communications   Tel: 020 7466 5000

Mark Edwards/Jeremy Garcia

Trinity Mirror   Tel: 020 7510 6609
Chris Wade

Notes to Editors

About Eckoh Technologies:

Eckoh Technologies plc designs, builds, hosts and manages Speech Solutions for large corporations and organisations using ASR (Advanced Speech Recognition) and IVR (Interactive Voice Response) technologies. It is a leading UK service provider and infrastructure owner/operator, and intends to exploit the anticipated growth in demand for Speech Solutions across Europe.

In January 2003, Eckoh signed a landmark deal to create an exclusive speech alliance with BT to provide hosted speech recognition solutions to their corporate client base over the next 2 years. This contract was then subsequently extended until December 2006. In December 2003, BT and Eckoh announced significant contracts to the value of £6m with UGC Cinemas, TD Waterhouse, RNIB and Wire-E.

In June 2003 Eckoh enlarged its call processing infrastructure to 7,000 lines (capable of handling 500,000 calls an hour) by installing another platform into a BT hosting facility. This created the largest speech enabled call processing platform in Europe.

In addition to those above, Eckoh has secured contracts to supply hosted Speech Solutions to clients including Virgin Mobile, Auctionworld, William Hill and Wyevale Garden Centres.

Eckoh also operates the following businesses:

*   IVR - following the acquisition of Intelliplus Group plc in Sept 2003, Eckoh is one of the largest providers of managed IVR and SMS services in the UK to media clients including the BBC, ITV, Channel 4, Endemol, Celador, EMAP, Johnston Press and Cartoon Network.
*   Network Services - under the "Symphony" and "Freecom" brands, Eckoh supplies fixed line and mobile telephony services, broadband and data services to SMEs in the UK and Ireland. Following the acquisition of Intelliplus Network Services now has an SME customer base of over 13,000.

In the year to 31 March 2004 Eckoh Technologies plc generated a turnover of £62.5 million and had a cash balance of £10.2m.

Further information can be found at www.eckoh.com.

END

Close

EXHIBIT C-(b) 82

RNS | The company news service from the London Stock Exchange

Last Refreshed At
13:40 Wed, Aug 11 2004
UK Time

①————②————③————④
details   text   review   submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC	
Category	Holding(s) in Company	
Headline	Holding(s) in Company	
Release Instructions	Immediate Release	
Related Company Information	None	
Contact Name	Linda Mailey	
Contact Telephone No	020 7293 2571	
Additional Distribution		

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 38,383,646 (previously 35,373,962) Trinity Mirror plc Ordinary Shares, representing 12.9901% (previously 11.9916%) of the issued share capital.

previous   cancel   confirm

EXHIBIT C-(b) 83



Review Announcement

①———②———③———④
details   text   review   subm

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> provic you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 305 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broke under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 1,655 shares in the Company.

previous ⟨·····⟩   cancel ⟨:·:⟩   confirm ⟨····⟩

EXHIBIT C-(b) 84



Review Announcement

①——②——③——④
details text review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   A/S: 352719

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 300 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 1,955 shares in the Company.

previous ⟨⋯⟩   cancel ⟨✗⟩   confirm ⟨⋯⟩

EXHIBIT C-(b) 85

 **London** STOCK EXCHANGE   **RNS** | The company news service from the London Stock Exchange

Last Refreshed
16:20 Mon. Sep 27 2:
UK T

Help | London Stock Exchange Home   RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

1 — 2 — 3 — (4)
details text review submi

Your announcement has been *successfully processed* by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.



Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text   ANS: 756127



The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, the they are interested in 9,074,795 Trinity Mirror plc Ordinary Shares, representing 3.06% of the issued share capital.

previous (⋯)   cancel (✕)   confirm (⋯)

27/09/2004

EXHIBIT C-(b) 86



Help | London Stock Exchange Home

RNS Statement   RNS Alert   RNS Insight   Log off

Review Announcement

①——②——③——④
details   text   review   submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the <u>RNS Good Formatting Guide</u> provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.



Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

A/S: 854 572

TRINITY MIRROR PLC (the "COMPANY")

The Company has today received notification from Standard Life Investments Limited on behalf of Standard Life Group that th· have non-beneficial interests in 11,731,465 Trinity Mirror plc Ordinary Shares (previously 14,539,174), representing 3.958% of the issued share capital (previously 4.935%).

EXHIBIT C-(b) 87

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director Shareholding
Released	15:33 25-Oct-04
Number	4456E

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 300 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 2,255 shares in the Company.

END

Close

EXHIBIT C-(b) 88



RNS | The company news service from the London Stock Exchange

Last Refreshed At
13:45 Thu, Oct 28 2004
UK Time

Help | London Stock Exchange Home

1 — 2 — 3 — 4
details   text   review   submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) In Company
Headline	Holding(s) In Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

AUS 358060

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 29,498,740 (previously 32,078,398) Trinity Mirror plc Ordinary Shares, representing 9.950% (previously 10.86%) of the issued share capital.

previous   cancel   confirm

EXHIBIT C-(b) 89

04/11/2004

RNS

The company news service from
the London Stock Exchange

Last Refreshed At
13:41 Thu, Nov 4 2004
UK Time

Help | London Stock Exchange Home

①————②————③————④
details   text   review   submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

● XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Malley
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

file://C:\DOCUME~1\mailey\LOCALS~1\Temp\triAGGPF.htm

The Company has today received notification from the Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company that they have non-beneficial interests in 30,017,958 (previously 29,498,740) Trinity Mirror plc Ordinary Shares, representing 10.125% (previously 9.950%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 90

Regulatory Announcement

Go to market news section



Company	Trinity Mirror PLC
TIDM	TNI
Headline	Regional MD Appointment
Released	12:00 08-Nov-04
Number	9636E

RNS Number:9636E
Trinity Mirror PLC
08 November 2004

Monday 8th November

                     Trinity Mirror Appoints new MD, Regional Newspapers

Trinity Mirror, the UK's largest newspaper publisher, announces today the
appointment of Georgina Crace as Managing Director, Regional Newspapers.

Georgina, 40, who is currently Managing Director, IPC Advertising and Managing
Director of the Wallpaper* Group, will take up her appointment on 2nd February
2005.

In her new role, she will join the Executive Committee and report directly to
Chief Executive Sly Bailey.

Before joining IPC Media in 1996, Georgina spent nine years at Express
Newspapers where she held a number of senior positions including Advertisement
Director, Daily Express.

Georgina was appointed Managing Director of IPC Advertising in 1999. The
appointment created one of the biggest jobs in UK advertising by uniting
display, sponsorship, classified, promotions and inserts across more than 100
print and on-line brands.

She was appointed to the Board of IPC Media in 2000 and was part of the team
that successfully concluded the sale of IPC Media to Time Warner.

Georgina is currently the chair of the Periodical Publishers Association
Marketing Board. Previously she was a Director of the National Readership Survey
and a Committee Member of the Audit Bureau of Circulations for more than five
years.

Sly Bailey, Chief Executive, said: "The key value lever in our regional business
is advertising and we are delighted to have someone of Georgina's calibre to
join our team to help drive an even greater performance from these assets.

"She has extensive experience in newspapers but also brings the creativity and
dynamism which has made the magazine sector so successful, as well as a critical
focus on circulation and portfolio management."

Georgina Crace said:"I'm delighted to be joining Trinity Mirror and to be back
in the world of newspapers again. I look forward to working with a team of very
talented people, building on past successes, and outperforming the competition
in everything we do."

For further information

Nick Fullagar   020 7293 3622
Director of Corporate Communications
Trinity Mirror plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

EXHIBIT C-(b) 91



London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At
13:47 Tue, Nov 9 2004
UK Time

Review Announcement

①————②————③————④
details   text   review   submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text



eview Announcement

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, that they have non-beneficial interests in 12,536,839 (previously 9,074,795) Trinity Mirror plc Ordinary Shares, representing 4.22% (previously 3.06%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 92

AUS 139 159

RNS | The company news service from the London Stock Exchange

Last Refreshed At
15:25 Wed, Nov 10 2004
UK Time

Help | London Stock Exchange Home

details text review submit

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification from Tweedy, Browne Company LLC advising that the aggregate interests of their clients and affliates in Trinity Mirror plc Ordinary Shares has reduced to 13,960,967 (previously 15,981,146) which represents 4.709% (previously 5.479%) of the issued share capital.

previous

cancel

confirm

EXHIBIT C-(b) 93

Regulatory Announcement

Go to market news section

♣ Free annual report 📈 🖶

Company	Trinity Mirror PLC
TIDM	TNI
Headline	15 Year Print Deal
Released	11:00 17-Nov-04
Number	3122F

RNS Number:3122F
Trinity Mirror PLC
17 November 2004

FOR IMMEDIATE RELEASE

          Trinity Mirror and Guardian Media Group Sign 15-year Print Deal

Trinity Mirror plc and Guardian Media Group plc have entered into an agreement
to share a £45 million investment in new printing equipment.

The deal will see Trinity Mirror's MCP (Mirror Colour Print) site in Oldham sign
a 15-year contract to print GMG's regional titles in the North West of England,
starting in early 2006.

The GMG titles - published by subsidiary Greater Manchester Newspapers - include
the Manchester Evening News, Manchester Metro News and the Express, Reporter,
Observer, Times and Advertiser series of local newspapers in Greater Manchester.

The investment in four state-of-the-art press and inserting lines at MCP Oldham
will greatly increase the colour and inserting capability of Trinity Mirror and
Greater Manchester Newspaper titles in the North West.

The move is part of the two companies' wider manufacturing strategy of enhancing
their newspapers' quality while reducing costs and future capital expenditure.

Sly Bailey, Chief Executive of Trinity Mirror, said: "This collaborative
approach will deliver great value for all concerned. Both parties will benefit
from what will be the most advanced printing presses in the world.

"The joint investment will enable Trinity Mirror to deliver a better service to
readers and advertisers while significantly reducing the cost of re-pressing at
the Oldham site."

Ian Ashcroft, Chief Executive of GMG Regional, said: "The move to Oldham means
all GMG's regional newspapers in the North West will be printed in full colour
at the same plant.

"Combining with MCP maximises efficient use of pre-press, press and post-press
capacity and has facilitated purchase of equipment to the highest technical
specification in a plant with a proven track record."

(ends)

Further Information:
Nick Fullagar   Helen Sanderson Walker
Trinity Mirror   PR Manager, Manchester Evening News
020 7293 3622   0161 211 2500

About Trinity Mirror
Trinity Mirror is the UK's largest newspaper publisher. Its portfolio comprises some 250 titles including the Daily Mirror, Daily Record, Birmingham Evening Mail, Newcastle Evening Chronicle and Liverpool Echo.

About GMG
Guardian Media Group (GMG) is one of the UK's most vibrant media organisations. The Group's core interest is publishing with flagship titles being the Guardian, the Observer, the Manchester Evening News and Autotrader.

Recent investments into radio, TV and electronic publishing have strengthened the Group's multi media activities. The group is independently owned by the Scott Trust, a board represented by 10 members chosen from areas of the media industry that reflect GMG's business interests.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 94

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Director Shareholding
Released	12:05 26-Nov-04
Number	6987F

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 315 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 2,570 shares in the Company.

END

Close

EXHIBIT C-(b) 95



RNS The company news service from the London Stock Exchange

Last Refreshec
15:25 Mon, Nov 29 2
UK T

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Log off

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Trinity Mirror PLC	Director Shareholding		12:05 26 Nov 04		

Full Announcement Text

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 315 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker; under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 2,570 shares in the Company.

END

status list

AVS: 076990

EXHIBIT C-(b) 96

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Change of Adviser
Released	14:32 30-Nov-04
Number	8263F

RNS Number:8263F
Trinity Mirror PLC
30 November 2004

Change of Corporate Broker

Trinity Mirror plc announces today the appointment of Cazenove & Co and Morgan Stanley & Co International Limited as joint corporate brokers with immediate effect.

Enquiries:

Nick Fullagar   020 7293 3622
Trinity Mirror

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

EXHIBIT C-(b) 97

Regulatory Announcement

Go to market news section

♣ Free annual report 📈 🖨

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Trading Statement
Released	07:00 09-Dec-04
Number	1940G

RNS Number:1940G
Trinity Mirror PLC
09 December 2004

Thursday 9th December 2004

TRINITY MIRROR PLC
PRE CLOSE TRADING UPDATE
53 week period ending 2ndJanuary 2005

Trinity Mirror plc is today issuing a trading update, ahead of the close period, which is in line with expectations.

The Company will announce its preliminary results for the 53 weeks ending 2nd January 2005 on 3rd March 2005.

Advertising revenues

Group advertising revenues for the 5 months to November 2004, on a like for like basis excluding the regional titles in Ireland disposed in January 2004, have increased by 4.2% year on year.

The Regionals division achieved advertising revenue growth of 4.5% year on year for the period. With the exception of motors, all categories achieved year on year growth with particularly strong growth in property.

The Nationals division achieved advertising revenue growth of 2.8% year on year reflecting a 1.6% increase in the UK National titles and a 6.1% increase for the Scottish National titles.

The Sports division and the Magazines and Exhibitions division achieved advertising revenue growth of 14.5% and 2.8% respectively.

Circulation revenues

Group circulation revenues for the 5 months to November 2004 on a like for like basis excluding the regional titles in Ireland disposed in January 2004, have increased by 3.3% year on year.

All newspaper divisions continued to achieve strong circulation revenue performance with increases of 4.4% for Regional titles, 3.3% for UK National titles, 0.8% for Scottish National titles and 5.8% for Sports newspapers. Magazines and Exhibitions revenue was down 1.0%.

The strong circulation revenue performance reflects the benefit of increased cover prices partially offset by circulation declines.

Enquiries:

Trinity Mirror plc   020 7293 3000
Vijay Vaghela, Group Finance Director

Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

EXHIBIT C-(b) 98

 **London** STOCK EXCHANGE | **RNS** | The company news service from the London Stock Exchange

Last Refreshe
16:14 Fri. Dec 17 2
UK T

Review Announcement

● ─ ● ─ ● ─ ④
details text review submi

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous.**

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS : 678255

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 303 10p Ordinary shares in the Company. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his broker under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 2,873 shares in the Company.

previous ⊙   cancel ⊗   confirm ⊙

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)

Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 1


Company Secretary

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year

ate or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: Day `0 3` Month `0 1` Year `2 0 0 3`

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	516		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively) Company No 82548

Shareholder details	Shares and share class allotted	
Name TIH (TRUSTEE) LIMITED	Class of shares allotted £0.10 ORDINARY	Number allotted 516
Address One Canada Square, Canary Wharf, London, United Kingdom		
UK postcode E14 5AP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   **Date** 7.1.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant to Company Secretary, 20th
	Floor, One Canada Square, Canary Wharf, London,
	E14 5AP, Tel
	DX number DX exchange

Blueprint 2000
Company Secretary

Page 2

EXHIBIT C-(a) 2



Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	1 0	0 1	2 0 0 3

as director | X | as secretary | | *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME   * Style / Title | | * Honours etc |

Please insert details as previously notified to Companies House.

Forename(s) | Joseph

Surname | Sinyor

	Day	Month	Year
† Date of Birth	1 6	0 8	1 9 5 7

A serving director, secretary etc must sign the form below.

Signed | [signature] | **Date** | 13. 01. 03

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th

Floor, One Canada Square, Canary Wharf, London,

E14 5AP,   Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   14/01/03

EXHIBIT C-(a) 3



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 0	Month 0 1	Year 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	ORDINARY					
Number allotted	17,718					
Nominal value of each share	£0.10					
Amount (if any) paid or due on each share (including any share premium)	£4.05					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE   15/01/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TIH (TRUSTEE) LIMITED	**Class of shares allotted** £0.10 ORDINARY	**Number allotted** 17,718
Address ONE CANADA SQUARE CANARY WHARF LONDON UK postcode E14 5AP.		
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 13·1·03

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Tel
DX number	DX exchange

EXHIBIT C-(a) 4



Company Secretary

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 7	Month 0 1	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,376		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£4.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

COMPANIES HOUSE 22/01/03

.Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TIH (TRUSTEE) LIMITED	Class of shares allotted £0.10 ORDINARY	Number allotted 1,376
Address One Canada Square, Canary Wharf, London, United Kingdom		
UK postcode E14 5AP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 20·1·03

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant to Company Secretary, 20th
	Floor, One Canada Square, Canary Wharf, London,
	E14 5AP, Tel
	DX number DX exchange

Blueprint 2000
Company Secretary

EXHIBIT C-(a) 5



Company Secretary

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548 |

Company Name in full | TRINITY MIRROR PLC |

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 4	0 1	2 0 0 3			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	860		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£3.945		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TIH (TRUSTEE) LIMITED	Class of shares allotted	Number allotted
	£0.10 ORDINARY	860
Address One Canada Square, Canary Wharf, London, United Kingdom		
UK postcode E14 5AP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 24. 1. 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th
Floor, One Canada Square, Canary Wharf, London,
E14 5AP,   Tel
DX number   DX exchange

EXHIBIT C-(a) 6



Blueprint 2000
Company Secretary

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Appointment form

Date of appointment

	Day	Month	Year
Date of appointment	0 3	0 2	2 0 0 3

† Date of Birth

Day	Month	Year
2 4	0 1	1 9 6 2

Notes on completion appear on next page.

Appointment as director [X]   as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

* Style / Title | Mrs   * Honours etc |

Forename(s) | Sylvia

Surname | Bailey

Previous forename(s) |

Previous surname(s) | Grice

Usual residential address | 5 Blyth's Wharf, Narrow Street, Limehouse

Post town | London   Postcode | E14   8DQ

County / Region | Country | England

† Nationality | British   † Business occupation | Chief Executive

† Other directorships (additional space next page) | See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature | [signature]   Date | 3/2/03

* Voluntary details.
† Directors only.
** Please delete as appropriate

A ~~director~~ / secretary etc must sign the form below.

Signed | [signature]   Date | 4/2/03

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th Floor, One Canada Square, Canary Wharf, London, E14 5AP,   Tel

DX number   DX exchange

COMPANIES HOUSE   07/02/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number | 82548 |

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.





Company Secretary

*Please complete in typescript,
or in bold black capitals.*

CHFP010

List of other directorships
Schedule to form 288a

Company Number	82548
Company Name in full	TRINITY MIRROR PLC
Name	Sylvia Bailey

Company Name	Resignation
BEME.COM Ltd	20/12/2000
Boating Publications Limited	20/12/2002
British Fashion Council	
C. Arthur Pearson Limited	20/12/2002
Chat Publications Limited	20/12/2001
Collection and Litigation Services International Limited	20/12/2002
Country Life Limited	20/12/2002
Decanter Magazine Limited	20/12/2002
European Magazines Limited	20/12/2002
Feedback Publications Limited	20/12/2002
FHG Publications Limited	20/12/2002
George Newnes Limited	20/12/2002
Independent Television Books Limited	20/12/2002
Independent Television Publications Limited	20/12/2002
International Publishing Corporation Limited	20/12/2002
ipc Connect Ltd.	20/12/2002
IPC Country and Leisure Media Limited	20/12/2002
ipc electric (services) Limited	20/12/2002
IPC Electric Limited	20/12/2002
IPC Finance Limited	20/12/2002
IPC Group Limited	20/12/2002
IPC Holdings (UK) Limited	20/12/2002
IPC Holdings Limited	20/12/2002
IPC IGNITE! LIMITED	20/12/2002
IPC Magazines (Overseas) Limited	20/12/2002
IPC Magazines (UK) Limited	20/12/2002
IPC Magazines Group PLC	20/12/2002
IPC Magazines Holdings Limited	20/12/2002
IPC Magazines Limited	20/12/2002
IPC Media Group Limited	20/12/2002


Blueprint 2000
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP010

List of other directorships
Schedule to form 288a

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Name | Sylvia Bailey

Company Name	Resignation
IPC Media Limited	20/12/2002
IPC Southbank Publishing Company Limited	20/12/2002
IPC Telemarketing (International) Limited	20/12/2002
ipc tx Ltd.	20/12/2002
LH Media Limited	20/12/2002
Link House Magazines Limited	20/12/2002
Littlewoods plc	01/11/2002
Marketforce (U.K.) Limited	20/12/2002
New Musical Express Limited	20/12/2002
Odhams Press Limited	20/12/2002
Options Magazines Limited	20/12/2002
Periodical Publishers Association Limited	20/12/2002
Persuasion Limited	20/12/2002
Portrait Magazine Limited	20/12/2002
Portroad Limited	20/12/2002
Prestige Magazines Limited	20/12/2002
The Essentials Publishing Company Limited	20/12/2002
The Magazine Publishing Company Limited	20/12/2002
The Magazine Publishing Holdings Limited	20/12/2002
The Yachting Monthly Limited	20/12/2002
Time UK Publishing Holdings Limited	20/12/2002
W. H. & L. Collingridge Limited	20/12/2002

EXHIBIT C-(a) 7



Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	0 2	0 2	2 0 0 3

as director | X | as secretary | [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

* Style / Title | Mr | * Honours etc |

Forename(s) | Charles Philip

Surname | Graf

	Day	Month	Year
† Date of Birth	1 8	1 0	1 9 4 6

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed | [signature]

Date | 4·2·03

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th
Floor, One Canada Square, Canary Wharf, London,
E14 5AP,   Tel
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

EXHIBIT C-(a) 8



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 7	0 2	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,982		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.811636		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Leslie Snelling	**Class of shares allotted** £0.10 ORDINARY	**Number allotted** 1005
Address IS THE OVAL BROXBOURNE HERTFORDSHIRE UK postcode EN10 6DQ		
Name MR. NICK FERRARI (EXECUTOR FOR MR. SIMONE ANTHONY BRUNO FERRARI DEC'D)	**Class of shares allotted** £0.10 ORDINARY	**Number allotted** 977
Address 4 PRINCES RISE LONDON UK postcode SE13 7PP		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____ Date 10·2·c3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant to Company Secretary, 20th
	Floor, One Canada Square, Canary Wharf, London,
	E14 5AP, Tel
	DX number DX exchange

EXHIBIT C-(a) 9



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To	
	Day Month Year		Day Month Year	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: Day 1 4 | Month 0 2 | Year 2 0 0 3

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,115		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£3.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   04/03/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Campbell	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 632
Address 35 Kiltarie Crescent Airdrie Lanarkshire		
UK postcode ML6 8NJ		
Name Mrs Maureen Squires	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 483
Address 19 Birmingham Lane Meltham Huddersfield		
UK postcode HD7 3LH		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 27·2·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary, One Canada
Square, Canary Wharf, London, E14 5AP
Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 10



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
.ate or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 1	Month 0 2	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	19		
Nominal value of each share	0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.14		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

./ the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE

04/03/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Lorna Wendy Tate	Class of shares allotted Ordinary	Number allotted 19
Address Arosfa Ffordd Maelog Rhosneigr Gwynedd Wales UK postcode LL64 5QE		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 27. 2. ᴏ 3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 11



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 7	0 3	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,700		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£3.527		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   14/03/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited	Class of shares allotted £0.10 Ordinary	Number allotted 12,700
Address 55 Mansell Street London		
UK postcode E1 8AN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 13·3·03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 12



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 1	0 3	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,236		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share (including any share premium)	£4.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A41   0821
COMPANIES HOUSE   27/03/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Lindsay J Apedaile	Class of shares allotted Ordinary	Number allotted 344
Address 78 Highfield Road Kirkburton Huddersfield		
UK postcode HD8 0RQ		
Name Mr Kenneth Bowker	Class of shares allotted Ordinary	Number allotted 860
Address 27 Botany Lane Lepton Huddersfield		
UK postcode HD8 0NE		
Name Mr Stephen Davenport Parker	Class of shares allotted Ordinary	Number allotted 1,032
Address Brackenwood 34 Tower Wood North Heswall Merseyside		
UK postcode CH60 6RS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 25. 3. 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London, E14 5AP
Tel 0207 293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 13



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 4	0 4	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	756		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share (including any share premium)	£3.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A&D
COMPANIES HOUSE
0298
16/04/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Alexander K Thomas	Class of shares allotted Ordinary 0.10p	Number allotted 756
Address 108 Gorse Covert Road Warrington		
UK postcode WA3 6UG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 15. 4. 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 14



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 7	0 4	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	344		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share (including any share premium)	£4.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   22/04/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss Jacqueline L Deeprose	**Class of shares allotted** Ordinary 0.10p	**Number allotted** 344
Address 9 Winchester Way Gresford Wrexham Clwyd		
UK postcode LL12 8HH		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   Date 17.4.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London,
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



EXHIBIT C-(a) 15


Company Secretary

32

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	1 0	0 4	2 0 0 3

as director | X | as secretary | |

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

* Style / Title | | * Honours etc |

Forename(s) | Mark Derrick

Surname | Haysom

	Day	Month	Year
† Date of Birth	1 7	0 9	1 9 5 3

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed | | Date | 17.4.03

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th

Floor, One Canada Square, Canary Wharf, London,

E14 5AP, Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ | **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland | **DX 235 Edinburgh**

EXHIBIT C-(a) 16



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 2 2	Month 0 4	Year 2 0 0 3		Day	Month	Year	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	430		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted	

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

COMPANIES HOUSE   24/04/03

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Ann Carson	**Class of shares allotted** Ordinary 0.10p	**Number allotted** 430
Address 24 Afton Drive Head of Muir Denny Stirlingshire Scotland UK postcode FK6 5PD		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____

Date 23·4·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London, E14 5AP
Tel 020 7293 3281
DX number   DX exchange



EXHIBIT C-(a) 17



Companies House
—— *for the record* ——
Company Name
TRINITY MIRROR PLC

Company Type
Public Limited Company

Company Number
82548
Information extracted from
Companies House records on
14th April 2003

Ref: 82548/09/28

BULK LIST

312796

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details
  in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

COMPANIES HOUSE   13/05/03

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	1 Canada Square **Canary Wharf London** **E14 5AP**	Address UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Lloyds T S B Registrars** **The Causeway** **Worthing** **West Sussex BN99 6DA**	Address UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _

	Current details		Amended details	
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **7415**	**Description** **Holding companies incl head offices**	**SIC CODE** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _	**Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Andrew VICKERS **Address** 10 Pembroke Villas The Green Richmond-Upon-Thames Surrey TW9 1QF	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Paul Andrew VICKERS ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Sylvia BAILEY **Address** 5 Blyth'S Wharf Narrow Street Limehouse London E14 8DQ Date of birth 24/01/1962 Nationality British Occupation Chief Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 5 Blyth's Wharf Narrow Street Limehouse London UK Postcode E14 8DQ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Sylvia BAILEY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Name
Peter Gibbs BIRCH

Address
Bibury 24 Broad High Way
Cobham
Surrey
KT11 2RP

Date of birth 04/12/1937

Nationality British

Particulars of a new Director must be notified on form 288.

Occupation Senior Independent Director

Name

_____

____ Tick this box if this address is a service
____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality _____
Occupation _____
Date of change _ _ / _ _ / _ _ _ _

Date Peter Gibbs BIRCH ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Name
Victor BLANK SIR

Address
3 Green Close
Wildwood Road
London
NW11 6UX

Date of birth 09/11/1942

Nationality British

Particulars of a new Director must be notified on form 288.

Occupation Company Director

Name

_____

____ Tick this box if this address is a service
____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality _____
Occupation _____
Date of change _ _ / _ _ / _ _ _ _

Date Victor BLANK SIR ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

Current details	Amended details

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Sir Angus Mcfarlane Mcleod GROSSART CBE DL

Address
64 Northumberland Street Edinburgh EH3 6JE

Date of birth 06/04/1937

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   Merchant Banker

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____
Date of change _ _ / _ _ / _ _ _ _

Date Sir Angus Mcfarlane Mcleod GROSSART CBE DL ceased to be director (if applicable)/ _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Desmond Roger Wingate HARRISON

Address
35 Argyll Road London W8 7DA

Date of birth 09/04/1933

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   Director

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____
Date of change _ _ / _ _ / _ _ _ _

Date Desmond Roger Wingate HARRISON ceased to be director (if applicable)   _ _ / _ _ / _ _ _ _

Current details	**Amended details**

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Mark Derrick HAYSOM

Address
Tittlesford Barn
The Haven
Billingshurst
West Sussex
RH14 9EG

Date of birth 17/09/1953

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   **Managing Director National New**

Name

_____

Tick this box if this address is a service
_____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address
_____
_____
_____
_____

UK Postcode   _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____
Date of change _ _ / _ _ / _ _ _ _

Date Mark Derrick HAYSOM ceased to
be director (if applicable)
1 0 / 0 4 / 2 0 0 3

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Penelope Lesley HUGHES

Address
35 Broom Water
Teddington
Middlesex
TW11 9QJ

Date of birth 31/07/1959

Nationality   **British**

Particulars of a new Director must be notified on form 288.

Occupation   **Company Director**

Name

_____

Tick this box if this address is a service
_____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode   _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____
Date of change _ _ / _ _ / _ _ _ _

Date Penelope Lesley HUGHES ceased
to be director (if applicable)
_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
David Ellis MARLOW

Address
The Platt
Elsted
Midhurst
Sussex
GU29 0LA

Date of birth 29/03/1935

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   Chartered Accountant

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____

Date of change _ _ / _ _ / _ _ _ _

Date David Ellis MARLOW ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

> Director
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Stephen Davenport PARKER

Address
Brackenwood
34 Tower Road North
Heswall
CH60 6RS

Date of birth 29/07/1952

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   Director

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____

Date of change _ _ / _ _ / _ _ _ _

Date Stephen Davenport PARKER ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Paul Andrew VICKERS

Address
10 Pembroke Villas
The Green
Richmond-Upon-Thames
Surrey
TW9 1QF

Date of birth   20/01/1960

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   Barrister

Name

 ̄ ̄ Tick this box if this address is a service
____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address

UK Postcode   _ _ _ _   _ _ _

Date of birth   _ _ / _ _ / _ _ _ _

Nationality   _____

Occupation   _____

Date of change _ _ / _ _ / _ _ _ _

Date Paul Andrew VICKERS ceased to
be director (if applicable)

_ _ / _ _ / _ _ _ _

Section 3: Share Capital (C)

Issued share capital details

> Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share

ORDINARY

Number of shares issued

291,747,812

Aggregate Nominal Value of issued shares

£29,174,781-20

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> Please fill in the total number of issued shares and their total nominal value.

Number of shares issued

291,747,812

Aggregate Nominal Value of issued shares

£29,174,781-20

List of past and present members *(Tick appropriate box)*

> Please complete the required information on the attached schedules or in another format agreed by Companies House.

There were no changes during the period
A list of changes is enclosed
✓ A full list of members is enclosed

The last full list of members was received on: 01/05/2002

> **REMEMBER:**
Changes to shareholder particulars or details of shares transferred to be **completed each year**
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name _____ Address _____ _____ _____ UK Postcode _ _ _ _ _ _			
Name _____ Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _			
Name _____ Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _			
Name _____ Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Company Number - 82548



Companies House

—— *for the record* ——

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

⊏ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _____
(Director / Secretary)

Date 05 / 05 / 2003.

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

⊏ This AR is made up to **1/5/2003**

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

⊏ If you wish to change your next return to a date earlier than **1st May 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

⊏ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name LINDA MAIKEY

TRINITY MIRROR PLC

Telephone number *inc code*

0207 _ 293 _ 3600

Address

ONE CANADA SQUARE

CANARY WHARF

LONDON

DX number *if applicable*

_ _ _ _ _ _

DX exchange

Postcode E14 5AP

EXHIBIT C-(a) 18



Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or
change of particulars (use Form 288c))

Please complete in typescript,
or in bold black capitals.
CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 8	0 5	2 0 0 3	† Date of Birth	0 5	1 0	1 9 6 6

Appointment as director | X | as secretary | | *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title | | * Honours etc |

Forename(s) | Vijay Lakhman

Surname | Vaghela

Previous forename(s) | | Previous surname(s) |

Usual residential address | 298 Horns Road, Barkingside

Post town | Ilford | Postcode | IG6 1BS

County / Region | Essex | Country | England

† Nationality | British | † Business occupation | Accountant

† Other directorships (additional space next page) | See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature | [signature] | **Date** | 9/5/03

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed | [signature] | **Date** | 13·5·03

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th Floor, One Canada Square, Canary Wharf, London, E14 5AP,   Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number | 82548

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.




Company Secretary

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full TRINITY MIRROR PLC

Name Vijay Lakhman Vaghela

Company Name	Resignation
The Hinckley Times Limited	19/11/1998

EXHIBIT C-(a) 19



Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	0 8	0 5	2 0 0 3

as director [X]   as secretary [   ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

* Style / Title | Mr   * Honours etc |

Please insert details as previously notified to Companies House.

Forename(s) | Desmond Roger Wingate

Surname | Harrison

	Day	Month	Year
† Date of Birth	0 9	0 4	1 9 3 3

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** | 13.5.03

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th

Floor, One Canada Square, Canary Wharf, London,

E14 5AP,   Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   U107   14/05/03

EXHIBIT C-(a) 20

 **88(2)**

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From			To		
Day	Month	Year	Day	Month	Year
0 2	0 5	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,903	1,012	
Nominal value of each share	0.10p	0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	£4.01	£3.581164	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Edwin Thomas Bennett	Class of shares allotted Ordinary 0.10p	Number allotted 4,301
Address 242 Blaguegate Lane Lathom Ormskirk Lancs UK postcode		
Name Graham Turton	Class of shares allotted Ordinary 0.10p	Number allotted 430
Address 8 Manse Drive Cowlersley Huddersfield UK postcode HD4 5UA		
Name Andrew John Baldwin	Class of shares allotted Ordinary 0.10p	Number allotted 172
Address 4 Broad Oak Place Hipperholme Halifax West Yorkshire UK postcode HX3 8BY		
Name Anthony Francis Smith	Class of shares allotted Ordinary 0.10p	Number allotted 1,012
Address 6 Gilmour Terrace Manchester UK postcode M9 4ET		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 13·5·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 21



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 1 6	**Month** 0 5	**Year** 2 0 0 3	**Day**	**Month**	**Year**

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,061		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Robert William Atwell	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 344
Address 20 Garleigh Close Killingworth Newcastle upon Tyne		
UK postcode NE12 6FJ		
Name Alison Mary Brazil	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 516
Address 15 Ronaldsay Court Dreghorn Irvine Ayreshire Scotland		
UK postcode KA11 4JJ		
Name John A Carson	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 688
Address 42 Nelson Drive Wirral Merseyside		
UK postcode CH61 5UR		
Name Leo Clive Coligan	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 1,720
Address 6 Hall Road East Liverpool		
UK postcode L23 8TS		

Please enter the number of continuation sheets (if any) attached to this form **4**

Signed _____   Date 16·05·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	

Shareholder details		
Name Edward Stephen Concannon	Class of shares allotted 0.10p Ordinary	Number allotted 860
Address 20 Miles Lane Greasby Wirral Liverpool		
UK postcode CH49 3PA		
Name Robert Ferguson Curran	Class of shares allotted 0.10p Ordinary	Number allotted 1,290
Address 7 Whitfield Road Seaton Delaval Whitley Bay Tyne and Wear		
UK postcode NE25 0JH		
Name Keith Duckworth	Class of shares allotted 0.10p Ordinary	Number allotted 2,753
Address 8 Kingscourt Road West Derby Liverpool		
UK postcode L12 8RD		
Name Anthony David Johnston	Class of shares allotted 0.10p Ordinary	Number allotted 344
Address 3 Woolmer Court Victoria Glade Newcastle upon Tyne		
UK postcode NE7 7FW		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 16.05.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Stanley William Jones	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 1,032
Address 1 Abbots Close Formby Liverpool		
UK postcode L37 6EY		
Name Helen Laing	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 344
Address 17 Lang Road Barassie Troon Ayreshire Scotland		
UK postcode KA10 6TP		
Name Barbara Marr	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 860
Address 19 Glenholme Close Ayton Grange Estate Ayton Washington Tyne and Wear		
UK postcode NE38 0EW		
Name Janet Marston	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 344
Address 10 The Terrace Honley Holmfirth		
UK postcode HD9 6DS		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   Date 16.05.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary
One Canada Square, Canary Wharf, London, E14 5AP
Tel 020 7293 3281
DX number   DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Roy Meakin	Class of shares allotted 0.10p Ordinary	Number allotted 430
Address 20 Grasscroft Avenue Honley Holmfirth		
UK postcode HD9 6HY		
Name Susan Nixon	Class of shares allotted 0.10p Ordinary	Number allotted 172
Address 28 Bracken Way Meadowfield Park Crawcrook Ryton Tyne and Wear		
UK postcode NE40 4XP		
Name Thomas Oliver	Class of shares allotted 0.10p Ordinary	Number allotted 344
Address 23 Cae Mawr Road Rhiwbina Cardiff		
UK postcode CF4 6NY		
Name George Scott	Class of shares allotted 0.10p Ordinary	Number allotted 2,150
Address 24 The Round Meade Maghull Liverpool		
UK postcode L31 8DZ		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 16.05.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Gillian Taylor	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 1,720
Address 33 Moel Famau View Priory Park Liverpool		
UK postcode L17 7ET		
Name Catherine Watkins	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 430
Address 195 Runcorn Road Barnton Northwich Cheshire		
UK postcode CW8 4HR		
Name Gayle Yorston	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 1,720
Address 232A Merton Road London		
UK postcode SW19 1EQ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 16.05.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 22

RECEIVED

2085 DEC -7 P 2: 3 82548

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Trinity Mirror plc Annual Report and Accounts 2002

Setting the Gold Standard

Our 2002 results are robust. Good progress has been made in many areas. Given the economic and competitive climate the 2002 results are satisfactory.

But I'm looking for more than that.

My first task is to review the Group's businesses and I've been concentrating on this since joining Trinity Mirror at the beginning of February.

Over the next few weeks I will kick off the first of a series of visits to our operations, meeting the people and confirming or evolving the impressions I have from the research I've done so far. There is no substitute for seeing the Group in operation and hearing from the people who make it happen. That will be my first and most important priority.

In conjunction with this, I'm already working with the management team to set new goals and objectives across the Group. As a priority we are determined to improve our earnings growth in 2003. In order to do that we will need to be more focused and more determined than we have been before, laying the foundations for longer-term business growth.

The products and services we produce must be the gold standard in our industry. We must not allow ourselves to be out-published by our competitors. That's the price of market leadership.

As a business Trinity Mirror must be customer focused, editorially driven and marketing led.

Whether reader, advertiser or retailer, the wants and needs of our customers must come first. An early observation is that we must make it easier for our customers to do business with us. Our structures should reflect the wants and needs of our customers. As their businesses evolve, so must ours.

Fundamentally, we must consistently deliver editorial excellence that means great journalism. Editorial excellence drives circulation and readership, which in turn drives advertising.

Marketing is the bridge between our brands and our customers. I'm looking for creativity, dynamism and innovation. Innovation must be at the heart of our business.

I want Trinity Mirror to be known for unparalleled consumer insight, with this insight driving and informing our ideas and our brands. In other words, how we run our business.

And the aim of this work, this creativity? Profits.

Running a media business is like running any other. We must build a fundamentally sound business, well positioned in its markets, delivering products and services to our customers, careers for our people and profits for our shareholders.

So how will I set about the task in front of me?

I will define a clear, unambiguous strategy for the Group. Once defined I can look at the structure before deciding whether I have the right people in the right jobs. I will go back to the basic building blocks of running a business. The CEO's job is first to simplify the agenda and then drive that agenda. That's what I intend to do.

But, of course, I can't do this on my own. This is very much a team effort. Beneath the Board I lead a management team which will reshape, redefine and implement the strategies and goals for Trinity Mirror.

Part of my job is to create the right environment where people can do their best work. I want Trinity Mirror to be a talent magnet, attracting and retaining the very top talent in our industry.

We will assert and then demonstrate how we can stabilise our foundations, achieve better results and deliver improved growth across the group.

Sly Bailey
Chief Executive

Chairman's statement

Trinity Mirror has delivered a robust performance for 2002 despite an extremely volatile and uncertain advertising market.

The market has remained difficult following the events of September 11 2001, in particular, advertising for our UK National titles and our Regional titles in London and the South East has remained challenging. Despite these adversities, we have continued to invest in our core businesses and we have delivered a satisfactory financial performance for the year.

In 2002 we achieved Group operating profit of £190.6[1] million, marginally ahead of 2001 (2001: £189.9[1] million), despite a £32.8[1] million (2.9%) decline in revenues. The results demonstrate the significant benefits being derived from the strategies which were outlined during 2001 and in February 2002.

In tough markets, we have again focused on running the business well.

We are delivering ahead of our initial expectations of the *from Biggest to Best* strategy in our Regional business.

It is changing the culture and the way we work and we are starting to leverage on our scale and strength as the largest UK newspaper publishing Group. This is bringing benefits to readers, advertisers and shareholders alike. Our Sports newspapers continue to deliver outstanding results.

An integrated marketing strategy for the Daily Mirror was implemented during the year. The brand is now more clearly defined and research shows there has been encouraging acceptance by the readership. An incremental £17.8 million has been invested during the year in the Mirrors. We have delivered ahead of our target on cost reductions.

[1] before exceptional items and adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002.

The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £125.0 million (2001: £150.0 million) was required. The impairment charge reduces the carrying value of the Regional titles in the Midlands.

In 2001 an impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands.

Our strong cash flow enabled us to reduce debt by £68.9 million during the year, whilst investing in our businesses. Our job is to make sure, to the best of our ability and within the confines of very competitive markets, that we enhance value through building and shaping our businesses over the medium-term. Any propositions that we receive are tested against what we see as our intrinsic value and our medium-term prospects.

Nothing that has been put to us offers greater prospects than those we have from the improved performance we are pursuing through our strategies and the talented and creative people within the Group.

We believe additional value is being created by the significant improvements to the way we run our businesses. We are improving our returns and our performance and are looking forward to the additional momentum that will result from an upturn in the external advertising environment.

Sly Bailey joined the Group in early February as Chief Executive and instantly made an impact with her vigour, drive and fresh thinking, which has been warmly welcomed throughout the Group.

In welcoming Sly, I also want to pay tribute to the immense contribution of Philip Graf who was our CEO for ten years. Philip led the growth of a small regional newspaper business into the largest newspaper publishing group in the UK. We thank him and wish him happiness, good health and success.

Joe Sinyor left the Group after two years with us and we wish him well.

Our business success emanates from the skill and commitment of our whole workforce. I would like to thank all of them for their commitment and endeavour for the Group. They are so important in ensuring the success of our business – success as a good and fulfilling place to work and success measured in reputational and financial terms.

Sir Victor Blank
Chairman

Financial highlights

	2002[1] £m	2001[2] £m	% change
Turnover			
– actual	**1,092.2**	1,131.1	(3.4%)
– like-for-like[2]	**1,087.4**	1,120.2	(2.9%)
Group operating profit pre exceptional items			
– actual	**191.0**	190.5	0.3%
– like-for-like[2]	**190.6**	189.9	0.3%
Group operating profit post exceptional items[3]			
– actual	**59.8**	22.5	166.7%
– like-for-like[2]	**59.4**	21.9	171.7%
Profit before tax pre exceptional items	**155.5**	152.6	1.9%
Profit/(loss) before tax post exceptional items[4]	**26.2**	(14.2)	285.1%

Per share	Pence	Pence	
Underlying earnings pre exceptional items	**37.1p**	36.5p	1.6%
Basic loss post exceptional items[4]	**(6.6)p**	(19.1)p	65.4%
Dividend	**17.6p**	17.6p	–

[1] the results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly.
[2] adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002.
[3] Group operating exceptional items of £131.2 million (2001: £168.0 million) include a £125.0 million (2001: £150.0 million) impairment charge against the carrying value of the publishing rights and titles of the Regional titles in the Midlands. In 2001 the impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands.
[4] total exceptional items before tax of £129.3 million (2001: £166.8 million), and after tax of £127.5 million (2001: £161.6 million), reflect the operating items in note 3 above, together with the net profit on the disposal of subsidiary undertakings and three magazine titles and the Group's share of associate's non-operating exceptional items.

Year's highlights

- The Group has delivered a robust performance in 2002 with Group operating profit before exceptional items of £190.6[1][2] million marginally ahead of 2001 (2001: £189.9[1][2] million), despite a £32.8[1][2] million (2.9%) decline in revenues. The results demonstrate the significant benefits being derived from the strategies which were outlined during 2001 and in February 2002.
- The *from Biggest to Best* regional newspaper strategy continues to deliver results above initial expectations. In 2002 we realised incremental revenue enhancements of £9.4 million and achieved cost savings of £7.2 million. In addition, the cost reduction plans initiated in 2001 delivered further savings of £3.4 million.
- An integrated marketing strategy for the Daily Mirror was implemented during the year. The brand is now more clearly defined and research shows there has been encouraging acceptance by the readership. An incremental £17.8 million has been invested during the year in the Mirrors.

- In 2002 total annualised cost savings of £32.8 million have been realised with incremental savings in the year of £21.7 million. These savings are in addition to savings arising from the merger (£13.7 million) and Southnews integration (£6.1 million). In addition, newsprint price reductions delivered savings of £18.8 million during the year.
- Our strategies have enabled us to maintain profitability whilst investing for the future. During the year we invested an incremental £22.7 million (above the level of investment in 2001) in products, editorial and marketing and a further £12.7 million exceptional costs in the implementation of the Group's strategies and plans.
- The Group continued to generate strong net cash flows during the year of £67.2 million (2001: £31.7 million) including disposal proceeds of £17.5 million and dividends from associates of £9.5 million, with net debt falling to £666.1 million (2001: £735.0 million) after making dividend payments of £51.3 million, interest payments and dividends due to minority shareholders of £45.1 million, tax payments of £39.2 million and net capital expenditure of £43.2 million (including a further £22.5 million of a total of £90.0 million in replacing four regional press facilities).

- The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £125.0 million (2001: £150.0 million) was required. The impairment charge reduces the carrying value of the Regional titles in the Midlands. In 2001 an impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands.
- During the year, given the substantial fall in equity markets and reduced rates of return, the FRS 17 pension deficit has increased from £25.9 million to £163.1 million (net of deferred tax). There are no immediate funding implications for our defined benefit schemes, which are funded in accordance with MFR (Minimum Funding Requirements). The FRS 17 operating profit charge, before past service costs (£0.8 million), was £24.6 million in 2002 and is expected to be £24.7 million in 2003. The FRS 17 finance income was £6.1 million in 2002 and is expected to be a finance charge of £2.9 million in 2003.

Group at a glance

For 2002, central costs are being separately disclosed within the segmental analysis of operating profit and therefore the comparatives for 2001 have been restated to reflect the change. This change in presentation has no impact on the Group or total operating profit in 2001 and 2002. The figures below are all stated before exceptional items.

Regionals

With a weekly circulation of approximately 13.6 million (approximately 24% of the total regional newspaper market) our regional newspapers have a reputation amongst their customers and competitors for innovation, creativity, quality, value and customer service. Our 257 newspapers, each with a strong, trusted and local brand, are at the core of the local communities that they serve.

Turnover £m

2001	530.7
2002	520.7

Operating profit £m

2001	115.7
2002	120.5

Advertising revenue by category £m

	2001	2002
Display	133.1	127.8
Recruitment	123.8	119.5
Property	44.7	43.4
Motors	41.0	40.2
Other	65.9	67.3

Largest regional titles

	Daily circulation[1] 2002	Average readers[2] 2002
Morning		
Daily Post (Liverpool)	62,801	166,696
Western Mail	48,291	204,770
The Journal (Newcastle)	46,008	100,452
Evening		
Liverpool Echo	145,227	406,986
Birmingham Evening Mail	118,032	414,439
Evening Chronicle (Newcastle)	97,074	281,126
Sunday		
Sunday Mercury (Birmingham)	93,056	308,997
Sunday Sun (Newcastle)	92,397	208,179

[1] Average ABC Jan-Dec 2002
[2] JICREG Jan 2003

Digital

Our regional digital portals, fully integrated with our regional and local newspapers, ensure that the Group remains a leading provider of information locally.

Voice media

An audiotext company servicing our own newspaper promotions and teledating services. It also sells its services to third party customers.

Nationals

Our five national newspapers are for people who are interested in both the serious and entertaining side of life and want an easy but balanced, informative and intelligent read. The Daily Mirror is Europe's 4th largest selling newspaper. Almost a quarter of the entire British adult population read at least one copy of the Daily Mirror or Sunday Mirror over the course of a week.

Turnover £m

2001	519.7
2002	494.0

Operating profit £m

2001	95.2
2002	77.6

Revenue by title £m

	2001	2002
Daily Mirror	261.7	248.2
Sunday Mirror	73.3	68.0
The People	48.7	44.7
Daily Record	78.0	74.4
Sunday Mail	27.3	26.9
Other	30.7	31.8

National titles

	Daily circulation '000[1]	Average readers '000	Market share %[5]
Daily Mirror	2,104	5,287[2]	21.1
Sunday Mirror	1,732	5,299[2]	16.8
The People	1,245	2,850[3]	12.1
Daily Record[4]	493	1,482[2]	40.5
Sunday Mail[4]	592	1,619[2]	37.3

[1] 6 month average ABC July – December 2002
[2] NRS 6 months to November 2002
[3] NRS 6 months to September 2002
[4] Share of tabloid market 6 months to December 2002
[5] Within Scottish market only

Central costs

Following a thorough review of the Group cost base, central costs, which are not directly identifiable to operating divisions, are being separately disclosed to provide a clearer presentation of underlying divisional performance. During the year central costs increased by £2.4 million, from £14.4 million to £16.8 million. The increase in costs is primarily due to consultancy costs and the provision of payments in lieu of notice to senior management.

Sports

Our five brand-leading sports newspaper titles, complemented by two leading websites are the pre-eminent suppliers of comprehensive, compelling betting information and impartial advice and statistics to an expanding global audience of sports betting enthusiasts, particularly in the field of horse racing.

Turnover £m

2001	34.9
2002	39.4

Operating profit £m

2001	8.2
2002	11.8

Sports titles

	Daily circulation
Racing Post[1]	80,432
Racing and Football Outlook	No ABCs
Raceform Update	No ABCs
Weekender[1]	20,843
Raceform on Saturday	No ABCs

[1] ABC July-Dec 2002

Magazines & exhibitions

The diverse portfolio of specialist business-to-consumer and business-to-business magazines and exhibitions provides readers, advertisers, exhibitors and attendees with an in-depth understanding of current trends within their respective markets.

Turnover £m

2001	32.5
2002	31.0

Operating profit £m

2001	5.4
2002	5.3

Principal magazines

	Average no. of sales
Back Street Heroes	23,420
Streetfighters	19,074
Build It	26,700
Inside Housing	26,768
Micro Mart	22,317

Principal exhibitions

	No. of attendees
National Boat, Caravan and Leisure Show	122,391
National Wedding Shows	16,627

Regionals

"The from Biggest to Best strategy is delivering ahead of expectations. It is changing the culture and way we work and we are starting to leverage on our scale and strength as the largest UK regional newspaper group."

We have put into place initiatives arising from the *from Biggest to Best* (FB2B) strategy which drive the pursuit of industry leading operational and financial performance through:

- **driving continuous performance improvement.** A number of projects have been completed and the benefits are evident in the robust performance of the division this year. These included re-engineering advertising and editorial functions for certain businesses to improve efficiencies and drive revenues, better management of advertising yields and the development of Key Performance Indicators. A consistent Key Performance Indicators monitoring system has been developed which is due to be fully operational in 2003;

- **capturing the benefits of scale.** Exploitation of the scale by improved supplier terms, regionalisation in the North West, content sharing, common IT systems/structures and syndication. The closer working relationships between operating units arising from these initiatives have identified numerous other areas for further development during 2003 and beyond;

- **investing in quality and excellence.** In addition to establishing best practice across a number of functions, significant investment has been made in research, brand development and staff training and development. In 2002 we invested a further £22.5 million in new press facilities with further expenditure of £64.2 million committed over 2003 and 2004 and above the line additional investment in 2002 of £2.0 million in marketing and brand development; and

- **sustaining long-term growth.** The division continues to invest in and develop products for the future. New niche product launches during the year have included North East Exclusive and Taste of Birmingham. A new Sport Media division in the Liverpool market began publishing the Liverpool Football Club programme and magazine.

The full integration of the Digital Media operations within the business units has provided real focus to drive this business towards profitability. During 2002, cost control measures and initiatives to drive revenues have enabled a substantial reduction in losses from our target of £10.0 million to £7.6 million. These losses include £2.2 million (2001: £3.2 million) investment in Fish 4, a joint venture with other leading newspaper publishers to provide a platform for classified advertising on the internet. Fish 4 made significant progress during the year with expectations for further reductions in funding for the future.

During 2002, the division realised revenue enhancements of £9.4 million and achieved cost savings of £7.2 million. In addition, the cost reduction plans initiated in 2001 delivered further savings of £3.4 million. This provided total revenue enhancements of £10.9 million and annualised savings of £16.0 million.

The Group continues to invest throughout the division in capital and revenue to drive improvement in performance.

To deliver the Group's strategy for its regional newspaper division, exceptional costs of £8.1 million (2001: £4.4 million) were incurred for implementation and severance costs. We expect further exceptional costs of £4.6 million to support the implementation team and costs of implementing new initiatives during 2003.

Review of financial performance

The *from Biggest to Best* strategy for the regional newspaper division has been successfully progressed during the year. Instead of 13 autonomous business units the division now operates with common aims, objectives, policies and controls. The success of the strategy is demonstrated by a strong financial performance despite a difficult advertising market which severely impacted the division's largest business in London and the South East, and to a lesser extent the Midlands.

Regional newspapers – revenue and operating profit

Core titles:	2002 actual £m	2001 actual (restated)[1] £m	change actual %
Revenues	511.6	522.4	(2.1)%
Operating profit[2]	122.0	120.2	1.5%
Operating margin[3]	23.8%	23.0%	
Metro titles:	**£m**	**£m**	**%**
Revenues	9.1	8.3	10.1%
Operating loss	(1.5)	(4.5)	66.3%
Total division:	**£m**	**£m**	**%**
Revenues	520.7	530.7	(1.9)%
Operating profit[2]	120.5	115.7	4.2%
Operating margin[3]	23.1%	21.8%	

Core titles:	2002 like-for-like[4] £m	2001 like-for-like[4] (restated)[1] £m	change like-for-like[4] %
Revenues	506.8	511.5	(0.9)%
Operating profit[2]	121.6	119.6	1.7%
Operating margin[3]	24.0%	23.4%	
Metro titles:	**£m**	**£m**	**%**
Revenues	9.1	8.3	10.1%
Operating loss	(1.5)	(4.5)	66.3%
Total division:	**£m**	**£m**	**%**
Revenues	515.9	519.8	(0.7)%
Operating profit[2]	120.1	115.1	4.4%
Operating margin[3]	23.3%	22.1%	

Regional newspapers – revenue by type

	2002 actual £m	2001 actual £m	change actual %
Advertising	398.2	408.5	(2.5)%
Circulation	82.0	83.8	(2.1)%
Other	40.5	38.4	5.5%
Total revenue	**520.7**	**530.7**	**(1.9)%**

	2002 like-for-like[4] £m	2001 like-for-like[4] £m	change like-for-like[4] %
Advertising	394.5	400.2	(1.4)%
Circulation	81.1	81.8	(0.9)%
Other	40.3	37.8	6.6%
Total revenue	**515.9**	**519.8**	**(0.7)%**

[1] The results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly. For 2002, central costs are being separately disclosed within the segmental analysis of operating profit and therefore the comparatives for 2001 have been restated to reflect the change.
[2] adjusted to exclude Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002.
[3] stated before exceptional items.

Operating profit[1],[2],[3] The regional newspaper operations achieved operating profit growth of 4.4% to £120.1 million despite turnover falling by 0.7% to £515.9 million. Excluding Metros, the division achieved an increase in operating profit of 1.7% to £121.6 million despite a fall in revenue of 0.9% to £506.8 million. The impact of a difficult and uncertain economic and advertising environment has been partially mitigated by the strategies and cost reduction plans which commenced in 2001. In addition, the division benefited from a 10.2% reduction in newsprint prices. Within Metros, losses have been reduced by 66.3% to £1.5 million, due to improving advertising revenues and cost reductions.

Advertising revenue[2] within the regional newspaper operations declined by 1.4% to £394.5 million (2001: £400.2 million). Excluding Metros, advertising revenues declined by 1.6% to £385.5 million (2001: £392.0 million). Differing advertising trends have been experienced in local market places and a clear North/South divide has emerged throughout the year. Whilst advertising revenues in London and the South East fell by 9.9%, the rest of the division (excluding Metros) achieved growth of 1.7%. Although there is still limited visibility, an improving trend emerged in the second half of the year, with the division (excluding Metros) achieving growth of 1.1% in the fourth quarter compared to declines of 2.5% in the first half and 2.4% in the third quarter.

Some regions achieved recruitment advertising revenue growth in excess of 10% (Liverpool 14.1%, Chester 12.7% and Cardiff 11.3%). Recruitment advertising in London and the South East fell by 19.4% and in the Midlands fell by 5.0%. This resulted in recruitment advertising for the division (excluding Metros) falling by 2.8%. Property advertising in some regions has been weak all year, declining by 3.0% in total (excluding Metros) with significant declines in Teesside (18.7%) and Scotland (14.5%). However, Coventry, Newcastle and Cardiff achieved good growth in property advertising of 11.7%, 8.5% and 6.9% respectively. Display advertising has deteriorated in the second half with a decline of 3.0% (excluding Metros), compared to a decline of 1.5% in the first half.

Circulation revenue[2] for the regional newspaper operations declined by 0.9% to £81.1 million (2001: £81.8 million). Modest declines in circulation were partially offset by limited cover price increases.

Regional newspapers – weekly circulation



Paid for	'000
1 Morning daily	1,238
2 Evening daily	3,503
3 Sunday	243
4 Weekly	1,072
Free	
5 Daily	1,272
6 Weekly and Sunday	6,195

Digital Media During the year the Digital Media operations produced results ahead of expectations with revenues of £0.7 million and operating losses of £7.6 million.

Regional newspapers – advertising revenue by category (£m)



Display	127.8
1 Local	84.6
2 National	43.2



Classified	270.4
1 Recruitment	119.5
2 Property	43.4
3 Motors	40.2
4 Other	67.3

North West

2002 proved to be another successful year for the region driven by a sound advertising performance, significant new business development and benefits from divisional FB2B initiatives. Advertising revenues were healthy throughout the year, with a particularly strong performance in recruitment, growing by 13.2%. The newly formed specialist sport publishing unit (Sport Media) now publishes the Liverpool Football Club match day programme and the UK's only weekly Premiership magazine (LFC).

North East

Following a year of considerable work in 2001 restructuring staff, systems and operating procedures for a regionalised approach to business, 2002 proved to be successful for the North East with strong year on year profit growth. Advertising revenues grew by 4.1% compared to 2001, with growth in all categories except property. Whilst significant cost reductions were achieved across the region, 2002 saw continued investment in the latest technology (computer to plate) and the launch of new products, including Career Track.

Midlands

The key focus in 2002 has been on continuing to modernise the business through FB2B initiatives in order to increase cost base efficiencies, whilst maintaining investment in the core titles. The Evening Mail was relaunched in 2002 following a thorough review of the title and a £1.2 million investment in editorial and marketing. Contracts were finalised for a new state of the art press centre for the entire Midlands region, which is expected to commence printing in 2004. In 2002, the business encountered a difficult trading environment, particularly in the key categories of local display, recruitment and motors, all of which experienced significant reductions in activity. However, the advertising performance was enhanced by improved yields, stemming from the FB2B programme, resulting in overall year on year decline in advertising revenues being limited to 2.1%.

South

2002 was a year of considerable change and progress for Trinity Mirror Southern (TMS) in the face of difficult trading conditions in London and the South East. Action was taken during the year in order to significantly reduce the underlying cost base with the centralisation of editorial production. The cost reductions helped to mitigate the downturn in recruitment advertising resulting from the downturn experienced by the high tech companies in the Thames Valley and the airports businesses following the events of September 11 2001. During 2002 several new products were launched, including nine new "ic jobs" internet sites and an associated "ic jobs" weekly publication.

Scotland

Scotland also performed well during 2002, with year on year profit growth driven by a strong circulation performance and a high level of cost savings throughout the business. Circulation revenue increased by 6.8% compared with 2001, benefiting from volume growth in over half of the paid for titles and cover price increases across all titles. Advertising revenue was down 2.5% year on year, primarily due to a decline in property advertising in the buoyant property market.

Regional newspapers – revenue by region (£m)



1	North West	101.2
2	North East	77.4
3	Midlands	114.7
4	South	115.2
5	Scotland	30.7
6	Cardiff	51.8
7	Ireland	18.3
8	Metro titles	9.1
9	Other	2.3

South Wales

The Cardiff centre had another very successful year with advertising revenue growth of 5.6% driving strong operating profit growth. The advertising performance was driven by very strong growth in recruitment (11.3%) following a focus on improving yields during the year. Investment in the new press facility is almost complete with the aim to move the main daily titles across to the new facility (with enhanced colour and computer to plate technologies) by the end of March 2003. Following extensive brand research the South Wales Echo launched several new sections in the last quarter of 2002 and the Western Mail is currently being re-designed and will be relaunched as a broadsheet in March 2003.

Ireland

The Irish business performed well in a challenging market with operating profit up from 2001, which was severely impacted by the foot and mouth problem and the associated impact on advertising revenues.

Metros

Significant cost savings were achieved during 2002 in the Group's three Metro titles (Scotland, Newcastle and Birmingham) with a net cost for the year of £1.5 million compared with £4.5 million in 2001. Metro advertising increased by 10.1% on 2001 to £9.0 million.

Nationals

"The National titles are part of the fabric of the UK newspaper industry and command significant positions within their markets."

UK Nationals – improving long term profitability During the year improvements have been made in refining the brand and editorial proposition of the three UK national newspapers.

The improvements were supported by one-off and ongoing investment to drive frequency of purchase amongst Mirror readers.

The *two Mirror titles* were relaunched in April with a clear brand proposition and the "Think Again" brand advertising campaign. A number of notable changes supported the relaunch:

- **the red masthead was dropped and the daily title re-branded the Daily Mirror;**
- **the front page was redesigned to provide a distinctive, modern and uncluttered look;**
- **The Sunday Mirror magazine was relaunched as M Celebs following the success of the M brand on Saturday; and**
- **a number of new columnists and sections were introduced.**

The *People* was relaunched in August with an improved brand proposition with a:

- **new masthead and renamed "The People";**
- **redesigned main paper with its winning combination of showbiz exclusives plus radical new features;**
- **new 48 page Sports newspaper with indepth coverage of all sports ("The SP"); and**
- **redesigned magazine with a new editor.**

The launch was supported by a short-term marketing campaign and contributed to reducing the impact on circulation following the launch of the Daily Star Sunday in September.

To stimulate frequency of purchase the price of the Monday to Friday editions of the Daily Mirror was reduced nationally to 20p in May for a 4 week period and then half of the country reverted back to the normal cover price of 32p whilst the remainder of the country remained at 20p. In addition, a lower price of 10p was introduced in Scotland which was subsequently increased to 15p during October.

The development of the brands and drive to increase frequency of purchase required incremental investment of £19.5 million during the year. Although a significant element of this investment was funded from cost savings and the benefit of the reduced newsprint prices, there has been an adverse impact on profitability for 2002.

The efficient management of the cost base achieved savings of £8.3 million. These savings include labour, newsprint, external printing, sampling and other overheads. Total annualised savings for 2002, including £2.4 million savings in 2001, amounted to £10.7 million.

For 2003, the UK national newspaper operations will strive to improve profitability.

Scottish Nationals – asserting leadership Strategies for the development of our Scottish National titles were established in 2001 and implemented during 2002 in the context of the vision to offer "the essential daily read, faithfully serving the people of Scotland, constantly striving for excellence and increasing value by capturing the benefits and exploiting the opportunities of market leadership".

Whilst there have been measurable successes in improving advertising performance and efficient management of the cost base in 2002, the circulation performance of the titles has been disappointing.

Circulation performance has been impacted during the year by pricing activity of competitors. Actions will be taken in 2003 by:

- **improving the content and clearly defining the brand proposition;**
- **micro-marketing and distribution activity to improve availability; and**
- **refinement of tactical marketing to support the overall brand proposition.**

Initiatives to drive advertising revenues have delivered positive results. During 2003 the Scottish nationals will capitalise on these achievements.

During 2002 the Scottish nationals achieved cost savings of £2.3 million across all cost categories and further initiatives in 2003 are expected to deliver incremental cost savings in 2003.

Review of financial performance

Circulation revenue declined by 7.6% to £260.7 million (2001: £282.1 million). The decline is primarily due to price cutting at a cost of £23.5 million (2001: £4.0 million), including £21.8 million (2001: £3.6 million) for the Daily Mirror.

The Daily Mirror circulation over the 12 month period fell by 3.4%. Excluding sampling, which was discontinued from May, circulation fell by 2.0% (2.4% in 2001).

The Daily Mirror brand was more clearly defined in April 2002 to improve its appeal to younger readers. Research has indicated that the brand proposition has been well received by the readership.

The Sunday Mirror and The People continued to operate in a competitive and difficult market with additional pressure on circulation following the launch of the Daily Star Sunday in September.

The Sunday Mirror limited the decline in circulation for the 12 month period to 4.8%, representing a decline of 3.2% (4.2% in 2001) when sampling, discontinued from May 2002, is excluded. The Sunday Mirror was aligned to the Daily Mirror in April 2002 with a new magazine, M Celebs, which extends the success of the M brand, and a new supplement, The Prem (launched in September 2002). This required additional investment of £3.1 million.

The People circulation fell by 7.8% during the 12 month period, representing a fall of 6.5% (8.2% in 2001) excluding sampling. The title was relaunched in August 2002, with major changes to the product, including a new Sports supplement, supported by a marketing campaign. Whilst competitor activity limited the impact of the changes, circulation has stabilised after an initial loss of 100,000 copies following the launch of the Daily Star Sunday.

Circulation revenue for the UK Nationals fell by 7.6% from £222.9 million to £205.9 million. £18.2 million of incremental price cutting on the Daily Mirror was partially offset by cover price increases on Saturday and the Sunday titles, limiting the net fall in revenues to £17.0 million.

The Scottish market has proved extremely difficult during the year with 12 month declines in circulation (Scottish sales only) for the Daily Record and Sunday Mail of 5.8% and 3.8% respectively. The poor performance of the Daily Record has been attributable to price competition in Scotland with very limited price discounting by the Daily Record.

Circulation revenue for the Scottish titles fell by 7.5% to £54.8 million with revenue lost through circulation declines and price cutting offset by an increased cover price on the Sunday Mail.

Advertising revenue Despite a significant improvement in advertising revenues in the second half (with growth of 2.3%) advertising revenues in the national newspapers operations declined by 3.3% over the full year.

The three UK titles increased advertising revenues in the second half by 2.4%, which partially offset a 10.3% decline in the first half, limiting the annual decline to 4.4% from £150.6m to £144.0 million. The uncertainty and volatility of advertising noted in the first half has continued in the second half although an improving trend, driven by Retail and to a lesser extent Holidays and Classified, had emerged.

In Scotland, further improvements in performance in the second half have limited the annual decline in advertising revenues to 0.1%. Although National advertising in the second half fell by 2.5%, a 4.6% increase in local advertising enabled overall second half growth of 1.8% compared to a decline of 2.3% in the first half.

Operating profit[4][5] The decline in operating profit of the national newspapers division of £17.6 million to £77.6 million arose as a consequence of a decline in advertising revenue of £6.7 million and significant investment in the UK National titles. Margins fell from 18.3% to 15.7%.

The UK Nationals operating profit fell by 26.3% from £70.4 million to £51.9 million, with operating margins falling from 17.4% to 13.5%. This was a reflection of the incremental investment of £19.5 million in marketing, editorial, and product support and the difficult advertising market, which resulted in advertising revenues falling by £6.6 million.

Despite the difficult advertising market and pressure on circulation volumes and revenues from competitor activity, the Scottish National newspaper operations delivered operating profit growth of 3.4%. This improved performance is driven by careful cost control, which was targeted for the short-term and is not envisaged to have any medium or long-term adverse implications for the titles.

(4) the results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly. For 2002, central costs are being separately disclosed within the segmental analysis of operating profit and therefore the comparatives for 2001 have been restated to reflect this change.

(5) stated before exceptional items.

National newspapers – revenue by type

	Total national newspapers			UK national newspapers			Scottish national newspapers		
	2002 £m	2001 £m	change %	2002 £m	2001 £m	change %	2002 £m	2001 £m	change %
Circulation	260.7	282.1	(7.6)%	205.9	222.9	(7.6)%	54.8	59.2	(7.5)%
Advertising	194.2	200.9	(3.3)%	144.0	150.6	(4.4)%	50.2	50.3	(0.1)%
Other	39.1	36.7	6.5%	34.4	32.0	7.5%	4.7	4.7	0.0%
Total revenue	**494.0**	**519.7**	**(4.9)%**	**384.3**	**405.5**	**(5.2)%**	**109.7**	**114.2**	**(3.9)%**

National newspapers – circulation

	Revenue			Volume[1]			Market share[2] 2002
	2002 £m	2001 £m	change %	2002 '000	2001 '000	change %	%
Daily Mirror	134.9	149.0	(9.5)%	2,104	2,188	(3.8)%	32.9%
Sunday Mirror	40.4	41.6	(2.9)%	1,732	1,836	(5.7)%	22.8%
The People	30.7	32.3	(5.1)%	1,245	1,382	(9.9)%	16.2%
Daily Record	37.8	40.9	(7.7)%	493*	510*	(4.3)%	49.2%*
Sunday Mail	15.7	16.4	(4.1)%	592*	616*	(4.1)%	41.2%*
Other Scottish related titles	1.3	1.9	(29.1)%	–	–	–	–
	260.7	**282.1**	**(7.6)%**	**6,166**	**6,530**	**(5.7)%**	

(1) average circulation for 6 months to December, 2001 includes sampling
(2) share of popular element of tabloid market at 29 December 2002
(3) within Scottish market only

Sports

The Group's five sports betting newspaper titles, complemented by two websites, are the pre-eminent suppliers of comprehensive betting information and impartial advice and statistics to an expanding global audience of sports enthusiasts, particularly in the field of horse racing.

The Sports division achieved a record performance in 2002 with operating profit[1] increasing by 44.9% to £11.8 million (2001: £8.2 million). This continued the excellent achievement in 2001, with operating profit growth of 6.3% despite an adverse impact of £0.8 million due to the foot and mouth epidemic.

The Racing Post increased its cover price and its circulation (13.5% 12 monthly increase), consequently circulation revenue grew by 11.2% from £23.5 million to £26.1 million.

The advertising revenue increase in the Sports newspapers of 12.2% was driven by a recovery from the foot and mouth epidemic in 2001 and additional one-off revenues from the World Cup which contributed to first half advertising revenue growth of 25.8% followed by steady growth of 0.5% and 2.0% in quarters three and four respectively.

Racing Post Online, the division's website, achieved breakeven operating profit during the year following efficient cost control and a revenue increase of £0.6 million from online betting. This represents a significant improvement from losses of £0.6 million in 2001. Racingpost.co.uk and Smartbet.co.uk had average monthly page impressions of 19.8 million and 5.4 million respectively during the year.

Sports newspapers – revenue and operating profit

	2002	2001 (restated)[1]	change
	£m	£m	%
Revenues			
Publications	38.1	34.2	11.3%
Online	1.3	0.7	93.9%
	39.4	34.9	12.9%
Operating profit[1]			
Publications	11.7	8.8	34.2%
Online	0.1	(0.6)	
	11.8	8.2	44.9%
Operating margin[1]			
Publications	30.7%	25.5%	

Sports newspapers – revenue analysis

	2002	2001	change
	£m	£m	%
Publications			
Advertising	10.0	8.9	12.2%
Circulation	26.1	23.5	11.2%
Other	2.0	1.8	8.9%
	38.1	34.2	11.3%
Online			
Commissions and advertising	1.3	0.7	93.9%
Total revenues	39.4	34.9	12.9%

[1] The results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly. For 2002, central costs are being separately disclosed within the segmental analysis of operating profit and therefore the comparatives for 2001 have been restated to reflect the change.

Other

Magazines and Exhibitions This division comprises two separate businesses, which via a portfolio of specialist business-to-consumer and business-to-business magazines and exhibitions provides readers, advertisers, exhibitors and attendees with in-depth information in specialist areas.

Voice Media Voice Media is a provider of interactive telephone response services to both internal newspaper operations and external media and advertisers.

Magazines and Exhibitions

The Magazines and Exhibitions division has undergone a major restructuring during the year by the management team appointed in December 2001. The changes involved lower staffing levels, disposals, renegotiations of all supplier contracts and investment in marketing and product quality.

In December, the division sold three specialist motorbike magazines for a consideration of £1.8 million, realising a profit of £1.7 million. These titles contributed £0.9 million to revenues (2001: £0.9 million) and £0.2 million to operating profits during the year (2001: £0.1 million)

The division successfully renegotiated a new 11 year contract with the Chartered Institute of Housing for the endorsement of Inside Housing and expanded The National Boat, Caravan and Leisure Show following the successful 2002 show and exhibitor demand for more space. Two new shows for motorcycles and weddings are being launched in 2003.

The division achieved operating profit[1] of £5.3 million representing a fall of only 2.4% (£0.1 million) despite revenue falling by £1.5 million from £32.5 million to £31.0 million.

Magazines and exhibitions – revenue and operating profit

	2002	2001 (restated)[1]	change
	£m	£m	%
Revenues	31.0	32.5	(4.7)%
Operating profit	5.3	5.4	(2.4)%
Operating margin	17.2%	16.6%	

Magazines and exhibitions – revenue analysis

	2002	2001	change
	£m	£m	%
Advertising	14.9	15.8	(5.6)%
Circulation	4.5	4.3	4.0%
Other	11.6	12.4	(6.9)%
Total revenue	**31.0**	**32.5**	**(4.7)%**

[1] the results are stated after the adoption in 2002 of FRS 17 Retirement Benefits and all comparatives have been restated accordingly. For 2002, central costs are being separately disclosed within the segmental analysis of operating profit and therefore the comparatives for 2001 have been restated to reflect the change.

Voice Media

Voice Media is a provider of interactive telephone response services to both internal newspaper operations and external media and advertisers.

Following the loss of a major contract in 2001, coupled with disappointing results in the second half of the year, the division saw revenues fall by 48.3% to £6.4 million (2001: £12.4 million) with a consequential reduction in operating profit of £3.7 million to £0.2 million (2001: £3.9 million).

Central costs

Following a thorough review of the Group cost base, central costs, which are not directly identifiable to operating divisions, are being separately disclosed to provide a clearer presentation of underlying divisional performance. During the year central costs increased by £2.4 million, from £14.4 million to £16.8 million. The increase in costs is primarily due to consultancy costs and the provision of payments in lieu of notice to senior management.

Financial review

Accounting standards, policies and disclosures This annual report complies with all accounting standards issued by the Accounting Standards Board applicable to financial statements at 29 December 2002. The Group's accounting policies remain consistent with those adopted in 2001, as amended for the adoption in 2002 of FRS 17 Retirement Benefits. The adoption of FRS 17 has required the restatement of the 2001 consolidated profit and loss account, balance sheets, consolidated statement of total recognised gains and losses, reconciliation of movements in consolidated shareholders' funds and associated notes. Note 33 details the effects of the restatement. The commentary on pages 6 to 15 and below reflects the 2001 restated information. Consistent with the presentation adopted in past financial statements, exceptional operating items of the Group in 2002 and 2001 are disclosed on the face of the consolidated profit and loss account.

Overview of operating performance

Group turnover Group turnover decreased by 3.4% to £1,092.2 million (2001: £1,131.1 million). On a like-for-like basis, excluding turnover relating to Post Publications Limited of £2.6 million and Ethnic Media Group Limited of £2.2 million which were both sold in June 2002, turnover decreased by £32.8 million (2.9%) from £1,120.2 million to £1,087.4 million.

Group operating profit Group operating profit before exceptional items increased by 0.3% to £191.0 million. On a like-for-like basis, the increase was 0.3% despite the volatile advertising markets for national newspapers and the regional operations in the South East. Digital Media losses have been reduced by 67.3% to £7.6 million, following the closure of the national portals and the sale of the ISP, which contributed significant losses in 2001 due to the provision of free telephony.

Turnover by nature (£m)



Total Group	
turnover	1,092.2
1 Advertising	618.2
2 Circulation	373.3
3 Other	100.7

Turnover by division (£m)



Total Group	
turnover	1,092.2
1 Regionals	520.7
2 Nationals	494.0
3 Sports	39.4
4 Magazines and exhibitions	31.0
5 Digital media	0.7
6 Other	6.4

Contribution from associates The Group's share of profits from associated companies was £1.5 million (2001: £0.3 million), reflecting the Group's share of profits in Press Association (PA). This includes a £0.1 million exceptional item representing the Group's share of PA's profit on the sale of a property. The 2001 contribution from associates was reduced by the share of losses of PA Sporting Life, partially offset by profits from Reed Aviation, which were both disposed of in 2001.

Net interest payable Net interest payable fell by £6.2 million to £43.0 million. Group operating profit before exceptional items covers the net interest cost 4.4 times. Other finance income, reflecting the FRS 17

interest credit, fell by £4.9 million, to £6.1 million and is expected to be a charge of £2.9 million in 2003.

Exceptional items Exceptional items before tax of £129.3 million (2001: £166.8 million) were incurred during the year. Note 5 to the financial information details the nature of the exceptional items.

2002 exceptional items

	£m
Impairment of carrying value of publishing rights and titles	125.0
Finance function restructuring costs	0.5
Strategy and cost reduction plan determination and implementation costs	12.7
Maxwell related recoveries	(5.6)
Birmingham circulation issue receipt	(1.4)
Share of exceptional items of associated undertakings	(0.1)
Profit on sale of magazine titles	(1.7)
Profit on sale of subsidiary undertakings	(0.1)
Net exceptional items before taxation	**129.3**

These items include an impairment charge of £125.0 million (2001: £150.0 million) in relation to the carrying value of the publishing rights and titles; £0.5 million finance function restructuring costs; £12.7 million of costs associated with the implementation of the Group's strategic and cost reduction plans, including £6.2 million of severance costs which have been partially offset by Maxwell related receipts of £5.6 million and £1.4 million settlement relating to circulation issues in Birmingham. The ongoing implementation of the strategic and cost saving plans are anticipated to result in a further £10.0 million of related implementation costs during this current year.

Group operating profit by division (before exceptional items)

	2002 £m	2001 £m
Regional newspapers	120.5	115.7
National newspapers	77.8	95.2
Sports newspapers	11.6	6.2
Magazines and exhibitions	5.3	5.4
Digital media	(7.6)	(23.5)
Other	0.2	3.9
Central costs	(16.6)	(14.4)
Total Group operating profit	**191.0**	**190.5**

The strategic and cost reduction plans gave rise to an estimated £32.8 million of gross savings in 2002, estimated to rise to at least £42.0 million in 2003. These savings are stated before the £22.7 million incremental reinvestment in product, editorial and marketing activity to ensure the Group's newspapers retain their competitive position and brand strength and the implementation of the various strategies of the Group's businesses. These savings are in addition to the increase in benefits arising from the merger of Trinity plc and Mirror Group plc in September 1999 (£13.7 million), the synergy savings arising from the acquisition of Southnews (£6.1 million) and the reduced level of gross investment in digital media activities (£15.9 million).

Dividends Subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 12.3p per share to be paid on 4 June 2003 to shareholders on the register at 9 May 2003. This will bring the full year dividend to 17.6p per share, retaining the dividend at the 2001 level. The dividend is covered 2.1 times by pre-exceptional earnings and will be fully funded from operating cash flow. The Group's dividend strategy takes into account the Group's operating results, the investment required for delivering its corporate strategy, its financing requirements and the policy to retain the dividend at a level where it is covered more than twice by earnings.

Fixed assets Total fixed assets have decreased during the year by £150.0 million. This movement reflects the £125.0 million impairment charge, the reduction of publishing rights and titles following the disposal of Post Publications Limited (the Sunday Business Post) and Ethnic Media Group Limited (£14.1 million) and a decrease in fixed asset investments due to a fall in the Group's share of the Press Association's net assets, following the deduction of dividends of £9.5 million paid to the Group during the year.

Fixed assets (net book value)

	2002 £m	2001 £m
Intangible assets:		
Publishing rights and titles	1,716.2	1,856.3
Goodwill	8.3	11.6
Tangible assets:		
Land and buildings	175.7	177.4
Plant and vehicles	184.7	208.5
Assets under construction	29.5	3.8
Investments:		
Share of net assets of associates	9.6	17.4
Investments	0.5	0.5
Net book value of fixed assets	**2,124.5**	**2,274.5**

Total Group cost savings

	Cost base comparison	2001 actual saving £m	2002 Incremental £m	2002 total £m	2003 Incremental £m	2003 target £m
Trinity Mirror merger benefits	1999	11.3	2.4	13.7	0.4	14.1
Southnews integration benefits	2000	5.0	1.1	6.1	0.4	6.5
Implementation of strategy and budget cost reduction plans	2001	11.1	21.7	32.8	9.2	42.0

Profit before tax Profit before tax and exceptional items, was £155.5 million (2001: £152.6 million). After exceptional items, profit before tax in 2002 was £26.2 million (2001: loss £14.2 million).

Profit before tax

	2002 £m	2001 £m	change %
Group turnover	1,092.2	1,131.1	(3.4)%
Operating costs:			
Employment costs	(342.7)	(342.7)	–
Newsprint	(153.0)	(187.8)	13.2%
Depreciation	(43.1)	(43.1)	0.5%
Other costs	(352.4)	(367.0)	4.0%
Associates' contribution	1.4	0.3	353.6%
Interest charge	(36.9)	(38.2)	3.4%
Profit before tax and exceptional items	**155.5**	**152.6**	**1.9%**
Exceptionals	(129.3)	(166.8)	
Profit/(loss) before tax	**26.2**	**(14.2)**	

Balance sheet
Balance sheet structure

	2002 £m	2001 £m
Intangible assets	1,724.5	1,868.9
Other fixed assets	400.0	407.6
	2,124.5	**2,274.5**
Equity shareholders' funds	1,140.2	1,345.0
Short-term debt (net of cash)	31.6	82.1
Medium-term debt	634.5	652.0
Net current liabilities	83.9	95.2
Provisions and minority interests	71.2	73.4
Net pension schemes' liabilities	163.1	25.9
	2,124.5	**2,274.5**

Capital expenditure in 2002 was £43.2 million (net) (2001: £28.0 million) against a depreciation charge of £43.1 million (2001: £43.4 million). The capital expenditure includes a further £22.5 million in respect of the regional press replacement project (total expenditure between 2002 and 2004 is estimated to be approximately £90.0 million). Planned capital expenditure for 2003 is approximately £84.0 million, including £54.0 million in respect of the press replacement project. All capital expenditure is expected to be financed from operating cash flow.

Taxation The Group tax charge for 2002 before exceptional items of £47.0 million represents 30.2% of profit before tax and exceptional items of £155.5 million. The effective tax rate of 30.2% has decreased from 30.4% (before exceptional items) in 2001.

Earnings per share Earnings per share, before exceptional items, were 37.1p (2001: 36.5p). After exceptional items, loss per share has decreased from a loss per share of 19.1p to 6.6p.

Net debt At 29 December 2002, net debt was £666.1 million (net of £40.0 million of cash and £23.8 million of bank overdrafts) compared to £735.0 million at 30 December 2001.

Net debt repayment profile

	2002 £m	2001 £m
Repayment within one year	31.6	82.1
Between one and two years	19.2	78.7
Between two and five years	152.7	289.8
After five years	462.6	284.4
Total net debt	**666.1**	**735.0**

Equity shareholders' funds Total equity shareholders' funds at 29 December 2002 were £1,140.2 million, compared to £1,345.0 million at 30 December 2001. This reflects £70.7 million retained loss for the financial year after providing for £51.4 million dividends paid and proposed, £135.8 million unrecognised losses due to the increase in deficit of the pension schemes and the capitalisation of reserves of £0.3 million relating to the exercise of share options, offset by £2.0 million proceeds from the issue of new share capital.

Cash flow and treasury

Cash flow Cash generated from operating activities during 2002 (after exceptional items) increased £14.1 million to £219.0 million. This primarily reflects the improved operating cash flows and improved working capital. Other principal cash outflows in 2002 related to £45.1 million interest and dividends paid to minority shareholders (2001: £50.2 million), lower than 2001 due to lower interest rates and debt levels, tax paid of £39.2 million (2001: £40.1 million), net capital expenditure of £43.2 million (2001: £28.0 million) and the £51.3 million payment of equity dividends (2001: £51.1 million). With the exception of £17.5 million cash inflow from disposals and £9.5 million received from associates, there were no material cash inflows, other than from operating activities, in 2002.

Cash flow movements

	2002 £m	2001 £m
Operating cash flow	219.0	204.9
Net interest and minority dividend payment	(45.1)	(50.2)
Tax paid	(39.2)	(40.1)
Capital expenditure	(43.2)	(28.0)
Equity dividends paid	(51.3)	(51.1)
Net cash flow from acquisitions and disposals	17.5	(6.8)
Other sundry movements	11.2	4.5
Reduction in net debt	**68.9**	**33.2**

Funding and liquidity At 29 December 2002 committed facilities of £909.6 million were available to the Group, of which £204.4 million were undrawn.

On 20 June 2002, the Group completed a refinancing of the £1,050 million unsecured syndicated loan facility (of which £550.0 million was available on that day) and replaced it with a new £369.0 million 5 year revolving credit facility and placed $252.0 million and £10.0 million (net of costs – £181.3 million) in a US and UK private placing. The bank facility was arranged by Trinity Mirror, with no lead banks, and the Royal Bank of Scotland plc

was appointed as the agent bank. The private placing was arranged by Barclays with maturities of 10 (£69.4 million), 12 (£43.9 million) and 15 (£68.0 million) years. The US $252 million proceeds were swapped into sterling (interest linked to LIBOR) with the same maturity profile as the underlying loan notes. At 29 December 2002, drawings under the bank facility were £145.0 million (net of costs – £143.8 million).

Committed financing facilities

	2002 £m	2001 £m
£369m syndicated unsecured bank loan	369.0	–
Balance of £1,050m syndicated bank facility	–	580.0
US$ and £ private placements	472.3	303.6
Finance leases	40.3	45.5
Acquisition loan notes and other bank loans	28.0	35.2
Total	**909.6**	**964.3**
Drawn facilities (including bank guarantees and before capitalised issue costs)	705.2	790.7
Undrawn facilities	**204.4**	**173.6**

Treasury The key risks arising from the Group activities and its financing facilities are funding and liquidity, interest rate, foreign currency and covenants. The treasury policies for managing these risks were approved by the Board in March 2001 and are summarised below.

Liquidity risk The Group's policy is to ensure continuity of funding and flexibility. Debt maturities are spread over a wide range of dates, thereby ensuring that the Group is not exposed to excessive refinancing risk in any one year. The maturity profile of debt outstanding at 29 December 2002 is summarised above.

The Group's liquidity risk arises from timing differences between cash inflows and outflows. The Group manages these risks through unutilised committed and uncommitted credit facilities. It is the Group's policy to maintain sufficient cash balances and committed facilities to meet anticipated funding requirements for the next two years. These resources, together with the expected future cash flows to be generated by the business, are regarded as sufficient to meet the anticipated funding requirements of the Group for at least the next twelve months.

Financing and interest rate risk The Group's exposure to interest rate risk is managed through the use of interest rate swaps, options, caps and forward rate agreements. Hedging transactions are undertaken after a review of the effect on profit after tax of a range of interest rate assumptions and probabilities, determined by reference to the general economic climate and market forecasts for interest rates. Approximately 15.0% of net debt is hedged through interest rate swaps and a further £300 million representing 45% of net debt is hedged by interest rate caps.

Foreign currency risk Less than 1% of the Group's turnover and operating costs are generated in currencies other than sterling. Given the minimal impact on profit after tax of fluctuations in foreign currencies, the Group trades foreign currencies at spot rates. The payment of interest and capital on borrowings denominated in foreign currencies are all fully hedged through cross-currency interest rate swaps.

Covenant risk The Group seeks to standardise the terms of its financial covenants where possible.

The Group's covenants are monitored on an ongoing basis with formal testing of financial covenants at each half year end. The Company continues to comply with all borrowing obligations and financial covenant obligations.

Sly Bailey (40)
Chief Executive
(From 3 February 2003)

Joined the Board and was appointed Chief Executive in February 2003. Formerly Chief Executive of IPC Media Limited.

Peter Birch CBE (65) Senior Independent Director

Joined the Board in March 1998 and was Chairman until September 1999. He is also Chairman of Land Securities plc and Kensington Group plc. He is a non-executive director of N M Rothschild & Sons Ltd, Travelex plc, Sainsbury's Bank plc and Dah Sing Financial Holdings Limited.

Sir Victor Blank (60)
Chairman

Joined the Board in September 1999 having been Chairman of Mirror Group since July 1998. Formerly Chairman of Charterhouse plc, currently Chairman of GUS plc, Deputy Chairman of Coats plc and a non-executive director of Chubb plc. Chairman of Nomination Committee.

Sir Angus Grossart (65)
Non-Executive Director

Joined the Board in September 1999 having been a director of Mirror Group since 1998. He is non-executive Chairman of Scottish Daily Record and Sunday Mail Limited. He is Chairman of the merchant bank Noble Grossart, Vice Chairman of Royal Bank of Scotland plc, Chairman of Scottish Investment Trust plc and a director of Scottish and Newcastle plc and other public companies.

Roger Harrison (69)
Non-Executive Director

Joined the Board in
1991. He is a director
of Sterling Publishing
plc and was previously
Deputy Chairman of
Capital Radio plc, a
director of LWT and
Chief Executive of the
Observer.

Penny Hughes (43)
Non-Executive Director

Joined the Board in
September 1999
having been a director
of Mirror Group since
1997. She was
President of Coca-
Cola Great Britain
and Ireland until
January 1995. She is
Chairman of web-
angel and also serves
as a non-executive
director on the boards
of Vodafone Group,
Skandiaviska
Enskilda Banken
and The Gap Inc.
She is Chairman of
the Remuneration
Coimmittee.

David Marlow (67)
Non-Executive Director

Joined the Board in 1992
and is Chairman of the
Audit Committee. He is
also a director of Brixton
plc and was previously
Chief Executive of 3i
Group plc.

Stephen Parker (50)
Managing Director,
Regional Newspapers

Joined the Board in
1993 and was appointed
Executive Director,
Regional Newspapers
(North) in September
1999. He was appointed
to his current position
in September 2000.

Mark Haysom (49)
Managing Director,
National Newspapers

Joined the Board in
January 1998 and
was appointed
Executive Director,
Regional Newspapers
(Midlands, South
Wales and Southern
England) in September
1999 and to his
current position in
September 2000.

Paul Vickers (43)
Secretary and Group
Legal Director

Joined the Board in
September 1999
having been a
director of Mirror
Group since 1994.
He has responsibility
for corporate affairs
and all legal and
regulatory matters.

Corporate governance

Corporate governance

The Board is committed to maintaining high standards of Corporate Governance in line with the Combined Code issued by the Financial Services Authority, which sets out the Principles of Good Governance and Code of Best Practice. This statement, together with the Directors' Report and the Remuneration Report set out on pages 30 to 36, describes how the Company has applied the relevant principles of the Combined Code.

Directors

The Board, which is responsible and accountable for the Group's operations, meets regularly throughout the year and currently comprises Chairman, Chief Executive, three other executive directors and five other non-executive directors. Peter Birch served through the year as Senior Independent Director. The directors' biographies (set out on pages 20 and 21) illustrate the directors' breadth of experience, which should ensure an effective Board to lead and control the Group.

The non-executive directors, all of whom the Company believes to be independent, are appointed for an initial term of three years and may be invited to serve subsequent terms. Roger Harrison and David Marlow have served as directors for 12 and 11 years respectively but the Board believes that they have each demonstrated their independence on a number of occasions. Sir Angus Grossart is also non-executive Vice Chairman of the Royal Bank of Scotland which is one of the Company's commercial bankers. As Sir Angus has no executive powers in either company and is not involved in the consideration of the commercial terms of the relationship, the Company does not believe that this connection affects his independence. Every director is subject to re-election by shareholders every three years. An assessment is made of any training needs on a director's appointment and appropriate training provided.

All directors have access to the Company Secretary and, in the furtherance of their duties, may take independent professional advice if necessary at the Company's expense.

The Board reserves to itself certain key matters to approve or monitor, such as the Group's strategic plans, acquisitions or disposals, capital expenditure, all financing matters, annual operating plan and budget and the Group's operating and financial performance. The Board also delegates specific responsibilities to committees, each of which has clear terms of reference, as described below:

Audit Committee

The Audit Committee is chaired by David Marlow and comprises two other non-executive directors, Sir Angus Grossart and Peter Birch. The Committee meets to review the Group's interim and annual financial statements before their submission to the Board, to review the appropriateness and effectiveness of the Group's internal controls, accounting policies and procedures and financial reporting, and otherwise as necessary. The Group has an internal audit function to enhance the rolling programme of review and improvement to the Group's internal controls.

The Group Finance Director together with Group finance staff, other directors, the Group's external auditors and the internal auditors, as appropriate, attend meetings of the Committee.

Remuneration Committee

The Remuneration Committee is chaired by Penny Hughes and comprises two other non-executive directors, Sir Victor Blank and Roger Harrison. The Committee meets as required during the year to review the Company's general policy on executive remuneration and the application of the policy to the remuneration and benefits of the executive directors.

The Remuneration Report (set out on pages 30 to 34) contains a more detailed description of the Company's policies and procedures for executive remuneration. The Chief Executive and the Company Secretary, as appropriate, attend meetings of the Committee but they do not participate in discussions on their own remuneration.

Nomination Committee

The Nomination Committee is chaired by the Chairman and comprises in addition the Chief Executive, the Senior Independent Director and Sir Angus Grossart. The Committee meets as required to select and propose to the Board suitable candidates of appropriate calibre for appointment as directors.

Administration Committee

The Administration Committee consists of the Chief Executive, Group Finance Director and Company Secretary and meets as necessary to deal with administrative matters of a day to day nature.

Relations with shareholders

The Company encourages two-way communication with both its institutional and private investors and responds quickly to all queries received orally or in writing. The Chief Executive and the Group Finance Director meet regularly with analysts and institutional shareholders. At the Annual General Meeting all directors, including Committee chairmen, are introduced and available for questions.

Accountability and audit

Operating and financial review

Through the detailed reviews of the performance and financial position in the Chairman's review (pages 4 and 5), review of Group activities (pages 6 to 15) and financial review (pages 16 to 19), together with the Directors' Report (pages 35 and 36), the Board seeks to present a balanced and understandable assessment of the Group's position and prospects. The directors' responsibility for the financial statements is described on page 35.

Internal control

Internal financial control

The directors are responsible for the Company's established system of internal financial control. No system of internal financial control can provide absolute assurance against material misstatement or loss. Such a system is designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and designed to provide effective internal financial control are:

- *Management and organisational structure* – the existing organisational structure is considered appropriate to the size of the Group. This clearly identifies levels of delegated responsibility to operational management. The performance of senior management is regularly evaluated and individual employees' responsibilities are clearly defined and communicated.

- *Financial reporting* – part of the comprehensive management reporting discipline involves the preparation of detailed annual budgets by all operating units. These budgets are reviewed by the executive management and are ultimately summarised and submitted to the Board for approval. Weekly revenue and profit returns are received from all operating units followed by monthly management accounts, which are prepared promptly and reported against the approved budget. Consolidated monthly management accounts are prepared, including detailed profit analysis (with comparisons to budget, latest forecasts, prior year and consensus market opinion), cash flow statement and treasury report (including comparison to the Group's financial covenants), providing relevant, reliable and up-to-date financial and other information to the Board. Revised profit and cash flow forecasts for the current year are prepared and submitted to the Board at quarterly intervals during the year.

- *Investment appraisal* – the Group has a clearly defined framework for capital expenditure which is controlled centrally. Appropriate authorisation levels and limits beyond which such expenditure requires the prior approval of the Group Finance Director or Chief Executive or, in certain circumstances, the Board, are clearly set. There is a prescribed format for capital expenditure applications which places a high emphasis on the overall Group strategy or logic for the expenditure, and demands a comprehensive and sound financial representation of the business case being put forward. All significant corporate acquisitions or investments are controlled by the Board or a Board sub-committee and are subject to detailed investment appraisal and performance of due diligence procedures prior to approval by the Board.

- *Functional reporting* – a number of the Group's key functions, including treasury, taxation, internal audit and risk management, litigation, IT strategy and development, environmental issues and insurance, are dealt with centrally. Each of these functions reports to the Board on a regular basis, through the Chief Executive, Group Finance Director or Company Secretary, as

appropriate. The treasury function operates within the terms of clearly defined policy statements. The policy statements exist to ensure that the Group is not exposed to any unnecessary risk and that there is appropriate hedging against foreign currency and interest rate risks. The Audit Committee reviews reports from management, the internal audit department and the external auditors to provide reasonable assurance that control procedures are in place and are being followed. Formal procedures have been established for instituting appropriate action to correct weaknesses identified from the above reports.

Risk management

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has remained in place throughout the financial year and up to the approval date of the annual report and accounts. The process is subject to regular review by the Board directly and via the workings of both the Audit Committee and Risk Management Group. This accords with the Turnbull guidance on Internal Control for Directors.

Although the Board's overall responsibility for internal control is recognised, the positive contribution made by senior management to the establishment and ongoing development of risk management within the Group is acknowledged.

In reviewing the effectiveness of the Group's system of internal control, the Board has taken into consideration a number of key elements which include: financial and investment controls; management reporting; and the role and activities of the Risk Management Group and the various review, steering, policy and Board committees.

The following illustrate how the risk management process and the system of internal control operated during the 52-week period ended 29 December 2002:

- *Group internal audit* – the remit of the Group's internal audit function has continued to expand to meet the needs and requirements of the Group. The conclusions from the function's work are reported on a regular basis to the Audit Committee and the Chief Executive.

- *Audit Committee* – the role of the Audit Committee includes the review, update and approval of the annual internal audit plan; provision of direction to the internal audit function, external auditors and management in the review of internal controls; alerting the Board to any emerging issues; and consideration of the draft papers prepared for the annual review of effectiveness of the risk management procedures adopted by the Company prior to being submitted to the Board for approval.

- *Risk Management Group* – chaired by the Group Legal Director, the Risk Management Group meets regularly to review and direct further the development and operation of the risk management process within the Group. As a result of a review of the Risk Management Group's composition, the membership was revised, rationalised and strengthened during 2001 to support further its role in Group wide risk management.

- *Divisional and Group functional key risks* – to enable consistent and focused monitoring, reporting, evaluation and management of significant Group risks, the key risks for the Group functions and major operational divisions of the business have been identified and, going forward, will constitute the basis for a revised reporting process.

- *Year end compliance reporting* – a formal process exists for year-end risk management compliance reporting, requiring senior operating company, divisional and Group executive management to confirm compliance with Board policies on internal control and adherence to the risk management process outlined by the Board in March 2000 (and updated in October 2000). Ultimate compliance reporting is required of each and every Board member.

Corporate governance
continued

Steps have been taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to management's and the Board's attention. The Group's systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Further relevant information is included in the Corporate social responsibility review, published on the next page.

Corporate governance compliance statement

Throughout the year ended 29 December 2002, the Company has been in compliance with the Code provisions set out in section 1 of the Combined Code on Corporate Governance issued by the Financial Services Authority.

Going concern basis

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Corporate social responsibility review

Chief Executive's statement

I have not yet been able to get as involved with the detail of our corporate social responsibility activity as I would like.

From the information I have read and the briefings that I have been given it seems that 2002 was a year of further consolidation and development. With the help of the external consultancy, CSR Network, we have begun to evaluate our environmental policy and have established a group of senior managers to take this work further.

During the year the Company sought associate status of the GoodCorporation and are working with advisers towards seeking full GoodCorporation status during the course of 2003.

Considerable work has been undertaken in the area of health and safety and we hope that we have raised awareness of health and safety issues amongst our workforce and have learned lessons from our mistakes.

We continue to include social, ethical and environmental issues on the agenda for every Board meeting.

I fully support the principles of corporate social responsibility and intend to become fully engaged in the Company's work in this area. The change of Chief Executive will not lead to a change in our commitment.

We hope that you take value from this report and would welcome your comments. The web-based version of the report has a feedback facility and readers are invited to send their comments to our Company Secretary at the address below.

Sly Bailey
Chief Executive
27 February 2003

Environment

Environmental Management

Last year we made a commitment to review our existing environmental management arrangements and to start the process of introducing a more formal management system. In line with this, during 2002 we invited CSR Network, an independent consultancy specialising in social and environmental affairs, to undertake an appraisal of the Company's environmental issues and to provide an independent and external view of current performance.

As a result of the recommendations made, we are establishing an Environmental Group, tasked with formalising actions and responsibilities for 2003 and beyond. This Group will be the focus for strengthening environmental management arrangements, including the establishment of:

- a better system for monitoring Group-wide compliance with legal requirements
- formal targets and performance measures on selected key issues
- a process for gathering, tracking and reporting key performance data
- suitable staff training

In setting priorities, the Environmental Group will focus on the Company's main environmental issues, which are associated with four areas of business activity:

Printing operations: emissions, discharges and waste arising at print sites and associated resource consumption.

Distribution: impacts associated with distributing printed products, primarily by road transport.

Purchasing: materials selection and the environmental performance of key contractors.

Property: buildings' energy and water consumption, the development of new sites and the possible presence of contaminated land particularly at older sites.

We have received no environmental prosecutions for the 2002 reporting period.

Waste

Many of the waste materials generated from printing operations are classified as "Special Waste" because of their potentially hazardous properties and conventionally these are sent to special facilities for disposal. During the past 18 months we have systematically reviewed our management of special wastes, with the objective of maximising the beneficial recovery of materials and reducing our burden on the waste disposal infrastructure. A Group wide system for collecting and processing special wastes, which now covers all of the Company's printing sites, has been established. This scheme ensures that a significant proportion of useful materials are recovered by our contractors.

In the "pre-press" area we have focused on the recovery of silver from waste film, photographic developer and fixer, and of aluminium from photographic plates. As a result, during 2002, we successfully recovered 1,250 kg of silver and 922,500 kg of aluminium, an overall recovery rate of over 85%.

The main special wastes generated in press rooms consist of solvent-based chemicals such as "blanket washes", solvent-based inks, solvents used for cleaning machinery, ink and chemical containers and waste oils. All of these materials are now collected separately with the recovery of significant quantities of solvents, oils and metals. Very large quantities of rags are also consumed in press rooms for cleaning equipment, all of which in the past have required disposal as special waste. A complementary scheme for laundering and re-using cleaning cloths has now been established which will remove the need for disposing of around 4 million oily rags every year.

Previously we held consents to discharge certain liquids containing prescribed amounts of chemicals into public drains. An important benefit of our special waste management scheme has been to divert almost one million litres of such wastes from the public sewerage system during 2002, with a corresponding reduction in the burden on sewage treatment works.

The total amount of liquid waste produced has been reduced by the introduction of CTP (computer to plate) technology in certain print plants.

Corporate social responsibility review
continued

In addition to wastes from printing operations, a number of other materials are potentially hazardous and we have made good progress in bringing these within our special waste recovery scheme. This includes batteries, fluorescent lighting tubes and obsolete electronic and IT equipment.

2002 Management of Special Wastes

	Material collected	Material recovered
Liquid wastes (litres)	768,468	557,830 (73%)
Solid wastes (kgs)	34,128	6,029 (18%)

During 2003 we will continue to maximise the beneficial recovery of special wastes. We will also turn our attention to the significant quantities of non-hazardous wastes which the Company generates. We already recycle significant amounts of such waste, for example, much of the waste paper and card from our larger print sites. We believe however that further opportunities for waste reduction and recycling exist and we will pursue these with our contractors.

As a Group, we handle and use significant quantities of packaging materials. In line with the UK's targets to reduce packaging waste and our obligations under the Packaging Waste Regulations, we continue to be a member of the Biffpak compliance scheme.

Energy and water

Our property portfolio changes year on year and this presents difficulties in establishing a meaningful baseline for our buildings' energy consumption. During 2001 we collected electricity and gas consumption from our 'core' major sites, which we believe account for over 95% of our total Company consumption. During 2002, we have again collected data for core sites and also incorporated some additional sites. Next year we intend to review our procedure for measuring buildings' energy consumption, with a view to establishing a 'normalised' figure that can be used more accurately to measure and report our progress in reducing our energy consumption profile.

We believe that our investments in energy saving equipment and new developments are capable of delivering real energy savings. Notably our major print sites at Watford, Oldham and Cardonald have been members of the printing industry Sector Agreement on Climate Change (negotiated between the government and the British Printing Industries Federation) since 2000. This scheme is seeking a 12% reduction in

specific primary energy consumption (electricity and gas) by 2010, measured against a 2000 baseline, expressed as kWh per square metre of printed output. Our sites are well on track to achieve this target and we have recently brought further sites (at Birmingham and Liverpool) into the scheme.

This year we report again figures for our gas and water consumption, although the above caveats about the completeness and comprehensiveness of the data must apply. As for electricity, we intend next year to establish an improved data collection process for gas and water consumption.

2002 Resource consumption

	kWh per annum	CO_2 equivalent (tonnes)
Electricity consumption by 'core' sites	150,000,000	60,450
Gas consumption by 'core' sites	34,289,000	6,220
Water consumption by 'core' sites		322,700 cubic metres

Health and safety

The Board collectively takes overall responsibility for health and safety issues throughout the Group. On a day to day level the Board devolves responsibility to the Managing Directors of each business unit whom, in most cases, in turn rely upon support from a dedicated health and safety manager. The Group's Secretary and Legal Director is the director responsible for ensuring that the whole Board focuses on health and safety issues.

The Board is well aware of its legal and moral obligations for health and safety at work and is committed to preventing accidents, and reducing occupational ill health. As a media group we are involved in reporting to the public serious incidents and consequently we are acutely aware of our responsibilities. The Board believes that staff are our most valuable business asset. Protecting them and others from harm is essential for our future and makes good business sense.

In newspaper printing and publishing our staff can be exposed to a wide variety of occupational hazards, e.g. contact with/exposure to moving machinery, fire, injury in materials handling, noise, mobile transport and hazardous substances.

In accordance with statutory requirements, health and safety policies and procedures are in place to eliminate and reduce the risks associated with newspaper production, so far as is reasonably practicable. Our staff are encouraged to become involved with accident prevention through their elected representatives and by participating in various health and safety committee meetings. Health and safety specialists are employed to provide practical advice, guidance and support to local managers. They are also involved with the provision of health and safety training and monitoring health and safety standards.

Measures taken in 2002

Early in the year, Trinity Mirror carried out detailed health and safety compliance audits at every one of the Group's printing plants to identify improvements that are required. Individual businesses are implementing the recommendations made in these audits and their progress is being closely monitored. The Group has also established a three-year action plan to promote improved health and safety

management and steady progress is being made with its implementation. The following health and safety initiatives were taken in 2002:

- A detailed review of the existing health and safety organisation was completed and recommendations made for improvement. These recommendations are progressively being implemented.
- Arrangements were made for the completion of internal health and safety compliance audits in all office establishments. These audits have started and will continue through 2003.
- Detailed health and safety reviews were carried out on the design of new printing plants that are undergoing construction and commissioning in South Wales, the North East and in the Midlands.
- Group wide contracts for the handling, transportation and disposal of wastes were reviewed to ensure that health, safety and environmental requirements are being met.
- A detailed review of all health and safety risk assessments and safe working procedures relating to work at heights was completed.

The Group is continuing to work with individual businesses to identify further opportunities for improving health and safety performance and reducing risk of injury and occupational ill health.

Group health and safety statistics

The following statistics provide a retrospective, but nevertheless important, measure of our health and safety performance. It is against this benchmark and other targets that the Group sets for itself in the future that any improvements will be measured.

Health and safety performance indicator	2002	2001
Fatalities	–	–
RIDDOR* major injuries	**11**	7
RIDDOR over 3 day injuries	**75**	72
RIDDOR occupational ill health/diseases/conditions	**2**	4
RIDDOR dangerous occurrences	**2**	-
Total number of accidents	**931**	869
RIDDOR events frequency rate†	**0.39**	0.38
All accidents frequency rate‡	**4.1**	4
Total days lost – accidents and occupational ill health‡	**2,137.5**	1,773.5

*RIDDOR = Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995
†Frequency rate = number of accidents per 100,000 hours worked
‡This figure represents 0.07% (2001: 0.06%) of the total number of days worked by the employees of the Group

Whilst the nature of our business and the numbers employed means that these accident statistics are not unexpected, they are not considered by the Board to be acceptable.

Health and safety enforcement activity

In 2002 there was one health and safety enforcement notice issued by the Health and Safety Executive (HSE), compared to two in the previous year. The circumstances of the notice are briefly described below:

Date	Enforcement measure	Action required	Action taken
March	HSE improvement notice	Review and if necessary revise H&S risk assessments and procedures for all working at heights.	The notice was complied with in the given time.

The notice was served following an HSE investigation into the cause of an accident at a printing plant, involving an engineer who fell from a height of approximately 2m whilst carrying out routine maintenance work on a press. Despite the fact that the business fully complied with the notice, HSE also decided to prosecute, leading to a fine of £3,000 plus costs. The business pleaded guilty, on a limited basis, because it accepted a failure to ensure that available safe access equipment was properly used. A detailed health and safety improvement plan is now being implemented within the business and this includes further training for engineering staff in safe working at height. Details of the case were widely circulated within the Group, with an instruction that procedures for all working at heights should be reviewed and improved, where appropriate.

Breakdown of accidents by type of event

	RIDDOR ACCIDENTS 2002 (%)	RIDDOR ACCIDENTS 2001 (%)	All accidents 2002 (%)	All accidents 2001 (%)
Slips and falls (same level)	36	29	21	23
Struck by moving vehicle	7	14	2	3
Lifting and handling of materials	21	13	15	12
Contact with machinery	8	8	5	4
Contact with sharp/abrasive material	1	8	13	14
Stepping on or striking fixed object	5	6	15	14
Use of hand tools	2	5	4	4
Struck by flying or falling object	3	4	6	6
Falls from a height	6	3	1	2
Contact with hazardous substance	–	1	2	4
Contact with electricity	1	–	0.5	–
Object collapsing or overturning	2	–	0.5	1
Contact with hot material/substance	–	–	2	2
Others	8	9	13	11
Total	**100**	**100**	**100**	**100**

Corporate social responsibility review
continued

Ethics

For many years the Company has had a policy on Standards of Business Conduct which we regularly review. The introduction to the current policy states:

"Trinity Mirror plc is the largest newspaper publisher in the UK and a major UK plc. The continuing development and well-being of our business depends on all of us maintaining the highest standards of integrity and personal conduct in all matters which involve the Company.

The Company recognises its obligations to those with whom it has dealings namely its employees, shareholders, readers and advertisers, suppliers and the communities in which its businesses operate. Its reputation is one of the most vital resources of the Company, and depends for its protection upon the honesty and integrity of each and every one of us. This document gives guidance on how the essential standards of integrity and conduct are to be maintained. It is not intended as a statement of new beliefs or the creation of new rules of conduct. Rather, it is a reaffirmation of our continuing values and practices.

Finally, this document should be read in conjunction with any specific code issued to individual groups of employees (e.g. Financial Dealings by Journalists) or any provisions of individual contracts of employment."

The policy itself is available on the Company's website and gives guidance on conflicts of interest, the acceptance of gifts and entertainment, confidential information, insider information, and political and civic activities.

Charities

The Company's policy with regard to charitable donations and other such payments is as follows:

"Trinity Mirror believes that it can best support charities through the pages of its newspapers. This support will either be through appeals to readers for donations or through editorial content, describing the aims and activities of various charities. In every case the decision as to whether or not to support a charity appeal or whether to run editorial comment will be one for the editor of each newspaper.

Trinity Mirror plc will make direct cash donations to charities in certain limited circumstances. The Company will, at a Group level, support various charities connected with or associated with the newspaper, printing or advertising industries.

A second category of direct cash support will be to charities operating in the communities immediately surrounding Trinity Mirror's offices and print sites. The charities that are likely to receive support are smaller community-based charities where a modest donation will make a big impact. It is unlikely that a major national charity that just happens to be based very close to one of our offices would receive a donation.

There will be a further limited general pool of funds out of which donations will be made to legitimate and supportable causes that fall outside the above two criteria. There will, however, need in each case to be a demonstrable business/commercial reason why such support should be given.

Each of our regional newspaper companies will have a small budget out of which they will make direct cash donations to charities working in the community in which the newspaper is based. Scottish Daily Record and Sunday Mail Limited will similarly make a number of donations to appropriate charities based in Scotland.

The national titles of The Daily Mirror, Sunday Mirror and The People are most unlikely to make direct cash donations. They will do so only where they are asked to make a payment to charity in lieu of a fee for an interview or some form of support. Any 'corporate' donations requested from the national titles are likely to be redirected to the Group, as the Company's headquarters share the same office location as that of the national titles.

All 'Group' donations need the prior agreement of the Company Secretary and Group Legal Director. Any local business donations require the prior agreement of the relevant Managing Director.

In addition to cash donations, the Company is active in making donations in kind in the form of used computer equipment, furniture, books, etc. Through its community involvement programmes, the Company makes available members of its staff for volunteering and mentoring programmes.

The Company is actively investigating the introduction of a payroll-giving programme."

Community engagement

Trinity Mirror's newspapers, particularly its regional and local titles, know they are nothing if they are not of the community and for the community. Part of their very *raison d'être* is to champion local causes.

In 2002 Coventry Newspapers won the Midlands Excellence Award in recognition of its support for and commitment to the local community and its impact on society, chosen from a field of 40 companies. The main factors that contributed to this award were the community initiatives by the company's main title, The Coventry Evening Telegraph.

The paper's own Snowball appeal raises money for local disabled children. 2002 was its 13th year of bringing together the local community in fundraising for the charity, which receives on average 150 applications for help each year.

The Evening Telegraph also has a policy of assisting charities with publicity. In 2002 the main focus was on an appeal to build a hospice in Coventry, which involved reader fund-raising initiatives and a specific project encouraging local businesses to donate money instead of buying Christmas cards. Each company was in turn given free space in the paper to offer Christmas greetings to its customers.

In addition, the Evening Telegraph runs, in conjunction with other major local companies, the Pride of Coventry and Warwickshire Community awards which encourage and draw attention to work in the community.

Other community based initiatives included a Keep Coventry Clean project, in conjunction with Coventry City Council; a campaign to get more funding for local schools with an in-paper petition which gathered thousands of signatures and helped secure extra cash for schools; and a daily in-paper platform for over two months for readers' views on a planned new airport near Coventry.

Although Coventry was the major prizewinner in 2002, its activities are mirrored across the country in each of our businesses, both regional and national.

The South London Press runs the Our Heroes Awards and the Community Awards are organised by our titles in East Dorset and the Community Champions Awards take place in Chester and Llandudno Junction. Of course, The Daily Mirror is now in its fifth year of its highly acclaimed Pride of Britain Awards, which celebrates extraordinary achievement from all areas of the country.

In-paper campaigns, such as the Stop the Rot series in Liverpool have a major impact. This campaign is aimed at stopping important Liverpool buildings from falling into ruin and dilapidation. It has led to two key buildings being put back into use and to the appointment of a fulltime heritage inspector in Liverpool. The initiative has been supported by English Heritage and central government. The Evening Mail in Birmingham has campaigned for new laws to stem the tide of gun crime on the streets of that city.

All of our regional titles are active in the Newspapers in Education initiative with Teesside and Newcastle achieving particular praise for their community classrooms. Our titles in North London have actively supported the Green Heart initiative, which encourages the improvement of both public and private gardens to aid the environment. Senior members of the Company sit on various regeneration bodies to which we bring our views to bear as a major local employer on the issues facing our communities, which cover some of the more deprived areas of the country.

2002 also saw the 20th anniversary of the launch of the I Can Do That! column in the Liverpool Echo. This was followed by the launch in July 1997 of the free magazine I Can Do That!, which itself has been a catalyst for similar publications in Newcastle and Teesside. The column and the magazine have set about the slow process of chipping away at negative attitudes towards disabled people. They do that by running stories that show that disabled people also have talents, ambitions and personality and deserve the same opportunities to socialise, eat out and progress in their careers that people in the mainstream take for granted.

The Daily Mirror was very involved in SkillCity, an exhibition covering 160 trades organised in Manchester in November by the Prince's Trust and Skills UK. The paper produced a supplement which helped push visitors up to 100,000 and produced a Skills Mirror, which was distributed as the programme to those who attended the exhibition. Copies were also sent to all secondary schools.

All our newspapers occupy a key position in the communities they serve and together over 260 titles form part of the fabric of everyday life for millions of people around the UK.

Risks and opportunities

Trinity Mirror is not a multinational nor is it engaged in 'heavy' industry. It is not, therefore, exposed to some of the risks faced by those who operate in developing countries or at the sharp end of environmental exposure. The greatest exposure for the Group would, therefore, be a systems failure that led to a domestic failure of its environmental, health and safety or ethical policies. It is unlikely that a failure in any of these three areas would be catastrophic.

The Board believes that the Company's main exposure would be one of reputational damage. The procedure that the Company employs to control and manage these risks is through a regular review of its standards and systems and through training of relevant employees and managers.

The Company's Standards of Business Conduct are embedded within the culture of the Group. More recently the Company's health and safety policies and systems have been put under review and are in the process of being consolidated and codified. Less attention has been paid in the past to environmental matters (other than the sourcing of newsprint). That area too is under review.

The Company believes that opportunities in these areas are, similarly, reputational. We believe that there are advantages as being seen as the employer of choice for those entering our industry, that decision having been made on an assessment, amongst many other things, of our corporate social responsibility programmes. Those programmes will also be key in the retention of staff. We also believe that there are obvious commercial advantages from being seen as a socially responsible company.

Comments to:

Paul Vickers
Secretary and Group Legal Director
Trinity Mirror plc
One Canada Square
Canary Wharf
London E14 5AP

Remuneration report

Unaudited information

Remuneration Committee
The Remuneration Committee (the "Committee") consists of Penny Hughes (Chairman), Sir Victor Blank and Roger Harrison, each of whom are independent non-executive directors, free of any business or other relationship which could interfere with their judgement.

The Committee is a committee of the Board of directors and has been established with formal terms of reference approved by the Board. The Committee has authority to determine the appropriate remuneration, benefits and employment conditions for the executive directors.

The Committee fulfils its duties with a combination of both formal meetings and informal consultation with relevant parties internally, including the Chief Executive, the Secretary and Group Legal Director and the Director of Group Human Resources. Its principal external advisers are New Bridge Street Consultants, who were appointed by the Committee but who also provide remuneration advice to the Company. New Bridge Street Consultants do not provide any other services to the Company.

Remuneration policy
The aim is to provide remuneration packages to ensure that the business can recruit, retain and reward directors competitively in relation to other relevant companies, in particular to the comparator group listed in the note below on share option schemes. The Company's policy is to pay for performance and therefore to provide remuneration of a median level for median performance and at an upper quartile level for upper quartile performance.

The main components of each remuneration package are basic annual salary and benefits, an annual bonus scheme based on performance, share-based incentives and pensions.

In order to align the interests of executive directors with the interests of shareholders, a significant proportion of directors' remuneration is performance related through the use of annual bonus and share option schemes.

Basic annual salary
Basic salaries are reviewed annually by the Committee and are set relative to comparable jobs in selected relevant companies drawn from the comparator list below.

Annual bonus
The Company operates an annual performance-related bonus scheme for a number of executives, including executive directors. This provides for annual cash bonuses up to a maximum of 100% of base salary for the Chief Executive and 75% for all other executive directors, subject to the achievement of challenging earnings, profit and personal business targets. These payments do not form part of pensionable salary. In the financial year 2003 Sly Bailey will be entitled to receive a guaranteed minimum bonus of 50% of her base salary.

The Committee considers that the performance conditions applying to the annual bonus scheme are relevant and stretching and that this results-driven approach is in the interests of shareholders. The details of bonuses earned by executive directors in the period are shown in the table on page 32.

Share option schemes
The Committee approves the terms, conditions and allocation of share options to senior executives. The Committee believes that share-based incentives are an important part of aligning the interests of shareholders and employees in enhancing the long-term performance of the Company.

The Company operates an Inland Revenue-approved savings related share option scheme. The scheme is open to all employees, including executive directors.

At the Annual General Meeting in 2000 shareholders approved new executive share option schemes. The schemes are designed as long-term incentives for senior executives. Grants of options over shares with a face value on date of grant up to 200% of base salary will be made annually and will be exercisable between three and ten years from the date of grant subject to the satisfaction of performance conditions. No options will be exercisable unless the Company's earnings per share growth exceeds inflation, measured by reference to the Retail Prices Index, plus an average of 2% per annum over a period of three years. 50% of each grant of an option to each individual is subject to a total shareholder return comparison against the FTSE mid-250 index of companies on the date of grant. The other 50% is subject to a comparison of total shareholder return

with a group of about 20 other media companies: Aegis Group, British Sky Broadcasting, Capital Radio, Carlton Communications, Chrysalis, Daily Mail & General Trust, EMAP, EMI Group, HIT, Granada, Informa Group, Independent News & Media, Johnston Press, Pearson, Reed Elsevier, Reuters Group, Scottish Media Group, Taylor Nelson Sofres, United Business Media, WPP Group. No vesting will take place on either measure unless the Company's ranking is at least median. For executive directors and other senior executives, options to the original face value of 75% of base salary will become exercisable at median performance with a sliding scale to full vesting at 20th percentile performance. If the performance criteria are not fully satisfied after three years then they can be retested over a period of four, five and six years from the date of grant (ie. from a fixed base year).

These performance conditions have been chosen because they are felt to align most closely the interests of senior executives with the interests of shareholders, by rewarding executives for achieving superior relative total shareholder return performance compared to direct competitors and the FTSE Mid 250 as a whole, whilst at the same time requiring above inflation growth in the underlying business.

The calculation of total shareholder return is performed independently by New Bridge Street Consultants.

Directors' pension arrangements
Mark Haysom, Stephen Parker and Paul Vickers participate in the main Trinity contributory occupational pension scheme as well as the non-contributory Trinity Mirror plc Retirement Plan, which together provide final salary-based pensions on retirement at age 60 of up to 2/3 of their pensionable earnings subject to Inland Revenue limits. A spouse's pension is also payable on the death of a director and a lump sum is payable if death occurs in service. Stephen Parker is not subject to the Inland Revenue pensions cap. Mark Haysom and Paul Vickers, who are subject to the cap, receive an annual cash sum equivalent to 30% of their salary in excess of the cap.

Sly Bailey receives an annual cash sum to use for pension purposes that is equivalent to 33% of her base salary.

The following disclosure of directors' pensions is in line with the latest Companies Act 1985 requirements. The figures for each director give the accrued pension entitlement to which each director would have been entitled had he/she left service at the end of 2002 (and the equivalent figure for the preceding year/the increase in accrued pension over the year). Also disclosed is the transfer value of the accrued pension at the end of 2002 (and the preceding year) and the increase in the transfer value during the year (net of directors' contributions). The transfer values represent a liability of the pension scheme where funded or the Company where unfunded – they are not sums due to be paid to the directors.

Contracts of service
In accordance with current corporate governance best practice, each of the executive directors has a service contract with the Company which can be terminated by either party giving one year's written notice. If any executive director leaves service at the request of the Company (other than for gross misconduct) they will be entitled to receive predetermined compensation ("the prescribed sum") equal to 12 months' base salary and pension loss. Mrs Bailey's contract specifies that if the company terminates her contract after six months of any financial year the prescribed sum will include an amount equivalent to her pro-rata bonus entitlement. Mrs Bailey's contract further provides that if there is a change of control of the company before 2nd February 2004 she may elect to terminate her employment and call for payment of the prescribed sum.

Messrs Haysom, Parker and Vickers each have contracts dated 28 April 2000. Sly Bailey's contract is dated 9 December 2002.

Policy on external appointments
The Company acknowledges that its directors are likely to be invited to become non-executive directors of other companies. The Committee believes that these non-executive duties can broaden the directors' knowledge and experience to the benefit of the Company. Executive directors are, therefore, with the Board's permission, allowed to accept these appointments as long as there is no conflict of interest and to retain any fees.

Performance graphs
Recent legislation introduced by the government requires a company's remuneration report to contain a graph illustrating its performance compared to an appropriate "broad equity market index" over the past five years. As Trinity Mirror plc is currently a constituent of the FTSE Mid-250 Index, that index (minus Investment Trusts) is considered the most appropriate form of "broad equity market index" against which the Group's performance should be graphed. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid). We also show in graph 2 a comparison of the Company's performance against the FTSE All-Share Media and Entertainment Index.



Graph 1 shows the value, by the end of 2002, of £100 invested in Trinity Mirror on 31 December 1997 compared with £100 invested in the FTSE Mid 250 Index (excluding Investment Trusts).The other points plotted are the values at interim financial year-ends.

—— Trinity Mirror   ···· FTSE Mid 250 Index (excluding Investment Trusts)



Graph 2 shows the value, by the end of 2002, of £100 invested in Trinity Mirror on 31 December 1997 compared with £100 invested in the FTSE All-Share Media & Entertainment Index.The other points plotted are the values at interim financial year-ends.

—— Trinity Mirror   ···· FTSE All-Share Media & Entertainment Index

Remuneration report
continued

Audited information

Directors' pension entitlements

	Gross increase in accrued pension £000s p.a.	Increase in accrued pension net of inflation £000s p.a.	Accrued pension at 29 December 2002[1] £000s p.a.	Value of net increase in accrual over period[3] £000s	Total change in value during period[4] £000s	Value of accrued pension at 30 December 2001[2] £000s	Value of accrued pension at 29 December 2002[2] £000s
Margaret Ewing[6]	2	2	8	11	7	64	74
Philip Graf	24	20	254	230	427	3,348	3,802
Mark Haysom	4	3	38	22	15	350	371
Stephen Parker	20	18	132	157	165	1,281	1,465
Joe Sinyor	3	3	5	16	15	24	45
Paul Vickers	3	3	10	21	18	49	73

Notes:
1. Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year (see note 6 for exception).
2. Transfer values have been calculated in accordance with section 1.5 of guidance note GN11 issued by the actuarial profession.
3. The value of net increase represents the incremental value to the director of their service during the year, calculated on the assumption service terminated at the year-end. It is based on the accrued pension increase less the director's contribution.
4. The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stockmarket movements, and is net of the director's contribution.
5. Voluntary contributions paid by directors and resulting benefits are not shown.
6. The figures for Mrs Ewing are based on accrual to date of leaving (30 June 2002).

Mr Graf had pension arrangements that were similar to Mr Parker's.
Mrs Ewing and Mr Sinyor had pension arrangements that were similar to those of Mr Haysom and Mr Vickers.

Non-executive directors

The remuneration of non-executive directors is determined by the Board. No director plays a part in any discussion about his or her own remuneration. The current remuneration consists of annual fees of £32,500 for each non-executive director. The Chairman, Senior Independent Director and Committee Chairmen receive additional remuneration for providing these services to the Company. The Chairman and non-executive directors do not have service contracts and cannot participate in the annual bonus scheme or the executive share option schemes.

The aggregate remuneration of the directors of the company was as follows:

	Basic salary £000	Annual bonuses £000	Taxable benefits £000	Fees £000	Total excluding pensions 2002 £000	Total excluding pensions 2001 £000	Pension contributions 2002 £000	Pension contributions 2001 £000
Executive directors								
Margaret Ewing[2]	159	81	9	–	**249**	382	**57**	101
Philip Graf[6]	461	224	19	–	**704**	529	**133**	118
Mark Haysom[1]	310	73	47	–	**430**	400	**92**	86
Stephen Parker[3]	310	173	36	–	**519**	435	**90**	74
Joe Sinyor[5]	365	160	12	–	**537**	478	**108**	101
Paul Vickers	318	130	22	–	**470**	383	**94**	97
Non-executive directors								
Peter Birch	–	–	–	60	**60**	60	–	–
Sir Victor Blank[2]	–	–	–	175	**175**	175	–	–
Sir Angus Grossart[4]	–	–	2	40	**42**	40	–	–
Roger Harrison	–	–	–	33	**33**	33	–	–
Penny Hughes	–	–	–	40	**40**	40	–	–
David Marlow	–	–	–	40	**40**	40	–	–
Total	**1,923**	**841**	**147**	**388**	**3,299**	**2,995**	**574**	**577**
Total 2001	2,033	361	213	388	2,995			577

For notes, see page 33.

Taxable benefits

	BUPA benefit £000	Car benefit £000	Fuel benefit £000	Relocation expenses £000	Total £000
Margaret Ewing	–	7	2	–	9
Philip Graf	1	14	4	–	19
Mark Haysom	1	15	4	27	47
Stephen Parker	1	13	4	18	36
Joe Sinyor	1	10	1	–	12
Paul Vickers	1	17	4	–	22
Total	**5**	**76**	**19**	**45**	**145**

1. Taxable benefits include relocation expenses and payment of other related costs for Mark Haysom (£26,730; 2001: £49,280) and Stephen Parker (£18,089; 2001: £57,478). The company has paid the tax due on all amounts on behalf of the directors.
2. Sir Victor Blank receives the base fee of £32,500 as a non-executive director and £142,500 as Chairman.
3. The fees for the services of Sir Angus Grossart as non-executive director and as Chairman of Scottish Daily Record and Sunday Mail Limited are invoiced by Noble Grossart Limited.
4. Current salaries of the executive directors after the most recent salary review are: Sly Bailey £500,000, Mark Haysom £317,750, Stephen Parker £317,750 and Paul Vickers £325,700.
5. Joe Sinyor was made redundant on 10 January 2003. In accordance with his contract of employment he was paid the prescribed sum of £473,000 which was equivalent to his base salary and pension loss for 12 months.
6. Philip Graf resigned as a director on 3 February 2003. Mr Graf served written notice of termination on the Company on 18 October 2002. The Company requested that he remain available to serve as Chief Executive until the appointment of a successor, even if that appointment was made after 18 October 2003. Mr Graf remains an employee of the Company until 18 October 2003 and will receive base salary, pension contributions, private health insurance and use of a company car. He does not retain any executive authority and will not be eligible for any bonus or reimbursement of expenses.
7. Margaret Ewing resigned as a director on 30 June 2002.

Interest in shares

The following directors held options to purchase shares under a number of the Group's share option schemes:

	Option price	30 December 2001	(Exercised)/ granted in year	Lapsed in year	29 December 2002	Exercisable between
Executive share options						
Margaret Ewing	544.0p	113,970		(113,970)	–	May 2003 to May 2010
	452.5p	140,441		(140,441)	–	April 2004 to April 2011
Philip Graf	372.6p	30,009			30,009	April 1997 to April 2004
	294.3p	34,897			34,897	March 1998 to March 2005
	352.7p	45,300			45,300	January 1999 to January 2006
	524.5p	39,037			39,037	April 2002 to April 2009
	544.0p	158,088			158,088	May 2003 to May 2010
	452.5p	194,806			194,806	April 2004 to April 2011
	470.5p	–	195,855		195,855	April 2005 to April 2012
Mark Haysom	352.7p	46,500			46,500	January 1999 to January 2006
	524.5p	20,686			20,686	April 2002 to April 2009
	544.0p	77,205			77,205	May 2003 to May 2010
	452.5p	137,016			137,016	April 2004 to April 2011
	470.5p	–	131,774		131,774	April 2005 to April 2012
Stephen Parker	372.6p	17,148			17,148	April 1997 to April 2004
	294.3p	19,704			19,704	March 1998 to March 2005
	352.7p	28,300			28,300	January 1999 to January 2006
	524.5p	21,687			21,687	April 2002 to April 2009
	544.0p	77,205			77,205	May 2003 to May 2010
	452.5p	137,016			137,016	April 2004 to April 2011
	470.5p	–	131,774		131,774	April 2005 to April 2012
Joe Sinyor	454.0p	154,185			154,185	January 2003 to January 2004
	452.5p	154,696			154,696	January 2003 to January 2004
	470.5p	–	155,154		155,154	January 2003 to January 2004
Paul Vickers	436.0p	49,894			49,894	March 2000 to March 2004
	544.0p	113,970			113,970	May 2003 to May 2010
	452.5p	140,441			140,441	April 2004 to April 2011
	470.5p	–	135,069		135,069	April 2005 to April 2012

For notes, see page 34.

Remuneration report
continued

Interest in shares (continued)

	Option price	30 December 2001	(Exercised)/granted in year	Lapsed in year	29 December 2002	Exercisable between
Savings related options						
Margaret Ewing	428.0p	2,263		(2,263)	–	August 2003 to February 2004
Philip Graf	330.0p	818			818	January 2004 to July 2004
	428.0p	1,901			1,901	August 2003 to February 2004
Mark Haysom	330.0p	1,174	(1,174)		–	January 2002 to July 2002
	428.0p	905			905	August 2003 to February 2004
	314.0p	–	1,805	–	1,805	December 2005 to May 2006
Stephen Parker	401.0p	1,032			1,032	December 2002 to June 2003
	330.0p	1,534			1,534	January 2004 to July 2004
	428.0p	1,813			1,813	August 2005 to February 2006
Joe Sinyor	314.0p	–	3,009	–	3,009	January 2003 to July 2003
Paul Vickers	358.1p	4,816	–	(4,816)	–	August 2001 to January 2002
	314.0p	–	3,009	–	3,009	December 2005 to May 2006

1. These options are only capable of exercise if the Earnings Per Share of the company over any three consecutive financial years, commencing no earlier than the year in which the options are granted, have grown by not less than nine per cent above RPI over the same period.

2. These were originally options over Mirror Group plc shares which Mr Vickers "rolled over" on merger. The performance criteria are deemed to have been satisfied.

All other options are subject to the performance criteria set out under Share option schemes on page 30.

The share price on 12 March 2002 when Mark Haysom exercised his savings related share option was 465.5p resulting in a gain of £1,591. The aggregate gain made by directors on the exercise of share options in 2002 was £1,591 (2001: £nil).

Beneficial interests
The lowest price of the share during the year was 326.5p and the highest price was 491.5p. The share price as at 29 December 2002 was 414.0p.

The interests of the directors, all of which are beneficial, in the ordinary shares of the Company are shown below:

	29 December 2002	30 December 2001
Executive directors		
Philip Graf	64,471	64,471
Mark Haysom	4,004	2,830
Stephen Parker	9,154	9,154
Joe Sinyor	5,400	1,400
Paul Vickers	27,863	27,863
Non-executive directors		
Peter Birch	10,702	10,702
Sir Victor Blank (Chairman)	30,000	30,000
Sir Angus Grossart	–	–
Roger Harrison	15,276	15,276
Penny Hughes	1,275	1,275
David Marlow	25,000	25,000

As beneficiaries under the employee benefit trust, the executive directors are deemed to be interested in the shares held by the employee benefit trust which, at 29 December 2002, amounted to 90,855 ordinary shares.

There have been no changes in the interests of the directors in the ordinary shares of the Company since 29 December 2002.

Penny Hughes
Chairman of the Remuneration Committee

27 February 2003

Directors' report

Statement of directors' responsibilities

Under the Companies Act 1985 the directors are responsible for the preparation of financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the financial statements on pages 38 to 61, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Principal activities and future development

The principal activity of the Group is the publication and printing of newspapers, primarily in the United Kingdom. The analyses of turnover and operating profit are included as note 3 to the financial statements. A review of the Group's business and activities during the period is contained in the Message from the Chief Executive on page 2, the operating review of each of the Group's principal businesses on pages 6 to 15 and the financial review on pages 16 to 19.

Details of events since the balance sheet date are contained in note 30 to the financial statements.

The Group's strategic intent is to create a more broadly based leading media and information group by growing organically, by acquisition and by developing opportunities for expansion in new information markets. The directors will develop opportunities in print and electronic form.

Results and dividends

The loss for the 52 weeks to 29 December 2002 attributable to shareholders after taxation and minority interest was £19.3 million. The loss for the period is stated after the provision of £125.0 million impairment charge in respect of the Group's acquired publishing rights and titles. The comparative for 2001 was a loss of £55.6 million (restated for the adoption of FRS 17 Retirement Benefits). An interim dividend of 5.3p per share has been paid on ordinary shares. The directors now recommend a final dividend of 12.3p per share making a total dividend for the year of 17.6p per share. Payment of the recommended final dividend will be made on 4 June 2003 to shareholders registered at the close of business on 9 May 2003. The payment of these dividends requires £51.4 million (2001: £51.2 million), as disclosed in note 9 to the financial statements, leaving a loss of £70.7 million (2001: £106.8 million) to be retained in the Group.

Charitable and political donations

During the year contributions for charitable purposes totalled £210,000 (2001: £105,000), principally to various charities connected or associated with the newspaper, printing or advertising industries and local charities serving the communities in which the Group operates. No direct political contributions were paid during the year.

The editorial stance of the Group's national titles, and in particular that of the Daily Mirror, is politically left of centre and often supportive of the Labour Party. Although the Group does not make direct political donations, it has been in the best interests of the Daily Mirror to sponsor, on commercial terms, certain events in aid of the Labour Party. This is a practice that has been followed for many years. At the Company's AGM held in 2001, various of the Group's subsidiaries received authority from shareholders under the Political Parties, Elections and Referendums Act 2000 to make donations to political parties of up to £75,000 per annum. In 2002 MGN Limited, the publisher of the Daily Mirror, paid £10,000 to the Labour Party for 20 tickets to the annual Gala dinner and the Scottish Daily Record and Sunday Mail Limited paid £20,000 to the Scottish Labour Party to sponsor its annual dinner (2001 total: £55,250).

Directors' report
continued

Employment policies

The Group pursues a policy of equal opportunities to all employees and potential employees. The Group has continued its policy of giving fair consideration to applications for employment made by disabled persons bearing in mind the requirements for skills and aptitude for the job. In the areas of planned employee training and career development, the Group strives to ensure that disabled employees receive maximum possible benefits, including opportunities for promotion. Every effort is made to ensure that continuing employment and opportunities are also provided for employees who become disabled. Within the limitations of commercial confidentiality and security, it is the policy of the Company to take views of employees into account in making decisions, and, wherever possible, to encourage the involvement of employees in the Group's performance. Group companies evolve their own consultative policies. Methods of communication used include advisory committee meetings, newsletters, bulletins, pension trustee reports and management briefings. The Group has operated a savings related share option scheme since 1987 and all eligible employees are encouraged to participate.

Payment of suppliers

The Group has a supplier payment policy which provides for payment of all suppliers (other than those with agreed alternative terms) at the month end following the month of receipt of invoice. All companies within the Group are encouraged to make payments in accordance with those terms and conditions provided that the supplier has also complied with them.

At 29 December 2002, the Company had an average of 34 days (2001: 28 days) purchases outstanding in trade creditors.

Share capital

Details of the movements in the Company's share capital are included as note 25 to the financial statements.

Substantial shareholdings

So far as is known the only persons interested in 3% or more of the ordinary shares of the Company at 11 February 2003 were:

	Number of shares	Holding in Company
Capital Group Companies Inc	38,264,716	13.12%
Fidelity International Ltd	34,807,970	11.93%
Tweedy, Browne Company LLC	15,981,146	5.48%
Standard Life Investments	11,685,060	4.01%
Legal & General Investment Management Ltd	8,980,955	3.08%

Directors' and officers' liability insurance

During the year, the Company has maintained cover for its directors and officers and those of its subsidiary companies under a directors and officers liability insurance policy, as permitted by section 310(3) of the Companies Act 1985.

Directors

The directors of the Company who served during the 52 weeks ended 29 December 2002 are listed below:

Executive
Philip Graf (resigned 3 February 2003)
Margaret Ewing (resigned 30 June 2002)
Mark Haysom
Stephen Parker
Joe Sinyor (resigned 10 January 2003)
Paul Vickers

Non-Executive
Sir Victor Blank
Peter Birch CBE
Sir Angus Grossart
Roger Harrison
Penny Hughes
David Marlow

Their remuneration is summarised on page 32 of the remuneration report.

On 3 February 2003 Sly Bailey was appointed as a director and Chief Executive of the Company.

In accordance with the Articles of Association, the directors are required to retire every three years. Sir Victor Blank, Sir Angus Grossart, Penny Hughes and Paul Vickers retire and stand for re-election at the Annual General Meeting. Sly Bailey will stand for re-election at the Annual General Meeting following her appointment on 3 February 2003.

Auditors

In accordance with section 385 of the Companies Act 1985 a resolution proposing the re-appointment of Deloitte & Touche as auditors to the Company will be put to the Annual General Meeting.

By order of the Board

Paul Vickers
Secretary and Group Legal Director
27 February 2003

Independent auditors' report to the members of Trinity Mirror plc

We have audited the financial statements of Trinity Mirror plc for the year ended 29 December 2002 which comprise the consolidated profit and loss account, the consolidated and holding company balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes 1 to 33 together with the reconciliation of movements in consolidated shareholders' funds. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

* the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 29 December 2002 and of the loss of the Group for the year then ended; and
* the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
27 February 2003

Consolidated profit and loss account
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	notes	Before exceptional items £m	Exceptional items (note 5) £m	Total 2002 £m	Before exceptional items (restated) £m	Exceptional items (note 5) £m	Total 2001 (restated) £m
Turnover	3	1,092.2	–	1,092.2	1,131.1	–	1,131.1
Net operating expenses	2	(901.2)	(131.2)	(1,032.4)	(940.6)	(168.0)	(1,108.6)
Group operating profit	3	191.0	(131.2)	59.8	190.5	(168.0)	22.5
Share of results of associated undertakings		1.4	0.1	1.5	0.3	–	0.3
Total operating profit	4	192.4	(131.1)	61.3	190.8	(168.0)	22.8
Profit on disposal of magazine titles		–	1.7	1.7	–	–	–
Profit on disposals of subsidiary/associated undertakings		–	0.1	0.1	–	1.2	1.2
Profit on ordinary activities before interest		192.4	(129.3)	63.1	190.8	(166.8)	24.0
Net interest payable	6	(43.0)	–	(43.0)	(49.2)	–	(49.2)
Other finance income		6.1	–	6.1	11.0	–	11.0
Profit/(loss) on ordinary activities before taxation		155.5	(129.3)	26.2	152.6	(166.8)	(14.2)
Tax on profit/(loss) on ordinary activities	8	(47.0)	1.8	(45.2)	(46.3)	5.2	(41.1)
Profit/(loss) on ordinary activities after taxation		108.5	(127.5)	(19.0)	106.3	(161.6)	(55.3)
Non-equity minority interest		(0.3)	–	(0.3)	(0.3)	–	(0.3)
Profit/(loss) for the financial year		108.2	(127.5)	(19.3)	106.0	(161.6)	(55.6)
Ordinary dividends on equity shares	9			(51.4)			(51.2)
Retained loss for the financial year	27			(70.7)			(106.8)

	notes			2002			2001
Earnings per share (pence)	10						
Before digital media activities				38.9			42.1
Digital media activities				(1.8)			(5.6)
Underlying earnings per share				37.1			36.5
Exceptional items				(43.7)			(55.6)
Loss per share – basic				(6.6)			(19.1)
Loss per share – diluted				(6.6)			(19.1)

The consolidated profit and loss account for the 52 weeks to 30 December 2001 has been restated for the adoption of FRS 17 (see note 33).

All turnover and results arose from continuing operations.

Notes 1 to 33 form part of these financial statements.

Movements in reserves are set out in notes 26 and 27 to these accounts.

There is no material difference between the reported profit and the historical cost profit on ordinary activities before taxation for the financial year or the loss for the preceding financial year.

Consolidated statement of total recognised gains and losses
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	2002 £m	2001 (restated) £m
Loss for the financial year	(19.3)	(55.6)
Difference between actual and expected return on pension schemes' assets	(170.6)	(145.1)
Experience (losses)/gains arising on pension schemes' liabilities	(11.1)	20.6
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	(12.4)	(22.8)
Deferred tax asset associated with movement on pension schemes' deficits	58.3	44.2
Total recognised gains and losses in the year	(155.1)	(158.7)
Total recognised gains and losses related to the year above	(155.1)	
Prior period adjustments (note 33)	(17.1)	
Total gains and losses recognised since the last annual report	(172.2)	

The consolidated statement of total recognised gains and losses for the 52 weeks to 30 December 2001 has been restated for the adoption of FRS 17 (see note 33).

Consolidated balance sheet
at 29 December 2002 (30 December 2001)

	notes	2002 £m	2001 (restated) £m
Fixed assets			
Intangible assets	11	**1,724.5**	1,866.9
Tangible assets	12	**389.9**	389.7
Investments	13	**10.1**	17.9
		2,124.5	2,274.5
Current assets			
Stocks	14	**7.3**	8.7
Debtors	15	**152.6**	153.9
Cash at bank and in hand		**40.0**	43.5
		199.9	206.1
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts	16	**(66.7)**	(119.3)
Obligations under finance leases	17	**(4.9)**	(6.3)
Other creditors	18	**(243.8)**	(257.8)
		(315.4)	(383.4)
Net current liabilities		**(115.5)**	(177.3)
Total assets less current liabilities		**2,009.0**	2,097.2
Creditors: amounts falling due after more than one year			
Bank loans and loan notes	16	**(599.1)**	(613.7)
Obligations under finance leases	17	**(35.4)**	(39.2)
		(634.5)	(652.9)
Provisions for liabilities and charges	21	**(67.5)**	(69.7)
Non-equity minority interest	22	**(3.7)**	(3.7)
Net assets excluding pension schemes' (liabilities)/assets		1,303.3	1,370.9
Pension schemes' assets	24	**–**	28.8
Pension schemes' liabilities	24	**(163.1)**	(54.7)
Net assets including pension schemes' (liabilities)/assets		1,140.2	1,345.0
Equity capital and reserves			
Called-up share capital	25	**29.2**	29.1
Share premium account	26	**1,080.6**	1,078.7
Revaluation reserve	27	**5.0**	5.0
Profit and loss account	27	**25.4**	232.2
Equity shareholders' funds		**1,140.2**	1,345.0

The consolidated balance sheet as at 30 December 2001 has been restated for the adoption of FRS 17 (see note 33).

These financial statements were approved by the Board of Directors on 27 February 2003 and signed on its behalf by:

Sly Bailey   Chief Executive
Paul Vickers   Secretary and Group Legal Director

Notes 1 to 33 form part of these financial statements.

Consolidated cash flow statement
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	notes	2002 £m	2001 (restated) £m
Net cash inflow from operating activities	31(a)	**219.0**	204.9
Dividends received from associated undertakings		**9.5**	2.6
Interest received from associated undertakings		**–**	0.4
Cash inflow from associated undertakings		**9.5**	3.0
Returns on investments and servicing of finance			
Interest received		**0.9**	2.0
Interest paid		**(43.7)**	(49.8)
Interest element of finance lease rentals payments		**(2.0)**	(2.1)
Dividends paid to minority shareholders		**(0.3)**	(0.3)
Net cash outflow from returns on investments and servicing of finance		**(45.1)**	(50.2)
Taxation paid		**(39.2)**	(40.1)
Net cash inflow before investing activities		**144.2**	117.6
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(46.0)**	(28.9)
Sale of tangible fixed assets		**2.8**	0.9
Net cash outflow from capital expenditure and financial investment		**(43.2)**	(28.0)
Net cash flow before acquisitions and disposals		**101.0**	89.6
Acquisitions and disposals			
Purchase of subsidiary and associated undertakings (including deferred consideration)		**–**	(7.4)
Sale of subsidiary/associated undertakings		**15.7**	0.6
Sale of magazine titles		**1.8**	–
Net cash inflow/(outflow) from acquisitions and disposals		**17.5**	(6.8)
Dividends paid		**(51.3)**	(51.1)
Net cash inflow before financing		**67.2**	31.7
Financing			
Issue of shares		**1.7**	3.9
New unsecured loans		**325.1**	258.8
Repayment of unsecured loans		**(406.9)**	(288.7)
Principal payments under finance leases		**(5.2)**	(4.6)
Net cash outflow from financing		**(85.3)**	(30.6)
(Decrease)/increase in cash	31(b,c)	**(18.1)**	1.1

The comparative figures for the 52 weeks to 30 December 2001 have been restated to reclassify the dividend paid to non-equity minority interest shareholders (£0.3 million) within returns on investments and servicing of finance. This was previously reported within dividends paid.

Notes 1 to 33 form part of these financial statements.

Reconciliation of movements in consolidated shareholders' funds
for the 52 weeks ended 29 December 2002 (52 weeks ended 30 December 2001)

	notes	2002 £m	2001 (restated) £m
Loss for the financial year attributable to shareholders – as previously reported		(19.3)	(53.0)
Effect of implementation of FRS 17	33(b)	–	(2.6)
Loss for the financial year attributable to shareholders – as restated		**(19.3)**	(55.6)
Dividends		(51.4)	(51.2)
Retained loss		**(70.7)**	(106.8)
Other net recognised gains and losses in the year in respect of FRS 17		(135.8)	(103.1)
New share capital subscribed		2.0	4.4
Effect of share options expensed by parent company		(0.3)	(0.5)
Net decrease in shareholders' funds		**(204.8)**	(206.0)
Opening shareholders' funds – as previously reported		**1,345.0**	1,462.4
Effect of implementation of FRS 17		–	88.6
Opening shareholders' funds – as restated		**1,345.0**	1,551.0
Closing shareholders' funds		**1,140.2**	1,345.0

The reconciliation of movements in consolidated shareholders' funds has been restated for the adoption of FRS 17 (see note 33).

Holding company balance sheet
at 29 December 2002 (30 December 2001)

	notes	2002 £m	2001 (restated) £m
Fixed assets			
Tangible assets	12	**0.7**	0.2
Investments	13	**1,884.7**	1,886.9
		1,885.4	1,887.1
Current assets			
Debtors	15	**1,100.4**	1,022.8
Investments	15	**1.0**	1.4
Cash at bank and in hand		**4.0**	5.5
		1,105.4	1,029.7
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts	16	**(27.0)**	(84.8)
Other creditors	18	**(1,025.6)**	(914.4)
		(1,052.6)	(999.2)
Net current assets		**52.8**	30.5
Total assets less current liabilities		**1,938.2**	1,917.6
Creditors: amounts falling due after more than one year			
Bank loans and loan notes	16	**(599.1)**	(613.7)
Net assets excluding pension scheme (liabilities)/assets		**1,339.1**	1,303.9
Pension scheme assets	24	**–**	0.1
Pension scheme liabilities	24	**(2.9)**	–
Net assets including pension (liabilities)/ assets		**1,336.2**	1,304.0
Equity capital and reserves			
Called-up equity share capital	25	**29.2**	29.1
Share premium account	26	**1,080.6**	1,078.7
Profit and loss account	27	**226.4**	196.2
Equity shareholders' funds		**1,336.2**	1,304.0

The holding company balance sheet as at 30 December 2001 has been restated for the adoption of FRS 17 (see note 33).

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The parent company's profit for the financial year amounted to £85.7 million (2001: (restated) £133.8 million).

These financial statements were approved by the Board of Directors on 27 February 2003 and signed on its behalf by:

Sly Bailey   Chief Executive
Paul Vickers   Secretary and Group Legal Director

Notes 1 to 33 form part of these financial statements.

Notes to the financial statements

1 Accounting policies
The financial statements have been prepared in accordance with applicable accounting standards.

The particular accounting policies adopted are described below.

Basis of accounting
The financial statements have been prepared under the historical cost convention as modified by revaluation of freehold properties.

The financial statements reflect the adoption of Financial Reporting Standard ("FRS") 17 Retirement Benefits.

The consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated and holding company balance sheets and reconciliation of movements in consolidated shareholders' funds have been amended to reflect the adoption of FRS 17. The prior period figures have been restated to reflect the removal of the pension costs, prepayments and provisions under SSAP 24 and to include the cost, liability and asset position under FRS 17. There is no impact on the cash flow due to the adoption of FRS 17.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of Trinity Mirror plc and all its subsidiaries.

On the acquisition of a business, including an interest in an associated undertaking or a joint venture, fair values are attributed to the Group's share of the identifiable assets and liabilities of the business existing at the date of acquisition and reflecting the conditions as at that date.

Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet. Prior to the implementation of FRS 10 Goodwill and Intangible Assets, purchased goodwill was written off directly to reserves and has not been reinstated.

Results of businesses are included in the consolidated profit and loss account up to the date of relinquishing control. A business is classified as a discontinued operation if it is clearly distinguishable, has a material effect on the nature and focus of the Group's activities, represents a material reduction in the Group's operating facilities and either its sale is completed or, if a termination, its former activities have ceased permanently prior to the approval of the financial statements.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition to the date of disposal.

Intangible fixed assets
Intangible fixed assets comprise goodwill and acquired publishing rights and titles.

On the acquisition of a business, including an interest in an associated undertaking, the cost of the investment is allocated between net tangible assets, goodwill and publishing rights and titles on a fair value basis. The fair value of publishing rights and titles is assessed by the directors at the date of acquisition, based on discounted cash flow valuations.

In the opinion of the directors, publishing rights and titles have an indefinite economic life and are not, therefore, subject to annual amortisation. The carrying values of these assets are reviewed annually and provision made for any impairment in the carrying value if required.

Goodwill in respect of subsidiaries and associated undertakings is capitalised in the year of acquisition and amortised over the directors' assessment of its useful economic life up to a maximum of 20 years. The directors regard 20 years as a reasonable maximum for the useful economic life of goodwill, since it is difficult to make projections beyond this period.

Any goodwill arising from acquisitions prior to the implementation of FRS 10 was written off to reserves as a matter of accounting policy, remains eliminated in reserves and will be charged or credited to the profit and loss account on the subsequent disposal of the business to which it relates.

Tangible fixed assets
Freehold land and tangible fixed assets not yet in use are not depreciated. Depreciation on assets qualifying for investment and regional development grants is calculated on their full cost. The basis and the annual rates of depreciation relating to tangible fixed assets are:

i) Freehold buildings and leasehold properties with over 50 years unexpired – 2% straight line;

ii) Other leasehold buildings – over the life of the lease;

iii) Plant, fixtures and motor vehicles – appropriate rates with reference to the expected life of the individual classes of assets, or the lease term if shorter, resulting in the assets being written off over periods varying from 3 to 25 years.

Investments
Investments held as fixed assets are stated at cost less provision for any impairment. Listed current asset investments are stated at the lower of cost and market value, and other current asset investments are stated at the lower of cost and estimated net realisable value.

Associated undertakings and joint ventures
Investments, excluding those classified as subsidiaries, are regarded as associated undertakings where the Group has a long-term interest in more than 20% of the equity and exercises a significant influence over their affairs on a continuing basis, or as joint ventures where the Group shares control. These are stated in the consolidated balance sheet as the Group's share of net assets after adjustment for goodwill or discount on acquisition.

Stocks
Stocks are stated at the lower of cost and net realisable value. Cost represents materials, direct labour and production overheads.

Deferred taxation

Deferred taxation is provided in full at the anticipated tax rates on timing differences arising from the different treatment of items for accounting and taxation purposes. No provision is made for deferred tax on investment revaluations. The Group has elected not to discount the deferred tax assets and liabilities.

Foreign currency

Assets and liabilities of foreign subsidiaries, denominated in foreign currencies, are translated into sterling at rates of exchange ruling at balance sheet dates; differences arising therefrom are taken directly to reserves. Transactions denominated in foreign currencies are translated at the average rate applicable to the accounting period. Other exchange differences are taken through the profit and loss account.

Finance and operating leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases. Future instalments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset values recorded in tangible fixed assets and depreciated over the shorter of their estimated useful lives or their lease terms. Payments are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments. Operating lease payments are charged to the profit and loss account in equal annual amounts over the period of the leases.

Pension scheme arrangements – defined benefit schemes

Under FRS 17, pension scheme assets are measured using fair values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term to the liability.

Each pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full, net of deferred tax, and presented on the face of the balance sheet. The movement in the scheme surplus/deficit is split between operating and financing items in the profit and loss account and the statement of total recognised gains and losses.

The full service cost of the pension provision is charged to operating profit. The net impact of the unwinding of the discount rate on scheme liabilities and the expected return of the scheme assets is charged/credited to other finance costs.

Any difference between the expected return on assets and that actually achieved is charged through the statement of total recognised gains and losses. Similarly, any differences that arise from experience or assumption changes are charged through the statement of total recognised gains and losses.

Capital instruments

Capital instruments are accounted for in accordance with the principles of FRS 4 Capital Instruments and are classified as equity share capital, non-equity share capital, minority interest or debt as appropriate.

Financial instruments

Any premium or discount associated with the purchase of interest rate and foreign exchange instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination or on repayment of borrowings, to the extent that they are not replaced, are taken to the profit and loss account.

Deferred income

Investment and development grants received are credited to revenue over the life of the relevant tangible fixed assets.

Turnover

Turnover excludes inter-company sales, VAT and similar sales-based taxes.

Exceptional items

Exceptional items relating to profits or losses on the sale or termination of an operation and costs of a fundamental reorganisation or restructuring, having a material effect on the nature and focus of the Group, are disclosed in accordance with FRS 3 Reporting Financial Performance.

Other items which are deemed to be exceptional by virtue of their size are included under the statutory classification appropriate to their nature but are separately disclosed on the face of the profit and loss account.

Libel litigation

Accruals are made for legal costs in respect of libel litigation in progress. Provision is made for estimated damages where it is judged probable that damage will be payable.

Notes to the financial statements
continued

2 Net operating expenses

	2002 £m	2001 (restated) £m
Turnover	1,092.2	1,131.1
Cost of sales	573.2	608.7
Distribution costs	74.5	79.8
Administrative expenses	385.7	421.3
Other operating income	(1.0)	(1.2)
Net operating expenses after exceptional items	1,032.4	1,108.6
Group operating profit	**59.8**	22.5

Included in the 2002 administrative expenses are exceptional costs amounting to £131.2 million for continuing operations (2001: £168.0 million continuing operations). This includes £125.0 million impairment charge in respect of the Group's acquired publishing rights and titles (2001: £150.0 million).

The prior period figures have been restated to reflect the adoption of FRS 17 (see note 33).

3 Analysis of turnover, Group operating profit and net assets

	2002 £m	2001 £m
a) Turnover		
By geographical destination:		
United Kingdom and Republic of Ireland	1,085.5	1,126.0
Continental Europe	6.2	4.7
Rest of the World	0.5	0.4
	1,092.2	1,131.1
By type:		
Circulation	373.3	393.7
Advertising	618.2	634.1
Other	100.7	103.3
	1,092.2	1,131.1
By division:		
Regional newspapers*	520.7	530.7
National newspapers	494.0	519.7
Sports newspapers	39.4	34.9
Magazines and exhibitions	31.0	32.5
Digital media	0.7	0.9
Other	6.4	12.4
	1,092.2	1,131.1

*Regional newspapers includes turnover relating to Post Publications Limited of £2.6 million (52 weeks to 30 December 2001 £6.9 million) and Ethnic Media Group Limited of £2.2 million (52 weeks to 30 December 2001 £4.0 million), which were sold in June 2002. Regional newspapers also includes turnover relating to the three Metro titles of £9.1 million (52 weeks to 30 December 2001 £8.3 million).

b) Group operating profit

The analysis of the Group's operating profit (before exceptional items) is as follows:

By division:	2002 £m	2001 (restated) £m
Regional newspapers*	120.5	115.7
National newspapers	77.6	95.2
Sports newspapers	11.8	8.2
Magazines and exhibitions	5.3	5.4
Digital media	(7.6)	(23.5)
Other	0.2	3.9
Central costs	(16.8)	(14.4)
	191.0	190.5

*Regional newspapers includes losses relating to Post Publications Limited of £0.1 million (52 weeks to 30 December 2001 £0.2 million) and profits relating to Ethnic Media Group Limited of £0.5 million (52 weeks to 30 December 2001 £0.8 million), which were sold in June 2002. Regional newspapers also includes losses relating to the three Metro titles of £1.5 million (52 weeks to 30 December 2001 £4.5 million).

The comparatives for the 52 weeks to 30 December 2001 have been restated to reflect the separate disclosure of central costs. This change in presentation has no impact on Group operating profit in 2001 or 2002.

The prior period figures have been restated to reflect the adoption of FRS 17 (see note 33).

Group operating profit by geographical destination has not been presented as the element of Group operating profit arising outside the United Kingdom and Republic of Ireland is immaterial.

3 Analysis of turnover, operating profit and net assets (continued)

	2002 £m	2001 (restated) £m
c) Net assets employed		
By division:		
Regional newspapers	**1,105.3**	1,224.0
National newspapers	**811.4**	817.4
Sports newspapers	**38.2**	38.6
Magazines and exhibitions	**8.1**	11.7
Digital media	**–**	–
	1,963.0	2,091.7
Net borrowings	**(666.1)**	(735.0)
Fixed asset investments and non-equity minority interests	**6.4**	14.2
Pension fund assets	**–**	28.8
Pension fund liabilities	**(163.1)**	(54.7)
	1,140.2	1,345.0

The prior period figures have been restated to reflect the adoption of FRS 17 (see note 33).

4 Operating profit

	2002 £m	2001 £m
Total operating profit is stated after charging:		
Depreciation of tangible assets:		
Owned assets	**39.0**	38.7
Leased assets	**4.1**	4.7
Amortisation of goodwill (including £1.8 million accelerated write off of goodwill (2001: £nil))	**3.3**	1.5
Operating lease rentals:		
Plant and machinery	**7.3**	8.7
Other	**10.2**	7.5
Impairment of publishing rights and titles (see note 5)	**125.0**	150.0
Other exceptional items (see note 5)	**6.1**	16.8
Auditors' remuneration:		
Group audit fees	**0.6**	0.5
Circulation audit	**0.4**	0.4
Other	**0.7**	0.4

In 2002, Group audit fees include £0.1 million relating to advice on financial reporting matters. The fees in relation to financial reporting matters for 2001 of £0.2 million are included within Other auditors' remuneration in the current year.

Other remuneration primarily includes fees for transaction support, tax compliance, financial assistance and other assurance services. In addition, £nil (2001: £0.2 million) of Other auditors' remuneration has been included within the profit on disposal of investments.

No audit fee is borne by the Company (2001: £nil).

Notes to the financial statements
continued

5 Exceptional items	2002 £m	2001 £m
Operating exceptional items		
Impairment of carrying value of publishing rights and titles (a)	125.0	150.0
Restructuring costs (b)	13.2	20.0
Maxwell related recoveries (c)	(5.6)	–
Recovery from Maxwell Works Pension scheme (d)	–	(2.0)
Birmingham circulation issue receipt (e)	(1.4)	–
Group exceptional items charged against Group operating profit	**131.2**	**168.0**
Share of exceptional items of associated undertakings (f)	(0.1)	–
Total exceptional items charged against operating profit	**131.1**	**168.0**
Profit on sale of magazine titles (g)	(1.7)	–
Profit on sale of subsidiary undertakings (h)	(0.1)	–
Profit on sale of investment in associated undertakings (i)	–	(1.2)
Net exceptional items before taxation	**129.3**	**166.8**

a) The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, indicated that an impairment charge of £125.0 million (2001: £150.0 million) was required. The impairment charge reduces the carrying value of the Regional titles in the Midlands, to the net present value of future cashflows to be derived from these assets, discounted at 7.5% (2001: 7.3%). In 2001, an impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands.

b) Restructuring costs of £13.2 million (2001: £20.0 million) relate primarily to costs incurred in the formulation and implementation of strategic and profit improvement plans, including cost reduction measures, amounting to £12.7 million (2001: £12.3 million) and ongoing restructuring of the Group's finance systems of £0.5 million (2001: £3.1 million).

c) In 2002, the Group recovered £5.6 million from the liquidators of Maxwell related companies for claims outstanding since 1992.

d) In 1992, Mirror Group loaned the Trustees of the Maxwell Works Pension Scheme sufficient money to pay the benefits due under that scheme. Mirror Group was the principal company under the scheme's trust. The terms of the loan specified that it would only be repaid when the scheme had settled all of its other debts, including monies owed to the government. Mirror Group wrote off the loan in 1992. In December 2001, a repayment of £2.0m was made by the scheme.

e) During the year, the Group received compensation of £1.4 million (net of costs) in relation to outstanding issues following the identification of errors in the circulation for the Birmingham titles in 1999.

f) During the year, Press Association, an associated undertaking, disposed of a property, the Group share of the profit being £0.1 million.

g) In December 2002, the Group disposed of three biker magazines for a cash consideration of £1.8 million realising a profit of £1.7 million. The results of the magazines to the date of disposal have been included in continuing operations. Tax has been charged in respect of this disposal of £0.2 million based on a chargeable gain of £0.8 million.

h) In June 2002, the Group disposed of Post Publications Limited for cash consideration of £6.5 million, realising a loss of £0.3 million, and Ethnic Media Group Limited for total consideration of £10.2 million, of which £9.2 million was paid in cash and £1.0 million is deferred for two years, realising a profit of £0.4 million. The results of the companies to the date of disposal have been included in continuing operations. No tax liability arises on these disposals.

i) In August 2001, the Group sold its investment in Reed Aviation, realising a profit on disposal of £0.5 million. In October 2001, the Group disposed of its investment in PA Sporting Life, realising a profit for the Group of £0.7 million. No material tax liability arose on these disposals.

6 Net interest payable	2002 £m	2001 £m
Interest on bank loans, loan notes and overdrafts		
Wholly repayable within five years	(20.1)	(45.2)
Repayable after five years	(22.1)	(3.0)
Interest on finance leases		
Repayable within five years	(0.3)	(0.8)
Repayable after five years	(1.7)	(1.8)
Interest payable and similar charges	(44.2)	(50.8)
Other interest receivable and similar income	1.2	1.6
Net interest payable	**(43.0)**	**(49.2)**

7 Staff costs

	2002 Number	2001 Number
The average number of persons including executive directors, employed by the Group in the year was:		
Production and editorial	**6,149**	6,424
Sales and distribution	**3,505**	3,792
Administration	**1,804**	1,971
	11,458	12,187

All employees are employed in the United Kingdom and the Republic of Ireland.

	2002 £m	2001 (restated) £m
Staff costs, including directors' emoluments, incurred during the year were:		
Wages and salaries	**285.6**	292.0
Employers' national insurance contributions	**23.9**	24.5
Pension costs	**25.4**	22.4
	334.9	338.9

The prior year pension costs have been restated for the adoption of FRS 17 (see note 33).

Disclosure of individual directors' remuneration, share options, long-term incentive schemes, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the Financial Services Authority are shown in the tables in the audited information section of the Remuneration Report on pages 32 to 34 and form part of these financial statements.

8 Tax on profit on ordinary activities

	2002 £m	2001 (restated) £m
Profit before tax on ordinary activities before exceptional items	**155.5**	152.6
Corporation tax		
Corporation tax charge for the year	**45.5**	40.5
Prior year adjustment	**0.6**	(1.8)
Total current tax charge	**46.1**	38.7
Deferred tax		
Deferred tax charge for the year	**2.9**	3.3
Prior year adjustment	**(2.0)**	4.3
Total deferred tax	**0.9**	7.6
	47.0	46.3

Exceptional:		
UK corporation tax on exceptional items	**(1.8)**	(5.2)
Tax on profit/(loss) on ordinary activities	**45.2**	41.1

Included within the deferred tax charge for the year is a FRS 17 credit of £0.6 million. Within the prior year deferred tax adjustment in 2002 is a credit of £0.5 million in relation to the Press Association's restatement of comparative years due to the adoption of FRS 19.

Reconciliation of current tax charge
The current tax rate for the year is more than the statutory rate of 30% (2001: statutory rate 30%) for the reasons set out in the following reconciliation.

	2002 %	2001 (restated) %
Standard rate of corporation tax	**30.0**	30.0
Permanent items	**1.1**	(2.0)
Depreciation in excess of capital allowances for the period	**0.7**	1.0
Deferred tax on short-term and other timing differences	**(2.6)**	(2.5)
Prior year adjustment corporation tax	**0.4**	(1.1)
Total current tax charge rate	**29.6**	25.4
Deferred tax charge rate	**0.6**	5.0
Effective rate before exceptional items	**30.2**	30.4

The prior year figures have been restated to reflect the adoption of FRS 17 (see note 33).

Notes to the financial statements
continued

9 Dividends	2002 Per Share	2001 Per Share	2002 £m	2001 £m
Interim, paid	5.3p	5.3p	15.5	15.4
Final, proposed	12.3p	12.3p	35.9	35.8
Equity dividends payable on ordinary shares	**17.6p**	17.6p	**51.4**	51.2

10 Earnings per ordinary share	2002	2001 (restated)
Loss for the financial year (£million)	**(19.3)**	(55.6)
Basic and diluted loss attributable to ordinary shareholders (£million)	**(19.3)**	(55.6)
Weighted average number of ordinary shares used for basic EPS calculation ('000)	**291,628**	290,636
Effect of dilutive share options ('000)	**311**	347
Weighted average number of ordinary shares used for diluted EPS calculation ('000)	**291,939**	290,983

To assist comparison, an underlying earnings per share has also been calculated to exclude the impact of exceptional items as shown below:

	2002 £m	2001 (restated) £m
Profit on ordinary activities before digital media investment and exceptional items and after tax and non-equity minority interest	**113.5**	122.5
Loss on ordinary activities from digital media activities after tax	**(5.3)**	(16.5)
Profit on ordinary activities before exceptional items and after taxation and non-equity minority interest	**108.2**	106.0
Exceptional items before taxation	**(129.3)**	(166.8)
Exceptional tax effect	**1.8**	5.2
Exceptional items after tax	**(127.5)**	(161.6)
Loss for the financial year	**(19.3)**	(55.6)

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of shares during the year.

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

The prior year figures have been restated to reflect the adoption of FRS 17 (see note 33).

The implementation of FRS 17 has affected earnings per ordinary share as follows:

Earnings per share (pence)	2002 pence	2001 (restated) pence
Underlying earnings per share before digital media activities – as previously reported	**38.9**	43.0
Effect of implementation of FRS 17	**–**	(0.9)
Underlying earnings per share before digital media activities – as restated	**38.9**	42.1
Digital media activities	**(1.8)**	(5.6)
Underlying earnings per share – as restated	**37.1**	36.5
Exceptional items	**(43.7)**	(55.6)
Basic loss per share – as restated	**(6.6)**	(19.1)
Diluted loss per share – as previously reported	**(6.6)**	(18.2)
Effect of implementation of FRS 17	**–**	(0.9)
Diluted loss per share – as restated	**(6.6)**	(19.1)

11 Intangible fixed assets

	Publishing rights/titles £m	Goodwill £m	Group Total 2002 £m
Cost			
At 31 December 2001	2,005.3	51.2	2,056.5
Disposals	(14.1)	–	(14.1)
At 29 December 2002	1,991.2	51.2	2,042.4
Accumulated amortisation			
At 31 December 2001	(150.0)	(39.6)	(189.6)
Charge for the year	–	(1.5)	(1.5)
Goodwill written off	–	(1.8)	(1.8)
Impairment of publishing rights and titles	(125.0)	–	(125.0)
At 29 December 2002	(275.0)	(42.9)	(317.9)
Net book value			
At 29 December 2002	1,716.2	8.3	1,724.5
At 31 December 2001	1,855.3	11.6	1,866.9

Details of disposals are included within note 32.

The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £125.0 million (2001: £150.0 million) was required. The impairment charge reduces the carrying value of the Regional titles in the Midlands, to the net present value of future cash flows to be derived from these assets, discounted at 7.5% (2001: 7.3%). In 2001, an impairment charge of £100.0 million related to the National titles and £50.0 million related to the Regional titles in the Midlands.

The directors have assessed the expected future impact of acquisitions in previous years and have attributed useful economic lives up to a maximum of 20 years to the goodwill arising.

12 Tangible fixed assets

	Land and buildings Freehold £m	Land and buildings Leasehold £m	Plant & vehicles £m	Assets under construction £m	Group total £m	Company plant & vehicles £m
At cost or valuation						
At 31 December 2001	166.1	23.2	357.3	5.8	552.4	1.7
Additions	2.1	0.5	19.1	24.3	46.0	0.8
Disposals	(0.9)	(0.5)	(7.9)	–	(9.3)	–
Reclassification	(1.0)	(0.1)	0.7	(0.6)	(1.0)	–
Write off of fully depreciated assets	–	–	(15.3)	–	(15.3)	–
At 29 December 2002	166.3	23.1	353.9	29.5	572.8	2.5
Accumulated depreciation						
At 31 December 2001	5.2	6.7	150.8	–	162.7	1.5
Charge for year	2.7	0.8	39.6	–	43.1	0.3
Disposals	(0.2)	(0.5)	(6.2)	–	(6.9)	–
Impairment loss	–	–	0.3	–	0.3	–
Reclassification	(1.0)	–	–	–	(1.0)	–
Write off of fully depreciated assets	–	–	(15.3)	–	(15.3)	–
At 29 December 2002	6.7	7.0	169.2	–	182.9	1.8
Written down book value						
At 29 December 2002	159.6	16.1	184.7	29.5	389.9	0.7
At 30 December 2001	160.9	16.5	206.5	5.8	389.7	0.2

Written down book value of land and buildings comprises:	£m
Freehold land and buildings	159.7
Leases with more than 50 years to run	11.1
Leases with less than 50 years to run	4.9
	175.7

Tangible fixed assets at historical cost	Group total £m	Company plant & vehicles £m
Cost	567.8	2.5
Depreciation	(182.9)	(1.8)
Written down value	384.9	0.7

Notes to the financial statements
continued

12 Tangible fixed assets (continued)

Modified historic cost
Following adoption of FRS 15 Tangible Fixed Assets, the value of certain of the Group's land and buildings has been frozen at modified historic cost. The valuation of £32.9 million has not been updated since the last revaluation in 1988.

	£m
Cost	23.3
Valued in 1988	9.6
	32.9

Plant, equipment and vehicles are all shown at cost.

Included within the total net book value of tangible assets is £29.6 million (2001: £33.1 million) in respect of assets acquired under finance leases. Depreciation for the year on those assets was £4.1 million (2001: £4.7 million).

No provision is made for tax that would arise on any excess of sale proceeds over the cost of land and buildings if they were to be sold at their revalued amounts.

Capital commitments	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Capital expenditure contracted for but not provided in the accounts	43.7	15.0	–	–

13 Investments held as fixed assets	Share of net assets of associates £m	Investments £m	Group total £m
At 31 December 2001	17.4	0.5	17.9
Dividends received	(9.5)	–	(9.5)
Retained profit for the year	1.7	–	1.7
At 29 December 2002	9.6	0.5	10.1

The Group's interests in joint ventures have not been accounted for under the gross equity basis on the grounds of immateriality.

Included within investments is £0.4 million (2001: £0.4 million) in respect of the Company's own shares held in an employee share ownership trust as described in note 25.

	Shares £m	Subsidiary loans £m	Investments £m	Company total £m
Cost				
At 31 December 2001	1,851.3	42.1	0.9	1,894.3
At 29 December 2002	1,851.3	42.1	0.9	1,894.3
Provisions				
At 31 December 2001	6.5	–	0.9	7.4
Costs written off	2.2	–	–	2.2
At 29 December 2002	8.7	–	0.9	9.6
Net book value				
At 29 December 2002	1,842.6	42.1	–	1,884.7
At 30 December 2001	1,844.8	42.1	–	1,886.9

A list of principal subsidiaries and associated undertakings is shown on page 62.

14 Stocks	Group 2002 £m	Group 2001 £m
Raw materials and consumables	7.3	8.7

During the year £nil million (2001: £2.1 million) has been transferred from fixed assets to stock.

15 Debtors	Group 2002 £m	Group (restated) 2001 £m	Company 2002 £m	Company 2001 £m
Trade debtors	122.9	120.1	0.1	0.2
Amounts owed by subsidiary companies	–	–	1,068.4	1,004.8
Other debtors	5.2	9.7	1.8	3.4
Prepayments and accrued income	24.5	24.1	30.1	14.4
	152.6	153.9	1,100.4	1,022.8

Included in amounts owed by subsidiary companies is a £227 million convertible bond, repayable in 2030, with associated accrued interest of £1.2 million (2001: £nil million).

Included in other debtors is £1.0 million deferred consideration due to the disposal of Ethnic Media Group Limited due in June 2004.

The prior year figures have been restated for the adoption of FRS 17 (see note 33).

Current asset investments
The Group has current asset investments in shares in UK listed companies with a book value of £47,000 (2001: £47,000) which had a market value of £1,742,000 at 29 December 2002 (2001: £2,458,900).

The Company has current asset investments in shares in UK listed companies with a book value of £1,019,200 (2001: £1,438,000) which had a market value of £1,019,200 at 29 December 2002 (2001: £1,438,000).

16 Bank loans, loan notes and overdrafts	2002 Within 1 year £m	2002 After 1 year £m	2001 Within 1 year £m	2001 After 1 year £m
Group				
Bank overdrafts	23.8	–	9.2	–
Bank loans	–	143.8	62.0	325.0
Loan notes	42.9	455.3	48.1	288.7
	66.7	599.1	119.3	613.7
Company				
Bank overdrafts	11.6	–	4.2	–
Bank loans	–	143.8	62.0	325.0
Loan notes	15.4	455.3	18.6	288.7
	27.0	599.1	84.8	613.7

Further analysis of finance debt is provided in note 19 of the financial statements.

17 Finance lease obligations and operating lease commitments	Group 2002 £m	Group 2001 £m
Finance lease obligations are repayable as follows:		
Within one year	4.9	6.3
Between one and two years	4.3	3.8
Between two and five years	8.9	9.8
After five years	22.2	25.6
	40.3	45.5

	Land and buildings Group 2002 £m	Land and buildings Group 2001 £m	Other Group 2002 £m	Other Group 2001 £m	Total Group 2002 £m	Total Group 2001 £m
Operating lease commitments for the coming year are as follows:						
Leases expiring:						
Within one year	1.1	0.5	1.3	1.9	2.4	2.4
Between one and five years	2.4	1.4	7.7	7.5	10.1	8.9
After five years	9.8	10.7	–	0.1	9.8	10.8
	13.3	12.6	9.0	9.5	22.3	22.1

The Company had no finance lease obligations or operating lease commitments.

Notes to the financial statements
continued

18 Other creditors: amounts falling due within one year	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Trade creditors	42.6	49.6	0.5	1.3
Amounts owed to subsidiary companies	–	–	968.6	859.2
Corporate taxation	27.2	22.3	3.0	–
Other taxation and social security	20.3	23.0	–	–
Other creditors	22.8	25.9	0.9	0.2
Accruals and deferred income	95.0	101.2	16.7	17.9
Proposed dividends	35.9	35.8	35.9	35.8
	243.8	257.8	1,025.6	914.4

19 Borrowings	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bank overdrafts (unsecured)	23.8	9.2	11.6	4.2
Syndicated unsecured bank loan	143.8	385.0	143.8	385.0
Unsecured fixed rate bank loan	–	2.0	–	2.0
US$45.7m unsecured loan notes	29.8	44.8	29.8	44.8
Unsecured commercial rate loan notes	28.0	33.2	0.5	3.7
US$350m unsecured loan notes	237.1	236.8	237.1	236.8
US$252m unsecured loan notes	171.3	–	171.3	–
£22m unsecured loan notes	22.0	22.0	22.0	22.0
£10m unsecured loan notes	10.0	–	10.0	–
Obligations under finance leases	40.3	45.5	–	–
	706.1	778.5	626.1	698.5
Due within one year	71.6	125.6	27.0	84.8
Due after more than one year	634.5	652.9	599.1	613.7
	706.1	778.5	626.1	698.5

An analysis of the maturity is shown in note 20(a).

Syndicated loan facility
During the year, the Group replaced its £1,050 million unsecured syndicated loan facility with a new £369 million unsecured syndicated loan facility and a private placement consisting of US$252 million and £10.0 million unsecured loan notes. The £369 million unsecured syndicated loan facility is fully repayable on 20 June 2007.

All fees payable to participating banks and costs incurred for the new facility are netted off against the amount drawn under the facility and are being written off over three years.

Unsecured fixed rate loan notes
The outstanding amount of a £2.0 million 7.5% loan was fully repaid in 2002.

US$45.7 million unsecured loan notes
US$45.7 million (2001: $68.6 million) represents the outstanding obligations under a US$160 million US$ private placement undertaken in September 1994. The notes are repayable in equal annual instalments of $22.9 million on 15 September. Both the interest and capital repayments under the notes have been swapped into sterling through the use of cross-currency interest rate swaps. As at 29 December 2002, £29.8 million (2001: £44.8 million) remains outstanding under these loan notes.

US$350 million and £22 million unsecured loan notes
On 24 October 2001 the Group issued unsecured loan notes totalling $350 million and £22 million through a private placing in the United States and the UK respectively. The placing consisted of 5 series with different interest rates and maturities as follows:

U$80 million 6.6% fixed rate Series A notes due 24 October 2008
U$190 million 7.04% fixed rate Series B notes due 24 October 2011
U$80 million 7.19% fixed rate Series C notes due 24 October 2013
£16 million 7.3% fixed rate Series D notes due 24 October 2011
£6 million floating rate series E notes due 24 October 2008

All the notes are repayable in full on maturity. Both the interest and capital repayments under US$-denominated notes have been swapped into sterling through the use of cross-currency interest rate swaps. At 29 December 2002 £259.1 million (2001: £258.8 million) (net of costs) remains outstanding under these loan notes. The costs of the issue are being written off over the term of the notes.

19 Borrowings (continued)

US$ 252 million and £10 million unsecured loan notes
On 20 June 2002, the Group issued unsecured loan notes totalling $252 million and £10 million through a private placing in the United States and the UK respectively. The placing consisted of 4 series with different interest rates and maturities as follows:

US$102 million 7.17% Series A notes due 20 June 2012
US$50 million 7.27% Series B notes due 20 June 2014
US$100 million 7.42% Series C notes due 20 June 2017
£10 million 7.14% Series D notes due 20 June 2014

All the loan notes are repayable in full on maturity. Both interest and capital payable under the US$ denominated loan notes have been swapped into sterling through the use of cross currency swaps. At 29 December 2002, £181.3 million (net of costs) remains outstanding under these loan notes. The costs of the issue are being written off over the term of the notes.

Unsecured commercial rate loan notes
The Group had issued unsecured loans as part consideration for various acquisitions undertaken in the past. Interest on the loan notes is linked to LIBOR or base rate.

Obligations under finance leases
The Group has a number of assets at its printing plants which have been funded through finance leases. Substantially all the leases are at variable rates of interest linked to LIBOR.

20 Financial instruments
The Group's policies as regards derivatives and financial instruments are set out in the Financial Review on pages 18 to 19 and the accounting policies on pages 42 and 43. The Group does not trade in financial instruments.

a) Maturity profile of financial liabilities excluding short-term debtors and creditors	Group 2002 £m	Group 2001 £m
Repayable by instalments as follows:		
Overdrafts		
Repayable within one year	23.8	9.2
Bank loans		
Repayable within one year	–	62.0
Between one and two years	–	60.0
Between two and five years	143.8	265.0
Loan notes		
Repayable within one year	42.9	48.1
Between one and two years	14.9	14.9
Between two and five years	–	15.0
After five years	440.4	258.8
Obligations under finance leases		
Repayable within one year	4.9	6.3
Between one and two years	4.3	3.8
Between two and five years	8.9	9.8
After five years	22.2	25.6
	706.1	778.5

The Group has the following undrawn committed borrowing facilities at the year end:

	Group 2002 £m	Group 2001 £m
Expiry date		
Between two and five years	204.4	173.6
	204.4	173.6

Notes to the financial statements
continued

20 Financial instruments (continued)

b) Interest rate profile excluding short-term debtors and creditors

The following interest rate and currency profiles of the Group's financial assets and liabilities are after taking into account interest rate and cross currency interest rate swaps entered into by the Group.

	Fixed rate £m	Floating rate £m	Total £m	Weighted average rate[1] %	Weighted average period[1] Years
At 29 December 2002					
Sterling	126.0	141.9	267.9	6.3%	3.0
US$ swapped into sterling	–	438.2	438.2	–	–
Gross sterling borrowings	**126.0**	**580.1**	**706.1**	**6.3%**	**3.0**
At 30 December 2001					
Gross sterling borrowings	118.0	658.2	776.2	6.3%	3.3

[1]In respect of fixed rate borrowings.

Interest on the floating rate liabilities is based on LIBOR and base rates. In addition to the above the Group has interest rate caps on a total £300.0 million (2001: £nil million) notional principal with an interest rate of 5.75%, expiring in the first half of 2004.

Financial assets

The only financial assets held by the Group comprise cash at bank and in hand of £40.0 million (2001: £43.5 million). Interest on deposits held at bank is received at the prevailing overnight deposit rate.

c) Fair value of financial assets and liabilities excluding short-term debtors and creditors

Primary financial instruments held or issued to finance the Group's operations	2002 Carrying amount £m	2002 Estimated fair value £m	2001 Carrying amount £m	2001 Estimated fair value £m
Bank overdrafts (unsecured)	**23.8**	**23.8**	9.2	9.2
Syndicated unsecured bank loan	**143.8**	**145.0**	385.0	385.0
Unsecured fixed rate bank loans	–	–	2.0	2.0
US$45.7m unsecured loan notes	**29.8**	**31.3**	44.8	52.4
Unsecured commercial rate loan notes	**28.0**	**28.0**	33.2	33.2
US$350m unsecured loan notes	**237.1**	**266.0**	236.8	270.1
US$252m unsecured loan notes	**171.3**	**200.8**	–	–
£22m unsecured loan notes	**22.0**	**24.2**	22.0	24.9
£10m unsecured loan notes	**10.0**	**11.4**	–	–
Obligations under finance leases	**40.3**	**40.3**	45.5	45.5
	706.1	**770.8**	778.5	822.3

Financial assets

Cash at bank and in hand	**40.0**	**40.0**	43.5	43.5

Derivative financial instruments held to manage interest rate and currency profile

Interest rate swaps	**(0.3)**	**(1.7)**	–	(0.9)
Cross currency interest rate swaps	**(0.6)**	**(2.2)**	(1.2)	(5.7)
Interest rate caps	**0.9**	**0.1**	–	–
	–	**(3.8)**	(1.2)	(6.6)

Market values have been used to determine the fair values of all interest rate swaps, cross currency interest rate swaps and interest rate caps. With the exception of the US denominated unsecured loan notes, all sterling financial liabilities have a market value equivalent to the book value as the underlying interest costs are at variable market rates. The fair value of the US denominated unsecured loan notes has been calculated by discounting the underlying cash flows and using the year-end exchange rate to convert the US$ value to sterling.

d) Currency profile

The Group has no material foreign currency exposures as the US$45.7 million, U$350 million and US$252 million unsecured loan notes detailed in note 19 are hedged through cross-currency interest rate swaps.

e) Hedges

As at 29 December 2002 there were unrecognised losses on financial instruments used as hedges of £5.4 million (2001: £11.3 million) and losses carried forward in the balance sheet of £0.6 million (2001: £1.2 million), of which £1.2 million (2001: £0.9 million) and £0.4 million (2001: £0.6 million) respectively are expected to be recognised in the financial year ending 28 December 2003.

As at 29 December 2002, there were unrecognised gains on financial instruments used as hedges of £1.6 million (2001: £4.6 million) and gains carried forward in the balance sheet of £0.9 million (2001: £nil million) of which £nil million (2001: £nil million) and £0.7 million (2001: £nil million) respectively are expected to be recognised in the financial year ending 28 December 2003.

Losses of £nil million (2001: £2.8 million) arising on hedges recognised in the financial year ended 29 December 2002 related to previous financial periods.

There are no gains arising on hedges recognised in the financial year end 29 December 2002 which related to previous financial periods.

21 Provisions for liabilities and charges	Deferred taxation (restated) £m	Property provision £m	Pension provision (restated) £m	Total (restated) £m
At 31 December 2001 – as previously reported	46.8	17.9	32.8	97.5
Effect of implementation of FRS 17	5.0	–	(32.8)	(27.8)
At 31 December 2001 – as restated	51.8	17.9	–	69.7
Utilised (within profit and loss account)	–	(4.2)	–	(4.2)
Charged to profit and loss account	2.0	–	–	2.0
At 29 December 2002	53.8	13.7	–	67.5

The prior year figures have been restated to reflect the adoption of FRS 17 (see note 33).

The property provision relates to onerous property leases and future committed costs related to occupied, let and vacant properties. This provision will be utilised over the remaining term of the leases. During the year £4.2 million was utilised in respect of this provision.

22 Non-equity minority interest

The non-equity minority interest comprises 3.7 million 7.8% cumulative convertible redeemable preference shares of £1 each in a subsidiary company, The Adscene Group Limited. They are redeemable at the Company's option at par, after January 2016. The preference shares carry a dividend payable half yearly in arrears.

Dividends paid during the year of £0.3 million (2001: £0.3 million) are included in the profit and loss account.

23 Deferred taxation	2002 £m	2001 (restated) £m
Accelerated capital allowances	56.5	55.8
Short-term timing differences	(2.7)	(4.0)
Total provision	53.8	51.8

The prior year figures have been restated to reflect the adoption of FRS 17 (see note 33).

Provision for tax on capital gains payable on the disposal of revalued properties is made only when it is decided in principle to dispose of the asset.

The tax liability on capital gains if all properties had been sold at their book values, and without taking advantage of rollover relief, is estimated to be £0.2 million (2001: £0.2 million).

Other deferred taxation not provided is in respect of gains deferred by rollover and held-over relief of £3.2 million (2001: £8.2 million).

24 Pensions

Pension schemes
In November 2000 the Accounting Standards Board issued FRS 17, Retirement Benefits, replacing SSAP 24, Accounting for Pension Costs. On 2 July 2002, the Accounting Standards Board announced its intention to defer the full implementation of FRS 17. However, the Group continued with full adoption.

The Group operates a number of funded final salary pension schemes including two executive arrangements, all of which have been set up under Trusts that hold their financial assets separately from those of the Group. In addition, a number of defined contribution arrangements are currently operated, however, the cost of these is immaterial and is not separately disclosed within the pension costs for the Group.

Two of the schemes, namely the Mirror Group Pension Scheme (the "Old Scheme") and the MGN Past Service Pension Scheme (the "Past Service Scheme") cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme or by Guaranteed Minimum Pension provided by the State.

Following an actuarial valuation of these pension schemes as at 31 December 2000, which showed that they have sufficient assets to meet their liabilities for members' benefits, no contributions were necessary during 2002.

In addition to the above schemes, the Group operates a further eight final salary schemes. Formal valuations of schemes are carried out every three years, the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees.

Notes to the financial statements
continued

24 Pensions (continued)

Pension schemes (continued)

The most significant of the schemes are the Trinity Retirement Benefit Scheme (the "Trinity Scheme"), the MGN Pension Scheme (the "MGN Scheme") and the Midland Independent Newspapers Pension Scheme (the "MIN Scheme"), which together represent over 95% of the aggregate market value. The last formal valuation of these schemes was undertaken on 30 June 2001 for the Trinity Scheme, 31 December 2000 for the MGN Scheme and 31 March 2002 for the MIN Scheme. These valuations showed surpluses of £44.4 million and £0.3 million in the Trinity and MIN Schemes respectively and a deficit of £8.3 million in the MGN Scheme. All of the schemes are being funded in accordance with the recommendations of the respective actuaries. In 2003, employers' contributions to the MIN and MGN Schemes have been increased by 2% to 14% and by 1% to 10% respectively.

During the year, the decision was taken to close entry to the three final salary pension schemes to new employees with effect from 1 January 2003. Existing staff who are eligible to join a final salary scheme have until 28 February 2003 to apply. All new employees, after 1 January 2003, are entitled to participate in a new Group defined contribution plan.

Valuations have been performed in accordance with the requirements of FRS 17 as at 29 December 2002. Scheme liabilities have been calculated using a consistent projected unit valuation method and compared to the schemes' assets at the 29 December 2002 market value.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities and the total value of those liabilities under FRS 17 are:

	Assumptions as at 29 December 2002 (%)	Assumptions as at 30 December 2001 (%)	Assumptions as at 31 December 2000 (%)
Discount rate	5.60	5.75	5.90
Inflation rate	2.30	2.50	2.50
Pension increases:			
Pre 6 April 1997 pensions	2.30 to 5.00	2.50 to 5.00	2.50 to 5.00
Post 6 April 1997 pensions	2.30 to 3.00	2.50	2.50
Salary Progression	4.05	4.25	4.25
Actuarial value of scheme liabilities (£ million)	**1,105.8**	**1,036.9**	**982.6**

The market value of assets in the Group's schemes and the expected rates of return on each class of assets are:

	Expected rate of return at 29 December 2002 (%)	Market value at 29 December 2002 £m	Expected rate of return at 30 December 2001 (%)	Market value at 30 December 2001 £m	Expected rate of return at 31 December 2000 (%)	Market value at 31 December 2000 £m
UK equities	8.40	307.4	7.90	329.0	7.40	388.0
US equities	8.40	45.9	7.90	55.0	7.40	41.8
Other overseas equities	8.70	113.4	8.10	120.2	7.60	171.9
Property	6.50	0.7	6.90	0.7	6.10	1.6
Corporate bonds	5.60	36.4	5.75	37.7	5.90	–
Fixed-interest gilts	4.50	339.8	5.00	421.2	4.75	456.3
Index-linked gilts	4.50	10.4	5.00	9.4	4.50	10.6
Cash	4.30	18.8	4.50	26.7	4.50	19.6
		872.8		**999.9**		**1,089.8**

The overall net deficit between the assets of the Group's defined benefit pension schemes and the actuarial liabilities of those schemes at 29 December 2002 is as follows:

	Defined benefit assets £m	Defined benefit liabilities £m	Total as at 29 December 2002 £m	Total as at 30 December 2001 £m	Total as at 31 December 2000 £m
Fair value of schemes' assets			872.8	999.9	1,089.8
Actuarial value of schemes' liabilities			(1,105.8)	(1,036.9)	(982.6)
Schemes' (deficits)/surpluses	–	(233.0)	(233.0)	(37.0)	107.2
Deferred tax	–	69.9	69.9	11.1	(32.2)
Net schemes' (liabilities)/assets	**–**	**(163.1)**	**(163.1)**	**(25.9)**	**75.0**

The contributions made during the year totalled £17.4 million (52 weeks to 30 December 2001 £14.5 million).

The future contribution rates for the Group's most significant schemes range from 9% to 14% of pensionable salaries. Under the above projected unit method of valuing scheme liabilities, the cost of the Group's closed schemes will increase as the schemes' membership status matures.

24 Pensions (continued)

Pension schemes (continued)

The amounts included within operating profit for the year under FRS 17 are as follows:

	52 weeks to 29 December 2002 £m	52 weeks to 30 December 2001 £m
Current service cost	24.6	22.4
Past service cost	0.8	–
Total included within operating profit	**25.4**	22.4

The amounts included as other finance income for the year under FRS 17 are as follows:

	52 weeks to 29 December 2002 £m	52 weeks to 30 December 2001 £m
Expected return on pension schemes' assets	(64.6)	(67.8)
Interest cost on pension schemes' liabilities	58.5	56.8
Net finance income	**(6.1)**	(11.0)

The movement in the (deficit)/surplus during the year is analysed below:

	52 weeks to 29 December 2002 £m	52 weeks to 30 December 2001 £m
Opening (deficit)/surplus in the schemes	(37.0)	107.2
Current service cost	(24.6)	(22.4)
Contributions	17.4	14.5
Past service costs	(0.8)	–
Finance income	6.1	11.0
Actuarial losses	(194.1)	(147.3)
Closing deficit in the pension schemes	**(233.0)**	(37.0)

The history of experience gains and losses has been:

	As at 29 December 2002 £m	As at 30 December 2001 £m
Difference between the expected and actual return on scheme assets	(170.6)	(145.1)
Percentage of scheme assets	(19.5%)	(14.5%)
Experience gains and losses on scheme liabilities	(11.1)	20.6
Percentage of scheme liabilities	(1.0%)	2.0%
Total amount recognised in statement of total recognised gains and losses	(194.1)	(147.3)
Percentage of scheme liabilities	(17.6%)	(14.2%)

The profit and loss reserve is analysed below:

	As at 29 December 2002 £m	As at 30 December 2001 £m
Profit and loss reserve excluding pension reserve	188.5	258.1
Pension reserve	(163.1)	(25.9)
Profit and loss reserve	**25.4**	232.2

Company

The Company contributes to a number of the Group's defined benefit pension schemes and is the sponsoring company for the Trinity executive scheme. As the Group's pension schemes operate for employees of a number of Trinity Mirror companies, the Company is unable to identify its share of the underlying assets/liabilities of the remaining schemes. Under FRS 17 the actual cost of providing pensions to the company will be charged to the profit and loss account as incurred during the year.

The pension cost charged to the company's profit and loss account in 2002 is £0.5 million (2001 (restated): £0.5 million).

Notes to the financial statements
continued

24 Pensions (continued)

Company (continued)

The market value of assets in the Company's schemes and the expected rates of return on each class of assets are:

	Expected rate of return at 29 December 2002 %	Market value at 29 December 2002 £m	Expected rate of return at 30 December 2001 %	Market value at 30 December 2001 £m	Expected rate of return at 31 December 2000 %	Market value at 31 December 2000 £m
UK equities	8.40	2.8	7.90	3.3	7.40	3.7
US equities	8.40	0.3	7.90	–	7.40	–
Other overseas equities	8.70	0.8	8.10	1.3	7.60	1.4
Property	6.50	0.1	6.90	0.2	6.10	0.2
Fixed-interest gilts	4.50	0.9	5.00	0.8	4.75	0.9
Cash	4.30	1.6	4.50	0.3	4.50	0.3
		6.5		5.9		6.5

The financial assumptions used in calculating the Company scheme's liabilities are the same as those used for the Group scheme liabilities as detailed above.

The overall net deficit between the assets of the Company's defined benefits pension scheme and the actuarial liabilities of that scheme at 29 December 2002 is as follows:

	Defined benefit assets £m	Defined benefit liabilities £m	Total as at 29 December 2002 £m	Total as at 30 December 2001 £m	Total as at 31 December 2000 £m
Fair value of scheme's assets			6.5	5.9	6.5
Actuarial value of scheme's liabilities			(10.6)	(5.7)	(5.3)
Scheme (deficits)/surpluses	–	(4.1)	(4.1)	0.2	1.2
Deferred tax	–	1.2	1.2	(0.1)	(0.4)
Net scheme's (liabilities)/assets	–	(2.9)	(2.9)	0.1	0.8

The movement in the (deficit)/surplus during the year is analysed below:

	52 weeks to 29 December 2002 £m	52 weeks to 30 December 2001 £m
Opening (deficit)/surplus in the scheme	0.2	1.2
Current service costs	(0.5)	(0.5)
Contributions	1.9	0.5
Finance income	0.2	0.2
Actuarial losses	(5.9)	(1.2)
Closing (deficit)/surplus in the pension scheme	(4.1)	0.2

The profit and loss reserve is analysed below:

	As at 29 December 2002 £m	As at 30 December 2001 £m
Profit and loss reserve excluding pension reserve	229.3	196.1
Pension reserve	(2.9)	0.1
Profit and loss reserve	226.4	196.2

25 Called-up share capital

	2002 Number	2002 £m	2001 Number	2001 £m
Authorised				
Ordinary shares of 10p each	450,000,000	45.0	450,000,000	45.0

	2002 Number	2002 £m	2001 Number	2001 £m
Allotted, called-up and fully paid ordinary shares of 10p each				
At 31 December 2001	291,218,992	29.1	290,103,205	29.1
Issued on exercise of options	488,768	0.1	1,115,787	–
At 29 December 2002	291,707,760	29.2	291,218,992	29.1

£2,015,000 was raised in 2002 (2001: £4,426,000) on the exercise of share options, including share premium of £1,967,000 (2001: £4,426,000).

25 Called-up share capital (continued)

Share option schemes
Under the terms of the Group's various share option schemes, the following options to subscribe for ordinary shares were outstanding:

Scheme	Grant dates	Number of shares	Exercise prices	Exercise dates
Executive	1994-1996	235,569	294p-438p	Apr 1997-Sept 2006
Savings-related	1997-2002	4,861,926	314p-428p	Dec 2000-Jun 2006
Executive approved	1997-1999	294,603	426p-620p	May 2000-Dec 2009
Executive unapproved	1996-1999	1,477,394	339p-620p	Sep 1998-Dec 2009
Mirror Group Savings Related (Rollover)	1996	345,189	358p	Aug 2001-Feb 2004
Mirror Group Executive Share Option Scheme (Rollover)	1994-1999	169,894	369p-437p	Apr 1997-Mar 2005
TM Exec Approved	2000-2002	1,215,774	453p-544p	May 2003-Apr 2012
TM Exec Unapproved	2000-2002	6,909,040	453p-544p	May 2003-Apr 2012

In accordance with UITF 13 Accounting for ESOP Trusts the assets and liabilities of the employee benefit trust administered by the trustee, Kleinwort Benson (Guernsey) Trustees Limited, have been brought into the balance sheet of the Group. The Trust holds the shares of the Company for subsequent transfer to employees under a restricted share plan. At 29 December 2002 the Trust held 90,855 (2001: 90,855) shares, with a carrying value of £369,700 (2001: £369,700) and a market value of £376,140 (2001: £372,500) in the Company of which nil (2001: nil) had options granted over them under the restricted share plan.

Dividends on the shares are payable at an amount of 0.01 pence per share. The costs associated with the Trust are included in the profit and loss account as they accrue. The lowest price of the shares during the year was 326.5p and the highest price was 491.5p. The share price as at 29 December 2002 was 414.0p.

These shares have been excluded from the weighted average number of shares used in the calculation of earnings per share.

26 Share premium account	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
At 31 December 2001	1,078.7	1,074.3	1,078.7	1,074.3
Premium on other ordinary shares allotted in the year	1.9	4.4	1.9	4.4
At 29 December 2002	1,080.6	1,078.7	1,080.6	1,078.7

27 Other reserves	Group revaluation reserve £m	Group profit and loss account (restated) £m	Company profit and loss account (restated) £m
At 31 December 2001 – as previously reported	5.0	249.3	196.1
Implementation of FRS 17	–	(17.1)	0.1
At 31 December 2001 – as restated	5.0	232.2	196.2
Transfer of retained (loss)/profit for the year	–	(70.7)	34.3
Other net recognised gains and losses in the period	–	(135.8)	(4.1)
Effect of share options expensed by parent company	–	(0.3)	–
At 29 December 2002	5.0	25.4	226.4

The prior year figures have been restated to reflect the adoption of FRS 17 (see note 33).

Cumulative goodwill written off to reserves in respect of continuing businesses acquired prior to 1998 is £25.9 million.

28 Contingent liabilities
The Company has undertaken to provide financial support as required by, and has guaranteed the borrowings of, a number of its subsidiaries. At 29 December 2002 this amounted to £81.0 million (2001: £79.8 million).

29 Related party transactions
The Group traded with the following associated undertakings and joint ventures: The Press Association Limited, All 4U Limited and Scottish Opinion Limited. This trade generated sales of £nil million (2001: £2.7 million) and costs for services provided of £1.8 million (2001: £4.6 million). Financial support of £nil million (2001: £1.8 million) was provided during the period. The amounts outstanding at the year end amounted to £nil million (2001: £0.7 million) owed by associated undertakings and £ nil million (2001: £0.4 million) owed to associated undertakings. 2001 included transactions with both Reed Aviation and PA Sporting Life Limited which were disposed of in August and October 2001 respectively.

30 Post balance sheet events
On 7 February 2003, the Group disposed of its subsidiary undertaking, Wheatley Dyson & Son Limited for cash consideration of £0.2 million, realising a profit of £0.1 million.

Since the year end, the Group increased its investment in Fish 4 from 21.2% to 24.0%.

Notes to the financial statements
continued

31 Consolidated cash flow statement
The following information is supplementary to the consolidated cash flow statement:

a) Reconciliation of operating profit to net cash flow from operating activities	2002 Total £m	2001 Total (restated) £m
Operating profit	59.8	22.5
Depreciation	43.1	43.4
Amortisation/impairment of goodwill and publishing rights and titles	128.3	151.5
Profit on disposal of fixed assets	(1.1)	(0.5)
Decrease in stocks	1.4	1.1
(Increase)/decrease in trade and other debtors and prepayments	(1.0)	8.3
Decrease in trade and other creditors and accruals	(19.5)	(29.3)
Decrease in pension asset	8.0	7.9
Net cash inflow from operating activities	**219.0**	**204.9**

The comparative figures for 52 weeks ended 30 December 2001 have been restated for the adoption of FRS 17 (see note 33).

b) Analysis of net debt	At 31 December 2001 £m	Cash flow £m	Loans repaid £m	Loans and loan notes issued £m	Other non-cash changes £m	At 29 December 2002 £m
Cash at bank and in hand	43.5	(3.5)	–	–	–	40.0
Bank overdrafts	(9.2)	(14.6)	–	–	–	(23.8)
Net cash balances	34.3	(18.1)	–	–	–	16.2
Debt due within one year	(110.1)	82.1	–	–	(14.9)	(42.9)
Debt due after one year	(613.7)	(0.3)	325.1	(325.1)	14.9	(599.1)
Finance leases	(45.5)	5.2	–	–	–	(40.3)
Bank loans, loan notes and finance leases	(769.3)	87.0	325.1	(325.1)	–	(682.3)
Net debt	**(735.0)**	**68.9**	**325.1**	**(325.1)**	**–**	**(666.1)**

c) Reconciliation of net cash flow to movement in net debt	2002 £m	2001 £m
(Decrease)/increase in cash in the year	(18.1)	1.1
Cash outflow from movement in debt and lease financing	87.0	34.5
Change in net debt resulting from cash flows	68.9	35.6
New finance leases	–	(2.4)
Movement in net debt in the year	**68.9**	**33.2**
Net debt at 31 December 2001	(735.0)	(768.2)
Net debt at 29 December 2002	**(666.1)**	**(735.0)**

d) Non-cash movements
During the year, the Group entered into finance lease arrangements with a total capital value at the inception of the leases of £nil million (2001: £2.4 million).

32 Sale of subsidiary undertakings and magazine titles
The Group disposed of its subsidiary undertakings Post Publications Limited and Ethnic Media Group Limited in June 2002 and three biker magazines in December 2002. The results of the companies and the three biker magazines up to the date of disposal have been included within continuing operations.

Net assets disposed of:	Post Publications Limited 2002 £m	Ethnic Media Group Limited 2002 £m	Sale of magazines titles 2002 £m	Total 2002 £m
Intangible fixed assets	5.0	9.1	–	14.1
Tangible fixed assets	0.4	0.2	–	0.6
Current assets	2.7	0.8	–	3.5
Creditors falling due within one year	(1.4)	(0.6)	–	(2.0)
	6.7	9.5	–	16.2
Costs of disposal	0.1	0.3	0.1	0.5
(Loss)/profit on disposal	(0.3)	0.4	1.7	1.8
	6.5	10.2	1.8	18.5
Satisfied by:				
Cash	6.5	9.2	1.8	17.5
Deferred consideration	–	1.0	–	1.0
	6.5	10.2	1.8	18.5
Analysis of the net cash inflow in respect of the disposals of subsidiary undertakings and magazine titles:				
Cash consideration	6.5	9.2	1.8	17.5

33 Restatement of comparatives

The adoption of FRS 17, Retirement Benefits, has required full disclosure of the fair value of assets and liabilities arising from retirement benefit obligations and any related funding. Operating costs relating to salaries are recognised in the accounting period in which they are incurred and, in addition, the gains, losses, assets and liabilities arising from the provisions discussed above are disclosed.

As a result of these changes in accounting policy, the comparatives have been restated as follows:

a) Consolidated balance sheet	Debtors and prepayments £m	Provisions for liabilities and charges £m	Pension scheme assets £m	Pension scheme liabilities £m	Share-holders' funds £m
2001 as previously reported	172.9	(97.5)	–	–	1,362.1
Reversal of SSAP 24 (i)	(19.0)	32.8	–	–	13.8
Adoption of FRS 17 (ii)	–	–	28.8	(54.7)	(25.9)
Taxation	–	(5.0)	–	–	(5.0)
2001 restated	153.9	(69.7)	28.8	(54.7)	1,345.0

(i) Under SSAP 24 any surplus or liability in a pension scheme was amortised over the remaining service lives of the employees.

(ii) The net fall in opening shareholders' funds for the 52 weeks to 30 December 2001 of £17.1 million reflects the impact of changing to FRS 17 from SSAP 24 at that date.

b) Consolidated profit and loss account	Other finance income £m	Net operating expenses after exceptional items £m	Taxation £m
Year to 30 December 2001 reported	–	(1,094.7)	(41.4)
Adoption of FRS 17(i)	11.0	(13.9)	0.3
2001 restated	11.0	(1,108.6)	(41.1)

(i) The net decrease in profit attributable to shareholders for the 52 weeks to 30 December 2001 of £2.6 million relates to the full service cost of the pension provision to be charged to operating profit and the net impact of the unwinding of the discount rate on scheme liabilities and the expected return of the scheme assets to be charged/credited to other finance costs, in comparison to the amortisation over the remaining service lives of the employees of any SSAP 24 surpluses or deficits.

The impact of the adoption of FRS 17 on the 2002 results (profit after tax) amounted to a charge of £5.4 million (2001: £2.6 million).

Principal subsidiaries and associated undertakings

Name of entity and country of registration and operation	Principal activity	Portion of ordinary shares held %
Subsidiary undertakings		
United Kingdom		
AMRA Limited	National advertising saleshouse	100*
Century Press and Publishing Limited	Newspaper publishing	100
The Chester Chronicle and Associated Newspapers Limited	Newspaper publishing	100
The Derry Journal Limited	Newspaper publishing	100*
Examiner News & Information Services Limited	Newspaper publishing	100
Gazette Media Company Limited	Newspaper publishing	100
Inside Communications Limited	Magazines and exhibitions	100
The Liverpool Daily Post and Echo Limited	Newspaper publishing	100
MGN Limited	Newspaper publishing	100
Midland Newspapers Limited	Newspaper publishing	100
Mirror Colour Print Limited	Contract printers	100
Mirror Colour Print (Oldham) Limited	Contract printers	100
Mirror Colour Print (Watford) Limited	Contract printers	100
Mirror Group Limited	Holding company	100*
Newcastle Chronicle and Journal Limited	Newspaper publishing and commercial contract printers	100
Raceform Limited	Newspaper publishing	100
Scottish Daily Record and Sunday Mail Limited	Newspaper publishing	100
Scottish and Universal Newspapers Limited	Newspaper publishing	100
Trinity Mirror Southern Limited	Newspaper publishing	100
Trinity Mirror Regionals plc	Holding company	100*
Trinity Publications Limited	Magazine publishing	100
Western Mail & Echo Limited	Newspaper publishing	100
Republic of Ireland		
The Donegal Democrat Limited	Newspaper publishing	100

*Direct subsidiaries of Trinity Mirror plc as at 29 December 2002

Associated undertakings		
All4U Limited (trading through Jobs4U Limited)	Internet sites	25
The Press Association Limited	News agency	21.54

Group five-year summary

	2002 £m	2001[1] (restated) £m	2000[2][3] (restated) £m	1999[1][3] (restated) £m	1998 £m
Profit and loss account					
Turnover	**1,092**	1,131	1,080	596	342
Operating profit before exceptional items	**191**	191	201	112	81
Operating profit after exceptional items					
Continuing operations	**59**	23	166	58	74
Acquisitions	–	–	–	47	–
Discontinued operations	–	–	1	(1)	3
	59	23	167	104	77
Share of exceptional item of associated undertaking	–	–	17	1	–
Share of associated undertakings	**2**	–	–	–	–
Net interest payable	**(43)**	(49)	(47)	(19)	(10)
Other finance income	**6**	11	–	–	–
Profit before disposal of businesses and taxation	**24**	(15)	137	86	67
Sale or termination of businesses	**2**	1	165	(5)	17
Profit before taxation	**26**	(14)	302	81	84
Taxation	**(46)**	(42)	(47)	(28)	(21)
Profit for the financial year	**(20)**	(56)	255	53	63
Ordinary dividends	**(51)**	(51)	(51)	(46)	(20)
Retained (loss)/profit transferred to reserves	**(71)**	(107)	204	7	43
	pence	pence	pence	pence	pence
Underlying earnings per share	**37.1**	36.5	38.1	33.5	35.9
Exceptional items	**(43.7)**	(55.6)	49.9	(5.1)	9.5
Earnings per share – basic	**(6.6)**	(19.1)	88.0	28.4	45.4
Dividends per share	**17.6**	17.6	17.6	16.0	14.5
Balance sheet					
Intangible assets	**1,725**	1,867	2,018	1,782	349
Tangible fixed assets	**390**	390	404	433	123
Other assets and liabilities	**(309)**	(177)	(192)	(180)	(26)
	1,806	2,080	2,230	2,035	446
Less net borrowings	**(666)**	(735)	(768)	(779)	(66)
Net assets	**1,140**	1,345	1,462	1,256	380
Capital and reserves	**1,140**	1,345	1,462	1,256	380

[1] Includes the impact of the acquisition of Mirror Group on 6 September 1999.

[2] Includes the impact of the acquisition of Southnews plc in November 2000 and the disposal of Belfast Telegraph in July 2000.

[3] 1999 and 2000 have been restated for the adoption of FRS 19 Deferred Taxation and 2001 has been restated for the adoption of FRS 17 Retirement Benefits.

Designed by Merchant with navyblue
Photography by John Spinks
Printed by Perivan White Dove

Trinity Mirror plc, Annual Report and Accounts 2002

Trinity Mirror plc
Registered Office:
One Canada Square
Canary Wharf
London E14 5AP

T 020 7293 3000
F 020 7293 3405
www.trinitymirror.com

Company number: 82548

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)

Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 23



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: 3 0 | 0 5 | 2 0 0 3

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,633		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share (including any share premium)	£4.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE

0502
81/05/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Andrew H Bowan	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 860
Address 31 Albion Street Chester		
UK postcode CH1 1RQ		
Name Ian James Johnson	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 3,441
Address 24 York Road Maghull Liverpool		
UK postcode L31 5NL		
Name Sharon Kingston	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 344
Address 26 Woodfield Way Theale Reading		
UK postcode RG7 5AB		
Name Karen Williams	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 1,720
Address Trewythen Bungalow Vicarage Lane Gresford Wrexham Clwyd		
UK postcode LL12 8US		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   **Date** 30 | 05 | 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange

ccform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Bernard Reilly	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 1,720
Address 146 Guildford Road Birkdale Southport Merseyside		
UK postcode PR8 4NF		
Name David Stewart	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 688
Address 6 Friar Street Perth		
UK postcode PH2 0ED		
Name Leonard Davies	**Class of shares allotted** 0.10p Ordinary	**Number allotted** 860
Address 16 Fairlawn Close Raby Wirral Merseyside		
UK postcode L63 0PU		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 30|05|03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange



EXHIBIT C-(a) 24



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
ate or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 3 0	Month 0 5	Year 2 0 0 3		Day	Month	Year	
Class of shares (ordinary or preference etc)	Ordinary							
Number allotted	774							
Nominal value of each share	0.10p							
Amount (if any) paid or due on each share (including any share premium)	£4.01							

List the names and addresses of the allottees and the number of shares allotted to each overleaf

. the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss Gillian Edwards	Class of shares allotted Ordinary 10p	Number allotted 344
Address 19 Orchard Avenue Liverpool		
UK postcode L14 3NQ		
Name Ms Kathleen Thompson	Class of shares allotted Ordinary 10p	Number allotted 430
Address 28 Palm Grove Fairfield Stockton on Tees Cleveland		
UK postcode TS19 7BA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 9.6.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary, 20th Floor
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 25



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 85248

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

.te or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 6	0 6	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	5,477	6,869	4,530
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	426p	437p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited **Address** 55 Mansell Street London UK postcode E1 8AN	Class of shares allotted £0.10 Ordinary	Number allotted 16,876
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 20. 6. 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 26



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 85248

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 3	0 6	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	63	1,125	1,462
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	401p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   u613
01/07/03



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 1 3	Month 0 6	Year 2 0 0 3	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	38,488	29,400	2,446
Nominal value of each share	0.10p	0.10p	0.10p
Amount (if any) paid or due on each share *(including any share premium)*	452.5	352.7	437.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Robert Nigel Shead	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 384
Address 11 Wrenbury Road Northampton		
UK postcode NN5 6XW		
Name Mrs Margaret Flannigan	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 804
Address 6A Cassillis Street Ayr Scotland		
UK postcode KA7 1DN		
Name Mrs Margaret Morris	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,462
Address Asgard Ffordd Y Rhos Treuddyn Mold Clwyd		
UK postcode CH7 4NJ		
Name NWS Corporate Nominees Limited	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 70,334
Address 55 Mansell Street London		
UK postcode E1 8AN		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date __30· 6· 03__

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 27



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 0	0 6	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	7,436	426	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	437p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A38
COMPANIES HOUSE
0720
02/07/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 7,436
Address 55 Mansell Street London UK postcode E1 8AN		
Name Mr Carl Molyneux	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 426
Address 7 Granston Court Connahs Quay Deeside Clwyd UK postcode CH5 4GR		
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 30.6.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 28



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	0 4	0 7	2 0 0 3			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	175		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.28		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A18
COMPANIES HOUSE
0326
07/07/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Barbara H Thomas	Class of shares allotted Ordinary 0.10p	Number allotted 175
Address Y Glyn Pontrug Caernarfon Gwynedd		
UK postcode LL55 2SR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 4 -07- 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LINDA MAIKEY, TRINITY MIRROR PLC

ONE CANADA SQUARE, CANARY WHARF

E14 5AP   Tel   020 7293 3000

DX number   DX exchange



EXHIBIT C-(a) 29



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 5	0 7	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,070		
Nominal value of each share	0.10P		
Amount (if any) paid or due on each share (including any share premium)	£3.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A45
COMPANIES HOUSE   0663
01/08/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Peter Lloyd Jones	Class of shares allotted Ordinary 0.10p	Number allotted 1,070
Address 1 Haines Close Caerphilly Mid Glamorgan		
UK postcode CF83 1SY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 25 July 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc,
	One Canada Square, Canary Wharf,
	E14 5AP Tel 020 7293 3000
	DX number DX exchange

coform

EXHIBIT C-(a) 30



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From						To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year				Day	Month	Year			
	0 4	0 8	2 0 0 3									

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	425,521		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£ 4.8350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TIH (TRUSTEE) LIMITED	Class of shares allotted £0.10 ORDINARY	Number allotted 425,521
Address One Canada Square, Canary Wharf, London, United Kingdom		
UK postcode | E14 5AP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode |		
Name	Class of shares allotted	Number allotted
Address		
UK postcode |		
Name	Class of shares allotted	Number allotted
Address		
UK postcode |		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   Date ⸱3/05/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 3000
	DX number DX exchange



EXHIBIT C-(a) 31



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 85748

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 8	0 8	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	429	716	727
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	314p	428p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

A18
COMPANIES HOUSE   0261
                        15/08/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 8	0 8	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	10,915	4,000	3,000
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	426p	437p	339p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Leonard George Davies	Class of shares allotted £0.10 Ordinary	Number allotted 1,698
Address 16 Fairlawn Close Raby Wirral Merseyside UK postcode L63 0PU		
Name Miss Jacqueline L Deeprose	Class of shares allotted £0.10 Ordinary	Number allotted 174
Address 9 Winchester Way Gresford Wrexham Clwyd UK postcode LL12 8HH		
Name NWS Corporate Nominees Limited	Class of shares allotted £0.10 Ordinary	Number allotted 17,915
Address 55 Mansell Street London UK postcode E1 6AN		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form `1`

Signed _____ **Date** 11 | 03 | 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror Plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange



EXHIBIT C-(a) 32



RECEIVED

2005 DEC -7 P 2 53

OFFICE OF INFORMATI
CORPORATE

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number	25 85248
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	1 1	0 8	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	367	543	108,242
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£3.14	£4.28

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 85248 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 1	0 8	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	49,210		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.5811636		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Miss Jacqueline L Deeprose	Class of shares allotted £0.10 Ordinary	Number allotted 481
Address 9 Winchester Way Gresford Wrexham Clwyd		
UK postcode ⌊LL12 8HH		
Name Mrs Helen Jayne Wales	Class of shares allotted £0.10 Ordinary	Number allotted 143
Address 35 Foxroyd Avenue Mirfield West Yorkshire		
UK postcode ⌊WF14 9SW		
Name Mrs Christine A Parker	Class of shares allotted £0.10 Ordinary	Number allotted 286
Address 4 Wilmar Drive Huddersfield		
UK postcode ⌊HD3 3XQ		
Name Individuals as attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 33,912
Address		
UK postcode ⌊		

Please enter the number of continuation sheets (if any) attached to this form   `2`

Signed _____   Date __11 | 08 | 03__

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Linda Mailey, Trinity Mirror plc, One Canada Square,
Canary Wharf, London, E14 5AP
Tel 020 293 2571
DX number   DX exchange

coform

Trinity Mirror plc Maturity Schedule
7 Year Accounts Certificate
11th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Ian	Down	NH235356D	32 Kenley Road Merton Park LONDON SW19 3DQ	3.5811636	C/06071982-07	Full Exercise	Electronic	762	762	0	£2,730.00	£2,728.85	£1.15	CHR
Mr	Paul Stephen	Falconer	YR053163C	14 Mount View RICKMANSWORTH Herts WD3 7AY	3.5811636	C/06067888-08	Full Exercise	Paper	2177	2177	0	£7,800.00	£7,796.20	£3.80	CHR
Mr	Jean Claude	Giraud	YS088660C	16 Gale Close BOREHAMWOOD Herts WD6 5DH	3.5811636	C/06067894-02	Full Exercise	Paper	4355	4355	0	£15,600.00	£15,595.97	£4.03	INV
Mr	James	Hartsom	ZS227444A	The Laurels 399 Liverpool Road Gt Sankey WARRINGTON WA6 3PP	3.5811636	C/06071959-02	Full Exercise	Paper	544	544	0	£1,950.00	£1,948.16	£1.84	CHR
Mr	David Arthur	Morgan	YY698634C	181 Southborough Lane BROMLEY BR2 8AR	3.5811636	C/06067951-05	Full Exercise	Paper	3266	3266	0	£11,700.00	£11,696.09	£3.91	CHR
								Totals	11104	11104		£39,780.00	£39,765.27	£14.73	

CERTIFICATE REQUIRED

Trinity Mirror plc Maturity Schedule
3 Year Accounts Certificate
11th August 2003

Title	Forenames	Surname	NI Number	Roll Number	Address	Option Price	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Philip John C	Addis	YA804784A	C07304419-10	87 Wensleydale Road Perry Barr BIRMINGHAM B42 1PS	4.28	Full Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.88	INV
Miss	Angela Christine	Baker	YX937202D	C07304362-02	49 Martley Road OLDBURY West Midlands B69 1DZ	4.28	Full Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.84	CHR
Mrs	Susan Mary	Bardon	YH015436C	C07303562-10	58 Grasmere Drive ELLAND West Yorkshire HX5 9PW	4.28	Full Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Miss	Rachael	Beck	J8684182C	C07304490-04	121 Queen Street REDCAR Cleveland TS10 1BT	4.28	Full Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Mr	Paul Nicholas	Carter	NB3245168	C07303477-01	32 Hamilton Square Sandringham Gardens North Finchley LONDON N12 0PL	4.28	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mrs	Angela	Davidson	YT9897410	C07304376-02	98 Thompson Avenue Ormskirk Lancashire ORMSKIRK Lancs L39 2BH	4.28	Full Exercise	Paper	135	135	0	£ 581.25	£ 577.80	£ 3.45	INV
Mrs	Lilian	Davies	YW5274830	C07303121-07	21 Brogden Green Berwick Hills MIDDLESBROUGH Cleveland TS3 7DQ	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Brian	Ellicott	YR541574A	C07304924-08	33 Brook Lane Timperley ALTRINCHAM Cheshire WA15 6RN	4.28	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Ms	Fiona	Evans	NB4128840	C07305050-05	167 Ynysddu Pontyclun Mid Glamorgan PONTYCLUN Mid Glam CF72 9UD	4.28	Full Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	Paul Stephen	Falconer	YR053163C	C07304012-07	14 Mount View RICKMANSWORTH Herts WD3 7AY	4.28	Full Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	£ 0.26	CHR
Mrs	Karen	Fleming	NP248403A	C07304804-07	44 Downham Road North Heswall WIRRAL Merseyside CH61 6UN	4.28	Full Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	INV
Mr	John	Hackett	T2616201A	C07303554-06	41 Beresford Avenue Hanwell LONDON W7 3AJ	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	James	Hartsorn	ZS227444A	C07302808-09	The Laurels 399 Liverpool Road Gt Sankey WARRINGTON WA5 3PP	4.28	Full Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Miss	Susanne	Henderson	NP230034C	C07304667-05	88 Ringway Stakeford CHOPPINGTON Northd NE62 5YJ	4.28	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mr	Nicholas	Hill	NE910660B	C07304335-05	20 Levington Wynd Nunthorpe MIDDLESBROUGH Cleveland TS7 0QD	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Brian	Jobson	ZT51237C	C07303325-02	38 Kilby Close Garston WATFORD WD2 6NJ	4.28	Full Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	£ 3.20	INV
Mr	David	Johnson	YA839302C	C07303643-10	49 Park Road Formby LIVERPOOL L37 6AF	4.28	Full Exercise	Paper	597	597	0	£ 2,557.50	£ 2,555.16	£ 2.34	CHR
Mr	David Robert	Jones	YP874859C	C07303211-06	Fairview Box Lane WREXHAM Clwyd LL12 7RB	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Robert	Llewellyn-Jones	YH031375C	C07305128-01	71D The Mount Pentyla Port Talbot PORT TALBOT West Glam SA12 8DR	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 1.60	CHR
Mrs	Jennifer	Longhurst	YE464092B	C07305110-02	40 Burns Jones Close CARDIFF CF5 2RY	4.28	Full Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	£ 3.20	CHR
Mrs	Lorna	Marshall	NB230498D	C07303374-00	26 Inveresk Place COATBRIDGE Lanarkshire ML5 2DA	4.28	Full Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mrs	Edith E L	McIntyre	WE868945D	C07303687-01	2 Tiree Gardens Glenmavis AIRDRIE Lanarkshire ML6 0QA	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Alan Glen	McMillan	YS798014D	C07304391-06	20 Castleview Avenue PAISLEY Renfrewshire PA2 8EE	4.28	Full Exercise	Paper	633	633	0	£ 2,712.50	£ 2,709.24	£ 3.26	INV
Mr	Phillip	Nijjep	Y14914970	C07305128-01	5 Heol Cadwg Whitchurch CARDIFF CF14 1JQ	4.28	Full Exercise	Electronic	1358	1358	0	£ 5,812.50	£ 5,812.24	£ 0.26	CHR
Miss	Louise Suzanne	Parsall	JA8196778	C07303564-06	32 Southwell Close GRAYS Essex RM16 6AW	4.28	Full Exercise	Electronic	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Timothy James	Pedley	WP0188980	C07303168-07	23 Manor Road Bishops Stortford Hertfordshire BISHOPS STORTFORD Herts CM23 5HU	4.28	Full Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mrs	Mandy Jane	Perrie	NW7043438	C07304931-00	5 Holly Avenue WHITLEY BAY Tyne and Wear NE26 1EB	4.28	Full Exercise	Paper	90	90	0	£ 387.50	£ 385.20	£ 2.30	INV
Mr	Graham	Russell	NSB47117C	C07302927-01	16 Wellgarth Mews STOCKTON ON TEES Cleveland TS21 3NN	4.28	Full Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mrs	Barbara	Shaw	ZY8931058	C07304465-08	25 Woodedge Avenue HUDDERSFIELD HD5 9UX	4.28	Full Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mrs	Brenda Margaret	Short	YL560268A	C07304597-08	22 Rathlin Croft Smithswood BIRMINGHAM B36 0PJ	4.28	Full Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Colin	Silwood	2V0560000	C07302999-09	30 Vicarage Lane Bovingdon HEMEL HEMPSTEAD Herts HP3 0LP	4.28	Full Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	£ 3.20	INV
Mr	Barry Elmer	Smith	ZY317904D	C07304041-00	207 Minster Court LIVERPOOL L7 3QH	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Ms	Jacqueline	Smyth	WP265594B	C07303192-00	18 St John's Avenue BELFAST BT7 3JE	4.28	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Malcolm Garth	Tattersall	YM782364C	C07302994-02	4 Flitwick Road Ampthill BEDFORD MK45 2RL	4.28	Full Exercise	Paper	588	588	0	£ 2,518.75	£ 2,516.64	£ 2.11	CHR
Mr	Rodney Lee	Wilson	NM207180A	C07303576-10	48 West Valley Road HEMEL HEMPSTEAD Herts HP3 0AN	4.28	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
								Totals	22808	22808	0	£ 97,668.76	£ 97,618.24	£ 70.51	
	CERTIFICATE REQUIRED														

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited **Address** As attached schedules UK postcode [	Class of shares allotted £0.10 Ordinary	Number allotted 123,540
Name **Address** UK postcode [	Class of shares allotted	Number allotted
Name **Address** UK postcode [	Class of shares allotted	Number allotted
Name **Address** UK postcode [	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 2 |

Signed _____   **Date** 11 | 08 | 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 293 2571
	DX number DX exchange



Trinity Mirror plc Maturity Schedule
7 Year Accounts Exercise Sell Shares
11th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	David Anton	Austin	YH483199C	171 Warren Drive Elm Park HORNCHURCH Essex RM12 4QU	3.5811636	C06067879-09	Sell All Shares on Exercise	Paper	2613	2613	0	£ 9,350.00	£ 9,357.59	£ 2.41	CHR
Mr	Christopher Stephen	Curtis	YR048255D	16 Tudor Avenue HAMPTON Middx TW12 2NA	3.5811636	C06071978-07	Sell All Shares on Exercise	Paper	653	653	0	£ 2,340.00	£ 2,338.50	£ 1.50	INV
Mr	Paul Richard	Duffett	YX271504A	44 Lime Grove SIDCUP Kent DA15 8PJ	3.5811636	C06071983-05	Sell All Shares on Exercise	Electronic	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	CHR
Mr	Kenneth	Flemington	Y8676789C	29 Monmouth Close WELLING Kent DA16 2DX	3.5811636	C06067889-06	Sell All Shares on Exercise	Paper	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	INV
Mr	David John	Flood	WK263623B	692 Princes Road DARTFORD DA2 6JG	3.5811636	C06067890-10	Sell All Shares on Exercise	Paper	653	653	0	£ 2,340.00	£ 2,338.50	£ 1.50	INV
Mr	John Robert	Homer	YM067571C	Green End Cottage 88 Church Lane Sarratt RICKMANSWORTH Herts WD3 6HH	3.5811636	C06067898-05	Sell All Shares on Exercise	Paper	4355	4355	0	£15,600.00	£15,595.97	£ 4.03	INV
								Totals		10450		£ 28,080.00	£ 28,055.69	£ 14.41	

SELL ON EXERCISE-HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
7 Year Full Exercise to Share Dealing Account
11th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Joseph	Bird	YH351379D	Landseer Cottage Playden Iden RYE East Sussex TN31 7PP	3.5811636	C/06071964-01	Full Exercise to Share Dealing Account	Paper	1088	1088	0	£ 3,000.00	£ 3,899.31	£ 3.69	INV
Mr	David	Booth	WE747818C	28 Ashton Crescent Chadderton OLDHAM OL9 8HE	3.5811636	C/06068009-02	Full Exercise to Share Dealing Account	Paper	4355	4355	0	£15,600.00	£15,595.97	£ 4.03	INV
Mr	Malcolm Ronald	Burroughs	YK343295B	213 Horseshoe Lane Garston WATFORD WD27JE	3.5811636	C/06067883-07	Full Exercise to Share Dealing Account	Paper	3920	3920	0	£14,040.00	£14,038.17	£ 1.83	CHR
Miss	Karen	Hobbs	YX044010B	77 The Gossamers Garston WATFORD WD2 4SN	3.5811636	C/06071960-06	Full Exercise to Share Dealing Account	Paper	3266	3266	0	£11,700.00	£11,696.09	£ 3.91	INV
Miss	Fiona Ann	Johnston	NW053950C	Flat 3/3 12 Bantyre Street GLASGOW G3 8AP	3.5811636	C/06067989-02	Full Exercise to Share Dealing Account	Paper	871	871	0	£ 3,120.00	£ 3,119.20	£ 0.80	CHR
Mr	Trevor Charles	Little	YB558523B	55 Woodmere Avenue WATFORD WD24 7LR	3.5811636	C/06067903-05	Full Exercise to Share Dealing Account	Paper	5445	5445	0	£19,500.00	£19,499.44	£ 0.56	INV
Mr	Ian Anthony	Miller	YX984929C	Willowdene London Road ST IVES Cambs PE27 5EU	3.5811636	C/06071997-05	Full Exercise to Share Dealing Account	Paper	5445	5445	0	£19,500.00	£19,499.44	£ 0.56	CHR
Mr	David	Taylor	YS6812251B	28 Kenmore Road Whitefield MANCHESTER M45 8ER	3.5811636	C/06068051-03	Full Exercise to Share Dealing Account	Paper	3266	3266	0	£11,700.00	£11,696.09	£ 3.91	INV
								Totals	27656	27656	0	£ 99,060.00	£ 99,040.71	£ 19.29	
				SELL ON EXERCISE-HALIFAX SHARE DEALING NOMINEES LIMITED (I033X24)											

Title	Forenames	Surname	NI Number	Roll Number	Option Price	Address	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Miss	Anne	Anderson	NW745580D	C07303639-01	4.28	73 Savin Hook Formby LIVERPOOL L37 6DP	Sell All Shares on Exercise	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	2.94	CHR
Mr	Kenneth	Anderson	YP784239C	C07304931-04	4.28	44 Haddon Road Hazel Grove STOCKPORT Cheshire SK7 6LD	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	INV
Mr	Anton James	Antonowicz	YZ2073058	C07304255-03	4.28	35 Elmdene Avenue Muswell Hill LONDON N10 3QG	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	CHR
Mr	David	Ashforth	YL022568D	C07304732-06	4.28	30 Hillmead Court Taplow MAIDENHEAD Berks SL6 0QA	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	CHR
Mr	Jack A	Ashton	YK453846C	C07303548-04	4.28	73 Alexander Road London Colney ST ALBANS Herts AL2 1HS	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	David Anton	Austin	YH463199C	C07303263-09	4.28	171 Warren Drive Elm Park HORNCHURCH Essex RM12 4QU	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mr	Gary R	Bacon	WM669500A	C07305014-00	4.28	39 Lon Pen Fro Cwmrhydyceirw SWANSEA SA6 6RA	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	0.64	INV
Mr	Kenneth Michael	Barr	JC352530C	C07304542-00	4.28	23 Meadow Court DENNY Stirlingshire FK6 6JU	Sell All Shares on Exercise	Paper	724	724	0	£ 3,100.00	£ 3,098.72	1.28	CHR
Mr	Mark	Blacket	NB396692D	C07304843-08	4.28	119 Castle Road Wassall Wood WALSALL WS9 9BZ	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	0.64	CHR
Mrs	Emma Julia	Brennan	J8347042C	C07305105-06	4.28	42 Upper Kincraig St Cardiff South Glamorgan CARDIFF CF24 3HB	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Mr	Samuel David	Bryson	WK170755A	C07302277-09	4.28	61 Sandy Road CARLUKE Lanarkshire ML8 5DH	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mrs	Victoria	Charters	YM456814A	C07304387-08	4.28	1 Jarrow Close Oxton PRENTON Merseyside CH43 5XH	Sell All Shares on Exercise	Paper	679	679	0	£ 2,906.25	£ 2,906.12	0.13	INV
Miss	David Alexander	Coulson	NM221394A	C07303825-04	4.28	1 High Slack Long Buckby NORTHAMPTON NN6 7GT	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Miss	Francesca Mikaela	Craggs	JC747095D	C07303320-01	4.28	38 Grosvenor Way Chapel Park Estate NEWCASTLE UPON TYNE NE5 1RZ	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	Andrew James	Davis	NW43106SB	C07305269-09	4.28	112 Nallors Row Co Donegal BUNCRANA Eire	Sell All Shares on Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	0.26	INV
Miss	Ann	Dixon	NW76294A	C07303808-04	4.28	187 Addycombe Terrace Heaton NEWCASTLE UPON TYNE NE6 5TY	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	CHR
Mr	John Paul	Doherty	NH63051A	C07303808-04	4.28	49 Farmhill Bantry Road Derry LONDONDERRY BT48 0HY	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	James David	Edley	JA139284A	C07303808-04	4.28	25 Felixstowe Drive Heaton NEWCASTLE UPON TYNE NE7 7JY	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mr	Thomas	Edwards	NR49342DC	C07303808-04	4.28	2 Holly Terrace Llanelli Cardiff CARDIFF CF4 2JD	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	CHR
Mr	Mark Kennard	Ellis	WE77598D	C07302922-00	4.28	Flat 606 Chart House 6 Burrells Wharf Square Poplar LONDON E14 3TW	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	Graham John	Fewcett	YB457679A	C07303822-07	4.28	1 Alfreton Road Finham COVENTRY CV3 6FG	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	Mark David	Fox	JJ715586C	C07304522-06	4.28	113 Ash Hill Coulby Newham MIDDLESBROUGH Cleveland TS8 0SY	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mrs	Anita Jane	French	NE794472B	C07303385-08	4.28	60 Cross Road Mawneys ROMFORD RM7 8DX	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	William	Gamble	WE849007A	C07304607-01	4.28	8 Danmula Drive KILWINNING Ayrshire KA13 6UR	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	INV
Mrs	Joanna	Georgeson	NW151659C	C07304607-01	4.28	12 Plas Newydd Deganwy CONWY Gwynedd LL31 9UA	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mrs	Kathleen Elizabeth	Gorvett	YL693052C	C07305301-06	4.28	96 Railway St Cardiff South Glamorgan CARDIFF CF24 2NF	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	0.64	INV
Mr	Kevin Christopher	Green	HM690952C	C07305084-05	4.28	94 Moss Park Londonderry County Londonderry LONDONDERRY BT48 8JY	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Ms	Clare	Greenman	NY911960A	C07305658-00	4.28	6 Nant Y Gwladys St Fagans CARDIFF CF5 6HJ	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Ms	Jane	Hamel	NS124843D	C07302344-09	4.28	5 Queens Road CHISLEHURST Kent BR7 5AZ	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	Douglas J	Hares	NH826503C	C07304028-03	4.28	15 Kingfisher Rise Stevenage Hertfordshire STEVENAGE Herts SG2 9PF	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	CHR
Mr	Adrian	Hillyer	NH915543C	C07303011-03	4.28	66 Wotton Drive Ashton in Makerfield WIGAN Lancs WN4 8XR	Sell All Shares on Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	0.96	INV
Ms	Margaret C	Hopkins	YK086009D	C07303930-07	4.28	88 New Road Formby LIVERPOOL L37 7EF	Sell All Shares on Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	0.96	INV
Mr	Phillip Reginald	Horsfall	YL549729D	C07303930-07	4.28	8 Cherry Way KENILWORTH Warwickshire CV8 2HA	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Miss	Wendy Jane	Horwood	NA418068C	C07305093-01	4.28	26 Arlington Road South Vale of Glamorgan PENARTH South Glam CF64 5TQ	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mr	Thomas Francis	Hughes	NY618033D	C07303875-00	4.28	13 Lightfoot St Hoole CHESTER CH2 3AH	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Ms	Andrea	Hunter	JE835184A	C07304950-07	4.28	21 Wanford Close Wimbledon LONDON SW19 6BH	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	Kay	James	ZY909193D	C07304390-08	4.28	Nelandra 57 Trenos Gardens Bryncae Llanharan PONTYCLUN Mid Glam CF72 9SZ	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	John	Johnson	YW478100C	C07304229-04	4.28	Lodge 5 The Chequers Golf Road DEAL Kent CT14 6RG	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	CHR
Mr	Christopher J	Kettle	NA560701C	C07302964-06	4.28	11 Ricknall Close MIDDLESBROUGH Cleveland TS5 8RR	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	Graham Paul	King	YR049972B	C07303615-04	4.28	30 Sunbury Road FELTHAM Middx. TW13 4PG	Sell All Shares on Exercise	Paper	135	135	0	£ 581.25	£ 577.80	3.45	INV
Miss	Sally	Lappett	YL868853A	C07302823-02	4.28	Mekin Gate Farm Clough End Road Haslingden ROSSENDALE Lancs BB4 5AN	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mr	Glenn	Law	YY300492A	C07302901-08	4.28	36 Doeshill Drive WICKFORD Essex SS12 9RO	Sell All Shares on Exercise	Paper	90	90	0	£ 387.50	£ 385.20	2.30	INV
Mr	Alan	Lewin	NZ360009A	C07302973-05	4.28	22 Broad Rd Acocks Green BIRMINGHAM B27 7XE	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mrs	Margaret Denise	Lowe	YM781142C	C07304390-08	4.28	36 Crossways Road MITCHAM Surrey CR4 1DQ	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Mr	William	Maguire	BT0985480	C07304752-00	4.28	75 Main Street The Village East Kilbride GLASGOW G74 4LN	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	CHR
Miss	Kathleen	Mapplebeck	NY985206B	C07304736-09	4.28	18 Montrose Avenue ROMFORD RM2 6RH	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mrs	Evelyn Maria	Marshall	YR200012B	C07305304-00	4.28	15 Saint Johns Avenue Belfast County Antrim BELFAST BT7 3JE	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Miss	Stephanie	Mayer	WK800663B	C07304457-09	4.28	68 Sendingham Road Gosforth NEWCASTLE UPON TYNE NE3 1PY	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mr	Michael Vincent	McCluskey	WE411490A	C07303470-04	4.28	2 South Terrace DARLINGTON Co Durham DL1 5JA	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	2.30	INV
Mr	Barry Alan	McCormick	Y8544506C	C07303478-10	4.28	9 Murch Road Dinas Powys South Glamorgan DINAS POWYS South Glam CF64 4NJ	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Mr	John James	McDowell	NZ883214C	C07304193-10	4.28	39 Cadogan Avenue Lindley HUDDERSFIELD HD3 3HY	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Mr	Brian R	McGhee	WA203226A	C07304002-10	4.28	7 Hartland Close WIDNES Cheshire WA8 9FB	Sell All Shares on Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	0.26	INV
Mrs	Sandra	Mustoe	YT063160A	C07305193-05	4.28	20 Lovers Lene Grasscroft OLDHAM OL4 4DT	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mrs	Gillian S	Nash	YX727288A	C07304457-09	4.28	Vespasian Sarum Road WINCHESTER Hants SO22 5QE	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mr	Kieran	O'Brien	YY683634A	C07303478-10	4.28	20 Hillcrest Road TEMPLECOMBE Somerset BA8 0LQ	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mr	Gillian S	O'Brien	NP136695B	C07305305-06	4.28	31 Accar Y Forwyn DENBIGH Clwyd LL16 3PW	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mrs	Catherine	Penament	YB279983A	C07305223-10	4.28	26 Far Bank HUDDERSFIELD HD8 8HS	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	0.64	CHR
Mrs	Elaine	Paton	NZ200558A	C07305223-10	4.28	12 Scensor Inchmeadows ERSKINE Renfrewshire PA8 7EN	Sell All Shares on Exercise	Electronic	1358	1358	0	£ 5,812.50	£ 5,812.24	0.26	CHR
Mrs	Christine	Pearce	YT585639B	C07304752-10	4.28	4 Normanby Road MIDDLESBROUGH Cleveland TS7 9NS	Sell All Shares on Exercise	Paper	679	679	0	£ 2,906.25	£ 2,906.12	0.13	CHR
Mr	Jonathan	Perks	NR468219B	C07304322-03	4.28	111 Over Brunton Close Northfield BIRMINGHAM B31 3XB	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV

Trinity Mirror plc Maturity Schedule
3 Year Accounts Exercise Sell Shares
11th August 2003

Title	First Name	Surname	NI No.	Cert No.	Rate	Address	Instruction	Method	Qty	Qty	0	Gross	Net	Diff	Type
Mr	Andrew Patrick	Phelan	NR308574A	C07303887-07	4.28	8 Park Drive South Hoole CHESTER CH2 3JT	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mrs	Heather	Plowman	YR0584491C	C07303556-02	4.28	36 Falconwood Avenue WELLING Kent DA16 2SH	Sell All Shares on Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	£ 0.96	CHR
Mrs	Anne McLellan	Pollock	WK126353B	C07304219-07	4.28	4 Abbots Terrace Monklands Estate AIRDRIE Lanarkshire ML6 9OP	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mrs	Lisa Bridget	Potter	JR6550858	C07304420-03	4.28	48 Glenshee Crescent PERTH PH2 0AL	Sell All Shares on Exercise	Electronic	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mrs	Maureen A	Randall	ZW8799840	C07303042-03	4.28	31 Canton Hill Road Balsall Heath BIRMINGHAM B12 9NH	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Ms	Denise	Rich	NB7703S0C	C07305143-09	4.28	3 Hightrove Ystradowen COWBRIDGE South Glam CF71 7TE	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Finbarr Patrick	Ronayne	NY51004ZC	C07303217-05	4.28	9 South Drive Warley BRENTWOOD Essex CM14 5DJ	Sell All Shares on Exercise	Electronic	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mr	Gordon Roy	Russell	YL629813A	C07304982-05	4.28	21 Edmondes Close Woodloes Park WARWICK CV34 5TX	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mrs	Susan	Sangster	YS8240489	C07304319-03	4.28	39 Fishers Close NORTHAMPTON NN3 9SR	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Sanjay	Shah	JC533329B	C07304628-05	4.28	76 Crown Lane Southgate LONDON N14 5ER	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	INV
Mr	Stewart	Sharp	NA512524A	C07303087-03	4.28	107 Little Oxhey Lane Carpenders Park WATFORD WD1 5HJ	Sell All Shares on Exercise	Electronic	470	470	0	£ 2,015.00	£ 2,011.60	£ 3.40	INV
Ms	Deborah	Sherwood	WM2137088	C07304094-04	4.28	109 Wakehurst Road LONDON SW11 6BZ	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	INV
Mr	Adrian	Silkstone	WE276044A	C07304528-05	4.28	14 Thornhill Road Rowditch DERBY DE22 3LX	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	£ 3.20	CHR
Mrs	Gaynor	Slater	Y69244BA	C07302847-10	4.28	48 Paddock Lane Failsworth MANCHESTER M35 0NY	Sell All Shares on Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	£ 0.96	CHR
Mr	Matthew	Smith	JM655031A	C07304209-10	4.28	64 Westmead Crescent BIRMINGHAM B24 0JS	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Robert	Smith	YH352855A	C07303329-05	4.28	7 Telford Close Garston WATFORD WO2 6RF	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mrs	Yvette Elizabeth	Smith	NH465830B	C07304147-06	4.28	62 Meltham Road Marsden HUDDERSFIELD HD7 6JZ	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	Frank	Sommerville	HF577566C	C07303769-10	4.28	12 Alness Street HAMILTON Lanarkshire ML3 6RX	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Miss	Tracy	Stainer	J8298220A	C07304254-05	4.28	Wayside Musbury Lane Marnhull STURMINSTER NEWTON Dorset DT10 1JP	Sell All Shares on Exercise	Paper	135	135	0	£ 581.25	£ 577.80	£ 3.45	INV
Mr	Michael Ronald	Stanners	YX923913A	C07303155-01	4.28	48 Blundell Drive Birkdale SOUTHPORT Merseyside PR8 4RE	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Miles Anthony	Starforth	JC717540A	C07303920-10	4.28	22 Sandringham Road South Gosforth NEWCASTLE UPON TYNE NE3 1PY	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Jean-Paul	Sterckx	JE200854C	C07305153-06	4.28	17 Tramore Way Pontprennau CARDIFF CF23 8PZ	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Miss	Tracy	Sucksmith	NS802079A	C07304631-01	4.28	71 Windsor Road SOUTHPORT Merseyside PR9 9BX	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Ms	Kimberley	Thompson	NX1365460	C07303978-01	4.28	6 Baldwin Avenue GLASGOW G13 2EE	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mr	John	Thomson	YY775072B	C07303482-08	4.28	6 Burnopfield Gardens Denton Burn Newcastle NEWCASTLE UPON TYNE NE15 7DN	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	James Richard	Turner	NZ365307D	C07304247-02	4.28	33 Victoria Road North Watford Hertfordshire WATFORD WD2 5AY	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Trevor J	Walls	YT448667A	C07303925-00	4.28	26 Hamilton Park Avenue GLASGOW G12 6DT	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	INV
Miss	Shelly	Webster	N2062495D	C07304799-07	4.28	65 Rosedale Road BIRKENHEAD Merseyside CH42 5PQ	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	Stephen David	Whitehead	NH495444D	C07303467-04	4.28	7 Dalton Green Lane Dalton HUDDERSFIELD HD5 9YD	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	INV
Mrs	Jennifer Louise	Whitworth	NZ238985A	C07303485-02	4.28	5 St Marys Drive Greenfield OLDHAM OL3 7DT	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
									Totals	64033		£ 274,233.75	£ 274,061.24	£ 172.51	

SELL ON EXERCISE: HALIFAX SHARE DELING NOMINEES LIMITED (ID33X24)

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Ms	Janet Irene	Bennett	YE398666D	77/6 Hilleys Croft Chelmsley Wood BIRMINGHAM B37 5BW	4.28	C07303327-09	Full Exercise to Share Dealing Account	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mr	Peter John	Bignell	YAX176790	10 Albany Gardens Tuckers Lane Hamworthy POOLE Dorset BH15 4AG	4.28	C07304802-00	Full Exercise to Share Dealing Account	Paper	135	135	0	£ 581.25	£ 577.80	£ 3.45	INV
Mr	Ian Paul	Briscoe	NHB16864D	25 Moorhen Road HARTLEPOOL Cleveland TS26 0SY	4.28	C07304748-02	Full Exercise to Share Dealing Account	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Miss	Susan	Bull	JB577164A	3A The Parade North Road Havering Atte Bower ROMFORD RM4 1PP	4.28	C07304308-08	Full Exercise to Share Dealing Account	Electronic	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Miss	Clare Maria	Catherall	NZ514250B	Bwthyn Y Wernol Tal Y Bont CONWY Gwynedd LL32 8SF	4.28	C07304731-08	Full Exercise to Share Dealing Account	Paper	1086	1086	0	£ 4,650.00	£ 4,648.08	£ 1.92	CHR
Mrs	Gail	Combey	YL921744B	8 Mandarin Close Hinckley Leicestershire HINCKLEY Leics LE10 0GR	4.28	C07305322-00	Full Exercise to Share Dealing Account	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	INV
Mrs	Kate	Croasdale	NH294360A	3 Holme Lea Clayton le Moors ACCRINGTON Lancs BB5 5XZ	4.28	C07303362-07	Full Exercise to Share Dealing Account	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	Peter Weston	Davenport	NM450742B	14 Parkside Avenue Failsworth MANCHESTER M35 0PF	4.28	C07304903-05	Full Exercise to Share Dealing Account	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Alan	Davidson	NH333015C	22 Princess Street BONNYBRIDGE Stirlingshire FK4 1BJ	4.28	C07303192-06	Full Exercise to Share Dealing Account	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	Michael	Gillender	YM977249A	58 Headstone Lane HARROW Middx HA2 6HH	4.28	C07304309-06	Full Exercise to Share Dealing Account	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	INV
Mr	Paul	Gothorp	NA061934D	2 Cae Gwyn Llanferres MOLD Clwyd CH7 5SL	4.28	C07304052-06	Full Exercise to Share Dealing Account	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mrs	May Ewens	Hamill	YZ728636D	16 Pentland Terrace EDINBURGH EH10 6HA	4.28	C07303552-02	Full Exercise to Share Dealing Account	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	£ 0.26	CHR
Mrs	Susan Ann	Heath	WK718648C	40 Cheswick Close Winyates Green REDDITCH Worcs B98 0QQ	4.28	C07304961-02	Full Exercise to Share Dealing Account	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mr	Simon K	Howlett	NS250782D	122 Fossdale Moss LEYLAND PR26 7AT	4.28	C07304006-02	Full Exercise to Share Dealing Account	Electronic	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Trevor Roy	Knights	YK402509B	43 Westfield Avenue WATFORD WD24 7EA	4.28	C07304111-05	Full Exercise to Share Dealing Account	Paper	543	543	0	£ 2,325.00	£ 2,324.04	£ 0.96	CHR
Miss	Alison Louise	Laggan	JE386965B	2 Homcliffe Gardens Swalwell NEWCASTLE UPON TYNE NE16 3EN	4.28	C07304466-08	Full Exercise to Share Dealing Account	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	CHR
Mr	Stephen Martin	Latimer	NS390356D	44 Westlake Londonderry LONDONDERRY BT47 6WD	4.28	C07305273-07	Full Exercise to Share Dealing Account	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mrs	Susan Patricia	McCallion	HM796373A	52 College Glen LONDONDERRY BT48 8PX	4.28	C07303778-09	Full Exercise to Share Dealing Account	Paper	724	724	0	£ 3,100.00	£ 3,098.72	£ 1.28	INV
Mr	Richard Guy	McComb	NP161540B	137 Park Hill Road Harborne BIRMINGHAM B17 9HE	4.28	C07303038-05	Full Exercise to Share Dealing Account	Paper	271	271	0	£ 1,162.60	£ 1,159.88	£ 2.62	CHR
Ms	Kim	McElligott	WK287496C	57 Chestnut Grove Ballards Farm SOUTH CROYDON Surrey CR2 7LL	4.28	C07302951-09	Full Exercise to Share Dealing Account	Electronic	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	CHR
Miss	Harpreet Kaur	Narotra	JRB818208	6 Merslowe Close Acocks Green BIRMINGHAM B27 6QL	4.28	C07303218-03	Full Exercise to Share Dealing Account	Paper	45	45	0	£ 193.75	£ 192.60	£ 1.15	CHR
Mr	Sharon Jane	Nutter	YZ693246A	35 Armitage Lane RUGELEY Staffs WS15 1ED	4.28	C07303901-03	Full Exercise to Share Dealing Account	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	INV
Mr	Jeffrey Michael	Porter	NA710494D	18 Cedarwood Court Huyton LIVERPOOL L36 5YY	4.28	C07304083-06	Full Exercise to Share Dealing Account	Paper	90	90	0	£ 387.50	£ 385.20	£ 2.30	CHR
Miss	Julie	Porter	NH659681D	63 Dargan Road Wanstead LONDON E11 2RF	4.28	C07304205-07	Full Exercise to Share Dealing Account	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Miss	Zoe	Rudkin	JC532598C	1 Higher Gunville Milborne Port SHERBORNE Dorset DT9 5AW	4.28	C07304922-02	Full Exercise to Share Dealing Account	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Manjit	Sandhu	MV243997A	24 Greenland Crescent Southall Middlesex SOUTHALL Middx UB2 5EP	4.28	C07304091-07	Full Exercise to Share Dealing Account	Electronic	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Anthony Stefano	Schipani	JE616953A	G68 Odhams Walk Long Acre Covent Garden LONDON WC2H 9SD	4.28	C07303373-07	Full Exercise to Share Dealing Account	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	CIR
Miss	Julie Elizabeth	Thomson	JK636639D	3 Burnside Place Coalburn LANARK ML11 0LW	4.28	C07303346-05	Full Exercise to Share Dealing Account	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mr	Iain Alexander	Urquhart	YM866765A	65 Barrowgate Road Chiswick LONDON W4 4QS	4.28	C07303346-05	Full Exercise to Share Dealing Account	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Lloyd	Williams	YP768920D	31 Longacres Drive ROCHDALE Lancs OL12 0JT	4.28	C07302857-07	Full Exercise to Share Dealing Account	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	£ 0.26	INV
								Totals	21401	21401		£91,643.75	£91,596.28	£ 47.47	

SELL ON EXERCISE - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

EXHIBIT C-(a) 33



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 25 85248

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 5	0 8	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	90		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Richard Bate	Class of shares allotted £0.10 Ordinary	Number allotted 90
Address 21 Long Wood Bournville Birmingham UK postcode ⌊B30 1HT		
Name	Class of shares allotted	Number allotted
Address UK postcode ⌊		
Name	Class of shares allotted	Number allotted
Address UK postcode ⌊		
Name	Class of shares allotted	Number allotted
Address UK postcode ⌊		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 5/08/03

director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7239 3000
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number `25` `85248`

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 5	0 8	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Orinary 10p	Ordinary 10p
Number allotted	14,671	155,154	11,912
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	426p	470.5p	372.6p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

COMPANIES HOUSE   0021   16/08/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 181,737
Address 55 Mansell Street London		
UK postcode E1 8AN		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _____ Date 15/08/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Linda Mailey, Trinity Mirror plc, One Canada Square,
Canary Wharf, London, E14 5AP
Tel 020 7293 3000
DX number   DX exchange

ccform

EXHIBIT C-(a) 34



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day Month Year: 1 8 0 8 2 0 0 3	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	84,652	10,886	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	358.11636p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			



A10
COMPANIES HOUSE

0371
23/08/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedules	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 13,303
Address		
UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 82,235
Address As per attached schedules		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 7 |

Signed _____   Date 22. 8. 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Trinity Mirror plc Maturity Schedule
3 Year Accounts Certificate
15th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Bernadette Mary	Anderson	NA738875D	119 Dryden Road Low Fell GATESHEAD Tyne and Wear NE9 5TS	4.28	C07304107-07	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	CHR
Mrs	Yvonne	Armstrong	HM8490012B	2 Glendermere Heights NEWTOWNABBEY Co Antrim BT36 6OZ	4.28	C07305267-02	Full Exercise	Paper	1086	1086	0	£4,650.00	£4,648.08	£1.92	INV
Miss	Maxine	Ashford	WP0899628	16 Mallards Reach Marshfield CARDIFF CF3 2PR	4.28	C07305013-00	Full Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	INV
Mr	Robert Christopher	Fletcher	JW820130C	7 Mallard Road Osbourne Park Abbots Place ABBOTS LANGLEY Herts WD5 0GA	4.28	C07303623-05	Full Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	CHR
Mr	David	Grieves	YK837423D	4 Marton Close Lydiate LIVERPOOL L31 4AD	4.28	C07304119-00	Full Exercise	Paper	588	588	0	£2,518.75	£2,516.64	£2.11	CHR
Miss	Helen	Jones	NS743238B	8 Ashbourne Close Great Sutton ELLESMERE PORT Merseyside CH66 2WP	4.28	C07303725-08	Full Exercise	Paper	543	543	0	£2,325.00	£2,324.04	£0.96	CHR
Mrs	Maureen Elizabeth	Keates	2T583420C	11 Mellowship Road Eastern Green COVENTRY CV5 7BZ	4.28	C07303542-05	Full Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	INV
Mr	William Gordon	Lawrie	YS567679A	13 Edzell Row Whitehirst Park KILWINNING Ayrshire KA13 6QP	4.28	C07304921-03	Full Exercise	Paper	1358	1358	0	£5,812.50	£5,812.24	£0.26	CHR
Mr	Duncan	Loveday	WA233827D	65 Prospect Avenue Strood ROCHESTER Kent ME2 3BZ	4.28	C07304710-05	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mrs	Maureen	McGinlay	YS660641D	33 Tinto Road Newlands GLASGOW G43 2AH	4.28	C07304286-10	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mrs	Sheila	McNie	YL521874A	103 Ingleston Avenue Dunipace DENNY Stirlingshire FK6 6QP	4.28	C07303512-03	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	CHR
Mr	Andrew	Noble	NS002756D	41 Mary Street HAMILTON Lanarkshire ML3 6PX	4.28	C07303768-01	Full Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mr	Stephen Leonard	Raddon	YR032396D	56 Balgores Lane ROMFORD RM2 5JU	4.28	C07303343-00	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mr	Brian Anthony	Reade	WA764864D	19 Swan Crescent LIVERPOOL L15 8AL	4.28	C07303559-10	Full Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	CHR
Mrs	Jean	Rose	YR887366A	9F Darroch Way, Seafar Cumbernauld GLASGOW G67 1PY	4.28	C07304562-05	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mr	Martin	Smith	YZ117415D	32 Edinburgh Avenue Mill End RICKMANSWORTH Herts WD3 2LE	4.28	C07303586-07	Full Exercise	Paper	90	90	0	£387.50	£385.20	£2.30	CHR
Mrs	Lynn	Steele	WL271483B	16 Cromfield Aughton ORMSKIRK Lancs L39 5AB	4.28	C07304375-04	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mr	Terry	Taylor	YB797805C	14 West View Helmshore ROSSENDALE Lancs BB4 4LE	4.28	C07302850-10	Full Exercise	Paper	1358	1358	0	£5,812.50	£5,812.24	£0.26	INV
Mr	Barry	Toberman	YX030991D	39 Cavendish Crescent Elstree BOREHAMWOOD Herts WD6 3JW	4.28	C07303565-04	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	CHR
Mrs	Diane Carol	Warrenger	WL865642D	1 The Copse Hawarden DEESIDE Clwyd CH5 3QS	4.28	C07304942-06	Full Exercise	Electronic	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
								Totals	12215	12215		£52,312.50	£52,280.20	£32.30	

CERTIFICATE REQUIRED

Trinity Mirror plc Maturity Schedule
7 Year Accounts Certificate
15th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Stephen Leonard	Reddon	YR032396D	56 Balgores Lane ROMFORD RM2 5JU	3.5911636	C/060067912-04	Full Exercise	Paper	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	CHR
									Totals	1088		£ 3,900.00	£ 3,896.31	£ 3.69	
				CERTIFICATE REQUIRED											

Trinity Mirror plc Maturity Schedule
3 Year Full Exercise to Share Dealing Account
15th August 2003

Title	Forenames	Surname	NI Number	Roll Number	Address	Option Price	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Eileen E	Coles	YVW5318518	C/07303289-02	2A New Street Castle Bromwich BIRMINGHAM B36 9AP	4.28	Full Exercise to Corporate Nominee	Paper	543	543	0	£ 2,325.00	£ 2,324.04	£ 0.96	CHR
Mr	John	Cowan	YR416926C	C/07304896-09	16 Hawthorne Grove Chadderton OLDHAM OL9 0DH	4.28	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Ms	Jacqueline	Davidson	WE639940C	C/07304681-08	64 Hamilton Road COVENTRY CV2 4FH	4.28	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mr	David	Frain	NS317717A	C/07303701-00	4 Lesley Court Regent Road Gosforth NEWCASTLE UPON TYNE NE3 1RE	4.28	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Mark William	George	JC631884A	C/07305060-02	8 Tintern St Cardiff South Glamorgan CARDIFF CF5 1NF	4.28	Full Exercise to Corporate Nominee	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Roy William	Gilfoyle	JL748923D	C/07303724-10	1 Holmfield Drive Great Sutton ELLESMERE PORT Merseyside CH66 2SS	4.28	Full Exercise to Corporate Nominee	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Mr	Michael	Gowing	NM180742B	C/07303840-08	School Cottage High Street Sandridge ST ALBANS Herts AL4 9DQ	4.28	Full Exercise to Corporate Nominee	Electronic	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mrs	Coleen	Gray	VK495524B	C/07304117-04	277 New Bedford Road Luton Bedfordshire LUTON LU3 1LW	4.28	Full Exercise to Corporate Nominee	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Michael	Gray	YZ696281C	C/07304118-02	277 New Bedford Road Luton Bedfordshire LUTON LU3 1LW	4.28	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mr	David	Grounds	WM396270D	C/07303134-09	12 The Causeway BILLINGHAM Cleveland TS23 2HF	4.28	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mrs	Patricia	Harbord	YRS97020D	C/07304977-09	15 Fullers Avenue WOODFORD GREEN Essex IG8 9EB	4.28	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	INV
Ms	Angela	Hunt	NR502897A	C/07303860-02	27 Ridge Court COVENTRY CV5 7PZ	4.28	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Miss	Darion	Illidge	YX543774C	C/07304470-10	28 Dunedin House Quinton BIRMINGHAM B32 2NB	4.28	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Miss	Kora	Jackson	JC650805B	C/07305090-04	8 Tintern Street CARDIFF CF5 1NF	4.28	Full Exercise to Corporate Nominee	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Mr	Kevin James	Lamb	NB314720A	C/07304438-06	17 Twizell Place Ponteland NEWCASTLE UPON TYNE NE20 9QH	4.28	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mrs	Rowena Kerry	Love	WK669202B	C/07303441-00	Lilac Cottage Cross Lanes Oscroft CHESTER CH3 8NJ	4.28	Full Exercise to Corporate Nominee	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	CHR
Mr	Graham	Mead	WM1012708	C/07303280-09	Steeple Meadows 13 Goldfinch Gardens GUILDFORD Surrey GU4 7DN	4.28	Full Exercise to Corporate Nominee	Paper	1086	1086	0	£ 4,650.00	£ 4,648.08	£ 1.92	INV
Mr	David Gary	Noblett	WK414374A	C/07303801-07	5 Chard Drive LUTON LU3 4EU	4.28	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Miss	Diane	Parkes	NP666319D	C/07304842-10	51 Rockford Road Great Barr BIRMINGHAM B42 1JY	4.28	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Kay	Pennock	WK447616A	C/07303739-08	13 Roseberry Drive Gt Ayton MIDDLESBROUGH Cleveland TS9 6EQ	4.28	Full Exercise to Corporate Nominee	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	CHR
Ms	Nicola Jayne	Robbins	NY455942D	C/07305145-05	9 Tygwyn St Penydarren MERTHYR TYDFIL Mid Glam CF47 9LG	4.28	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mr	Trevor	Roseman	WK693574A	C/07303789-04	155 Cliffe Road Strood ROCHESTER Kent ME2 3DW	4.28	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mr	David James	Scolefield	YYY97370B	C/07305201-10	Old Post Office The Street Frinsted SITTINGBOURNE Kent ME9 0TF	4.28	Full Exercise to Corporate Nominee	Paper	1131	1131	0	£ 4,843.75	£ 4,840.68	£ 3.07	INV
Miss	Alison	Stokes	NH287950D	C/07305155-02	132 Aldergrove Road PORTH Mid Glam CF39 0LU	4.28	Full Exercise to Corporate Nominee	Electronic	1901	1901	0	£ 8,137.50	£ 8,136.28	£ 1.22	CHR
Ms	Janice	Taylor	NP761546D	C/07303160-08	26 King Street Birdley CHESTER LE STREET Co Durham DH3 1EG	4.28	Full Exercise to Corporate Nominee	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Mr	Allen Paul	Willis	YT515431D	C/07305176-05	30 Vernon Close Penyard MERTHYR TYDFIL Mid Glam CF47 0HY	4.28	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mr	Paul	Woodward	NR183369D	C/07302861-05	3 Vortich Drive Chadderton OLDHAM OL9 0NY	4.28	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
								Totals		24843		£106,368.75	£106,328.04	£ 40.71	

SELL ON EXERCISE-HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
3 Year Sell All Shares on Exercise
15th August 2003

Title	Forenames	Surname	NI Number	Roll Number	Address	Option Price	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Mark	Ainsworth	NS536595B	C/07303220-05	59 Forth Park Bridge of Allen STIRLING FK9 5NT	4.28	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	CHR
Mr	David	Ball	WE640623A	C/07303741-10	26 Oak Road GUISBOROUGH Cleveland TS14 6JB	4.28	Sell All Shares on Exercise	Paper	316	316	0	£ 1,356.25	£ 1,352.48	3.77	INV
Miss	Julie Ann	Barnard	NZ130403A	C/07303742-08	Flat 122 Northgate GUISBOROUGH Cleveland TS14 6JP	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Mr	Michael	Beale	NH938413C	C/07304678-08	71 Marsdale Drive Stockingford NUNEATON Warwickshire CV10 7RU	4.28	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	David	Bell	YB919532A	C/07304745-08	1 The Woodlands The Crescent Cradley Heath West Midlands B64 7JY	4.28	Sell All Shares on Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	0.26	INV
Mr	John	Bond	YM228920A	C/07304644-03	30 Elliots Row St Georges Road LONDON SE11 4SZ	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	CHR
Mrs	Gillian Ann	Brown	YZ075779C	C/07303819-10	Hilltop 23 Chesham Road Bovingdon HEMEL HEMPSTEAD Herts HP3 0ED	4.28	Sell All Shares on Exercise	Paper	679	679	0	£ 2,906.25	£ 2,906.12	0.13	CHR
Mr	John	Burgoyne	YB968358D	C/07303392-09	50 Lomond Court Condorrat Cumbernauld GLASGOW G67 4JQ	4.28	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	0.64	INV
Mr	Richard Charles	Cadmen	NS199935A	C/07303995-01	9 Hanson Close LOUGHTON Essex IG10 2EE	4.28	Sell All Shares on Exercise	Electronic	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	David W	Cleave	JJ379546C	C/07304213-08	25 Oakleigh Way MITCHAM Surrey CR4 1AU	4.28	Sell All Shares on Exercise	Paper	135	135	0	£ 581.25	£ 577.80	3.45	CHR
Mrs	Tracey	Colley	NX307227D	C/07303689-08	30 Greenfields Gnosall STAFFORD ST20 0HR	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mr	Robert	Connell	YR784792C	C/07303162-04	Flat 11 30 Haygswood Avenue GLASGOW G41 4RH	4.28	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	INV
Mr	Gary	Crosby	WE321584B	C/07304400-09	3 Regent Cres Failsworth MANCHESTER M35 0LR	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	Paul A	Diamond	ZW732510B	C/07305044-00	1 Pant Y Dderwen PONTYCLUN Mid Glam CF72 8LY	4.28	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	INV
Mr	Timothy	Dickeson	YY194813C	C/07305045-09	42 Traherne Drive The Drope CARDIFF CF5 4UL	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mr	Stephen William	Gall	NM192897D	C/07303438-00	24 Enfield Avenue LIVERPOOL L23 0SZ	4.28	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	INV
Mr	Brian	Gillick	YL901013A	C/07305000-09	41 Shaftesbury Drive Hoyland BARNSLEY South Yorkshire S74 0DF	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Ms	Michelle	Godfrey	NR040742C	C/07303194-02	39 Robin Way ORPINGTON Kent BR5 3AX	4.28	Sell All Shares on Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	0.26	INV
Mr	Martin	Goodson	JJ486441B	C/07304218-09	Margrove Park Farm Boosbeck Saltburn STOCKTON ON TEES Cleveland TS17 3BZ	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	CHR
Ms	Linda	Green	WE488534B	C/07304210-09	7 View Street Moldgreen HUDDERSFIELD HD5 8BT	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mrs	Elizabeth	Guy	YL908003B	C/07303449-06	18 St Francis Road Whitchurch CARDIFF CF14 1AW	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	Kevin Andrew	Harper	JH499991D	C/07304868-03	3 Peartree Close HEMEL HEMPSTEAD Herts HP1 3QP	4.28	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mr	Albert	Heywood	ZW991969B	C/07303291-10	55 Fieldway Wavertree LIVERPOOL L15 7LU	4.28	Sell All Shares on Exercise	Paper	135	135	0	£ 581.25	£ 577.80	3.45	INV
Mr	Thomas	Hobbins	JK101759D	C/07303795-09	129 Newport Road Stafford Staffordshire STAFFORD ST16 1BA	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	1.86	INV
Mr	Kevin	Hollick	NH226283D	C/07302822-04	13 Farinton Two Mile Ash MILTON KEYNES MK8 8ES	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	Ivor	Hoskin	ZY791022B	C/07303945-07	2 Lane Brow Grotton OLDHAM OL4 5RD	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Miss	Victoria Anne	Hough	JA362034C	C/07302868-02	175 Capricorn Crescent LIVERPOOL L14 9LR	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Mr	Brian	Kellett	ZM352072A	C/07304610-09	c/o Thanksgiving Cottage 16 Church St WINCANTON Somerset BA9 9AE	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	0.26	CHR
Ms	Anne	Laing	ZW216171B	C/07304308-06	24/1 Newhalls Road SOUTH QUEENSFERRY West Lothian EH30 9TA	4.28	Sell All Shares on Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	2.94	INV
Mr	Michael John	Lawford	WM177257B	C/07304256-06	24 Archer Way SWANLEY Kent BR8 7XR	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Ms	Christine	Lee	YR321276D	C/07304308-06	6 Woodbank Park Oxton Birkenhead PRENTON Merseyside CH43 9WN	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,875.00	1.60	INV
Mr	Stephen	Marston	YL037769B	C/07303256-06	12 Deerfold Crescent BURNTWOOD Staffs WS7 9AX	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Ms	Jacqueline A	McIntosh	NP439364B	C/07303453-03	27 Beckside Gardens Chapel House NEWCASTLE UPON TYNE NE5 1BQ	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Mr	Scot Andrew	McLeod	JC673526C	C/07307526C	25 Stewerton Close Golborne WARRINGTON WA3 3TT	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 775.00	1.47	INV
Ms	Sarah Jayne	Menchini	NP423523A	C/07304639-10	25 Carlton Croft SUTTON COLDFIELD West Midlands B74 3JT	4.28	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	CHR
Ms	Siwan Ceri	Moroney	NP952534A	C/07303567-08	2 Gele Avenue ABERGELE Clwyd LL22 7BB	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Mr	Christopher Raymond	Morris	YW434092C	C/07303844-00	3 Mutchetts Close WATFORD WD25 9TS	4.28	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	CHR
Mrs	Constance	Murray	NM925340D	C/07303427-05	34 Markdow Avenue Crookston GLASGOW G53 7GA	4.28	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	CHR
Ms	Susan	Northcott	WP925924B	C/07303372-04	Flat 1/2 17 Methil St GLASGOW G14 0AB	4.28	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	William Dermot	O'Hanlon	YX228650D	C/07304972-08	30 Highlands Road WOLVERHAMPTON WV3 8AG	4.28	Sell All Shares on Exercise	Electronic	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	Neil	Partington	NH342940B	C/07304789-10	10 Brabant Road Aigburth LIVERPOOL L17 0AA	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Mr	Robert John	Peers	NH047619B	C/07304081-10	96 High Street (Via River Walk) Tonbridge TN9 1AP	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	Andrew	Penman	WF077094A	C/07304911-06	10 Faraday Road LONDON SW19 8PD	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	INV
Mr	Alistair	Pitman	WK300984B	C/07304946-05	28 Smith Avenue Old Colwyn Colwyn COLWYN BAY Clwyd LL29 8BE	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Mr	Kenneth	Pugh	YE961303D	C/07302920-04	3 Tasmania Square Marton in Cleveland MIDDLESBROUGH Cleveland TS7 8NP	4.28	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	CHR
Mr	Michael	Ramsbottom	YB059027B	C/07302981-06	Golden Acre Bix HENLEY ON THAMES Oxon RG9 6BY	4.28	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	CHR
Mr	John M	Reid	YY950114A	C/07303267-01	Balnakailly 8 Lodge Grove KILMACOLM Renfrewshire PA13 4DX	4.28	Sell All Shares on Exercise	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	2.94	CHR
Mr	Anthony George	Roberts	YS186095A	C/07304686-09	30 Chatsworth Gardens Harrow Middlesex HARROW Middx HA2 0RT	4.28	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	INV
Mr	Malcolm	Robertshaw	ZS515148C	C/07303580-01	18 Page Hill Wheatley HALIFAX West Yorkshire HX2 8TS	4.28	Sell All Shares on Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	0.95	CHR
Mrs	Julie Pamela	Rowe	NH100314C	C/07303982-10	39 Foxfields Way Huntington CANNOCK Staffs WS12 4TA	4.28	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Ms	Venda	Russell	WM460804A	C/07304339-08	c/o Russell 569 Maryhill Road GLASGOW G20 7UH	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	INV
Ms	Hazel	Shaw	JX469232A	C/07304917-05	55 Berwick Avenue Ainsdale SOUTHPORT Merseyside PR8 3LJ	4.28	Sell All Shares on Exercise	Paper	90	90	0	£ 387.50	£ 385.20	2.30	CHR
Ms	Carol Ann	Simons	YX602309D	C/07303126-08	Treetops 38 Honley Lane LIVERPOOL L18 3HH	4.28	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	1.47	INV
Mr	Alan	Sims	YS866080C	C/07304900-00	11 Ashwood Drive Stokesley MIDDLESBROUGH Cleveland TS9 5JD	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Ms	Jacqueline	Skinner	NS844869A	C/07303851-03	5 Church Mead Bassaleg NEWPORT Gwent NP10 8NA	4.28	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	0.64	INV
Ms	Catherine	Stewart	YM648424A	C/07303582-10	26 Smyllum Road LANARK ML11 7BT	4.28	Sell All Shares on Exercise	Electronic	905	905	0	£ 3,875.00	£ 3,873.40	1.60	CHR
Mr	Gary	Stewart	JP927176A	C/07304339-08	548 South William St PERTH PH2 8LS	4.28	Sell All Shares on Exercise	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	David	Sweeney	YR648709D	C/07304917-05	11 Rokerby Ave Whickham NEWCASTLE UPON TYNE NE16 4QX	4.28	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	2.62	INV
Mr	Gary P	Taylor	YR435337C	C/07304900-00	5 The Briars SOUTHPORT Merseyside PR8 4QU	4.28	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	2.94	INV
Mr	Shane	Thomas	JC879365B	C/07304900-00	10 Dodbrooke Road West Norwood LONDON SE27 0PF	4.28	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	CHR
Mr	Edward	Thompson	YA509517D	C/07303126-08	402 Long Lane BEXLEYHEATH Kent	4.28	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	1.86	CHR
Mr	Leon Pete	Tuck	NX003362C	C/07303681-02	22 Kennoway Drive GLASGOW G11 7TZ	4.28	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	0.32	CHR
Ms	Lynda	Watkins	YB453161D	C/07305170-06	11 Salop Street PENARTH South Glam CF64 1HG	4.28	Sell All Shares on Exercise	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	3.20	INV

Trinity Mirror plc Maturity Schedule
3 Year Sell All Shares on Exercise
15th August 2003

Andrew Kinnersley	Whalley	NW3757930	79 Ravenswood Hill Coleshill BIRMINGHAM B46 1BN	4.28	C07303383-10	Sell All Shares on Exercise	Electronic	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Paul Duncan Hardy	Wilks	YW0858388	170 Wheat Sheaf Close Isle of Dogs LONDON E14 9UZ	4.28	C07304199-09	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Gareth M	Williams	WI8329398	14 Ward Close Penrhyn Bay LLANDUDNO Gwynedd LL30 3FL	4.28	C07303688-10	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Henry McMichen	Wilson	BT0867350	8 Downshire Road CARRICKFERGUS Co Antrim BT38 7EB	4.28	C07305239-07	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
						Totals		47594			£203,825.00	£203,702.32	£ 122.68	

SELL ON EXERCISE-HALIFAX SHARE DEALING NOMINEES LIMITED(1D33x24)

Trinity Mirror plc Maturity Schedule
7 Year Full Exercise to Share Dealing Account
15th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Roderick	Inness-Chaytor	YS531321A	Larkins The Bank Lighthorne WARWICK CV35 0AT	3.5811636	C/06067941-08	Full Exercise to Corporate Nominee	Paper	5445	5445	0	£19,500.00	£19,499.44	£ 0.56	CHR
Mr	Stephen	Pickles	NP269348B	117 School Lane BUSHEY WD23 1BY	3.5811636	C/06067911-06	Full Exercise to Corporate Nominee	Paper	2177	2177	0	£ 7,800.00	£ 7,796.20	£ 3.80	INV
							Totals			7622		£27,300.00	£27,295.64	£ 4.36	

SELL ON EXERCISE- HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
7 Year Sell all Shares on Exercise
15th August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Joseph F J	Cummins	NX442458A	125 Brier Road WATFORD WD25 0HL	3.5811636	C/06071958-04	Sell All Shares on Exercise	Paper	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	INV
Mr	Michael	Ramsbottom	YB0590278	Golden Acre Bix HENLEY ON THAMES Oxon RG9 6BY	3.5811636	C/06067959-00	Sell All Shares on Exercise	Paper	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	CHR
								Totals	2176	2176		£ 7,800.00	£ 7,792.62	£ 7.38	
				SELL ON EXERCISE- HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)											

EXHIBIT C-(a) 35

 **88(2)**

Return of Allotment of Shares

82548

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year			
	0 1	0 9	2 0 0 3							

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	26,682	1,088	604
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	358.11636p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 11,596
Address UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 16,778
Address As per attached schedules UK postcode		
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   5

Signed _(signature)_   **Date** 1.9.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   **Tel** 020 7293 3281

DX number	DX exchange

ccform

Trinity Mirror plc Maturity Schedule
3 Year Accounts to exercise to HSDL account
1 Sept 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instructi on Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dust Residue
Miss	Anna May	Lindup	JC9451280	49 Kingsway Waterloo LIVERPOOL L22 4RQ	4.28	C/07303645-06	Full Exercise to Corporate Nominee	Paper	181	181	0	£775.00	£774.68	£0.32	CHR
Mr	Graham	Lister	NR4608800C	8 Glen Orchy Drive Cumbernauld GLASGOW G68 0QE	4.28	C/07304875-06	Full Exercise to Corporate Nominee	Paper	226	226	0	£968.75	£967.28	£1.47	CHR
Mrs	Diane Kathleen	McCallum	JK010100D	41 Kingshill Avenue Cumbernauld GLASGOW G68 9NF	4.28	C/07304228-03	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Peter	Monellier	BT1998100	30 Blackfriars Court, NEWCASTLE UPON TYNE NE1 4X8	4.28	C/07304284-07	Full Exercise to Corporate Nominee	Paper	995	995	0	£4,262.50	£4,259.60	£3.00	CHR
Mr	Peter	Monellier	BT1998100	30 Blackfriars Court, NEWCASTLE UPON TYNE NE1 4X8	4.28	C/07300284-09	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Brendan	Ruddy	WLB588858	5 Leamington Road Urmston MANCHESTER M41 7AZ	4.28	C/07304113-01	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	INV
Mr	Stephen Howard	Thwaites	YR7781460	26 Lowerhouses Lane Lowerhouses HUDDERSFIELD HD5 8JW	4.28		Full Exercise to Corporate Nominee	Paper							
Miss	Barbara	Young	WA748811B	268 Hillsview Avenue North Kenton NEWCASTLE UPON TYNE NE3 3QL	4.28	C/07304314-02	Full Exercise to Corporate Nominee	Paper	316	316	0	£1,356.25	£1,352.48	£3.77	CHR
								Totals	4885	4885		£20,925.00	£20,907.80	£17.20	

MATURITY EXERCISES - TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
3 Year Sell all Shares on Exercise
1 Sept 2003

Title	Forenames	Surname	NI Number	Roll Number	Address	Option Price	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Mark	Adams	NX3801659	C07303071-07	Flat 1/2 64 Airlie St GLASGOW G12 8SW	4.28	Sell All Shares on Exercise	Paper	724	724	0	£3,100.00	£3,098.72	£1.28	INV
Mr	Ian Douglas	Castleton	YZ1981000	C07303879-03	105 Shelfanger Road Roydon DISS Norfolk IP22 4DZ	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Miss	Noreen Theresa	Coleman	NM389866A	C07304613-03	11 Highfield Drive SOUTH SHIELDS Tyne and Wear NE34 6JD	4.28	Sell All Shares on Exercise	Paper	543	543	0	£2,325.00	£2,324.04	£0.96	INV
Mr	David John	Cooke	YS365407A	C07303594-00	26 Locknell Road Northchurch BERKHAMSTED Herts HP4 3QD	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Ann	Crossan	YKA578038C	C07304424-06	60 Craigvale Crescent Petersburn AIRDRIE Lanarkshire ML6 8EP	4.28	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.66	£0.32	INV
Miss	Gillian	Edwards	YX941823D	C07303607-03	19 Orchard Avenue Bowring Park LIVERPOOL L14 3NQ	4.28	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	CHR
Mr	Bernard	Ford	NS494785C	C07303226-04	3 Trebawn Road LONDON SW2 1DH	4.28	Sell All Shares on Exercise	Paper	1086	1086	0	£4,650.00	£4,648.08	£1.92	INV
Mr	Dale	Gibbon	JE0006470	C07304851-09	52 Avenue Road GATESHEAD Tyne and Wear NE8 4JE	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Terry	Griffiths	WE233225B	C07305068-01	75 Spring Grove Greenmeadow CWMBRAN Gwent NP44 5EB	4.28	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	CHR
Miss	Bernadette	Haughey	NR770281D	C07305246-10	6 Melmount Villas Sirabane County Tyrone STRABANE Co Tyrone BT82 9BW	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Christopher	Hutchinson	YB987509C	C07304714-08	3 Raglan Ave SUNDERLAND SR2 7TD	4.28	Sell All Shares on Exercise	Paper	90	90	0	£387.50	£385.20	£2.30	INV
Mr	Dan	Loynds	NA216142D	C07303034-02	132A Chester Road ELLESMERE PORT Merseyside CH65 6RZ	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Marie Elisabeth	Lunn	NS265809D	C07303111-10	20 Bairdon Road Blackheath LONDON SE3 0JJ	4.28	Sell All Shares on Exercise	Paper	1086	1086	0	£4,650.00	£4,648.08	£1.92	INV
Mrs	Robert Francis	Madill	NE039870A	C07304683-04	33 Raleigh Road COVENTRY CV2 4AA	4.28	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	INV
Mrs	Karen Lesley	Overbury	YY704340C	C07304435-01	99 Cheviot View Ponteland NEWCASTLE UPON TYNE NE20 9BH	4.28	Sell All Shares on Exercise	Paper	633	633	0	£2,712.50	£2,709.24	£3.26	INV
Mr	Steven	Race	YX607200A	C07303521-02	24 Seymour Drive Eaglescliffe STOCKTON ON TEES Cleveland TS16 0LQ	4.28	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.66	£0.32	INV
Mrs	Fiona Mabel	Rolls	NR452323D	C07303981-01	198 Smyllum Road LANARK ML11 7DQ	4.28	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.89	£2.62	INV
Mr	Martin J	Smethurst	YZ718059A	C07304098-04	2 Whitegates Loop Road WOKING Surrey GU22 9BG	4.28	Sell All Shares on Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	INV
Mrs	Maureen	Tait	YA348310C	C07302947-06	The Meadows 88 Trallwyn Road RHYL Clwyd LL18 4ND	4.28	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mr	David	Toole	YR893584C	C07304925-06	7 Hill Farm Avenue Whitestone NUNEATON Warwickshire CV11 6TA	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Andrew Michael	Turner	NM266760D	C07304334-07	32 Manor Park Road NUNEATON Warwickshire CV11 5HR	4.28	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mrs	Lilian Valerie	Watson	YA962433C	C07303085-07	79 The Wynding BEDLINGTON Nothmd NE22 6HW	4.28	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mrs	Bridget	Whelan	YW160399C	C07302846-08	The Garden Flat 96A Hazelville Road LONDON N19 3NA	4.28	Sell All Shares on Exercise	Paper	588	588	0	£2,518.75	£2,516.64	£2.11	CHR
Miss	Trudie Ann	Wood	NW926859C	C07303431-03	14 York Road Crosby LIVERPOOL L23 5TS	4.28	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
									Total	11893		£50,958.25	£50,902.04	£54.21	

Trinity Mirror plc Maturity Schedule
3 Year Accounts Certificate
1 Sept 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Julie	Dingle	NE718693B	159 Bryn Road Brynmenyn BRIDGEND Mid Glam CF32 9LU	4.28	C/07305047-05	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Hilary	Dodd	YY414562A	Cam Or Fechan Maesmawr Road Llangollen Chwyd LLANGOLLE	4.28	C/07304125-05	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Anthony	Lillie	YS642630B	2284 Gartloch Road Gartcosh GLASGOW G69 8ER	4.28	C/07303665-00	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Miss	Bernadette	Molloy	NX616753A	53 Ruskin Ave Acklam MIDDLESBROUGH Cleveland TS5 8PG	4.28	C/07302965-04	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	John	Noble	WE810287A	4 Moray Drive Stamperland Clarkston GLASGOW G76 8NW	4.28	C/07304663-10	Full Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	CHR
Ms	Alison	Philips	NW171264A	29 Howard Road UPMINSTER Essex RM14 2UE	4.28	C/07304082-08	Full Exercise	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	CHR
Mr	Kwee Hwa	Png	WB262094C	43 Abbotsbury Gardens PINNER Middx HA5 1TA	4.28	C/07304430-00	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	William	Sanderson	ZT767371B	Beulah Westbury Road BROMLEY BR1 2QB	4.28	C/07303895-05	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Michael	Steele	YA705399B	56 Kidmore Road Caversham READING RG4 7LX	4.28	C/07303302-03	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Gregory H S	Tindle	YT359907C	20 Conway Road Llandaff CARDIFF CF11 9NT	4.28	C/07305161-07	Full Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	CHR
700043									Total	9728		£41,656.25	£41,635.84	£20.41	

MATURITY EXERCISES - CERTIFICATES REQUIRED

Trinity Mirror plc Maturity Schedule
7 Year accounts Certificate
1 Sept 2003

Title	Forename	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	David Ian	Amoss	YH327847A	88 Gurney Court Road ST ALBANS Herts AL1 4RJ	3.581164	C/06067878-00	Full Exercise	Paper	1088	1088	0	£3,900.00	£3,896.31	£3.69	RES
								Total	1088	1088	0	£3,900.00	£3,896.31	£3.69	

MATURITY EXERCISE - CERTIFICATE REQUIRED

Trinity Mirror plc
Certificate
1 Sept 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	George Robert	Barbrook	YT927142C	4 Spring Lane Whittington LICHFIELD Staffs WS14 9LX	4.28	315	176	139	£754.20	£753.28	£0.92
Miss	Rachael	Beck	JB684182C	121 Queen Street REDCAR Cleveland TS10 1BT	3.14	1203	318	885	£1,000.00	£998.52	£1.48
Miss	Lucy Jane	Duckworth	JA538739D	Flat 40 Porton Court Portsmouth Road SURBITON Surrey KT6 4HZ	3.14	1203	286	917	£900.00	£898.04	£1.96
		Totals					780	1941	£2,654.20	£2,649.84	£4.36
				EARLY EXERCISES -- CERTIFICATES REQUIRED							

EXHIBIT C-(a) 36



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

25

Company Number | 8⁄248

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 0 5	**Month** 0 9	**Year** 2 0 0 3	**Day**	**Month**	**Year**
Class of shares (ordinary or preference etc)	Ordinary 10p					
Number allotted	50,000					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share (including any share premium)	452.5p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

.f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A48
COMPANIES HOUSE   u/76
12/09/03

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 50,000
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 11 . 9 . 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel   020 7293 3281
DX number   DX exchange



EXHIBIT C-(a) 37



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 85248

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 0 8	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	60,933	27,002	9,100
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	358.11636p	437.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

---

hen you have completed and signed the form send it to
e Registrar of Companies at:

·mpanies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
r companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 25,461
Address UK postcode [		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 62,474
Address ~~As per attached schedules~~ TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode [HX1 2RG		
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS, Participant ID: 27	Class of shares allotted £0.10 Ordinary	Number allotted 63,796
Address 201 DEANSGATE MANCHESTER UK postcode [M3 3TD		
Name	Class of shares allotted	Number allotted
Address UK postcode [		

Please enter the number of continuation sheets (if any) attached to this form   8

Signed _____   Date 10.9.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange





88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 0 8	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	54,696		
Nominal value of each share	0.10p		
Amount (if any) paid or due on each share (including any share premium)	452.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Trinity Mirror plc Maturity Schedule
7 Year Accounts Certificate
22nd August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Michael	Hanlon	YR706117D	89 Braidpark Drive Giffnock GLASGOW G46 6LY	3.5811636	C06072013-02	Full Exercise	Paper	2177	2177	0	£ 7,800.00	£ 7,796.20	£ 3.80	CHR
Mr	James Robert	Keeling	YS595956B	75 Leander Drive ROCHDALE Lancs OL11 2XD	3.5811636	C06068023-08	Full Exercise	Paper	5445	5445	0	£ 19,500.00	£ 19,499.44	£ 0.56	INV
Mr	George	Quinn	HM761591C	56 Wychwood Avenue LUTON LU2 7HU	3.5811636	C06071968-01	Full Exercise	Paper	5445	5445	0	£ 19,500.00	£ 19,499.44	£ 0.56	CHR
				7 YEAR - SHARE CERTIFICATES REQUIRED				Totals	13067			£ 46,800.00	£ 46,795.08	£ 4.92	

To Individuals

Trinity Mirror plc Maturity Schedule
3 Year Accounts Certificate
22nd August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	David	Alcoe	ZW491948C	80 Tibbs Hill Road ABBOTS LANGLEY Herts WD5 0ED	4.28	C/07302810-00	Full Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	£ 0.96	CHR
Mr	Christopher J	Connolly	JM035569B	43 Croft Close Rowton CHESTER CH3 7QG	4.28	C/07304529-03	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Steven C	Dent	NW867656C	128 Elm Drive Harrow Middlesex HA2 7BZ	4.28	C/07303591-03	Full Exercise	Paper	724	724	0	£ 3,100.00	£ 3,098.72	£ 1.28	CHR
Mrs	Helena	Edmondson	YA041479B	20 Lawns Avenue WIRRAL Merseyside L63 0NF	4.28	C/07304474-02	Full Exercise	Paper	814	814	0	£ 3,487.50	£ 3,483.92	£ 3.58	CHR
Mr	Mark	Hidge	NZ694270C	29 Chatsworth Road WIRRAL Merseyside CH61 8RX	4.28	C/07304417-03	Full Exercise	Paper	90	90	0	£ 387.50	£ 385.20	£ 2.30	CHR
Mr	James	Horsley	YM805949D	4 Brent Court BILLINGHAM Cleveland TS23 1PT	4.28	C/07303136-05	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Robert	Low	YA8104930	73 Tower Hill Avenue Kilmaurs KILMARNOCK Ayrshire KA3 2TS	4.28	C/07303445-03	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mrs	Margaret Anne	Morris	WK598084B	Asgard Ffordd Y Rhos Treuddyn Mold MOLD Clwyd CH7 4NJ	4.28	C/07304217-00	Full Exercise	Paper	135	135	0	£ 581.25	£ 577.80	£ 3.45	INV
Mrs	Margaret	Oreilly	WM930482A	1 Bryngoleu Rudry CAERPHILLY Mid Glam CF83 3DN	4.28	C/07305130-07	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mrs	Nicola T	Perozzi	NV285767D	3 Houndsden Road LONDON N21 1LU	4.28	C/07302905-00	Full Exercise	Paper	543	543	0	£ 2,325.00	£ 2,324.04	£ 0.96	INV
Mr	Anthony Kenneth	Purnell	YB447196A	61 Pine Gardens Berrylands SURBITON Surrey KT5 8LJ	4.28	C/07303120-09	Full Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Joseph Francis	Redmond	YP536041D	Fourways 1 Heath Street STOURBRIDGE West Midlands DY8 1SQ	4.28	C/07302798-08	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	Shaun James	Ricks	WE718819B	25 Mistletoe Drive WALSALL WS5 4SW	4.28	C/07304677-02	Full Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	CHR
Miss	Susanne	Roberts	JA946810C	41 Burfam Road Linthorpe MIDDLESBROUGH Cleveland TS5 5AN	4.28	C/07303239-06	Full Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Martin Paul	Rodger	YR791115C	April Cottage 106 Christchurch Lane LICHFIELD Staffs WS13 8AL	4.28	C/07303763-00	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	Clive	Rudman	YT286400C	34 Moor Copse Close Earley READING RG6 7NA	4.28	C/07303524-07	Full Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mrs	Diane Julie	Sargent	NP426424C	54 Gregory Avenue Green Lane COVENTRY CV3 6DL	4.28	C/07303727-04	Full Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mr	Mark Richard	Sargent	NZ108945C	54 Gregory Avenue Green Lane COVENTRY CV3 6DL	4.28	C/07303728-02	Full Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	CHR
Mr	Fred	Schofield	WM741852B	145 Muirhead Avenue West Derby LIVERPOOL L13 0AX	4.28	C/07304892-08	Full Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Mrs	Jean A	Tucker	YR126141B	13 Lynwood Road REDHILL RH1 1JR	4.28	C/07304495-05	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Peter	Walker	ZT782247A	4 Delamere Close Aylesbury Buckinghamshire AYLESBURY Bucks HP20 2BG	4.28	C/07303666-09	Full Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mrs	Mary	Young	YA914532B	15 Eaton Road Maghull LIVERPOOL L31 5JU	4.28	C/07304128-10	Full Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
								Totals	12394	12394		£ 53,087.50	£ 53,046.32	£ 41.18	

3 YEAR - CERTIFICATE REQUIRED

To Individuals.

Trinity Mirror plc Maturity Schedule
3 Year Sell All Share on Exercise
22nd August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Matthew	Bailey	JT856116A	286 Sheepcot Lane Watford Hertfordshire WATFORD WD2 7DP	4.28	C/07303813-00	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	CHR
Mr	Michael	Barr	YZ753139B	42 Calderwood Road Rutherglen GLASGOW G73 3HE	4.28	C/07304541-02	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Sion Christian	Barry	NM340662B	34 Glynne Street Canton Cardiff CARDIFF CF11 9NS	4.28	C/07305018-05	Sell All Shares on Exercise	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	£ 0.26	INV
Mr	David	Beaton	YB863336B	26 Hillhouse Road Barassie TROON Ayrshire KA10 6SY	4.28	C/07300051-02	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,667.50	£ 9,665.64	£ 1.86	INV
Mrs	Catherine A	Bennett	YZ418735B	5 Pembroke Drive Ingleby Berwick STOCKTON ON TEES Cleveland TS17 5BB	4.28	C/07304756-03	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	CHR
Mr	David Paul	Bishton	WK245609B	103 Canterbury Road WOLVERHAMPTON WV4 4EQ	4.28	C/07304409-02	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	INV
Mr	Gordon	Bone	NZ026626B	3 Daer Way Oakmills HAMILTON Lanarkshire ML3 9JT	4.28	C/07304331-06	Sell All Shares on Exercise	Paper	362	362	0	£ 1,550.00	£ 1,549.36	£ 0.64	INV
Miss	Helen Rosalyn	Carter	NR67125D	30 Westlands Avenue Norton STOCKTON ON TEES Cleveland TS20 2PD	4.28	C/07304329-00	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Miss	Sonja	Cartwright	JA170095D	1 Parklands Drive CHELMSFORD CM1 7RJ	4.28	C/07303059-08	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Miss	Joanne Nichola	Cockcroft	JM319891D	201 Huddersfield Road Shelley HUDDERSFIELD HD8 8LB	4.28	C/07303974-09	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	John Patrick	Conway	WE173966D	7 Ewing St Londonderry County Londonderry LONDONDERRY BT48 6ST	4.28	C/07305309-01	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mrs	Patrice	Dalrymple	YP730623C	6 Fonayen Drive Regents Park Thornliebank GLASGOW G46 8JA	4.28	C/07304497-01	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mrs	Rita	Davies	YH711280D	1 Park Wood Court Longwood HUDDERSFIELD HD3 4TJ	4.28	C/07304341-10	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	Paul	Dove	NR331383A	18 Priory Way Woolton LIVERPOOL L25 8TU	4.28	C/07304992-02	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mrs	Hilda	Eccles	ZT883B67B	100 Hesleden Avenue MIDDLESBROUGH Cleveland TS5 8RN	4.28	C/07302962-10	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mrs	Gina	Fielding	YR430044D	The Nook 42 Stones Lane Linthwaite HUDDERSFIELD HD7 5PD	4.28	C/07302910-07	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Miss	Louise Claire	Gardner	NY412091A	24 Topcliffe Road Thornaby STOCKTON ON TEES Cleveland TS17 9QL	4.28	C/07304653-02	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Sean	Griffin	JR393944A	87 Grove Road MITCHAM Surrey CR4 1SL	4.28	C/07304215-04	Sell All Shares on Exercise	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mr	Anthony Michael	Hagan	YZ078102C	157 Earlshall Road Eltham LONDON SE9 1PJ	4.28	C/07303597-00	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mr	Paul Antony	Haley	YS845897B	9 Kilburn Close Ryhope SUNDERLAND SR2 0QU	4.28	C/07304544-07	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Michael	Hanlon	YR706117D	89 Bradpark Drive Giffnock GLASGOW G46 6LY	4.28	C/07303674-10	Sell All Shares on Exercise	Paper	1131	1131	0	£ 4,843.75	£ 4,840.68	£ 3.07	CHR
Mrs	Pamela	Hennessey	YZ918121C	3 Hillside Drive Streetly SUTTON COLDFIELD West Midlands B74 2BY	4.28	C/07304704-00	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	Halil	Huseyin	NE437721C	2 Leamington Avenue BROMLEY BR1 5BL	4.28	C/07303237-10	Sell All Shares on Exercise	Paper	1086	1086	0	£ 4,650.00	£ 4,648.08	£ 1.92	INV
Mrs	Helen Mary	Jones	NA767174B	12 Banc Yr Afon Gwaelod Y Garth CARDIFF CF15 9TU	4.28	C/07305146-03	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mrs	Kathleen	Jones	YK585726C	15 Goodwood Road REDHILL RH1 2HH	4.28	C/07304500-05	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mrs	Karen Louise	Lawless	NH896954C	83 Cobden Road SOUTHPORT Merseyside PR9 7TS	4.28	C/07304627-03	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	Leyland	Legay	YE955409A	9 Elm Grove Droylsden MANCHESTER M43 6LP	4.28	C/07302825-09	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Miss	Kelly Anne	Lockwood	JE657591D	84 Woodroyd Golcar HUDDERSFIELD HD7 4PR	4.28	C/07304521-07	Sell All Shares on Exercise	Paper	724	724	0	£ 3,100.00	£ 3,098.72	£ 1.28	INV
Mrs	Anne	Macdonald	YS764995B	22 Roxburgh Road PAISLEY Renfrewshire PA2 0UG	4.28	C/07304392-04	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	David	McCarthy	NA334587D	89 Holeburn Road Newlands GLASGOW G43 2XN	4.28	C/07304286-03	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mr	Edward Samuel	McKee	BT215995C	85 Brentwood Way NEWTOWNARDS Co Down BT23 8RY	4.28	C/07305292-03	Sell All Shares on Exercise	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	John	McLaughlin	NH630920A	123 Slievebuoy Road Cloudy Derry LONDONDERRY BT47 4AS	4.28	C/07305236-02	Sell All Shares on Exercise	Paper	543	543	0	£ 2,335.00	£ 2,324.04	£ 0.96	CHR
Mrs	Marge E	McQuarrie	NE582843B	55 Southwick Road DALBEATTIE Kirkcudbrightshire DG5 4EW	4.28	C/07304463-01	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Nigel David	Murphy	JK096744A	14 Lincoln St Canton CARDIFF CF5 1JX	4.28	C/07305126-09	Sell All Shares on Exercise	Paper	135	135	0	£ 581.25	£ 577.80	£ 3.45	CHR
Mr	Alan Ronald	Poole	YP156422D	18 Tenbury Way Rothwell KETTERING Northants NN14 6BG	4.28	C/07304120-04	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	David	Powell	ZS135775A	25 Marshalls Close Lydiate LIVERPOOL L31 2JT	4.28	C/07304120-04	Sell All Shares on Exercise	Paper	995	995	0	£ 4,262.50	£ 4,258.60	£ 3.90	INV
Mr	Gary	Ramsey	NA506645A	4 Crabtree Road STOCKSFIELD Northd NE43 7NX	4.28	C/07304403-03	Sell All Shares on Exercise	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	INV
Miss	Caroline Anne	Smith	JA637435D	35 Balmoral Terrace Heaton NEWCASTLE UPON TYNE NE6 5YA	4.28	C/07300803-03	Sell All Shares on Exercise	Paper	135	135	0	£ 581.25	£ 577.80	£ 3.45	INV
Ms	Sue	Smith	WM156508B	17 Evesham Way Battersea LONDON SW11 5DX	4.28	C/07304057-07	Sell All Shares on Exercise	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Miss	Sharon	Summerhill	NW315347A	8 Wellesley Crescent Lochpark Blackwood GLASGOW G68 9PH	4.28	C/07304057-07	Sell All Shares on Exercise	Paper	90	90	0	£ 387.50	£ 385.20	£ 2.30	CHR
Mr	Richard David	Wallace	WLB98054D	68 Chancery Road LONDON SW6 3AA	4.28	C/07304074-07	Sell All Shares on Exercise	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	David A H	Wood	WE498209D	7 Mendip Road BUSHEY WD23 4QL	4.28	C/07303036-09	Sell All Shares on Exercise	Paper	228	228	0	£ 968.75	£ 967.28	£ 1.47	CHR
Mrs	Wendy	Yilmaz	WM589014D	94 Tamworth Road Amington TAMWORTH Staffs B77 3BU	4.28	C/07303597-02	Sell All Shares on Exercise	Paper	226	226	0	£ 968.75	£ 967.28	£ 1.47	INV
								Totals		26007		£111,406.25	£111,309.96	£ 96.29	

3 YEAR - TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Roberta	Best	HM977395C	43 Richmond Road Newtownabbey County Antrim NEWTOWNABBEY Co Antrim BT36 5LD	4.28	C07305247-08	Full Exercise to Corporate Nominee	Paper	724	724	0	£ 3,100.00	£ 3,098.72	£ 1.28	INV
Mr	Andrew Paul	Brogan	J8307610B	26 Dearnside Road Denby Dale HUDDERSFIELD HD8 8TP	4.28	C07303479-08	Full Exercise to Corporate Nominee	Paper	2037	2037	0	£ 8,718.75	£ 8,718.36	£ 0.39	CHR
Mr	Robert Theodore	Caio	257066005C	194 Chester Road WATFORD WD18 0LJ	4.28	C07303920-03	Full Exercise to Corporate Nominee	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	£ 3.20	INV
Mr	Paul	Cassidy	YT808557A	148 Deganwy Road Llanrhos Llandudno Gwynedd LL30 1NE	4.28	C07304412-02	Full Exercise to Corporate Nominee	Paper	90	90	0	£ 387.50	£ 385.20	£ 2.30	INV
Mr	Gavin	Castle	NW058872A	West Knowels End Grimescar Road Ainley Top HUDDERSFIELD HD2 2EB	4.28	C07304549-08	Full Exercise to Corporate Nominee	Paper	679	679	0	£ 2,906.25	£ 2,906.12	£ 0.13	INV
Mr	Graham Charles J	Dench	YW19024SC	1 Parrock Cottages Parrock Lane Upper Hartfield HARTFIELD East Sussex TN7 4AT	4.28	C07303963-03	Full Exercise to Corporate Nominee	Paper	1086	1086	0	£ 4,650.00	£ 4,648.08	£ 1.92	CHR
Miss	Christine	Dunphy	NR986217C	91 St Georges Road Church Meadows Unsworth BURY Lancs BL9 8JG	4.28	C07304813-06	Full Exercise to Corporate Nominee	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mr	Colin	Francis	ZX2179958	83 Globe Road HORNCHURCH Essex RM11 1BN	4.28	C07303882-03	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	CHR
Mr	Andrew	Johnson	YR852654C	155 Yewtree Road Fallowfield MANCHESTER M14 7DQ	4.28	C07303599-09	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Ian	Liste	NA3069478	24 Willow Bank Lees OLDHAM OL4 3NE	4.28	C07304535-08	Full Exercise to Corporate Nominee	Paper	1131	1131	0	£ 4,843.75	£ 4,840.68	£ 3.07	CHR
Miss	Deborah	Maclynn	JA5409020	17 Victoria Road HOLYWOOD Co Down BT18 9BA	4.28	C07305254-00	Full Exercise to Corporate Nominee	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	David George	Martin	WM6174760	18 Skipton Avenue Chadderton OLDHAM OL9 6DA	4.28	C07302830-05	Full Exercise to Corporate Nominee	Paper	1810	1810	0	£ 7,750.00	£ 7,746.80	£ 3.20	CHR
Miss	Sylvia Ann	Mayo	YE49191BA	12 Skipton Place CANNOCK Staffs WS11 1PT	4.28	C07303272-08	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Miss	Sonia	Medland	JT006689B	4 Monkside CRAMLINGTON Northd NE23 6JU	4.28	C07303760-06	Full Exercise to Corporate Nominee	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Mr	Liam Matthew	Nicholson	J6234190	89 Lyndhurst Avenue LIVERPOOL L18 8XR	4.28	C07304671-03	Full Exercise to Corporate Nominee	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Ms	Zoe	Oliver	NZ482374A	5 Froden Court BILLERICAY Essex CM11 2TF	4.28	C07303130-06	Full Exercise to Corporate Nominee	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	INV
Mrs	Margret	Perry	WM6105798	145 Kings Road North Kings Estate WALLSEND Tyne and Wear NE28 9JH	4.28	C07303950-01	Full Exercise to Corporate Nominee	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mrs	Della	Shaw	YX646718C	5 Old Lindens Close Streetly SUTTON COLDFIELD West Midlands B74 2EJ	4.28	C07304705-09	Full Exercise to Corporate Nominee	Paper	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mrs	Amanda Jayne	Smith	WM731086C	20 Llys Bradilyn Castleview Coity BRIDGEND Mid Glam CF35 6BG	4.28	C07305150-01	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
Mr	Edward J	Stephens	YP834075B	21 Rushwood Close WALSALL WS4 2HS	4.28	C07304841-01	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86	CHR
Mr	Keith F	Sullivan	YT195531A	37 Longfield HARLOW Essex CM18 6JZ	4.28	C07303785-01	Full Exercise to Corporate Nominee	Electronic	452	452	0	£ 1,937.50	£ 1,934.56	£ 2.94	CHR
Mr	Nigel C	Thompson	WK4015698	47 Bellevue Road BILLERICAY Essex CM12 9HB	4.28	C07303132-02	Full Exercise to Corporate Nominee	Paper	679	679	0	£ 2,906.25	£ 2,906.12	£ 0.13	CHR
Mr	Stephen George	Titanswood	WK764540D	9 Burton House Gardens STAFFORD ST17 9WD	4.28	C07302915-08	Full Exercise to Corporate Nominee	Paper	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62	INV
Ms	Alison	Walker	NE5102340	4 Stockwood View Langstone NEWPORT Gwent NP18 2NS	4.28	C07305165-10	Full Exercise to Corporate Nominee	Paper	1358	1358	0	£ 5,812.50	£ 5,812.24	£ 0.26	INV
Mr	Nicholas	Williams	YB2676660	4 Coatham Gr Low Grange BILLINGHAM Cleveland TS23 3QF	4.28	C07304108-05	Full Exercise to Corporate Nominee	Paper	181	181	0	£ 775.00	£ 774.68	£ 0.32	INV
Mrs	Carol	Wyper	NZ0201300	40A Balshagray Drive GLASGOW G11 7DD	4.28	C07303678-02	Full Exercise to Corporate Nominee	Paper	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60	INV
								Totals	22532	22532		£ 96,487.50	£ 96,436.96	£ 50.54	

3 YEAR - TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
7 Year Full Exercise to Share Dealing Account
22nd August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Kennedy	Bell	YY950105B	101 Waterside Road Kirkintilloch GLASGOW G66 3QJ	3.5811636	C/06067972-08	Full Exercise to Corporate Nominee	Paper	871	871	0	£ 3,120.00	£ 3,119.20	£ 0.80	CHR
Mr	Daniel John	Brown	YS797343A	10 Kelso Street GLASGOW G14 0JZ	3.5811636	C/06067974-04	Full Exercise to Corporate Nominee	Paper	5445	5445	0	£ 19,500.00	£ 19,499.44	£ 0.56	INV
Mr	Keith F	Sullivan	YT195531A	37 Longfield HARLOW Essex CM18 6JZ	3.5811636	C/06067964-07	Full Exercise to Corporate Nominee	Electronic	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	CHR
Mr	Alan	Tween	WM13331BB	23 Crabbe Crescent CHESHAM Bucks HP5 3DD	3.5811636	C/06067919-01	Full Exercise to Corporate Nominee	Paper	3266	3266	0	£ 11,700.00	£ 11,696.09	£ 3.91	INV
	7 YEAR - TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)								Totals	10670			£ 38,220.00	£ 38,211.04	£ 8.96

Trinty Mirror plc Maturity Schedule
7 Year Sell all Shares on Exercise
22nd August 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	John Frederick	Curie	YR075644B	67 Avondale Road South BENFLEET Essex SS7 1EH	3.5811636	C/06067931-00	Sell All Shares on Exercise	Paper	1088	1088	0	£ 3,900.00	£ 3,896.31	£ 3.69	CHR
Mr	Garry	Riley	WE745074A	11 Melverley Road Higher Blackley MANCHESTER M9 0PR	3.5811636	C/06072044-02	Sell All Shares on Exercise	Paper	2177	2177	0	£ 7,800.00	£ 7,796.20	£ 3.80	INV
								Totals		3265		£ 11,700.00	£ 11,692.51	£ 7.49	

7 YEAR - TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

 Trinity Mirror

E007

Schedule for Return of Allotment of shares Form 88(2)
For Executive Share Option Schemes

Date of Exercise: 22 August 2003

Shareholder name	Shareholder address	Number alloted
Mr Joe Sinyor	70 Sheldon Avenue London N6 4ND	54,696
Mr Peter Curran	16 Naseby Road Solihull West Midlands B91 2DR	9,100

EXHIBIT C-(a) 38



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 25 88748

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 8	0 9	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	18,817	1,087	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	358.1164p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule	Class of shares allotted £0.10 Ordinary	Number allotted 3,211
Address UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 16,693
Address As per attached schedules TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form **4**

Signed _____   Date 12.9.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror plc Maturity Schedule
3 Year Accounts Certificate
8 September 2003

Title	Forename	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Gloria Ann	Colligan	ZX668234D	Castle Gardens House Ravensworth Park Estate GATESHEAD Tyne and Wear NE11 0HP	4.28	C007304482-03	Full Exercise	Paper	45	45	0	£193.75	£192.60	£1.15	INV
Mr	Barry John	Harrison	NH967133C	22 Colne Way Watford Hertfordshire WATFORD WD24 7NA	4.28	C007303B21-01	Full Exercise	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	CHR
Mr	Peter	Mayled	2Y259669C	12 St Asaph Close Heath CARDIFF CF14 4LD	4.28	C007305116-01	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Miss	Sarah	Taylor	NH874726B	12 Lavender Avenue COVENTRY CV6 1DA	4.28	C007303862-08	Full Exercise	Paper	135	135	0	£581.25	£577.80	£3.45	INV
Miss	Karen	Bentley	NW664427C	5 Otterburn Road NORTH SHIELDS Tyne and Wear NE29 8BH	4.28	C007304130-05	Full Exercise	Electronic	316	316	0	£1,356.25	£1,352.48	£3.77	INV
								Total		3211		£13,756.25	£13,741.08	£13.17	

3 YEAR MATURITIES -- SHARE CERTIFICATES REQUIRED

Trinity Mirror plc Maturity Schedule
3 Year Accounts Exercise to HSQL account
8 September 2003

Title	Forename	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Stuart Greg	Kershaw	YW180750D	41 Chadwell Avenue Chadwell Heath ROMFORD RM6 4QH	4.28	C07303311-02	Full Exercise to Share Dealing Account	Paper	679	679	0	£2,906.25	£2,906.12	£0.13	INV
Miss	Kirsty	Marrin	JC317608A	11 Johnstone Court LOCKERBIE Dumfriesshire DG11 2JD	4.28	C07304059-03	Full Exercise to Corporate Nominee	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mr	Khan	Pulman	ZS475624B	17 Brennor Rd New Moston MANCHESTER M40 0HB	4.28	C07304591-09	Full Exercise to Corporate Nominee	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	CHR
Mr	Beverley J	Sullivan	YS9793190D	32 Whisker Road Tremorfa Cardiff CARDIFF CF24 2RL	4.28	C07305156-00	Full Exercise to Corporate Nominee	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mrs	Graham L	Barr	NX91T124A	13 Louise Gardens Holytown MOTHERWELL Lanarkshire ML1 4XF	4.28	C07303867-10	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Jonathan J	Winter	NS4501028	5 Grove Hill Mews TUNBRIDGE WELLS Kent TN1 1BN	4.28	C07303864-02	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	CHR
Mr	Norman	Webb	YA865721C	29 Chipchase Avenue Mayfield Glade CRAMLINGTON Northd NE23 6TS	4.28	C07304163-08	Full Exercise to Corporate Nominee	Paper	226	226	0	£968.75	£967.28	£1.47	INV
								Total	4253	4253	0	£18,212.50	£18,202.84	£9.66	

3 YEAR MATURITIES -- SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (1033X24)

Trinity Mirror plc Maturity Schedule
3 Year Accounts Sell all Shares on Exercise
8 September 2003

Title	Forename	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Peter	Alsop	YE342842D	03 Winipple Road Fairfield Park STOCKTON ON TEES Cleveland TS19 7LR	4.28	C07303598-04	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Caomanin	Barr	JJ1385863D	Carnagave Moville CO DONEGAL Ireland	4.28	C07305275-03	Sell All Shares on Exercise	Paper	1448	1448	0	£6,200.00	£6,197.44	£2.56	INV
Mr	Graham	Brough	WK877228D	Flat 6 176 Holland Park Avenue LONDON W11 4UH	4.28	C07302875-05	Sell All Shares on Exercise	Paper	1629	1629	0	£6,975.00	£6,972.12	£2.88	INV
Mr	Terence B	Brown	NH799737B	53 Chamber Road Shaw OLDHAM OL2 7AR	4.28	C07304713-10	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mr	Robert Tho	Crutchley	NZ517311D	72 Brthdir Street Cathays CARDIFF CF24 4LF	4.28	C07305033-05	Sell All Shares on Exercise	Paper	679	679	0	£2,906.25	£2,906.12	£0.13	INV
Mr	Thomas A	Croy	NE8364828	129 Dunraven Avenue BELFAST BT5 5JS	4.28	C07305268-05	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mrs	Mavis	Dei'Anna	ZX449412D	12 Ffordd Eynon Evans Cwm Ifor Park Caerphilly CAERPHILLY Mid Glam CF83 2ET	4.28	C07305042-04	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Peter Ray	Gill	ZY207207D	Bridge House Pontsticil MERTHYR TYDFIL Mid Glam CF48 2UP	4.28	C07305061-00	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	CHR
Mr	Simon	Holden	NW406011C	11 Tilton Road Burbage HINCKLEY Leics LE10 2SE	4.28	C07303253-01	Sell All Shares on Exercise	Paper	90	90	0	£387.50	£385.20	£2.30	CHR
Mr	Michael D	Jones	YP228743A	51 Coniston Road BROMLEY BR1 4JG	4.28	C07303233-07	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Rachel Jan	Mainwaring	C3B7440A	7 Maes-Y-Briallu Morganstown Cardiff CARDIFF CF4 8FA	4.28	C07305113-07	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mrs	Sheila	Meredith	YR7877358	26 Rosemary Hill Road SUTTON COLDFIELD West Midlands B74 4HL	4.28	C07304722-08	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Ms	Elizabeth	Mulgrew	NS868495A	1 Ulf Gardens Bishopbriggs GLASGOW G64 1XN	4.28	C07303165-09	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Ms	Rukhsana	Sayid	WL557015A	214 Langley Road Slough Berkshire SLOUGH SL3 7EE	4.28	C07304594-03	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Miss	Amanda L	Traynor	JP6747218	8 Felcote Avenue HUDDERSFIELD HD5 8DR	4.28	C07304061-05	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Gary	Woodward	YY786197A	Woodvale Marsh Lane Elton CHESTER CH2 4LP	4.28	C07304152-02	Sell All Shares on Exercise	Paper	90	90	0	£387.50	£385.20	£2.30	INV
Mr	Sarah	Morris	NE867806C	62 Outwoods Drive LOUGHBOROUGH Leics LE11 3LU	4.28	C07304102-06	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
Mr	Anthony	Hodge	ZX501382C	88 Heatherfield Road Marsh HUDDERSFIELD HD1 4QJ	4.28	C07304148-04	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	INV
Mrs	Gillian Tra	Robinson	NP256653A	36 Lapford Drive CRAMLINGTON Northd NE23 3GP	4.28	C07303731-02	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
								Total	11353			£48,631.25	£48,590.84	£40.41	

3 YEAR MATURITIES - SELL SHARES ON EXERCISE THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (D33X24)

Trinity Mirror plc Maturity Schedule
7 Year Accounts to exercise to HSDL account
8 September 2003

Title	Forename	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	John	Barber	YP394914C	52 Hare Crescent Leavesden WATFORD WD2 7EE	3.5811036	C/06071953-03	Full Exercise to Share Dealing Account	Paper	435	435	0	£1,560.00	£1,557.81	£2.19	INV
Mr	Graham	LeBarr	NX917124A	12 Louise Gardens Holytown MOTHERWELL Lanarksh	3.581164	C/06067971-10	Full Exercise to Corporate Nominee	Paper	435	435	0	£1,560.00	£1,557.81	£2.19	INV
Mr	David	Ash	YS338374B	Bramble Ridge 14 Jacksons Lane BILLERICAY Essex	3.581164	C/06067925-06	Full Exercise to Corporate Nominee	Paper	217	217	0	£780.00	£777.11	£2.89	INV
								Total		1087		£3,900.00	£3,892.73	£7.27	

7 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

EXHIBIT C-(a) 39



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number   85248

Company Name in full   Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 5	0 9	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	18,685	1,088	429
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	358.1164p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule	Class of shares allotted £0.10 Ordinary	Number allotted 2,601
Address As per schedule		
UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 17,601
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   5

Signed _____   **Date** 15.9.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror plc
Certificate
15 Sept 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Angela	Logan	NH336173C	Lismore 63 Dollerie Terrace Crieff Perthshire PH7 3EG	3.14	1805	429	1376	£1,350.00	£1,347.06	£2.94
						Total	429	1376	£1,350.00	£1,347.06	£2.94
		EARLY EXERCISE - CERTIFICATE REQUIRED									

Trinity Mirror plc Maturity Schedule
3 Year Accounts Certificate
15 Sept 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Lynne B	Hill	YX842710A	2 St Margarets Place CARDIFF CF4 7AD											
Mr	Iain	Hepburn	JJ178444A	9 Sidlaw Road Bearsden GLASGOW G61 4LE	4.28	C07305079-03	Full Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	CHR
Mrs	Wai Lin	Fu	WM956020D	23 Finnemore Close COVENTRY CV3 6LR	4.28	C07303078-04	Full Exercise	Paper	543	543	0	£2,325.00	£2,324.04	£0.96	INV
Mr	Keith	Newton	YM414597D	81 Mallowdale Nunthorpe Middlesbrough Cleveland TS7 0QZ	4.28	C07303407-00	Full Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	CHR
					4.28	C07304337-01	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
								Total	2172		0	£9,300.00	£9,296.16	£3.84	

3 YEAR MATURITIES - CERTIFICATES REQUIRED

Trinity Mirror plc Maturity Schedule
3 Year Accounts Exercising to HSDL Account
15 Sept 2003]

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	A J	Sathe	YB936026C	11 Marsham Grove Marsh HUDDERSFIELD HD3 3DT	4.28	C/07304149-02	Full Exercise to Corporate Nominee	Electronic	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Bruce	Jackson	WE944079C	11 Burrows Close Linford Dale MANNINGTREE Essex CO11 2HE	4.28	C/07303985-04	Full Exercise to Corporate Nominee	Electronic	1358	1358	0	£5,812.50	£5,812.24	£0.26	CHR
Mr	Samuel Robert	Lewis	JL9783658	26 Holland Gardens Belfast County Antrim BT5 6EQ	4.28	C/07305235-04	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mr	Terance	Dagger	YH663128	51 Queen Anne's Grove Bush Hill Park Enfield Middx EN1 2JS	4.28	C/07303022-09	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Alan	Marsden	WE230871C	3 Lower Frenches Drive Greenfield Oldham OL3 7JD	4.28	C/07304484-10	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Michael Philip	Macklin	YY052821A	49 St Kenelms Avenue Halesowen West Midlands B63 1DN	4.28	C/07300755-10	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Ian	Gray	YX176345A	2 Garnet Court Marlow Buckinghamshire SL7 2AN	4.28	C/07304142-05	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mr	John Robson	Mead	YE680098D	98 The Woodlands South Croydon Surrey CR2 0HF	4.28	C/07304559-05	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Leslie	Bell	YY497346A	14 Helmington Terrace Hunswick Crook Co Durham DL15 0LQ	4.28	C/07303898-03	Full Exercise to Corporate Nominee	Paper	543	543	0	£2,325.00	£2,324.04	£0.96	INV
								Total	7330	7330	0	£31,387.50	£31,372.40	£15.10	

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
3 Year Accounts Sell all Shares on Exercise
15 Sept 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Matthew	Cartwright	JE9067378	165 Curling Tye BASILDON Essex SS14 2PW	4.28	C07303055-10	Sell All Shares on Exercise	Electronic	452	452	0	£1,937.50	£1,934.58	£2.94	CHR
Mrs	Wendy	Smith	NY076555A	14 Sadler Road Whitehouse Common SUTTON COLDFIELD West Midlands B75 6HX	4.28	C07304922-01	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.58	£2.94	INV
Mrs	Karen Elizabeth	Swan	NS894353D	19 Deepdene Avenue DORKING Surrey RH4 1SS	4.28	C07304467-10	Sell All Shares on Exercise	Paper	1358	1358	0	£5,812.50	£5,812.24	£0.26	INV
Mr	William	Smith	YR825339C	Newmill Cottage 1 Hartwood Road SHOTTS Lanarkshire ML7 5DB	4.28	C07302797-10	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
Mr	David Arthur	Banks	NE478229B	3 Trinity Terrace CORBRIDGE Northd NE45 5HV	4.28	C07303794-00	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
Mr	Gary	Rochford	NE711234B	188 Sylvan Avenue Timperley ALTRINCHAM Cheshire WA15 6AH	4.28	C07302840-02	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Mr	Gavriel A	Gavriel	JE283926C	166 Whittington Road LONDON N22 8YL	4.28	C07304975-02	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mrs	Carole	Pearson	NP0450100	22 Hawthorne Way Shelley HUDDERSFIELD HD8 8JX	4.28	C07304577-03	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Colin	Wells	YH032387D	28 Avondale Court PORTH Mid Glam CF39 9NH	4.28	C07305171-04	Sell All Shares on Exercise	Paper	543	543	0	£2,325.00	£2,324.04	£0.96	INV
Mr	Keith	Clark	NM541870D	1 Brownlow Road SOUTH SHIELDS Tyne and Wear NE34 0QS	4.28	C07304461-00	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.58	£2.94	CHR
Mrs	Fiona Ann	Barras	NM297841D	35 Commoor Road Whickham NEWCASTLE UPON TYNE NE16 4PU	4.28	C07305321-00	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Steven John	Goodidge	JE881484A	18 Bingham Close Emerson Valley Milton Keynes Buckinghamshire MK4 2AU	4.28	C07303349-10	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	INV
Mr	Marcus Adam	Partington	NA988470B	36 Winterbrook Road Herne Hill London SE24 9JA	4.28	C07303532-03	Sell All Shares on Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	INV
Mr	Antony D	Ellis	NB735339C	9 Castle Drive Heswell Wirral Merseyside CH60 4RJ	4.28	C07303828-09	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
								Total		9183	0	£39,331.25	£39,303.24	£28.01	

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (0033X2A)

Trinity Mirror plc Maturity Schedule
7 Year Sell All Shares on Exercise
15 Sept [2003]

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	William	Smith	YR825339C	Newmill Cottage 1 Hartwood Road Shotts Lanarkshire ML7 5DB	3.581164	C/06072027-02	Sell All Shares on Exercise	Paper	1088	1088	0	£3,900.00	£3,896.31	£3.69	INV
								Total	1088	1088	0	£3,900.00	£3,896.31	£3.69	

7 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (1033X24)

EXHIBIT C-(a) 40



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 88248

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From			To		
Day	Month	Year	Day	Month	Year
1 2	0 9	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	11,044	67,700	16,984
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	437.5p	352.7p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 85248

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From				To		
	Day	Month	Year		Day	Month	Year
	1 2	0 9	2 0 0 3				

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	9,624	50,000	
Nominal value of each share	0.10p	0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	426p	452.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 155,352
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | I |

Signed _____   Date 12.9.03

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 41



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 0 9	Year 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p				
Number allotted	11,208	4,355				
Nominal value of each share	£0.10p	£0.10p				
Amount (if any) paid or due on each share (including any share premium)	428p	358.11636p				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A15
COMPANIES HOUSE
0612
04/10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule	Class of shares allotted £0.10 Ordinary	Number allotted 4,964
Address As per schedule		
UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 10,599
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form **5**

Signed _____ Date 22.9.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Trinity Mirror plc
Certificate
22/09/03

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Rachael Anne	Baker	NM789042A	23 Newton Road Geddington KETTERING Northants NN14 1AU	4.28	394	201	193	£861.00	£860.28	£0.72
Mr	Bernard	Reilly	YW706722C	146 Guildford Road Birkdale SOUTHPORT Merseyside PR8 4NF	4.28	788	465	323	£1,990.50	£1,990.20	£0.30
						Total	666		£2,851.50	£2,850.48	£1.02

EARLY EXERCISE - SHARE CERTIFICATES REQUIRED.

Maturity Schedule for Trinity Mirror plc
3 Year Accounts Certificate

22/09/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Alan Michael	Livermore	YK082572D	75 Richmond Park Road KINGSTON UPON THAMES Surrey KT2 6AF	4.28	C/07303964-01	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mrs	Ellen	Mack	NH633668D	Hafod Y Cwm Cwm Road PENMAENMAWR Gwynedd LL34 6HG	4.28	C/07303459-03	Full Exercise	Paper	1131	1131	0	£4,843.75	£4,840.68	£3.07	CHR
Mr	William	Rowlands	YR665206C	41 The Headlands Marske by The Sea REDCAR Cleveland TS11 7AG	4.28	C/07304156-05	Full Exercise	Paper	633	633	0	£2,712.50	£2,709.24	£3.26	INV
Mrs	Margaret Violet	Thomson	NS143975C	32 Ashford Drive Bedworth Nuneaton BEDWORTH Warwickshire CV12 8QJ	4.28	C/07303088-01	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Alan Leslie	Wentworth	ZY3170328	60 Marians Drive ORMSKIRK Lancs L39 1LQ	4.28	C/07304374-06	Full Exercise	Paper	724	724	0	£3,100.00	£3,098.72	£1.28	CHR
								Total	4298			£18,405.25	£18,395.44	£10.81	
				3 YEAR MATURITY - SHARE CERTIFICATE REQUIRED											

Maturity Schedule for Trinity Mirror plc
3 Year Account Exercise to HSDL
22/09/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Stephen Paul	Jaggar	YY701478B	120 Thornhill Street Calverley PUDSEY West Yorkshire LS28 5PR	4.28	C/07303269-08	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	CHR
Mr	Andrew P	Lines	NB417465D	28 The Shaw Hatfield Heath BISHOPS STORTFORD Herts CM22 7DD	4.28	C/07304662-01	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	INV
Mr	Michael	Moore	YW307177D	Alban House High Pine Close WEYBRIDGE Surrey KT13 9EA	4.28	C/07303838-06	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
								Total	4073			£17,437.50	£17,432.44	£5.06	

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (I033X24)

Maturity Schedule for Trinity Mirror plc
3 Year Accounts Sell all Shares
22/09/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Robert	Lines	ZT394713D	54 Forest Glade Highams Park LONDON E4 9RH	4.28	C/07303451-08	Sell All Shares on Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20
Ms	Beverley Jane	Plow	NB75350D	30 Clos Llynfaen Lisvane Wal CARDIFF CF14 0UP	4.28	C/07305135-06	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.68	£0.32
Mrs	Diane Angela	Wheatman	NE137506B	23 The Sadlers Tilehurst READING RG31 6QZ	4.28	C/07304771-07	Sell All Shares on Exercise	Paper	90	90	0	£387.50	£385.20	£2.30
Mrs	Frances Kerry	Williams	NB732334C	5 Powys Gardens Dinas Powys Vale of Glamorgan DINAS POWYS South Glam CF64 4LP	4.28	C/07305174-09	Sell All Shares on Exercise	Paper	90	90	0	£387.50	£385.20	£2.30
								Total	2171	2171		£9,300.00	£9,291.88	£8.12

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
7 Year Accounts Sell all Shares
22/09/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Cost Residue
Mr	David	Beagan	WE120440D	217 Kings Park Avenue Kings Park GLASGOW G44 4HZ	3.5811636	C/06072007-08	Full Exercise to Corporate Nominee	Paper	4355	4355	0	£15,600.00	£15,595.97	£4.03	INV
									Total	4355	0	£15,600.00	£15,595.97	£4.03	
				7 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)											

EXHIBIT C-(a) 42



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 3	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	12,500	28,300	12,060
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	437.5p	352.7p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 164,061
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 3·10·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange





88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares
were allotted

(if shares were allotted on one date enter that
date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 3	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	75,000	18,273	17,928
Nominal value of each share	0.10p	0.10p	0.10p
Amount (if any) paid or due on each share *(including any share premium)*	454.0p	452.5p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted

*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

EXHIBIT C-(a) 43



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	1 9	0 9	2 0 0 3					

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	8,581	26,014	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	437p	470.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A06
COMPANIES HOUSE   0037
08/10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 34,595
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form `0`

Signed _____ **Date** 23 Sept 2003

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 44



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 6	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	9,698	1,742	437
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	358.11636p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule	Class of shares allotted £0.10 Ordinary	Number allotted 2,354
Address As per schedule		
UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 9,523
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [5]

Signed _____   Date 9.10.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Trinity Mirror plc
Certificate
6th October 2003

Title	Forename	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Anne	Wilson	YW629939D	240 Old Castle Road Cathcart GLASGOW G44 5EZ	3.14	1504	437	1067	£1,375.00	£1,372.18	£2.82
					Total	437	1067	£1,375.00	£1,375.00	£1,372.18	£2.82

EARLY EXERCISE - SHARE CERTIFICATE REQUIRED

Trinity Mirror plc
3 Year Certificate
6th October 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Andrew Leonard	Johnston	JG955453B	34 Barkhill Road LIVERPOOL L17 6AZ	4.28	C/07302978-06	Full Exercise	Paper	90	90	0	£387.50	£385.20	£2.30	INV
Mr	Brian M	Nicholson	YP564035D	77 Langdale Road LIVERPOOL L15 3LA	4.28	C/07304039-09	Full Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Janet	Stockwell	ZS606824B	11 Cedarwood Cres Caversham READING RG4 8NW	4.28	C/07303303-01	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mrs	Anne	Wilson	YW629939D	240 Old Castle Road Cathcart GLASGOW G44 5EZ	4.28	C/07305740-02	Full Exercise	Paper	1971	1194	777	£5,113.75	£5,110.32	£3.43	INV
								Total	1917			£8,213.75	£8,204.76	£8.99	

3 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc
3 Year Exercise to HSDL
6th October 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Shirley Anne	Butt	NM127938A	14 Blackmore Rd Stalbridge STURMINSTER NEWTON Dorset DT10 2NT	4.28	C/07304658-03	Full Exercise to Corporate Nominee	Paper	90	90	0	£387.50	£385.20	£2.30	INV
Mr	Russell Sydney	Cox	YA0669118C	8 Garden Close Watford Hertfordshire WATFORD WD17 3DP	4.28	C/07304862-04	Full Exercise to Corporate Nominee	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	INV
Mr	Jonathan W	Eakin	NR7775590C	10 Woodland Avenue Helens Bay BANGOR Co Down BT19 1TX	4.28	C/07303817-03	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mr	Paul	Fradgley	JA882308A	17 Marlborough Drive STOURBRIDGE West Midlands DY8 2LJ	4.28	C/07304401-07	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Terence Stephen	Veale	YY937312B	16 Gwaunfarren Close MERTHYR TYDFIL Mid Glam CF47 9AX	4.28	C/07305164-01	Full Exercise to Corporate Nominee	Paper	181	181	0	£775.00	£774.68	£0.32	INV
								Total	3891	3891		£16,662.50	£16,653.48	£9.02	

'3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc
3 Year Sell All Shares
6th October 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Simon Jon	Brew	JB596407D	18 Foxlea Road HALESOWEN West Midlands B63 1DX	4.28	C07304965-05	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Kevin D	Brown	YY317839A	101 Sanquahar Street Adamsdown CARDIFF CF2 2AD	4.28	C073050524-06	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Lorraine	Queen	YS645256D	2 Burnet Rose Court Stewartfield East Kilbride GLASGOW G74 4TG	4.28	C07304673-07	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Miss	Elizabeth	Steele	NR054841C	Flat 3/4 266 Camphill Avenue Shawlands GLASGOW G41 3AS	4.28	C07303679-00	Sell All Shares on Exercise	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	INV
Mr	Daniel H	Wilce	ZW337565A	25 Pantbach Avenue CARDIFF CF4 1UR	4.28	C073051172-02	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
								Total	3890			£16,662.50	£16,649.20	£13.30	

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc
7 Year Sell All Shares
6th October 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Terence S	Northcott	ZL101467D	122 Shepherds Hill Harold Wood ROMFORD RM3 0NJ	3.5811636	C/06071999-01	Sell All Shares on Exercise	Paper	1742	1742	0	6240	6238.39	1.61	INV
								Total	1742	1742		6240	6238.39	1.61	

7 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

EXHIBIT C-(a) 45

 **coform**

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 1 0	Month 1 0	Year 2 0 0 3	Day	Month	Year
Class of shares *(ordinary or preference etc)*	Ordinary 10p					
Number allotted	72,578					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share *(including any share premium)*	454p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 72,578
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form　　　[0]

Signed _____　Date 10·10·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP　　　Tel 020 7293 3281
	DX number　　　　　DX exchange



EXHIBIT C-(a) 46



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 3	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	4,704	3,266	860
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	358.1164p	401p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A81   0329
COMPANIES HOUSE   23/10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule	Class of shares allotted £0.10 Ordinary	Number allotted 2,057
Address As per schedule		
UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 7,970
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [6]

Signed _____ Date 14·10·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange





88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number

82548

Company Name in full

Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 1 3	Month: 1 0	Year: 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary	Ordinary				
Number allotted	911	286				
Nominal value of each share	0.10p	0.10p				
Amount (if any) paid or due on each share (including any share premium)	330p	314p				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Maturity Schedule for Trinity Mirror plc
3 year accounts Sell Shares
13.10.03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Chris	Higgins	NB821850B	19 Knightsway Waterloo LIVERPOOL L22 4RS	4.28	C/07304859-04	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
Mr	Adrian D	Hogg	WL206106D	19 Cheviot View Ponteland NEWCASTLE UPON TYNE NE20 9BP	4.28	C/07304434-03	Sell All Shares on Exercise	Paper	90	90	0	£387.50	£385.20	£2.30	INV
Mr	Alastair Hulbert	Machray	WM093425D	6 Valentia Road Hoylake WIRRAL Merseyside CH47 2AW	4.28	C/07303891-02	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Miss	Lowri May	Oliver	NS982059D	21 Summerfield Avenue Heath CARDIFF CF14 3QA	4.28	C/07305129-03	Sell All Shares on Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mr	Barry William	Raybould	YT438213B	Montrose 1 Cottesmore Close WEST BROMWICH West Midlands B71 3SB	4.28	C/07302795-03	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Ms	Keely	Sherbird	JS162895D	89 Kidmore Road Caversham READING RG4 7NH	4.28	C/07303306-06	Sell All Shares on Exercise	Paper	543	543	0	£2,325.00	£2,324.04	£0.98	CHR
									Total	2623		£11,237.50	£11,226.44	£11.06	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
3 year HSDL
13.10.03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	William James	Barkley	NB423640C	Site 2 Shanes Court Station Road Randalstown ANTRIM BT41 2AE	4.28	C/07305281-08	Full Exercise to Corporate Nominee	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Miss	Jacqueline A	Docherty	NW327201C	39 Cranbrooke Drive Maryhill GLASGOW G20 0LU	4.28	C/07302897-06	Full Exercise to Corporate Nominee	Paper	181	181	0	£775.00	£774.68	£0.32	CHR
Mr	Andrew J	Jones	YZ797929C	10 Edward Street PENMAENMAWR Gwynedd LL34 6LW	4.28	C/07304408-04	Full Exercise to Corporate Nominee	Paper	724	724	0	£3,100.00	£3,098.72	£1.28	INV
Mr	Michael	O'Hare	Y8905148A	60 Homestead Crescent Kingsway Burnage MANCHESTER M19 1GL	4.28	C/07303968-04	Full Exercise to Corporate Nominee	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
								Total	2081			£8,912.50	£8,906.68	£5.82	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
5 year accounts Certificate
13/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Vivien	Armstrong	NB892461A	10 Chesterfield Road Crosby LIVERPOOL L23 9XW	4.01	C/0653376-06	Full Exercise	Paper	860	860	0	£3,484.62	£3,448.60	£36.02	INV
								Total	860	860		£3,484.62	£3,448.60	£36.02	

MATURITY - SHARE CERTIFICATE REQUIRED.

Maturity Schedule for Trinity Mirror plc
7 year accounts HSDL
13/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Simon	Davenport	NE933976B	9 Ainsdale Grove STOCKPORT Cheshire SK5 6UF	3.581164	C/06072033-07	Full Exercise to Corporate Nominee	Paper	3266	3266	0	£11,700.00	£11,696.08	£3.92	INV
									Total	3266		£11,700.00	£11,696.08	£3.92	

7 YEAR MATURITY - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc
Certificate
13/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Leo Clive	Coligan	YR956528A	6A Hall Road East LIVERPOOL L23 8TS	3.3	1022	911	111	£3,008.50	£3,006.30	£2.20
Mr	Leo Clive	Coligan	YR956528A	6A Hall Road East LIVERPOOL L23 8TS	3.14	1203	286	917	£900.00	£898.04	£1.96
						Total	1197		£3,908.50	£3,904.34	£4.16

EARLY EXERCISE - SHARE CERTIFICATE REQUIRED

EXHIBIT C-(a) 47



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 0	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	1,899	5,445	92
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	428p	358.11636p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A31
COMPANIES HOUSE
0522
23/10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule **Address** As per schedule UK postcode |	Class of shares allotted £0.10 Ordinary	Number allotted 632
Name Halifax Share Dealing Nominees Limited (ID33X24) **Address** Trinity Road Halifax West Yorkshire UK postcode |HX1 2RG	Class of shares allotted £0.10 Ordinary	Number allotted 7,344
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [5]

Signed _____ Date 21. 10. 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



 **coform**

88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 2 0	**Month** 1 0	**Year** 2 0 0 3	**Day**	**Month**	**Year**

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	540		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

Maturity Schedule for Trinity Mirror plc
3 year Accounts HSDL
20 October 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residual	Dest Residue
Mrs	Deborah Elizabeth	Hunt	WL551222C	5 Beaufort Avenue Hodge Hill BIRMINGHAM B34 6AD	4.28	C/07303857-02	Full Exercise to Corporate Nominee	Paper	90	90	0	£387.50	£385.20	£2.30	INV
Mr	Ronald Scott	McCleneghen	NE524824C	The Cedars 41 Seafield Crescent Cumbernauld GLASGOW	4.28	C/07304743-01	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Mrs	Tracey	O'Neill-Gyllenship	NY5190089D	31 Orston Crescent WIRRAL Merseyside CH63 9NZ	4.28	C/07302931-10	Full Exercise to Corporate Nominee	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
								Total		904		£3,875.00	£3,869.12	£5.88	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
3 year Accounts Sell All Shares on Exercise
21/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Margaret R	Morris	WL768044C	8 Trem Y Castell Towyn Way West Towyn ABERGELE	4.28	C/07304797-00	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
Mrs.	Alison Mary	Nagle	NA816343C	20 Cockshott Road REIGATE Surrey RH2 7HD	4.28	C/07304504-08	Sell All Shares on Exercise	Paper	45	45	0	£199.75	£192.60	£1.15	INV
Mrs	Fiona	Pauley	WL1118644A	7 Drummuir Foot Girdle Toll IRVINE Ayrshire KA11 1NW	4.28	C/07303675-08	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	CHR
Mr	Derek Charles	Watts	ZT5828088	71 Postbridge Road Styvechale COVENTRY CV3 5AF	4.28	C/07304711-03	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
								Total		995		£4,262.50	£4,258.60	£3.90	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
7 year Accounts HSDL
21/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Neil	Gardner	YY926393B	32 Lord Lane Failsworth MANCHESTER M35 0SJ	3.5811636	C/06072035-03	Full Exercise to Corporate Nominee	Paper	5445	5445	0	£19,500.00	£19,499.44	£0.56	INV
							Total		5445	5445		£19,500.00	£19,499.44	£0.56	
7 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)															

Trinity Mirror plc
Certificate
20 October 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Edward John	Johnson	ZT084830B	6 Tennyson Street MIDDLESBROUGH Cleveland TS1 4LZ	3.3	102	92	10	£306.65	£303.60	£3.05
Mr	Edward John	Johnson	ZT084830B	6 Tennyson Street MIDDLESBROUGH Cleveland TS1 4LZ	3.14	240	63	177	£200.00	£197.82	£2.18
Mrs	Nicola T	Perrozzi	NY285767D	3 Houndsden Road LONDON N21 1LU	3.14	1805	477	1328	£1,500.00	£1,497.78	£2.22
						Total	632		£2,006.65	£1,999.20	£7.45

EARLY EXERCISES - SHARE CERTIFICATES REQUIRED

EXHIBIT C-(a) 48



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 4	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	30,009	34,897	45,300
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	372.6p	294.3p	352.7

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A31   0326
COMPANIES HOUSE   23/10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 110,206
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _(signature)_   **Date** 17. 10. 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 49



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 3	Month 1 1	Year 2 0 0 3		Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	949	875	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	3.14	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A37
COMPANIES HOUSE
0355
05/11/03

Names and addresses of the allottees   *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Richard Olaf Wyatt	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 875
Address Rosiers The Drive Wonersh Guildford, Surrey		
UK postcode | GU5 0QW		
Name Halifax Share Dealing Nominees Limited (ID33X24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 497
Address Trinity Road Halifax West Yorkshire		
UK postcode | HX1 2RG		
Name Mrs Carole Perkin	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 271
Address 34 Anglefield Road Readiing Berkshire		
UK postcode | RG4 5HP		
Name Mrs Hazel Taylor	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 181
Address 42 Kingsway Caversham Reading Berkshire		
UK postcode | RG4 6RA		

Please enter the number of continuation sheets (if any) attached to this form | 2 |

Signed _____   **Date** 3.11.03

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Maturity Schedule for Trinity Mirror plc
Full List of Those Exercising 3yr Accounts
03/11/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Miss	Alethea Ann	Dowse	NB357171A	1 Burnside Northumberland North Seaton ASHINGTON	4.28	C/07304565-10	Sell All Shares on Exercise	Paper	271	271	0	£1,182.50	£1,159.88	£2.62	INV
Mr	Kenneth Gordon	Layson	YL321568B	52 Havelock Road DARTFORD DA1 3HX	4.28	C/07303472-00	Sell All Shares on Exercise	Paper	226	228	0	£968.75	£967.28	£1.47	INV
Mrs	Carole	Perkin	ZW918086D	34 Anglefield Road READING RG4 5HP	4.28	C/07303305-08	Full Exercise	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
Mrs	Hazel	Taylor	YK751311D	42 Kingsway Caversham READING RG4 6RA	4.28	C/07303304-10	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
								Total	949	949		£4,088.75	£4,061.72	£7.03	

3 YEAR MATURITIES

DOWSE & LAYSON - SELL THROUGH   HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)
PERKIN & TAYLOR - SHARE CERTIFICATE REQUIRED

Trinity Mirror plc
Certificate
03/11/03

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Richard Olaf	Wyatt	NE826038C	Rosiers The Drive Wonersh Guildford SURREY GU5 0QW	3.14	3009	875	2134	£2,750.00	£2,747.50	£2.50
				Total			875		£2,750.00	£2,747.50	£2.50

EARLY EXERCISE - CERTIFICATE REQUIRED

EXHIBIT C-(a) 50



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 2 7	**Month** 1 0	**Year** 2 0 0 3	**Day**	**Month**	**Year**

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	5,081	2,177	191
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	428p	358.11636p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
{This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A61
COMPANIES HOUSE   ωJ48
                        06/11/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Sandra McMahon	Class of shares allotted £0.10 Ordinary	Number allotted 1,019
Address 10 Lamont Avenue Harborne Birmingham		
UK postcode B32 3XF		
Name Halifax Share Dealing Nominees Limited (ID33X24)	Class of shares allotted £0.10 Ordinary	Number allotted 6,430
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form **4**

Signed _____ Date **28·10·03**

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Maturity Schedule for Trinity Mirror plc
7 year accounts Sell All Shares
27/10/03

	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
	Ian	Burnside	YT532647D	16 Clamps Grove St Leonards East Kilbride GLASGOW	3.5811636	C/0606797 6-00	Sell All Shares on Exercise	Paper	2177	2177	0	£7,800.00	£7,796.20	£3.80	INV
								Total		2177		£7,800.00	£7,796.20	£3.80	

7 YEAR MATURITY - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
3 year accounts Sell All Shares
27/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Matthew Simon	Clark	NM228356C	82 Coleraine Road LONDON SE3 7PE	4.28	C/07303734-07	Sell All Shares on Exercise	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	INV
Mrs	Elaine Ann	Moore	JN366989B	98 Greenore Street Belfast County Antrim BELFAST	4.28	C/07305307-05	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Mr	Gary Antony	Shelley	NA352918B	12 Wilfred Owen Drive BIRKENHEAD Merseyside CH41 0HA	4.28	C/07303083-00	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
								Total	3620	3620		£15,500.00	£15,493.60	£6.40	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
3 year accounts HSDL
27/10/03

Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Thomas John	Bodden	YX513185C	87 Cornerswell Road PENARTH South Glam CF64 2UY	4.28	C/07304404-01	Full Exercise to Corporate Nominee	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	INV
Robert	Macdiarmid	YW671462D	341 Brodie Avenue LIVERPOOL L19 7NE	4.28	C/07304038-00	Full Exercise to Corporate Nominee	Paper	271	271	0	£1,162.50	£1,159.88	£2.62	INV
							Total		633		£2,712.50	£2,709.24	£3.26	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc
Certificate
27/10/03

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Sandra	McMahon	ZS231946A	10 Lamont Avenue Harborne BIRMINGHAM B32 3XF	3.14	1203	191	1012	£600.00	£599.74	£0.26
						Total	191	1012	£600.00	£599.74	£0.26
Mrs	Sandra	McMahon	ZS231946A	10 Lamont Avenue Harborne BIRMINGHAM B32 3XF	4.28	905	828	77	£3,544.00	£3,543.84	£0.16
						Total	828	77	£3,544.00	£3,543.84	£0.16
						Grand Total	1019		£4,144.00	£4,143.58	£0.42

EARLY EXERCISES - SHARE CERTIFICATE REQUIRED

EXHIBIT C-(a) 51



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 4	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	3,497		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	339.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 3,497
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   Date 28.10.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London

E14 5AP	Tel 020 7293 3281
DX number	DX exchange

EXHIBIT C-(a) 52



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | B2S48

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 9	Month 0 9	Year 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	3,129	5,443	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	358.11636p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals on attached schedule	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,230
Address As per schedule		
UK postcode		
Name Halifax Share Dealing Nominees Limited (ID33X24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 7,342
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [4]

Signed _____   **Date** 29.9.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Phillip Gary	Kirkland	JS780021B	88 Meadow Lane Chaddesden DERBY DE21 6PU	4.28	C07303310-04	Full Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	INV
Mr	Simon	Picken	NZ779033A	1 Weston Drive Stansty WREXHAM Clwyd LL11 2DE	4.28	C07304684-08	Full Exercise	Paper	1004	1004	0	£4,301.25	£4,297.12	£4.13	INV
								Total	1230			£5,270.00	£5,264.40	£5.60	

3 YEAR MATURITIES - SHARE CERTIFICATE REQUIRED

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)

Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 53



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548

Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 7	1 1	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	6,379	477	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

AU6
COMPANIES HOUSE
0167
20/11/03

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 5,927
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr David Bryn Evans	Class of shares allotted £0.10 Ordinary	Number allotted 452
Address Crud Yr Awel Ochr Y Bryn Henllan Denbigh Denbighshire		
UK postcode LL16 5AT		
Name Mr Gareth Thomas	Class of shares allotted £0.10 Ordinary	Number allotted 318
Address 2 Tudor Close Eastcote Pinner Middlesex		
UK postcode HA5 2JT		
Name Miss Alison Patricia Markham	Class of shares allotted £0.10 Ordinary	Number allotted 159
Address 34 Handfield Road Waterloo Liverpool		
UK postcode L22 0NX		

Please enter the number of continuation sheets (if any) attached to this form   4

Signed _____   Date 18·11·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

Maturity Schedule for Trinity Mirror plc
.3 year Accounts HSDL
17 Nov 2003

Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Paul Heslie	Carey	JB383617B	3 Norrell Close Canton CARDIFF South Glam	4.28	C/07305028-09	Full Exercise to Corporate Nominee	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Norman Paul	Vokes	YH929194A	15 Melrose Avenue SUTTON COLDFIELD West Midlands B73 6NT	4.28	C/07304720-02	Full Exercise to Corporate Nominee	Paper	1810	1810	0	£7,750.00	£7,746.80	£3.20	INV
							Total		2262		£9,687.50	£9,681.36	£6.14	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
3 year Accounts Sell All Shares
17 Nov 2003

Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Stewart	Masson	NR894899D	103 Hobbs Hill Road HEMEL HEMPSTEAD Herts HP3 9QF	4.28	C/07304158-01	Sell All Shares on Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
Peter	Strawbridge	NR163139D	22 Fir Grove COVENTRY CV4 9FU	4.28	C/07304909-04	Sell All Shares on Exercise	Paper	362	362	0	£1,550.00	£1,549.36	£0.64	CHR
Janice	Williams	NX452805B	40 Heol Castell Coety Litchard BRIDGEND Mid Glam CF31 1PU	4.28	C/07305175-07	Sell All Shares on Exercise	Paper	135	135	0	£581.25	£577.80	£3.45	CHR
Anthony	Harwood	NE310767C	42 Joralemon Street Brooklyn NEW YORK	4.28	C/07304079-08	Sell All Shares on Exercise	Paper	2263	2263	0	£9,687.50	£9,685.64	£1.86	INV
							Total	3665			£16,693.75	£16,686.20	£7.55	

3 YEAR MATURITIES - SELL THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
3 year Accounts Certificate
17 Nov 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	David Bryn	Evans	YL590708C	Cnud Yr Awel, Ochr Y Bryn Henllan, Denbigh, Denbighshire LL16 5AT	4.28	C/07304344-04	Full Exercise	Paper	452	452	0	£1,937.60	£1,934.56	£2.94	CHR
								Total	452	452		£1,937.60	£1,934.56	£2.94	

3 YEAR MATURITY - SHARE CERTIFICATE REQUIRED

Trinity Mirror plc
Certificate
17 Nov 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Gareth	Thomas	NS516423D	2 Tudor Close Eastcote PINNER Middx HA5 2JT	3.14	1203	318	885	£1,000.00	£998.52	£1.48
Miss	Alison Patricia	Markham	JT223901B	34 Handfield Road Waterloo LIVERPOOL L22 0NX	3.14	601	159	442	£500.00	£499.26	£0.74
						Total	477		£1,500.00	£1,497.78	£2.22
			EARLY EXERCISES - SHARE CERTIFICATES REQUIRED								

EXHIBIT C-(a) 54



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 0	1 1	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	2,323	262	384
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	314p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



A08
COMPANIES HOUSE
R218507W
0154
20/11/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Share Dealing Nominees Limited (ID33x24)	£0.10 Ordinary	903
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Mr Christopher Steele	£0.10 Ordinary	271
Address 2 Tofrek Terrace Reading Berkshire		
UK postcode RG30 2JS		
Name	Class of shares allotted	Number allotted
Mr Jeffrey David Buchanan	£0.10 Ordinary	87
Address 1 Cricklewood Park Londonderry		
UK postcode BT47 5QU		
Name	Class of shares allotted	Number allotted
Mr John Edgley	£0.10 Ordinary	175
Address 2 Priors Road Hemingford Grey Huntingdon Cambridgeshire		
UK postcode PE28 9BT		

Please enter the number of continuation sheets (if any) attached to this form [1]

Signed _____   **Date** 18.11.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   Tel 020 7293 3281

DX number   DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Margaret Elizabeth Hignett	Class of shares allotted £0.10p Ordinary	Number allotted 384
Address 10 Upton Barn Liverpool		
UK postcode L31 8DT		
Name Mr John Francis Norby	Class of shares allotted £0.10p Ordinary	Number allotted 1,149
Address 10 Tranarossan Avenue Foyle Springs Londonderry		
UK postcode BT48 0LN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 18·11·03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   Tel 020 7293 3281

DX number   DX exchange

ccform

EXHIBIT C-(a) 55



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 7	Month 1 1	Year 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p				
Number allotted	9,364	9,006				
Nominal value of each share	£0.10p	£0.10p				
Amount (if any) paid or due on each share (including any share premium)	452.5p	470.5p				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



A08   *A2168072*   0151
COMPANIES HOUSE   20/11/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester **UK postcode** M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 18,370
Name **Address** **UK postcode**	**Class of shares allotted**	**Number allotted**
Name **Address** **UK postcode**	**Class of shares allotted**	**Number allotted**
Name **Address** **UK postcode**	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _____   **Date** 18·11·03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 56



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 4	1 1	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	15,290	25,308	15,527
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	452.5p	470.5p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 68,246
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 18·11· 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform



88(2) cont

Return of Allotment of Shares

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To	
	Day Month Year		Day Month Year	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: 1 4 | 1 1 | 2 0 0 3

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	5,514	6,607	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	544p	454p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 57



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 4	Month 1 1	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	2,089	286	5,445
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	314p	358.11636p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duty stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)		

When you have completed and signed the form send it to the Registrar of Companies at:

ımpanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
r companies registered in England and Wales

ımpanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
ır companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Shareholder details	Class of shares allotted	Number allotted
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode ⎿HX1 2RG	£0.10 Ordinary	6,304
Name Ms Shelley-Anne Meekcomes **Address** 7 Bramble Avenue Bean Dartford Kent UK postcode ⎿DA2 8BP	£0.10 Ordinary	1,004
Name Miss Joanne Louise Nelson **Address** 13 Dan Yr Ardd The Oaks Castleview Caerphilly Mid Glamorgan UK postcode ⎿CF83 1TS	£0.10 Ordinary	226
Name Mr Mark Anthony L Ellison **Address** 143 Deanswood Park Deans Livingston West Lothian UK postcode ⎿EH54 8NZ	£0.10 Ordinary	286

Please enter the number of continuation sheets (if any) attached to this form | 2 |

Signed _____   Date _____

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

Maturity Schedule for Trinity Mirror plc
Full List Of those Exercising 3 and 7 year Accounts
21/11/03

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Michael	Duffy	YX689792A	66 Selvirland Road Penilee GLASGOW G52 4AR	4.28	C/07304406-08	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mr	Joseph Ernest K	Gresham	ZW915043D	57 Florida Road THORNTON HEATH Surrey CR7 8EZ	4.28	C/07304763-06	Full Exercise to Share Dealing Account	Paper	497	497	0	£2,131.25	£2,127.16	£4.09	INV
Mr	Andrew Arthur	Harrison	WM461087A	55 College Gardens Chingford LONDON E4 7LP	3.5811636	C/06067936-01	Full Exercise to Share Dealing Account	Paper	5445	5445	0	£19,500.00	£19,499.44	£0.56	CHR
Ms	Shelley-Anne	Meekcomes	NZ909002B	7 Bramble Avenue Bean DARTFORD DA2 8BP	4.28	C/07303069-05	Full Exercise	Paper	1004	1004	0	£4,301.25	£4,297.12	£4.13	CHR
Miss	Joanne Louise	Nelson	JA177920A	13 Dan Yr Ardd The Oaks Castleview CAERPHILLY Mid Glam CF83 1TS	4.28	C/07305127-07	Full Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	CHR
Mrs	Emma Samantha	Pulham	NW009960C	3 Morland Road Holbrooks COVENTRY CV6 4FX	4.28	C/07303861-00	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
								Total	7534	7534		£28,451.25	£28,440.36	£10.89	

Trinity Mirror plc
Certificate
24 Nov 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Mark Anthony L	Ellison	NW235369A	143 Deanswood Park Deans LIVINGSTON West Lothian EH54 8NZ	3.14	902	286	616	£900.00	£898.04	£1.96
						Total	286	616	£900.00	£898.04	£1.96

EARLY EXERCISE - CERTIFICATE REQUIRED

EXHIBIT C-(a) 58



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	0 1	1 2	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	1,673		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A13
COMPANIES HOUSE   .178
08/12/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode | HX1 2RG	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,492
Name Mr Stuart Bogg **Address** 15 Tarnbeck Norton Cross Runcorn Cheshire UK postcode | WA7 6SF	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 181
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   [2]

Signed _____   Date   2.12.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	*Tel* 020 7293 3281
DX number	DX exchange

coform

Maturity Exercise for Trinity Mirror plc
3 Year Accounts Sell All Shares
1 Dec 2003

Forenames	Surname	Ni Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Kamaljit	Chana	NS102076B	12 Maple Road Halesown HALESOWEN West Midlands B62 8JP	4.28	C/07303757-06	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
Marisa Jane	Dean	JR004919D	13 Waldron Road LONDON SW18 3TB	4.28	C/07302888-07	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	CHR
Beverley Jayne	Haycox	WK914309C	28 Pen Y Graig Rhiwbina CARDIFF CF4 6SU	4.28	C/07305075-00	Sell All Shares on Exercise	Paper	226	226	0	£968.75	£967.28	£1.47	INV
Jonathon	Keeble	JA235790C	17 Spencers Road HORSHAM West Sussex RH12 2JQ	4.28	C/07303798-03	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	CHR
Diane	Sisterson	NW742826D	18 Mendip Grove Darlington County Durham DARLINGTON Co Durham DL1 2FQ	4.28	C/07303414-03	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
							Total		1492		£6,393.75	£6,385.76	£7.99	

3 YEAR MATURITIES - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Exercise for Trinity Mirror plc
3 Year Accounts Certificate
1 Dec 2003

Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Stuart	Bogg	NA360904D	15 Tarnbeck Norton Cross RUNCORN Cheshire WA7 6SF	4.28	C/07304332-00	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
							Total	181	181		£775.00	£774.68	£0.32	

3 YEAR MATURITY - CERTIFICATE REQUIRED

EXHIBIT C-(a) 59



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 8	1 2	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	3,771	154	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

0371
11/12/03

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 678
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Carol Beard	Class of shares allotted £0.10 Ordinary	Number allotted 181
Address 25 Plas Penrhyn Null Llandudno Swynedd		
UK postcode LL30 3EU		
Name Mrs Patsy Harriet Fuller	Class of shares allotted £0.10 Ordinary	Number allotted 905
Address Dell House Upper Ladyes Hill Kenilworth Warwickshire		
UK postcode CV8 2FB		
Name Miss Rachel Chesworth	Class of shares allotted £0.10 Ordinary	Number allotted 449
Address 48 Stand Park Avenue Bootle Merseyside		
UK postcode L30 3SA		

Please enter the number of continuation sheets (if any) attached to this form **6**

Signed _____   Date 9.12.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange


coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Michael Potts	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,712
Address 15 Coniston Close Denton Manchester		
UK postcode M34 2EW		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **6**

Signed _____   Date **9.12.03**

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Maturity Schedule for Trinity Mirror plc
HSDL 3 Year Accounts
8th December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Karen Barbara	Morgan	YY854374B	217 Heritage Park St Mellons Cardiff CARDIFF CF3 0DU	4.28	C/07305122-06	Full Exercise to Share Dealing Account	Paper	45	45	0	£193.75	£192.60	£1.15	INV
								Total		45		£193.75	£192.60	£1.15	

3 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
Sell All Shares 3 Year Accounts
8th December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Miss	Christine Carol	Kelly	YB621444A	57 Commonside East MITCHAM Surrey CR4 2QB	4.28	C/07304212-10	Sell All Shares on Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mr	Howard Ian	Walker	NY149141A	10 Ribbledale Gardens NEWCASTLE UPON TYNE NE7 7QY	4.28	C/07303836-10	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94	INV
								Total	633	633		£2,712.50	£2,709.24	£3.26	

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
Certificate 3 Year Accounts
8th December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Carol	Beard	NM094332A	25 Plas Penrhyn Null LLANDUDNO Gwynedd LL30 3EU	4.28	C/07304411-04	Full Exercise	Paper	181	181	0	£775.00	£774.68	£0.32	INV
Mrs	Patsy Harriet	Fuller	YR498310A	'Dell House' Upper Ladyes Hill KENILWORTH Warwickshire CV8 2FB	4.28	C/07304815-02	Full Exercise	Paper	905	905	0	£3,875.00	£3,873.40	£1.60	INV
								Total	1086	1086		£4,650.00	£4,648.08	£1.92	

3 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc
5 Year Certificate
8th December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Miss	Rachel	Chesworth	NZ338817C	48 Stand Park Avenue Bootle Liverpool BOOTLE Merseyside L30 3SA	4.28	473	295	178	£1,263.30	£1,262.60	£0.70
Mr	Michael	Potts	YB245727A	15 Coniston Close Denton MANCHESTER M34 2EW	4.28	2681	1712	969	£7,328.70	£7,327.36	£1.34
				Total			2007	1147	£8,592.00	£8,589.96	£2.04
				EARLY EXERCISES - SHARE CERTIFICATES REQUIRED							

Trinity Mirror plc
3 Year Certificate
8th December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Miss	Rachel	Chesworth	NZ338817C	48 Stand Park Avenue Bootle Liverpool BOOTLE Merseyside L30 3SA	3.14	481	154	327	£485.20	£483.56	£1.64
						Total	154	327	£485.20	£483.56	£1.64

EARLY EXERECISE - SHARE CERTIFICATE REQUIRED

EXHIBIT C-(a) 60



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From				To		
	Day	Month	Year		Day	Month	Year
	1 5	1 2	2 0 0 3				

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	6,187	912	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

7099

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted £0.10 Ordinary	Number allotted 587
Name Mr Michael Philip Smith **Address** Sunningdale House 13 Ty Draw Road Cardiff UK postcode CF2 5HA	Class of shares allotted £0.10 Ordinary	Number allotted 679
Name Mr William Henry Armstrong **Address** 58 Sandon Road Newton Chester UK postcode CH2 2ET	Class of shares allotted £0.10 Ordinary	Number allotted 273
Name Mr Christopher G Burton **Address** 23 South Avenue Stourbridge West Midlands UK postcode DY8 3XY	Class of shares allotted £0.10 Ordinary	Number allotted 1,216

Please enter the number of continuation sheets (if any) attached to this form **6**

Signed _____ Date _22.12.03_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr James Duffy **Address** 38 Devon Road Wollaston Stourbridge West Midlands UK postcode DY8 4SS	Class of shares allotted £0.10 Ordinary	Number allotted 104
Name Mr Robert John Norman Ringrow **Address** 17 Knocktern Gardens Belfast UK postcode BT4 3LZ	Class of shares allotted £0.10 Ordinary	Number allotted 2,459
Name Mrs Debbie Tong **Address** 12 Llys Cunliffe Mold Clwyd UK postcode CH7 1JD	Class of shares allotted £0.10 Ordinary	Number allotted 1,781
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 6 | 7094

Signed _____   Date 22.12.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Maturity Schedule for Trinity Mirror plc
Certificate 3 Year Accounts
15 December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Michael Philip	Smith	BT212080C	Sunningdale House 13 Ty Draw Road CARDIFF CF2 5HA	4.28	C/07305151-10	Full Exercise	Paper	679	679	0	£2,906.25	£2,906.12	£0.13
								Totals	679	679		£2,906.25	£2,906.12	£0.13

3 YEAR MATURITY - CERTIFICATE REQUIRED

Maturity Schedule for Trinity Mirror plc
Sell All Shares 3 Year Accounts
15 December 2003

Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Lynne Marie	Smith	WE863987B	9 Bradgate Road MARKFIELD Leics LE67 9SQ	4.28	C/07304141-07	Sell All Shares on Exercise	Paper	452	452	0	£1,937.50	£1,934.56	£2.94
							Totals	452	452		£1,937.50	£1,934.56	£2.94

3 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Maturity Schedule for Trinity Mirror plc
HSDL 3 Year Accounts
15 December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Instruction Type	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Miss	Lucy Elizabeth	Peacock	JS273844A	12 Moorlands Crescent Blackhill CONSETT Co Durham DH8 0JR	4.28	C/07303170-05	Full Exercise to Corporate Nominee	Paper	135	135	0	£581.25	£577.80	£3.45
								Totals	135	135		£581.25	£577.80	£3.45

3 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Closure Schedule for Trinity Mirror plc
3 Year Certificate
15 December 2003

Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
William Henry	Armstrong	YL408627B	58 Sandon Road Newton CHESTER CH2 2ET	3.14	240	77	163	£242.60	£241.78	£0.82
Christopher G	Burton	WE823747B	23 South Avenue STOURBRIDGE West Midlands DY8 3XY	3.14	601	209	392	£656.50	£656.26	£0.24
James	Duffy	NS366386A	38 Devon Road Wollaston STOURBRIDGE West Midlands DY8 4SS	3.14	300	104	196	£328.25	£326.56	£1.69
Debbie	Tong	NH899277C	12 Llys Cunliffe MOLD Clwyd CH7 1JD	3.14	1504	522	982	£1,766.25	£1,639.08	£127.17
				Totals		912		£2,993.60	£2,863.68	£129.92

EARLY EXERCISES/3 YEAR - CERTIFICATES REQUIRED

Closure Schedule for Trinity Mirror plc
5 Year Certificate
15 December 2003

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	William Henry	Armstrong	YL408627B	58 Sandon Road Newton CHESTER CH2 2ET	4.28	315	196	119	£842.20	£838.88	£3.32
Mr	Christopher G	Burton	WE823747B	23 South Avenue STOURBRIDGE West Midlands DY8 3XY	4.28	1577	1007	570	£4,311.00	£4,309.96	£1.04
Mr	Robert John Norman	Ringrow	BT139312C	17 Knocktern Gardens BELFAST BT4 3LZ	4.28	3942	2459	1483	£10,527.50	£10,524.52	£2.98
Mrs	Debbie	Tong	NH899277C	12 Llys Cunliffe MOLD Clwyd CH7 1JD	4.28	1971	1259	712	£5,513.75	£5,388.52	£125.23
					Totals		4921		£21,194.45	£21,061.88	£132.57

EARLY EXERCISES/5 YEAR - CERTIFICATES REQUIRED

EXHIBIT C-(a) 61



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 2	1 2	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	11,575		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	372.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   U187
30/12/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 11,575
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed *(signature)*   **Date** 22.12.03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 62



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 2	1 2	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	1,266	3,484	828
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	358.11636p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 4,750
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr J Bala	Class of shares allotted £0.10 Ordinary	Number allotted 32
Address 12 Oak Tree Road Tilehurst Reading Berkshire		
UK postcode RG31 6JU		
Name Personal Reps of Robert Murphy: Karen Margaret Worthington	Class of shares allotted £0.10 Ordinary	Number allotted 796
Address 25 Menlove Gardens West Liverpool		
UK postcode L18 2DL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **2**

Signed _____   Date _22.12.03_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform

Maturity Schedule for Trinity Mirror plc
Full List of those Exercising
18/12/2003

Title	Forename	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Vincent James	Queeley	NR536195D	365 Barton Road Stretford MANCHESTER M32 9RN	3.5811636	3484	3484	0	£ 12,480.00	£ 12,476.78	£ 3.22
Mr	Stanley	Wadkin	YM569360C	15 Pine Grove SOUTHPORT Merseyside PR9 9AQ	4.28	271	271	0	£ 1,162.50	£ 1,159.88	£ 2.62
Mrs	Karen	Walsh	NH195213C	14 Briar Close Hindley Green WIGAN Lancs WN2 4RH	4.28	995	995	0	£ 4,262.50	£ 4,258.60	£ 3.90
				Totals			4750		£ 17,905.00	£ 17,895.26	£ 9.74

Closure Schedule for Trinity Mirror plc
Full List of those Exercising
18/12/2003

Title	Forename	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Jay	Bala	WL074309B	21 Oak Tree Road Tilehurst READING RG31 6JU	3.14	120	32	88	£ 100.90	£ 100.48	£ 0.42
Pers Reps of	Robert	Murphy	YS752788C	25 Menlove Gardens West LIVERPOOL L18 2DL	3.14	3009	796	2213	£ 2,777.50	£ 2,499.44	£278.06
				Totals			828		£ 2,878.40	£ 2,599.92	£278.48

Shares for Robert Murphy to be issued as follows:

Name	Karen Margaret Worthington
Address	25 Menlove Gardens
	West Liverpool
	L18 2DL

EXHIBIT C-(a) 63



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 7	Month 1 2	Year 2 0 0 3		Day	Month	Year	

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	17,148	19,704	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	372.6p	294.3p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   0140   30/12/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode |M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 36,852
Name **Address** UK postcode |	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode |	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode |	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date **22.12.03**

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 64



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 5	0 1	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	10,023	1,197	113,781
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	428p	358.11636p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 71,167
Name Individuals per attached schedules **Address** UK postcode	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 55,693
Name T D Waterhouse Nominees (Europe) Limited (a/c CESNOMS) **Address** 201 Deansgate Manchester UK postcode M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 7,414
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   12

Signed _[signature]_   **Date** 12.1.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	**Tel** 020 7293 3281
DX number	DX exchange

ccform



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 5	Month 0 1	Year 2 0 0 4	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary	Ordinary				
Number allotted	1,859	7,414				
Nominal value of each share	£0.10p	£0.10p				
Amount (if any) paid or due on each share (including any share premium)	314p	544p				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Trinity Mirror Maturity Schedule
01/08/2003 3yr Maturity
Sell Shares

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Kevin	O'Neill	YH208671C	2 Silverdale Close High Lane STOCKPORT Cheshire SK6 8JH	4.28	905	905	0	£ 3,875.00	£ 3,873.40	£ 1.60
Mr	Ian	Paterson	ZT536152B	22 East Drive Cleadon SUNDERLAND SR6 7TE	4.28	1629	1629	0	£ 6,975.00	£ 6,972.12	£ 2.88
Mrs	Dorothy	Riordan	ZY332256D	11 Holmdale Crescent Netherthong HUDDERSFIELD HD7 2FB	4.28	2263	2263	0	£ 9,687.50	£ 9,685.64	£ 1.86
						Totals	4797		£ 20,537.50	£ 20,531.16	£ 6.34

3 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
Exercise to Nominee - 01/08/2003 3yr Maturity

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Douglas Jerard	Hales	YB959295A	107 Johnston Road Llanishen CARDIFF CF14 5HJ	4.28	1367	1367	0	£ 5,851.25	£ 5,850.76	£ 0.49
						Totals	1367		£ 5,851.25	£ 5,850.76	£ 0.49

3 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

tle	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
r	Peter Anthony	Anders	WE511279A	78 Gleggside West Kirby WIRRAL Merseyside CH48 6EA	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
r	Philip	Atkinson	WA380112D	9 Five Acre Sheraton Park Tilehurstreading READING RG31 5WH	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
r	Edward	Barford	YH275056D	7 St Stephens Road LIVERPOOL L38 0BL	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
r	Clive Jeremy	Barker	YH151190A	2 Glyn Simon Close Llandaff CARDIFF CF5 2RZ	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
r	Ian Richard	Bedford	YB485796A	32 Saint James Avenue Upton by Chester CHESTER CH2 1NJ	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
iss	Heather Louise	Bell	WK094670C	26 Ottery Close Marshside SOUTHPORT Merseyside PR9 9GE	3.3	818	818	0	£ 2,592.00	£ 2,590.50	£ 1.50
rs	Janet Patricia	Bolton	YT857615B	50 Windsor Close New Ferry WIRRAL Merseyside CH62 5BX	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
rs	Sheila Helen	Bradbury	YS973565C	42 Fishguard Close Llanishen CARDIFF CF14 5QG	3.3	102	102	0	£ 324.00	£ 323.40	£ 0.60
r	Fraser Keith	Brown	WE148277A	10 Errochty Grove PERTH PH1 2SW	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
r	Simon R	Carruthers	NB694534A	74 Tattenhall Road Tattenhall CHESTER CH3 9QH	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
r	Steven A	Clark	WL913334C	Flat 6 Dunbar Court 2A Carshalton Grove SUTTON Surrey SM1 4NQ	3.3	306	306	0	£ 972.00	£ 970.20	£ 1.80
r	Jon	Curtis	YX175325B	16 Littlehaven Lane HORSHAM West Sussex RH12 4JA	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
rs	Jacqueline Irene	Davies	NH832321D	16 Consort Street Miskin MOUNTAIN ASH Mid Glam CF45 3AY	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
r	Timothy Robert	Daynes	NS326190D	9 Cricket Terrace Burnopfield NEWCASTLE UPON TYNE NE16 6QL	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
r	Terence F	Duke	YR509601C	54 Hillside Road Blacon CHESTER CH1 5NL	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
r	Andrew Michael	Edwards	YZ081480A	Carlingate 2 Bradley Street SOUTHPORT Merseyside PR9 9HW	3.3	2045	2045	0	£ 6,480.00	£ 6,477.90	£ 2.10
rs	Heather V	Faulkner	WA474911C	Hilltop Farm Newton by Frodsham Warrington FRODSHAM Cheshire WA6 6TA	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
r	Philip R	Fox	YH712239C	39 Carr Green Drive Rastrick BRIGHOUSE West Yorkshire HD6 3LU	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
r	John	Hackett	YE228556B	68 Oakhill Road LIVERPOOL L13 5UF	3.3	347	347	0	£ 1,101.60	£ 1,098.90	£ 2.70
s	Mary Patricia	Hagan	YY814967C	27 Briar Avenue Whitley Bay Tyne & Wear WHITLEY BAY Tyne and Wear NE26 1RU	3.3	818	818	0	£ 2,592.00	£ 2,590.50	£ 1.50
r	Christopher Michael	Hodgson	NE825545C	2 The Path Low Fell GATESHEAD Tyne and Wear NE9 6BD	3.3	2045	2045	0	£ 6,480.00	£ 6,477.90	£ 2.10
r	Leslie G	Jardine	WE224802A	39 Millcroft Crosby LIVERPOOL L23 9XJ	3.3	1636	1636	0	£ 5,184.00	£ 5,181.00	£ 3.00
r	Andrew Stephen	Jones	NE337048B	79 Bryn Celyn CARDIFF CF23 7EF	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
rs	Gillian	Jones	WM655046B	31 Rose Brae LIVERPOOL L18 6JX	3.3	2045	2045	0	£ 6,480.00	£ 6,477.90	£ 2.10
rs	Stephen Michael	Jones	WP033318A	32 Spring Gardens Terrace Roath Cardiff CARDIFF CF2 1QX	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
rs	Josephine Elsie	Kealing	ZY406513B	30 Glenwood Road Little Sutton ELLESMERE PORT Merseyside CH66 3SD	3.3	1227	1227	0	£ 3,888.00	£ 3,887.40	£ 0.60
rs	June	Kelly	YZ605972D	29 Edinburgh Drive Darlington County Durham DARLINGTON Co Durham DL3 8BD	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
rs	Wendy	Marritt	YP549151C	29 Sandling Court Marton MIDDLESBROUGH Cleveland TS7 8QP	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
rs	Susan Mary	McCarthy	NB219198C	36 Mallowdale Nunthorpe MIDDLESBROUGH Cleveland TS7 0QQ	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
r	John Neil	McKay	WA434426A	34 West Drive Lanchester DURHAM DH7 0HQ	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
r	Frank	McLean	YS942062D	145 Pilch Lane Knotty Ash LIVERPOOL L14 0LD	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
r	David	McMurdo	YX501538D	Glendonwyn 6 Nelson Street DUMFRIES DG2 9AY	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
r	Ian Duncan	Nairn	WM386420D	Pennygael Hawthorn Bank Wolfhill PERTH PH2 6DA	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
r	Jeffrey Morgan	Priday	YE466007D	58 The Heathlands Gilfach Goch PORTH Mid Glam CF39 8TT	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
rs	Lynn	Raine	WL609640B	43 Ladywell Road Delves Lane CONSETT Co Durham DH8 7DQ	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
r	Ian J	Russell	YR734531A	4 Fir Park Sorn MAUCHLINE Ayrshire KA5 6HY	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
s	Marion M	Rust	YB284445C	52 Cwm Aman Road Godreaman ABERDARE Mid Glam CF44 6DT	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
ss	Elsa	Senior	YE348087D	11 Chandlers Quay NEWCASTLE UPON TYNE NE6 1UQ	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
ss	David Malcolm	Sinclair	YZ705179A	34 Lingdale Avenue SUNDERLAND SR6 8AZ	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
ss	Mandy	Small	NY951104C	1 Huddersfield Road Darton BARNSLEY South Yorkshire S75 5ND	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
s	Kathleen	Taylor	YH817595C	25 Rosedale Crescent Pine Hills GUISBOROUGH Cleveland TS14 8HZ	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
s	Kathleen	Thompson	YL895488B	28 Palm Grove Fairfeild STOCKTON ON TEES Cleveland TS19 7BA	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00

Trinity Mirror Maturity Schedule
Sell Shares -
5th January 2004

rs	Catherine	Watkins	YM794772D	195 Runcorn Road Barnton NORTHWICH Cheshire CW8 4HR	3.3	511	511	0	£ 1,620.00	£ 1,617.00 £ 3.00
rs	Louise	Watkinson	NY050947C	89 Wolverham Road Ellesmere Port Cheshire ELLESMERE PORT Merseyside CH65 5DB	3.3	204	204	0	£ 648.00	£ 646.80 £ 1.20
r	Bryn Ll	Williams	YR780907C	Kismet 74 Park Court Road BRIDGEND Mid Glam CF31 4BP	3.3	511	511	0	£ 1,620.00	£ 1,617.00 £ 3.00
r	Richard J	Williams	YH937286D	48 Liverpool Road SOUTHPORT Merseyside PR8 4BB	3.3	818	818	0	£ 2,592.00	£ 2,590.50 £ 1.50
iss	Angela E M	Wilson	YB785897D	12 Wyndham Crescent Great Sutton SOUTH WIRRAL L66 4SW	3.3	511	511	0	£ 1,620.00	£ 1,617.00 £ 3.00
s	Jacqueline	Wright	NM260830D	267 Bowland Drive Litherland LIVERPOOL L21 0JH	3.3	306	306	0	£ 972.00	£ 970.20 £ 1.80
r	John L	Wright	ZY258235B	41 Fair View Hirwaun ABERDARE Mid Glam CF44 9SA	3.3	409	409	0	£ 1,296.00	£ 1,293.60 £ 2.40
						Totals	30497		£ 96,681.60	£ 96,587.70 £ 93.90

5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
Exercise to Nominee -
5th January 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Russell Craig	Borthwick	NP109028B	8 The Stables West Herrington HOUGHTON LE SPRING Tyne and Wear DH4 4GD	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
Mr	David	Buckley	WL844764C	45 Wakefield Road Clayton West HUDDERSFIELD HD8 9PU	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	Kevin Alan	Burgess	NM829188C	59 Mitford Close WASHINGTON Tyne and Wear NE38 0HB	3.3	2250	2250	0	£ 7,128.00	£ 7,128.00	£ -
Mr	Charles K	Caton	YY909535D	19 Breeze Road SOUTHPORT Merseyside PR8 2HG	3.3	3272	3272	0	£ 10,358.00	£ 10,365.30	£ 2.70
Mr	Gary	Davies	WA722204C	21 Clos Gwastir Castle View CAERPHILLY Mid Glam CF83 1TD	3.3	2045	2045	0	£ 6,480.00	£ 6,477.90	£ 2.10
Mr	John	Dixon	YL581664B	3 Orchard Close Ulgham MORPETH Northd NE61 3AP	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
Mr	Clifford	English	YS767733A	12 Fairview Avenue SOUTH SHIELDS Tyne and Wear NE34 6DD	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mrs	Linda	Fotheringham	YX663128C	44 Sandeman Court Hillyland PERTH PH1 2RD	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
Mr	Paul	Jones	WE867721B	25 Norham Road WHITLEY BAY Tyne and Wear NE26 2SF	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
Mr	Paul	Karlsson	WL273212C	4 Houghton Banks Ingleby Barwick STOCKTON ON TEES Cleveland TS17 5AL	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
Mr	Simon	Knowles	NA944826C	1 Morpeth Close WASHINGTON Tyne and Wear NE38 0NU	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	John Edwin	Lawrence	YT479728C	6 Burnside Drive AYR KA6 6GY	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
Mr	Craig	Mackay	NY145880A	1 Parkside Close LIVERPOOL L27 6WN	3.3	2045	2045	0	£ 6,480.00	£ 6,477.90	£ 2.10
Mrs	Jean	O'Connor	YR844414C	46 Rockfield Road Anfield LIVERPOOL L4 0SF	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
Mr	John Murray	Stevenson	YK940992A	4 Kenmore Avenue PRESTWICK Ayrshire KA9 2DA	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	John	Stewart	YS759358A	11 Purbeck Gardens Eastfield Chase CRAMLINGTON Northd NE23 2QG	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Patrick Gray	Vickery	NH278728A	3D Winton Drive GLASGOW G12 0PZ	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Leslie Alan	Wardle	YL459348C	28 Mulfield Drive GATESHEAD Tyne and Wear NE10 9AX	3.3	2250	2250	0	£ 7,128.00	£ 7,128.00	£ -
Mr	Paul Charles	Wright	YZ421003A	10 Seamer Road Thornton MIDDLESBROUGH Cleveland TS8 9BX	3.3	4275	4275	0	£ 13,543.20	£ 13,543.20	£ -
Mr	Colin	Bradley	YT480105C	44 Aysgarth Ave Hadrian Park WALLSEND Tyne and Wear NE28 9XZ	3.3	818	818	0	£ 2,592.00	£ 2,590.50	£ 1.50
Mr	William Robert	Briggs	YE858503D	4 Orchard Court RYTON Tyne and Wear NE40 3RD	3.3	5113	5113	0	£ 16,200.00	£ 16,199.70	£ 0.30
Mrs	Christina Ness M	Chilton	ZR541778B	25 Ridgeway Fenham NEWCASTLE UPON TYNE NE4 9UL	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
Mr	Prakash	Madhavan	NY310735B	51 Penmaen Close Cefn Hengoed HENGOED Mid Glam CF82 7JD	3.3	715	715	0	£ 2,268.00	£ 2,267.10	£ 0.90
Mr	Alexander	Nicholson	YE962120A	33 The Stables Wynyard BILLINGHAM Cleveland TS22 5QQ	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Nicholas Drummond	Rimmer	NS262500D	Nakuru 1 Addison Terrace CRIEFF Perthshire PH7 3AT	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	Thomas	White	YP689686D	69 Sutherland Drive AIRDRIE Lanarkshire ML6 9XA	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
					Totals	33309	33309		£105,559.20	£105,514.20	£ 45.00

5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
Exercise to Nominee - 01/08/2003 7yr Maturity

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	John	Stewart	YR705504A	70 Laigh Road Broom GLASGOW G77 5EQ	3.5811636	1197	1197	0	£4,290.00	£4,286.65	£3.35
						Totals	1197		£4,290.00	£4,286.65	£3.35

7 YEAR MATURITY - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
01/08/2003 3yr Maturity
Certificates

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Miss	Oonagh J	Blackman	NB993601B	9 Loudwater House Loudwater Drive Loudwater RICKMANSWORTH Herts WD3 4HN	4.28	905	905	0	£3,875.00	£3,873.40	£ 1.60
Mrs	Jean Ethel	Campbell	YM984613B	100 Allport Road Bromborough WIRRAL Merseyside CH62 6AQ	4.28	679	679	0	£2,906.25	£2,906.12	£ 0.13
Miss	Sarah	Campbell	JC598227D	54 Westminster Drive WIRRAL Merseyside CH62 6AW	4.28	226	226	0	£ 968.75	£ 967.28	£ 1.47
				Totals		1810	1810		£7,750.00	£7,746.80	£ 3.20

3 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror Maturity Schedule
5th January 2004
Certificates

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Marion	Ashwood	NA139986A	23 Meikle Crescent Avongrove HAMILTON Lanarkshire ML3 7QA	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Les R	Ball	YW809799A	28 Dunkirk Road SOUTHPORT Merseyside PR8 4RQ	3.3	4500	4500	0	£ 14,256.00	£ 14,256.00	£ -
Mr	Peter Raymond	Bibby	YX003052D	36 Llwynypia Rd Llsvane CARDIFF CF14 0SY	3.3	1431	1431	0	£ 4,536.00	£ 4,534.20	£ 1.80
Mr	John	Bills	WE255172C	Limehouse Buggen Lane NESTON Merseyside CH64 6QB	3.3	2045	2045	0	£ 6,480.00	£ 6,477.90	£ 2.10
Mr	John Martin	Birchall	WA822580A	4 Lees Road Anderton CHORLEY Lancs PR6 9PP	3.3	2556	2556	0	£ 8,100.00	£ 8,098.20	£ 1.80
Mr	Alan Henry	Birkett	ZT697456D	6 Martin Road LIVERPOOL L18 4RN	3.3	818	818	0	£ 2,592.00	£ 2,590.50	£ 1.50
Mr	Michael	Brennan	YS969419D	37 The Beeches Hope WREXHAM Clwyd LL12 9NX	3.3	1227	1227	0	£ 3,888.00	£ 3,887.40	£ 0.60
Mr	Robert William	Bryden	YR663546B	Low Beck LOCKERBIE Dumfriesshire DG11 1DG	3.3	1125	1125	0	£ 3,564.00	£ 3,564.00	£ -
Mr	Peter	Bythell	YM655642D	15 Hallows Drive Kelsall Taporley TARPORLEY Cheshire CW6 0QE	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	William John	Cottrell	ZS314733A	247 Deysbrook Lane West Derby LIVERPOOL L12 4YF	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	Peter	Crozier	WM830138C	7 Arkwright Street GATESHEAD Tyne and Wear NE8 4TY	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
Mr	David P	Evans	WM943412D	Cefn Llwyn Caernarfon Road Y FELINHELI Gwynedd LL56 4NJ	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
Mrs	Jane	Fawley	NH901603B	Gorse Bank 57 Thurstaston Road WIRRAL Merseyside L60 6SA	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mrs	Patricia	Fillis-Moon	YM565535B	Primrose Hill Farm Asmall Lane Halsall ORMSKIRK Lancs L39 8RB	3.3	5113	5113	0	£ 16,200.00	£ 16,199.70	£ 0.30
Mr	Richard William	Gent	YR666072C	30 Warwick Ave Whickham NEWCASTLE UPON TYNE NE16 5JL	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Miss	Susan	Grahamslaw	NA256286D	2 Mosspark Avenue Georgetown DUMFRIES DG1 4PA	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Ms	Sue E	Hall	NB778034D	3 Orchard Castle Thornhill CARDIFF CF14 9BA	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	John Joseph	Hannan	YM599617A	12 Elm Grove Brow Lane Shelf HALIFAX West Yorkshire HX3 7QP	3.3	1227	1227	0	£ 3,888.00	£ 3,887.40	£ 0.60
Mrs	Susan Hazel	Hollinrake	YR554170B	81 Wellington Road Broughton CHESTER CH4 0PE	3.3	5113	5113	0	£ 16,200.00	£ 16,199.70	£ 0.30
Mr	Philip Edward	Hughes	YR747684B	2 Sidney Powell Avenue LIVERPOOL L32 0TW	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	Kenneth Peter	Jones	YM405912A	44 Thingwall Drive WIRRAL Merseyside CH61 3XW	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
Mr	Michael	Kelly	JE720332A	14 St Hildas Avenue WALLSEND Tyne and Wear NE28 7AB	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Christian Ga	Larue	ZL970306B	41 The Spinney Finchampstead WOKINGHAM Berks RG40 4UN	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
Mr	Keith	Leggett	NB485277A	116 Woodbine Avenue WALLSEND Tyne and Wear NE28 8HE	3.3	1227	1227	0	£ 3,888.00	£ 3,887.40	£ 0.60
Mr	Francis Cyril	Loughlin	YE713584C	3 Middlewood Road Aughton ORMSKIRK Lancs L39 6RG	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Gareth George	Marsh	NH904492B	19 Bron Y Deri MOUNTAIN ASH Mid Glam CF45 4LL	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
Mrs	Janet	Marston	YT920532D	10 The Terrace Honley HOLMFIRTH HD9 6DS	3.3	409	409	0	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	Anthony Noel	Martin	YX051198C	4 Heathfield Close Freshfield LIVERPOOL L37 7HP	3.3	1636	1636	0	£ 5,184.00	£ 5,181.00	£ 3.00
Mr	Mike	Prunner	YY839157A	50 Deri Avenue Pencoed BRIDGEND Mid Glam CF35 6TT	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	David	Quinn	YX833325B	1 Heatherlaw Beacon Lough East Estate GATESHEAD Tyne and Wear NE9 6RY	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mrs	Samantha J	Smith	NM441030B	4 Westminster Cottages Stalbridge STURMINSTER NEWTON Dorset DT10 2PH	3.3	102	102	0	£ 324.00	£ 323.40	£ 0.60
Mr	Eric Thomas	Stokes	YL548570C	Cherrytrees Warpers Moss Lane Burscough ORMSKIRK Lancs L40 4AG	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Peter	Straiton	YL802881D	66 Clos Hendre Rhiwbina CARDIFF CF4 6PQ	3.3	204	204	0	£ 648.00	£ 646.80	£ 1.20
Mr	James John	Styles	YB791348A	18 Centurion Drive WIRRAL Merseyside CH47 7AL	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
Mrs	Gillian	Taylor	YK736468B	33 Moel Famau View Priory Park LIVERPOOL L17 7ET	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Ms	Jacqueline	Taylor	NB735614C	4 West Orchard Crescent CARDIFF CF5 1AR	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Michael J	Torpey	YR849928C	12 Burbo Bank Road South Blundellsands LIVERPOOL L23 6SW	3.3	1022	1022	0	£ 3,240.00	£ 3,237.30	£ 2.70
Mr	Graham	Turton	YB936702D	8 Manse Drive Cowlersley HUDDERSFIELD HD4 5UA	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00
Mr	David	Walker	YK743099C	25 Woodlands Road Formby LIVERPOOL L37 2JN	3.3	613	613	0	£ 1,944.00	£ 1,943.70	£ 0.30
Mr	Nigel	White	NA497874A	11 Stratton Park WIDNES Cheshire WA8 9FA	3.3	511	511	0	£ 1,620.00	£ 1,617.00	£ 3.00

Trinity Mirror Maturity Schedule
5th January 2004
Certificates

Mr	Ian David	Wilkinson	JA226261B	22 Totnes Drive Cramlington Northumberland CRAMLINGTON Northd NE23 1PL	3.3	818	818	0	£	2,592.00	£	2,590.50	£	1.50	
Mr	Christopher	Young	YT591123C	8 Bowness Close The Paddock EAST BOLDON Tyne and Wear NE36 0UQ	3.3	2045	2045	0	£	6,480.00	£	6,477.90	£	2.10	
Mr	John	Young	ZY878861A	2 Rockfield Drive LLANDUDNO Gwynedd LL30 1PF	3.3	409	409	0	£	1,296.00	£	1,293.60	£	2.40	
				Totals			49583	0		£157,140.00		£157,060.20	£	79.80	

5 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Closure Schedule for Trinity Mirror plc
Certificate
5th January 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	William Henry	Armstrong	YL408627B	58 Sandon Road Newton CHESTER CH2 2ET	3.3	409	392	17	£ 1,296.00	£ 1,293.60	£ 2.40
Mr	Stephen Dennis	Bird	YB3499963B	'Sunnyside' Rugby Road Brandon COVENTRY CV8 3GJ	3.14	1203	418	785	£ 1,315.00	£ 1,312.52	£ 2.48
Mr	Alan	Drummond	WM475690C	Flat 3/2 7 Dyce Lane GLASGOW G11 5LS	3.14	1203	386	817	£ 1,213.00	£ 1,212.04	£ 0.96
Mr	Alan	Drummond	WM475690C	Flat 3/2 7 Dyce Lane GLASGOW G11 5LS	4.28	788	491	297	£ 2,105.50	£ 2,101.48	£ 4.02
Mrs	Karen	Fleming	NP248403A	44 Downham Road North Heswall WIRRAL Merseyside CH61 6UN	3.14	300	104	196	£ 328.75	£ 326.56	£ 2.19
Mrs	Karen Margaret	O'Dowd	NB3902144A	4 Parkfield Road Waterloo LIVERPOOL L22 4RH	3.14	240	83	157	£ 263.00	£ 260.62	£ 2.38
Mr	Sanjiv Kumar	Patel	NY571323A	18 Grangecliffe Gardens South Norwood LONDON SE25 6SZ	4.28	1810	1558	252	£ 6,670.00	£ 6,668.24	£ 1.76
Mr	Edward Reginald	Scott	HM722592A	41 Mandeville Manor Portadown CRAIGAVON Co Armagh BT62 3UP	3.14	1805	675	1130	£ 2,122.50	£ 2,119.50	£ 3.00
Mr	David	Stedman	NS3236632C	7 Bramall Close Bury Lancashire BURY Lancs BL9 8LQ	3.14	601	193	408	£ 606.50	£ 606.02	£ 0.48
				Totals			4300		£15,920.25	£15,900.58	£ 19.67
				EARLY EXERCISES - SHARE CERTIFICATES REQUIRED							



E007

Schedule for Return of Allotment of shares Form 88(2)
For Executive Share Option Schemes

Date of Exercise: 05 January 2004

Shareholder name	Shareholder address	Number alloted
T D Waterhouse Nominees (Europe) Limited (a/c CESNOMS)	201 Deansgate Manchester M3 3TD	7,414

EXHIBIT C-(a) 65



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares
were allotted
*(if shares were allotted on one date enter that
date in the "from" box)*

	From				To		
	Day	Month	Year		Day	Month	Year
	0 9	0 1	2 0 0 4				

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	12,819	15,500	19,953
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	294.3p	352.7p	426.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares
were allotted

*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 206,109
Address 201 Deansgate Manchester		
UK postcode M3 3TD		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **2**

Signed _____   Date 16. 1. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 9	0 1	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	45,303	44,442	13,065
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	452.5p	470.5p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 9	Month 0 1	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	21,020	34,007	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	524.5p	544.0p	°

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 66



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From			To		
Day	Month	Year	Day	Month	Year
1 2	0 1	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	3,228	23,201	598
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	428p	330p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A35
COMPANIES HOUSE   0579
20/01/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode ⌊HX1 2RG	Class of shares allotted £0.10 Ordinary	Number allotted 24,348
Name Individuals per attached schedules **Address** UK postcode ⌊	Class of shares allotted £0.10 Ordinary	Number allotted 2,679
Name **Address** UK postcode ⌊	Class of shares allotted	Number allotted
Name **Address** UK postcode ⌊	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐ 4

Signed _____   Date 19.1.04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror Maturity Schedule
Share Dealing
12th January 2004

tle	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
r	Mark Robert	Currie	NY965330A	12 Atlantic Place Coldbrook BARRY South Glam CF63 2LQ	3.3	715	715	0	£2,362.50	£2,359.50	£3.00
r	Rodney William	Duvall	YZ490840A	38 Edgemoor Drive Thornton LIVERPOOL L23 9UG	3.3	2045	2045	0	£6,750.00	£6,748.50	£1.50
r	Dale	Gibbon	JE000647D	52 Avenue Road GATESHEAD Tyne and Wear NE8 4JE	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
rs	Eileen M	Kelly	YL757678D	4 Cromfield Aughton ORMSKIRK Lancs L39 5AB	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
r	Peter	Thompson	ZW993685C	32 Rigby Drive WIRRAL Merseyside CH49 1RF	3.3	3579	3579	0	£11,812.50	£11,810.70	£1.80
					Totals	8383	8383	0	£27,675.00	£27,663.90	£11.10
r	Peter	Biedukiewicz	YL435072B	64 Ridings Fields Brockholes HOLMFIRTH HD9 7BG	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
r	Paul Neal	House	NM896223A	79 Charles Street KETTERING Northants NN16 9RL	4.28	226	226	0	£968.75	£967.28	£1.47
iss	Cathryn Paula	Janes	NW832396D	1 Merthyr Road Pontypridd Mid Glamorgan PONTYPRIDD Mid Gla	4.28	181	181	0	£775.00	£774.68	£0.32
r	Edward John	Murray	YR501467C	4 Villiers Road Park Hill KENILWORTH Warwickshire CV8 2JB	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
r	Dominic Paul	Crowhurst	JR321168A	91 Selhurst Close LONDON SW19 6AY	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
					Totals	1763	1763	0	£7,556.25	£7,545.64	£10.61
					Totals	10146	10146	0	£35,231.25	£35,209.54	£21.71

3 & 5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

le	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
	Richard A M	Davies	YR583410D	3 Maes Gwelfor Pentre Halkyn HOLYWELL Clwyd CH8 8AR	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
s	Maureen	Eeles	YS804954C	10 Kildale Grove STOCKTON ON TEES Cleveland TS19 7RE	3.3	818	818	0	£2,700.00	£2,699.40	£0.60
s	Elaine	Fletcher	NW316930A	7 Troon Close LIVERPOOL L12 9LZ	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
	Martin	Goodison	JJ486441B	Margrove Park Farm Boosbeck Saltburn STOCKTON ON TEES Cleveland TS17 3BZ	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
	Michael William	Goss	YK172901D	24 Springfield Avenue Upper Killat SWANSEA SA2 7HW	3.3	204	204	0	£675.00	£673.20	£1.80
s	Susan	Hulme	NW955463B	14 Langdale Road WALLASEY Merseyside CH45 0LT	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
s	Christine	Macdonald	YE740411A	38 Burnopfield Gardens Denton Burn Newcastle NEWCASTLE UPON TYNE NE15 7DN	3.3	204	204	0	£675.00	£673.20	£1.80
	George S	Majewicz	YE951910C	63 Meadow Lane Moulton NORTHWICH Cheshire CW9 8QQ	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
s	Barbara	Marr	YB844993D	19 Glenholme Close Ayton Grange Estate Ayton WASHINGTON Tyne and Wear NE38 0EW	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
	Brendon Colin	McDonnell	YT983778B	20 Blisworth Street Litherland LIVERPOOL L21 8JF	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
	Ian	McIntyre	WM346357A	28 The Orchard Sedgefield STOCKTON ON TEES Cleveland TS21 3AF	3.3	204	204	0	£675.00	£673.20	£1.80
	Frederick Henry	McNally	ZX515778B	55 Bryn Y Nant Llanedeyrn CARDIFF CF23 9PA	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
	Robert Arnold	Murphy	YR672259A	40 Cwrt Yr Afa Road Ely Cardiff CARDIFF CF5 5QS	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
s	Karen Lesley	Overbury	YY704340C	99 Cheviot View Ponteland NEWCASTLE UPON TYNE NE20 9BH	3.3	1227	1227	0	£4,050.00	£4,049.10	£0.90
	Michael Leonard	Senior	YM723950A	2 Turnshaw Close Kirkburton HUDDERSFIELD HD8 0TQ	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
	Stephen John	Shakeshaft	YK863401A	Birch Tree House Blackmoss Lane Scarisbrick ORMSKIRK Lancs L40 9RN	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
s	Anna	Smylie	NE013357D	72 Beechlands Drive Clarkston GLASGOW G76 7UX	3.3	511	511	0	£1,687.50	£1,686.30	£1.20
	David	Summerside	NR818455A	53 Fourstones Newcastle Upon Tyne Tyne & Wear NEWCASTLE UPON TYNE NE5 2PS	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
s	Lynn	Upton	YW548407A	10 Bache Avenue Upton CHESTER CH2 1DA	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
	William	Walton	YT482750A	6 Rose Court Esh Winning DURHAM DH7 9ND	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
	Stuart	Wood	ZT403563B	81 Headley Road Woodley READING RG5 4JD	3.3	204	204	0	£675.00	£673.20	£1.80
					Totals	13388	13388	0	£44,212.50	£44,180.40	£32.10
s	Debbie	Parker	WE260323B	14 Wendover Way Tilehurst READING RG30 4RU	4.28	362	362	0	£1,550.00	£1,549.36	£0.64
s	Karen	Williams	WK303656C	Trewythen Bungalow Vicarage Lane Gresford WREXHAM Clwyd LL12 8US	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
					Totals	814	814	0	£3,487.50	£3,483.92	£3.58
					Totals	14202	14202	0	£47,700.00	£47,664.32	£35.68

3 & 5 YEAR MATURITIES - SELL ALL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
Certificate
12th January 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Miss	Rachel	Chesworth	NZ338817C	48 Stand Park Avenue Bootle Liverpool BOOTLE Merseyside L30 3SA	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
Mr	Michael George	Dolman	YB786678D	18 The Paddock Ainsdale SOUTHPORT Merseyside PR8 3PT	3.3	204	204	0	£675.00	£673.20	£1.80
Mrs	Marilyn	Rees	ZW192115B	Lynwood Maindy Croft Ton Pentre PENTRE Mid Glam CF41 7ET	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
					Totals	1430	1430	0	£4,725.00	£4,719.00	£6.00
Miss	Muriel J	Miller	LT127333A	19 Eccleston Avenue Handbridge CHESTER CH4 7EX	4.28	135	135	0	£581.25	£577.80	£3.45
					Totals	135	135	0	£581.25	£577.80	£3.45
					Totals	1565	1565	0	£5,306.25	£5,296.80	£9.45

3 & 5 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc
Early Exercise Certificate
12 January 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Paul J	Perry	YP835202C	3 Coleridge Close Pelsall WALSALL WS3 5BG	3.14	300	103	197	£328.75	£323.42	£5.33
Mr	Mark John	Paine	NW812970B	51 Doveridge Road Stapenhill Burton Upon Trent BURTON ON TRENT Staffs	D 3.14	601	225	376	£707.50	£706.50	£1.00
Mr	Donald Leslie	Palin	PA121299D	Flat 67 Mayfair Court 306 Wilmslow Road MANCHESTER M14 6NS	3.14	722	270	452	£849.00	£847.80	£1.20
						1623	598	1025	£1,885.25	£1,877.72	£7.53
Mr	Mark John	Paine	NW812970B	51 Doveridge Road Stapenhill Burton Upon Trent BURTON ON TRENT Staffs	D 4.28	788	516	272	£2,211.00	£2,208.48	£2.52
						788	516	272	£2,211.00	£2,208.48	£2.52
						2411	1114	1297	£4,096.25	£4,086.20	£10.05

Please note that Paul Perry is a deceased investor. Please make the share certificate out to Mrs Elaine Perry, of the same address

EARLY EXERCISES - SHARE CERTIFICATES REQUIRED

EXHIBIT C-(a) 67



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	1 9	0 1	2 0 0 4					

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	4,253	25,557	762
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	330p	358.11636p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 16,002
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Individuals per attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 17,847
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form `5`

Signed _____   Date 20·1·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform



88(2) cont

Return of Allotment of Shares

**Please complete in typescript,
or in bold black capitals.**

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 9	Month 0 1	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,277		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted	

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Trinity Mirror plc Maturity Schedule
Certificate
19/01/04

le	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
	Melvyn	Booth	WE644072D	11 Wesley Avenue Netherthong HUDDERSFIELD HD7 2UL	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
s	Ann	Carson	YX645533B	24 Afton Drive Head of Muir DENNY Stirlingshire FK6 5PD	3.3	511	511	0	£1,687.50	£1,686.30	£1.20
	David	Connan	WM348860B	15 St Marys Drive PERTH PH2 7BY	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
s	Lynne	Haycock	NB519028B	122 Newsome Road HUDDERSFIELD HD4 6NB	3.3	204	204	0	£675.00	£673.20	£1.80
	Stanley William	Jones	YK837129A	1 Abbots Close Formby LIVERPOOL L37 6EY	3.3	818	818	0	£2,700.00	£2,699.40	£0.60
s	Margaret Anne	Morris	WK598084B	Asgard Ffordd Y Rhos Treuddyn Mold MOLD	3.3	3068	3068	0	£10,125.00	£10,124.40	£0.60
s	Sandra	Mossop	NP132735D	25 King George Road Newcastle Upon Tyne Tyne & Wear	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
	Anthony Francis	Patrick	YM405968C	10 Langdale Road Bebington WIRRAL Merseyside CH63 3AW	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
	Eric George	Pickavance	YA845273C	21 Inley Road Bedington WIRRAL Merseyside CH63 9YS	3.3	511	511	0	£1,687.50	£1,686.30	£1.20
	Bernard	Reilly	YW706722C	146 Guildford Road Birkdale SOUTHPORT Merseyside PR8 4NF	3.3	2045	2045	0	£6,750.00	£6,748.50	£1.50
	George	Scott	YA861487B	24 The Round Meade Maghull LIVERPOOL L31 8DZ	3.3	2556	2556	0	£8,437.50	£8,434.80	£2.70
s	Cynthia Kay	Tipples	YS827873D	6 Wadsworth Avenue Penarth Vale of Glam PENARTH	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
						Total	13801	0	£45,562.50	£45,543.30	£19.20
s	Jackie	Spiteri	WE219726D	30 Stoneylawn Marnhull STURMINSTER NEWTON Dorset DT10 1HW	4.28	90	90	0	£387.50	£385.20	£2.30
s	Mike	Twaites	WM989126B	15 Beveridge Court Pennington Drive LONDON N21 1SY	4.28	679	679	0	£2,906.25	£2,906.12	£0.13
						Total	769	0	£3,293.75	£3,291.32	£2.43
						Grand Total	14570		£48,856.25	£48,834.62	£21.63

3 & 5 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc Maturity Schedule
Sell all Shares
19/01/04

le Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
John Howard	Avison	YR405596C	8 Club Houses Armitage Bridge HUDDERSFIELD HD4 7NU	3.3	2045	2045	0	£6,750.00	£6,748.50	£1.50
Simon Jon	Brew	JB596407D	18 Foxlea Road HALESOWEN West Midlands B63 1DX	3.3	2045	2045	0	£6,750.00	£6,748.50	£1.50
Sarah	Burnett	NS862536A	8 Hidcote Gardens Ingleby Barwick STOCKTON ON TEES Cleveland TS17 0XU	3.3	306	306	0	£1,012.50	£1,009.80	£2.70
Gary	Clark	YS663899D	16 Windermere Gardens Whickham NEWCASTLE UPON TYNE NE16 4ET	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
Diana	Cooper	YS807054D	6 Washford Close Ingleby Barwick STOCKTON ON TEES Cleveland TS17 0FY	3.3	511	511	0	£1,687.50	£1,686.30	£1.20
Glyn	Gully	WE475360B	77 Woodham Park BARRY South Glam CF62 8FJ	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
Peter John	Hall	YS696076A	2 Neale Drive WIRRAL Merseyside CH49 1SL	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
Joanne Margaret	Mercer	WK331537B	82 Queens Avenue Meols WIRRAL Merseyside CH47 0NA	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
Angela Margaret	Pickett	YW675584D	7 Rosemary Avenue Beechwood RUNCORN Cheshire WA7 4PJ	3.3	511	511	0	£1,687.50	£1,686.30	£1.20
Alan Craig	Rennie	YP769633B	51 Kenningknowes Road STIRLING FK7 9JF	3.3	2045	2045	0	£6,750.00	£6,748.50	£1.50
Jeffrey	Roberts	WE389976D	39 Camberwell Close GATESHEAD Tyne and Wear NE11 9TZ	3.3	818	818	0	£2,700.00	£2,699.40	£0.60
David Leslie	Stewart	YL499562C	6 Friar St PERTH PH2 0ED	3.3	818	818	0	£2,700.00	£2,699.40	£0.60
					Total 11348	11348		£37,462.50	£37,448.40	£14.10
Ian Buchanan	Dow	YZ645270C	27 Hillview Terrace EDINBURGH EH12 8RB	4.28	362	362	0	£1,550.00	£1,549.36	£0.64
Brain James	Little	NS672288C	25 Cambrae Avenue Belfast County Antrim BELFAST	4.28	905	905	0	£3,875.00	£3,873.40	£1.60
Angela Margaret	Pickett	YW675584D	7 Rosemary Avenue Beechwood RUNCORN Cheshire WA7 4PJ	4.28	362	362	0	£1,550.00	£1,549.36	£0.64
Stuart	Rayner	JS069006C	F 1 20 Linnet Lane LIVERPOOL L17 3BQ	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
Wendy	Rutherford	NH628972B	173 Merville Garden Village Newtownabbey County Antrim	4.28	679	679	0	£2,906.25	£2,906.12	£0.13
Ronald	Wilson	ZX090072A	338 Victoria Road South Ruislip RUISLIP Middx HA4 0DR	4.28	905	905	0	£3,875.00	£3,873.40	£1.60
Graham Steven	Wilde	YR742844D	14 Mottram Old Road STALYBRIDGE Cheshire SK15 2TG	3.5811636	762	762	0	£2,730.00	£2,728.85	£1.15
					Total 4246	4246		£17,648.75	£17,640.37	£8.38
					Grand Total 15594	15594		£55,111.25	£55,088.77	£22.48

3 & 5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
Share Dealing Account
19/01/04

Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Andrew John	Baldwin	YW278933C	4 Broad Oak Place Hipperholme HALIFAX West Yorkshire HX3 8BY	3.3	204	204	0	£675.00	£673.20	£1.80
Alan	Grist	YH035534B	8 Whitehall Close Wenvoe CARDIFF CF5 6DB	3.3	204	204	0	£675.00	£673.20	£1.80
				Total	408			£1,350.00	£1,346.40	£3.60

5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc
Certificate
19/01/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Iestyn	Evans	JC864479D	11 Dulwich Gardens Cardiff South Glamorgan CARDIFF	3.14	3009	1126	1883	£3,537.50	£3,535.64	£1.86
Mr	John L	Wright	ZY258235B	41 Fair View Hirwaun ABERDARE Mid Glam CF44 9SA	3.14	601	225	376	£707.50	£706.50	£1.00
Mrs	Kay	Cox	NE850261B	Westwood Farmhouse Chalmerston Road STIRLING FK9 4AG	3.14	1504	560	944	£1,883.75	£1,758.40	£125.35
Mrs	Christina Ness M	Chilton	ZR541778B	25 Ridgeway Fenham NEWCASTLE UPON TYNE NE4 9UL	3.14	601	225	376	£707.50	£706.50	£1.00
Mr	Bernard	Reilly	YW706722C	146 Guildford Road Birkdale SOUTHPORT Merseyside PR8 4NF	3.14	1203	450	753	£1,415.00	£1,413.00	£2.00
Miss	Cathryn Paula	Janes	NW832396D	1 Merthyr Road PONTYPRIDD Mid Glam CF37 4DB	3.14	1203	450	753	£1,415.00	£1,413.00	£2.00
Mr	Mark	Richardson	WM331450C	19 Fairview Close TONBRIDGE Kent TN9 2UU	3.14	902	241	661	£756.75	£756.74	£0.01
						Total	3277	5746	£10,423.00	£10,289.78	£133.22

EARLY EXERCISES - SHARE CERTIFICATES REQUIRED



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 3	0 1	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	3,995		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	426.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A49
COMPANIES HOUSE
J193
24/01/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 3,995
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `O`

Signed _____   Date 23·1·04

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / receiver manager ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 69



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 6	Month 0 1	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	5,379	7,155	887
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	330p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names` and addresses of the allottees   *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 7,122
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Individuals per attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 6,299
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐ 4

Signed _____ **Date** 26·1·04

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform

Trinity Mirror plc Maturity Schedule
Certificate
26 Jan 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Shona Bremner	Chisholm	WA518869C	36 Forge Road AIRDRIE Lanarkshire ML6 8PJ	3.3	1431	1431	0	£4,725.00	£4,722.30	£2.70
Mrs	Paula	McFayden	YS359940C	Timbercroft Llanllyfni CAERNARFON Gwynedd LL54 6DH	3.3	818	818	0	£2,700.00	£2,699.40	£0.60
						Totals	2249		£7,425.00	£7,421.70	£3.30
Mrs	Alicia Jane	Coles	NM294868C	Honeypot Cottage Station Road Stalbridge STURMINSTER NEWTON Dorset DT10 2RQ	4.28	226	226	0	£968.75	£967.28	£1.47
Mr	Andrew Robert	Hunter	NZ455357B	Liberty Plce 10 Madison Square LIVERPOOL L1 5BF	4.28	497	497	0	£2,131.25	£2,127.16	£4.09
Mr	Roy Dene	Wright	WL865991A	28 College Avenue HUDDERSFIELD HD3 3LQ	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
						Totals	994		£4,262.50	£4,254.32	£8.18
3 & 5 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED											
						Grand Total	3243		£11,687.50	£11,676.02	£11.48

Trinity Mirror plc Maturity Schedule
Sell all Shares
26 Jan 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	James Kevin	Murphy	YK837925D	27 Longfellow Close Kirkby LIVERPOOL L32 9SR	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
Mr	Thomas	Oliver	ZX515859C	23 Cae Mawr Road Rhiwbina CARDIFF CF4 6NY	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
Mr	Neil	Pritchard	YZ797233A	The Cove 102 Deganwy Road LLANDUDNO Gwynedd LL30 1NA	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
Mr	Michael	Swearman	WM798725A	16 Ilfracombe Gardens WHITLEY BAY Tyne and Wear NE26 3SL	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
				Totals		2453			£8,100.00	£8,094.90	£5.10
Mr	Gary James	Gilliland	JJ139399D	26 Knockbreda Gardens Belfast County Antrim BELFAST BT6 0HH	4.28	362	362	0	£1,550.00	£1,549.36	£0.64
Miss	Sally-Ann L	O'Donnell	NW688221B	20 Livingstone Road Kings Heath BIRMINGHAM B14 6DJ	4.28	679	679	0	£2,906.25	£2,906.12	£0.13
Mr	Tony	Reynolds	YB777038D	4 Howard Road Saltney CHESTER CH4 8UF	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
Ms	Enid Lloyd	Thomas	JC351807D	Frongoch Pentraeth Red Wharf Bay PENTRAETH Gwynedd LL75 8PZ	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
				Totals		1764			£7,556.25	£7,549.92	£6.33
3 & 5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)											
				Grand Total		4217			£15,656.25	£15,644.82	£11.43

Trinity Mirror plc Maturity Schedule
Share Dealing Account
26 Jan 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Gordon W	Bannerman	WL121373D	3 Harper Way Scone PERTH PH2 6PW	3.3	1227	1227	0	£4,050.00	£4,049.10	£0.90
Mr	Robert Ferguson	Curran	WM430666C	7 Whitfield Road Seaton Delaval WHITLEY BAY Tyne and Wear NE25 0JH	3.3	204	204	0	£675.00	£673.20	£1.80
Mr	Stuart Charles	McGann	NM893863C	707 Tile Hill Lane COVENTRY CV4 9HU	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
						Totals	2453		£8,100.00	£8,094.90	£5.10
Miss	Zoe V	Chamberlain	JE004523D	Woodland View Dry Mill Lane BEWDLEY Worcs DY12 2BL	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
						Totals	452		£1,937.50	£1,934.56	£2.94
3 & 5 YEAR MATURITIES -- HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)											
						Grand Total	2905		£10,037.50	£10,029.46	£8.04

Trinity Mirror plc
Certificate
26 Jan 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Mel	Jones	YA944184A	6 Llewelyn Street CONWY Gwynedd LL32 8AW	4.28	3311	2169	1142	£ 9,286.20	£ 9,283.32	£ 2.88
Mr	Robert	Brennan	ZW201887C	40 Machrie Road GLASGOW G45 0AS	3.14	240	90	150	£ 283.00	£ 282.60	£ 0.40
Mr	Craig Francis	Cochrane	NX656751C	34 Sparvell Road Knaphill WOKING Surrey GU21 2RS	3.14	1203	450	753	£ 1,415.00	£ 1,413.00	£ 2.00
Mrs	Kerry	Creasey	NX349572A	84 White Post Field Sawbridgeworth Hertfordshire CM21 0BY	3.14	481	167	314	£ 524.40	£ 524.38	£ 0.02
Mr	Mel	Jones	YA944184A	6 Llewelyn Street CONWY Gwynedd LL32 8AW	3.14	481	180	301	£ 566.00	£ 565.20	£ 0.80
					Totals		3056		£12,074.60	£12,068.50	£ 6.10

EARLY EXERCISES - SHARE CERTIFICATES REQUIRED

EXHIBIT C-(a) 70



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From					To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year			Day	Month	Year			
	3	0	0	1	2 0 0 4						

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	9,037	3,000	11,631
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	426.0p	437.5p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

A41 0245
COMPANIES HOUSE 06/02/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 80,354
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | I |

Signed _____   **Date** 04/02/04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	3 0	0 1	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	10,764	7,487	38,435
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	497.5p	544.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 71



Return of Allotment of Shares 88(2)

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 2	0 2	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	24,858	3,372	1,088
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	330p	358.11636p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A41   0249
COMPANIES HOUSE   05/02/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 12,060
Address Trinity Road Halifax West Yorkshire		
UK postcode | HX1 2RG		
Name Individuals per attached schedules	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 23,380
Address		
UK postcode |		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode |		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form **5**

Signed _[signature]_   **Date** 04/02/04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number `82548`

Company Name in full `Trinity Mirror plc`

Shares allotted (including bonus shares):

	From				To			
	Day	Month	Year		Day	Month	Year	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: `0 2` `0 2` `2 0 0 4`

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	6,122		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Trinity Mirror plc Maturity Schedule
HSDL Account
02/02/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Debra Jane	Simpson	NE826715B	Orchard House Bullfing Llantrisant PONTYCLUN Mid Glam CF72 8EB	3.3	1022	1022	0	£3,375.00	£3,372.60	£2.40
Mr	Deiniol	Jones	WE181737B	4 Goleufryn Penrhosgarnedd BANGOR Gwynedd LL57 2LY	3.3	204	204	0	£675.00	£673.20	£1.80
Mr	John Graham	Jackson	YZ767627A	28 Swanside Avenue LIVERPOOL L14 7NR	3.3	511	511	0	£1,687.50	£1,686.30	£1.20
						Total	1737		£5,737.50	£5,732.10	£5.40
Mrs	Nicola Suzanne	Roberts	NR129476A	19 Greenville Avenue Ewloe Green Ewloe DEESIDE Clwyd CH5 3BJ	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
Mr	Adam	MC Fraddley	NY274172B	Woodland View Dry Mill Lane BEWDLEY Worcs DY12 2BL	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
						Total	904	0	£3,875.00	£3,869.12	£6.88
						Grand Total	2641	0	£9,612.50	£9,601.22	£11.28

3 & 5 YEAR MATURITIES - SHARES TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
Sell all Shares
02/02/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Robert Anthony	Holmes	NE830189D	47 Ton Yr Ywen Avenue Birchgrove CARDIFF CF4 4NZ	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
Mr	Stephen	Fairley	WM688830D	14 Ingleside Road North Shields NE29 9BP NORTH SHIELDS Tyne and Wear NE29 9PB	3.3	409	409	0	£1,350.00	£1,349.70	£0.30
Mr	Barry	Turnbull	WK658523C	1A Radnor Drive WALLASEY Merseyside CH45 7PS	3.3	613	613	0	£2,025.00	£2,022.90	£2.10
						Total	1635		£6,400.00	£5,395.50	£4.50
Mrs	Mandy	Lascelles	NH037437C	10 Hardwyn Close Binley COVENTRY CV3 2XL	4.28	905	905	0	£3,875.00	£3,873.40	£1.60
Mrs	Susan Jane	Ellis	NP262138B	9 Castle Drive Heswall WIRRAL Merseyside CH60 4RJ	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
Mr	Michael John	Kelleher	WM770258A	1 Cliff Villas Ludlord LUDLOW Shropshire SY8 1PL	4.28	724	724	0	£3,100.00	£3,098.72	£1.28
Ms	Lynn Sydney	White	YH352952B	120 Marlborough Road LONDON N19 4NN	4.28	2263	2263	0	£9,687.50	£9,685.64	£1.86
Mrs	Alice Yvonne	Duley	ZW891364B	124 Dovers Green Road REIGATE Surrey RH2 8DW	4.28	1358	1358	0	£5,812.50	£5,812.24	£0.26
Mr	Anthony Richard	Keenan	YZ483609C	14 Lancaster Road ST ALBANS Herts AL1 4ET	4.28	2263	2263	0	£9,687.50	£9,685.64	£1.86
						Total	7784	0	£33,325.00	£33,315.62	£9.48
						Grand Total	9419	0	£38,725.00	£38,711.02	£13.98

3 & 5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
Certificate
02/02/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Raymond George	Taylor	YM223470A	16 Holmdene Avenue North Harrow HARROW Middx HA2 6HR	3.5811636	1088	1088	0	£3,900.00	£3,896.31	£3.69
						Total	1088		£3,900.00	£3,896.31	£3.69
Mr	Derek	Masterton	YW511117A	Deanfield 89 Bank Street IRVINE Ayrshire KA12 0PT	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
Mrs	Maureen Anne	Gill	WE883998D	20 Sunbury Drive Ainsdale Liverpool SOUTHPORT Merseyside PR8 3PU	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
Mr	Mark	de Ridder	YB140369D	Balmurrie Brooklands Way EAST GRINSTEAD West Sussex RH19 1DE	4.28	135	135	0	£581.25	£577.80	£3.45
Mr	Thomas	Fleck	YZ435007B	18 Burn Ave Forest Hall NEWCASTLE UPON TYNE NE12 0JY	4.28	362	362	0	£1,550.00	£1,549.36	£0.64
Mrs	Susan	Catterall	WE910790B	128 Newton Road Great Ayton MIDDLESBROUGH Cleveland TS9 6DL	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
Mr	Robert Allan	Caldwell	WM566150B	1 Queensborough Gardens GLASGOW G12 9PW	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
Mr	Ivor	Game	NE675213D	113 Highbury New Park LONDON N5 2HG	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
Mr	David	Moss	WP080861B	8 Bretshall Close Monkspath SOLIHULL West Midlands B90 4XH	4.28	497	497	0	£2,131.25	£2,127.16	£4.09
Mr	Mark	Guidi	NY687414B	11 Sandalwood Avenue East Kilbride GLASGOW G74 4UX	4.28	769	769	0	£3,293.75	£3,291.32	£2.43
Mr	Anthony W	Walsh	JM744856A	3 Cheseman Street Sydenham LONDON SE26 4RA	4.28	407	407	0	£1,743.75	£1,741.96	£1.79
Mr	Paul	Gilroy	WE616298C	25 Wyke Road Wyken COVENTRY CV2 3DT	4.28	181	181	0	£775.00	£774.68	£0.32
Mr	Christopher	Glynn-Jones	NB053479B	5 Werfa Street Roath CARDIFF CF23 5EW	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
Mrs	Lisa Maria	Hillman	NP587871D	Gren Villa 4 Cefnpennar Road ABERDARE Mid Glam CF44 0EG	4.28	362	362	0	£1,550.00	£1,549.36	£0.64
Mrs	Sally Margaret	Thornton	YM312086C	Min Y Don 12 Marine Parade PENARTH South Glam CF64 3BG	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
						Total	5515	5515	0	£23,637.50	£23,604.20	£33.30
				3 & 7 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED		Grand Total	6603	6603	0	£27,537.50	£27,500.51	£36.99

Trinity Mirror plc Early Exercise Schedule
Certificate
02/02/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Claire Anne	Allen	JE829556A	74 Chapel Road Waterside Derry	3.14	842	315	527	£1,060.50	£989.10	£71.40
Mrs	Amanda	Bryans	WM645758D	70 Duncoole Park BELFAST BT14 8JT	3.14	1203	450	753	£1,515.00	£1,413.00	£102.00
Ms	Patricia Louise	Davies	NW124729A	4 Swan Walk Sandy Water Park LLANELLI Dyfed SA15 4SJ	3.14	902	337	565	£1,061.25	£1,058.18	£3.07
Mrs	Annette Marie	le Mahieu	NP840866D	31 Westland Road Cliftonville BELFAST BT14 6NH	3.14	601	225	376	£757.50	£706.50	£51.00
Mrs	Helen Louise	Logan	JC583351D	40 Barr Cregg Claudy LONDONDERRY BT47 4DU	3.14	842	315	527	£1,060.50	£989.10	£71.40
Mrs	Deborah	Maclynn	JA540902C	17 Victoria Road HOLYWOOD Co Down BT18 9BA	3.14	601	225	376	£757.50	£706.50	£51.00
Mrs	Barbara Taylor	Martin	YH806292A	59 Belmont Church Road BELFAST BT4 3FF	3.14	3009	1126	1883	£3,787.50	£3,535.64	£251.86
Miss	Mary Josephine	McDevitt	NY242524B	22 Farren Park Londonderry County LONDONDERRY BT48 7QH	3.14	601	225	376	£757.50	£706.50	£51.00
Mrs	Sheena Frances	McVeigh	NP136407B	14 Sunningdale Drive BELFAST BT14 6SB	3.14	2407	901	1506	£3,030.00	£2,829.14	£200.86
Ms	Lynette	O'Donnell	JK424267D	18 Craigbrack Road Eglington LONDONDERRY BT47 3BB	3.14	601	225	376	£757.50	£706.50	£51.00
Mr	Stephen Charles	Quigley	NR780891B	45 Fergleen Park LONDONDERRY BT48 8LE	3.14	541	202	339	£681.75	£634.28	£47.47
Mr	David Andrew	Scott	HM919493B	64 Birch Drive Rathgael Road BANGOR Co Down BT19 1RY	3.14	3009	1126	1883	£3,787.50	£3,535.64	£251.86
Mr	Robert Ian	Williams	YL802724C	380 Coed Y Gores Llanedeyrn CARDIFF CF23 9NR	3.14	1203	450	753	£1,415.00	£1,413.00	£2.00
						Total	6122	10240	£20,429.00	£19,223.08	£1,205.92
Mr	Darren Martin	Farnan	JA168262C	8 Lisanally Lane Armagh County Armagh ARMAGH BT61 7HE	4.28	2365	1549	816	£6,783.00	£6,629.72	£153.28
Mr	Edward	Guthrie	BT070219C	7 Alanvale Crescent Londonderry County Londonderry LONDONDERRY BT47 5SJ	4.28	1577	1033	544	£4,522.00	£4,421.24	£100.76
Mr	William Stanley	Johnston	BT139952C	11 Ardcloon Park Rathcoole NEWTOWNABBEY Co Antrim BT37 9AT	4.28	788	516	272	£2,361.00	£2,208.48	£152.52
Mr	Patrick John	Leonard	NX579931B	18 Altiskane STRABANE Co Tyrone BT82 8RW	4.28	788	516	272	£2,261.00	£2,208.48	£52.52
Mr	Peter	Long	YK701005B	Yew Tree Cottage Llanvihangel Crucorney ABERGAVENNY Gwent NP7 8DH	4.28	3942	2582	1360	£11,055.00	£11,050.96	£4.04
Mrs	Mary Elizabeth	McLaughlin	WL128447C	6 Waterstone Park Waterside LONDONDERRY BT47 2AG	4.28	1577	1033	544	£4,522.00	£4,421.24	£100.76
Mr	Joseph Luke	Paton	HM919986B	79 Dermott Avenue Comber NEWTOWNARDS Co Down BT23 5JF	4.28	1577	1033	544	£4,522.00	£4,421.24	£100.76
Mr	Edward Geoffrey	Rea	HM778711C	13 Marna Brae Park Lisburn County Antrim LISBURN Co Antrim BT28 3PD	4.28	946	619	327	£2,713.20	£2,649.32	£63.88
Mr	Jinder	Singh	WL065653B	18 Tivoli Gardens Foyle Springs Derry LONDONDERRY BT48 0AG	4.28	630	413	217	£1,808.80	£1,767.64	£41.16
Mr	Daniel Gerard	Sweeney	NS140731D	15 Miller Street Londonderry County Londonderry LONDONDERRY BT48 6SU	4.28	1261	845	416	£3,617.60	£3,616.60	£1.00
Mr	Robert Ian	Williams	YL802724C	380 Coed Y Gores Llanedeyrn CARDIFF CF23 9NR	4.28	788	516	272	£2,211.00	£2,208.48	£2.52
						Total	10655	5584	£46,376.60	£45,603.40	£773.20
			EARLY EXERCISES - SHARE CERTIFICATES REQUIRED			**Grand Total**	16777	15824	£66,805.60	£64,826.48	£1,979.12

EXHIBIT C-(a) 72



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 3	Month 0 2	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	2,294	19,060	22,567
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	437.5p	452.5p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 106,272
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐ 1

Signed _(signature)_ **Date** 23.2.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 3	0 2	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	62,351		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

EXHIBIT C-(a) 73



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 6	Month 0 2	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	6,464	2,963	5,462
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	428p	330p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A20
COMPANIES HOUSE
0676
24/02/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 3,006
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Individuals per attached schedules	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 11,883
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | O |

Signed _____   Date 23. 2. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 74



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day Month Year: 0 9 0 2 2 0 0 4	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	4,468	3,066	9,716
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	428p	330p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A34   0289
COMPANIES HOUSE   24/02/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode	HX1 2RG	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,905
Name Individuals per attached schedules Address UK postcode	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 14,345
Name Address UK postcode	**Class of shares allotted**	**Number allotted**
Name Address UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   ⟦4⟧

Signed _____   Date 20.2.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Trinity Mirror plc Maturity Schedule
Certificate
9 Feb 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	William Leslie	Rawlinson	YB248933C	30 Croft Field Maghull LIVERPOOL L31 6AE	3.3	613	613	0	£2,030.06	£2,022.90	£7.16
Miss	Trudy	Jones	NH943666A	Brookside Bungalow Lacon WHITCHURCH Shropshire SY13 2DY	4.28	181	181	0	£775.00	£774.68	£0.32
Mrs	Dawn Cheryl	Madill	YR505676D	20 Middleborough Road COVENTRY CV1 4DE	4.28	226	226	0	£968.75	£967.28	£1.47
Mr	Nicholas Martin	Malyon	YZ477188D	1 Easby Close Western Downes STAFFORD ST17 9GD	4.28	271	271	0	£1,162.50	£1,159.88	£2.62
Ms	Diane	Reilly	NM382986C	52 Barnmead Road DAGENHAM Essex RM9 5DU	4.28	905	905	0	£3,875.00	£3,873.40	£1.60
						2196	2196	0	£8,811.31	£8,798.14	£13.17

3 & 5 YEAR MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc
Early Exercises - Certificate
9 Feb 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
r	Caoimminn	Barr	JJ1385883D	Carnagave Moville CO DONEGAL Ireland	3.14	1083	434	649	£1,365.30	£1,362.76	£2.54
r	Christopher	Candish	YM160504A	94 Cecil Road Hale ALTRINCHAM Cheshire WA15 9NX	3.14	1083	434	649	£1,365.30	£1,362.76	£2.54
rs	Julie Marion	Cook	NA418068C	26 Arlington Road Sully Vale of Glamorgan PENARTH South Glam CF64 5TQ	3.14	2166	812	1354	£2,550.60	£2,549.68	£0.92
r	Raymond	Elliott	NA556099B	80 Hornbeam Road Dunmurray BELFAST BT17 9DN	3.14	601	241	360	£758.50	£756.74	£1.76
rs	Jennifer Helen A	Ferguson	JB460557B	7 Beechcroft Park NEWTOWNARDS Co Down BT23 8QL	3.14	601	241	360	£758.50	£756.74	£1.76
rs	Geraldine	Gallagher	NY243708B	13 Braefield Claudy LONDONDERRY BT47 4DX	3.14	3009	1207	1802	£3,792.50	£3,789.98	£2.52
r	Kent	Gavin	ZS883818A	Ramblers Cottage Blackmore Road Kelvedon Hatch BRENTWOOD Essex CM15 0BJ	3.14	3009	1207	1802	£4,042.50	£3,789.98	£252.52
r	Gary F	Hamilton	WE131922A	4 Mallard View Newtownards County Down NEWTOWNARDS Co Down BT23 4FB	3.14	3009	1207	1802	£3,792.50	£3,789.98	£2.52
rs	Mary D	Johnston	NB554865B	29 Ashton Park Finaghy BELFAST BT10 0JQ	3.14	842	338	504	£1,061.90	£1,061.32	£0.58
r	Damien James	Maguire	NS672394C	33 Woodthorpe Newtowncunningham CO DONEGAL Rep of Ireland	3.14	300	120	180	£379.25	£376.80	£2.45
rs	Margaret Denise	Maguire	BT096548D	15 Saint Johns Avenue Belfast County Antrim BELFAST BT7 3JE	3.14	1203	483	720	£1,517.00	£1,516.62	£0.38
r	Vincent Martin	MC Dermott	NA810196C	12 Glenadew Mews Derry LONDONDERRY BT47 2JU	3.14	481	193	288	£606.80	£606.02	£0.78
rs	Siobhan	McEleney	WM257314A	1 Larkhill Londonderry County Londonderry LONDONDERRY BT48 8AT	3.14	601	241	360	£758.50	£756.74	£1.76
rs	Bernadette	McMahon	BT180503D	32 Glencolin Way Belfast County Antrim BELFAST BT11 8NY	3.14	180	72	108	£227.55	£226.08	£1.47
rs	Anne	McShane	NY242022B	121 Staghmanus Road Londonderry County Londonderry LONDONDERRY BT47 3EZ	3.14	1203	483	720	£1,517.00	£1,516.62	£0.38
r	William	Neeson	HM918370B	2 Orangefield Parade Belfast County Antrim BELFAST BT5 6DE	3.14	1203	483	720	£1,517.00	£1,516.62	£0.38
rs	Andrena Margaret	O'Prey	NY755266A	46 Mayfield Drive Newtownabbey County Antrim NEWTOWNABBEY Co Antrim BT36 7WN	3.14	300	120	180	£379.25	£376.80	£2.45
r	Michael Joseph	Paton	NS391048A	16 Ashbury Court BANGOR Co Down BT19 6TJ	3.14	1805	724	1081	£2,275.50	£2,273.36	£2.14
s	Sheila	Pewtner	WK820690D	43 College Glen Londonderry County Londonderry LONDONDERRY BT48 8PX	3.14	481	193	288	£606.80	£606.02	£0.78
r	Malcolm	Robertson	JL696728A	8 Forthill Park NEWTOWNABBEY Co Antrim BT36 6QX	3.14	1203	483	720	£1,517.00	£1,516.62	£0.38
						24363	9716	14647	£30,789.25	£30,508.24	£281.01
r	Robert Samuel R	Armstrong	BT010074B	14 Sharman Gardens Belfast County Antrim BELFAST BT9 5GE	4.28	1577	1059	518	£4,533.00	£4,532.52	£0.48
r	Eugene P C	Duffy	JC575970C	27 Academy Road Londonderry County Londonderry LONDONDERRY BT48 7JZ	4.28	394	264	130	£1,133.25	£1,129.92	£3.33
r	Ciaran	MC Laughlin	JA871380A	9 Lios Na Greine BURNFOOT CO DONEGAL	4.28	630	423	207	£1,813.20	£1,810.44	£2.76
r	Darren Jon	Morrow	JL615765B	13 Rosemount Gardens LONDONDERRY BT48 0HW	4.28	630	423	207	£1,813.20	£1,810.44	£2.76
rs	Andrena Margaret	O'Prey	NY755266A	46 Mayfield Drive Newtownabbey County Antrim NEWTOWNABBEY Co Antrim BT36 7WN	4.28	394	264	130	£1,133.25	£1,129.92	£3.33
						3625	2433	1192	£10,425.90	£10,413.24	£12.66

EARLY EXERCISES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc Maturity Schedule
Sell all Shares
9 Feb 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Brian	Murrell	YR769292D	50 Wyndham Crescent BRIDGEND Mid Glam CF31 3DN	3.3	409	409	0	£1,353.37	£1,349.70	£3.67
						409	409	0	£1,353.37	£1,349.70	£3.67
Ms	Alison Joyce	Bird	WL973250B	Flat 1/2 Links Garden Lane EDINBURGH EH6 7JQ	4.28	452	452	0	£1,937.50	£1,934.56	£2.94
						452	452	0	£1,937.50	£1,934.56	£2.94

3 & 5 YEAR MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror plc Maturity Schedule
HSDL Account
9 Feb 2004

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Alison	Lowther	NM998838B	32 Roundhay Drive Eaglescliffe STOCKTON ON TEES Cleveland TS16 9HW	3.3	613	613	0	£2,030.06	£2,022.90	£7.16
Mr	Graeme	Lowther	NM764053A	32 Roundhay Drive Eaglescliffe STOCKTON ON TEES Cleveland TS16 9HW	3.3	1431	1431	0	£4,736.81	£4,722.30	£14.51
						2044	2044	0	£6,766.87	£6,745.20	£21.67

5 YEAR MATURITIES - SHARES TO HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

EXHIBIT C-(a) 75



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 3	Month 0 2	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	1,171	5,621	2,483
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	330p	314p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

if the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A34   0120
COMPANIES HOUSE   02/03/04

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 2,758
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Individuals per attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 6,517
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   4

Signed _____   Date 23.2.04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Trinity Mirror plc
Early Exercises 23 Feb 2004
Certificate

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Rosemary	Apartopoulos	YW613914A	6 Pinelands Bishopbriggs GLASGOW G64 3LG	3.14	601	240	361	£755.50	£753.60	£1.90
Mr	James A M	Bothwell	HM887919C	4 Fernmore Avenue Bangor County Down BANGOR Co Down BT19 6EH	3.14	601	241	360	£758.50	£756.74	£1.76
Mr	David Mark	Campbell	WL172793C	22 Cherington Road BIRMINGHAM B29 7SS	3.14	2407	966	1441	£3,034.00	£3,033.24	£0.76
Miss	Mary	Carrothers	NM772391C	9 Upper Castle Park County Antrim BELFAST BT15 5FG	3.14	120	48	72	£151.70	£150.72	£0.98
Mr	John Paul	Doherty	NH630517A	48 Farmhill Bantry Road Derry LONDONDERRY BT48 0HY	3.14	361	144	217	£455.10	£452.16	£2.94
Mr	Michael	Green	YS508310B	112 High Street Connahs Quay DEESIDE Clwyd CH5 4DF	3.14	601	241	360	£758.50	£756.74	£1.76
Mr	Stephen	McCaughley	NW619927B	61 Allnamona Crescent Glen Road BELFAST BT11 8PN	3.14	300	120	180	£379.25	£376.80	£2.45
Mr	Richard John	Mulligan	NP789053A	17 Ilford Crescent Belfast County Antrim BELFAST BT6 9SQ	3.14	1203	483	720	£1,517.00	£1,516.62	£0.38
						6194	2483	3711	£7,809.55	£7,796.62	£12.93
Miss	Mary	Carrothers	NM772391C	9 Upper Castle Park County Antrim BELFAST BT15 5FG	4.28	157	105	52	£453.30	£449.40	£3.90
Mr	Michael	Green	YS508310B	112 High Street Connahs Quay DEESIDE Clwyd CH5 4DF	4.28	315	211	104	£906.60	£903.08	£3.52
Mr	Jude Ernie Gary	Simon	WM781383C	86 New Park Avenue LONDON N13 5LZ	4.28	1577	855	722	£3,662.00	£3,659.40	£2.60
						2049	1171	878	£5,021.90	£5,011.88	£10.02
				EARLY EXERCISES - SHARE CERTIFICATES REQUIRED	Totals	8243	3654	4589	£12,831.45	£12,808.50	£22.95

Trinity Mirror plc Maturity Schedule
Certificate
23/02/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Michael	Green	YS508310B	112 High Street Connahs Quay DEESIDE Clwyd CH5 4DF	3.3	409	409	0	£1,353.37	£1,349.70	£3.67
Mr	Anthony Bernard	Kenwright	YS490806B	8 Elm Park Road WALLASEY Merseyside CH45 5JH	3.3	2045	2045	0	£6,766.87	£6,748.50	£18.37
Miss	Sandra	Loy	NX098588C	5 Evansfield Road Cardiff South Glamorgan CARDIFF CF14 2FA	3.3	409	409	0	£1,353.37	£1,349.70	£3.67
						2863	2863	0	£9,473.61	£9,447.90	£25.71

MATURITIES - SHARE CERTIFICATES REQUIRED

Trinity Mirror plc Maturity Schedule
Sell all Shares
23/02/04

Title	Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
	Adrian John	Barnfather	WA844067D	Burnswark View Eaglesfield LOCKERBIE Dumfriesshire DG11 3PH	3.3	1022	1022	0	£3,383.43	£3,372.60	£10.83
	J	Daly	YH795768B	Ren Ruf 17 Park View Thornton LIVERPOOL L23 4TD	3.3	204	204	0	£676.68	£673.20	£3.48
s	Jane	Daly	YP678943C	Ren Ruf 17 Park View Thornton LIVERPOOL L23 4TD	3.3	306	306	0	£1,015.03	£1,009.80	£5.23
s	Janet	Nethercote	WK349871D	52 Trent Ave Maghull LIVERPOOL L31 9DE	3.3	613	613	0	£2,030.06	£2,022.90	£7.16
						2145	2145	0	£7,105.20	£7,078.50	£26.70
				MATURITIES - SELL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (1D33X24)							

Trinity Mirror plc Maturity Schedule
HSDL Account
23/02/04

Forenames	Surname	NI Number	Address	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Allison Mary	Brazil	YX643295D	Scottish & Universal Newspaper Mackintosh Place Sth Newmoor IRVINE Ayrshire KA11 4JY	3.3	613	613	0	£2,030.06	£2,022.90	£7.16
					613	613	0	£2,030.06	£2,022.90	£7.16

MATURITIES - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

EXHIBIT C-(a) 76



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 0	0 2	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	4,709		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A34
COMPANIES HOUSE   0117
02/08/04

Names and addresses of the allottees   *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 4,709
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **0**

Signed _____   Date 23. 2. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)
Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 77



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 7	0 2	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	6,208		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

if the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   02/03/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 6,208
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☑

Signed _____   **Date** 27. 2. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 78



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 6	0 2	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	12,385		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

CO
COM

02
04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 12,385
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _[signature]_ Date 2.3.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   Tel 020 7293 3281

DX number   DX exchange

coform

EXHIBIT C-(a) 79



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares
were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 1	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	1,840	892	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	330p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares
were allotted

*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   u262
13/03/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,227
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Kay Thompson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 613
Address 42 Holly Avenue Whitley Bay Tyne & Wear		
UK postcode NE26 1ED		
Name Mr Anthony David Moore	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 892
Address 42 Applewood Close Belper Derbyshire		
UK postcode DE56 1TH		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 8.3.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 80



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 0 5	**Month** 0 3	**Year** 2 0 0 4	**Day**	**Month**	**Year**

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	3,823	4,576	4,631
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	544.0p	437.0p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

COMPANIES HOUSE 051 19/03/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 17,741
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `1`

Signed _____   Date 9. 3. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP Tel 020 7293 3281	
DX number DX exchange	

ccform



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 5	0 3	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	4,711		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	452.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 81



88(2)

Return of Allotment of Shares

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To				
)Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year		
	0 8	0 3	2 0 0 4						

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	5,725	1,248	4,122
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	330p	314p	428p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

0243
COMPANIES HOUSE   13/03/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 3,271
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Stephen Boyd Addley	Class of shares allotted £0.10 Ordinary	Number allotted 2,454
Address Tall Trees Garden Reach Chalfont St Giles Buckinghamshire		
UK postcode HP8 4BE		
Name Mrs Rochelle Melanie Creighton	Class of shares allotted £0.10 Ordinary	Number allotted 145
Address 8 Old Forge Lane Newtownards County Down Northern Ireland		
UK postcode BT23 8GF		
Name Mr James Gore	Class of shares allotted £0.10 Ordinary	Number allotted 484
Address 37 Ballyhalbert Gardens Bangor County Down Northern Ireland		
UK postcode BT19 1SE		

Please enter the number of continuation sheets (if any) attached to this form $\boxed{5}$

Signed _____   Date 11.3.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Dale F Harrison	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,029
Address Dunbar Lower Road West Farleigh Maidstone Kent		
UK postcode ME15 0PF		
Name Miss Jill Palmer	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,712
Address 99 Queens Road Richmond Surrey		
UK postcode TW10 6HF		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 5 |

Signed _____ Date 11.3.04

A director / secretary / administrator / administrative receiver / receiver-manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 82

 **coform**

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					
	Day		Month		Year		Day		Month		Year	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: Day 1 2 | Month 0 3 | Year 2 0 0 4

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	3,000		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	437.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

if the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   U058   16/03/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 3,000
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

0

Signed _____ Date 15. 3. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 83



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: Day 1 0 | Month 0 3 | Year 2 0 0 4

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	49,894		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	436.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A33
COMPANIES HOUSE   u210   16/03/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd (Crest ID 501, Participant Code HGCF) **Address** Capstan House 1 Clove Crescent East India Docks London UK postcode E14 2BH	Class of shares allotted £0.10 Ordinary	Number allotted 49,894
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 12. 3. 04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 84





Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted

(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 5	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	1,534	2,835	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	330p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   482   23/03/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Stephen Davenport Parker	Class of shares allotted £0.10 Ordinary	Number allotted 1,534
Address Brackenwood 34 Tower Wood North Heswall Wirral Merseyside		
UK postcode CH60 6RS		
Name Mr Joseph Shields Crighton	Class of shares allotted £0.10 Ordinary	Number allotted 257
Address Gowan Lea Barr's Brae Port Glasgow Renfrewshire Scotland		
UK postcode PA14 5QA		
Name Mr John Grewcock	Class of shares allotted £0.10 Ordinary	Number allotted 1,289
Address 38 Moneyhill Road Rickmansworth Hertfordshire		
UK postcode WD3 7EQ		
Name Mr Ian Anthony Miller	Class of shares allotted £0.10 Ordinary	Number allotted 1,289
Address Willowdene London Road St Ives Cambridgeshire		
UK postcode PE27 5EU		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 19.3.04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	1 9	0 3	2 0 0 4					

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	28,472		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	369p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   u485   23/03/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 28,472
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed _(signature)_   **Date** 22. 3. 04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange



AMENDING

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 9	0 3	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	28,472		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	369p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names' and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Jeremy Reed	Class of shares allotted £0.10 Ordinary	Number allotted 28,472
Address Palletts Farmhouse High Street Newport Nr. Saffron Walden, Essex		
UK postcode CB11 3PE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____ Date 2 . 4 . 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   Tel 020 7293 3281

DX number   DX exchange

coform

EXHIBIT C-(a) 86



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number   82548

Company Name in full   Trinity Mirror plc

Shares allotted (including bonus shares):

)Date or period during which shares
· ⁄were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 9	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	409	1,800	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	330p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

)If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted
*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   03/04/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Margaret Perry	Class of shares allotted £0.10 Ordinary	Number allotted 515
Address 145 Kings Road North Kings Estate Wallsend Tyne and Wear		
UK postcode [NE28 9JH		
Name Mr Arnold Slater	Class of shares allotted £0.10 Ordinary	Number allotted 1,285
Address Redhouse Barn Morris Green Sible Hedingham Halstead, Essex		
UK postcode [CO9 3LT		
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 409
Address Trinity Road Halifax West Yorkshire		
UK postcode [HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode [		

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _____   **Date** 1 . 4 . 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 87



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	2 6	0 3	2 0 0 4					

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	5,677		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	452.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE   24
03/04/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 5,677
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form `0`

Signed _____ Date 2·4·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 88



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 5	Month 0 4	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	302	903	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)		

AUO
COMPANIES HOUSE   J49
07/04/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Stuart Malcolm Long	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 302
Address Wellfield House 151 Roker Lane Pudsey West Yorkshire UK postcode LS28 9ND		
Name Mr Gregor Zolton Mainey	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 274
Address Landau Chapel Lane Houghton Preston UK postcode PR5 0RY		
Name Mr Noble James Roberts	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 629
Address 83 Loopland Park Belfast Northern Ireland UK postcode BT6 9DZ		
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** 5.4.02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 89



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number	82548

Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 2	0 3	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	962	707	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Tracy Archer	Class of shares allotted £0.10 Ordinary	Number allotted 317
Address 61 Malvern Road Forelands Bromsgrove Worcestershire		
UK postcode B61 7HE		
Name Mr Lorcan Doherty	Class of shares allotted £0.10 Ordinary	Number allotted 530
Address 22 Marlborough Avenue Londonderry Northern Ireland		
UK postcode BT48 9BQ		
Name Ms Rosemary Griffin	Class of shares allotted £0.10 Ordinary	Number allotted 217
Address 125 Midland Road Cotteridge Birmingham		
UK postcode B30 2EN		
Name Mr Pat McArt	Class of shares allotted £0.10 Ordinary	Number allotted 605
Address 51A Canterbury Park, Waterside Moness Burt County Donegal, Republic of Ireland Republic of Ireland		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 2.4.04

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange


coform

EXHIBIT C-(a) 90



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 3	0 4	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	2,070	274	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Neil Fraser Robert Bailey	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 274
Address 20 Woodland Green Upton St Leonards Gloucester		
UK postcode GL4 8BE		
Name Mr Ian Stephen Wilson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,070
Address 43 Pendleton Drive Northburn Chase Cramlington Northumberland		
UK postcode NE23 3TU		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _[signature]_   **Date** 16.4.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 91



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
) Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 8	0 4	2 0 0 4			

	Ordinary 10p	Ordinary 10p	Ordinary 10p
Class of shares (ordinary or preference etc)			
Number allotted	9,389	5,358	4,715
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	426p	452.5p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

A14
COMPANIES HOUSE
U490
19/04/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 8	0 4	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	7,502	8,938	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	497.5p	544p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 35,902
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed ~~~~~~~~~~~~~~~~~~~~~   **Date** 16.4.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 92



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year
(if shares were allotted on one date enter that date in the "from" box)	1 6	0 4	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	3,591		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	452.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted	

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 3,591
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   Date 23.4.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 93



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year	Day	Month	Year
From	1 9	0 4	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	409	1,096	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	330p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

ASU
COMPANIES HOUSE
27/04/04 .01

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Eric George	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,096
Address 3 Dunrobin Avenue Stenhousemuir Larbert Stirlingshire		
UK postcode FK5 4UP		
Name Halifax Share Dealing Nominees Limited (ID33X24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 409
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **0**

Signed _[signature]_   **Date** 26. 4. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 94



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 6	Month 0 4	Year 2 0 0 4	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	1,840		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	330p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A30
COMPANIES HOUSE

0369
27/04/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Keith Graham Dye **Address** 30 Cefn Mably Park Michaelston Y Fedw Cardiff UK postcode CF3 6AA	Class of shares allotted £0.10 Ordinary	Number allotted 1,840
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 26 · 4 · 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 95



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To		

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year		Day	Month	Year
From/To	2 3	0 4	2 0 0 4				

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	5,148	5,300	13,740
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	437p	452.5p	470.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
, or companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 31,329
Address 201 Deansgate Manchester UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [1]

Signed _____   Date 26.4.24

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange





88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 3	0 4	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	7,141		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 96



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 0	0 5	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	1,743		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ　　DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland　　**DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Ernest Barr	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,453
Address 19 Grangewood Heights Belfast Northern Ireland		
UK postcode BT16 1GG		
Name Mr Andrew Bradley	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 290
Address 20 Cecil Road Rochester Kent		
UK postcode ME1 2HT		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 14. 5. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 97



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 7	0 5	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	12,800	8,200	10,193
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	352.7p	437.5p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To	

, Date or period during which shares
were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	Day	Month	Year		Day	Month	Year
From	0 7	0 5	2 0 0 4	To			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	9,936	51,206	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	544.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted
*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 92,335
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **1**

Signed _____   Date __14. 5. 04__

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House *should contact if there is any query.*	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 98



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 9	0 4	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	12,258		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	372.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE
387
13/05/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Roose Griffith	Class of shares allotted £0.10 Ordinary	Number allotted 12,258
Address 31 North Drive Heswall Wirral		
UK postcode CH60 0BB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 14·5·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day: 3 0	Month: 0 4	Year: 2 0 0 4	Day	Month	Year
Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	38,576	10,680	9,507
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	294.3p	426.0p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 100,427
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name Mr Keith Dye	Class of shares allotted £0.10 Ordinary	Number allotted 7,699
Address Ty'n-y-Coed 30 Cefn Mably Park Michaelston-y-Fedw Cardiff		
UK postcode CF3 6AA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form `1`

Signed _____ Date 14.5.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From				To		
	Day	Month	Year	Day	Month	Year
	3 0	0 4	2 0 0 4			

	Ordinary 10p	Ordinary 10p	Ordinary 10p
Class of shares (ordinary or preference etc)			
Number allotted	5,365	8,830	35,168
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	470.5p	497.54p	544.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 100



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 0 4	Month: 0 5	Year: 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	613	4,430	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	330p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Shareholder details	Class of shares allotted	Number allotted
Name Halifax Share Dealing Nominees Limited (ID33x24)	£0.10 Ordinary	613
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Jean Long	£0.10 Ordinary	1,210
Address 13 Palmerston Park County Londonderry Northern Ireland		
UK postcode BT47 6DJ		
Name Mrs Ros North	£0.10 Ordinary	484
Address 52 Hilton Close Faversham Kent		
UK postcode ME13 8NN		
Name Mr James Roy Rankin	£0.10 Ordinary	822
Address 3 Dunkeld Drive Bearsden Glasgow		
UK postcode G61 2AW		

Please enter the number of continuation sheets (if any) attached to this form `1`

Signed _____ Date 14.5.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Charn K Saini	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,096
Address 8 Sutton Square Heston Hounslow		
UK postcode TW5 0JQ		
Name Mr John Swarbrick	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 270
Address 182 Lytham Road Southport Merseyside		
UK postcode PR9 9UB		
Name Miss Angela Willson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 548
Address 12 Wyndham Crescent Great Sutton South Wirral Ellesmere Port, Merseyside		
UK postcode CH66 4SW		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   **1**

Signed _____   Date **14.5.04**

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   **Tel**   020 7293 3281

DX number   DX exchange

coform

EXHIBIT C-(a) 101



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day Month Year: 1 4 0 5 2 0 0 4	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	11,718		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A16
COMPANIES HOUSE
u514
22/05/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

EXHIBIT C-(a) 102



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 7	0 5	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	3,374	3,993	3,550
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	330p	314p	428p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24) **Address** Trinity Road Halifax West Yorkshire UK postcode |HX1 2RG	Class of shares allotted £0.10 Ordinary	Number allotted 3,374
Name Mr Carl Nathan Gibbs **Address** 10 Ventnor Close Wyken Coventry UK postcode |CV2 5AS	Class of shares allotted £0.10 Ordinary	Number allotted 232
Name Mr Alan James Goddard **Address** 286 Southend Lane London UK postcode |SE6 3LW	Class of shares allotted £0.10 Ordinary	Number allotted 435
Name Mr Norman Hamilton **Address** 5 Abbeyhill Drive Bangor County Down Northern Ireland UK postcode |BT20 4DD	Class of shares allotted £0.10 Ordinary	Number allotted 290

Please enter the number of continuation sheets (if any) attached to this form | 3 |

Signed _____   **Date** 21. 5. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Jonathan Heath **Address** 20 Kiln Close Nuneaton Warwickshire UK postcode ⌊CV10 7RZ	Class of shares allotted £0.10 Ordinary	Number allotted 232
Name Mrs Carol Glenton Holliday **Address** 33 Belmangate Guisborough Cleveland UK postcode ⌊TS14 7AB	Class of shares allotted £0.10 Ordinary	Number allotted 1,453
Name Mrs Josephine Elsie Keating **Address** 30 Glenwood Road Little Sutton Ellesmere Port Merseyside UK postcode ⌊CH66 3SD	Class of shares allotted £0.10 Ordinary	Number allotted 581
Name Mrs Christine M Pettifer **Address** 5 Ladbrook Road Mount Nod Coventry UK postcode ⌊CV5 7JW	Class of shares allotted £0.10 Ordinary	Number allotted 145

Please enter the number of continuation sheets (if any) attached to this form   ⌈3⌉

Signed _____   Date 21.5.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Karen Charlotte Richardson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 290
Address 25 Wallace Road Keresley Coventry		
UK postcode CV6 2LY		
Name Personal Representative of J Smith - Mr Kevin Smith	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 103
Address 3 Farm Drive Cyncoed Cardiff		
UK postcode CF23 6HQ		
Name Mr Roger Wilson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 232
Address 38 Wycliffe Road West Wyken Coventry		
UK postcode CV2 3DZ		
Name Mr Norman Hamilton	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,274
Address 5 Abbeyhill Drive Bangor County Down Northern Ireland		
UK postcode BT20 4DD		

Please enter the number of continuation sheets (if any) attached to this form   3

Signed _____   **Date** 21.5.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

co*form*

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Mary D Johnston	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 424
Address 29 Ashton Park Belfast Northern Ireland		
UK postcode BT10 0JQ		
Name Mrs Josephine Elsie Keating	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 568
Address 30 Glenwood Road Little Sutton Ellesmere Port Merseyside		
UK postcode Ch66 3SD		
Name Mr Robert Charles Stokes	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 284
Address 20 Neville Road Shirley Solihull West Midlands		
UK postcode B90 2QU		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   3

Signed _____   Date 21·5·04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 103



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 1	0 5	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	4,010	3,354	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	470.5p	544.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

A1D 0506
COMPANIES HOUSE 22/05/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 7,364
Address 201 Deansgate Manchester		
UK postcode [M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode [		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode [		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode [		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 21·5·04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House *should contact if there is any query.*

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 104



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 4	Month 0 5	Year 2 0 0 4	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	1,080	242	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	



A56
COMPANIES HOUSE   0447
                        25/05/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   *DX 235 Edinburgh*

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr John King Gray **Address** 11 Williamwood Park West Netherlee Glasgow UK postcode G44 3TE	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 284
Name Mr David Crawford McCoy **Address** Flat 930 Knockeden Crescent Belfast Northern Ireland UK postcode BT6 0GQ	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,038
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** 24 . 5 . 04

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 105



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
\Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 8	0 5	2 0 0 4			
Class of shares (ordinary or preference etc)	Ordinary 10p					
Number allotted	5,514					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share (including any share premium)	555.0p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A28
COMPANIES HOUSE
0393
01/06/04

Names and addresses of the allottees   *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 5,514
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 2 8 · S · o4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

*cco***form**

EXHIBIT C-(a) 106

 _Amending_ **88(2)**

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 8	0 5	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	5,514		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

ADD
COMPANIES HOUSE   U033
09/06/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 5,514
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____ Date 8 . 6 . 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

 *"Amending"* **88(2)**

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day		Month		Year			Day		Month		Year	
	2	8	0	5	2	0	0	4					

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	5,514		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

ADD
COMPANIES HOUSE
JU33
09/06/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode │M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 5,514
Name **Address** UK postcode │	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode │	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode │	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _____   Date 8.6.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 9,422
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 13·6·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform


Blueprint
2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or
change of particulars (use Form 288c))

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year		Day	Month	Year
Appointment form Date of appointment	2 4	0 2	2 0 0 4	† Date of Birth	1 0	0 7	1 9 6 5

Notes on completion appear on next page.

Appointment as director | X | as secretary | | *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title | | * Honours etc |

Forename(s) | David Peter John

Surname | Ross

Previous forename(s) | | Previous surname(s) |

Usual residential address | Chemin des Laurelles 50

Post town | 1196 Gland | Postcode |

County / Region | | Country | Switzerland

† Nationality | British | † Business occupation | Accountant

† Other directorships (additional space next page) | See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature X | David PJRoss, | X **Date** | 10/06/04

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed | | **Date** | 10/06/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th Floor, One Canada Square, Canary Wharf, London, E14 5AP, Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number | 82548

† Directors only.   † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.





Company Secretary

Please complete in typescript,
or in bold black capitals.
CHFP010

List of other directorships
Schedule to form 288a

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Name | David Peter John Ross

Company Name	Resignation
Antika Retail Limited	02/05/2002
Big Yellow Group Plc	
Bodycove PLC	27/04/2000
Bookdefine Limited	02/05/2002
Changeslive.com Limited	30/04/2001
CPW UK Group Limited	02/05/2002
Evergreen Services Holdings Limited	06/06/2000
Intrinsic Value plc	13/11/2001
ISE-Net Solutions Limited	02/05/2002
ITIS Holdings plc	28/06/2001
MPE Express	06/07/2001
MVIVA Limited	02/05/2002
National Express Group plc	
New Fox plc	
Sport England	
Tecno Holdings Limited	10/03/2000
The Carphone Warehouse Group Public Limited Company	
The Carphone Warehouse Limited	
The Carphone Warehouse UK Limited	02/05/2002
The Phone House Holdings (UK) Limited	
The Sports Council Trust Company	08/05/2002
Trackcover Limited	02/05/2002
Tristar Cars Limited	27/04/2000
Wembley National Stadium Limited	


Company Secretary

Bulk List.
331480 /13
cdrom.

363a

Please complete in typescript,
or in bold black capitals.

CHFP010

Annual Return

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

|

Date of this return

The information in this return is made up to

| Day | Month | Year |
| 0 1 | 0 5 | 2 0 0 4 |

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

| Day | Month | Year |
| | | |

Registered Office

Show here the address **at the date of this return.**

| One Canada Square, Canary Wharf

|

Any change of registered office must be notified on form 287.

Post town | London

County / Region |

UK Postcode | E14 5AP

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

| 7415 | |

| | |

If the code number cannot be determined, give a brief description of principal activity.

|

|

0480 11/06/04
COMPANIES HOUSE
LD6 0451
COMPANIES HOUSE 27/05/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

| Lloyds TSB Registrars, The Causeway

|

Post town | Worthing

County / Region | West Sussex   UK Postcode | BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

|

|

Post town |

County / Region | UK Postcode |

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title | Mr

Forename(s) | Paul Andrew

Surname | Vickers

Address
| 10 Pembroke Villas, The Green

|

Post town | Richmond-upon-Thames

County / Region | Surrey   UK Postcode | TW9 1QF

Country |



Directors
Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title | Mrs

Date of birth | Day 2 4 Month 0 1 Year 1 9 6 2

Forename(s) | Sylvia

Surname | Bailey

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

5 Blyth's Wharf, Narrow Street, Limehouse

Post town | London

County / Region | UK Postcode | E14 8DQ

Country | England   Nationality | British

Business occupation | Chief Executive

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title | Sir

Date of birth | Day 0 9 Month 1 1 Year 1 9 4 2

Forename(s) | Maurice Victor

Surname | Blank

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

3 Green Close, Wildwood Road

Post town | London

County / Region | UK Postcode | NW11 6UX

Country | England   Nationality | British

Business occupation | Company Director



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

| * Style / Title | Mr |

| | Day | Month | Year |
| Date of birth | 2 9 | 0 3 | 1 9 3 5 |

| Forename(s) | David Ellis |

| Surname | Marlow |

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

| Address | The Platt, Elsted |

| Post town | MIDHURST |

| County / Region | Sussex | UK Postcode | GU29 0LA |

| Country | | Nationality | British |

| Business occupation | Chartered Accountant |

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

| * Style / Title | Sir |

| | Day | Month | Year |
| Date of birth | 0 6 | 0 4 | 1 9 3 7 |

| Forename(s) | Angus McFarlane McLeod |

| Surname | Grossart |

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

| Address | 64 Northumberland Street |

| Post town | Edinburgh |

| County / Region | | UK Postcode | EH3 6JE |

| Country | Scotland | Nationality | British |

| Business occupation | Merchant Banker |


Blueprint
2000
Company Secretary

Company No 82548

Directors
Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title | Mrs

Date of birth | Day 3 1 | Month 0 7 | Year 1 9 5 9

Forename(s) | Penelope Lesley

Surname | Hughes

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

35 Broom Water

Post town | Teddington

County / Region | Middlesex   UK Postcode | TW11 9QJ

Country | United Kingdom   Nationality | British

Business occupation | Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title | Mr

Date of birth | Day 2 9 | Month 0 7 | Year 1 9 5 2

Forename(s) | Stephen Davenport

Surname | Parker

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Brackenwood, 34 Tower Road North

Post town | Heswall

County / Region | Merseyside   UK Postcode | CH60 6RS

Country | England   Nationality | British

Business occupation | Director



Page 5

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr

Day	Month	Year	
Date of birth	0 4	1 2	1 9 3 7

Forename(s)	Peter Gibbs
Surname	Birch

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

	Bibury, 24 Broad High Way
Post town	Cobham
County / Region	Surrey UK Postcode KT11 2RP
Country	Nationality British
Business occupation	Senior Independent Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	

Day	Month	Year	
Date of birth	1 0	0 7	1 9 6 5

Forename(s)	David Peter John
Surname	Ross

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

	Chemin des Laurelles 50
Post town	1196 Gland
County / Region	UK Postcode
Country	Switzerland Nationality British
Business occupation	Accountant



Blueprint
2000
Company Secretary

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title |

Date of birth | Day 0 5 | Month 1 0 | Year 1 9 6 6

Forename(s) | Vijay Lakhman

Surname | Vaghela

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

| 298 Horns Road, Barkingside
|

Post town | Ilford

County / Region | Essex   UK Postcode | IG6 1BS

Country | England   **Nationality** | British

Business occupation | Accountant

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title | Mr

Date of birth | Day 2 0 | Month 0 1 | Year 1 9 6 0

Forename(s) | Paul Andrew

Surname | Vickers

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

| 10 Pembroke Villas, The Green
|

Post town | Richmond-upon-Thames

County / Region | Surrey   UK Postcode | TW9 1QF

Country | **Nationality** | British

Business occupation | Barrister


Blueprint 2000
Company Secretary

· Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
3.5% & TAX CREDIT CUM PREFERENCE STOCK	0	£0.00
ORDINARY 10 p.	294,837,363	£29,483,736.30
RIGHTS ISSUE 1995 SUBORD. UNSEC.LOAN STK	0	£0.00
Totals	294,837,363	29,483,736.30

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	X	
A list of changes is enclosed		
A full list of shareholders is enclosed		X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature]

Date 27-05-04

† a director / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes [0] continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th

Floor, One Canada Square, Canary Wharf, London,

E14 5AP,   Tel |

DX number | DX exchange |

EXHIBIT C-(a) 109



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 1	0 6	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	227	179	4,090
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	428p	314p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   J141   16/06/04

Names' and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24)	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 4,090
Address Trinity Road Halifax West Yorkshire		
UK postcode NX1 2RG		
Name Miss Lisa Jayne Payne	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 285
Address 17 Letchlade Close Coventry		
UK postcode CV2 1RP		
Name Miss Wendy Rutherford	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 121
Address 173 Merville Garden Village Newtownabbey County Antrim, Northern Ireland		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _(signature)_   Date 15. 6. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 110



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 4	Month 0 6	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	4,756	4,666	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	452.5p	470.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   16/06/04

EXHIBIT C-(a) 111



Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 82548

Company Name in full TRINITY MIRROR PLC

Changes of particulars form

Complete in all cases

Date of change of particulars | Day 2 8 | Month 0 6 | Year 2 0 0 4

Name	* Style / Title		* Honours etc	
	Forename(s)	David Peter John		
	Surname	Ross		

† Date of Birth | Day 1 0 | Month 0 7 | Year 1 9 6 5

Change of name
(enter new name)

Forename(s)

Surname

Change of usual residential address
(enter new address)

61a Cadogan Square

Post town | London

County / Region | | Postcode | SW1X 0HZ

Country | United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date** 29/8/04

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th Floor, One Canada Square, Canary Wharf, London, E14 5AP, **Tel**

DX number | DX exchange

A32
COMPANIES HOUSE   0665   30/06/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

EXHIBIT C-(a) 112



88(2)

Return of Allotment of Shares

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	1 8	0 6	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p
Number allotted	63,601	5,582
Nominal value of each share	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544p	470.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 69,183
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _____   Date 1 . 7 . 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 113



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From						To				
	Day	Month	Year				Day	Month	Year		
	1 1	0 6	2 0 0 4								

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	42,400	8,532	6,200
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	352.7p	426.0p	437.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A26
COMPANIES HOUSE
u638
02/07/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 242,234
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 2 |

Signed _[signature]_   **Date** 30· 6·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

coform



88(2) cont

Return of Allotment of Shares

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 1	Month 0 6	Year 2 0 0 4	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p			
Number allotted	13,963	4,853	10,452			
Nominal value of each share	£0.10p	£0.10p	£0.10p			
Amount (if any) paid or due on each share (including any share premium)	452.5p	470.5p	497.5p			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year		Day	Month	Year
From	1 1	0 6	2 0 0 4	To			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	136,811	19,023	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	544.0p	620.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXHIBIT C-(a) 114



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From			To		
Day	Month	Year	Day	Month	Year
1 4	0 6	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	2,486	7,240	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



AS7
COMPANIES HOUSE
0749
03/07/04

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
ɔr companies registered in England and Wales

ᴜompanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Douglas Carl Difford	Class of shares allotted £0.10 Ordinary	Number allotted 614
Address 20 Grove Park Drive The Firs Malpas Newport, Gwent, Wales		
UK postcode NP20 6YE		
Name Mr Michael Philip Smith	Class of shares allotted £0.10 Ordinary	Number allotted 767
Address Sunningdale House 13 Ty Draw Road Cardiff		
UK postcode CF2 5HA		
Name Mr Graham Ashman	Class of shares allotted £0.10 Ordinary	Number allotted 1,105
Address 41 St Peters Road Netherton Dudley West Midlands		
UK postcode DY2 9HH		
Name Mr Roy Meakin	Class of shares allotted £0.10 Ordinary	Number allotted 570
Address 20 Grasscroft Avenue Honley Holmfirth		
UK postcode HD9 6HY		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 30·6·04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Alan James Reed **Address** 66 West Hill Dunstable Bedfordshire UK postcode LU6 3PW	Class of shares allotted £0.10 Ordinary	Number allotted 912
Name Mr Mike Tully **Address** 63 St Georges Road London UK postcode SE1 6ER	Class of shares allotted £0.10 Ordinary	Number allotted 2,908
Name Mr John Christopher Cousen **Address** 21 Close Lea Way Brighouse West Yorkshire UK postcode HD6 3DF	Class of shares allotted £0.10 Ordinary	Number allotted 2,850
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date   30.6.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   Tel   020 7293 3281

DX number   DX exchange

coform

EXHIBIT C-(a) 115



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 2 1	Month: 0 6	Year: 2 0 0 4	Day:	Month:	Year:

	Ordinary 10p	Ordinary 10p	Ordinary 10p
Class of shares (ordinary or preference etc)			
Number allotted	2,264	4,827	3,067
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	314p	428p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:



Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A05
COMPANIES HOUSE

0235
06/07/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted £0.10 Ordinary	Number allotted 2,045
Name Mr John Andrew Walker **Address** 40 Carlile Hill Middlesbrough Cleveland UK postcode TS8 9SL	Class of shares allotted £0.10 Ordinary	Number allotted 1,022
Name Mrs Brenda Rose Adams **Address** 70 Chesford Crescent Aldermans Green Coventry UK postcode CV6 7LP	Class of shares allotted £0.10 Ordinary	Number allotted 307
Name Mr Douglas Jerard Hales **Address** 107 Johnston Road Llanishen Cardiff UK postcode CF14 5HJ	Class of shares allotted £0.10 Ordinary	Number allotted 607

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 1.7.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Lesley Elizabeth Johnson	Class of shares allotted £0.10 Ordinary	Number allotted 2,908
Address 1 Normanby Road Ormesby Middlesbrough Cleveland UK postcode TS7 9NU		
Name Mr Russell Thomas Stewart	Class of shares allotted £0.10 Ordinary	Number allotted 614
Address 1 Buckingham Terrace Glasgow Scotland UK postcode G12 8EB		
Name Mrs Sally L Uphill	Class of shares allotted £0.10 Ordinary	Number allotted 407
Address 47 Spencer Drive Llandough Penarth South Glamorgan, Wales UK postcode CF64 2LR		
Name Mr Keith Edwin Wells	Class of shares allotted £0.10 Ordinary	Number allotted 2,248
Address 95 Turves Green Northfield Birmingham UK postcode B31 4BJ		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 1.7.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 116



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

) Date or period during which shares
were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	From						To				
Day	Month		Year			Day	Month		Year		
2 5	0 6		2 0 0 4								

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	20,952	14,999	14,505
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	452.5p	470.5p	488.6p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted

(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to
the Registrar of Companies at:

companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
companies registered in England and Wales

companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
0232
06/07/04, or companies registered in Scotland   DX 235 Edinburgh

AUD
COMPANIES HOUSE



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted

(if shares were allotted on one date enter that date in the "from" box)

	From							To					
	Day		Month		Year				Day		Month		Year
	2	5	0	6	2	0	0	4					

| Class of shares
(ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	47,272	6,774	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	544.0p	620.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 104,502
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 1.7.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel   020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 117



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	2 8	0 6	2 0 0 4					

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	3,223	930	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to ɘ Registrar of Companies at:

mpanies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
companies registered in England and Wales

npanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A05
COMPANIES HOUSE
₩RZYR1WK1₩
0229
06/07/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss Dawn Bricknell	Class of shares allotted £0.10 Ordinary	Number allotted 307
Address 76 Arden Forest Estate Ridge Lane Nuneaton Warwickshire UK postcode [CV10 0RF		
Name Mrs Mary Caldwell	Class of shares allotted £0.10 Ordinary	Number allotted 307
Address 6 Buchanan Drive Causewayhead Stirling Scotland UK postcode [FK9 5HF		
Name Mrs Clare Bernadette Coyle	Class of shares allotted £0.10 Ordinary	Number allotted 349
Address 5 Dallington Road Coundon Coventry UK postcode [CV6 1GB		
Name Mrs Barbara Marr	Class of shares allotted £0.10 Ordinary	Number allotted 581
Address 19 Glenholme Close Ayton Grange Estate Ayton Washington, Tyne and Wear UK postcode [NE3		

Please enter the number of continuation sheets (if any) attached to this form [1]

Signed _____   **Date** 2.7.04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange


co.form

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr James Quinn Melville	Class of shares allotted £0.10 Ordinary	Number allotted 1,535
Address 13 Willowdale Grove Islandmagee Larne Co Antrim		
UK postcode BT40 3SG		
Name Mr Robert Neilson	Class of shares allotted £0.10 Ordinary	Number allotted 460
Address 5 Fern Lane Aspen Grove Lennoxtown Glasgow		
UK postcode G66 7GA		
Name Mr Michael O'Kane	Class of shares allotted £0.10 Ordinary	Number allotted 614
Address 28 Breamish Ellington Morpeth Northumberland		
UK postcode NE61 5LJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [1]

Signed _____   Date 2.7.04.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



EXHIBIT C-(a) 118



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 2	0 7	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	1,731	3,069	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

A30
COMPANIES HOUSE
U529
13/07/04

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss Clare Nannery	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 452
Address 30 Church Road Kirkby Mallory Leicester		
UK postcode LE9 7QE		
Name Mrs Jose Anne Davison	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,811
Address 7 Moseley Drive Marston Green Birmingham		
UK postcode B37 7AG		
Name Ms Tracey Eldrid Lawson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,537
Address 3 Linkside Avenue Winwick Warrington		
UK postcode WA2 8NF		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 12.7.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
)Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 0 5	Month 0 7	Year 2 0 0 4	Day	Month	Year
Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	1,223	741	2,249
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	330p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



A30   COMPANIES HOUSE   0526   13/07/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33 X24) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	*Class of shares allotted* £0.10 Ordinary	*Number allotted* 1,431
Name Miss Sharon Kingston **Address** 70 St Michaels Road Tilehurst Reading Berkshire UK postcode RG30 4RX	*Class of shares allotted* £0.10 Ordinary	*Number allotted* 409
Name Mr Alexander Boyd Milligan **Address** 1 Irvine Road Kilmarnock Ayrshire UK postcode KA1 2JN	*Class of shares allotted* £0.10 Ordinary	*Number allotted* 409
Name Mrs Lisa Batchelor **Address** 32 Rosslyn Avenue Coundon Coventry UK postcode CV6 1GN	*Class of shares allotted* £0.10 Ordinary	*Number allotted* 122

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date **9.7.04**

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel   020 7293 3281
DX number   DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Philip Gamble	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 519
Address 51 Pelham Road Londonderry Northern Ireland		
UK postcode BT47 6FF		
Name Mr Alec Roberts	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,323
Address 32 Thorpe Green Drive Golcar Huddersfield		
UK postcode HD7 4QU		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [1]

Signed _____   **Date** 9.7-04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel   020 7293 3281
DX number   DX exchange



co*form

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)
Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 143





Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year				Day	Month	Year			
	2	5	1	0	2	0	0	4					

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	1,193	126	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   28/10/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Pauline Kelly **Address** 99 Lymington Avenue Wood Green London UK postcode N22 6JE	Class of shares allotted £0.10 Ordinary	Number allotted 1,044
Name Miss Colleen Moore **Address** 51 Titchfield Road Carshalton Surrey UK postcode SM5 1PX	Class of shares allotted £0.10 Ordinary	Number allotted 275
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 27.10.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



EXHIBIT C-(a) 144



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 1	1 0	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	3,578		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Nigel Burnett	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,864
Address 1 Hermitage Drive Twyford Reading Berkshire UK postcode RG10 9HT		
Name Mr Roy Meakin	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 223
Address 20 Grasscroft Avenue Honley Holmfirth UK postcode HD9 6HY		
Name Mrs Carole Pearson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,491
Address 22 Hawthorne Way Shelley Huddersfield UK postcode HD8 8JX		
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _____ Date 27.10.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 145



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 5	Month 1 1	Year 2 0 0 4	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p					
Number allotted	3,479					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share (including any share premium)	544.0p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

AU3
COMPANIES HOUSE   0575
17/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 3,479
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** _____ 15.11.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP Tel 020 7293 3281	
DX number DX exchange	

ccform

EXHIBIT C-(a) 146

 **88(2)**

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 8	1 1	2 0 0 4			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	1,848	647	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

·Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Broadway	Class of shares allotted £0.10 Ordinary	Number allotted 2,204
Address 111 Styal Road Gatley Cheadle Cheshire		
UK postcode | SK8 4JR		
Name Mr Andrew Winstone	Class of shares allotted £0.10 Ordinary	Number allotted 291
Address Flat 3 24 South bar Street Banbury Oxon		
UK postcode | OX16 9AF		
Name	Class of shares allotted	*Number allotted*
Address		
UK postcode |		
Name	Class of shares allotted	Number allotted
Address		
UK postcode |		

Please enter the number of continuation sheets (if any) attached to this form ⬇

Signed _____   **Date**   *15·11·04*

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 147



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (Including bonus shares):

	From						To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day		Month		Year			Day		Month		Year	
	1	5	1	1	2	0	0	4						

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	3,503	1,294	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Shareholder details	Class of shares allotted	Number allotted
Name Mr Dean Andrew Ellis	£0.10 Ordinary	1,947
Address 12 Drysdale Close Wickhamford Evesham Worcestershire UK postcode WR11 7RZ		
Name Mr Robert McNab	£0.10 Ordinary	778
Address 9 Reedham Road Shrewsbury UK postcode SY2 3XW		
Name Ms Julie Pamela Rowe	£0.10 Ordinary	778
Address 39 Foxfields Way Huntington Cannock Staffordshire UK postcode WS12 4TA		
Name Mrs Christine Frances Morton	£0.10 Ordinary	647
Address 1 Arran Road Hodge Hill Birmingham UK postcode B34 6DD		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date ___ 15.11.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	**Tel** 020 7293 3281
DX number	DX exchange

coform

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Mr Ronald Robinson	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 647
Address 28 The Hiron Cheylesmore Coventry		
UK postcode CV3 6HT		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____ **Date** _15.11.04_

A director / Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP **Tel** 020 7293 3281
DX number   DX exchange

co*form*

EXHIBIT C-(a) 148



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2 Month 1 1 Year 2 0 0 4	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	1,829	647	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A45
COMPANIES HOUSE   U617
24/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Sally Beeson **Address** 28 Victoria Gardens Lichfield Staffordshire UK postcode WS13 8BG	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,204
Name Mrs Charlotte Newsome **Address** 18 Saxon Close Binley Woods Coventry UK postcode CV3 2BH	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 272
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** 23. 11. 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange





88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 2 9	Month 1 1	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	3,894		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Michael Pearce	Class of shares allotted £0.10 Ordinary	Number allotted 1,947
Address Sunnyside Dargate Faversham Kent		
UK postcode ME13 9HG		
Name Ms Sue Valentine	Class of shares allotted £0.10 Ordinary	Number allotted 1,947
Address 5 Heathfield Drive Redhill		
UK postcode RH1 5HL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date *14. 12. 04*

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 150



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 0 Month 1 2 Year 2 0 0 4	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	964	2,051	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

A51
COMPANIES HOUSE
HUZUB131
0501
21/12/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Keith Cedric Bowley	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,272
Address 11 Friary Avenue Monkspath Solihull West Midlands		
UK postcode B90 4SZ		
Name Mr Nigel C Ireland	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 487
Address 29 West Way Hangleton Hove East Sussex		
UK postcode BN3 8LS		
Name Mr David Knight	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 243
Address 12 Allen Close Basingstoke Hampshire		
UK postcode RG21 8XZ		
Name Mr Alan Shore	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,013
Address 10 Cliffe Park Shepley Huddersfield		
UK postcode HD8 8EG		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 20.12.04

A director / secretary / administrator / administrative receiver / receiver manager / receiver.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 151



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number `82548`

Company Name in full `Trinity Mirror plc`

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day `1 3` Month `1 2` Year `2 0 0 4`	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	487	1,298	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A26
COMPANIES HOUSE
U447
21/12/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Me Simon Lennon	Class of shares allotted £0.10 Ordinary	Number allotted 487
Address 15 Larkfield Road Pudsey West Yorkshire		
UK postcode LS28 7NF		
Name Mr Stanley Sutton	Class of shares allotted £0.10 Ordinary	Number allotted 1,298
Address 57 Dene Avenue Kingswinford West Midlands		
UK postcode DY6 9TJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form `0`

Signed _____ **Date** 13/12/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Company Secretarial Assistant,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange



EXHIBIT C-(a) 152



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From							To						

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year		Day	Month	Year
From	1 7	1 2	2 0 0 4	To			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	4,444	3,292	7,300
Nominal value of each share	£0.10p	£0.10p	0.10p
Amount (if any) paid or due on each share (including any share premium)	544.0p	437.0p	437.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A47
COMPANIES HOUSE   0371
30/12/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 15,036
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form `0`

Signed _____ **Date** 23.12.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform

EXHIBIT C-(a) 153



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 4	0 1	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	1,055		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Stephen Boyd Addley	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,055
Address Tall Trees Garden Reach Chalfont St Giles Buckinghamshire UK postcode HP8 4BE		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _[signature]_   **Date** 11.1.05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 154



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 9	Month 1 2	Year 2 0 0 4	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	2,030		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Norman Michael Walker	Class of shares allotted £0.10 Ordinary	Number allotted 2,030
Address 56 West Street Hertford		
UK postcode SG13 8EZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 10.1.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 155



CHFP010.

RECEIVED

2005 DEC -7 P 2: 49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 1	0 1	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	10,093	6,342	138,362
Nominal value of each share	£0.10p	£0.10p	0.10p
Amount (if any) paid or due on each share (including any share premium)	426p	452.5p	470.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A54   0189
COMPANIES HOUSE   29/01/05



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year
	2 1	0 1	2 0 0 5				

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	8,341		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	497.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 163,138
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [1]

Signed _____ Date 28.1.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform

EXHIBIT C-(a) 156



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 0	0 1	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	2,619		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Stephen M Crancher	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 253
Address 90 Shakespeare Drive Westcliff on Sea Essex UK postcode SSO 9AB		
Name Mr Michael George Phillips	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 253
Address 12 Burman Road Shirley Solihull West Midlands UK postcode B90 2BD		
Name Mr Thomas Dowling	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 2,113
Address 23 Gleneagles Road Great Sutton Ellesmere Port Merseyside UK postcode CH66 4JP		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed _____ Date 27. 1. 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP   Tel 020 7293 3281

DX number   DX exchange



EXHIBIT C-(a) 157



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 7	0 1	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	3,803	2,292	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

EUA
COMPANIES HOUSE   0212
29/1/05

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Miss Lucy Eileen Bell	Class of shares allotted £0.10 Ordinary	Number allotted 845
Address 210 Bloxham Road Banbury Oxon		
UK postcode OX16 9JU		
Name Mr Arnold Glickman NB. Has gifted shares to his wife, Hilda Glickman	Class of shares allotted £0.10 Ordinary	Number allotted 2,113
Address 1 Meadway Close Pinner Middlesex		
UK postcode HA5 4AZ		
Name Mr David L Hill	Class of shares allotted £0.10 Ordinary	Number allotted 944
Address 99 Slaithwaite Road Meltham Huddersfield		
UK postcode HD7 3PW		
Name Miss Susan Smith	Class of shares allotted £0.10 Ordinary	Number allotted 2,193
Address The Yennings Sytchampton Stourport On Severn Worcestershire		
UK postcode DY13 9TA		

Please enter the number of continuation sheets (if any) attached to this form   1

Signed _____   Date 28. 1. 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,

One Canada Square, Canary Wharf, London

E14 5AP	Tel 020 7293 3281
DX number	DX exchange

coform

Trinity Mirror Plc
Early Exericse Schedule
17/01/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Miss	Lucy Eileen	Bell	YY515000D	210 Bloxham Road BANBURY Oxon OX16 9JU	3.14	C/08065791-06	1203	845	358	£2,654.00	£2,653.30	£0.70
Mr	Arnold	Glickman	YS523708A	1 Meadway Close Pinner Middlesex PINNER Middx HA5 4AZ	3.14	C/08066407-06	3009	2113	896	£6,635.00	£6,634.82	£0.18
Mr	David L	Hill	YH709398D	99 Slaithwaite Road Meltham HUDDERSFIELD HD7 3PW	4.28	C/07306388-07	1103	944	159	£4,041.10	£4,040.32	£0.78
Miss	Susan	Smith	YM535089A	The Yennings Sytchampton STOURPORT ON SEVERN Worcs DY13 9TA	3.14	C/08066605-02	1203	845	358	£2,654.00	£2,653.30	£0.70
Miss	Susan	Smith	YM535089A	The Yennings Sytchampton STOURPORT ON SEVERN Worcs DY13 9TA	4.28	C/07306800-05	1577	1348	229	£5,773.00	£5,769.44	£3.56
				Totals			8095	6095	2000	£21,757.10	£21,751.18	£5.92
				EARLY EXERCISES - SHARE CERTIFICATES REQUIRED								
				NB. ARNOLD GLICKMAN HAS GIFTED HIS SHARES TO HIS WIFE (FORM ATTACHED) - PLEASE ISSUE CERTIFICATE IN HER NAME								

EXHIBIT C-(a) 158



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From							To					
	Day		Month		Year				Day		Month		Year	
	2	8	0	1	2	0	0	5						

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	6,984	3,573	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	544p	620p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



COMPANIES HOUSE   0177
07/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 10,557
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** _4·2·05._

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 159



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day: 3 1	Month: 0 1	Year: 2 0 0 5	Day	Month	Year
Class of shares *(ordinary or preference etc)*	Ordinary 10p					
Number allotted	2,113					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share *(including any share premium)*	314p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up | | |

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE   0228
07/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Jayne Leggett	Class of shares allotted £0.10 Ordinary	Number allotted 2,113
Address 6 Alexander Road Braintree Essex		
UK postcode CM7 5UH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____ **Date** _K.R.05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 4	Month 0 2	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	3,019	2,805	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	620p	470.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

COMPANIES HOUSE   u225   07/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10 Ordinary	Number allotted 5,824
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _____ Date _____

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 161



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 1	0 2	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	1,566	2,475	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Philip Edward Hughes	Class of shares allotted £0.10p Ordinary	Number allotted 450
Address 2 Sidney Powell Avenue Liverpool		
UK postcode L32 0TW		
Name Mr Craig Mackenzie	Class of shares allotted £0.10p Ordinary	Number allotted 2,253
Address 1 Lorne Lane Craigavad Holywood County Down, Northern Ireland		
UK postcode BT18 0NW		
Name Mr John E Tellitt	Class of shares allotted £0.10p Ordinary	Number allotted 162
Address 48 Bodnant Grove Connah's Quay Deeside Clwyd		
UK postcode CH5 4NA		
Name Mr Denis G Williams	Class of shares allotted £0.10p Ordinary	Number allotted 1,176
Address 9 Eaton Lane Davenham Northwich Cheshire		
UK postcode CW9 8JL		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date**   8.3.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

co*form*

EXHIBIT C-(a) 162



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 8	0 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	2,196		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

A11
COMPANIES HOUSE
0147
10/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr James Whitaker **Address** 30 Devonshire Gardens Chiswick London UK postcode W4 3TN	Class of shares allotted £0.10p Ordinary	Number allotted 2,196
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 8 . 3 . 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

co *form*

EXHIBIT C-(a) 163



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 1	Month 0 2	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	28,471		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 28,471
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____ Date 7.3.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

co.form

EXHIBIT C-(a) 164



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 4	0 2	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	2,539		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Harry Charles Blackwell	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 846
Address 3 Dinerth Close Rhos on Sea Colwyn Bay Dlwyd UK postcode LL28 4HQ		
Name Ms Diana Lyne	**Class of shares allotted** £0.10 Ordinary	**Number allotted** 1,693
Address 81 Waddon Road Croydon Surrey UK postcode CR0 4JH		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 9.3.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 165



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 7	0 3	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	1,228	280	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Steven A Clark	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 735
Address Flat 6 Dunbar Court 2A Carshalton Grove Sutton Surrey		
UK postcode SM1 4NQ		
Name Ms Susan Wallis	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 455
Address The Dell Flixton Hall Estate Flixton Bungay Suffolk		
UK postcode NR35 1NP		
Name Mrs Bridget Whelan	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 318
Address 49 Links Road Portslade Brighton		
UK postcode BN41 1XH		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 9 . 3 . 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

co*form*



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 4	0 3	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	7,352		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A11
COMPANIES HOUSE   0116
10/03/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10p Ordinary	Number allotted 7,352
Address 201 Deansgate Manchester UK postcode [M3 3TD		
Name	Class of shares allotted	Number allotted
Address UK postcode [		
Name	Class of shares allotted	Number allotted
Address UK postcode [		
Name	Class of shares allotted	Number allotted
Address UK postcode [		

Please enter the number of continuation sheets (if any) attached to this form   [0]

Signed _____   **Date** 9.3.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 167



RECEIVED

2005 DEC -7 P 2 -?

OF REGISTRATION

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
')Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 0 7	**Month** 0 2	**Year** 2 0 0 5	**Day**	**Month**	**Year**
Class of shares (ordinary or preference etc)	Ordinary 10p					
Number allotted	423					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share (including any share premium)	314p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Thomas McEwan	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 423
Address Stone Barn Tow House Hexham Northumberland		
UK postcode NE47 7EQ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 18 · 2 · 05

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 168

 **coform**

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 4	0 3	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	182	962	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



A20 ∎AUQ993P5∎ 0262
COMPANIES HOUSE 19/03/05

When you have completed and signed the form send it to he Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Peter Baxter	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 443
Address 85 Howard Road Kings Heath Birmingham		
UK postcode B14 7PG		
Name Mr Robert William Harris	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 701
Address 47 Silverbirch Avenue Bedworth Nuneaton Warwickshire		
UK postcode CV12 0AZ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** *18.3.05*

~~A director / secretary / administrator / administrative receiver / receiver~~ manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 169



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month		Year			Day	Month		Year		
	1 1	0 3	2 0 0 5									

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	30,592		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS **Address** 201 Deansgate Manchester UK postcode M3 3TD	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 30,592
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   Date _18·3·05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

ccform

EXHIBIT C-(a) 170



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 1	Month 0 3	Year 2 0 0 5	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p					
Number allotted	439					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share (including any share premium)	314p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A27   *A80G53WI*   0426
COMPANIES HOUSE   26/03/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Peter Khan Pulman	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 439
Address 17 Brentnor Road New Moston Manchester		
UK postcode M40 0HB		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** _24.3.05_

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 171



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 8	0 3	2 0 0 5			

	Ordinary 10p	Ordinary 10p	
Class of shares *(ordinary or preference etc)*			
Number allotted	24,505	5,900	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	544p	437.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A27   0423
COMPANIES HOUSE   26/03/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 30,405
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date **24 · 3 · 05**

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 172



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 4	0 3	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	4,240		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



A49
COMPANIES HOUSE
0701
30/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10p Ordinary	Number allotted 4,240
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   Date _24.3.05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform


Company Secretary

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Changes of particulars form

Complete in all cases

Date of change of particulars

Day	Month	Year
2 8	0 3	2 0 0 5

Name

* Style / Title |

* Honours etc |

Forename(s) | Vijay Lakhman

Surname | Vaghela

† Date of Birth

Day	Month	Year
0 5	1 0	1 9 6 6

Change of name
(enter new name)

Forename(s) |

Surname |

Change of usual residential address
(enter new address)

| 57 Bracken Drive |

Post town | Chigwell

County / Region | Essex | Postcode | IG7 5RD

Country | United Kingdom

Other Change | (please specify) |

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed  **Date** 29 . 03 . 05

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th Floor, One Canada Square, Canary Wharf, London, E14 5AP, Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**


A43
COMPANIES HOUSE   0454
30/03/05



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number `82548`

Company Name in full `Trinity Mirror plc`

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 4	0 4	2 0 0 5			

	Ordinary 10p		
Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	701		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Charles Paul Quinn	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 701
Address 138 Silverdale Close Aldermans Green Coventry		
UK postcode CV2 1QE		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 4·4·05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 1	Month 0 4	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	18,841	16,094	30,000
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	544p	470.50p	352.70p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A41   U240
COMPANIES HOUSE   07/04/05

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS	Class of shares allotted £0.10p Ordinary	Number allotted 64,935
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _____ Date _1. 4 .05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 176

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

82548

Name of company

* insert full name of company

* TRINITY MIRROR PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY SHARES		
Number of shares purchased	1,538,780		
Nominal value of each share	10P		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SPREADSHEET.		
Maximum prices paid § for each share	SEE ATTACHED SPREADSHEET		
Minimum prices paid § for each share	SEE ATTACHED SPREADSHEET.		

The aggregate amount paid by the company for the shares to which this return relates was:	£10,753,968
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 53,770

£ 53770
£ TR
(POS)
8/4/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡ DIRECTOR

Date 07 April 2005.

Presentor's name address and reference (if any) :

Co. Secretary
Trinity Mirror plc
One Canada Square
Canary Wharf
London E14 5AP

For official Use (10/03)

General Section

Post room

A58
0327

Share Buyback Record of Transactions

Date	Broker	No. of shares bought	Price	Consideration	Brokers Comm 0.20%	PTM Levy	Payment to Brokers	Stamp Duty Due 0.50%
/03/2005	Morgan S	252,505	6.931075	1,750,131.09	3,500.26	1.00	1,753,632.36	8,768.16
/03/2005	Morgan S	1,023,136	6.999751	7,161,697.24	14,323.39	1.00	7,176,021.63	35,880.11
/03/2005	Morgan S	66,754	6.970915	465,336.46	930.67	1.00	466,268.13	2,331.34
/03/2005	Morgan S	100,000	6.940971	694,097.10	1,388.19	1.00	695,486.29	3,477.43
/03/2005	Morgan S	96,385	6.860372	661,236.96	1,322.47	1.00	662,560.43	3,312.80

Summary

otal Shares Bought	1,538,780.00
eighted Average price	6.97468
otal Commission	21,465.00
TM Levy	5.00
tamp Duty	53,769.84

Buyback Record.xls 08/04/2005

EXHIBIT C-(a) 177


Company Secretary

288a

Please complete in typescript,
or in bold black capitals.
CHFP010

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or
change of particulars (use Form 288c))

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Appointment form

Notes on completion appear on next page.

Date of appointment	Day	Month	Year		† Date of Birth	Day	Month	Year
	0 3	0 3	2 0 0 5			2 1	1 0	1 9 6 0

Appointment as director | X | as secretary | | *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title | | * Honours etc |

Forename(s) | Gary Andrew

Surname | Hoffman

Previous forename(s) | | Previous surname(s) |

Usual residential address | 54 Lombard Street

Post town | London | Postcode | EC3P 3AH

County / Region | | Country |

† Nationality | British | † Business occupation | Company Director

† Other directorships (additional space next page) | See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature | *G. A* | Date | 31/3/05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed | | Date | 8.4.05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| Mrs L A Harris, Assistant to Company Secretary, 20th |
| Floor, One Canada Square, Canary Wharf, London, |
| E14 5AP, Tel |
| DX number | DX exchange |

A25
COMPANIES HOUSE
15/04/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 82548

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.




Blueprint 2000
Company Secretary

*Please complete in typescript,
or in bold black capitals.*

CHFP010

List of other directorships
Schedule to form 288a

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Name | Gary Andrew Hoffman

Company Name	Resignation
Barclays Bank PLC	
Barclays Directors Limited	31/12/2002
Barclays Financial Management Limited	31/08/2001
Barclays plc	
Barclays Sponsorship Company Limited	
BLAC Limited	27/07/2000
Choice Matters Limited	
Visa Europe Limited	



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 8	0 4	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	18,567		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESNOMS REG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 18,567
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 25.4.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 179



RECEIVED

2005 DEC -7 P 2: 40

OFFICE OF
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

**Please complete in typescript,
or in bold black capitals.**
CHFP010.

Company Number	82548
Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	**Day** 1 1	**Month** 0 4	**Year** 2 0 0 5	**Day**	**Month**	**Year**
Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p				
Number allotted	3,213	3,780				
Nominal value of each share	£0.10p	£0.10p				
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   U466   26/04/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Kasey Jane Carter	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 472
Address 194 Osborne Road Hornchurch Essex		
UK postcode RM11 1HL		
Name Mr Alan Geoffrey Cook	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 714
Address 199 Scotts Lane Coundon Coventry		
UK postcode CV6 2DJ		
Name Mr Stephen Dourass	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 714
Address 74 Dalbury Road Hall Green Birmingham		
UK postcode B28 0NF		
Name mr Paul Frederick Heath	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 945
Address 52 Summerfields Avenue Hunt Green Halesowen West Midlands		
UK postcode B62 9NW		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _(signature)_   **Date** 2S. H.0S

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

ccform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Russell	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 1,071
Address 11 Haig Close Sutton Coldfield West Midlands		
UK postcode B75 6PJ		
Name Mr James John Sheehan	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 714
Address Elmcroft 422 Tile Hill Lane Coventry		
UK postcode CV4 9DY		
Name Mr Peter Harry Tyler	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,363
Address 22 Leam Crescent Solihull West Midlands		
UK postcode B92 8PD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐ 1

Signed _____   Date 25.4.05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange


coform

EXHIBIT C-(a) 180



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 5	0 4	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	13,911	7,045	14,100
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544p	470.5p	352.7p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



A54   0460
COMPANIES HOUSE   26/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CES~~NOMB~~ REG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 35,056
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _(signature)_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Date _(handwritten)_

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 181



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 8	0 4	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	2,571	8,411	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Christopher Ronald Bate	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 945
Address 14 Highmore Drive Birmingham		
UK postcode B32 3JY		
Name Mr David Blackett	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,363
Address 6 Poplar Grove London		
UK postcode W6 7RE		
Name Mr Robert Hurst	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,374
Address 23 Arden Road Bulkington Bedworth Warwickshire		
UK postcode CV12 9JJ		
Name Mrs Rita Jones	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 428
Address 166 Coleshill Road Marston Green Birmingham		
UK postcode B37 7HP		

Please enter the number of continuation sheets (if any) attached to this form | 2 |

Signed _____   Date *2S.4.aS*

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Maureen Elizabeth Keates	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 472
Address 11 Mellowship Road Eastern Green Coventry		
UK postcode CV5 7BZ		
Name Mrs Loretta Eileen Nifield	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 945
Address 5 Heol Cattwg Whitchurch Cardiff		
UK postcode CF14 1JQ		
Name Mr John Joseph Thompson	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,363
Address Abbeydale 7 Harpole Close Swanwick Alfreton Derbyshire		
UK postcode DE55 1EW		
Name Mr David Melvin Tucker	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 714
Address 17 Kelynmead Road Stechford Birmingham		
UK postcode B33 8HL		

Please enter the number of continuation sheets (if any) attached to this form   2

Signed _____   Date 25·4·05

A director / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Derek Charles Watts	Class of shares allotted £0.10p Ordinary	Number allotted 378
Address 71 Postbridge Road Styvechale Coventry		
UK postcode CV3 5AF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 2 |

Signed _____   Date 25.4.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 182



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 9	0 5	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	4,403		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

AU9   0336
COMPANIES HOUSE   11/05/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Graham Crawford	Class of shares allotted £0.10p Ordinary	Number allotted 1,957
Address 2 Maitland Drive Torrance Glasgow Scotland		
UK postcode G64 4HN		
Name Mr Michael Thomas Hutton	Class of shares allotted · £0.10p Ordinary	Number allotted 2,446
Address 181 Ulverley Green Road Olton Solihull West Midlands		
UK postcode B92 8AA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 10. 5. 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 6	0 5	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	6,893	21,431	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	544p	470.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

AU9
COMPANIES HOUSE   0333
11/05/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10p Ordinary	Number allotted 28,324
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   [1]

Signed _____   Date 10.5.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 184



Blueprint 2000
Company Secretary

Please complete in typescript,
or in bold black capitals.

CHFP010

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or
change of particulars (use Form 288c))

Company Number 82548

Company Name in full TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	0 5	0 5	2 0 0 5

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

* Style / Title Mrs
* Honours etc [ ]

Forename(s) Penelope Lesley

Surname Hughes

	Day	Month	Year
† Date of Birth	3 1	0 7	1 9 5 9

A serving director, secretary etc must sign the form below.

Signed  **Date** 9. 5. o5

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th
Floor, One Canada Square, Canary Wharf, London,
E14 5AP, Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

EXHIBIT C-(a) 185



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

	Day	Month	Year
Date of termination of appointment	0 5	0 5	2 0 0 5

as director | X | as secretary | | *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME | * Style / Title | Mr | * Honours etc |

Please insert details as previously notified to Companies House.

Forename(s) | David Ellis

Surname | Marlow

	Day	Month	Year
† Date of Birth	2 9	0 3	1 9 3 5

A serving director, secretary etc must sign the form below.

Signed | | **Date** | 9 . 5 . 05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant to Company Secretary, 20th Floor, One Canada Square, Canary Wharf, London, E14 5AP, Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

EXHIBIT C-(a) 186

 **88(2)**

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To				
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year		
	2 9	0 4	2 0 0 5						

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	18,710	203,296	7,276
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544p	470.5p	470.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 235,147
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name Trevor Singleton	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 1,550
Address 253 Four Ashes Road Dorridge Solihull West Midlands		
UK postcode BG3 8NR		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   **Date** _/0 · J · oJ_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

co*form*



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	2 9	0 4	2 0 0 5					

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	7,415		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	452.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

EXHIBIT C-(a) 187



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 5	Month 0 4	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	945		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   327   11/05/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Daniel Scott	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 945
Address The Braes 3 Glen Lane Uplawnmoor Glasgow		
UK postcode G78 4DF		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐ 2

Signed _____

A director / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~.

Date 9. 5. 05

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	**Tel** 020 7293 3281
DX number	DX exchange



RECEIVED

2005 DEC -7 P 2:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 2	0 4	2 0 0 5			
Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	7,500		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	620p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   U535   11/05/05

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 7,500
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** 9.5.05.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 189



Companies House
—— *for the record* ——

Company Name
TRINITY MIRROR PLC ✓

Company Type
Public Limited Company

Company Number
82548 ✓
Information extracted from
Companies House records on
9th April 2005

Ref: 82548/09/28

BULIC LIST

363s Annual Return

34 2 (80| 240

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in c

Section 1: Company details

COMPANIES HOUSE

0222
17/05/05

A34
COMPANIES HOUSE

0382
11/05/05

Current details	Amended details
> **Registered Office Address** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	1 Canada Square Canary Wharf London E14 5AP	Address ONE CANADA SQUARE CANARY WHARF LONDON UK Postcode E14 5AP
> **Register of Members** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Lloyds T S B Registrars** **The Causeway** **Worthing** **West Sussex BN99 6DA**	Address UK Postcode _ _ _ _ _ _ _
> **Register of Debenture Holders** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _

> **Principal Business Activities**
If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.
	SIC Code Description
	
	7415 **Holding companies incl head offices**
		SIC CODE Description
		_ _ _ _ _____
		  _____
		  _____
		_ _ _ _ _____
		  _____
		  _____
		_ _ _ _ _____
		  _____

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		_____

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Paul Andrew VICKERS **Address** 10 Pembroke Villas The Green Richmond-Upon-Thames Surrey TW9 1QF	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Paul Andrew VICKERS ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sylvia BAILEY **Address** 5 Blyths Wharf Narrow Street Limehouse London E14 8DQ **Date of birth** 24/01/1962 **Nationality** British **Occupation** Chief Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Sylvia BAILEY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Peter Gibbs BIRCH

Address
Bibury 24 Broad High Way
Cobham
Surrey
KT11 2RP

Date of birth 04/12/1937

Nationality British

Occupation Senior Independent Director

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _   _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Peter Gibbs BIRCH ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

> Director
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Sir Maurice Victor BLANK

Address
3 Green Close
Wildwood Road
London
NW11 6UX

Date of birth 09/11/1942

Nationality British

Occupation Company Director

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _   _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Sir Maurice Victor BLANK ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Angus Mcfarlane Mcleod GROSSART CBE DL **Address** 64 Northumberland Street Edinburgh EH3 6JE **Date of birth** 06/04/1937 **Nationality** British **Occupation** Merchant Banker	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality _____ Occupation _____ Date of change _ _ / _ _ / _ _ _ _ Date Sir Angus Mcfarlane Mcleod GROSSART CBE DL ceased to be director (if applicable) _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Penelope Lesley HUGHES **Address** 35 Broom Water Teddington Middlesex TW11 9QJ **Date of birth** 31/07/1959 **Nationality** British **Occupation** Company Director	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality _____ Occupation _____ Date of change _ _ / _ _ / _ _ _ _ Date Penelope Lesley HUGHES ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director	Gary Andrew Hoffman Appointed: 03/03/2005.	Name: GARY ANDREW HOFFMAN ✓ Address: 54 LOMBARD STREET, LONDON, EC3P 3AH DOB: 21/10/1960

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Particulars of a new Director must be notified on form 288a.

Name
David Ellis MARLOW

Address
The Platt
Elsted
Midhurst
Sussex
GU29 0LA

Date of birth 29/03/1935

Nationality British

Occupation Chartered Accountant

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode ⌞ ⌞ ⌞ ⌞   ⌞ ⌞ ⌞

Date of birth ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

Nationality _____

Occupation ⌞_____

Date of change ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

Date David Ellis MARLOW ceased to be director (if applicable)

⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Particulars of a new Director must be notified on form 288a.

Name
David Peter John ROSS

Address
61A\ Cadogan Square
London
SW1X 0HZ

Date of birth 10/07/1965

Nationality British

Occupation Accountant

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode ⌞ ⌞ ⌞ ⌞   ⌞ ⌞ ⌞

Date of birth ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

Nationality _____

Occupation _____

Date of change ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

Date David Peter John ROSS ceased to be director (if applicable)

⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

Current details	Amended details

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Vijay Lakhman VAGHELA

Address
57 Bracken Drive
Chigwell
Essex
IG7 5RD

Particulars of a new Director must be notified on form 288a.

Date of birth 05/10/1966

Nationality British

Occupation Accountant

Name
_____

[ ] Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Vijay Lakhman VAGHELA ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Paul Andrew VICKERS

Address
10 Pembroke Villas
The Green
Richmond-Upon-Thames
Surrey
TW9 1QF

Particulars of a new Director must be notified on form 288a.

Date of birth 20/01/1960

Nationality British

Occupation Barrister

Name
_____

[ ] Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Paul Andrew VICKERS ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

　　Section 3: Share Capital　　　　　　　　　　**(C)**

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued
ORDINARY £0.10 p.	294 634 126 ✓
	Aggregate Nominal Value of issued shares
	£ 29, 463, 412·60 ✓

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

294 634, 126 ✓

Aggregate Nominal Value of issued shares

£ 29, 463, 412 - 60

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

▢ There were no changes during the period
▢ A list of changes is enclosed
▢ A full list of members is enclosed

The last full list of members was received on: 01/05/2004

> **REMEMBER:**
> **Changes** to shareholder particulars or details of shares transferred to be **completed each year**
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Please find enclosed CD from Registrars - Lloyds TSB.

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode			

Company Number - 82548

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Company Number - 82548



Companies House
—— *for the record* ——

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature _____
(Director / Secretary)

Date   06 / 05 / 2005

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to **1/5/2005**

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st May 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name LINDA   MAILEY

TRINITY   MIRROR   PLC

Address

ONE   CANADA   SQUARE

CANARY   WHARF

LONDON

Postcode   E14 5AP

Telephone number *inc code*

020 - 7 293 3000

DX number *if applicable*

_ _ _ _ _ _

DX exchange

EXHIBIT C-(a) 190



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 2 3	Month: 0 5	Year: 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	6,457	2,766	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A44
COMPANIES HOUSE   0366   24/05/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Christopher Edwards	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 1,169
Address 18 Heathcote Avenue Solihull West Midlands		
UK postcode ⎿B91 1QL		
Name Mr Roger Fisher	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,446
Address 4 Chesterton Close Solihull West Midlands		
UK postcode ⎿B91 1RR		
Name Mr Maurice Kenna	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 3,162
Address 1 Yew Tree Cottage Coton Road Whitacre Heath Birmingham		
UK postcode ⎿B46 2JX		
Name Mr John Frederick Whittaker	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,446
Address 222 Wood Lane Handsworth Wood Birmingham		
UK postcode ⎿B20 2AA		

Please enter the number of continuation sheets (if any) attached to this form ⬜

Signed _____   Date *X3. S. oS*

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

ccform

EXHIBIT C-(a) 191



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 0	0 5	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	33,987		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   0363
24/05/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 33,987
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 23.5.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 192



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	1 3	0 5	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	31,193		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 31,193
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _AC_ **Date** 20.5.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 2571
	DX number DX exchange

ccform

EXHIBIT C-(a) 193

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000



Please do not
write in
this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

82548

Name of company

* insert full name
of company

* TRINITY MIRROR PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	ORDINARY SHARES		
Number of shares purchased	1,007,905		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SPREADSHEET		
Maximum prices paid § for each share	SEE ATTACHED SPREADSHEET		
Minimum prices paid § for each share	SEE ATTACHED SPREADSHEET.		

§ A private company is not required to give this information



The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,006,498
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 35,035

TO POS
2/5/05

‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Signed _____   Designation ‡ DIRECTOR   Date 3 MAY 2005.

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section

Post room

Share Buyback Record of Transactions

Date	Broker	No of shares bought	Price	Consideration	Brokers Comm	PTM Levy	Payment to Brokers	Stamp Duty Due
					0.20%			0.50%
11/04/05	Morgan S	100,000	7.019237	701,923.70	1,403.85	1.00	703,328.55	3,516.64
12/04/05	Morgan S	31,842	6.999780	222,886.99	445.77	1.00	223,333.77	1,116.67
13/04/05	Morgan S	17,200	6.999400	120,389.68	240.78	1.00	120,631.46	603.16
15/04/05	Morgan S	200,000	6.995211	1,399,042.20	2,798.08	1.00	1,401,841.28	7,009.21
18/04/05	Morgan S	50,000	6.844181	342,209.05	684.42	1.00	342,894.47	1,714.47
19/04/05	Morgan S	100,000	6.945065	694,506.50	1,389.01	1.00	695,896.51	3,479.48
20/04/05	Morgan S	125,000	6.938102	867,262.75	1,734.53	1.00	868,998.28	4,344.99
21/04/05	Morgan S	189,204	6.886170	1,302,890.91	2,605.78	1.00	1,305,497.69	6,527.49
22/04/05	Morgan S	194,659	6.890986	1,341,392.44	2,682.78	1.00	1,344,076.23	6,720.38
		1,007,905		6,992,504.23	13,985.01	9.00	7,006,498.24	35,032.49

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)
Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 194

 **co***form*

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 7	0 5	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	20,348	3,542	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	544p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



COMPANIES HOUSE   01/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode │ M3 3TD	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 23,890
Name **Address** UK postcode │	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode │	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode │	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date *31. 5. 05*

A director / secretary / ~~administrator / administrative receiver / receiver- manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 195

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



169

CHWP000

Please do not
write in
this margin

Pursuant to section 169 of the Companies Act 198

*Please complete
legibly, preferably
in black type, or
bold block lettering*

To the Registrar of Companies
(Address overleaf)

Name of company

* insert full name
of company

For official use	Company number
	82548



Please do not write
in the space below.
For Inland Revenue
use only.

* TRINITY MIRROR PLC

Note
This return must be
delivered to the
Registrar within a
period of 28 days
beginning with the
first date on which
shares to which it
relates were delivered
to the company

Shares were purchased by the company under section 162 of the above Act as
follows:

Class of shares	ORDINARY SHARES.		
Number of shares purchased	1,568,500		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SPREADSHEET		
Maximum prices paid § for each share	SEE ATTACHED SPREADSHEET		
Minimum prices paid § for each share	SEE ATTACHED SPREADSHEET.		

§ A private company
is not required to
give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,720,650
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 48,605.

TR/POS

‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Signed  Designation ‡ DIRECTOR Date 3 JUNE 2005.

Presentor's name address and
reference (if any) :

For official Use (10/03)	
General Section	Post room



0121
07/06/05

Share Buyback Record of Transactions

Date	Broker	No of shares bought	Price	Consideration	Brokers Comm @ 0.20%	PTM Levy	Payment to Brokers	Stamp Duty Due @ 0.50%
06/05/2005	Morgan S	400,000	6.199600	2,479,840.00	4,959.68	1.00	2,484,800.68	12,424.00
10/05/2005	Cazenove	250,000	6.239585	1,559,896.25	3,119.79	1.00	1,563,017.04	7,815.09
11/05/2005	Cazenove	600,000	6.168737	3,701,242.20	7,402.48	1.00	3,708,645.68	18,543.23
13/05/2005	Cazenove	100,000	6.086000	608,600.00	1,217.20	1.00	609,818.20	3,049.09
19/05/2005	Cazenove	100,000	6.166750	616,675.00	1,233.35	1.00	617,909.35	3,089.55
23/05/2005	Cazenove	18,500	6.187164	114,462.53	228.93	1.00	114,692.46	573.46
31/05/2005	Cazenove	100,000	6.205250	620,525.00	1,241.05	1.00	621,767.05	3,108.84
		1,568,500		9,701,240.98	19,402.48	7.00	9,720,650.47	48,603.25

F:\Common\EPS details\[Buyback6Mayto2June.xls]Buybacks support



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 6	0 6	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	979	1,791	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	314p	428p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   0457   10/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Wendy Avril Fenemore	Class of shares allotted £0.10p Ordinary	Number allotted 506
Address 7 Campsie Road Lindsayfield East Kilbride Glasgow UK postcode | G75 9GE		
Name Mr James Stewart Smith	Class of shares allotted £0.10p Ordinary	Number allotted 2,264
Address 8 Oakridge Road Lillington Leamington Spa Warwickshire UK postcode | CV32 7BN		
Name	Class of shares allotted	Number allotted
Address UK postcode |		
Name	Class of shares allotted	Number allotted
Address UK postcode |		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 9.6.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP **Tel** 020 7293 3281	
DX number DX exchange	

coform

EXHIBIT C-(a) 197



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
)ate or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 3	Month 0 6	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	13,988	1,489	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	544p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

) the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   /40
10/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 15,477
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 9·6·0⌠

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 198



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 0	Month 0 6	Year 2 0 0 5	Day	Month	Year
Class of shares (ordinary or preference etc)	Ordinary 10p					
Number allotted	26,117					
Nominal value of each share	£0.10p					
Amount (if any) paid or due on each share *(including any share premium)*	470.5p					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   16/06/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode | M3 3TD	Class of shares allotted £0.10p Ordinary	Number allotted 26,117
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 15. 6. 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 199



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	1 3	0 6	2 0 0 5					

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	1,486		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Ernest Mark Graham	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 980
Address 7 Douglas Grove Whitan Witham Essex		
UK postcode CM8 1TE		
Name Mr Julian Francis Pratt	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 506
Address 245 Penistone Road Kirkburton Huddersfield		
UK postcode HD8 0PE		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   **Date** 15·6·05

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 200

G

CHWP000



Please do not
write in
this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

82548

Name of company

* insert full name
of company

* TRINITY MIRROR PLC

Please do not write in the space below. For Inland Revenue use only.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY SHARES.		
Number of shares purchased	795,000		
Nominal value of each share	10p.		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SPREADSHEET		
Maximum prices paid § for each share	SEE ATTACHED SPREADSHEET		
Minimum prices paid § for each share	SEE ATTACHED SPREADSHEET.		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,897,751
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5   £ 24,490.

TC/PO 17/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡ DIRECTOR

Date

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section   Post room

Share Buyback Record of Transactions:

Date	Broker	No of shares bought	Price	Consideration	Brokers Comm 0.20%	PTM Levy	Payment to Brokers	Stamp Duty Due 0.50%
01/06/2005	Cazenove	120,000	6.191629	742,995.48	1,485.99	1.00	744,482.47	3,722.41
07/06/2005	Cazenove	175,000	6.184521	1,082,291.18	2,164.58	1.00	1,084,456.76	5,422.28
08/06/2005	Cazenove	150,000	6.171640	925,746.00	1,851.49	1.00	927,598.49	4,637.99
09/06/2005	Cazenove	75,000	6.155334	461,650.05	923.30	1.00	462,574.35	2,312.87
16/06/2005	Cazenove	50,000	6.096506	304,825.30	609.65	1.00	305,435.95	1,527.18
20/06/2005	Cazenove	100,000	6.103314	610,331.40	1,220.66	1.00	611,553.06	3,057.77
21/06/2005	Cazenove	100,000	6.076275	607,627.50	1,215.26	1.00	608,843.76	3,044.22
22/06/2005	Cazenove	25,000	6.100000	152,500.00	305.00	1.00	152,806.00	764.03
		795,000		4,887,966.91	9,775.93	8.00	4,897,750.84	24,488.75

F:\Common\EPS details\Buyback1Juneto22June.xls]Buybacks support

EXHIBIT C-(a) 201



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 7	0 6	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	20,722		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

A54
COMPANIES HOUSE   06/07/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 20,722
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date 4.7.05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 202



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 0	0 6	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	2,530		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	314p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   .87   06/07/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Ian Swain	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,530
Address The Grange Kirkby Lane Middlesborough Cleveland		
UK postcode TS9 7AG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _(signature)_   **Date** 4·7·05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	**Tel** 020 7293 3281
DX number	DX exchange

coform

EXHIBIT C-(a) 203



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 1	Month 0 7	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	22,291		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

0181

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 22,291
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	*Number allotted*
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** _K·7·05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	Tel

EXHIBIT C-(a) 204



88(2)

Return of Allotment of Shares

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 2 4	Month 0 6	Year 2 0 0 5	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p		
Number allotted	15,408		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales



COMPANIES HOUSE   0175 06/07/05

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 15,408
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _(signature)_   **Date** 4.7.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

EXHIBIT C-(a) 205

THE COMPANIES ACTS 1862 TO 1900

and

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
(Amended by Special Resolution passed on 7th December 1984)

of

TRINITY MIRROR PLC



1.   The name of the Company is TRINITY MIRROR PLC.[*]

2.   The Company is to be a Public Company.

3.   The Registered Office of the Company will be situated in England and Wales.

4.   The objects for which the Company is established are:-

     (1)   To acquire and take over as going concerns the undertakings of The
            Liverpool Daily Post and Echo Limited and Egerton Smith & Company

_____

* Note

Formerly named The Liverpool Daily Post and Echo Public Limited Company, Trinity
International Holdings Public Limited Company and Trinity Public Limited Company.
The name of the company was changed to its present name on 6th September 1999,
pursuant to a special resolution passed on 31st August 1999.

Limited and with a view thereto to adopt and carry into effect, with or without modification, the Agreement referred to in Clause 3 of the accompanying Articles of Association.

(2)   (i)   To carry on business as a general investment holding company and to acquire and hold shares stocks debentures and debenture stock notes bonds obligations and securities issued or guaranteed by any company constituted or carrying on business in any part of the world and to acquire and hold shares stocks debentures debenture stocks notes bonds obligations and securities issued or guaranteed by any government sovereign ruler commissioners public body or authority supreme municipal local or otherwise whether at home or abroad and also to acquire and hold options in respect of shares stocks debentures and debenture stocks notes bonds obligations and securities issued or guaranteed by any government sovereign ruler commissioners public body or authority supreme municipal local or otherwise whether at home or abroad and also to acquire and hold options in respect of shares stocks debentures and debenture stocks notes bonds obligations and securities.

(ii)   To acquire any such shares stocks debentures debenture stocks notes bonds obligations or securities by original subscription tender purchase exchange or otherwise and to subscribe for the same either conditionally or otherwise and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

(iii)   To vary transpose or change any investments held by the Company from time to time and for that purpose to sell mortgage exchange lease and in any other manner dispose of the undertaking investments property assets rights and effects of the Company or any part thereof for such consideration as may be

2

thought fit (but so that no profit arising from the sale of any securities or investments shall be distributed by way of dividend but any such profit shall be carried to a capital reserve account or otherwise dealt with for capital purpose only).

(iv)   To issue place and underwrite or concur or assist in the issuing placing or underwriting the subscription of shares stocks debentures and debenture stocks notes bonds obligations and securities of any company at such times and upon such terms and conditions as to remuneration and otherwise as may be agreed upon.

(v)   To co-ordinate finance and manage all or any part of the businesses and operations of any company any part of the share capital of which is held by the Company to enter into any agreement with any such company for taking profits and bearing losses of any business so carried on for making gratuitous payments thereto by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any businesses or operations carried on by any such company as aforesaid.

(3)   To carry on all or any of the businesses of proprietors of journals magazines books and other literary works and undertakings general printers and publishers and stationers, lithographers type-founders stereotypers electrotypers photographic printers photo-lithographers chromo-lithographers engravers die-sinkers bookbinders designers draughtsmen paper and ink manufacturers booksellers and theatrical advertising and stamp agents.

(4)   To manufacture buy sell treat and deal in all kinds of plant machinery apparatus tools utensils commodities articles and things necessary or useful for carrying on any of the above businesses or usually dealt in by persons or companies engaged therein.

3

(5)   To carry on any other businesses whether manufacturing or otherwise which may seem to the Company capable of being conveniently carried on in connection with any of the above specified objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(6)   To lay out land for building purposes and to build on improve let on building lease advance money to persons building on or otherwise develop the same in such manner as may seem expedient to advance the Company's interests.

(7)   To apply for purchase or otherwise acquire any patents brevets d'invention licenses concessions and the like conferring an exclusive or non-exclusive or limited right to use or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit this Company and to use exercise develop grant licenses in respect of or otherwise turn to account the property rights and information so acquired.

(8)   To purchase or otherwise acquire and undertake all or any part of the business property and liabilities of any person or company carrying on any business which this Company is authorised to carry on or possessed of property suitable for the purposes of the Company.

(9)   To construct carry out maintain improve manage work control and superintend any hydraulic works gas works electric works factories warehouses and other works and conveniences which may seem directly or indirectly conducive to any of the Company's objects and to contribute to subsidize or otherwise or take part in such maintenance management working control and superintendence.

(10)   To enter into any arrangement with any governments or authorities supreme municipal local or otherwise and to obtain from any such

4

government or authority all rights concessions and privileges that may seem conducive to the Company's objects or any of them.

(11) To enter into partnership or into any arrangement for sharing profits union of interest joint adventure reciprocal concessions or co-operation with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company and to take or otherwise acquire and hold shares or stock in or securities of and to subsidize or otherwise assist any such company and to sell hold re-issue with or without guarantee or otherwise deal with such shares stock or securities.

(12) Generally to purchase take on lease or in exchange hire or otherwise acquire any real or personal property or any rights or privileges which the Company may think necessary or convenient with reference to any of these objects or capable of being profitably dealt with in connection with any of the Company's property or rights for the time being and in particular any copyrights or other interests in newspapers and other literary works and land buildings easements ships barges rolling stock and stock-in-trade.

(13) (A) To establish and maintain, or procure the establishment and maintenance of, any non-contributory or contributory pension or superannuation funds, profit-sharing share-incentive or other schemes for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances and emoluments to, any persons who are or were at any time in the employment or service of the Company, or any of its predecessors in business, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who may have been Directors or officers of the Company, or of

5

any such other company as aforesaid, and the wives, widows, families, relations and dependants of any such persons, and to establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of the Company or of any other company as aforesaid, or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.

(B)   To remunerate any person, firm or company rendering services to this Company, whether by cash payments or by the allotment to him or them of Shares of securities of the Company credited as paid up in full or in part, or otherwise.

(14)   To sell the undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares or debentures, debenture stock or other securities of any other company having objects altogether or in part similar to those of this Company.

(15)   To promote any company or companies for the purpose of its or their acquiring all or any of the property rights and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(16)   To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

(17)   To lend money to such persons and on such terms as may seem expedient and in particular to customers of and persons having dealings

6

with the Company and to give any guarantee or indemnity as may seem expedient.

(18) To obtain any professional order or Act of Parliament for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company.

(19) To raise or borrow or secure the payment of money in such manner and on such terms as may seem expedient and in particular by the issue of debentures or debenture stock whether perpetual or otherwise and charged or not charged upon the whole or any part of the property of the Company both present and future including its uncalled capital and to redeem purchase or pay off any such securities.

(20) To draw accept indorse discount execute and issue bills of exchange promissory notes debentures bills of lading warrants and other negotiable or transferable instruments or securities.

(21) To remunerate any parties for services rendered or to be rendered in placing or assisting to place any shares in the Company's capital or any debentures debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(22) To do all or any of the above things in any part of the world and either as principals agents trustees contractors or otherwise and either alone or in conjunction with others and either by or through agents sub-contractors trustees or otherwise.

(23) To sell improve manage develop exchange enfranchise lease mortgage dispose of turn to account or otherwise deal with all or any part of the property or rights of the Company.

7

(24) To do all such things as are incidental or conducive to the attainment of the above objects and so that the word "company" in this clause shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the United Kingdom or elsewhere and so that the objects specified in each of the first 3 paragraphs of this clause shall except when otherwise expressed in such paragraphs be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

5.   The liability of the members is limited.

6.   The Capital of the Company is £45,000,000^2 divided into 450,000,000 Ordinary Shares of 10p each to which shall be attached the respective rights and privileges defined by the Company's Articles of Association filed herewith.

---

*   Notes

1   The original Share Capital of the Company was £600,000 divided into 12 Management Shares of £1 each, 200,000 Preference Shares of £1 each and 399,988 Ordinary Shares of £1 each, since when the following increases have taken place -

TO   £ 670,000 on 21st August 1925

TO   £ 900,000 on 25th May 1927

TO   £1,600,000 on 17th November 1953

TO   £2,440,000 on 22nd March 1960

TO   £3,000,000 on 3rd December 1962

TO   £4,000,000 on 12th August 1964

TO   £5,000,000 on 14th April 1966

TO   £6,000,000 on 19th April 1971

TO   £7,666,000 on 23rd March 1987

TO   £8,816,000 on 23rd April 1992

TO   £9,505,000 on 29th October 1993

2   The Capital of the Company was by virtue of a Special Resolution of the Company and with the sanction of an Order of the High Court of Justice dated 3rd October 1994 reduced from £9,505,000 divided into 200,000 5 per cent (now 3 5 per cent plus tax credit) Cumulative Preference Stock Units of £1 each and 93,050,000 Ordinary Shares of 10p each to £9,305,000 divided into 93,050,000 Ordinary Shares of 10p each.

3   By an Ordinary Resolution dated 3rd August 1995 the Share Capital of the Company was increased from £9,305,000 divided into 93,050,000 Ordinary Shares of 10p each to £20,000,000 divided into 200,000,000 Ordinary Shares of 10p each

4   By an Ordinary Resolution dated 31st August 1999 the Share Capital of the Company was increased from £20,000,000 divided into 200,000,000 Ordinary Shares of 10p each to £45,000,000 divided into 450,000,000 Ordinary Shares of 10p each.

No. 82548

THE COMPANIES ACTS 1862 TO 1900

and

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TRINITY MIRROR PLC

(as adopted on 29th October 1993 pursuant to a
Special Resolution passed on 7th October 1993 and
amended by Special Resolutions passed on 18th February 1994,
23rd April 1997, 28th April 1999, 4th May 2000, 9th May 2001, 6th May 2004 and 5th

May 2005)

PRELIMINARY

1   **Table "A" not to apply**

1.1   No regulations for management of a company set out in any schedule to any
        statute concerning companies or contained in any regulations or instrument
        made pursuant to a statute shall apply to the Company, but the following shall be
        the Articles of Association of the Company.

2   **Interpretation**

2.1   In these Articles, unless the context otherwise requires, the following
        expressions have the following meanings:

        "Act" means subject to paragraph 2.3 of this Article, the Companies Act 1985
        and, where the context requires, every other statute from time to time in force
        concerning companies and affecting the Company

        "address" in relation to any electronic communication includes any number or
        address used for the purposes of such communication

9

"**these Articles**" means these Articles of Association as altered or varied from time to time (and "Article" means one of these Articles)

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"**Board**" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"**Chairman**" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"**clear days**" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"**communication**" has the meaning given to it in the Electronic Communications Act 2000

"**Company**" means Trinity Mirror plc

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses, which the Board has approved

"**Director**" means a director for the time being of the Company

"**dividend**" means a distribution or a bonus

"**electronic communication**" has the meaning given to it in the Electronic Communications Act 2000

"**execution**" means any mode of execution (and "executed" shall be construed accordingly)

"**holder**" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share

10

"**member**" means a member of the Company or, where the context requires, a member of the Board or of any committee

"**Office**" means the registered office for the time being of the Company

"**paid up**" means paid up or credited as paid up

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act

"**Register**" means the register of members of the Company to be kept pursuant to section 352 of the Act or, as the case may be, any overseas branch register kept pursuant to Article 114

"**Seal**" means the common seal of the Company or any official seal kept by the Company by virtue of section 40 of the Act

"**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of the Act) a joint, temporary, assistant or deputy secretary

"**share**" means a share of the Company

"**the London Stock Exchange**" means the London Stock Exchange plc or any principal stock exchange in the United Kingdom for the time being

"**United Kingdom**" means Great Britain and Northern Ireland

"**writing or written**" includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Articles, subject to such terms and conditions as the Board may determine, electronic communications

2.2   Unless the context otherwise requires:

(a)   words in the singular include the plural, and vice versa;

(b)   words importing the masculine gender include the feminine gender;

(c)   a reference to a person includes a body corporate and an unincorporated body of persons.

2.3   A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

11

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act.

2.5 All the provisions of these Articles applicable to paid up shares shall apply to stock, and the words "share" and "member" shall include "stock" and "stockholder" respectively.

2.6 Where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

2.7 The headings are inserted for convenience only and shall not affect the construction of these Articles.

3 **Registered Office**

3.1 The Office shall be at such place in England and Wales as the Board shall from time to time appoint.

SHARE CAPITAL

4 **Authorised share capital**

4.1 The authorised share capital of the Company at the date when these Articles were last amended is £45,000,000 divided into 450,000,000 Ordinary Shares of 10p each ("Ordinary Shares").

5 Deleted by Special Resolution passed 9th May 2001.

6 **Allotment**

6.1 Subject to the provisions of the Act and of Article 5.2 and to any relevant authority of the Company in general meeting required by the Act, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount.

7 **Redeemable shares**

7.1 Subject to the provisions of the Act and of Article 5.2 and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide.

8 Power to attach rights

8.1 Subject to the provisions of the Act and of Article 5.2 and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

9 Share warrants

9.1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in Article 9.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

10.1 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

11.1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

SHARE CERTIFICATES

12 Right to certificates

12.1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgment of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name. Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued either under the Seal (which may be affixed to it or printed on it) or in such other manner having the same effect as if issued under a seal as the Board may approve.

12.2 The Board may by resolution decide that, either generally or in any particular case or cases, any signatures on any certificate for shares or any other form of security at any time issued by the Company need not be autographic but may be applied to the certificate by some mechanical means or may be printed on it or that the certificate need not be signed by any person.

12.3 Nothing in these Articles shall prevent title to any shares of the Company from being evidenced and transferred without a written instrument in accordance with the Companies Act 1989. The Board shall have power to implement such procedures as they may think fit and as may accord with that Act and any regulations made thereunder for recording and transferring title to shares and for the regulation of those procedures and the persons responsible for or involved in their operation. References in these Articles to certificates for shares and instruments of transfer shall be construed accordingly.

12.4 If and so long as all the issued shares of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes then none of those shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

12.5 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

12.6 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

12.7 No certificate shall be issued representing shares of more than one class, or in respect of shares held by a recognised person.

13 Replacement certificates

13.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

13.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

13.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced or worn out), but without any further charge.

13.4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 13 may be made by any one of the joint holders.

LIEN ON SHARES

14 Lien on shares not fully paid

14.1 The Company shall have a first and paramount lien on any of its shares which are not fully paid, to the extent and in the circumstances permitted by section 150 of the Act. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

15 Enforcement of lien by sale

15.1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the

persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

16   Application of proceeds of sale

16.1   The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company, or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold.

CALLS ON SHARES

17   Calls

17.1   Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares or any class of shares held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made, the amount of such payment and whether or not it is to be made by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

18   Interest on calls

18.1   If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of

such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding 15 per cent. per annum, as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

19 Rights of member when call unpaid

19.1 No member shall be entitled to receive any dividend or other payment or to be present and vote at any general meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member unless and until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

20 Sums due on allotment treated as calls

20.1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made. If it is not paid on the due date, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

21 Power to differentiate

21.1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

22 Payment in advance of calls

22.1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

23 Delegation of power to make calls

23.1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such

17

uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

24 Indemnity against claims in respect of shares

24.1 Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any member or in respect of any dividends or other monies due or payable or accruing due or which may become due or payable to such member by the Company or in respect of any such shares or for or on account or in respect of any member in consequence of:

(a) the death of such member;

(b) the non-payment of any income tax or other tax by such member in respect of any shares in the Company or dividend or other payment in respect of such shares; or

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate;

the Company in every such case:

(i) shall be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

(ii) may recover as a debt due from such member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 15 per cent. per annum thereon from the date of payment to the date of repayment.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator, and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

18

FORFEITURE OF SHARES

25 **Notice if call not paid**

25.1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time during which such amount remains unpaid serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

26 **Forfeiture for non-compliance**

26.1 If the notice referred to in Article 25 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

27 **Notice after forfeiture**

27.1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

28 **Forfeiture may be annulled**

28.1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

29 **Surrender**

29.1 The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

30 **Disposal of forfeited shares**

30.1 Every share which shall be forfeited shall thereupon become the property of the Company. Subject to the provisions of the Act, any such share may be sold,

re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

31 Effect of forfeiture

31.1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

32 Extinction of claims

32.1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members.

33 Evidence of forfeiture

33.1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the

20

share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

34 Form of transfer

34.1 Each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

35 Right to refuse registration

35.1 The Board may, in its absolute discretion and without giving any reason, refuse to register any share transfer unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of a share on which the Company has no lien;

(c) it is in respect of only one class of shares;

(d) it is in favour of a single transferee or not more than four joint transferees;

(e) it is duly stamped (if so required); and

(f) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place in an open and proper basis.

36 Notice of refusal

36.1 If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person

21

depositing it. All instruments of transfer which are registered may be retained by the Company.

37   Closing of Register

37.1   The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine. Notice of closure of the Register shall be given in accordance with the requirements of the Act.

38   Fees on registration

38.1   No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

39   Other powers in relation to transfers

39.1   Nothing in these Articles shall preclude the Board:

(a)   from recognising a renunciation of the allotment of any share by the allottee in favour of some other person; or

(b)   if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 15.

TRANSMISSION OF SHARES

40   On death

40.1   If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

41   Election of person entitled by transmission

41.1   Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to

22

the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register.

42   Rights on transmission

42.1   Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

43   Destruction of documents

43.1   The Company may destroy:

(a)   any instrument of transfer, after six years from the date on which it is registered;

(b)   any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c)   any share certificate, after one year from the date on which it is cancelled; and

(d)   any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

Provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or other similar means for the period applicable to the original document under the preceding provisions of this Article 43.1.

43.2   It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a)   this Article 43 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b)   nothing in this Article 43 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 43 which would not attach to the Company in the absence of this Article 43; and

(c)   references in this Article 43 to the destruction of any document include references to the disposal of it in any manner.

STOCK

44   Stock

44.1   The Company in general meeting may from time to time by ordinary resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. When any shares have been converted into stock the several holders of such stock may thenceforth transfer their respective interests therein or any part of such interests in the same manner and subject to the same regulations as and subject to which fully paid-up shares in the Company's capital may be transferred or as near thereto as circumstances will admit but the Directors may from time to time fix the minimum account of stock transferable but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. Unless and until otherwise fixed by the Board the minimum amount of stock transferable shall be £1 or the nominal amount of the shares from which the stock arose whichever shall be the less. No stock shall be transferable without the consent of the Board otherwise than in multiples of the minimum amount thereof for the time being transferable.

44.2   The stock shall confer on the holders thereof respectively the same privileges and advantages as regards participation in profits and voting at meetings of the Company and for other purposes as would have been conferred by shares of equal amount in the capital of the Company of the same class as the shares from which such stock was converted, but so that none of such privileges or advantages, except the participation in profits of the Company or in the assets of the Company on a winding-up, shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred such privileges or advantages. No such conversion shall affect or prejudice any preference or other special privilege attached to the shares so converted.

ALTERATION OF SHARE CAPITAL

45 **Increase, consolidation, cancellation and sub-division**

45.1 The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount and having such rights and being subject to such restrictions as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the Act, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares.

46 **Fractions**

46.1 Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the Act, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the

minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share.

46.2 For the purposes of any sale of consolidated shares pursuant to Article 46.1, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

47 Reduction of capital

47.1 Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any manner.

48 Purchase of own shares

48.1 Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever, provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders to convert into equity share capital of the Company (other than those which are only convertible into shares which as respects dividend and capital carry a right to participate only up to a specified amount in a distribution), then no such purchase shall take place unless it has been sanctioned by an extraordinary resolution passed at a separate general meeting (or meetings if there is more than one class) of the holders of such class of convertible shares or the trust deed or other instrument constituting, or the terms of issue of, the convertible shares provide for the Company purchasing its own equity securities.

VARIATION OF CLASS RIGHTS

49 Sanction to variation

49.1 If at any time the share capital of the Company is divided into shares of different classes, all or any of the rights and privileges for the time being attached to any share or class of shares in the Company by these Articles or the terms of issue (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares

26

of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

49.2   The foregoing provisions of this Article shall apply also to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the separate rights of which are to be varied.

49.3   Deleted by Special Resolution passed 9th May 2001.

50   Class meetings

50.1   All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares (including any such meeting convened for the purpose of Article 5.2 or Article 115.1). The quorum at every such meeting shall be persons holding or representing by proxy three-fourths of the nominal amount paid up on the issued shares of the class in question (excluding any shares of that class held as treasury shares). Each such holder shall on a poll be entitled to one vote for every share of the class held by him.

GENERAL MEETINGS

51   Annual general meetings

51.1   Subject to the provisions of the Act, annual general meetings shall be held at such time and place as the Board may determine.

52   Extraordinary general meetings

52.1   All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

53   Convening of extraordinary general meeting

53.1   The Board may convene an extraordinary general meeting whenever it thinks fit. An extraordinary general meeting shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 368 of the Act. At any meeting convened on such requisition or by such requisitionists no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director, or any member of the Company, may call a general meeting.

54   Notice of general meetings

54.1   An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days'

notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

54.2   Subject to the provisions of the Act, and notwithstanding that it is convened by shorter notice than that specified in this Article 54, a general meeting shall be deemed to have been duly convened if it is so agreed:

(a)   in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b)   in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

54.3   The notice shall specify:

(a)   whether the meeting is an annual general meeting or an extraordinary general meeting;

(b)   the place, the day and the time of the meeting;

(c)   in the case of special business, the general nature of that business;

(d)   if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e)   with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

54.4   The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors.

55   Omission to send notice

55.1   The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

56   Special business

56.1   All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a)   the declaration of dividends;

(b)   the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors;

(c)   the election or re-election of Directors;

(d)   the fixing of the Directors' fees pursuant to Article 101;

(e)   the re-appointment of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed.

PROCEEDINGS AT GENERAL MEETINGS

57   Quorum

57.1   No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Three persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

58   If quorum not present

58.1   If within 30 minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, two persons entitled to vote on the business to be transacted, each being a member or a duly authorised representative of a corporation which is a member, personally present shall be a quorum. If at any such adjourned meeting two such persons are not personally present within 15 minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

59   Chairman

59.1   The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within 15 minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting. If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

60 Director may attend and speak

60.1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company.

61 Power to adjourn

61.1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting, to give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

62 Notice of adjourned meeting

62.1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 28 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

63 Business of adjourned meeting

63.1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

64 Accommodation of members and security arrangements at meeting

64.1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

30

(a)   direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside ("the Principal Place"); and

(b)   make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

64.2   The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or otherwise comply with such security arrangements or restrictions.

VOTING

65   Method of voting

65.1   At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded by:

(a)   the Chairman of the meeting; or

(b)   by at least five members present in person or by proxy and entitled to vote at the meeting; or

(c)   a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)   a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

31

66 Chairman's declaration conclusive on show of hands

66.1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

67 Objection to error in voting

67.1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

68 Amendment to resolutions

68.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution. In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted on.

69 Procedure on a poll

69.1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of

hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

69.3   The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

69.4   On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

70   Votes of members

70.1   Subject to the provisions of the Act and the provisions of these Articles, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder.

70.2   If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

70.3   Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

71   Casting vote

71.1   In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have.

33

72 Restriction on voting rights for unpaid calls etc.

72.1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by him or to exercise any right as a member unless all calls or other sums presently payable by him in respect of that share in the Company have been paid to the Company.

73 Voting by proxy

73.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

74 Form of proxy

74.1 An appointment of a proxy shall:

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such other form as the Board may approve and: (i) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney duly authorised in that behalf and shall provide for two way voting on all resolutions intended to be proposed at that meeting (other than resolutions relating to the procedure of the meeting) or (ii) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit, but shall not confer any further right to speak at the meeting, except with the permission of the Chairman (or as otherwise determined by the Board where the relevant shares are held by a Depositary);

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75 Deposit or receipt of proxy

75.1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a) in the case of an instrument in writing (including, whether or not the appointment of proxy is contained in an electronic communication, any such power of attorney or other authority), be deposited at the Office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

76 More than one proxy may be appointed

76.1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

77 Board shall supply proxy cards

77.1 The Board shall at the expense of the Company send or make available, by post, electronic communication or otherwise, appointments of proxy (reply-paid or otherwise) to all members entitled to be sent a notice of the meeting and to vote thereat by proxy for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 55, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

78 Revocation of proxy

78.1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used.

79 Corporate representative

79.1 A corporation (whether or not a company within the meaning of the Act) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is a Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such

meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him before permitting him to exercise his powers.

80   **Failure to disclose interests in shares**

80.1   If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 212 of the Act and has failed in relation to any shares ("the default shares") to give the Company the information thereby required within the prescribed period from the date of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a)   the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b)   where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares):

(i)   any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 146, to receive shares instead of that dividend;

(ii)   no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A)   the member is not himself in default as regards supplying the information required; and

(B)   the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

(iii)   any new shares in the Company issued in respect of default shares (whether on a capitalisation, a rights issue or otherwise) shall be subject to the same sanctions as apply to the default shares provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled) and provided further that the other provisions of this

Article 80.1 shall apply to the exclusion of this sub-paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

80.2   Where the sanctions under Article 80.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 80.1(b) shall become payable):

(a)   if the shares are transferred by means of an excepted transfer; or

(b)   at the end of the period of one week (or such shorter period as the Board may determine) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete; or

(c)   if the Board determines by resolution that the sanctions shall no longer apply.

80.3   Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80.1.

80.4   Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 80 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

80.5   Where the member on which a notice under section 212 of the Act is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

80.6   For the purposes of this Article 80:

(a)   a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

38

(b)   "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c)   reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

   (i)   to his having failed or refused to give all or any part of it; and

   (ii)   to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d)   the "prescribed period" means:

   (i)   in a case where the default shares represent at least 0.25 per cent. of their class, 14 days; and

   (ii)   in any other case, 28 days;

(e)   an "excepted transfer" means, in relation to any shares held by a member:

   (i)   a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428 of the Act); or

   (ii)   a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

   (iii)   a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

80.7   Nothing contained in this Article 80 shall be taken to limit the powers of the Company under section 216 of the Act.

UNTRACED MEMBERS

81   Power of sale

81.1   The Company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a)   during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on

different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of 12 years the Company has paid at least three cash dividends (whether interim or final) in respect of the shares in question and no such dividend has been claimed by the person entitled to it;

(b)   on expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national daily newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share;

(c)   the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d)   during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e)   the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

81.2   To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

81.3   If during the period of 12 years referred to in Article 81.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 81.1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

82   Application of proceeds of sale

82.1   The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

83   Number of Directors

83.1   Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors (other than any alternate Directors) shall be not more than twenty or less than four.

84   Power of Company to appoint Directors

84.1   Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

85   Power of Board to appoint Directors

85.1   Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment.

86   Appointment of executive Directors

86.1   Subject to the provisions of the Act, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Managing Director) for such term (subject to the provisions of the Act) and subject to such other conditions as the Board thinks fit in accordance with Article 108. The Board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company.

87 Eligibility of new Directors

87.1 No person, other than a Director retiring (in accordance with Articles 90 and 91 or otherwise), shall be appointed or re-appointed a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than 35 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-appointed, is lodged at the Office.

88 Share qualification

88.1 A Director shall not be required to hold any shares of the Company.

89 Resolution for appointment

89.1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

90 Re-election at intervals of no more than three years

90.1 A Director will retire from office at the third annual general meeting following his appointment or following his last re-appointment by shareholders at an annual general meeting.

91 Position of retiring Director

91.1 A Director who retires at an annual general meeting (whether in accordance with Article 90 or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

92 Deemed re-appointment

92.1 At any general meeting at which a Director retires in accordance with Article 90, the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost or such Director has attained any retiring age applicable to him as Director pursuant to the Act.

93   Removal by ordinary resolution

93.1   The Company may by ordinary resolution remove any Director before the expiration of his period of office in accordance with the Act, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place.

94   Vacation of office by Director

94.1   Without prejudice to the provisions for retirement (whether in accordance with Article 90 or otherwise) contained in these Articles, the office of a Director shall be vacated if:

(a)   he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting;

(b)   he ceases to be a Director by virtue of any provision of the Act, is removed from office pursuant to these Articles or becomes prohibited by law from being a Director;

(c)   he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d)   an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated;

(e)   both he and his alternate Director appointed pursuant to the provisions of these Articles (if any) are absent, without the permission of the Board, from Board meetings for six consecutive months and the Board resolves that his office be vacated; or

(f)   he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company).

95 Resolution as to vacancy conclusive

95.1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 94 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

96 Appointments

96.1 Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Board, appoint any other Director or any person approved for that purpose by the Board and willing to act, to be his alternate and may at any time by similar notice terminate that appointment.

96.2 No appointment of an alternate Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.

96.3 An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum number of Directors allowed by these Articles.

97 Participation in Board meetings

97.1 Every alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A Director acting as alternate Director shall have a separate vote at Board meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.

98 Alternate Director responsible for own acts

98.1 Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

99 Interests of alternate Director

99.1 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct.

Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

100   Revocation of appointment

100.1   An alternate Director shall cease to be an alternate Director:

(a)   if his appointor revokes his appointment; or

(b)   if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c)   if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

101   Directors' fees

101.1   The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £500,000 per annum or such other sum as the Company in general meeting shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

102   Expenses

102.1   Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

103   Additional remuneration

103.1   If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable

additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

104   Remuneration of executive Directors

104.1   The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

105   Pensions and other benefits

105.1   The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director of the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Act, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

POWERS AND DUTIES OF THE BOARD

106   Powers of the Board

106.1   Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in

these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

106.2   Deleted by Special Resolution passed 9th May 2001.

107   Powers of Directors being less than minimum number

107.1   If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

108   Powers of executive Directors

108.1   The Board may from time to time:

(a)   delegate or entrust to and confer on any Director holding executive office (including a Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b)   revoke, withdraw, alter or vary all or any of such powers.

109   Delegation to committees

109.1   The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a)   a majority of the members of a committee shall be Directors ; and

(b)   no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

109.2   The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

110 Local management

110.1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

111 Power of attorney

111.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

112 Exercise of voting power

112.1 Subject to Article 106.2 the Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

113 Provision for employees

113.1 The Board may exercise any power conferred on the Company by the Act to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

114 Overseas registers

114.1 Subject to the provisions of the Act, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

115 Borrowing powers

115.1 Subject as provided in this Article 115, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the provisions of the Act, to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

115.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiaries so as to procure (as regards its subsidiaries in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the Adjusted Capital and Reserves.

115.3 For the purposes only of this Article 115:

(a) "the Adjusted Capital and Reserves" means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company; and

(ii) the amount standing to the credit of the consolidated reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital, the share premium account or the capital redemption reserve since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been

49

underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B)   any variation since the date of the relevant balance sheet of the companies comprising the Group or in the interests of the Company in its subsidiaries since the date of the balance sheet;

(iv)   excluding (so far as not already excluded):

(A)   amounts attributable to the proportion of the issued equity share capital of any subsidiary which is not attributable, directly or indirectly, to the Company;

(B)   any sum set aside for taxation (other than deferred taxation);

(v)   deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b)   "cash deposited" means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company;

(c)   "Group" means the Company and its subsidiary undertakings from time to time;

(d)   "Group company" means any company in the Group;

(e)   "moneys borrowed" include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i)   the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment

50

or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the principal amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

(iv) the principal amount of any preference share capital of any subsidiary owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the

51

price receivable under the contract which is so guaranteed or insured;

(ix)   an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x)   an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi)   notwithstanding sub-paragraph (i) to (vi) above, the proportion of moneys borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company;

and in sub-paragraphs (vii) to (x) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f)   "relevant balance sheet" means the latest published audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the latest published audited balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means the respective latest published audited balance sheets and profit and loss accounts of the companies comprising the Group.

(g)   "subsidiary undertaking" means a subsidiary undertaking (within the meaning of the Act) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 of the Act); and "Group" and "Group company" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "equity share capital" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) of the Act.

115.4   When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 115 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a)   at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b)   if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c)   where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

115.5   A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 115 or to the effect that the limit imposed by this Article 115 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact. Nevertheless, the Board may at any time act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves; and if in consequence the limit on borrowings set out in this Article is inadvertently exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of 60 days after the date on which (by reason of a determination of the Auditors or otherwise) the Board became aware that such a situation has or may have arisen.

115.6   No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 115 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

116   Board meetings

116.1   Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

117 Notice of Board meetings

117.1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the United Kingdom notified to the Company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

118 Quorum

118.1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons, each being a Director or an alternate Director. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

119 Chairman of Board

119.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

120 Voting

120.1 Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

121 Participation by telephone

121.1 Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting

shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.

122   Resolution in writing

122.1   A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time being entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution:

(a)   may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission;

(b)   need not be signed by an alternate Director if it is signed by the Director who appointed him; and

(c)   if signed by an alternate Director, need not also be signed by his appointor.

For such a resolution to be effective it shall not be necessary for it to be signed by a Director who is prohibited by these Articles from voting thereon, or by his alternate.

123   Proceedings of committees

123.1   All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform to any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

124   Minutes of proceedings

124.1   The Board shall cause minutes to be made in books kept for the purpose of recording:

(a)   all appointments of officers and committees made by the Board and of any such officer's salary or remuneration; and

(b)   the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings.

124.2   Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding

meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

125   Validity of proceedings

125.1   All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment or continuance in office of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had duly continued to be a Director, alternate Director or member and had been entitled to vote.

DIRECTORS' INTERESTS

126   Director may have interests

126.1   Subject to the provisions of the Act and provided that Article 127 is complied with, a Director, notwithstanding his office:

(a)   may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b)   may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company (otherwise than as Auditor), and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article as if he were not a Director of the Company;

(c)   may be a director or other officer, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d)   shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal;

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

56

127   Disclosure of interests to Board

127.1   A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

128   Interests

128.1   For the purposes of Article 127:

   (a)   a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal; and

   (b)   an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

129   Interested Director not to vote or count for quorum

129.1   Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 of the Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters:

   (a)   the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

   (b)   the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

   (c)   any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

57

(d)   any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 346 of the Act) does not to his knowledge have an interest (as that term is used in Part VI of the Act) in one per cent or more of the issued equity share capital of any class of such body corporate (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of such body corporate;

(e)   any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f)   any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

130   Director's interest in own appointment

130.1   A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

131   Chairman's ruling conclusive on Director's interest

131.1   If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive.

132   Directors' resolution conclusive on Chairman's interest

132.1   If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by

58

resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive.

133   Definitions

133.1   For the purposes of Articles 126 to 133:

(a)   an interest of a person who is for the purposes of the Act connected (which word shall have the meaning given to it by section 346 of the Act) with a Director shall be treated as an interest of the Director; and

(b)   in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director in addition to any interest which the alternate Director otherwise has.

THE SEAL

134   Application of Seal

134.1   The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it. Unless otherwise so determined:

(a)   share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b)   every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors.

134.2   Every certificate or share warrant shall be issued under the Seal or in such other manner as the Board, having regard to the terms of issue, the Act and the regulations of the London Stock Exchange, may authorise; all references in these Articles to the Seal shall be construed accordingly.

135   Deed without sealing

135.1   A document signed by a Director and by the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company as a deed shall have the same effect as if it were executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of a resolution of the Board or of a committee of the Board authorised in that behalf. An instrument or document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of it having been executed by the Company.

136   Official seal for use abroad

136.1   Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

THE SECRETARY

137   The Secretary

137.1   Subject to the provisions of the Act, the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any person so appointed by the Board may be removed by it.

137.2   Any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND OTHER PAYMENTS

138   Declaration of dividends

138.1   Subject to the provisions of the Act and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

138.2   Deleted by Special Resolution passed 9th May 2001.

139   Interim dividends

139.1   Subject to the provisions of the Act and these Articles, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. The Board may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

140   Entitlement to dividends

140.1   Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

141   Calls or debts may be deducted from dividends

141.1   The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due and presently payable from him to the Company on account of calls or otherwise in relation to the shares of the Company.

142   Distribution in specie

142.1   The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a)   issue fractional certificates (or ignore fractions);

(b)   fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members entitled to receive a dividend; and

(c)   vest any such assets in trustees on trust for the persons entitled to the dividend.

143   Dividends not to bear interest

143.1   Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company (including any dividend or other monies withheld pursuant to Article 80.1(b)(i)) or in respect of a share shall bear interest as against the Company.

144   Method of payment

144.1   The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order and may send the same by post or other delivery service to the registered address (or in the case of a Depositary, subject to the approval of the Board, such

persons and addresses) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing. Every cheque, warrant or order shall be made payable to the order of the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant or order shall be a good discharge to the Company. If any such cheque, warrant or order has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit. Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share. Any such dividend, interest or other sum may also be paid by any other method as the Board considers appropriate.

144.2   The Board may, at its discretion, make provisions to enable such Depositary and/or member as the Board shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such market rate selected by the Board as it shall consider appropriate ruling at the close of business in London on the date which is the business day last preceding:

(a)   in the case of a dividend to be declared by the Company in general meeting, the date on which the Board publicly announces its intention to recommend that specific dividend; and

(b)   in the case of any other dividend, the date on which the Board publicly announces its intention to pay that specific dividend,

Provided that where the Board considers the circumstances to be appropriate it shall determine such foreign currency equivalent by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Board may select.

145   Unclaimed dividends

145.1   All dividends unclaimed for a period of 12 years after having become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

146 Payment of scrip dividends

146.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such conditions as the Board may determine, offer to any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period, but such period may not end later than five years from the date of the meeting at which such resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable (but shall never be less than the par value of the new Ordinary Shares). A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted;

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof;

(g)   the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 148 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 148 without need of such ordinary resolution;

(h)   the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i)   the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time.

147   Reserves

147.1   The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any other purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

148 Capitalisation of reserves

148.1 The Board may, with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve or any profits arising from appreciation in capital assets (whether realised by sale or ascertained by valuation);

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or

otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

149 Record dates

149.1 Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue. Such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

ACCOUNTS

150 Accounting records

150.1 The Board shall cause accounting records and such other books and registers as are necessary to be kept to comply with the Act to be kept in accordance with the Act.

151 Inspection of records

151.1 No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

152 Accounts to be sent to members

152.1 Except as provided in Article 153, a printed copy of the Directors' and Auditors' reports accompanied by printed copies of the annual accounts shall, not less than

21 clear days before the annual general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

153   Summary financial statements

153.1   The Company may, in accordance with section 251 of the Act and any regulations made under it, send a summary financial statement to any member instead of or in addition to the documents referred to in Article 152. Where it does so, the statement shall be delivered or sent by post to the member not less than 21 clear days before the annual general meeting before which those documents are to be laid.

NOTICES

154   Form of Notices

154.1   Notwithstanding anything to the contrary in these Articles, any notice or document to be given, sent, issued, deposited, served or delivered (or the equivalent) to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing and, if the Board in its absolute discretion considers appropriate for any purpose or purposes under these Articles, any such notice or document shall be deemed given, sent, issued, deposited, served or delivered (or the equivalent) where it is sent using electronic communications to an address for the time being notified for that purpose to the person giving the notice, but subject always to the provisions of Article 157. In the case of notices or other documents sent by means of electronic communication the Board may make this subject to such terms and conditions as they shall in their absolute discretion consider appropriate.

154.2   For the purposes of Article 154.1 notices or documents shall be treated as being sent using electronic communications by the Company to a person where (i) the Company and that person have agreed to his having access to the notice or document on a web site (instead of their being sent to him) (ii) the notice or document (as the case may be) is a notice or document to which that agreement applies and (iii) a notice is sent to the person, in a manner for the time being agreed for that purpose between him and the Company, of (a) the publication of that notice or document on the web site (b) the address of the web site and (c) the place on that web site where the notice or document may be accessed, and how it

may be accessed, and in any such case the notification referred to above shall be treated as the relevant notice for the purposes of these Articles.

155 Service of notice on members

155.1 The Company may give any notice or document (including a share certificate) to a member, either personally or by sending it by post or other delivery service in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or, in the circumstances referred to in Article 154, by sending it using electronic communications to an address for the time being notified to the Company by the member. In the case of a member registered on an overseas branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

155.2 In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders.

155.3 Where a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him, or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications, he shall be entitled to have notices or documents given or sent to him at that address; but otherwise no such member shall be entitled to receive any notice or document from the Company. If on at least two consecutive occasions the Company has attempted to send notices or documents using electronic communications to an address for the time being notified to the Company by a member for that purpose but the Company is aware that there has been a failure of delivery of such notice or document in the manner described in Article 157.3, then the Company shall thereafter send notices or documents through the post to such member at his registered address or his address for the service of notices by post, in which case the provisions of this Article shall apply.

155.4 If on three consecutive occasions notices or other documents have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of notices or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications.

156 Notice in case of death, bankruptcy or mental disorder

156.1 The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of

68

the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent using electronic communications supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

157   Evidence of service

157.1   Any member present, in person or by proxy, at any meeting of the Company or of the holders of any class of shares of the Company shall be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

157.2   Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). In proving such service or delivery it shall be conclusive to prove that the envelope containing the notice or document was properly addressed and put into the post as a prepaid letter. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.

157.3   Any notice or other document addressed to a member shall, if sent using electronic communications, be deemed to have been served or delivered at the expiration of 24 hours after the time it was sent. In proving such service or delivery it shall be conclusive to prove that the address used for the electronic communication was the address supplied for that purpose and the electronic communication was properly dispatched, unless the Company is aware that there has been a failure of delivery of such notice or document following at least 2 attempts in which case such notice or document shall be sent to the member at his registered address or address for service in the United Kingdom provided that the date of deemed service or delivery shall be 24 hours from the dispatch of the original electronic communication in accordance with this Article.

158   Notice binding on transferees

158.1   Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under section 212 of the Act) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

159   Notice by advertisement

159.1   Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by

advertisement in at least one leading daily newspaper published in the United Kingdom and in one Liverpool daily newspaper and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

160   Suspension of postal services

160.1   If at any time by reason of the threat of or of the suspension, interruption or curtailment of postal services within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least two leading daily newspapers (at least one of which shall be published in London) and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING UP

161   Division of assets

161.1   If the Company is wound up the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the whole of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

INDEMNITY

162   Right to indemnity

162.1   Subject to the provisions of the Act, but without prejudice to any indemnity to which he may be otherwise entitled, every Director, alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities

incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred defending any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part or in connection with any application in which relief is granted to him by any court of competent jurisdiction from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

163   Power to insure

163.1   Subject to the provisions of the Act, the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or other officer or employee of the Company or of any other company which is a subsidiary or subsidiary undertaking of the Company or in which the Company has an interest whether direct or indirect or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such other company or subsidiary undertaking is or has been interested indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a Director, officer, employee or trustee.

AUTHENTICATION OF DOCUMENTS

164   Authentication of documents

164.1   Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer of the Company having the custody thereof shall be deemed to be a person appointed by the Board as aforesaid.

164.2   A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting of the Company or of the Board or of any committee of the Board which is certified as such in accordance with Article 164.1 shall be conclusive evidence in favour of all persons dealing with the Company on the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

INDEX

**THE COMPANIES ACT 1985
AND
THE COMPANIES ACT 1989
SPECIAL RESOLUTIONS
OF**

Trinity Mirror plc

A12
COMPANIES HOUSE
AS91U13B
0837
30/05/01

At the Annual General Meeting of the Company convened on 9th May 2001, the following resolutions were duly passed as Special Resolutions:

1. "That the Directors of the Company be and they are hereby empowered, pursuant to section 95(1) of the Companies Act 1985 (the "Act"), to allot equity securities for cash (within the meaning of section 94(2) of the Act) pursuant to the authority under section 80 of the Act conferred upon the Directors by resolution 12 as if section 89(1) of the Act did not apply to any such allotment, save that this power shall be in substitution for all existing powers conferred on the Directors pursuant to the said section 95(1), and provided that this power shall be limited:

   (a) to the allotment of equity securities in connection with a rights issue or other issue in favour of holders of ordinary shares in the Company where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but, subject to such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or any other matter whatsoever); and

   (b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal value of £1,451,703,

   and shall unless renewed, varied or revoked by the Company in general meeting expire at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 8th August 2002), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry"

2. "That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company on such terms and in such manner as the Directors may from time to time determine and in substitution for all existing powers conferred on the Directors provided that:

   (a) the maximum number of shares hereby authorised to be purchased is 29,034,069;

   (b) the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased (excluding expenses);

(c) the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses; and

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or if earlier, on 8th August 2002) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract"

3. "That the regulations contained in the printed document produced to the Meeting and signed for the purpose of identification by the Chairman thereof be approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association"

....
Company Secretary

No. 82548

THE COMPANIES ACTS 1862 TO 1900

and

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TRINITY MIRROR PLC

(as adopted on 29th October 1993 pursuant to a
Special Resolution passed on 7th October 1993 and
amended by Special Resolutions passed on 18th February 1994,
23rd April 1997, 28th April 1999, 4th May 2000 and 9th May 2001)

PRELIMINARY

1 _**Table "A" not to apply**_

1.1 No regulations for management of a company set out in any schedule to any statute concerning companies or contained in any regulations or instrument made pursuant to a statute shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 _**Interpretation**_

2.1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

"**Act**" means subject to paragraph 2.3 of this Article, the Companies Act 1985 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company

"**address**" in relation to any electronic communication includes any number or address used for the purposes of such communication

"these Articles" means these Articles of Association as altered or varied from time to time (and "Article" means one of these Articles)

"Auditors" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"Board" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"Chairman" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"clear days" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"communication" has the meaning given to it in the Electronic Communications Act 2000

"Company" means Trinity Mirror plc

"Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses, which the Board has approved

"Director" means a director for the time being of the Company

"dividend" means a distribution or a bonus

"electronic communication" has the meaning given to it in the Electronic Communications Act 2000

"execution" means any mode of execution (and "executed" shall be construed accordingly)

"holder" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share

"member" means a member of the Company or, where the context requires, a member of the Board or of any committee

"Office" means the registered office for the time being of the Company

"paid up" means paid up or credited as paid up

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act

"Register" means the register of members of the Company to be kept pursuant to section 352 of the Act or, as the case may be, any overseas branch register kept pursuant to Article 114

"Seal" means the common seal of the Company or any official seal kept by the Company by virtue of section 40 of the Act

"Secretary" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of the Act) a joint, temporary, assistant or deputy secretary

"share" means a share of the Company

"the London Stock Exchange" means the London Stock Exchange plc or any principal stock exchange in the United Kingdom for the time being

"United Kingdom" means Great Britain and Northern Ireland

"writing or written" includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Articles, subject to such terms and conditions as the Board may determine, electronic communications

2.2   Unless the context otherwise requires:

(a)   words in the singular include the plural, and vice versa;

(b)   words importing the masculine gender include the feminine gender;

(c)   a reference to a person includes a body corporate and an unincorporated body of persons.

2.3   A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4   Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act.

2.5   All the provisions of these Articles applicable to paid up shares shall apply to stock, and the words "share" and "member" shall include "stock" and "stockholder" respectively.

2.6   Where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

2.7   The headings are inserted for convenience only and shall not affect the construction of these Articles.

3   **Registered Office**

3.1   The Office shall be at such place in England and Wales as the Board shall from time to time appoint.

SHARE CAPITAL

4   **Authorised share capital**

4.1   The authorised share capital of the Company at the date when these Articles were last amended is £45,000,000 divided into 450,000,000 Ordinary Shares of 10p each ("Ordinary Shares").

5   Deleted by Special Resolution passed 9th May 2001.

6   **Allotment**

6.1   Subject to the provisions of the Act and of Article 5.2 and to any relevant authority of the Company in general meeting required by the Act, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount.

7   **Redeemable shares**

7.1   Subject to the provisions of the Act and of Article 5.2 and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide.

8 Power to attach rights

8.1 Subject to the provisions of the Act and of Article 5.2 and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

9 Share warrants

9.1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in Article 9.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

   (a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

   (b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

   (c) dividends will be paid; and

   (d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

   Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

10.1 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

11.1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

SHARE CERTIFICATES

12 Right to certificates

12.1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgment of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name. Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued either under the Seal (which may be affixed to it or printed on it) or in such other manner having the same effect as if issued under a seal as the Board may approve.

12.2 The Board may by resolution decide that, either generally or in any particular case or cases, any signatures on any certificate for shares or any other form of security at any time issued by the Company need not be autographic but may be applied to the certificate by some mechanical means or may be printed on it or that the certificate need not be signed by any person.

12.3 Nothing in these Articles shall prevent title to any shares of the Company from being evidenced and transferred without a written instrument in accordance with the Companies Act 1989. The Board shall have power to implement such procedures as they may think fit and as may accord with that Act and any regulations made thereunder for recording and transferring title to shares and for the regulation of those procedures and the persons responsible for or involved in their operation. References in these Articles to certificates for shares and instruments of transfer shall be construed accordingly.

12.4 If and so long as all the issued shares of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes then none of those shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

12.5 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

12.6   Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

12.7   No certificate shall be issued representing shares of more than one class, or in respect of shares held by a recognised person.

13   Replacement certificates

13.1   Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

13.2   If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

13.3   Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced or worn out), but without any further charge.

13.4   In the case of shares held jointly by several persons, any such request as is mentioned in this Article 13 may be made by any one of the joint holders.

LIEN ON SHARES

14   Lien on shares not fully paid

14.1   The Company shall have a first and paramount lien on any of its shares which are not fully paid, to the extent and in the circumstances permitted by section 150 of the Act. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

15   Enforcement of lien by sale

15.1   The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the

persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

16   Application of proceeds of sale

16.1   The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company, or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold.

CALLS ON SHARES

17   Calls

17.1   Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares or any class of shares held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made, the amount of such payment and whether or not it is to be made by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

18   Interest on calls

18.1   If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of

such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding 15 per cent. per annum, as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

19   Rights of member when call unpaid

19.1   No member shall be entitled to receive any dividend or other payment or to be present and vote at any general meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member unless and until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

20   Sums due on allotment treated as calls

20.1   Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made. If it is not paid on the due date, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

21   Power to differentiate

21.1   The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

22   Payment in advance of calls

22.1   The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

23   Delegation of power to make calls

23.1   If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such

uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

24   Indemnity against claims in respect of shares

24.1   Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any member or in respect of any dividends or other monies due or payable or accruing due or which may become due or payable to such member by the Company or in respect of any such shares or for or on account or in respect of any member in consequence of:

(a)   the death of such member;

(b)   the non-payment of any income tax or other tax by such member in respect of any shares in the Company or dividend or other payment in respect of such shares; or

(c)   the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate;

the Company in every such case:

(i)   shall be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

(ii)   may recover as a debt due from such member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 15 per cent. per annum thereon from the date of payment to the date of repayment.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator, and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

FORFEITURE OF SHARES

25   Notice if call not paid

25.1   If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time during which such amount remains unpaid serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

26   Forfeiture for non-compliance

26.1   If the notice referred to in Article 25 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

27   Notice after forfeiture

27.1   When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

28   Forfeiture may be annulled

28.1   The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

29   Surrender

29.1   The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

30   Disposal of forfeited shares

30.1   Every share which shall be forfeited shall thereupon become the property of the Company. Subject to the provisions of the Act, any such share may be sold,

re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

31 Effect of forfeiture

31.1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

32 Extinction of claims

32.1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members.

33 Evidence of forfeiture

33.1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the

share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

34   Form of transfer

34.1   Each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

35   Right to refuse registration

35.1   The Board may, in its absolute discretion and without giving any reason, refuse to register any share transfer unless:

(a)   it is in respect of a share which is fully paid up;

(b)   it is in respect of a share on which the Company has no lien;

(c)   it is in respect of only one class of shares;

(d)   it is in favour of a single transferee or not more than four joint transferees;

(e)   it is duly stamped (if so required); and

(f)   it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place in an open and proper basis.

36   Notice of refusal

36.1   If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person

depositing it. All instruments of transfer which are registered may be retained by the Company.

37 Closing of Register

37.1 The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine. Notice of closure of the Register shall be given in accordance with the requirements of the Act.

38 Fees on registration

38.1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

39 Other powers in relation to transfers

39.1 Nothing in these Articles shall preclude the Board:

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person; or

(b) if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 15.

TRANSMISSION OF SHARES

40 On death

40.1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

41 Election of person entitled by transmission

41.1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to

the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register.

42 Rights on transmission

42.1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

43 Destruction of documents

43.1 The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

Provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or other similar means for the period applicable to the original document under the preceding provisions of this Article 43.1.

43.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 43 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 43 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 43 which would not attach to the Company in the absence of this Article 43; and

(c) references in this Article 43 to the destruction of any document include references to the disposal of it in any manner.

STOCK

44 Stock

44.1 The Company in general meeting may from time to time by ordinary resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. When any shares have been converted into stock the several holders of such stock may thenceforth transfer their respective interests therein or any part of such interests in the same manner and subject to the same regulations as and subject to which fully paid-up shares in the Company's capital may be transferred or as near thereto as circumstances will admit but the Directors may from time to time fix the minimum account of stock transferable but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. Unless and until otherwise fixed by the Board the minimum amount of stock transferable shall be £1 or the nominal amount of the shares from which the stock arose whichever shall be the less. No stock shall be transferable without the consent of the Board otherwise than in multiples of the minimum amount thereof for the time being transferable.

44.2 The stock shall confer on the holders thereof respectively the same privileges and advantages as regards participation in profits and voting at meetings of the Company and for other purposes as would have been conferred by shares of equal amount in the capital of the Company of the same class as the shares from which such stock was converted, but so that none of such privileges or advantages, except the participation in profits of the Company or in the assets of the Company on a winding-up, shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred such privileges or advantages. No such conversion shall affect or prejudice any preference or other special privilege attached to the shares so converted.

ALTERATION OF SHARE CAPITAL

45   Increase, consolidation, cancellation and sub-division

45.1   The Company in general meeting may from time to time by ordinary resolution:

(a)   increase its share capital by such sum to be divided into shares of such amount and having such rights and being subject to such restrictions as the resolution prescribes;

(b)   consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares;

(c)   cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d)   subject to the provisions of the Act, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares.

46   Fractions

46.1   Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a)   the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the Act, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company); or

(b)   provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the

minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share.

46.2 For the purposes of any sale of consolidated shares pursuant to Article 46.1, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

47 Reduction of capital

47.1 Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any manner.

48 Purchase of own shares

48.1 Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever, provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders to convert into equity share capital of the Company (other than those which are only convertible into shares which as respects dividend and capital carry a right to participate only up to a specified amount in a distribution), then no such purchase shall take place unless it has been sanctioned by an extraordinary resolution passed at a separate general meeting (or meetings if there is more than one class) of the holders of such class of convertible shares or the trust deed or other instrument constituting, or the terms of issue of, the convertible shares provide for the Company purchasing its own equity securities.

VARIATION OF CLASS RIGHTS

49 Sanction to variation

49.1 If at any time the share capital of the Company is divided into shares of different classes, all or any of the rights and privileges for the time being attached to any share or class of shares in the Company by these Articles or the terms of issue (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares

of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

49.2   The foregoing provisions of this Article shall apply also to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the separate rights of which are to be varied.

49.3   Deleted by Special Resolution passed 9th May 2001.

50   **Class meetings**

50.1   All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares (including any such meeting convened for the purpose of Article 5.2 or Article 115.1). The quorum at every such meeting shall be persons holding or representing by proxy three-fourths of the nominal amount paid up on the issued shares of the class. Each such holder shall on a poll be entitled to one vote for every share of the class held by him.

GENERAL MEETINGS

51   **Annual general meetings**

51.1   Subject to the provisions of the Act, annual general meetings shall be held at such time and place as the Board may determine.

52   **Extraordinary general meetings**

52.1   All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

53   **Convening of extraordinary general meeting**

53.1   The Board may convene an extraordinary general meeting whenever it thinks fit. An extraordinary general meeting shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 368 of the Act. At any meeting convened on such requisition or by such requisitionists no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director, or any member of the Company, may call a general meeting.

54   **Notice of general meetings**

54.1   An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days'

notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

54.2   Subject to the provisions of the Act, and notwithstanding that it is convened by shorter notice than that specified in this Article 54, a general meeting shall be deemed to have been duly convened if it is so agreed:

(a)   in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b)   in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

54.3   The notice shall specify:

(a)   whether the meeting is an annual general meeting or an extraordinary general meeting;

(b)   the place, the day and the time of the meeting;

(c)   in the case of special business, the general nature of that business;

(d)   if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e)   with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

54.4   The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors.

55   Omission to send notice

55.1   The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

56   Special business

56.1   All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a)   the declaration of dividends;

(b)   the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors;

(c)   the election or re-election of Directors;

(d)   the fixing of the Directors' fees pursuant to Article 101;

(e)   the re-appointment of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed.

PROCEEDINGS AT GENERAL MEETINGS

57   **Quorum**

57.1   No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Three persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

58   **If quorum not present**

58.1   If within 30 minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, two persons entitled to vote on the business to be transacted, each being a member or a duly authorised representative of a corporation which is a member, personally present shall be a quorum. If at any such adjourned meeting two such persons are not personally present within 15 minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

59   **Chairman**

59.1   The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within 15 minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting. If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

60　Director may attend and speak

60.1　A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company.

61　Power to adjourn

61.1　The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting, to give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

62　Notice of adjourned meeting

62.1　Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 28 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

63　Business of adjourned meeting

63.1　No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

64　Accommodation of members and security arrangements at meeting

64.1　The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a)   direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside ("the Principal Place"); and

(b)   make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

64.2   The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or otherwise comply with such security arrangements or restrictions.

VOTING

65   Method of voting

65.1   At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded by:

(a)   the Chairman of the meeting; or

(b)   by at least five members present in person or by proxy and entitled to vote at the meeting; or

(c)   a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)   a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

66 Chairman's declaration conclusive on show of hands

66.1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

67 Objection to error in voting

67.1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

68 Amendment to resolutions

68.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution. In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted on.

69 Procedure on a poll

69.1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of

hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

69.3   The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

69.4   On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

70   Votes of members

70.1   Subject to the provisions of the Act and the provisions of these Articles, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder.

70.2   If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

70.3   Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

71   Casting vote

71.1   In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have.

72 Restriction on voting rights for unpaid calls etc.

72.1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by him or to exercise any right as a member unless all calls or other sums presently payable by him in respect of that share in the Company have been paid to the Company.

73 Voting by proxy

73.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

74 Form of proxy

74.1 An appointment of a proxy shall:

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such other form as the Board may approve and: (i) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney duly authorised in that behalf and shall provide for two way voting on all resolutions intended to be proposed at that meeting (other than resolutions relating to the procedure of the meeting) or (ii) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit, but shall not confer any further right to speak at the meeting, except with the permission of the Chairman (or as otherwise determined by the Board where the relevant shares are held by a Depositary);

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75   Deposit or receipt of proxy

75.1   The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a)   in the case of an instrument in writing (including, whether or not the appointment of proxy is contained in an electronic communication, any such power of attorney or other authority), be deposited at the Office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(aa)   in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications:

    (i)   in the notice convening the meeting; or

    (ii)   in any instrument of proxy sent out by the Company in relation to the meeting; or

    (iii)   in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b)   in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)   where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

76 More than one proxy may be appointed

76.1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

77 Board shall supply proxy cards

77.1 The Board shall at the expense of the Company send or make available, by post, electronic communication or otherwise, appointments of proxy (reply-paid or otherwise) to all members entitled to be sent a notice of the meeting and to vote thereat by proxy for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 55, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

78 Revocation of proxy

78.1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used.

79 Corporate representative

79.1 A corporation (whether or not a company within the meaning of the Act) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is a Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such

meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him before permitting him to exercise his powers.

80   **Failure to disclose interests in shares**

80.1   If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 212 of the Act and has failed in relation to any shares ("the default shares") to give the Company the information thereby required within the prescribed period from the date of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a)   the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b)   where the default shares represent at least 0.25 per cent. of their class:

(i)   any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 146, to receive shares instead of that dividend;

(ii)   no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A)   the member is not himself in default as regards supplying the information required; and

(B)   the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

(iii)   any new shares in the Company issued in respect of default shares (whether on a capitalisation, a rights issue or otherwise) shall be subject to the same sanctions as apply to the default shares provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled) and provided further that the other provisions of this Article 80.1 shall apply to the exclusion of this sub-paragraph if the

Company gives a separate notice under section 212 of the Act in relation to the new shares.

80.2 Where the sanctions under Article 80.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 80.1(b) shall become payable):

(a) if the shares are transferred by means of an excepted transfer; or

(b) at the end of the period of one week (or such shorter period as the Board may determine) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete; or

(c) if the Board determines by resolution that the sanctions shall no longer apply.

80.3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80.1.

80.4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 80 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

80.5 Where the member on which a notice under section 212 of the Act is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

80.6 For the purposes of this Article 80:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c)   reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i)   to his having failed or refused to give all or any part of it; and

(ii)   to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d)   the "prescribed period" means:

(i)   in a case where the default shares represent at least 0.25 per cent. of their class, 14 days; and

(ii)   in any other case, 28 days;

(e)   an "excepted transfer" means, in relation to any shares held by a member:

(i)   a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428 of the Act); or

(ii)   a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii)   a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

80.7   Nothing contained in this Article 80 shall be taken to limit the powers of the Company under section 216 of the Act.

UNTRACED MEMBERS

81   Power of sale

81.1   The Company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a)   during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by

transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of 12 years the Company has paid at least three cash dividends (whether interim or final) in respect of the shares in question and no such dividend has been claimed by the person entitled to it;

(b)   on expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national daily newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share;

(c)   the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d)   during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e)   the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

81.2   To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

81.3   If during the period of 12 years referred to in Article 81.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 81.1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

82 Application of proceeds of sale

82.1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

83 Number of Directors

83.1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors (other than any alternate Directors) shall be not more than twenty or less than four.

84 Power of Company to appoint Directors

84.1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

85 Power of Board to appoint Directors

85.1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment.

86 Appointment of executive Directors

86.1 Subject to the provisions of the Act, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Managing Director) for such term (subject to the provisions of the Act) and subject to such other conditions as the Board thinks fit in accordance with Article 108. The Board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company.

87 Eligibility of new Directors

87.1 No person, other than a Director retiring (in accordance with Articles 90 and 91 or otherwise), shall be appointed or re-appointed a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than 35 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-appointed, is lodged at the Office.

88 Share qualification

88.1 A Director shall not be required to hold any shares of the Company.

89 Resolution for appointment

89.1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

90 Re-election at intervals of no more than three years

90.1 A Director will retire from office at the third annual general meeting following his appointment or following his last re-appointment by shareholders at an annual general meeting.

91 Position of retiring Director

91.1 A Director who retires at an annual general meeting (whether in accordance with Article 90 or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

92 Deemed re-appointment

92.1 At any general meeting at which a Director retires in accordance with Article 90, the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost or such Director has attained any retiring age applicable to him as Director pursuant to the Act.

93   **Removal by ordinary resolution**

93.1   The Company may by ordinary resolution remove any Director before the expiration of his period of office in accordance with the Act, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place.

94   **Vacation of office by Director**

94.1   Without prejudice to the provisions for retirement (whether in accordance with Article 90 or otherwise) contained in these Articles, the office of a Director shall be vacated if:

    (a)   he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting;

    (b)   he ceases to be a Director by virtue of any provision of the Act, is removed from office pursuant to these Articles or becomes prohibited by law from being a Director;

    (c)   he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

    (d)   an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated;

    (e)   both he and his alternate Director appointed pursuant to the provisions of these Articles (if any) are absent, without the permission of the Board, from Board meetings for six consecutive months and the Board resolves that his office be vacated; or

    (f)   he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company).

95   <u>Resolution as to vacancy conclusive</u>

95.1   A resolution of the Board declaring a Director to have vacated office under the terms of Article 94 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

96   <u>Appointments</u>

96.1   Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Board, appoint any other Director or any person approved for that purpose by the Board and willing to act, to be his alternate and may at any time by similar notice terminate that appointment.

96.2   No appointment of an alternate Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.

96.3   An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum number of Directors allowed by these Articles.

97   <u>Participation in Board meetings</u>

97.1   Every alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A Director acting as alternate Director shall have a separate vote at Board meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.

98   <u>Alternate Director responsible for own acts</u>

98.1   Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

99   <u>Interests of alternate Director</u>

99.1   An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct.

Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

100   Revocation of appointment

100.1   An alternate Director shall cease to be an alternate Director:

(a)   if his appointor revokes his appointment; or

(b)   if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c)   if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

101   Directors' fees

101.1   The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £200,000 per annum or such other sum as the Company in general meeting shall from time to time determine).   Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

102   Expenses

102.1   Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

103   Additional remuneration

103.1   If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable

additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

104   **Remuneration of executive Directors**

104.1   The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

105   **Pensions and other benefits**

105.1   The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director of the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him.   For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Act, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters.   The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person.   Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

POWERS AND DUTIES OF THE BOARD

106   **Powers of the Board**

106.1   Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given.   Provisions contained elsewhere in

these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

106.2   Deleted by Special Resolution passed 9th May 2001.

107   Powers of Directors being less than minimum number

107.1   If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

108   Powers of executive Directors

108.1   The Board may from time to time:

(a)   delegate or entrust to and confer on any Director holding executive office (including a Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b)   revoke, withdraw, alter or vary all or any of such powers.

109   Delegation to committees

109.1   The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a)   a majority of the members of a committee shall be Directors ; and

(b)   no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

109.2   The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

110 Local management

110.1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

111 Power of attorney

111.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

112 Exercise of voting power

112.1 Subject to Article 106.2 the Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

113 Provision for employees

113.1 The Board may exercise any power conferred on the Company by the Act to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

114   Overseas registers

114.1   Subject to the provisions of the Act, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

115   Borrowing powers

115.1   Subject as provided in this Article 115, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the provisions of the Act, to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

115.2   The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiaries so as to procure (as regards its subsidiaries in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the Adjusted Capital and Reserves.

115.3   For the purposes only of this Article 115:

(a)   "the Adjusted Capital and Reserves" means a sum equal to the aggregate from time to time of:

(i)   the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company; and

(ii)   the amount standing to the credit of the consolidated reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii)   making such adjustments as may be appropriate to reflect:

(A)   any variation in the amount of the paid up share capital, the share premium account or the capital redemption reserve since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been

underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B)   any variation since the date of the relevant balance sheet of the companies comprising the Group or in the interests of the Company in its subsidiaries since the date of the balance sheet;

(iv)   excluding (so far as not already excluded):

(A)   amounts attributable to the proportion of the issued equity share capital of any subsidiary which is not attributable, directly or indirectly, to the Company;

(B)   any sum set aside for taxation (other than deferred taxation);

(v)   deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b)   "cash deposited" means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company;

(c)   "Group" means the Company and its subsidiary undertakings from time to time;

(d)   "Group company" means any company in the Group;

(e)   "moneys borrowed" include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i)   the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment

or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii)   the principal amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii)   the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

(iv)   the principal amount of any preference share capital of any subsidiary owned otherwise than by a Group company;

(v)   any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi)   any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii)   moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii)   moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the

price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) notwithstanding sub-paragraph (i) to (vi) above, the proportion of moneys borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company;

and in sub-paragraphs (vii) to (x) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) "relevant balance sheet" means the latest published audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the latest published audited balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means the respective latest published audited balance sheets and profit and loss accounts of the companies comprising the Group.

(g) "subsidiary undertaking" means a subsidiary undertaking (within the meaning of the Act) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 of the Act); and "Group" and "Group company" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "equity share capital" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) of the Act.

115.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 115 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

115.5 A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 115 or to the effect that the limit imposed by this Article 115 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact. Nevertheless, the Board may at any time act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves; and if in consequence the limit on borrowings set out in this Article is inadvertently exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of 60 days after the date on which (by reason of a determination of the Auditors or otherwise) the Board became aware that such a situation has or may have arisen.

115.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 115 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

116 Board meetings

116.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

117 Notice of Board meetings

117.1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the United Kingdom notified to the Company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

118 Quorum

118.1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons, each being a Director or an alternate Director. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

119 Chairman of Board

119.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

120 Voting

120.1 Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

121 Participation by telephone

121.1 Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting

shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.

122 Resolution in writing

122.1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time being entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution:

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission;

(b) need not be signed by an alternate Director if it is signed by the Director who appointed him; and

(c) if signed by an alternate Director, need not also be signed by his appointor.

For such a resolution to be effective it shall not be necessary for it to be signed by a Director who is prohibited by these Articles from voting thereon, or by his alternate.

123 Proceedings of committees

123.1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform to any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

124 Minutes of proceedings

124.1 The Board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration; and

(b) the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings.

124.2 Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding

meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

125   Validity of proceedings

125.1   All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment or continuance in office of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had duly continued to be a Director, alternate Director or member and had been entitled to vote.

DIRECTORS' INTERESTS

126   Director may have interests

126.1   Subject to the provisions of the Act and provided that Article 127 is complied with, a Director, notwithstanding his office:

(a)   may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b)   may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company (otherwise than as Auditor), and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article as if he were not a Director of the Company;

(c)   may be a director or other officer, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d)   shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal;

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

127   Disclosure of interests to Board

127.1   A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

128   Interests

128.1   For the purposes of Article 127:

(a)   a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal; and

(b)   an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

129   Interested Director not to vote or count for quorum

129.1   Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 of the Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters:

(a)   the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b)   the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)   any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d)   any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 346 of the Act) does not to his knowledge have an interest (as that term is used in Part VI of the Act) in one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(e)   any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f)   any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

130   Director's interest in own appointment

130.1   A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

131   Chairman's ruling conclusive on Director's interest

131.1   If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive.

132   Directors' resolution conclusive on Chairman's interest

132.1   If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by

resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive.

133 Definitions

133.1 For the purposes of Articles 126 to 133:

(a) an interest of a person who is for the purposes of the Act connected (which word shall have the meaning given to it by section 346 of the Act) with a Director shall be treated as an interest of the Director; and

(b) in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director in addition to any interest which the alternate Director otherwise has.

THE SEAL

134 Application of Seal

134.1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors.

134.2 Every certificate or share warrant shall be issued under the Seal or in such other manner as the Board, having regard to the terms of issue, the Act and the regulations of the London Stock Exchange, may authorise; all references in these Articles to the Seal shall be construed accordingly.

135 Deed without sealing

135.1 A document signed by a Director and by the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company as a deed shall have the same effect as if it were executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of a resolution of the Board or of a committee of the Board authorised in that behalf. An instrument or document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of it having been executed by the Company.

136   **Official seal for use abroad**

136.1   Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

THE SECRETARY

137   **The Secretary**

137.1   Subject to the provisions of the Act, the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any person so appointed by the Board may be removed by it.

137.2   Any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND OTHER PAYMENTS

138   **Declaration of dividends**

138.1   Subject to the provisions of the Act and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

138.2   Deleted by Special Resolution passed 9th May 2001.

139   **Interim dividends**

139.1   Subject to the provisions of the Act and these Articles, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. The Board may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

140   <u>Entitlement to dividends</u>

140.1   Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

141   <u>Calls or debts may be deducted from dividends</u>

141.1   The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due and presently payable from him to the Company on account of calls or otherwise in relation to the shares of the Company.

142   <u>Distribution in specie</u>

142.1   The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a)   issue fractional certificates (or ignore fractions);

(b)   fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members entitled to receive a dividend; and

(c)   vest any such assets in trustees on trust for the persons entitled to the dividend.

143   <u>Dividends not to bear interest</u>

143.1   Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company (including any dividend or other monies withheld pursuant to Article 80.1(b)(i)) or in respect of a share shall bear interest as against the Company.

144   <u>Method of payment</u>

144.1   The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order and may send the same by post or other delivery service to the registered address (or in the case of a Depositary, subject to the approval of the Board, such

persons and addresses) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing. Every cheque, warrant or order shall be made payable to the order of the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant or order shall be a good discharge to the Company. If any such cheque, warrant or order has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit. Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share. Any such dividend, interest or other sum may also be paid by any other method as the Board considers appropriate.

144.2   The Board may, at its discretion, make provisions to enable such Depositary and/or member as the Board shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such market rate selected by the Board as it shall consider appropriate ruling at the close of business in London on the date which is the business day last preceding:

(a)   in the case of a dividend to be declared by the Company in general meeting, the date on which the Board publicly announces its intention to recommend that specific dividend; and

(b)   in the case of any other dividend, the date on which the Board publicly announces its intention to pay that specific dividend,

Provided that where the Board considers the circumstances to be appropriate it shall determine such foreign currency equivalent by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Board may select.

145   Unclaimed dividends

145.1   All dividends unclaimed for a period of 12 years after having become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

146 Payment of scrip dividends

146.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such conditions as the Board may determine, offer to any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period, but such period may not end later than five years from the date of the meeting at which such resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable (but shall never be less than the par value of the new Ordinary Shares). A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted;

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof;

(g)   the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 148 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 148 without need of such ordinary resolution;

(h)   the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i)   the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time.

147   Reserves

147.1   The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any other purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

148   Capitalisation of reserves

148.1   The Board may, with the authority of an ordinary resolution of the Company:

(a)   subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve or any profits arising from appreciation in capital assets (whether realised by sale or ascertained by valuation);

(b)   appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i)   the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid; and

(ii)   in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c)   resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d)   make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or

otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e)   authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

(i)   the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii)   the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f)   generally do all acts and things required to give effect to such resolution.

149   Record dates

149.1   Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue. Such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

ACCOUNTS

150   Accounting records

150.1   The Board shall cause accounting records and such other books and registers as are necessary to be kept to comply with the Act to be kept in accordance with the Act.

151   Inspection of records

151.1   No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

152   Accounts to be sent to members

152.1   Except as provided in Article 153, a printed copy of the Directors' and Auditors' reports accompanied by printed copies of the annual accounts shall, not less than

21 clear days before the annual general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

153 Summary financial statements

153.1   The Company may, in accordance with section 251 of the Act and any regulations made under it, send a summary financial statement to any member instead of or in addition to the documents referred to in Article 152. Where it does so, the statement shall be delivered or sent by post to the member not less than 21 clear days before the annual general meeting before which those documents are to be laid.

NOTICES

154 Form of Notices

154.1   Notwithstanding anything to the contrary in these Articles, any notice or document to be given, sent, issued, deposited, served or delivered (or the equivalent) to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing and, if the Board in its absolute discretion considers appropriate for any purpose or purposes under these Articles, any such notice or document shall be deemed given, sent, issued, deposited, served or delivered (or the equivalent) where it is sent using electronic communications to an address for the time being notified for that purpose to the person giving the notice, but subject always to the provisions of Article 157. In the case of notices or other documents sent by means of electronic communication the Board may make this subject to such terms and conditions as they shall in their absolute discretion consider appropriate.

154.2   For the purposes of Article 154.1 notices or documents shall be treated as being sent using electronic communications by the Company to a person where (i) the Company and that person have agreed to his having access to the notice or document on a web site (instead of their being sent to him) (ii) the notice or document (as the case may be) is a notice or document to which that agreement applies and (iii) a notice is sent to the person, in a manner for the time being agreed for that purpose between him and the Company, of (a) the publication of that notice or document on the web site (b) the address of the web site and (c) the place on that web site where the notice or document may be accessed, and how it

may be accessed, and in any such case the notification referred to above shall be treated as the relevant notice for the purposes of these Articles.

155   Service of notice on members

155.1   The Company may give any notice or document (including a share certificate) to a member, either personally or by sending it by post or other delivery service in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or, in the circumstances referred to in Article 154, by sending it using electronic communications to an address for the time being notified to the Company by the member.   In the case of a member registered on an overseas branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

155.2   In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders.

155.3   Where a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him, or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications, he shall be entitled to have notices or documents given or sent to him at that address; but otherwise no such member shall be entitled to receive any notice or document from the Company. If on at least two consecutive occasions the Company has attempted to send notices or documents using electronic communications to an address for the time being notified to the Company by a member for that purpose but the Company is aware that there has been a failure of delivery of such notice or document in the manner described in Article 157.3, then the Company shall thereafter send notices or documents through the post to such member at his registered address or his address for the service of notices by post, in which case the provisions of this Article shall apply.

155.4   If on three consecutive occasions notices or other documents have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of notices or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications.

156   Notice in case of death, bankruptcy or mental disorder

156.1   The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of

the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent using electronic communications supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

157 Evidence of service

157.1 Any member present, in person or by proxy, at any meeting of the Company or of the holders of any class of shares of the Company shall be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

157.2 Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). In proving such service or delivery it shall be conclusive to prove that the envelope containing the notice or document was properly addressed and put into the post as a prepaid letter. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.

157.3 Any notice or other document addressed to a member shall, if sent using electronic communications, be deemed to have been served or delivered at the expiration of 24 hours after the time it was sent. In proving such service or delivery it shall be conclusive to prove that the address used for the electronic communication was the address supplied for that purpose and the electronic communication was properly dispatched, unless the Company is aware that there has been a failure of delivery of such notice or document following at least 2 attempts in which case such notice or document shall be sent to the member at his registered address or address for service in the United Kingdom provided that the date of deemed service or delivery shall be 24 hours from the dispatch of the original electronic communication in accordance with this Article.

158 Notice binding on transferees

158.1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under section 212 of the Act) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

159 Notice by advertisement

159.1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by

advertisement in at least one leading daily newspaper published in the United Kingdom and in one Liverpool daily newspaper and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

160 Suspension of postal services

160.1 If at any time by reason of the threat of or of the suspension, interruption or curtailment of postal services within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least two leading daily newspapers (at least one of which shall be published in London) and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING UP

161 Division of assets

161.1 If the Company is wound up the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the whole of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

INDEMNITY

162 Right to indemnity

162.1 Subject to the provisions of the Act, but without prejudice to any indemnity to which he may be otherwise entitled, every Director, alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities

incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred defending any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part or in connection with any application in which relief is granted to him by any court of competent jurisdiction from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

163   Power to insure

163.1   Subject to the provisions of the Act, the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or other officer or employee of the Company or of any other company which is a subsidiary or subsidiary undertaking of the Company or in which the Company has an interest whether direct or indirect or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such other company or subsidiary undertaking is or has been interested indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a Director, officer, employee or trustee.

AUTHENTICATION OF DOCUMENTS

164   Authentication of documents

164.1   Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer of the Company having the custody thereof shall be deemed to be a person appointed by the Board as aforesaid.

164.2   A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting of the Company or of the Board or of any committee of the Board which is certified as such in accordance with Article 164.1 shall be conclusive evidence in favour of all persons dealing with the Company on the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

INDEX

Article   **Page**

Trinity Mirror plc

Rule 12g3-2(b) Exemption Request

Exhibit C-(a)

Exhibit C(a)

Information filed with the Companies House by Trinity Mirror plc since 1st January 2003

Exhibit C(a), volume 1: 1 - 22

Exhibit C(a), volume 2: 23 - 52

Exhibit C(a), volume 3: 53 - 76

Exhibit C(a), volume 4: 77 - 119

Exhibit C(a), volume 5: 120 - 142

Exhibit C(a), volume 6: 143 - 193

Exhibit C(a), volume 7: 194 - 205

Exhibit C(a), volume 8: 206 - 213

Exhibit C(a), volume 9: 214 - 244

	Date filed	Information
1	9 Jan 2003	Form 88(2)R
2	14 Jan 2003	Form 288b
3	15 Jan 2003	Form 88(2)R
4	22 Jan 2003	Form 88(2)R
5	27 Jan 2003	Form 88(2)R
6	7 Feb 2003	Form 288a
7	7 Feb 2003	Form 288b
8	20 Feb 2003	Form 88(2)R
9	4 Mar 2003	Form 88(2)R
10	4 Mar 2003	Form 88(2)R
11	14 Mar 2003	Form 88(2)R
12	27 Mar 2003	Form 88(2)R
13	16 Apr 2003	Form 88(2)R
14	22 Apr 2003	Form 88(2)R

	Date filed	Information
15	22 Apr 2003	Form 288b
16	24 Apr 2003	Form 88(2)R
17	13 May 2003	Form 363s
18	14 May 2003	Form 288a
19	14 May 2003	Form 288b
20	14 May 2003	Form 88(2)R
21	17 May 2003	Form 88(2)R
22	24 May 2003	Group of Companies Accounts made up to 29/12/02
23	31 May 2003	Form 88(2)R
24	10 Jun 2003	Form 88(2)R
25	21 Jun 2003	Form 88(2)R
26	1 Jul 2003	Form 88(2)R
27	2 Jul 2003	Form 88(2)R
28	7 Jul 2003	Form 88(2)R
29	1 Aug 2003	Form 88(2)R
30	8 Aug 2003	Form 88(2)R
31	15 Aug 2003	Form 88(2)R
32	15 Aug 2003	Form 88(2)R
33	15 Aug 2003	Form 88(2)R
34	23 Aug 2003	Form 88(2)R
35	2 Sep 2003	Form 88(2)R
36	12 Sep 2003	Form 88(2)R

	Date filed	Information
37	12 Sep 2003	Form 88(2)R
38	13 Sep 2003	Form 88(2)R
39	15 Sep 2003	Form 88(2)R
40	26 Sep 2003	Form 88(2)R
41	4 Oct 2003	Form 88(2)R
42	7 Oct 2003	Form 88(2)R
43	8 Oct 2003	Form 88(2)R
44	10 Oct 2003	Form 88(2)R
45	11 Oct 2003	Form 88(2)R
46	23 Oct 2003	Form 88(2)R
47	23 Oct 2003	Form 88(2)R
48	23 Oct 2003	Form 88(2)R
49	5 Nov 2003	Form 88(2)R
50	6 Nov 2003	Form 88(2)R
51	6 Nov 2003	Form 88(2)R
52	13 Nov 2003	Form 88(2)R
53	20 Nov 2003	Form 88(2)R
54	20 Nov 2003	Form 88(2)R
55	20 Nov 2003	Form 88(2)R
56	20 Nov 2003	Form 88(2)R
57	25 Nov 2003	Form 88(2)R
58	8 Dec 2003	Form 88(2)R

	Date filed	Information
59	11 Dec 2003	Form 88(2)R
60	24 Dec 2003	Form 88(2)R
61	30 Dec 2003	Form 88(2)R
62	30 Dec 2003	Form 88(2)R
63	30 Dec 2003	Form 88(2)R
64	13 Jan 2004	Form 88(2)R
65	20 Jan 2004	Form 88(2)R
66	20 Jan 2004	Form 88(2)R
67	21 Jan 2004	Form 88(2)R
68	24 Jan 2004	Form 88(2)R
69	27 Jan 2004	Form 88(2)R
70	6 Feb 2004	Form 88(2)R
71	6 Feb 2004	Form 88(2)R
72	24 Feb 2004	Form 88(2)R
73	24 Feb 2004	Form 88(2)R
74	24 Feb 2004	Form 88(2)R
75	2 Mar 2004	Form 88(2)R
76	2 Mar 2004	Form 88(2)R
77	2 Mar 2004	Form 88(2)R
78	3 Mar 2004	Form 88(2)R
79	13 Mar 2004	Form 88(2)R
80	13 Mar 2004	Form 88(2)R

	Date filed	Information
81	13 Mar 2004	Form 88(2)R
82	16 Mar 2004	Form 88(2)R
83	16 Mar 2004	Form 88(2)R
84	23 Mar 2004	Form 88(2)R
85	23 Mar 2004 and 3 Apr 2004	Form 88(2)R
86	3 Apr 2004	Form 88(2)R
87	3 Apr 2004	Form 88(2)R
88	7 Apr 2004	Form 88(2)R
89	7 Apr 2004	Form 88(2)R
90	19 Apr 2004	Form 88(2)R
91	19 Apr 2004	Form 88(2)R
92	27 Apr 2004	Form 88(2)R
93	27 Apr 2004	Form 88(2)R
94	27 Apr 2004	Form 88(2)R
95	27 Apr 2004	Form 88(2)R
96	15 May 2004	Form 88(2)R
97	15 May 2004	Form 88(2)R
98	15 May 2004	Form 88(2)R
99	15 May 2004	Form 88(2)R
100	15 May 2004	Form 88(2)R
101	22 May 2004	Form 88(2)R
102	22 May 2004	Form 88(2)R

	Date filed	Information
103	22 May 2004	Form 88(2)R
104	25 May 2004	Form 88(2)R
105	1 Jun 2004	Form 88(2)R
106	9 Jun 2004	Amending Form 88(2)R
107	11 Jun 2004	Form 288a
108	11 Jun 2004	Form 363a
109	16 Jun 2004	Form 88(2)R
110	16 Jun 2004	Form 88(2)R
111	30 Jun 2004	Form 288c
112	2 Jul 2004	Form 88(2)R
113	2 Jul 2004	Form 88(2)R
114	3 Jul 2004	Form 88(2)R
115	6 Jul 2004	Form 88(2)R
116	6 Jul 2004	Form 88(2)R
117	6 Jul 2004	Form 88(2)R
118	13 Jul 2004	Form 88(2)R
119	13 Jul 2004	Form 88(2)R
120	13 Jul 2004	Form 88(2)R
121	21 Jul 2004	Form 88(2)R
122	4 Aug 2004	Form 288b
123	4 Aug 2004	Form 88(2)R
124	6 Aug 2004	Group of Companies Accounts made up to 28/12/03

	Date filed	Information
125	13 Aug 2004	Form 88(2)R
126	19 Aug 2004	Form 88(2)R
127	4 Sep 2004	Form 88(2)R
128	4 Sep 2004	Form 88(2)R
129	10 Sep 2004	Form 88(2)R
130	11 Sep 2004	Form 88(2)R
131	15 Sep 2004	Form 88(2)R
132	15 Sep 2004	Form 88(2)R
133	15 Sep 2004	Form 88(2)R
134	22 Sep 2004	Form 88(2)R
135	22 Sep 2004	Form 88(2)R
136	6 Oct 2004	Form 88(2)R
137	6 Oct 2004	Form 88(2)R
138	6 Oct 2004	Form 88(2)R
139	6 Oct 2004	Form 88(2)R
140	28 Oct 2004	Form 88(2)R
141	28 Oct 2004	Form 88(2)R
142	28 Oct 2004	Form 88(2)R
143	28 Oct 2004	Form 88(2)R
144	28 Oct 2004	Form 88(2)R
145	17 Nov 2004	Form 88(2)R
146	17 Nov 2004	Form 88(2)R

	Date filed	Information
147	17 Nov 2004	Form 88(2)R
148	24 Nov 2004	Form 88(2)R
149	16 Dec 2004	Form 88(2)R
150	21 Dec 2004	Form 88(2)R
151	21 Dec 2004	Form 88(2)R
152	30 Dec 2005	Form 88(2)R
153	12 Jan 2005	Form 88(2)R
154	12 Jan 2005	Form 88(2)R
155	29 Jan 2005	Form 88(2)R
156	29 Jan 2005	Form 88(2)R
157	29 Jan 2005	Form 88(2)R
158	7 Feb 2005	Form 88(2)R
159	7 Feb 2005	Form 88(2)R
160	7 Feb 2005	Form 88(2)R
161	10 Mar 2005	Form 88(2)R
162	10 Mar 2005	Form 88(2)R
163	10 Mar 2005	Form 88(2)R
164	10 Mar 2005	Form 88(2)R
165	10 Mar 2005	Form 88(2)R
166	10 Mar 2005	Form 88(2)R
167	10 Mar 2005	Form 88(2)R
168	19 Mar 2005	Form 88(2)R

	Date filed	Information
169	21 Mar 2005	Form 88(2)R
170	26 Mar 2005	Form 88(2)R
171	26 Mar 2005	Form 88(2)R
172	30 Mar 2005	Form 88(2)R
173	30 Mar 2005	Form 288C
174	7 Apr 2005	Form 88(2)R
175	7 Apr 2005	Form 88(2)R
176	14 Apr 2005	Form 169
177	15 Apr 2005	Form 288a
178	26 Apr 2005	Form 88(2)R
179	26 Apr 2005	Form 88(2)R
180	26 Apr 2005	Form 88(2)R
181	26 Apr 2005	Form 88(2)R
182	11 May 2005	Form 88(2)R
183	11 May 2005	Form 88(2)R
184	11 May 2005	Form 288b
185	11 May 2005	Form 288b
186	11 May 2005	Form 88(2)R
187	11 May 2005	Form 88(2)R
188	11 May 2005	Form 88(2)R
189	17 May 2005	Form 363s
190	24 May 2005	Form 88(2)R

	Date filed	Information
191	24 May 2005	Form 88(2)R
192	24 May 2005	Form 88(2)R
193	24 May 2005	Form 169
194	1 Jun 2005	Form 88(2)R
195	7 Jun 2005	Form 169
196	10 Jun 2005	Form 88(2)R
197	10 Jun 2005	Form 88(2)R
198	16 Jun 2005	Form 88(2)R
199	16 Jun 2005	Form 88(2)R
200	2 Jul 2005	Form 169
201	6 Jul 2005	Form 88(2)R
202	6 Jul 2005	Form 88(2)R
203	6 Jul 2005	Form 88(2)R
204	6 Jul 2005	Form 88(2)R
205	18 Jul 2005	Memorandum of Association Articles of Association
206	18 Jul 2005	Shareholder resolution
207	20 Jul 2005	Form 88(2)R
208	20 Jul 2005	Form 88(2)R
209	25 Jul 2005	Form 88(2)R
210	25 Jul 2005	Form 88(2)R
211	2 Aug 2005	Form 88(2)R

	Date filed	Information
212	2 Aug 2005	Form 88(2)R
213	11 Aug 2005	Group of Companies Accounts made up to 02/01/05
214	9 Aug 2005	Form 88(2)R
215	9 Aug 2005	Form 88(2)R
216	12 Aug 2005	Shareholder resolution
217	15 Aug 2005	Form 88(2)R
218	17 Aug 2005	Form 88(2)R
219	23 Aug 2005	Form 88(2)R
220	6 Sep 2005	Form 169
221	12 Sep 2005	Form 88(2)R
222	12 Sep 2005	Form 88(2)R
223	12 Sep 2005	Form 88(2)R
224	12 Sep 2005	Form 88(2)R
225	13 Sep 2005	Form 88(2)R
226	20 Sep 2005	Form 88(2)R
227	26 Sep 2005	Form 88(2)R
228	28 Sep 2005	Form 88(2)R
229	29 Sep 2005	Form 88(2)R
230	11 Oct 2005	Form 169
231	11 Oct 2005	Form 88(2)R
232	11 Oct 2005	Form 88(2)R
233	11 Oct 2005	Form 88(2)R

	Date filed	Information
234	11 Oct 2005	Form 88(2)R
235	19 Oct 2005	Form 88(2)R
236	2 Nov 2005	Form 88(2)R
237	3 Nov 2005	Form 88(2)R
238	3 Nov 2005	Form 88(2)R
239	3 Nov 2005	Form 88(2)R
240	8 Nov 2005	Form 169
241	10 Nov 2005	Form 88(2)R
242	10 Nov 2005	Form 88(2)R
243	17 Nov 2005	Form 88(2)R
244	17 Nov 2005	Form 88(2)R

EXHIBIT C-(a) 214



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 1	0 8	2 0 0 5			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	395,111		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   w84
09/08/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals as attached schedules	**Class of shares allotted** £0.10 ordinary	**Number allotted** 114,597
Address		
UK postcode		
Name Halifax Share Dealing Nominees Limited	**Class of shares allotted** £0.10 ordinary	**Number allotted** 280,514
Address As attached schedules		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   **Date** 8/08/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange



Trinity Mirror Maturity Schedule
Share Certificate
01/08/2005

Title	Forenames	Surname	NI Number	Roll Number	Address	Option Price	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Miss	Heather Dawn	Ansin	WM1335890	C07306846-03	17 Oreisfield Road Tooting LONDON SW17 8RT	4.28	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	INV
Mr	Brian	Atherton	ZY7324116	C07306491-03	5 Chichester Cres Chaddedon OLDHAM OL9 0RW	4.28	Full Exercise	3154	3154	0	£13,500.00	£13,499.12	£0.88	CHR
Mrs	Valerie Jean	Bacon	YH0080249	C07306143-07	52 Viceroy Court Lord Street SOUTHPORT Merseyside PR8 1PW	4.28	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Gordon Wilson	Bannerman	WL1217130	C07306557-07	3 Harper Way Scone PERTH PH2 6PW	4.28	Full Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	George A	Barlow	ZW636520C	C07305998-07	29 Leyston Park ROYSTON Herts SG8 9DS	4.28	Full Exercise	1577	1577	0	£6,750.00	£6,749.55	£0.44	CHR
Mr	Alfred Karl	Bennett	YR8507818	C07305978-02	178 Russell Bank Road Four Oaks SUTTON COLDFIELD West Midlands B74 4RJ	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mrs	Janet Carole	Biddiscombe	YE071351A	C07306613-05	1 Folly Lane Nether Compton SHERBORNE Dorset DT9 4QQ	4.28	Full Exercise	157	157	0	£675.00	£671.96	£3.04	CHR
Mr	Melvyn	Booth	WE684072D	C07306450-08	11 Westley Avenue Nethertning HUDDERSFIELD HD7 2UL	4.28	Full Exercise	1577	1577	0	£6,750.00	£6,749.55	£0.44	CHR
Mr	Michael	Brennan	YS988419D	C07306681-04	37 The Beeches Hope WREXHAM Clwyd LL12 9NX	4.28	Full Exercise	946	946	0	£4,050.00	£4,046.96	£1.12	INV
Mr	Fraser Keith	Brown	WE118277A	C07306658-05	10 Errochty Grove PERTH PH1 2SW	4.28	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mr	Alan	Bruce	YH0553078	C07305621-10	20 Campbell Avenue BISHOPTON Renfrewshire PA7 5DA	4.28	Full Exercise	1261	1261	0	£5,400.00	£5,397.08	£2.92	CHR
Mr	Lynden R	Cardwell	YE8844739	C07307004-02	28 Pencarn Avenue Coed Kernew NEWPORT Gwent NP10 8TT	4.28	Full Exercise	1577	1577	0	£6,750.00	£6,749.55	£0.44	CHR
Mr	Brian	Carley	ZT716292A	C07305562-07	4 Harvey Road Croxley Green RICKMANSWORTH Herts WD3 3BW	4.28	Full Exercise	3154	3154	0	£13,500.00	£13,499.12	£0.88	CHR
Mr	Paul A	Cecil	YY308803B	C07305981-00	5 Brent Lane DARTFORD DA1 1QN	4.28	Full Exercise	1971	1971	0	£8,437.50	£8,435.60	£1.82	CHR
Mr	Michael Anthony	Chapple	WE826123D	C07306892-09	Flat 39 Vale Lodge Rice Lane Walton LIVERPOOL L9 1LR	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Paul	Clarke	NP3775987	C07309001-03	7 Ullswater Avenue PETERBOROUGH PE4 7UA	4.28	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Andrew John	Coleman	WK790002D	C07306575-04	43 Marilla Road Selly Park BIRMINGHAM B29 7PZ	4.28	Full Exercise	3154	3154	0	£13,500.00	£13,499.12	£0.88	INV
Mr	William Ross	Cummings	YE370664D	C07310706-05	9 Hafford Drive Castle Park MERTHYR TYDFIL Mid Glam CF48 1JU	4.28	Full Exercise	157	157	0	£675.00	£671.96	£3.04	CHR
Mr	Mark Glenville	Currie	YT050725B	C07306328-07	14 Ffordd Maboni Llay WREXHAM Clwyd LL12 0RS	4.28	Full Exercise	1261	1261	0	£5,400.00	£5,397.08	£2.92	INV
Mr	James William	Dickson	JG411371B	C07306286-00	11 Glendove Gardens KILMARNOCK Ayrshire KA2 0LT	4.28	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	INV
Mrs	Jo Shannon	Dipple	NR063722D	C07306404-02	6 Milborne Mews Milperne Street LONDON E9 6RD	4.28	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Alastair	Down	YZ288991A	C07305837-06	Bell Orchard Evenlode MORETON IN MARSH Glos GL56 0NT	4.28	Full Exercise	3311	3311	0	£14,175.00	£14,171.08	£3.92	INV
Mr	Jeffrey	Eames	YY881065C	C07306064-00	15 Cae Bryn Gwestan CAERNARFON Gwynedd LL54 7SU	4.28	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Anthony	Evans	WA488935C	C07307011-04	33 Trefil Drive Cwm Trefil Bedwas BARRY South Glam CF62 7TL	4.28	Full Exercise	1577	1577	0	£6,750.00	£6,749.55	£0.44	CHR
Mr	Graham William	Evans	YS615453C	C07307019-00	18 Dan Y Coed Road Cyncoed CARDIFF CF23 6NA	4.28	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Matthew P	Fahy	NA506340D	C07306641-10	24 Moorland Terrace Hollingworth HYDE Cheshire SK14 8JE	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.84	£2.36	CHR
Mrs	Christine Vera	Fearn	YR888290D	C07305791-01	14 Catts Close Clifford Park COVENTRY CV2 2JG	4.28	Full Exercise	394	394	0	£1,687.50	£1,685.32	£1.18	CHR
Mr	Geoffrey Lewis	Fielding	YH134710D	C07309051-09	20 Beechdale Avenue Great Barr BIRMINGHAM B44 9DH	4.28	Full Exercise	2305	2305	0	£10,125.00	£10,122.20	£2.80	CHR
Miss	Christine	Findlay	NR3131766	C07307078-09	55 Linden Lee HAMILTON Lanarkshire ML3 9AG	4.28	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mrs	Susan Medan	Ford	YR555995D	C07305150-06	36 Cleveland Avenue Stokesley MIDDLESBROUGH Cleveland TS9 5HB	4.28	Full Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mrs	Joanne	Ford	YK636073C	C07306766-01	44 St Mary's Drive PERTH PH2 7BY	4.28	Full Exercise	236	236	0	£1,012.50	£1,010.08	£2.42	CHR
Mr	Duncan	Gatchrist	YX871701D	C07306879-09	31 Leburnum Drive Milton of Campsie GLASGOW G66 8HY	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	June Rose	Grove	YY399384A	C07306410-07	Brianlea 121 Illard Road CRAWLEY West Sussex RH11 7BP	4.28	Full Exercise	1261	1261	0	£5,400.00	£5,397.08	£2.92	INV
Mr	Jason	Gunn	NP755935A	C07306306-02	109 Leavesden Road WATFORD WD24 5ER	4.28	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Kevin Christopher	Hassell	ZY873705D	C07306965-03	54 Park Avenue Fazakerley LIVERPOOL L9 8DG	4.28	Full Exercise	946	946	0	£4,050.00	£4,046.96	£1.12	CHR
Mr	Alan Walter	Hedley	YM607098	C07306199-10	7 Redlow Bank West Boldon EAST BOLDON Tyne and Wear NE36 0QF	4.28	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mrs	Maureen	Hogarth	WW521504D	C07306211-02	20 Milton Avenue Huyton LIVERPOOL L37 0EY	4.28	Full Exercise	394	394	0	£1,687.50	£1,348.20	£1.80	CHR
Mr	Kevin William	Holland	NE951654D	C07306034-09	1 Abbots Close Formby LIVERPOOL L14 6TG	4.28	Full Exercise	1577	1577	0	£6,750.00	£4,720.84	£4.16	CHR
Mr	William	Hood	YL743554A	C07306035-10	82 Sunny Bank South Norwood LONDON SE25 4TJ	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Steven Charles J	Hounsome	YR188919A	C07306614-02	12 Kingsbarn Drive Rutherglen GLASGOW G73 2AN	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Frederick George	Howatt	YM1586178	C07306131-00	45 Gardens Ash Watford Hertfordshire WATFORD WD2 7HE	4.28	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	John David Gareth	Hughes	YE784630D	C07305960-10	Halfryn Fford Penthwyrla Meinden Nr Prestatyn PRESTATYN Clwyd LL19 8HW	4.28	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mr	David Thomas	Hurst	NM467708A	C07307003-04	8 Baron Street USK Gwent NP15 1AB	4.28	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Kenneth Peter	Jones	YM409912A	C07306891-05	44 Tollgrwall Drive WIRRAL Merseyside CH61 3XW	4.28	Full Exercise	1281	1281	0	£6,400.00	£5,397.08	£2.92	CHR
Mr	Shadey William	Jones	YK637120A	C07305699-01	1 Abbots Close Formby LIVERPOOL L37 0EY	4.28	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Lynda	Kesgen	YS681451D	C07305079-04	44 Tynebam Lane Dilakns Heath SOLIHULL West Midlands B90 1RW	4.28	Full Exercise	1577	1577	0	£6,750.00	£4,720.84	£4.16	CHR
Mrs	Ian	Kinthra	YY431058B	C07305799-10	101 Main Street Coaltown of Balgonie GLENROTHES Fife KY7 6HZ	4.28	Full Exercise	1577	1677	0	£6,750.00	£6,749.55	£0.44	CHR
Mr	Norman	Lee	ZW919860	C07305754-02	47 Peregine Close WATFORD WD2 4YO	4.28	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Richard	Liberty	YP245314C	C07306438-08	28 Elm Grove Welford Hertfordshire WATFORD WD24 5NA	4.28	Full Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Michael Charles	Lockley	NW235531C	C07305519-01	1 Park View Huyton LIVERPOOL L38 2LL	4.28	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	Thomas Joseph	Madgan	YS941449	C07306201-05	168 Fairway ROCHDALE Lancs OL11 3BZ	4.28	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Miss	Joanne	Manning	JZ072469A	C07307051-04	85 Cathedral Road Cardiff South Glamorgan CARDIFF CF11 9PG	4.28	Full Exercise	1840	1840	0	£7,020.00	£7,019.20	£0.80	CHR
Mr	Roy Norman	Markland	YE100669A	C07306550-02	1 Whitecroft Chapel Lane Wickham Market WOODBRIDGE Suffolk IP13 0RB	4.28	Full Exercise	630	630	0	£2,700.00	£2,024.44	£0.56	CHR
Mr	Gareth George	Marsh	NR904492B	C07307052-02	19 Bron Y Deri MOUNTAIN ASH Mid Glam CF45 4IL	4.28	Full Exercise	473	473	0	£2,700.00	£2,696.40	£3.60	INV
Mr	Peter	Marsh	YH495086D	C07305983-09	19 Chiltern Road Wendover Buckinghamshire AYLESBURY Bucks HP22 6DB	4.28	Full Exercise	788	788	0	£3,375.00	£2,024.44	£0.56	INV
Mr	Anthony Noel	Martin	YX051199C	C07306144-02	4 Heathfield Close Fieshfield LIVERPOOL L37 7HP	4.28	Full Exercise	1103	1103	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Stephen	Matcham	WP307207B	C07305944-08	8 Penybent View SETTLE North Yorkshire BD24 9JJ	4.28	Full Exercise	788	788	0	£4,720.84	£4,720.64	£4.16	CHR
Mr	Kenneth	McCaffery	YM524395A	C07306023-01	56 Thornwood Avenue Partick GLASGOW G11 7PE	4.28	Full Exercise	1577	1577	0	£3,375.00	£3,322.64	£2.36	CHR
Mr	Philip David	Mitchell	YT408327D	C07306522-01	12 Bradfield Avenue Old Roan LIVERPOOL L10 3JU	4.28	Full Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Irene J	Munro	YH718560	C07306418-04	6 Clearfield Avenue HAMILTON Lanarkshire ML3 0BU	4.28	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Edward	Oliver	NM344680	C07306065-04	7 Rosefield Gardens Poplar LONDON E14 8ER	4.28	Full Exercise	788	788	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Thomas	Oliver	ZK615359C	C07307065-04	23 Cae Mawr Road Rhiwbina CARDIFF CF4 6NY	4.28	Full Exercise	630	630	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Steven John	Owens	YK029214D	C07309972-03	40 Cromford Way NEW MALDEN Surrey KT3 3BA	4.28	Full Exercise	788	788	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Keith George Albert	Parker	NE151114D	C07306401-08	67 Gardner Road Formby LIVERPOOL L37 8DE	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Leslie	Painter	YK928610	C07306400-10	8 Pencee Road HEMEL HEMPSTEAD Herts HP1 3GN	4.28	Full Exercise	473	473	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Graham	Parts	YX184079A	C07809272-03	12 Ramsey Close HAMPTON Middx TW12 3XY	4.28	Full Exercise	1577	1577	0	£2,025.00	£4,046.88	£1.60	INV
Miss	John Gordon	Pattenden	WA585950	C07305401-00	47A Altcar Road Formby LIVERPOOL L37 8DS	4.28	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Eric	Pickavance	YA642270	C07305597-04	21 Inley Road Bedington WIRRAL Merseyside CH63 8YS	4.28	Full Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	INV

CERTIFICATE REQUIRED

Title	Name	Surname	Ref	Certificate No.	Address	Exercise	Rate	Shares	Shares		Value	Value	Amount	Type
Mrs	Linda C	Plews	Y1101788D	C/07307089-01	3 Camelot Way Thornhill CARDIFF CF14 9AN	Full Exercise	4.28	1261	1261	0	£5,400.00	£3,397.08	£2.92	CHR
Mr	William	Powell	YB83117D	C/0710639P-09	6 Sherwood Grove WIRRAL Merseyside CH47 9BL	Full Exercise	4.28	1577	1577	0	£6,780.00	£6,749.56	£0.44	CHR
Mr	Mike	Prunner	YY83D157A	C/07307071-09	50 Deri Avenue Pencoed BRIDGEND Mid Glam CF35 6TT	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	James Thomson	Ralston	YP629124A	C/07306475-01	94 Sharwood Crescent Newton Mearns GLASGOW G77 5NB	Full Exercise	4.28	239	239	0	£1,012.50	£1,010.08	£2.42	CHR
Mrs	Mary T	Reid	YA99518A	C/07305556-08	43 Townfield Lane Bebington WIRRAL Merseyside L63 7NL	Full Exercise	4.28	157	157	0	£675.00	£671.96	£3.04	CHR
Mrs	Sheila	Rennie	YK238202C	C/07306395-10	6 Napier St MIDDLESBROUGH Cleveland TS5 0AQ	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Ken	Reynolds	YW11807A	C/07305138-04	204 Perry Hill Catford LONDON SE6 4EZ	Full Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Joseph Stubbs	Riley	YR85147B9	C/07305977-04	47 Holmwood Gardens Formby LIVERPOOL L37 1NH	Full Exercise	4.28	3154	3154	0	£13,500.00	£13,499.12	£0.88	CHR
Miss	Linda	Roberts	NE88I099C	C/07305449-02	Flat 2 7 High St Caernarvon CAERNARFON Gwynedd LL55 1RN	Full Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Kenneth	Rogers	YL739978A	C/07306537-05	1 Flatt Lane PRENTON Merseyside CH43 2QJ	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Patricia M	Scanlon	YH271391C	C/07305383-02	247 St Fagans Road Fairwater CARDIFF CF5 3DL	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	John Anthony	Smith	NB785501B	C/07307085-09	10 Darwin Grove Bramhall STOCKPORT Cheshire SK7 2DS	Full Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Michael	Sneyd	NB282242D	C/07305383-02	8 Devon Road Failsworth MANCHESTER M35 0NR	Full Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Dennis F	Statham	YE31853A0	C/07305416-00	Flat 2 31 Magdala Road Mapperley Park Estate NOTTINGHAM NG3 6DG	Full Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Eric Thomas	Stokes	YL348570C	C/07306882-10	Charryfield Warpers Moss Lane Burscough ORMSKIRK Lancs L40 4AG	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	David James	Stubbs	JP143089D	C/07306387-09	39 Melrose Road Melling Mount Kirkby LIVERPOOL L33 1ED	Full Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Philip John	Thornton	YAJ784725B	C/07306317-08	118 Empress Road LIVERPOOL L7 8SF	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	John Francis	Timmons	WP123190A	C/07305387-03	7 Bishop Road SALFORD M6 8PX	Full Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mrs	Marie	Tingle	YB284081D	C/07305443-00	55 Trinity Avenue LLANDUDNO Gwynedd LL30 2TQ	Full Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	William John	Trayte	Z8706423A	C/07305999-04	18 Eanthust Road Eltham LONDON SE9 1PY	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Alan Graham	Veith	ZT342148A	C/07306188-10	139 Bushey Mill Crescent WATFORD WD2 4RB	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Alan	Warner	ZT781024A	C/07305584-06	27 Sharbourne Way Crowley Green RICKMANSWORTH Herts	Full Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Alexandrina	White	ZW26551SC	C/07306091-08	2 Spencefield Gardens Miller Street HAMILTON Lanarkshire ML3 7DX	Full Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	Russell	Wilkes	YB750095C	C/07306074-08	5 Bishopdale Hadrian Lodge West WALLSEND Tyne and Wear NE28 9TP	Full Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Richard J	Williams	YH93728BD	C/07306732-07	23 Windsor Drive Old Colwyn COLWYN BAY Clwyd LL29 8BB	Full Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Edward J	Wise	YM031339A	C/07305112-07	6 Rangewood Avenue READING RG30 3NN	Full Exercise	4.28	394	394	0	£1,687.50	£1,685.32	£1.18	CHR
Miss	Jane Lesley	Woodhead	NK399193C	C/07306748-05	19 Heather Road Bebington WIRRAL Merseyside CH63 2PA	Full Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	INV
						Total		114597	114597	0	£490,657.60	£490,475.16	£182.34	

CERTIFICATE REQUIRED

CERTIFICATE REQUIRED

Trinity Mirror Maturity Schedule
Sell All Shares
01/08/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dist Residue
Mr	David	Adams	YY219426C	4 Chaucer Road CROWTHORNE Berks RG45 7QN	4.28	C/07306206-06	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Rosemary Lola	Adamson	YE789338A	10 Alwen Avenue Bryn Y Baal MOLD Clwyd CH7 6TL	4.28	C/07305807-10	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Scott	Allan	NW057077A	70 Nethercliffe Avenue GLASGOW G44 3UL	4.28	C/07306016-00	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.53	INV
Mr	Stanley	Alston	YK849320A	299 Turf Lane Royton OLDHAM OL2 8BY	4.28	C/07305850-09	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Gareth	Amery	YY916680D	11 Greencroft Avenue Ely CARDIFF CF5 5AG	4.28	C/07306593-01	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.53	INV
Mr	Peter Anthony	Anders	WE511278A	78 Glapgside West Kirby WIRRAL Merseyside CH48 6EA	4.28	C/07305812-05	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.53	INV
Mr	Alan Kevin	Andrews	NE607768	41 Tyndall Avenue Manchester Lancashire M40 9PL	4.28	C/07308490-05	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£0.56	CHR
Mr	Neil Steven Mc	Atkinson	YX656011B	82 Blagden Lane HUDDERSFIELD HD4 6JZ	4.28	C/07305465-04	Sell All Shares on Exercise	630	630	0	£2,700.00	£2,696.40	£2.39	INV
Mr	Anthony	Baldwin	YD621855A	131 Tylney Road BROMLEY BR1 2SD	4.28	C/07305683-10	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£3.60	CHR
Miss	Heather Louise	Bell	WK094070C	26 Ohery Chase Marshside SOUTHPORT Merseyside PR9 9GE	4.28	C/07306371-02	Sell All Shares on Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mrs	Jacqueline	Bennett	YW364404A	28 Warrene Road Brookham BETCHWORTH Surrey RH3 7JY	4.28	C/07305877-10	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	John	Bills	WE235172C	9 Royal Arch Apartments BIRMINGHAM B1 1RB	4.28	C/07305344-01	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Mark Robin	Blackledge	NE941725D	40 Leamington Avenue MORDEN Surrey SM4 4DW	4.28	C/07306420-04	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.59	CHR
Mr	Alan Douglas	Bone	NR583711C	Ground Floor 84 Liverpool Road LONDON N1 0PY	4.28	C/07305408-03	Sell All Shares on Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	John Martin	Bottomley	YY636398D	2 Steele Street CHESTER CH1 1RH	4.28	C/07305763-03	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mrs	Julie	Bourbure	NE270014A	123 Edlingham Stoneydelph TAMWORTH Staffs B77 4DH	4.28	C/07306788-00	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£1.18	CHR
Mr	Damian Richard	Brody	NB015966D	23 Spring Close Bensham Wood Herts WD8 5HQ	4.28	C/07305648-05	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Ms	Mandy Jayne	Brookes	WP034250D	51 Church Lane COVENTRY CV2 4AL	4.28	C/07305964-05	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Robert Graham	Brookes	YP240652C	62 Christie Road Hackney LONDON E9 5EA	4.28	C/07306072-01	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Carlton Lambert	Brown	YZ090390A	1A Sissonghurst Road CROYDON CR0 8NH	4.28	C/07305842-10	Sell All Shares on Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Paul Steven	Brown	J0513358C	6 Crothwood Close WINSFORD Cheshire CW7 2UT	4.28	C/07306683-04	Sell All Shares on Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mr	Philip Rupert	Brown	NE865741D	Rembrand House 7 Nant-Y-Glyn Avenue COLWYN BAY Clwyd LL29 7UH	4.28	C/07305442-10	Sell All Shares on Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Ms	Steve	Brown	WL812190A	Ivy Lea College Carlton in Cleveland North Yorkshire MIDDLESBROUGH Cleveland TS9 7BB	4.28	C/07305328-07	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Allan Moss	Bryce	NB248605A	24 Birch Drive Lenzie Kirkintilloch GLASGOW G66 4PE	4.28	C/07308200-02	Sell All Shares on Exercise	2207	2207	0	£9,450.00	£9,445.96	£4.04	CHR
Mr	Christopher	Burgess	YY869204D	42 Ryefields Scholes HOLMFIRTH HD9 1XF	4.28	C/07306897-10	Sell All Shares on Exercise	1892	1892	0	£8,100.00	£8,097.76	£2.24	CHR
Mr	Kevin Fred	Burton	Y149506B	7A Uckey Square Bernt Green BIRMINGHAM B45 8HA	4.28	C/07305541-08	Sell All Shares on Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Gordon	Bury	NA242978	12 Minklers Park Killoch Muir GLASGOW G74 3BX	4.28	C/07305905-01	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	Paul	Byrne	WP114202B	75 Greystone Road Penketh WARRINGTON WA3 2EU	4.28	C/07300556-01	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Ms	Simon	Campbell	NM243918D	21 North Road Harborne BIRMINGHAM B17 9PA	4.28	C/07305009-00	Sell All Shares on Exercise	1281	1281	0	£5,400.00	£5,307.08	£2.92	INV
Mr	Stephen V.M	Catchpool	YR978330B	9 Park Lane Birdsedge HUDDERSFIELD HD8 8XW	4.28	C/07305610-04	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£0.44	CHR
Mr	James John	Cole	WN551738C	213 Cumbernauld Road Muirhead GLASGOW G69 9ND	4.28	C/07306644-01	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Steven Christopher	Cooling	WE231435D	23 Phillip St Rhea NEWPORT Gwent NP11 6DF	4.28	C/07307007-07	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.55	INV
Miss	Susan	Coulson	NF569499C	3 Oak St West Mickley STOCKSFIELD Nomhd NE43 7AY	4.28	C/07306512-08	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	David	Cowan	NY752005B	28 Barons Keep Gliddon Road West Kensington LONDON W14 9AT	4.28	C/07307013-01	Sell All Shares on Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	INV
Mrs	Kaylin Ann	Davies	YL514713C	41 Lansdale Drive Tonteg PONTYPRIDD Mid Glam CF38 1PG	4.28	C/07307013-01	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£1.18	CHR
Mrs	Valerie Anne	Dawley	WE294247C	54 Shellfield Road Marshside SOUTHPORT Merseyside PR9 8UR	4.28	C/07306372-00	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Anthony	Deeley	YE5091150	12 Elliotts Lane Codsell WOLVERHAMPTON WV8 1PG	4.28	C/07305799-02	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£1.18	CHR
Mr	Gary	Denning	WP199227B	19 Bernyfields Stonnall WALSALL WS9 8EJ	4.28	C/07306697-04	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£1.18	INV
Mr	David Ian	Dew	JN377019C	23A King St Lye STOURBRIDGE West Midlands DY9 8UT	4.28	C/07306684-06	Sell All Shares on Exercise	788	788	0	£3,275.00	£3,372.64	£2.36	CHR
Mr	Stephen Mark	Dickison	YL076239D	Grange Hall Black Horse Hill WIRRAL Merseyside CH48 7EF	4.28	C/07306193-00	Sell All Shares on Exercise	1892	1892	0	£8,100.00	£8,097.76	£2.24	CHR
Miss	Jan Mary	Disley	WP319492B	1F Cofield Road SUTTON COLDFIELD West Midlands B73 5SQ	4.28	C/07306691-07	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£1.18	CHR
Mrs	Janice	Dowie	WA715768A	38 Sullivan Walk HEBBURN Tyne and Wear NE31 1YN	4.28	C/07306137-10	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£1.18	CHR
Mr	Robert Leslie	Draher	YE927070A	96 Meadow Road Wythall BIRMINGHAM B47 6EN	4.28	C/07306286-09	Sell All Shares on Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	INV
Mr	Kevin	Drydan	Y2418253D	22 Moorlown Rd Sellersgill MIDDLESBROUGH Cleveland TS4 3JB	4.28	C/07307022-00	Sell All Shares on Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	INV
Mr	David	Dunn	NS319871A	348 St Marys Road Moston MANCHESTER M40 0DB	4.28	C/07306493-10	Sell All Shares on Exercise	946	946	0	£4,050.00	£4,048.68	£1.12	INV
Mr	John	East	YR148956C	35 Cumberland Mills Saunders Ness Road LONDON E14 3BJ	4.28	C/07306893-02	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.59	INV
Mr	Simon	Eagan	YP713209C	20 Crittenden Road Great Moor STOCKPORT Cheshire SK2 7NB	4.28	C/07305419-05	Sell All Shares on Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	INV
Mr	Leslie	Edger	YP780430D	3 WhMcar Avenue New Moston MANCHESTER M40 3GW	4.28	C/07306959-03	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Deborah Helen	Elon	NP262578	Hilltop Farm Newton by Frodsam Warrington FRODSHAM Cheshire WA8 8TA	4.28	C/07306691-07	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£1.18	CHR
Mrs	David Andrew	Evans	NF787569	87 Pexcell Close Whitefield MANCHESTER M45 6NS	4.28	C/07306840-04	Sell All Shares on Exercise	1025	1025	0	£4,387.50	£4,387.00	£0.50	INV
Miss	Lesley Christine	Evans	JG113311D	45 West Orchard Lane Fazakerley LIVERPOOL L9 9EF	4.28	C/07305564-05	Sell All Shares on Exercise	236	236	0	£1,012.50	£1,010.08	£2.42	INV
Mrs	Susan	Evans	YM263623B	597 Princes Road DARTFORD DA2 6JG	4.28	C/07305719-09	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Mr	Michael Arthur	Everett	YM557040D	21 Gloucester Rd Middleton MANCHESTER M24 1HT	4.28	C/07306987-02	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Patricia	Fagan	YH4781078	71 Malvern Way Croxley Green RICKMANSWORTH Herts WD3 3DQ	4.28	C/07305565-01	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Ian William	Fairclough	YH712290C	39 Carr Green Drive Rastrick BRICHOUSE West Yorkshire HD6 3LU	4.28	C/07306625-05	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,688.32	£2.39	INV
Mrs	Catherine	Fasser	WE104090D	46 Holmlead Road Cathcart GLASGOW G44 5AR	4.28	C/07305510-03	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£1.18	CHR
Mr	Neil	Freeman	YW019153B	50 Sidney Road FRITH Kent ME1 3HG	4.28	C/07306112-04	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Martin Thomas	Gadsby	WE704090D	2 Meyer Road FRITH Kent DA8 3SJ	4.28	C/07305585-10	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Ms	Pamela Margaret	Gamble	YH687137B	23 Albert Road North REIGATE Surrey RH2 9EG	4.28	C/07306625-05	Sell All Shares on Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Walter	Glynn	YK535655B	5 Villiers Court Cliff Carlton Lane Helmsley YORK YO62 5AX	4.28	C/07308510-03	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Mr	Richard	Goodwin	NR390800D	31 Northfields Dunstable Beds LU5 5AJ	4.28	C/07308130-02	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Matthew	Gordon	YS130123D	27 Hexham Close ACCRINGTON Lancs BB5 2TJ	4.28	C/07308458-04	Sell All Shares on Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Mike	Graham	WM622340D	2 George Walton House 35 Bucdiouch Street GLASGOW G3 6PL	4.28	C/07305404-07	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Jeffrey	Greaves	NY559225D	25 Salisbry St Gateshead Tyne and Wear NE10 0XY	4.28	C/07308724-06	Sell All Shares on Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV

Title	First Name	Surname		Ref	Address	Rate	Account			Qty	Qty		Instruction		Amount	Amount	Type
Mr	Graham	Green	Greenslade	YWD705600	7 Constable Drive Kettering Northants NN15 5UA	4.28	C/07305232-05		788	788	Sell All Shares on Exercise		£3,375.00	£3,372.64	£2.35	INV

Trinity Mirror Maturity Schedule
Sell All Shares
01/08/2005

Title	Surname	First name	Ref A	Ref B	Ref C	Transaction				Amount	Price	Type
Mr	Ryder	Michael John	2Y645337D	20 Dovdar Road LONDON SW15 2NN	C07306595-02	4.28	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Segal	Thomas	MW156718C	22 Haywarden Place Hartley Wintney HOOK Hants RG27 8UA	C07305110-03	4.28	Sell All Shares on Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	INV
Mrs	Susan Pauline	Sheehan	Y5262318A	194 Bassaley Road NEWPORT Gwent NP20 3PX	C07307095-07	4.28	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mrs	Sim	Irene	YR5438039C	6 Prestwick Drive GATESHEAD Tyne and Wear NE10 8AF	C07306870-01	4.28	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Sloan	Peter	YW7199938	185 Verdant Lane LONDON SE6 1JX	C07305565-05	4.28	Sell All Shares on Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	INV
Mr	Smith	Christopher	YW681966D	55 Tunnel Wood Road Watford Hertfordshire WD17 4GO	C07306892-07	4.28	Sell All Shares on Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Smith	Gabrielle Susan	YSP50314C	4 Fentsell Drive Haswall WIRRAL Merseyside CH61 6XP	C07306135-03	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.84	£2.36	INV
Mr	Smith	Michael	YP747410C	63 Manhill Close Clifford Park COVENTRY CV2 2JS	C07305792-05	4.28	Sell All Shares on Exercise	946	946	0	£4,050.00	£4,048.88	£1.12	CHR
Mrs	Patrick Anne	Southern	YX402536A	2A Abbots Farm Road MOTHERWELL Lanarkshire ML1 3AZ	C07306440-09	4.28	Sell All Shares on Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Spann	Troy	YX423278D	6 Dovedale Bushmead LUTON LU2 7FQ	C07306198-05	4.28	Sell All Shares on Exercise	236	236	0	£1,012.50	£1,010.08	£2.42	CHR
Mr	Spann	Simon Mark	N9466058C	2 Kennard Mansions Friern Barnet Road LONDON N11 3DN	C07305985-05	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mrs	Spall	Mandy	MW938943A	4 Ivor Grove LONDON SE9 2AJ	C07306077-02	4.28	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mr	Stevenson	Alan William	Y1697135B	G R 9 Charles Street LARGS Ayrshire KA30 8HJ	C07306564-02	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Tasker	Peter William	YB547186C	20 Elm Grove Hullbridge HOCKLEY Essex SS5 6ER	C07306191-04	4.28	Sell All Shares on Exercise	1103	1103	0	£4,725.00	£4,720.84	£4.16	INV
Mr	Taylor	Lance	YM783548B	136 Stanley Road Chadderton OLDHAM OL9 7HT	C07305185-07	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Temple	Stuart	Y288980OC	10 Hambard Way Glebe Washington WASHINGTON Tyne and Wear NE38 7RF	C07306605-10	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mrs	Thompson	Karen	NH435806D	3 Atherstone Road Coleshill BIRMINGHAM B46 2LP	C07308249-10	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mrs	Thomson	Lorna	MW061018B	51 Castlegwark Street CASTLE DOUGLAS Kirkcudbrightshire DG7 1HD	C07305734-08	4.28	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Turner	Michael David	NY359778A	215 Coed Y Goras Llanedeyrn CARDIFF CF23 9NL	C07307095-06	4.28	Sell All Shares on Exercise	157	157	0	£673.02	£671.96	£3.04	CHR
Mr	Turner	Simon R	JA728571D	Darfield 131 Wetherby Road Rufforth YORK YO23 3QB	C07305662-01	4.28	Sell All Shares on Exercise	946	946	0	£4,050.00	£4,048.88	£1.12	INV
Mr	Ullerton	Ian	NF645604A	71 Lynton Drive Hillside SOUTHPORT Merseyside PR8 4QP	C07306155-02	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Vickery	Patrick Gray	NH278728A	30 Winton Drive GLASGOW G12 0PZ	C07305344-08	4.28	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mrs	Walker	David	YK743099C	25 Woodlands Road Formby LIVERPOOL L37 2JN	C07205973-01	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Walker	John Joseph	YS763713C	55 Brookholme Rd LIVERPOOL L18 4GG	C07306318-06	4.28	Sell All Shares on Exercise	551	551	0	£2,382.50	£2,358.28	£4.22	CHR
Mr	Walton	William	Y1482730A	8 Rose Court Esh Winning DURHAM DH7 9ND	C07305938-07	4.28	Sell All Shares on Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mrs	Watkins	Catherine	YM784772D	195 Runcorn Barnton NORTHWICH Cheshire CW8 4HR	C07305542-06	4.28	Sell All Shares on Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	INV
Miss	Wilkinson	Louise	NY050947C	88 Wolverham Road ELLESMERE PORT Merseyside CH65 5DB	C07305765-08	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Watts	Pauline J	YM100159C	25 Rooth Lane Tilehurst Reading Berkshire RG30 4JZ	C07306820-03	4.28	Sell All Shares on Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Westbury	Roger Allied	NA763831A	54 Bushey Mill Crescent WATFORD WD2 4RD	C07306893-05	4.28	Sell All Shares on Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Whitelegg	Gary	WK542451A	4 Alcester Close Bury Lancs BL8 1QE	C07306588-10	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Williams	Alan	YS540913B	4 Rebekah Gardens Dretlwitch Spa Worcs WR9 8UG	C07305912-03	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Williams	Paul Graham	NF233134C	5 Avondale Road Brandon COVENTRY CV8 3HS	C07305681-00	4.28	Sell All Shares on Exercise	157	157	0	£673.00	£671.96	£3.04	CHR
Mr	Wright	Thomas	YX879186C	29 Ross Avenue RENFREW PA4 8BE	C07305828-09	4.28	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
				Total				19987O	19987O	0	£855,765.00	£855,441.60	£321.40	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dust Residue
Mr	William	Allison	YM8041115C	72 Hinde Street MANCHESTER M40 8LH	4.28	C07308647-00	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Stacey	Ausden	JG0804778	91 Whippendell Road WATFORD WD18 7NH	4.28	C07308642-01	Full Exercise to Corporate Nominee	157	157	0	£671.96	£671.96	£1.04	CHR
Mr	Aubrey Charles	Barker	YP7894634	1 North Avenue COVENTRY CV2 4DH	4.28	C07308765-03	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Philip	Barton	NW836326C	5 Biddenham Court Firs Avenue WATFORD WD25 9PT	4.28	C07305738-00	Full Exercise to Corporate Nominee	946	946	0	£4,050.00	£4,048.88	£1.12	INV
Mr	Alan Henry	Birkett	276977456D	8 Martin Road LIVERPOOL L18 4RN	4.28	C07305428-10	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.59	INV
Mr	Nigel Gregory	Black	NM759229C	87 Danbydale Way Royton OLDHAM OL2 8UH	4.28	C07306772-06	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Giles Russell	Blair	NH6182220	95 Hatchmere Road Eaglesham GLASGOW G76 0JF	4.28	C07305635-00	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.59	CHR
Mr	John Alexander	Carson	YB9149804	42 Nelson Drive WIRRAL Merseyside CH61 5UR	4.28	C07305859-06	Full Exercise to Corporate Nominee	946	946	0	£4,050.00	£4,048.88	£1.12	CHR
Mr	Alan	Chant	YT6441090	10 Greenhill Road BURY Lancs BL9 2LJ	4.28	C07306809-04	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Anthony	Collins	YT6470075C	10 Tamworth Road SUTTON COLDFIELD West Midlands B75 6DG	4.28	C07306766-00	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Gerald Patrick	Cox	YR102272A	Palmyra Purze Hill Kingswood TADWORTH Surrey KT20 6HB	4.28	C07305587-01	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Stephen	Crossley	YP6010676	8 Anstey Close Waddesdon AYLESBURY Bucks HP18 0NB	4.28	C07305120-05	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Paul Marshall	Dale	WA151746C	41 Wentworth Drive NUNEATON Warwickshire CV11 6LZ	4.28	C07309505-07	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mrs	Jacqueline Irene	Davies	NH832321D	8 The Gladys ABERDARE Mid Glam CF44 0NX	4.28	C07307012-03	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	John Price	Davies	YT6090933	17 Cwmdare Street Cathays CARDIFF CF24 4JY	4.28	C07307011-05	Full Exercise to Corporate Nominee	3154	3154	0	£13,500.00	£13,499.12	£0.88	INV
Mr	Kenneth	Davies	YE6312280	10 Colley Close PETERLEE Co Durham SR8 1LZ	4.28	C07306507-01	Full Exercise to Corporate Nominee	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	David	Dempsey	YP8459652A	10 Cavendish St Flat D1 GLASGOW G5 9QQ	4.28	C07306035-07	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	David P	Evans	WN9043412D	Cefn Llwyn Caernarfon Road Y FELINHELI Gwynedd LL56 4NJ	4.28	C07305348-02	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Helen Anselma	Evans	NZ406228	64 Stalfield Avenue Crosby LIVERPOOL L23 0TQ	4.28	C07305842-05	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	James Edward Francis	Gains	YA713047B	23 Cliffsend Grove Cliffsend RAMSGATE Kent CT12 5JT	4.28	C07306472-00	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Diane Lesley	Gething	YM762658B	27 Tyninghame Avenue Tettenhall WOLVERHAMPTON WV6 8PP	4.28	C07306804-08	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mrs	Julia Louise	Gregory	NZ034766C	25 Mistletoe Drive WALSALL WS5 4SW	4.28	C07306903-06	Full Exercise to Corporate Nominee	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Miss	Diana J	Griffiths	WE543090A	143 Bermuda Road WIRRAL Merseyside CH46 8AX	4.28	C07306423-09	Full Exercise to Corporate Nominee	1734	1734	0	£7,425.00	£7,421.52	£3.48	CHR
Mr	Stephen Daniel	Gomes	YW1786098	1 Manorfields Close CHISLEHURST Kent BR7 6SE	4.28	C07305177-06	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Ronald	Gylord	ZY504413A	70 Blacklands Drive Hayes End Middx UB4 8EY	4.28	C07305636-03	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Mr	Andrew Dominic	Hart	NE824115D	28 Okada Road Wandsworth LONDON SW18 2NW	4.28	C07306332-01	Full Exercise to Corporate Nominee	1182	1182	0	£5,062.50	£5,058.96	£3.54	CHR
Mr	David Charles	Hosken	YT308617C	185 Defoe House Barbican LONDON EC2Y 8ND	4.28	C07305558-00	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	INV
Mr	John Harry	Husband	YL172291B	5 Abbotswood Close BELVEDERE Kent DA17 5RN	4.28	C07305587-08	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mrs	Linda Mary	Husband	YW028673B	5 Abbotswood Close BELVEDERE Kent DA17 5RN	4.28	C07306587-08	Full Exercise to Corporate Nominee	3154	3154	0	£13,500.00	£13,499.12	£0.88	CHR
Ms	Fiona Ann	Johnston	NW063930C	Flat 33 12 Blantyre Street GLASGOW G3 8AP	4.28	C07305343-01	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Paul	Jones	WE867721B	25 Norham Road WHITLEY BAY Tyne and Wear NE26 2SF	4.28	C07306844-03	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Mark Barry	Kelson	YP733713C	5 Pinewoods Church Aston NEWPORT Shropshire TF10 9LN	4.28	C07305777-01	Full Exercise to Corporate Nominee	1419	1419	0	£6,075.00	£6,073.52	£1.48	INV
Mr	Edward Paul	King	YW326958B	21 Kenilworth Drive BOREHAMWOOD Herts WD6 1QD	4.28	C07305348-09	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	William Lynn	Leece	YR846905B	271 Breck Avenue LIVERPOOL L19 7ND	4.28	C07306215-01	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	James	Marshall	JC611054C	8 Courthill Crescent Kilsyth GLASGOW G65 0EN	4.28	C07306024-04	Full Exercise to Corporate Nominee	630	630	0	£2,700.00	£2,696.40	£3.60	INV
Mrs	Janet	Mason	YT9205320	10 The Terrace Horley HOLMFIRTH HD9 6DS	4.28	C07306175-02	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Richard	Mason	NM986615C	28 Wallington Close RUISLIP Middx HA4 7YJ	4.28	C07305865-04	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	John	McGregor	ZX525289C	42 Duchray Drive Ralston PAISLEY Renfrewshire PA1 3BS	4.28	C07307024-09	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	David	Melvin	JU058699B	Flat 8 12 Partick Bridge Street GLASGOW G11 6PL	4.28	C07305318-03	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Susan	Nixon	WE807510B	28 Bracken Way RYTON Tyne and Wear NE40 4XP	4.28	C07306364-04	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.59	INV
Mr	Martin	Norcross	NS655172A	3 The Meadows BURNLEY Lancs BB12 0PA	4.28	C07306370-04	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Yvonne	Page	NE305318A	54 Campbell Drive Mavr Estate TROON Ayrshire KA10 6XE	4.28	C07305415-08	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Mary Grace	Phillips-Morgan	YA785476B	2 Seys Close COWBRIDGE South Glam CF71 7BW	4.28	C07306415-08	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Pamela	Porter	JA420341C	Low West Thickley Farm Bousselian Lane SHILDON Co Durham DL4 1QD	4.28	C07306415-08	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£1.80	IN
Mr	Graham	Ransome-Wallis	YA012127B	189 Yardley Road Acocks Green BIRMINGHAM B27 6LZ	4.28	C07305410-04	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	David	Revell	YK459424A	45 Baring Road New Barnet BARNET Herts EN4 8BU	4.28	C07305459-02	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Paul John	Riley	NS285271B	25 Silverdale Drive Blackley MANCHESTER M9 8EN	4.28	C07306943-10	Full Exercise to Corporate Nominee	3942	3942	0	£16,871.50	£16,871.76	£1.24	INV
Mr	Nicholas Drummond	Rimmer	NS285290D	Nature 1 Addison Terrace CRIEFF Perthshire PH7 3AT	4.28	C07306473-05	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	INV
Mr	Robert Tom	Samuels	YL0781928	18 Maywater Close Sanderstead SOUTH CROYDON Surrey CR2 0RS	4.28	C07306421-02	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.24	CHR
Miss	Mary Grace	Simpson	YB947264B	65 Rivington Crescent Kingstanding BIRMINGHAM B44 0PL	4.28	C07306293-08	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£0.56	INV
Miss	Kathleen Maud	Slyfield	YX532632A	21 Brooklands Parade WOLVERHAMPTON WV1 2NF	4.28	C07305513-08	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£1.80	INV
Mr	Michael John	Stevens	YX355220B	2 Beech Close LOUGHTON Essex IG10 2PH	4.28	C07306350-10	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Mart	Stevenson	WE747902D	452 Lightpowne Road MANCHESTER M40 0HA	4.28	C07307203-07	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Andrew	Stewart	NS597500A	9 Langhul Place GLASGOW G53 7BY	4.28	C07305794-01	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Mark Anthony Ernest	Storrow	W8087158C	20 Pine Grove Bricket Wood ST ALBANS Herts AL2 3SS	4.28	C07305510-08	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Valerie June	Sunridge	YB077139A	11 Acreville Road WIRRAL Merseyside CH63 3HX	4.28	C07305552-02	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Paul Arthur	Taylor	Y2036787B	2 Larkspur Close HEMEL HEMPSTEAD Herts HP1 2HP	4.28	C07305349-04	Full Exercise to Corporate Nominee	946	946	0	£4,050.00	£4,048.88	£1.12	CHR
Mrs	Heather McKenzie	Tempest	YB776837C	15 Culloden Place KILMARNOCK Ayrshire KA3 7JG	4.28	C07306219-02	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mr	Graeme	Thomson	NP1981100	3 Netherdale Drive Ralston PAISLEY Renfrewshire PA1 3DA	4.28	C07307118-02	Full Exercise to Corporate Nominee	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Michael Shane	Toms	WL667483A	12 Belding Avenue MANCHESTER M40 3SE	4.28	C07305308-01	Full Exercise to Corporate Nominee	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Christopher	Young	YT5911236	8 Bowness Close The Paddock EAST BOLDON Tyne and Wear NE36 0UQ	4.28	C07305807-03	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
							Total	78752	78752	0	£337,162.50	£337,058.86	£103.34	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED

Trinity Mirror Maturity Schedule
Part Sale/Part HSDL Account
01/08/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised to sell	Exercised to HSDL	Lapsed	Closing Balance	Cost of Shares	Residue	Cost Residue
Mr	Simon George	Streeton	NL019987A	29 Oak Meadow Close Yardley BIRMINGHAM B26 1EE	4.28	C/07306729-07	Part Sale Part HSDL	1892	1300	592	0	£8,100.00	£8,097.78	£2.24	INV
							Total	1892	1300	592	0	£8,100.00	£8,097.78	£2.24	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED

EXHIBIT C-(a) 215



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From							To						
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day		Month		Year				Day		Month		Year		
	0	5	0	8	2	0	0	5							

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	126,404	539	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Individuals as attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 34,702
Address **UK postcode**		
Name Halifax Share Dealing Nominees Limited	Class of shares allotted £0.10 Ordinary	Number allotted 91,702
Address As attached schedules **UK postcode**		
Name Mr Keith George West	Class of shares allotted £0.10 Ordinary	Number allotted 539
Address 126 Winton Drive Croxley Green Rickmasnworth Herts **UK postcode** WD3 3QY		
Name **Address** **UK postcode**	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _____   Date 8|08|05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror Plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange



Trinity Mirror Maturity Schedule
Share Certificate
05/08/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Jacqueline	Abbott	YM787499A	6 Byemoor Avenue Great Ayton MIDDLESBROUGH Cleveland TS9 6JP	4.28	C07306531-08	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mr	Leslie John	Adams	YR503330D	70 Chesford Crescent COVENTRY CV6 7LP	4.28	C07305472-01	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	David Llewellyn	Allen	YR609327D	5 Chaucer Close PENARTH South Glam CF64 2ST	4.28	C07306992-03	Full Exercise	946	946	0	£4,050.00	£4,048.88	£1.12	CHR
Mr	John Martin	Birchall	WAB22660A	4 Lees Road Anderton CHORLEY Lancs PR6 9PP	4.28	C07305493-04	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Ms	J Ann	Collier	WE9517B0C	73 College Road BARRY South Glam CF62 8HR	4.28	C07307006-09	Full Exercise	551	551	0	£2,362.50	£2,358.28	£4.22	INV
Mr	Peter Anthony	Duffy	NB523687A	42 Hollocombe Rd Whitegate Meadow West Derby LIVERPOOL L12 0RW	4.28	C07306940-00	Full Exercise	2207	2207	0	£9,460.00	£9,445.96	£4.04	CHR
Mr	Edward	Dunham	YX499954D	3 Standforth Place LIVERPOOL L16 1LD	4.28	C07305655-04	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	INV
Mr	Peter	Flynn	YP770858A	6 Whitewillow Close Failsworth MANCHESTER M35 9GG	4.28	C07306964-08	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mrs	Janice	Freel	NR852880C	10 Loudoun Street Stewarton KILMARNOCK Ayrshire KA3 5JB	4.28	C07306763-07	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Derek	Gallop	YX193133B	Orchard Lodge 11 Brokerstown Road LISBURN Co Antrim BT28 2EE	4.28	C07305341-05	Full Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Miss	Susan	Grahamslaw	NA2562860	2 Mosspark Avenue Georgetown DUMFRIES DG1 4PA	4.28	C07306009-08	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Alan	Hadwell	YB89950CA	19 Andrew Avenue Melling LIVERPOOL L31 1BL	4.28	C07306385-02	Full Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	John Joseph	Hannan	YM599617A	12 Elm Grove Brow Lane Shelf HALIFAX West Yorkshire HX3 7QP	4.28	C07305693-07	Full Exercise	1182	1182	0	£5,062.50	£5,058.96	£3.54	CHR
Mr	Vincent J	Harris	YY757713D	15 Caer Odyn Southra Park DINAS POWYS South Glam CF64 4UF	4.28	C07307030-01	Full Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	INV
Mr	Mark	Hassall	NY607193D	54 Park Avenue Fazakerley LIVERPOOL L9 9DG	4.28	C07305956-01	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Paul	Jackson	WP183342C	32 Fairwater Avenue WELLING Kent DA16 2HY	4.28	C07307091-03	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mrs	Julie	Jenkins	NS148631B	1 Charlotte Gardens Dowlais MERTHYR TYDFIL Mid Glam CF48 3LJ	4.28	C07307091-06	Full Exercise	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	John Neil	McKay	WA434426A	34 West Drive Lanchester DURHAM DH7 0HQ	4.28	C07306238-04	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mr	Alexander Boyd	Milligan	YL861497B	1 Irvine Rd KILMARNOCK Ayrshire KA12JN	4.28	C07307059-10	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Ms	Kathleen	Murphy	YR7527250	1 Summerhill Thomastown MERTHYR TYDFIL Mid Glam CF47 0EY	4.28	C07306023-00	Full Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Ms	Linzi	Nicholson	JE767142C	21 Town End Golcar HUDDERSFIELD HD7 4QA	4.28	C07306830-07	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	INV
Mr	David	Price	YP550289D	36 Ringley Meadows Radcliffe MANCHESTER M26 1ER	4.28	C07306453-00	Full Exercise	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Michael	Shaw	YS389871C	36 Park Road New Barnet BARNET Herts EN4 9QS	4.28	C07306608-08	Full Exercise	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Alan Johnston	Smith	NE917632D	33 Penilee Road Ralston PAISLEY Renfrewshire PA1 3EU	4.28	C07306373-09	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	CHR
Mrs	Hilary	Smith	YR660760D	21 Longbeck Road Marske REDCAR Cleveland TS11 6EZ	4.28	C07306295-03	Full Exercise	157	157	0	£675.00	£671.96	£3.04	CHR
Mr	Robert William	Stuart	YB900369D	Carrdon Leyfield Close LIVERPOOL L12 9HS	4.28	C07305413-06	Full Exercise	2681	2681	0	£11,475.00	£11,474.68	£0.32	INV
Mr	Colin George	Taylor	NW995998D	Flat 1 174 Bell Street GLASGOW G4 0TG	4.28	C07306165-05	Full Exercise	126	126	0	£540.00	£539.28	£0.72	CHR
Mr	Geoffrey Peter	Taylor	WG081725B	81 Beechwood Rise WATFORD WD2 5SQ	4.28	C07306043-08	Full Exercise	1025	1025	0	£4,387.50	£4,387.00	£0.50	CHR
Mr	Peter	Thompson	ZW993685C	32 Rigby Drive WIRRAL Merseyside CH49 1RF	4.28	C07305911-01	Full Exercise	394	394	0	£1,687.50	£1,686.32	£1.18	INV
Mr	Stanley	Trevithick	YY538268A	14 Logie Park East Mains East Kilbride GLASGOW G74 4BT	4.28	C07305813-07	Full Exercise	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Ms	Sarah Elizabeth	Turner	NE150723D	23 Merlin Close Chafford Hundred GRAYS Essex RM16 6RY	4.28	C07306813-07	Full Exercise	1103	1103	0	£4,725.00	£4,720.84	£4.16	CHR
Mrs	Lynn	Upton	YW54B407A	Flat 18 Stanley Place CHESTER CH1 2LU	4.28	C07306853-06	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
							Totals	3414	3414	0	£147,352.50	£147,291.92	£60.58	

CERTIFICATE REQUIRED

Trinity Mirror Maturity Schedule
Sell All Shares
05/08/2005

Title	Forenames	Surname	NI Number	Address	Roll Number	Option Chosen	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Jeremy	Armstrong	NH409835D	49 Wolveleigh Terrace Gosforth NEWCASTLE UPON TYNE NE3 1UP	C07305627-09	Sell All Shares on Exercise	4.28	3942	3942	0	£16,875.00	£16,871.76	£3.24	INV
Mr	John Howard	Avison	YR405596D	8 Club Houses Armitage Bridge HUDDERSFIELD HD4 7NU	C07305506-10	Sell All Shares on Exercise	4.28	2365	2365	0	£10,125.00	£10,122.20	£2.80	CHR
Mr	Lee Anthony	Batten	NX957672D	191 Heol Trelai Caerau CARDIFF CF5 5LF	C07306996-06	Sell All Shares on Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mr	Robert	Bedward	NR472066A	2 Woodgreen Chelsyn Hay WALSALL WS6 7HB	C07305760-07	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Graham	Cashmore	YY760922C	57 Bridge Street WARWICK CV34 5PD	C07308883-08	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	John Anthony	Churchill	WK399332B	82 Dudley Court Endell Street LONDON WC2H 9RJ	C07305931-06	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Mr	Catherine J	Deuchars	YL499774D	4 Nimmo Avenue Hillyand PERTH PH1 2PX	C07306159-00	Sell All Shares on Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mrs	Janine Karen	Dickens	NB524223D	Greenbank Old Molk Road WREXHAM Clwyd LL11 4SB	C07306521-09	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,596.40	£3.60	INV
Mr	Kenneth	Drape	NS091733A	105 Coniston Heworth GATESHEAD Tyne and Wear NE10 0XD	C07305569-02	Sell All Shares on Exercise	4.28	157	157	0	£675.00	£671.96	£3.04	CHR
Mr	John Anthony	Duffy	YR745016D	15 Eastleigh Road Prestwich MANCHESTER M25 0BG	C07306744-00	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Stephen	Forbes	YR418566A	8 Parkgate Way Shaw OLDHAM OL2 8JH	C07306996-04	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Alan John	Fowkes	ZY771399A	22 Heath Croft Road Four Oaks SUTTON COLDFIELD West Midlands B75 6RT	C07305880-04	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Mary Josephine	Gayton	YH928243D	25 Hillards Croft Great Barr BIRMINGHAM B42 2ED	C07306263-07	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Ms	Jayne	Gibbs	WK656934A	4 Braybrook Close Swanwick ALFRETON Derbyshire DE55 1DS	C07306797-01	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.38	INV
Mr	Daniel Alexander	Giblin	NA228985B	1 Glenhead Drive MOTHERWELL Lanarkshire ML1 2DS	C07305664-03	Sell All Shares on Exercise	4.28	2385	2385	0	£10,125.00	£10,122.20	£2.80	INV
Mr	Robert	Goddard	NA604369D	43 Beverley Road GATESHEAD Tyne and Wear NE9 5UU	C07306352-06	Sell All Shares on Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mr	Christopher	Graham	YA790731A	2280 Great Western Road Old Drumchapel GLASGOW G15 6UU	C07306516-02	Sell All Shares on Exercise	4.28	157	157	0	£675.00	£671.96	£3.04	INV
Mr	Steven	Greston	YS839759A	2 Martin Road Mossley Hill LIVERPOOL L18 4RN	C07306432-08	Sell All Shares on Exercise	4.28	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Miss	Louise	Harkness	NR274073C	71 Dundee Drive GLASGOW G52 3HL	C07306433-06	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.58	INV
Mrs	Rebecca	Haymes	NR956565B	24 Nursery Close Shepshed LOUGHBOROUGH Leics LE12 9SN	C07306690-08	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Nigel B	Holmes	YH004853C	49 Rooks Avenue CLECKHEATON West Yorkshire BD19 3YD	C07305789-05	Sell All Shares on Exercise	4.28	157	157	0	£675.00	£871.96	£3.04	INV
Mr	Julian M	Hughes	YY700584D	48 Mountjoy Road Egerton HUDDERSFIELD HD1 5QQ	C07305917-00	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Suzanne	Ibbotson	WE416679A	33 To 35 Malvern Rise Newsome HUDDERSFIELD HD4 6DG	C07306463-08	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	INV
Mrs	Eleanor Kennedy	Jones	YK646783D	10 Coombe Road Irby WIRRAL Merseyside CH61 4UR	C07306210-04	Sell All Shares on Exercise	4.28	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Roy	Kennedy	WK56874?C	15 Blayhill Drive Mottram Rise STOCKPORT Cheshire SK1 2TR	C07305360-01	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Colin John	Lane	NW044716D	10 Glendale Way LIVERPOOL L37 4HX	C07305984-07	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
Mr	Neil	McIntyre	NS029257B	41 Breadie Drive Milngavie GLASGOW G62 6LS	C07306408-05	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£2.38	INV
Mr	Peter	McKechnie	YH912662D	185 Baginton Road Styvechale COVENTRY CV3 6FX	C07306786-06	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.38	CHR
Mr	Frank	McLean	YS942062D	145 Pitch Lane Knotty Ash LIVERPOOL L14 0LD	C07305263-05	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	David Arthur	Meed	YS216044A	68 Durrants Drive Croxley Green RICKMANSWORTH Herts WD3 3NS	C07305875-09	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.38	INV
Mrs	Valerie	Moran	YY957775A	8 Blackstone Court Blacklane BLAYDON ON TYNE Tyne and Wear NE21 4HH	C07305672-08	Sell All Shares on Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.60	CHR
Mr	John	Needham	YE232759D	9 Melton Close Worsley MANCHESTER M28 3SN	C07305369-05	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Richard	Oakes	JA115300A	29 Heolgerrig MERTHYR TYDFIL Mid Glam CF48 1RP	C07307094-06	Sell All Shares on Exercise	4.28	946	946	0	£4,050.00	£4,048.88	£1.12	CHR
Mr	John	Petmear	JR878247D	9 Pritchett Road Ormesby MIDDLESBROUGH Cleveland TS3 0NQ	C07306532-04	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Stephen W	Potts	YW842354C	59 Castleway SALFORD M6 7AL	C07306994-06	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.38	CHR
Ms	Shirley	Paxton	YX670139B	3 Finch Close Woodville SWADLINCOTE Derbyshire DE11 7QH	C07308975-03	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.38	INV
Mr	David Glynder	Rees	WP266401C	32 Woodbridge Close The Shires Bloxwich WALSALL WS3 3UG	C07306810-02	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Colin Patterson	Robertson	WA331858C	26 Badminton Road NEWPORT Gwent NP19 7NH	C07307076-10	Sell All Shares on Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mrs	Christine Anne	Roger	NR432586C	Adraig Turrelbank Drive The Oaks CRIEFF Perthshire PH7 4LW	C07306937-04	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Kenneth	Scott	NA423777D	130 Alloa Road Stenhousemuir Falkirk LARBERT Stirlingshire FK5 4HQ	C07305757-02	Sell All Shares on Exercise	4.28	3311	3311	0	£14,175.00	£14,171.08	£3.92	CHR
Mr	Kevin Brian	Sharkey	NY334861C	84 Ashworth St Failsworth MANCHESTER M35 0JG	C07306584-07	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	George Ronald	Smith	YH912278D	33 Falkland Way Chelmsley Wood BIRMINGHAM B36 0LT	C07305757-07	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	James John	Styles	YB781348A	16 Centurion Drive WIRRAL Merseyside CH47 7AL	C07306391-07	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mrs	Judith Rachel	Sullivan	YX446424C	7 Underwood Close Callow HM REDDITCH Worcs B97 5YS	C07305571-10	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Miriam	Szokalski	JJ925663D	8 Edward Place Stepps GLASGOW G33 6EN	C07306691-06	Sell All Shares on Exercise	4.28	157	157	0	£675.00	£671.96	£3.04	CHR
Mrs	Kathleen	Taylor	YH817599C	25 Rosedale Crescent Pine Hills GUISBOROUGH Cleveland TS14 8HZ	C07306691-08	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Mr	John Joseph	Thomson	YZ867400A	1 Larfonwood WIRRAL Merseyside CH48 8YO	C07306868-08	Sell All Shares on Exercise	4.28	2207	2207	0	£9,450.00	£9,445.96	£4.04	CHR
Mr	David	Thompson	YPB31893D	30 Clarence Gardens Hyndland GLASGOW G11 7JW	C07306204-10	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	INV
Mr	James	Traynor	YS775901C	107 Cromarty Road AIRDRIE Lanarkshire ML6 9RL	C07305471-03	Sell All Shares on Exercise	4.28	3154	3154	0	£13,500.00	£13,499.12	£0.88	INV
Mr	Ronald	Walsh	YE948232A	88 Clive Rd Failsworth MANCHESTER M35 0NW	C07305392-10	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Nicholas	White	VN452599A	87 Cambridge Road Failsworth MANCHESTER M35 0GG	C07305393-08	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mr	Dale	Williams	NM528670D	12 Denescourt Road Tettenhall WOLVERHAMPTON WV6 8BG	C07306808-04	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Miss	Caroline Louise	Wood	NP81182CC	199 Balmoral Drive SOUTHPORT Merseyside PR8 6QJ	C07305845-10	Sell All Shares on Exercise	4.28	1892	1892	0	£8,100.00	£8,097.76	£2.24	CHR
						Totals		60535	60535	0	£259,200.00	£259,089.80	£110.20	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED

Trinity Mirror Maturity Schedule
HSDL Account
05/08/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Keith	Baines	YS909629A	208 Lightwoods Hill SMETHWICK West Midlands B67 5EH	4.28	C/07308709-02	Full Exercise to Corporate Nominee	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Ms	Paula	Berwick	NX647781B	Cedar House 17 Woodvale Court Banks SOUTHPORT Merseyside PR9 8FT	4.28	C/07307131-06	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	David	Buckley	WL844784C	45 Wakefield Road Clayton West HUDDERSFIELD HD8 9PU	4.28	C/07305787-09	Full Exercise to Corporate Nominee	394	394	0	£1,687.50	£1,686.32	£1.18	INV
Mr	David	Bulmer	NH653893A	2 High Bank Gate LEEDS LS15 8DE	4.28	C/07305804-02	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Miss	Leigh	Bulmer	NS962536A	8 Hidcote Gardens Ingleby Barwick STOCKTON ON TEES Cleveland TS17 0XU	4.28	C/07306208-02	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	INV
Ms	Sarah	Burnett	YK434295B	213 Horseshoe Lane Garston WATFORD WD25 7JE	4.28	C/07305743-07	Full Exercise to Corporate Nominee	1103	1103	0	£4,725.00	£4,720.84	£4.16	CHR
Mr	Malcolm Ronald	Burroughs	YP769182A	25 Consett Park Terrace Moorside CONSETT Co Durham DH8 8ET	4.28	C/07306417-04	Full Exercise to Corporate Nominee	3942	3942	0	£16,875.00	£16,871.76	£3.24	CHR
Mr	Norman John	Carr	YP769182A	2 Homefield Road Burnt Oak Edgeware Middx HA8 0PS	4.28	C/07305513-02	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Alan Glyn	Carter	YL2117668	2 Homefield Road Burnt Oak Edgeware Middx HA8 0PS	4.28	C/07305905-01	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Mrs	Susan Jeanette	Coward	YR619980C	255 Warwick Road Olton SOLIHULL West Midlands B92 7AB	4.28	C/07306529-04	Full Exercise to Corporate Nominee	157	157	0	£675.00	£671.96	£3.04	CHR
Mrs	Margaret J	Fitton	YP879403B	38 Alexander Avenue Earl Shilton LEICESTER LE9 7AF	4.28	C/07306806-00	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Graeme	Ingram	VM513963D	20 Southfield Road EDINBURGH EH15 1RJ	4.28	C/07306645-02	Full Exercise to Corporate Nominee	3942	3942	0	£16,875.00	£16,871.76	£3.24	INV
Mr	Ralph	Jackson	YK649951A	25 Knowl Street Hollinwood OLDHAM OL8 3RG	4.28	C/07306011-04	Full Exercise to Corporate Nominee	946	946	0	£4,050.00	£4,048.88	£1.12	INV
Mr	Abdul	Kashem	JG1970990	104 Glengarke Road Forest Gate LONDON E7 8BW	4.28	C/07305900-06	Full Exercise to Corporate Nominee	157	157	0	£675.00	£671.96	£3.04	CHR
Mr	John Edwin	Lawrence	YT479728C	6 Burnside Drive AYR KA8 9GY	4.28	C/07305602-03	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mrs	Tracy Michelle	Littlefair	NB483248A	33 Landseer Drive Wolviston Grange BILLINGHAM Cleveland TS23 3GF	4.28	C/07305351-02	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	James Brian	Lucas	YK925601C	Foxtail Lodge 201 Warwick Road RAYLEIGH Essex SS6 8UJ	4.28	C/07305439-10	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
Mr	Angus	McIntyre	NB281821A	5 Glen Sannox Grove Cumbernauld GLASGOW G68 0GH	4.28	C/07305891-03	Full Exercise to Corporate Nominee	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Giancarlo Romeo	Rinaldi	NS474864C	19 Ardwall Road DUMFRIES DG1 3AQ	4.28	C/07305377-06	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Stephen James	Roberts	YM653488B	27 Perry Avenue HYDE Cheshire SK14 4ET	4.28	C/07305786-00	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	Colin	Russell	YM604409C	Walker House Claxton YORK YO60 7SD	4.28	C/07306718-05	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
Mr	David Malcolm	Sinclair	YZ705179A	34 Lingdale Avenue SUNDERLAND SR6 8AZ	4.28		Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
							Totals	30667	30667	0	£131,287.50	£131,254.76	£32.74	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED

Trinity Mirror Maturity Schedule
Part Sale/Part Share Certificate
05/08/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercise to Sell	Exercised to Certificate	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mrs	Susan Jean	Torpey	YR046750C	58 Vicarage Road CHELMSFORD CM2 9PQ	4.28	C0730575609	Full Exercise Part Sale/Part Share Cert	788	500	288	0	£3,375.00	£3,372.64	£2.36	CHR
							Total	788	500	288	0	£3,375.00	£3,372.64	£2.36	

PART EXERCISE - CERTIFICATE REQUIRED
PART SELL - HALIFAX SHARE DEALING NOMINEES LIMITED

Trinity Mirror Maturity Schedule
Early Exericse
05/08/2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Keith George	West	ZT782340A	126 Winton Drive Croxley Green RICKMANSWORTH Herts WD3 3QY	3.14	C/08066433-05	Full Exercise	601	539	62	£1,694.50	£1,692.46	£2.04	INV
							Total	601	539	62	£1,694.50	£1,692.46	£2.04	

EXHIBIT C-(a) 216

Trinity Mirror plc

Minutes of a Meeting of the Administration Committee held at
One Canada Square, Canary Wharf, London, E14 5AP, on the 12th August 2005

Executive Share Options – Allotment of Shares

There was produced to the Meeting an exercise schedule, provided by Howells Associates, the administrators to the Company's Executive Share Option Scheme, listing option holders who were wishing to exercise their options. It was noted that options over 20,891 shares are to be exercised at a price of 470.5p It was further noted that the company was in receipt of £148,910.11.

IT WAS RESOLVED:

1. THAT forthwith 20,891 shares be issued to TD Waterhouse Nominees (Europe) Limited, Participant ID:277, Member Account CESREG, as nominee for the option holders named in the Schedule in the proportions set out, each ranking pari passu with the existing issued Ordinary Shares of 10p each; and

2. THAT the sealing and issue by the Company's Registrars, Lloyds TSB Registrars, of share certificates for 20,891 Ordinary Shares of 10p each, fully paid, drawn in respect of the said allotment, be authorised.

Certified that the above resolution was duly passed and entered into the Minute Book of the Company and duly signed by the Chairman.

....
Assistant Secretary

Trinity Mirror plc

Executive Option Schedule

Exercise Date: 12th August 2005

Option Holder	No. Shares	@ Option Price (p)	Exercise Cost (£)
Trinity Mirror plc Unapproved Executive Share Option Scheme 2000			
Mr Dominic Carter	8,671	470.5p	£91,415
Mrs Paula Derry	6,907	470.5p	£32,497.44
Trinity Mirror plc Approved Executive Share Option Scheme 2000			
Mr Andrew Boyd	5,313	470.5p	£24,997.67
Grand Total	**20,891**		**£148,910.11**

EXHIBIT C-(a) 217



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full

TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 2	Month 0 8	Year 2 0 0 5	Day	Month	Year
Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY				
Number allotted	80,638	3,747				
Nominal value of each share	£0.10	£0.10				
Amount (if any) paid or due on each share (including any share premium)	428P	314P				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
or companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Individuals at attached schedules	Class of shares allotted £0.10 Ordinary	Number allotted 9,930
Address		
UK postcode		
Name Halifax Share Dealing Nominees Limited	Class of shares allotted £0.10 Ordinary	Number allotted 70,708
Address As attached schedules		
UK postcode		
Name Mr M D Ansell	Class of shares allotted £0.10 Ordinary	Number allotted 2,027
Address 61 Palmeira Road Bexleyheath Kent		
UK postcode DA7 4UU		
Name Mr Peter Hinchliffe	Class of shares allotted £0.10 Ordinary	Number allotted 157
Address 2A Hindley Street Ashton Undr Lyne Lancs		
UK postcode OL7 0BX		

Please enter the number of continuation sheets (if any) attached to this form   1

Signed _____   Date 12/08/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Linda Mailey, Trinity Mirror plc, One Canada Square,
Canary Wharf, London, E14 5AP

Tel 020 7293 2571

DX number   DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Mark Richard Kenton	Class of shares allotted £0.10 Ordinary	Number allotted 269
Address 6 Rye Close Stanway Colchester		
UK postcode CO3 0YP		
Name Mr M Nedim	Class of shares allotted £0.10 Ordinary	Number allotted 1,079
Address 49 Wordsworth House 6 Woolwich Common London		
UK postcode SE18 4HR		
Name Mrs Corinne Roberts	Class of shares allotted £0.10 Ordinary	Number allotted 215
Address 34 Nevin Road Blacon Chester		
UK postcode CH1 5RS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   **Date** _13/08/05_

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, One Canada Square,
	Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange

coform

EXHIBIT C-(a) 218



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82548

Company Name in full | TRINITY MIRROR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: 1 2 0 8 2 0 0 5

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	20,891		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

A38
COMPANIES HOUSE   0465
17/08/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name T D Nominees (Europe) Limited **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10 Ordinary	Number allotted 20,891
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   **Date** ʼ5/08/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc, 20th Floor,
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 2571
	DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From						To					
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year				Day	Month	Year			
	1	9	0	8	2	0	0	5				

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	7,208	49,570	7,348
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	470.5p	426p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

0272
23/08/05
COMPANIES HOUSE



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			
)Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 9	Month 0 8	Year 2 0 0 5		Day	Month	Year	

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	23,668		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	497.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

)**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 87,794
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 19.8.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

EXHIBIT C-(a) 220

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

169

Please do not
write in
this margin

Pursuant to section 169 of the Companies Act 1985

*Please complete
legibly, preferably
in black type, or
bold block lettering*

To the Registrar of Companies
(Address overleaf)

For official use   company number

| | | | 82548 |

Name of company

* insert full name
of company

* TRINITY MIRROR PLC

Note
This return must be
delivered to the
Registrar within a
period of 28 days
beginning with the
first date on which
shares to which it
relates were delivered
to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY SHARES		
Number of shares purchased	1060000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SPREADSHEET		
Maximum prices paid § for each share	SEE ATTACHED SPREADSHEET.		
Minimum prices paid § for each share	SEE ATTACHED SPREADSHEET.		

§ A private company
is not required to
give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£6,505,448 $\frac{15}{7}$
Stamp Duty is payable on the aggregate amount at the rate of ¹/₂% rounded up to the nearest multiple of £5	£ 32,530 °°

TR/POS
2/9/05

‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Signed _____   Designation ‡ DIRECTOR   Date 1/September/2005.

Presentor's name address and
reference (if any) :

For official Use (10/03)
General Section   Post room

Share Buyback Record of Transactions

Date	Broker	No of shares bought	Price	Consideration	Brokers Comm 0.20%	PTM Levy	Payment to Brokers	Stamp Duty Due 0.50%
03/08/2005	Cazenove	50,000	6.120000	306,000.00	612.00	1.00	306,613.00	1,533.07
04/08/2005	Cazenove	50,000	6.136532	306,826.60	613.65	1.00	307,441.25	1,537.21
05/08/2005	Cazenove	50,000	6.170292	308,514.60	617.03	1.00	309,132.63	1,545.66
08/08/2005	Cazenove	50,000	6.177000	308,850.00	617.70	1.00	309,468.70	1,547.34
09/08/2005	Cazenove	50,000	6.174100	308,705.00	617.41	1.00	309,323.41	1,546.62
10/08/2005	Cazenove	200,000	6.095069	1,219,013.80	2,438.03	1.00	1,221,452.83	6,107.26
11/08/2005	Cazenove	135,000	6.074574	820,067.49	1,640.13	1.00	821,708.62	4,108.54
12/08/2005	Cazenove	105,000	6.082381	638,650.01	1,277.30	1.00	639,928.31	3,199.64
15/08/2005	Cazenove	70,000	6.096975	426,788.25	853.58	1.00	427,642.83	2,138.21
17/08/2005	Cazenove	100,000	6.156336	615,633.60	1,231.27	1.00	616,865.87	3,084.33
18/08/2005	Cazenove	100,000	6.160091	616,009.10	1,232.02	1.00	617,242.12	3,086.21
19/08/2005	Cazenove	100,000	6.173928	617,392.80	1,234.79	1.00	618,628.59	3,093.14
		1,060,000		6,492,451.25	12,984.90	12.00	6,505,448.15	32,527.24

Actual payment rounded to nearest £5 up   £32,530.00

F:\Common\EPS details\[Buyback3to31August2005.xls]Buybacks support

EXHIBIT C-(a) 221



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day 0 2	Month 0 9	Year 2 0 0 5	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	11,460	25,599	9,899
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	426p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   333   12/09/05



88(2) cont

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number	82548

Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		

Date or period during which shares were allotted

(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year	Day	Month	Year
	0 2	0 9	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	3,125	3,000	3,850
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	544p	437p	452.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares *were allotted*

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode M3 3TD	Class of shares allotted £0.10p Ordinary	Number allotted 56,933
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   1

Signed _[signature]_   **Date** 9. 9. 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 222



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 0 8	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	30,576		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

COMPANIES HOUSE   0330
                    12/09/05

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	Class of shares allotted £0.10p Ordinary	Number allotted 21,277
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Individuals per attached schedule	Class of shares allotted £0.10p Ordinary	Number allotted 9,299
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [3]

Signed _____   Date _8.9.05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror Maturity Schedule
Share Certificate
22 August 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Ian M	Bailey	WL713628C	Riverside 2 Bushey Lea ONGAR Essex CM5 9ED	4.28	C/07305410-01	Full Exercise	1103	1103	0	£4,725.00	£4,720.84	£4.16	CHR
Mr	David Anthony	Carbott	YW489915B	27 Woodhurst Avenue WATFORD WD25 9RU	4.28	C/07305744-05	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Peter	Crozier	WM830138C	7 Arkwright Street GATESHEAD Tyne and Wear NE8 4TY	4.28	C/07306007-01	Full Exercise	236	236	0	£1,012.50	£1,010.08	£2.42	CHR
Mr	John Anthony	Doyle	YL517858A	63 Beresford Road LIVERPOOL L8 4TN	4.28	C/07306312-07	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mrs	Julie Elizabeth	Fitch	WK392988D	3 Westminster Cottages Stalbridge STURMINSTER NEWTON Dorset DT10 2PH	4.28	C/07306751-03	Full Exercise	3942	3942	0	£16,875.00	£16,871.78	£3.24	CHR
Miss	Angela Elenor	Hudi	WL023560B	37 Traquair Drive GLASGOW G52 2TB	4.28	C/07305722-04	Full Exercise	551	551	0	£2,362.50	£2,358.28	£4.22	CHR
Mr	Alan Wayne	Nattrass	YK434839B	44 Conway Close Houghton Regis DUNSTABLE Beds LU5 5SE	4.28	C/07305991-10	Full Exercise	315	315	0	£1,350.00	£1,348.20	£1.80	INV
Mrs	Margaret R	Shaw	YS654238D	2 Windyridge HAMILTON Lanarkshire ML3 7PS	4.28	C/07306089-08	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
Mr	Patrick Charles	Shennan	NB768421C	27 Moorland Avenue Crosby LIVERPOOL L23 2SN	4.28	C/07305839-05	Full Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
							Totals	9299	9299	0	£39,825.00	£39,799.72	£25.28	

Trinity Mirror Maturity Schedule
HSDL Account
22 August 2005

tle	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
c	David	Beagen	WE120440D	217 Kings Park Avenue Kings Park GLASGOW G44 4HZ	4.28	C07306247-03	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£1.80	CHR
c	Andrew R	Brewer	JJ515012A	114 Villiers Street COVENTRY CV2 4HL	4.28	C07305818-02	Full Exercise to Corporate Nominee	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
r	Timothy	Curran	YP259416B	38 Tidy Street BRIGHTON BN1 4EL	4.28	C07305669-04	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
rs	Irene	Foley	YT64786 1B	12 Salisbury Avenue West Kirby WIRRAL Merseyside L48 0QP	4.28	C07306913-03	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
r	Stephen Coey	Fox	NH389810A	Apartment No 2 Bridgwater Bank 84 Great Bridgwater Street MANCHESTER M1 5JG	4.28	C07306681-09	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
ir	Ross	Gregory	JG839863D	22 Glenhurst Drive Whickham NEWCASTLE UPON TYNE NE16 5SJ	4.28	C07306932-10	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
is	Frances J	Hardwick	YX605951A	8 Barnwood Brooklea Park Llsvane CARDIFF CF4 5XF	4.28	C07307028-10	Full Exercise to Corporate Nominee	236	236	0	£1,012.50	£1,010.08	£2.42	INV
irs	Beverley	Monkman	YR499437B	4 Dockers Close Balsall Common COVENTRY CV7 7EH	4.28	C07305526-04	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	INV
irs	Pauline	Paterson	JW946906C	10 Highfield Place Girdle Toll IRVINE Ayrshire KA11 1BW	4.28	C07305883-02	Full Exercise to Corporate Nominee	473	473	0	£2,025.00	£2,024.44	£0.56	CHR
ir	Jeffrey Franklyn	Pitt	YW957097D	49 Princes Avenue Prestatyn Denbighshire Clwyd LL19 8RW	4.28	C07306586-03	Full Exercise to Corporate Nominee	157	157	0	£675.00	£671.96	£3.04	INV
ir	Ernest	Wilson	YV491461A	15 The Vale STOCKTON ON TEES Cleveland TS19 0XL	4.28	C07305949-09	Full Exercise to Corporate Nominee	551	551	0	£2,362.50	£2,358.28	£4.22	INV
							Totals	6461	6461	0	£27,675.00	£27,653.08	£21.92	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
Sell All Shares
22 August 2005

tle	Forenames	Surname	NI Number	Roll Number	Option Chosen	Option Price	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
.	Derek W	Brown	YH283895A	C/07306274-00	Sell All Shares on Exercise	4.28	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
iss	Rebecca	Burns	N2486287D	C/07305688-06	Sell All Shares on Exercise	4.28	946	946	0	£4,050.00	£4,048.88	£1.12	CHR
rs	Celia Margaret	Carter	YV947356A	C/07306502-02	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	INV
r	Richard A M	Davies	YR583410D	C/07306563-04	Sell All Shares on Exercise	4.28	473	473	0	£2,025.00	£2,024.44	£0.56	INV
r	John Keith	Ellam	YL931620C	C/07306658-04	Sell All Shares on Exercise	4.28	1103	1103	0	£4,725.00	£4,720.84	£4.16	INV
r	William Amell	Fleming	WE118506A	C/07306760-02	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	CHR
r	Derek	Graham	YE9324668	C/07306937-00	Sell All Shares on Exercise	4.28	394	394	0	£1,687.50	£1,686.32	£1.18	INV
s	Cheryl J	Johnson	NB73230 9C	C/07307038-07	Sell All Shares on Exercise	4.28	157	157	0	£675.00	£671.96	£3.04	INV
r	Alan	Jones	YM688074D	C/07305359-08	Sell All Shares on Exercise	4.28	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
rs	Pauline	Mayson	YS906830A	C/07305769-00	Sell All Shares on Exercise	4.28	315	315	0	£1,350.00	£1,348.20	£1.80	INV
r	Terence	O'Hanlon	ZX194525D	C/07305927-08	Sell All Shares on Exercise	4.28	2996	2996	0	£12,825.00	£12,822.88	£2.12	CHR
r	John Williams	Pluckrose	YH359469A	C/07305947-02	Sell All Shares on Exercise	4.28	551	551	0	£2,362.50	£2,358.28	£4.22	INV
iss	Pauline Joyce	Samuels	YX446455B	C/07305934-00	Sell All Shares on Exercise	4.28	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
r	Stephen John	Shakeshaft	YK663401A	C/07305628-07	Sell All Shares on Exercise	4.28	1103	1103	0	£4,725.00	£4,720.84	£4.16	INV
r	David Leslie	Stewart	YL499562C	C/07306573-01	Sell All Shares on Exercise	4.28	1261	1261	0	£5,400.00	£5,397.08	£2.92	INV
r	Edward	Yacoby	WP105147C	C/07305399-07	Sell All Shares on Exercise	4.28	157	157	0	£675.00	£671.96	£3.04	INV
					Totals		14816	14816	0	£63,450.00	£63,412.48	£37.52	

EXERCISE AND SELL - HALIFAX SHARE DEALING NOMINEES LIMITED (ID3X24)

Addresses:
- 212 Greenock Road LARGS Ayrshire KA30 8SB
- Flat 7 Quayfil House 24-25 Broad Street BRIGHTON BN2 1TJ
- 93 Walsall Road Norton Canes CANNOCK Staffs WS11 3QY
- 3 Maes Gwelfor Pentre Halkyn HOLYWELL Clwyd CH8 8AR
- 13 Deercroft Avenue Salandine Nook HUDDERSFIELD HD3 3SH
- 8 Deepdale Stewartfield East Kilbride GLASGOW G74 4NH
- 8 Laurel Drive Whitby SOUTH WIRRAL L65 6TW
- 28 Penhavad Street Grangetown CARDIFF CF11 7LS
- 24 Dale View LITTLEBOROUGH Lancs OL15 0BP
- 63 Foxland Close Cheswick Green SOLIHULL West Midlands B90 4HL
- 6 Elmhurst Court CROYDON CR0 1HQ
- 16 Blackhorse Lane North Weald EPPING Essex CM16 6EP
- 29 Walmley Ash Road SUTTON COLDFIELD West Midlands B76 1JA
- Birch Tree House Blackmoss Lane Scarisbrick ORMSKIRK Lancs L40 9RN
- 6 Friar St PERTH PH2 0ED
- 7 Wrigley Head Crescent Failsworth MANCHESTER M35 9BN



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number	82548

Company Name in full	Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 6	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	40,881	32,886	22,511
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	470.5p	426p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   12/09/05



88(2) cont

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted

(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 6	0 8	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	646		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	544p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 96,924
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date 8.9.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

coform

EXHIBIT C-(a) 224



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 5	0 9	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	28,627	1,112	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A37   0249
COMPANIES HOUSE   12/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33x24)	Class of shares allotted £0.10 Ordinary	Number allotted 6,304
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Ms Shelley-Anne Meekcomes	Class of shares allotted £0.10 Ordinary	Number allotted 1,004
Address 7 Bramble Avenue Bean Dartford Kent		
UK postcode DA2 8BP		
Name Miss Joanne Louise Nelson	Class of shares allotted £0.10 Ordinary	Number allotted 226
Address 13 Dan Yr Ardd The Oaks Castleview Caerphilly Mid Glamorgan		
UK postcode CF83 1TS		
Name Mr Mark Anthony L Ellison	Class of shares allotted £0.10 Ordinary	Number allotted 286
Address 143 Deanswood Park Deans Livingston West Lothian		
UK postcode EH54 8NZ		

Please enter the number of continuation sheets (if any) attached to this form   **2**

Signed _____   Date _____

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange



Names and addresses of the allottees   *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	Class of shares allotted £0.10p Ordinary	Number allotted 27,037
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Pauline Hall	Class of shares allotted £0.10p Ordinary	Number allotted 157
Address 14 Pendock Close Brookfield Middlesbrough Cleveland		
UK postcode TS5 8HT		
Name Mr Roger George Thomas Jones	Class of shares allotted £0.10p Ordinary	Number allotted 78
Address 11A Chalfont Close Bedworth Warwickshire		
UK postcode CV12 8PB		
Name Miss Jane Kaye	Class of shares allotted £0.10p Ordinary	Number allotted 788
Address 15 Summer Street Netherton Huddersfield		
UK postcode HD4 7JG		

Please enter the number of continuation sheets (if any) attached to this form   `2`

Signed _____   Date 9.9.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   Tel 020 7293 3281
DX number   DX exchange

ccform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Philip John Smith	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 567
Address 30 Sandwell Avenue Wednesbury West Midlands		
UK postcode WS10 7RH		
Name Mr William Wakefield	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 1,112
Address 22 Curlew close Ayton Washington Tyne and Wear		
UK postcode NE38 0EH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   [2]

Signed _____   Date 9.9.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

coform

Reg No: 82548

Trinity Mirror
Maturity Schedule
Sell All Shares
5 Sept 2005

Title	Forenames	Surname	NI Number	Roll Number	Address	Option Price	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Alfred Vincent	Ashworth	YE420403C	C/07305494-02	8 Bidston Road Anfield LIVERPOOL L4 7XJ	4.28	Sell All Shares on Exercise	630	630	0	£2,700.00	£2,696.40	£3.60	CHR
Mr	Calum J	Currie	NE874563D	C/07305784-04	16 Coruisk Drive Clarkston GLASGOW G76 7NG	4.28	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	CHR
Mr	Catherine	English	NH856269C	C/07306050-00	77 Coleraine Road Great Barr BIRMINGHAM B42 1LJ	4.28	Sell All Shares on Exercise	394	394	0	£1,691.71	£1,686.32	£5.39	CHR
Mrs	Justine Melanie	Flavell	WM786830B	C/07306556-08	14 Bratch Lane Wombourne WOLVERHAMPTON WV5 9AD	4.28	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	CHR
Mr	Kenneth D	Flemington	YB676789C	C/07306179-05	24 Cradley Road Eltham LONDON SE9 2HD	4.28	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	CHR
Mrs	Maria	Higgins	NP034231B	C/07306621-05	68 Fortles Crescent Regents Park Thornliebank GLASGOW G46 8JS	4.28	Sell All Shares on Exercise	1340	1340	0	£5,751.84	£5,735.20	£16.64	INV
Mr	Lawrence	Montgomery	WB858532B	C/07305504-03	1B Glasgow Lane ARDROSSAN Ayrshire KA22 8JD	4.28	Sell All Shares on Exercise	2365	2365	0	£10,150.31	£10,122.20	£28.11	INV
Mr	Steven	Shaw	NP945020D	C/07307109-10	2 Marguerite Villas Copse Hill Wimbledon LONDON SW20 0EA	4.28	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	CHR
Mr	Michael	Small	WE606482A	C/07305881-06	38 Ragstone Court Ditton Aylesford MAIDSTONE Kent	4.28	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	CHR
Ms	Kathleen	Thompson	YL895488B	C/07305948-00	28 Palm Grove Fairfeild STOCKTON ON TEES Cleveland TS19 7BA	4.28	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
Mrs	Nicola Faith	Warrilow	JL1727150	C/07306030-06	4 Gainsbrook Crescent Norton Canes CANNOCK Staffs WS11 9TN	4.28	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	CHR
Mr	Rees	Williams	YX467151D	C/07306514-06	63 Kingston Avenue Chadderton OLDHAM OL9 8LL	4.28	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	INV
					Totals			15767	15767	0	£67,661.94	£67,482.76	£179.18	

MATURITY EXERCISES - SELL ALL SHARES ON EXERCISE (HALIFAX SHARE DEALING NOMINEES LIMITED - ID33X24)

Reg No: 82548

Trinity Mirror
Maturity Schedule
HSDL Account
5 Sept 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Gregory Peter	Bennett	NW994467A	50 Healthwood Gardens Charlton Null LONDON SE7 8EP	4.28	C/07305434-09	Full Exercise to Corporate Nominee	3942	3942	0	£16,917.18	£16,871.76	£45.42	INV
Mr	David Joseph	Booth	WE747818C	28 Ashton Crescent Chadderton OLDHAM OL9 8HE	4.28	C/07306492-01	Full Exercise to Corporate Nominee	788	788	0	£3,383.43	£3,372.64	£10.79	CHR
Mrs	Sandra	Canning	YP831318D	9 Galston Court Silvertonhill HAMILTON Lanarkshire ML3 7YH	4.28	C/07306703-03	Full Exercise to Corporate Nominee	630	630	0	£2,708.75	£2,696.40	£10.35	INV
Mr	William Derek	Guthrie	NB521741A	26 Weavers Court 105 Seedhill Road PAISLEY Renfrewshire PA1 1QU	4.28	C/07305537-10	Full Exercise to Corporate Nominee	788	788	0	£3,383.43	£3,372.64	£10.79	INV
Mr	David Stuart	Henderson	YR451499C	1 Gairbraid Court GLASGOW G20 8HU	4.28	C/07306015-02	Full Exercise to Corporate Nominee	78	78	0	£338.34	£333.84	£4.50	CHR
Miss	Jean J	Hyndman	WK126474B	9 Glenwood Avenue AIRDRIE Lanarkshire ML6 8RY	4.28	C/07305711-09	Full Exercise to Corporate Nominee	1182	1182	0	£5,075.15	£5,058.96	£16.19	INV
Miss	Jacqueline	McGuigan	NP342866B	12 Forres Gate Giffnock GLASGOW G46 6NT	4.28	C/07306012-08	Full Exercise to Corporate Nominee	1577	1577	0	£6,750.00	£6,749.56	£0.44	INV
Miss	Deborah	Ramsay	NW384373D	28 Cramond Avenue RENFREW PA4 0XG	4.28	C/07305869-07	Full Exercise to Corporate Nominee	1182	1182	0	£5,075.15	£5,058.96	£16.19	INV
Ms	Jacqueline	Taylor	NB735614C	4 West Orchard Crescent CARDIFF CF5 1AR	4.28	C/07307094-08	Full Exercise to Corporate Nominee	788	788	0	£3,375.00	£3,372.64	£2.36	CHR
Mrs	Mavis	Warburton	2P763242D	48 Belvedere Gardens Tettenhall WOLVERHAMPTON WV6 9QL	4.28	C/07306805-06	Full Exercise to Corporate Nominee	315	315	0	£1,350.00	£1,348.20	£1.80	INV
							Totals	11270	11270	0	£48,354.43	£48,235.60	£118.83	

MATURITY EXERCISES - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 9	Month 0 9	Year 2 0 0 5		Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	20,234		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	426P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

ipanies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
companies registered in England and Wales

npanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
ror companies registered in Scotland   DX 235 Edinburgh

A40
COMPANIES HOUSE   0103
13/09/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 20,234
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   ☐ 1

Signed _____   Date 12 . 9 . 05

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP **Tel** 020 7293 3281
	DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 1 2	Month: 0 9	Year: 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	9,694	221	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)		



A32 COMPANIES HOUSE 0545 20/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	Class of shares allotted £0.10p Ordinary	Number allotted 8,117
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Jayantibhai Mistry	Class of shares allotted £0.10p Ordinary	Number allotted 1,577
Address 20 Wilshaw Grove Ashton under Lyne Lancashire		
UK postcode OL7 9QS		
Name Miss Jane Kaye	Class of shares allotted £0.10p Ordinary	Number allotted 221
Address 15 Summer Street Netherton Huddersfield		
UK postcode HD4 7JG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   2

Signed _____   Date 19 . 9 . 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange

coform

Trinity Mirror Maturity Schedule
HSDL Account
12 Sept 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dost Residue
Mr	John	Burney	YE710517B	143 Prestbury Road MACCLESFIELD Cheshire SK10 3DF	4.28	C/07306897-08	Full Exercise to Corporate Nominee	788	788	0	£3,383.43	£3,372.64	£10.79	INV
Ms	Angela Victoria	Maccarthy	WL081351A	Neuadd Menai Ville Anglesey MENAI BRIDGE Gwynedd LL59 5ES	4.28	C/07306389-05	Full Exercise to Corporate Nominee	394	394	0	£1,691.71	£1,686.32	£5.39	INV
							Totals	1182	1182	0	£5,075.14	£5,058.96	£16.18	

MATURITY EXERCISES - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

REG NO: 82548

Trinity Mirror Maturity Schedule
Sell All Shares
12 Sept 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Jamie M	Cooper	JN055621B	38 Lismore Drive Harborne BIRMINGHAM B17 0TP	4.28	C/07306100-00	Sell All Shares on Exercise	315	315	0	£1,353.37	£1,348.20	£5.17	INV
Mrs	Felicity	Davison	WE388705D	6 Miller Close Leven Park YARM Cleveland TS15 9UU	4.28	C/07306293-07	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
Mrs	Beverley Jane	Eaton	NB737811A	33 Western Road HUDDERSFIELD HD4 5TH	4.28	C/07305828-10	Sell All Shares on Exercise	315	315	0	£1,353.37	£1,348.20	£5.17	INV
Mrs	Sandra Camilla	Gamlin	WE634527A	42 The Leazes Throckley Newcastle NEWCASTLE UPON TYNE NE15 8QH	4.28	C/07306825-00	Sell All Shares on Exercise	1182	1182	0	£5,075.15	£5,058.96	£16.19	INV
Mrs	Valerie Ann	Morrison	YY674325A	6 Ridgewood Drive Pensby WIRRAL Merseyside CH61 8RA	4.28	C/07306560-10	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
Mr	John	Ogden	YA857042D	177 Manchester Road Hopwood HEYWOOD Lancs OL10 2HH	4.28	C/07305370-09	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	INV
Mr	Michael Leonard	Senior	YM723950A	2 Turnshaw Close Kirkburton HUDDERSFIELD HD8 0TQ	4.28	C/07305255-04	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
Mr	Graham Steven	Wilde	YR742844D	14 Motram Old Road STALYBRIDGE Cheshire SK15 2TG	4.28	C/07305394-06	Sell All Shares on Exercise	1182	1182	0	£5,075.15	£5,058.96	£16.19	INV
							Totals	6935	6935	0	£29,774.20	£29,681.80	£92.40	

MATURITY EXERCISES - SELL ALL SHARES ON EXERCISE (HALIFAX SHARE DEALING NOMINEES LIMITED ID33X24)

EXHIBIT C-(a) 227



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 9	0 9	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	10,641		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   28/09/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 7,251
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Ian Down	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 3,390
Address 32 Kenley Road Merton Park London		
UK postcode SW19 3DQ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   1

Signed _____   Date 27-9-05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror Maturity Schedule
Sell All Shares
19 Sept 2005

le	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
's	Denise Anne	Bridge	WA557722A	13 Fir Tree Close Upholland SKELMERSDALE Lancs WN8 9AW	4.28	C/07306842-00	Sell All Shares on Exercise	788	788	0	£3,375.00	£3,372.64	£2.36	INV
r	Michael	Griffin	YX721435C	6 Salcombe Drive SOUTHPORT Merseyside PR9 9GL	4.28	C/07306734-03	Sell All Shares on Exercise	473	473	0	£2,030.06	£2,024.44	£5.62	INV
r	David	McMurdo	YX501538D	Glendonwyn 6 Nelson Street DUMFRIES DG2 9AY	4.28	C/07305892-01	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
r	Paul	Penlington	YP676352D	3 Hardwicke Road Poynton STOCKPORT Cheshire SK12 1BJ	4.28	C/07305371-07	Sell All Shares on Exercise	1577	1577	0	£6,766.87	£6,749.56	£17.31	INV
rs	Kulvinder Kaur	Sahota	NR276963D	36 Davies Road Exhall COVENTRY CV7 9GJ	4.28	C/07305941-03	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
r	Peter	Sayer	WK153262C	Ingleton Court Fielden Road CROWBOROUGH East Sussex TN6 1TR	4.28	C/07305961-08	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
r	Thomas	Tyreman	YP698196A	31 Hemingford Gardens Leven Park YARM Cleveland TS15 9ST	4.28	C/07306294-05	Sell All Shares on Exercise	788	788	0	£3,383.43	£3,372.64	£10.79	INV
r	Paul A	Welch	WM313283B	113 Woodhouse Lane BRIGHOUSE West Yorkshire HD6 3TP	4.28	C/07305667-08	Sell All Shares on Exercise	1261	1281	0	£5,413.50	£5,397.08	£16.42	INV
							Totals	7251	7251	0	£31,119.15	£31,034.28	£84.87	

MATURITY EXERCISES - SELL ALL SHARES (HALIFAX SHARE DEALING NOMINEES LIMITED ID33X24)



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares
were allotted
(if shares were allotted on one date enter that
date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 6	0 9	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,779		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as
paid up

Consideration for which the shares
were allotted
*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) Schedule attached	Class of shares allotted £0.10 Ordinary	Number allotted 2,364
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Shona Bremner Chisholm	Class of shares allotted £0.10 Ordinary	Number allotted 2,050
Address 36 Forge Road Airdrie Lanarkshire		
UK postcode ML6 8PJ		
Name Mr David William Jones	Class of shares allotted £0.10 Ordinary	Number allotted 2,365
Address 166 Mather Avenue Allerton Liverpool Merseyside		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed _____   Date 27-9. 05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Linda Mailey, Trinity Mirror plc
	One Canada Square, Canary Wharf, London, E14 5AP
	Tel 020 7293 3000
	DX number DX exchange

coform

Trinity Mirror Maturity Schedule
Sell All Shares
26 Sept 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Mark	Blackman	NS011167A	88 Northwood Avenue PURLEY Surrey CR8 2EQ	4.28	C/07306594-04	Sell All Shares on Exercise	788	788	0	3383.43	3372.64	10.79	INV
Mr	Tony	Hall	YP777062D	103 Woodnook Road Appley Bridge WIGAN Lancs WN6 9JT	4.28	C/07305501-09	Sell All Shares on Exercise	788	788	0	3383.43	3372.64	10.79	INV
Mrs	Janet	Perks	NA164836C	Willow Cottage Pen Y Bont St George Abergele ABERGELE Clwyd LL22 9SD	4.28	C/07306628-02	Sell All Shares on Exercise	315	315	0	1353.37	1348.2	5.17	INV
							Totals	1891	1891	0	£8,120.23	£8,093.48	£26.75	

MATURITY EXERCISES - SELL ALL SHARES ON EXERCISE (HALIFAX SHARE DEALING NOMINEES LIMITED ID33X24)

Trinity Mirror Maturity Schedule
HSDL Account
26 Sept 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Paul	Hughes	JH2002115D	105 Ennisdale Drive West Kirby WIRRAL Merseyside CH48 9UG	4.28	C/0730691510	Full Exercise to Corporate Nominee	473	473	0	2030.06	2024.44	5.62	INV
							Totals	473	473	0	£2,030.06	£2,024.44	£5.62	

MATURITY EXERCISE - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

EXHIBIT C-(a) 229



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted

(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	3 0	0 8	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	32,241	539	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share (including any share premium)	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted £0.10p Ordinary	Number allotted 20,888
Name Individuals per attached schedules **Address** UK postcode	Class of shares allotted £0.10p Ordinary	Number allotted 11,892
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form $\boxed{5}$

Signed _____   Date   9. 8. 05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 230

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares



Pursuant to section 169 of the Companies Act

Note
This return must be
delivered to the
Registrar within a
period of 28 days
beginning with the
first date on which
shares to which it
relates were delivered
to the company

§ A private company
is not required to
give this information

To the Registrar of Companies (Address overleaf)	For official use	Company number
		82 548

Name of company



Please do not write
in the space above
For Inland Revenue
use only.

* TRINITY MIRROR plc

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY SHARES.		
Number of shares purchased	1,929,500		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SPREADSHEET.		
Maximum prices paid § for each share	SEE ATTACHED SPREADSHEET		
Minimum prices paid § for each share	SEE ATTACHED SPREADSHEET.		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 11,720,545 $\frac{22}{}$
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 58,605 $\frac{00}{}$



‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Signed   O. Taylor   Designation ‡ DIRECTOR   Date 4 October 2005.

Presentor's name address and reference (if any) :

MRS. N. A. HARRIS
Co. SECRETARY
TRINITY MIRROR PLC
ONE CANADA SQUARE
CANARY WHARF
LONDON E14 5AP

For official Use (10/03)	
General Section	Post room

COMPANIES HOUSE   11/10/05

Share Buyback Record of Transactions

Date	Broker	No of shares bought	Price	Consideration	Brokers Comm 0.20%	PTM Levy	Payment to Brokers	Stamp Duty Due 0.50%
08/09/2005	Cazenove	100,000	6.104750	610,475.00	1,220.95	1.00	611,696.95	3,058.48
09/09/2005	Cazenove	150,000	6.091545	913,731.75	1,827.46	1.00	915,560.21	4,577.80
12/09/2005	Morgan S	135,000	6.146259	829,744.97	1,659.49	1.00	831,405.45	4,157.03
13/09/2005	Morgan S	100,000	6.129000	612,900.00	1,225.80	1.00	614,126.80	3,070.63
14/09/2005	Morgan S	42,000	6.118708	256,985.74	513.97	1.00	257,500.71	1,287.50
15/09/2005	Morgan S	65,000	6.094000	396,110.00	792.22	1.00	396,903.22	1,984.52
16/09/2005	Morgan S	160,000	6.082000	973,120.00	1,946.24	1.00	975,067.24	4,875.34
19/09/2005	Morgan S	170,000	6.070890	1,032,051.30	2,064.10	1.00	1,034,116.40	5,170.58
20/09/2005	Morgan S	150,000	6.076749	911,512.35	1,823.02	1.00	913,336.37	4,566.68
21/09/2005	Morgan S	200,000	6.060100	1,212,020.00	2,424.04	1.00	1,214,445.04	6,072.23
22/09/2005	Morgan S	175,000	5.999000	1,049,825.00	2,099.65	1.00	1,051,925.65	5,259.63
23/09/2005	Morgan S	30,000	5.986000	179,580.00	359.16	1.00	179,940.16	899.70
26/09/2005	Morgan S	30,500	6.000000	183,000.00	366.00	1.00	183,367.00	916.84
27/09/2005	Morgan S	395,000	6.009873	2,373,899.84	4,747.80	1.00	2,378,648.63	11,893.24
29/09/2005	Morgan S	27,000	6.006667	162,180.01	324.36	1.00	162,505.37	812.53
		1,929,500		11,697,135.95	23,394.27	15.00	11,720,545.22	58,602.73

Actual payment rounded to nearest £5 up   £58,605.00

F:\Common\EPS details\[Buyback1to30Sept2005.xls]Buybacks support

EXHIBIT C-(a) 231



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548 |

Company Name in full | Trinity Mirror plc |

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares ere allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 7	Month 1 0	Year 2 0 0 5	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	31,008	68,439	13,065
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share *(including any share premium)*	426.0p	470.5p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

'f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:



U519
11/10/05
COMPANIES HOUSE

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees   *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode |M3 3TD	Class of shares allotted £0.10p Ordinary	Number allotted 112,512
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	*Number allotted*
Name **Address** UK postcode |	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   ☐ 0

Signed _____   Date __10·10·05__

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares are allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	3 0	0 9	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	30,699		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	488.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   11/10/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 30,699
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** _____ 10·10·05 _____

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

EXHIBIT C-(a) 233



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From								To						
Date or period during which shares are allotted (if shares were allotted on one date enter that date in the "from" box)	Day		Month		Year				Day		Month		Year		
	0	3	1	0	2	0	0	5							

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	4,412		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



A2U
COMPANIES HOUSE
0498
11/10/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,442
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Ann Carson	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 473
Address 24 Afton Drive Head of Muir Denny Stirlingshire		
UK postcode FK6 5PD		
Name Mr Andrew M Catchpool	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 394
Address Stonebridge Walk Shepley Huddersfield		
UK postcode HD8 8BS		
Name Mr Stephen D Irving	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 788
Address 61 Equity Road East Earl Shilton Leicester		
UK postcode LE9 7FZ		

Please enter the number of continuation sheets (if any) attached to this form | 3 |

Signed _____   Date *10·10·05*

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Malcolm D Spicer **Address** 116 Baverstock Road Birmingham UK postcode B14 5NT	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 315
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name Address UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 3 |

Signed _____   **Date** 10.10.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror Maturity Schedule
HSDL Account
3 October 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Andrew John	Baldwin	YW278933C	4 Broad Oak Place Hipperholme HALIFAX West Yorkshire HX3 8BY	4.28	C/07306164-07	Full Exercise to Corporate Nominee	394	394	0	£1,691.71	£1,686.32	£5.39	INV
Mrs	Elaine	Cooper	NE938237D	124 Intrepid Close Seaton Carew HARTLEPOOL Cleveland TS25 1GF	4.28	C/07306198-01	Full Exercise to Corporate Nominee	788	788	0	£3,383.43	£3,372.64	£10.79	INV
							Totals	1182	1182	0	£5,075.14	£5,058.96	£16.18	

MATURITY EXERCISES - SELL ALL SHARES THROUGH HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Maturity Schedule
Sell All Shares
3 October 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue	Dest Residue
Mr	Neville	Hadsley	WE296951C	25 Berkeley Road North COVENTRY CV5 6NY	4.28	C/07306580-04	Sell All Shares on Exercise	315	315	0	£1,353.37	£1,348.20	£5.17	INV
Mr	Edward	Kelly	WE675933C	21 Honeycross Road Chaulden HEMEL HEMPSTEAD Herts HP1 2JA	4.28	C/07305592-02	Sell All Shares on Exercise	315	315	0	£1,353.37	£1,348.20	£5.17	INV
Mr	James	Lee	WM336359C	26 River Park NAIRN IV12 5SR	4.28	C/07305524-08	Sell All Shares on Exercise	315	315	0	£1,353.37	£1,348.20	£5.17	INV
Mr	Owen Michael	Pearce	NS733935A	184 Inverness Place CARDIFF CF24 4SB	4.28	C/07307067-00	Sell All Shares on Exercise	315	315	0	£1,353.37	£1,348.20	£5.17	INV
							Totals	1260	1260	0	£5,413.48	£5,392.80	£20.68	

MATURITY EXERCISES - SELL ALL SHARES ON EXERCISE (HALIFAX SHARE DEALING NOMINEES LIMITED ID33X24)

EXHIBIT C-(a) 234



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 0	1 0	2 0 0 5			
Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p				
Number allotted	15,212	802				
Nominal value of each share	£0.10p	£0.10p				
Amount (if any) paid or due on each share (including any share premium)	428p	314p				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

ƒ the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	



A42
COMPANIES HOUSE
u474
11/10/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	Class of shares allotted £0.10p Ordinary	Number allotted 15,055
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mrs Jane Smith	Class of shares allotted £0.10p Ordinary	Number allotted 157
Address 33 Cambridge Road Ellesmere Port Merseyside		
UK postcode CH65 4AE		
Name Mr Adrian John Barnfather	Class of shares allotted £0.10p Ordinary	Number allotted 573
Address Burnswark View Eaglesfield Lockerbie Drumfriesshire Scotland		
UK postcode DG11 3PH		
Name Mr Robert Michael Dabell	Class of shares allotted £0.10p Ordinary	Number allotted 229
Address 309 Bennett Street Long Eaton Nottingham		
UK postcode NG10 4JB		

Please enter the number of continuation sheets (if any) attached to this form ☑

Signed _____ Date 10·10·05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange

coform

EXHIBIT C-(a) 235

 **form**

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 7	1 0	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	2,521		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

.f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

COMPANIES HOUSE 19/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	*Class of shares allotted* £0.10p Ordinary	*Number allotted* 1,733
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Adrian John Barnfather	*Class of shares allotted* £0.10p Ordinary	*Number allotted* 788
Address Burnswark View Eaglesfield Lockerbie Drumfriesshire Scotland		
UK postcode DG11 3PH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐ /

Signed _____ **Date** _17.10.05_

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

EXHIBIT C-(a) 236



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 1	Month 1 0	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	Ordinary 10p
Number allotted	10,798	7,045	8,442
Nominal value of each share	£0.10p	£0.10p	£0.10p
Amount (if any) paid or due on each share (including any share premium)	426.0p	470.5p	497.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG **Address** 201 Deansgate Manchester UK postcode |M3 3TD	Class of shares allotted £0.10p Ordinary	Number allotted 26,285
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _____   Date ɗℋ·/0·05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 237



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	3 1	1 0	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	13,875		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	Class of shares allotted £0.10p Ordinary	Number allotted 12,433
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Maurice Gene Connor	Class of shares allotted £0.10p Ordinary	Number allotted 1,442
Address 16 Elmtree Road Streetly Sutton Coldfield West Midlands		
UK postcode B74 3RX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form |3|

Signed _____ Date 2. 11. 05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform

Trinity Mirror Plc Exercise Schedule
Maturity -
Part Sale/Part Cert
31 October 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Sell	Share Certificate	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Maurice Gene	Connor	YM510416C	16 Elmtree Road Streetly SUTTON COLDFIELD West Midlands B74 3RX	4.28	C/07306781-05	Full Exercise Part Sale/Part Share Cert	3942	2500	1442	0	£16,959.48	£16,871.76	£87.72
							Totals	3942	2500	1442	0	£16,959.48	£16,871.76	£87.72

MATURITY EXERCISE - PARTIAL SALE/BALANCE CERTIFICATE

Trinity Mirror Plc Exercise Schedule
Maturity - Full Ex Corporate Nominee
31 October 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mr	Roger	Clarke	YL751819D	143 Russell Bank Road Four Oaks SUTTON COLDFIELD West Midlands B74 4RJ	4.28	C073059789-00	Full Exercise to Corporate Nominee	788	788	0	£3,391.89	£3,372.64	£19.25
Mr	Martin John	Norton	YM3542748	45 Adrian Road ABBOTS LANGLEY Herts WD5 0AG	4.28	C073065353-09	Full Exercise to Corporate Nominee	2365	2365	0	£10,175.68	£10,122.20	£53.48
							Totals	3153	3153	0	£13,567.57	£13,494.84	£72.73

MATURITY EXERCISES - HALIFAX SHARE DEALING NOMINEES LIMITED (ID33X24)

Trinity Mirror Plc Exercise Schedule
Maturity - Sell all Shares
31 October 2005

Title	Forenames	Surname	NI Number	Address	Option Price	Roll Number	Option Chosen	Granted	Exercised	Lapsed	Closing Balance	Cost of Shares	Residue
Mrs	Janet Elizabeth	Nethercole	WK349871D	52 Trent Ave Maghull LIVERPOOL L31 9DE	4.28	C/07306364-10	Sell All Shares on Exercise	788	788	0	£3,391.89	£3,372.64	£19.25
Mr	Derek	Watson	NU903303C	46 Kennedy Drive AIRDRIE Lanarkshire ML6 9AW	4.28	C/07305470-05	Sell All Shares on Exercise	3942	3942	0	£16,959.48	£16,871.76	£87.72
Mr	Alan	Woodison	YZ805862C	11 Mackinnon Terrace IRVINE Ayrshire KA12 9LH	4.28	C/07306214-07	Sell All Shares on Exercise	473	473	0	£2,035.13	£2,024.44	£10.69
Mr	Peter	Gomm	NS281359A	48 Misbourne Avenue High Wycombe Buckinghamshire HP13 7TA	4.28	C/07306145-00	Sell All Shares on Exercise	1577	1577	0	£6,783.79	£6,749.56	£34.23
							Totals	6780	6780	0	£29,170.29	£29,018.40	£151.89

MATURITY EXERCISES - SELL ALL SHARES (HALIFAX SHARE DEALING NOMINEES LIMITED ID33X24)

EXHIBIT C-(a) 238



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 8	1 0	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	9,389	5,024	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	426.0p	470.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 03/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 14,413
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   Date 2.11.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query..	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

EXHIBIT C-(a) 239



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number 82548

Company Name in full Trinity Mirror plc

Shares allotted (including bonus shares):

	From				To			

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year		Day	Month	Year
From	2 4	1 0	2 0 0 5	To			

Class of shares *(ordinary or preference etc)*	Ordinary 10p	Ordinary 10p	
Number allotted	1,497	3,258	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	428p	314p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached)	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 1,497
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Ivor L F Blight	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 2,866
Address 129 Epsom Road Guildford Surrey		
UK postcode GU1 2PP		
Name Mrs Siobhan E J Newman	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 392
Address 5 Bailey Close Windsor Berkshire		
UK postcode SL4 3RD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☑ /

Signed _____ Date 2.11.05

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,	
One Canada Square, Canary Wharf, London	
E14 5AP	Tel 020 7293 3281
DX number	DX exchange


coform

EXHIBIT C-(a) 240

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Co????ies A??

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

`82548`






Pleas? ?o n?? ????? in the s???? ?????? For Inland R??????e use only.

* insert full name of company

Name of company

* TRINITY MIRROR PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY SHARES		
Number of shares purchased	310,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	SEE ATTACHED SCHEDULE		
Maximum prices paid § for each share	SEE ATTACHED SCHEDULE		
Minimum prices paid § for each share	SEE ATTACHED SCHEDULE		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,813,884 ^{42}
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 9,070 ^{00}

TR / POS
2 11/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed    Designation ‡ DIRECTOR   Date 28 OCTOBER 2005

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

A57   ???????????   727
COMPANIES HOUSE   08/11/2005

1: Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at:

> London Stamp Office
> Ground Floor
> South West Wing
> Bush House
> Strand
> London
> WC2B 4QN
>
> Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:	Scotland:
The Registrar of Companies	The Registrar of Companies
Companies House	Companies House
Crown Way	37 Castle Terrace
Cardiff CF14 3UZ	Edinburgh EH1 2EB
DX: 33050 Cardiff	DX: 235 Edinburgh
	or LP - 4 Edinburgh 2

Share Buyback Record of Transactions

Date	Broker	No. of shares bought	Price	Consideration	Brokers Comm 0.20%	PTM Levy	Payment to Brokers	Stamp Duty Due 0.50%
03/10/2005	Morgan S	100,000	6.005100	600,510.00	1,201.02	1.00	601,712.02	3,008.56
04/10/2005	Morgan S	10,000	6.010000	60,100.00	120.20	1.00	60,221.20	301.11
05/10/2005	Morgan S	50,000	5.931958	296,597.90	593.20	1.00	297,192.10	1,485.96
12/10/2005	Morgan S	50,000	5.737000	286,850.00	573.70	1.00	287,424.70	1,437.12
13/10/2005	Morgan S	50,000	5.628500	281,425.00	562.85	1.00	281,988.85	1,409.94
17/10/2005	Morgan S	50,000	5.695500	284,775.00	569.55	1.00	285,345.55	1,426.73
		310,000		1,810,257.90	3,620.52	6.00	1,813,884.42	9,069.42

Actual payment rounded to nearest £5 up   £9,070.00

F:\Common\EPS details\[Buyback1to31Oct2005.xls]Buybacks support

EXHIBIT C-(a) 241



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 4	1 1	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	8,501		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	470.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE   10/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	Class of shares allotted £0.10p Ordinary	Number allotted 8,501
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____   **Date** 9.11.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 242



88(2)

Return of Allotment of Shares

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From		To	

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

From: Day `0 7` Month `1 1` Year `2 0 0 5`

To: Day Month Year

	From		To	
Class of shares *(ordinary or preference etc)*	Ordinary 10p			
Number allotted	7,569			
Nominal value of each share	£0.10p			
Amount (if any) paid or due on each share *(including any share premium)*	428p			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE   10/11/2005

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 7,096
Name Mr Mark Sutherland **Address** 41 Crescent Road Canvey Island Essex UK postcode SS8 7JZ	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 473
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name Address UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   Date 9.11.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange



EXHIBIT C-(a) 243



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | 82548

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 4	Month 1 1	Year 2 0 0 5	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	2,680		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share *(including any share premium)*	428p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Share Dealing Nominees Limited (ID33X24) (Schedule attached) **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted £0.10p Ordinary	Number allotted 2,680
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 15.11.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L A Harris, Assistant Company Secretary,
One Canada Square, Canary Wharf, London
E14 5AP   **Tel** 020 7293 3281
DX number   DX exchange

ccform

EXHIBIT C-(a) 244

 **coform**

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | 82S48

Company Name in full | Trinity Mirror plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 1	1 1	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary 10p	Ordinary 10p	
Number allotted	14,291	9,389	
Nominal value of each share	£0.10p	£0.10p	
Amount (if any) paid or due on each share *(including any share premium)*	497.5p	426p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE   17/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited A/C CESREG	**Class of shares allotted** £0.10p Ordinary	**Number allotted** 23,680
Address 201 Deansgate Manchester		
UK postcode M3 3TD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _L A Harris_   Date _15·11·05_

A director / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mrs L A Harris, Assistant Company Secretary,
	One Canada Square, Canary Wharf, London
	E14 5AP Tel 020 7293 3281
	DX number DX exchange

coform